06014417

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Clariant AG

*CURRENT ADDRESS Rothausstrasse 61
CH-4132 Muttenz 1
Switzerland

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 16 2006
THOMSON FINANCIAL

FILE NO. 82- 34978 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 6/15/06

RECEIVED
2005 MAY 24 P 3:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Articles of Association

of

Clariant Ltd

SECTION 1 **COMPANY NAME, REGISTERED OFFICE, OBJECT AND DURATION**

Article 1 A public limited company shall exist under the name "Clariant AG"/ "Clariant SA"/ "Clariant Ltd.", having its registered office in Muttenz.

Article 2 The corporate object shall be participation in undertakings involved especially in chemicals and related fields. The Company may also make and sell such products itself and provide the services related to them. The Company shall be entitled to acquire, charge, exploit and sell immovable properties and intangible property rights at home and abroad.

Article 3 The duration of the Company shall be indefinite.

SECTION 2 **SHARE CAPITAL**

Article 4 The Company's share capital shall be CHF 1'093'260'000.--, fully paid-up and divided into 230'160'000 registered shares, each of CHF 4.75.-- par value.

The Company may issue certificates covering several shares, unless the share certification requirement of paragraphs 3 - 5 below is waived. Certificates may be exchanged for smaller denominations or single units at any time.

The Company may dispense with printing and issuing certificates and, with shareholder consent, cancel issued certificates returned to the Company without replacing them. Such shareholder may request the Company to print and supply certificates for their registered shares free of charge at any time, and the Company can at any time print out registered shares for which certificates do not exist.

Registered shares without certificates or uncertified rights arising from them shall be transferable by assignment alone. Such assignment shall be valid only if notified to the Company. The Company may inform the bank shown in the books as appointed by the shareholder to manage the assigned registered shares of their assignment.

If a bank administers registered shares without certificates on a shareholder's behalf, such shares or the uncertified rights arising from them can only be transferred with the bank's cooperation. They can also be pledged in favour of that bank only by written pledge agreement. Such an agreement shall not require notification to the Company.

Article 5 The transfer of registered shares shall require approval of the Board of Directors, which may delegate this function. Such approval shall be granted if the acquirer notifies their name, nationality and address on a

form provided by the Company and declares that they have acquired the shares in their own name and for their own account.

Persons who do not expressly declare in the registration application that they are holding the shares on their own account (hereinafter: nominees) shall forthwith be entered on the share register as shareholders with voting rights up to a maximum of 2 % of the currently issued share capital. Beyond that limit, registered shares of nominees shall only be entered as voting if the nominees in question confirms in writing that they are willing to disclose the names, addresses and shareholdings of the persons on whose account they hold 0.5 % or more of the currently issued share capital. The 2 % limit shall apply *mutatis mutandis* to nominees related by common capital, voting, management or otherwise.

After hearing the person concerned, the Board of Directors may delete entries from the share register retroactively from the date of entry, if such entries were based on false information from the acquirer, who shall immediately be informed of such deletion. The Board of Directors may delegate these powers.

(Article 5a removed by decision of the Annual General Meeting dated as of April 7, 2005)

Article 5b The Company's share capital shall be increased by a maximum of CHF 40'000'000.-- by issue of a corresponding maximum of 8'000'000 registered shares of CHF 4.75 -- par value each by the exercise of conversion or warrant rights which were granted to their holders in connection with loan obligations of the Company or one of its subsidiaries. The holders of such conversion and warrant rights shall be entitled to subscribe to new shares. The acquisition of registered shares by the exercise of conversion and warrant rights shall be subject to the transfer conditions of Article 5 of the Articles of Association. The Board of Directors shall set the conditions of their issue. The following shall apply to convertible bond and warrant issues which, by decision of the Board of Directors, are not offered to shareholders for subscription in advance:

- The proceeds of issue of such convertible bonds and warrants shall only be used in connection with financing and refinancing the takeover of companies, parts of companies or participations.
- The issue of the new shares shall be subject to the applicable conversion or warrant conditions. Convertible bonds and/or warrants shall be issued on the customary market terms.

Conversion rights shall be available for a maximum of 10 years and warrant rights for 5 years from the time of issue.

Article 6 A register shall be kept of registered shares. Surnames and first names (without titles) of owners and beneficiaries shall be entered in it with their full address and nationality (or registered office in the case of

legal persons). Persons entitled by law to the voting right of a share which they do not own shall be noted in the share register on request (as statutory beneficiaries, legal representatives of minors etc.).

Article 7 Rights to shares shall be indivisible. The Company shall only recognize one proxy per share.

Voting and related rights pertaining to a registered share may only be exercised vis-à-vis the Company by the shareholder or beneficiary as the case may be. This shall not affect the provisions of Article 6 concerning persons entitled by law to the voting right of a share which they do not own and of Article 11 paragraph 2 concerning representation of one shareholder by another shareholder at the Annual General Meeting.

Article 8 Shareholders shall have the right of subscription to new share issues in proportion to their existing shareholdings.

The General Meeting may revoke shareholder subscription rights for important reasons as per the Swiss Code of Obligations, Art. 652b, Para. 2.

SECTION 3 BODIES OF THE COMPANY

A. Annual General Meeting

Article 9 The Annual General Meeting shall be the supreme body of the Company.

It shall be convened by the Board of Directors, which shall state the matters for discussion and motions to be put to it by the Board of Directors, shareholders and, when necessary, by the Auditors, at least twenty days before the date of the meeting, by a single announcement in the Company's organ of publication.

Article 10 The Annual General Meeting shall be held at the Company's registered office unless otherwise provided by the Board of Directors. The Chairman of the Board of Directors or, failing him, a Vice-Chairman or other member appointed by the Board for the purpose, shall chair the meeting and appoint a minuting secretary and the necessary scrutineers of votes.

Minutes shall be taken of proceedings and signed by the Chairman, minuting secretary and scrutineers.

Article 11 The Board of Directors shall issue procedural instructions concerning participation and representation at the Annual General Meeting.

A shareholder may only arrange representation by another shareholder at the Annual General Meeting by written proxy.

The Chairman shall decide whether to accept such a proxy.

The Board of Directors shall be entitled to make arrangements with banks and commercial investment managers to facilitate the exercise of voting rights pertaining to the shares deposited with them and/or for representation of those with the economic entitlement to the shares.

Article 12 Each share shall carry an entitlement to one vote. However, the votes which a shareholder may cast, both for his own shares and by proxy, shall not exceed 10 % of the share capital.

Legal persons and partnerships with legal personality which are united by capital or voting, single management or otherwise shall be deemed one shareholder for voting purposes.

To allow the exercise of voting rights pertaining to shares deposited at banks or with dealers or other commercial investment, the Board of Directors may draw up principles whereby exemptions can be granted from the restriction of Article 12 paragraph 1 for banks, securities dealers and commercial investment managers. It may also arrange exceptions for the exercise of voting rights by members of the company organs acting as proxies and independent proxies (Swiss Code of Obligations Article 698c).

The General Meeting shall take its decisions by absolute majority of the voting shares represented unless the law or Articles of Association prescribe otherwise.

In the event of a tie the Chairman shall have the casting vote. Voting shall be open unless the Annual General Meeting decides on, or the Chairman orders, a written ballot.

Article 13 Elections shall be made by absolute majority of the represented votes.

If no election is achieved on the first ballot, on the second ballot a qualified majority shall be decisive while, in the event of a tie, the Chairman shall have the casting vote.

Elections shall be open unless the Annual General Meeting decides on, or the Chairman orders, a written ballot.

Article 14 The Annual General Meeting shall be held annually within six months of the end of the financial year. The annual report and audit report shall be available for inspection by shareholders at the Company's registered office at least twenty days prior to the meeting.

Article 15 Extraordinary General Meetings shall be held when the Board of Directors or Auditors deem appropriate.

Extraordinary General Meetings shall also be summoned by decision of an Annual General Meeting or when one or more shareholders who together represent one-tenth of the share capital submit a signed application requesting such a meeting and stating the matters for discussion and motions to be put to it.

Article 16 The following business shall be reserved to the Annual General Meeting:

a) Establishment and amendment of the Articles of Association;

b) Election of the members of the Board of Directors, Auditors and the Group Auditor;

c) Approval of the annual report and group accounts;

d) Approval of the annual accounts and decision on the use of the balance sheet profit, especially setting of the dividend;

e) Discharge of the Board of Directors; and

f) Ruling on matters reserved by statute or Articles of Association to the Annual General Meeting or put to it by the Board of Directors.

Article 17 A decision of the Annual General Meeting backed by at least a two-third majority of the represented votes shall be required for the following:

a) To amend the corporate object;

b) To introduce voting shares;

c) To restrict the transferability of registered shares;

d) To make an approved or conditional capital increase;

e) To increase the capital from equity by contribution in kind or for the purpose of acquisition of assets and to grant special advantages;

f) To restrict or revoke the right to subscribe to new shares;

g) To move the registered office of the Company; and

h) To dissolve the Company without liquidation.

B. The Board of Directors

Article 18 The Board of Directors shall consist of at least 6 (six) and at most 10 (ten) members.

Article 19 The members of the Board of Directors shall each be elected for a four-year term of office, one year being understood as the interval between one Annual General Meeting and the next. One quarter of the Board of Directors shall be renewed annually.

Members standing down shall be re-electable.

The term of office of newly elected board members shall be set at the time of election, taking account of the system of rotation.

Article 20 Members of the Board of Directors shall retire from the office of board member no later than at the time of the Annual General Meeting following their 70th birthday.

Article 21 The Board of Directors shall elect a Chairman and one or more Vice-Chairmen from among its members. It shall appoint a Secretary to the Board, who need not be a board member. The Chairman shall convene the Board as often as business requires, and whenever a member requests it in writing.

Attendance by at least half the members of the Board of Directors shall be required to form a quorum. If such an attendance quorum is not formed, the Board shall nevertheless be quorate provided all absent members subsequently give their written consent to the relevant motion. No attendance quorum shall be required for decision-making by the Board of Directors on a report concerning a capital increase and for decisions requiring public recording.

The Board of Directors shall take its decisions by absolute majority of votes cast. In the event of a tie, the Chairman shall have the casting vote.

Decisions may also be taken by circular mailing, telex, fax or telegram unless a member requests verbal consultation. The Organizational Regulations shall govern the details.

Article 22 The Board of Directors shall determine its members' remuneration.

Article 23 The Board of Directors shall, in particular, exercise the following non-transferable and irrevocable functions:

a) Ultimate management of the Company and issue of the necessary directives;

b) Establishment of the organization

c) Arrangement of accounting, financial controlling and financial planning;

d) Appointment and dismissal of persons responsible for management and representation;

e) Supervision of persons with management responsibility, specifically as regards compliance with the laws, Articles of Association, Rules and Directives;

f) Drawing up the annual report; preparation of the Annual General Meeting; and implementation of its decisions;

g) Notification of the judge in the event of excessive indebtedness;

h) Decision on increasing the share capital where this lies within the competence of the Board of Directors (under the Swiss Code of Obligations, Art. 651, Para. 4); determination of capital increases and amendments of the Articles of Association to reflect them; and

i) Checking the expert qualifications of specialist auditors.

The Board of Directors may, in addition, rule on all matters not assigned by these Articles of Association to the Annual General Meeting.

Article 24 Subject to Article 23, the Board of Directors may transfer all or part of the management within the terms of Organizational Regulations to one or more of its members or to third parties (a Board of Management).

The Board of Directors shall establish the Organizational Regulations setting forth its powers in detail and the competence and obligations of the Board of Management.

Article 25 The Board of Directors shall designate board members and non-members with power of legally binding signature for the Company and shall determine how it shall be used.

C. Auditors and Group Auditor

Article 26 The Auditors and the Group Auditor, both elected annually by the Annual General Meeting, shall have the powers and obligations assigned to them by law.

SECTION 4 ANNUAL AND GROUP ACCOUNTS, RESERVE AND DISTRIBUTION OF PROFITS

Article 27 The Board of Directors shall establish the financial year.

Article 28 After accepting the motions of the Board of Directors and the report of the Auditors, subject to the provisions of the law and Articles of Association, the Annual General Meeting shall rule on the appropriation of the balance sheet profit and shall determine the dividends and time of their payment.

The Annual General Meeting, by proposal of the Board of Directors, shall decide on drawings from the general reserve in the context of the statutory provisions. The Board of Directors shall have power of disposal of the special reserve.

SECTION 5 ANNOUNCEMENTS, DISPUTES AND DISSOLUTION OF THE COMPANY

Article 29 Company announcements shall be made in the Schweizerischen Handelsamtsblatt.

Article 30 The jurisdiction for all disputes arising from the shareholder relationship shall be the place of the Company's registered office.

Article 31 In the event of dissolution of the Company, the terms of the Swiss Code of Obligations shall apply to its liquidation.

SECTION 6 CONTRIBUTIONS IN KIND

Article 32 Under the Agreement on Contributions in Kind, the Company shall acquire from Sandoz Ltd of Basel, 98 fully paid-up registered shares of CHF 1'000.-- par value in Sandoz Chemikalien AG, of Muttenz in the Canton of Basel-Landschaft. The Company shall also acquire one share each in Sandoz Chemikalien AG of Muttenz in the Canton of Basel-Landschaft from Dr Rolf Walter Schweizer and Daniel C. Wagnière, who hold them as qualifying shares. The total value of the contributions in kind shall be CHF 277'602'000.--. In return, Sandoz Ltd shall receive 1'500'998 registered shares valid as fully paid-up, while the other two founder members shall each receive one registered share in the Company valid as fully paid-up, with a par value of CHF 100.--. CHF 127'502'000.-- shall be booked by the Company as a premium.

Article 33 Under the Agreement on Contributions in Kind, the Company shall acquire from Sandoz Capital BVI Ltd., 100 shares of USD 1.-- (100 % of the share capital) in Sandoz Chemicals Corporation of Charlotte, USA; an initial contribution of DEM 20'090'000.-- (98 % of the share capital) to Sandoz Quinn-Produkte GmbH, of Leinfelden-Echterdingen, Germany; 165'994 shares of FF 100.-- (99.99 % of the share capital) in Sandoz Chimie S.A., of Rueil-Malmaison, France; 100'000 shares of ESP 1'000.-- (100 % of the share capital) in Compañía Sandoz Química S.A. of Barcelona, Spain; 6'934'000 shares of ESP 1'000.--

(100 % of the share capital) in Sandoz Productos Químicos of El Prat de Llobregat, Barcelona, Spain, 2 shares of GBP 1.-- (100 % of the share capital) in Doratrill Ltd. of Leeds, UK; 100 shares of CHF 100.-- (100 % of the share capital) in Sachem Finance BVI Ltd. of Tortola, British Virgin Islands; 300 shares of SEK 1'000.-- (100 % of the share capital) in Sandoz Chemicals AB of Moelndal, Sweden; and 1 share of DKK 13'200'000 and 1 share of DKK 1'800'000.-- (100 % of the share capital) in Sandoz Chemicals A/S of Karise, Denmark. The total value shall be CHF 518'000'000.--. In return Sandoz Capital BVI Ltd. shall receive 2'499'000 registered shares in the Company, valid as fully paid-up and having a par value of CHF 249'900'000.--; CHF 268'100'000.-- shall be booked by the Company as a premium.

Article 34 Under the Agreement on Contributions in Kind of 30 June 1997, the Company shall acquire from Hoechst Aktiengesellschaft of Frankfurt am Main an interest in the firm with a par value of DEM 50'000.-- and an interest with a par value of DEM 9'950'000.-- (together equal to 100 % of the subscribed capital) and the claim to the interest decided on but not yet in existence of DEM 500.-- in Virteon Spezialchemikalien GmbH, with registered office in Frankfurt am Main, and all related participating and ancillary rights and all other rights. In return, the Company contributing in kind shall receive 3'272'000 fully paid-up registered shares in the Company in line with a credit value of DEM 1'756'000'000.--. The sum exceeding the par value of the newly issued registered shares shall be booked by the Company as a premium. The Company intends to acquire further participations in or assets and liabilities of the Specialty Chemicals Division from Hoechst Aktiengesellschaft at a price up to a maximum of CHF 3'200'000'000.--.

Dated: 7 April 2005

Clariant

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

May 9, 2006

Media Release

Clariant International Ltd

Clariant Delivers Good Sales Growth in Q1 Moderate Increase in Profitability

- **Organic growth of 6% plus 5% positive currency effect, totalling an 11% increase**
- **Net income rises 31% to CHF 94 million**
- **EBIT margin grows to 7.2% from 7.0%**
- **Performance improvements deliver savings of CHF 60 million**
- **Raw material costs up 2% year-on-year**
- **Positive outlook for 2006 maintained, with substantial cost reductions on track**

Key Financial Group Figures					First Quarter
	2006		**2005**		**% Change**
	CHF mn	% of sales	CHF mn	% of sales	CHF
Sales	**2 161**	100.0	**1 992**	100.0	
Local currency growth (LC):	3%				
- Organic growth (2)	*6%*				
- Acquisitions/Divestitures (1)	*-3%*				
Currencies	5%				
Gross profit	651	30.1	613	30.8	+6
EBITDA before exceptionals	226	10.5	208	10.4	+9
EBITDA	220	10.2	183	9.2	+20
Operating income before exceptionals	156	7.2	139	7.0	+12
Operating income	150	6.9	110	5.5	+36
Net income/loss from continuing operations	94	4.3	72	3.6	+31
Operating cash flow	-9		22		

	31.03.2006	**31.12.2005**
Net debt	1 587	1 508
Equity (including minorities)	2 733	2 591
Gearing	58%	58%
Number of employees	23 176	23 383

(1) Acquisitions/Divestitures in 2005 included Clariant Acetyl Building Blocks, Germany, of the Life Science Chemicals Division, and was sold in July 2005.
(2) "Organic growth": Volume and price effects excluding the impacts of changes in FX rates and acquisitions/divestitures.

MUTTENZ, Switzerland – May 9, 2006 – Clariant posted a solid performance in the first three months of the year, with organic growth increasing 6% in local currency terms and 11% in Swiss Franc terms versus the same period in 2005.

Good demand was seen across most businesses, while sales prices held at last year's level. Net income rose to CHF 94 million, from CHF 72 million, with the operating margin before exceptional items increasing to 7.2%, from 7.0%, aided by cost-cutting measures. Earnings continued to be affected by higher raw material, energy and logistics costs compared to the same period in 2005.

"Clariant has delivered satisfactory results," said Chief Executive Officer Jan Secher. "Strong sales growth together with an increase in the operating margin are very encouraging signs. Nevertheless, raw material costs have shifted to higher levels and accordingly I am placing top priority on increasing our ability to raise prices and further improving our operational efficiency."

Reinforcing Performance Improvements

The Clariant Transformation Program and the associated series of performance improvements made good progress in the period, with approximately CHF 60 million in cost reductions accomplished in the First Quarter. A total of CHF 250 million in savings are on track to be delivered for the Full Year 2006.

Mr. Secher said his focus over the coming months will be to reinforce the Transformation Program, move Clariant into a sustained process of continuous improvement and strengthen its marketing capabilities. Mr. Secher took over the chief executive role from Roland Loesser, who became Clariant's chairman on April 7. "Clariant is fundamentally in good shape and that is thanks to the excellent work Roland Loesser and his team accomplished in re-establishing a strong financial base, refocusing the portfolio and initiating numerous performance improvements," Mr. Secher said.

As reported last month, Clariant agreed to sell its Pharmaceutical Fine Chemicals business for a transaction value of CHF 110 million to TowerBrook Capital Partners. All assets and personnel will be transferred and the business managed on a stand-alone basis. The deal is expected to close in the second quarter, resulting in net cash proceeds of approximately CHF 40 million and a book loss of approximately CHF 80 million. The Pharmaceutical

Fine Chemicals business was expected to contribute approximately CHF 250 million in sales and an operating profit in the range of CHF 13 to 18 million in 2006.

“Overall our portfolio is steadily shifting to one emphasizing color and surface effects with an increasing focus on value-added services,” Mr. Secher said. “I am convinced we have excellent potential in these areas, enabling us to achieve our goal of becoming the world’s leading specialty chemicals company.”

Successful Bond Issue

The company also successfully entered the European Debt Capital Markets for the first time with the launch of a seven-year EUR 600 million Eurobond. The issue met a positive reception with investors and set a benchmark for Clariant, attracting a broad and diverse investor base. This step has allowed the company to improve its debt maturity profile, optimize long-term financing costs and ensure its strong financial position.

Good Growth Across All Divisions

All five divisions experienced good growth across most of their businesses, benefiting from the healthy state of the global economy.

Performance was notably robust in Masterbatches, where sales increased by 10%, boosted by strong demand from the plastics industry and recovery in U.S. markets.

Textile, Leather & Paper Chemicals posted moderate growth, with mixed developments across its businesses. In the paper area, sales of optical brighteners were excellent.

Pigments & Additives had a strong quarter, with substantial increases in pigments and good sales for additives, including recently launched ranges of waxes and flame retardants.

Functional Chemicals performed positively, with personal care chemicals and oilfield services recording strong growth, while the crop protection area was weaker, in line with the agro industry.

In Life Science Chemicals, good demand was seen in Pharma as well as glyoxal and glyoxalic derivatives.

Looking at the regional picture, the Americas posted the strongest increase, with organic growth of 5% overall and 9% specifically in the United States. Asia grew by 3%, driven by a 13% rise in China, while Europe was up 6%, in which Germany posted organic growth of 6%.

Positive Outlook for Remainder of 2006

"Most signs point to a satisfactory rest of 2006," Mr. Secher said. "We expect strong results coming through from the performance improvements already in place. We should be able to largely offset higher raw material costs by increasing prices, further optimizing our sourcing and improving our operational efficiency."

Taking into account a broadly stable macro-economic environment, the company expects on a comparable basis for the full-year: Good sales growth in local currency terms; a total of CHF 250 million francs in cost base reductions; a higher EBIT margin; an improvement of at least CHF 120 million in operating income before exceptional items, and excellent growth in net income .

- end of release -

Clariant

Calendar of Corporate Events

August 2, 2006	First Half 2006 Results
November 7, 2006	Nine Month 2006 Results
February 20, 2007	Full Year 2006 Results; Annual Media Conference
April 2, 2007	Annual General Meeting

Contacts

Media Relations	Fax	+41 61 469 69 99
Walter Vaterlaus	Phone	+41 61 469 61 58
Rainer Weihofen	Phone	+41 61 469 67 42
Investor Relations	Phone	+41 61 469 67 48
	Fax	+41 61 469 67 67
Holger Schimanke	Phone	+41 61 469 67 45
Fabian Hildbrand	Phone	+41 61 469 67 49



Clariant

Exactly your chemistry.

Quarterly Report
May 9, 2006

Contents	Page

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
CH-4132 Muttenz 1, Switzerland

Clariant Delivers Good Sales Growth in Q1
Moderate Increase in Profitability

- *Organic growth of 6% plus 5% positive currency effect, totalling an 11% increase*
- *Net income rises 31% to CHF 94 million*
- *EBIT margin grows to 7.2% from 7.0%*
- *Performance improvements deliver savings CHF 60 million*
- *Raw material costs up 2% year-on-year*
- *Positive outlook for 2006 maintained, with substantial cost reductions on track*

Key Financial Group Figures

				First Quarter
		2006		2005
	CHF mn	% of sales	CHF mn	% of sales
Sales	**2 161**	100.0	**1 992**	100.0
Local currency growth (LC):	3%			
Organic growth[2]	*6%*			
Acquisitions/Divestitures[1]	*- 3%*			
Currencies	5%			
Gross profit	651	30.1	613	30.8
EBITDA before exceptionals*	226	10.5	208	10.4
EBITDA*	220	10.2	183	9.2
Operating income before exceptionals*	156	7.2	139	7.0
Operating income	150	6.9	110	5.5
Net income/loss	94	4.3	72	3.6
Operating cash flow	- 9		22	

	31.03.2006	31.12.2005
Net debt	1 578	1 508
Equity (including minorities)	2 733	2 591
Gearing	58%	58%
Number of employees	23 176	23 383

[1] Acquisitions/Divestitures in 2005 included Clariant Acetyl Building Blocks, Germany, of the Life Science Chemicals Division, and was sold in July 2005.

[2] Throughout this statement the term "organic growth" is being used, meaning volume and price effects excluding the impacts of changes in FX rates and acquisitions/divestitures.

* See Definitions of Terms of Financial Measurment on page 10.

MUTTENZ, Switzerland – May 9, 2006

Clariant posted a solid performance in the first three months of the year, with organic growth increasing 6% in local currency terms and 11% in Swiss Franc terms versus the same period in 2005.

Good demand was seen across most businesses, while sales prices held at last year's level. Net income rose to CHF 94 million, from CHF 72 million, with the operating margin before exceptional items increasing to 7.2%, from 7.0%, aided by cost-cutting measures. Earnings continued to be affected by higher raw material, energy and logistics costs compared to the same period in 2005.

"Clariant has delivered satisfactory results," said Chief Executive Jan Secher. "Strong sales growth together with an increase in the operating margin are very encouraging signs. Nevertheless, raw material costs have shifted to higher levels and accordingly I am placing top priority on increasing our ability to raise prices and further improving our operational efficiency."

Reinforcing Performance Improvements

The Clariant Transformation Program and the associated series of performance improvements made good progress in the period, with approximately CHF 60 million in cost reductions accomplished in the First Quarter. A total of CHF 250 million in savings are on track to be delivered for the Full Year 2006.

Mr. Secher said his focus over the coming months will be to reinforce the Transformation Program, move Clariant into a sustained process of continuous improvement and strengthen its marketing capabilities. Mr. Secher took over the chief executive role from Roland Loesser, who became Clariant's chairman on April 7th. "Clariant is fundamentally in good shape and that is thanks to the excellent work Roland Loesser and his team accomplished in re-establishing a strong financial base, refocusing the portfolio and initiating numerous performance improvements," Mr. Secher said.

As reported last month, Clariant agreed to sell its Pharmaceutical Fine Chemicals business for a transaction value of CHF 110 million to TowerBrook Capital Partners. All assets and personnel will be transferred and the business managed on a stand-alone basis. The deal is expected to close in the second quarter, resulting in net cash proceeds of approximately CHF 40 million and a book loss of approximately CHF 80 million. The Pharmaceutical Fine Chemicals business was expected to contribute approximately CHF 250 million in sales and an operating profit in the range of CHF 13-18 million in 2006.

"Overall our portfolio is steadily shifting to one emphasizing color and surface effects with an increasing focus on value-added services," Mr. Secher said. "I am convinced we have excellent potential in these areas, enabling us to achieve our goal of becoming the world's leading specialty chemical company."

Successful Bond Issue

The company also successfully entered the European Debt Capital Markets for the first time with the launch of a seven-year EUR 600 million Eurobond. The issue met a positive reception with investors and set a benchmark for Clariant, attracting a broad and diverse investor base. This step has allowed the company to improve its debt maturity profile, optimize long-term financing costs and ensure its strong financial position.

Good Growth Across All Divisions

All five divisions experienced good growth across most of their businesses, benefiting from the healthy state of the global economy.

Performance was notably robust in Masterbatches, where sales increased by 10%, boosted by strong demand from the plastics industry and recovery in U.S. markets.

Textile, Leather & Paper posted moderate growth, with mixed developments across its businesses. In the paper area, sales of optical brighteners were excellent.

Pigments & Additives had a strong quarter, with substantial increases in pigments and good sales for additives, including recently launched ranges of waxes and flame retardants.

Functional Chemicals performed positively, with personal care chemicals and oilfield services recording strong growth, while the crop protection area was weaker, in line with the agro industry.

In Life Science Chemicals, good demand was seen in Pharma as well as glyoxal and glyoxalic derivatives.

Looking at the regional picture, the Americas posted the strongest increase, with organic growth of 5% overall and 9% specifically in the United States. Asia grew by 3%, driven by a 13% rise in China, while Europe was up 6%, in which Germany posted organic growth of 6%.

Positive Outlook for Remainder of 2006

"Most signs point to a satisfactory rest of 2006," Mr. Secher said. "We expect strong results coming through from the performance improvements already in place. We should be able to largely offset higher raw material costs by increasing prices, further optimizing our sourcing and improving our operational efficiency."

Taking into account a broadly stable macro-economic environment, the company expects on a comparable basis for the full-year: Good sales growth in local currency terms; a total of CHF 250 million francs in cost base reductions; a higher EBIT margin; an improvement of at least CHF 120 million in operating income before exceptional items, and excellent growth in net income .

Economic Environment

General macro economic conditions were favorable during the period under review. Improved forecasts for economic growth were issued in Europe and in Asia. Growth in the US remained at high levels despite rising inflationary concerns and a climate of rising interest rates. Industrial production in Europe was higher than a year earlier. Prevailing geopolitical risks led to rising commodity prices and sustained high levels for oil prices.

Compared to the average exchange rates for the first three months of 2005, all major currencies with the exception of the Japanese Yen, appreciated compared to the Swiss Franc (See details on page 18). Also the main Latin American currencies such as the Brazilian Real (+33%) and the Mexican Peso (+16%) gained considerably in value versus the Swiss Franc.

Sales and Operating Results

Sales of the Group in the First Quarter of 2006 were up 8% in Swiss Franc terms and 3% higher in local currency terms. Organic sales growth (excluding the divestiture effect of the CABB business) was 6%. Selective price increases were implemented in most businesses.

The **gross margin** development compared to the same period a year ago was helped by somewhat higher sales prices, which were more than offset mainly by approximately 2% higher raw material costs.

Selling, general and administrative costs were reduced in percentage of sales (20.8% from 21.4%) compared to the same period a year ago. The increase in absolute terms was driven by higher sales volume and by the exchange rate development of major currencies against the Swiss Franc.

Research and development costs remained at the level of the First Quarter 2005, at CHF 54 million.

Restructuring expenses and impairments of CHF 6 million in the First Quarter of 2006 included mainly restructuring activities throughout Europe.

Net financial expenses increased to CHF 32 million from CHF 17 million. This was mainly due to foreign exchange rate losses, which amounted to CHF -11 million in the first three months of 2006 versus CHF +15 million in the previous year period. On the other hand interest expenses have been reduced to CHF 19 million from CHF 32 million in the first three months in 2005. Average financial debt was cut substantially in the first quarter 2006 to CHF 1.8 billion compared to CHF 2.8 billion the year before.

Tax expenses in the First Quarter were positively influenced by a substantial share of profit being generated in low taxed countries. A consistent operating performance throughout the entire group helped further to reduce the tax expenses in the first quarter.

Net income attributable to equity holders for the First Quarter 2006 climbed by 31% to a level of CHF 92 million compared to CHF 70 million a year ago.

Balance Sheet Key Figures

Total assets increased from CHF 7.324 billion in December 2005 to CHF 7.597 billion at the end of March 2006. The main factor was an increase in net working capital, which to a significant extent can be attributed to seasonal fluctuations.

Equity was affected by positive currency trends during the reporting period, as the exchange rate differences recognized in equity amounted to CHF 26 million. This was the result of the Swiss franc weakening against many currencies in the first quarter of 2006. In addition to this and supported by a favorable net result, equity rose to CHF 2.733 billion at the end of March 2006 from CHF 2.591 billion at the end of 2005.

Net debt at March 31 rose to CHF 1.578 billion from CHF 1.508 billion on December 31 2005, mainly due to the financing of acquisitions, capital expenditure and the increase of net working capital.

Gearing, which reflects net financial debt in relation to equity including minorities, remained stable from December 2005 to March 2006 at 58%.

Cash Flow

Cash flow from operating activities before changes in working capital was CHF 129 million for the First Quarter of 2006 compared to CHF 128 million for the same period in 2005.

Working capital increased by CHF 138 million during the First Quarter of 2006, compared to an increase of CHF 106 million for the same period of 2005. This development reflected higher inventories caused by higher raw material prices and the projected build-up of safety stocks to safeguard against the implementation of the new supply chain management system in Europe.

Cash flow from operating activities was CHF -9 million in the First Quarter of 2006, compared with CHF 22 million for the same period a year earlier.

Capital expenditure was lower at CHF 62 million for the First Quarter, compared to CHF 70 million reported for the same period last year, with depreciation of property, plant and equipment at the same level.

In 2005, Clariant Acetyl Building Blocks (CABB), part of the Life Science Chemicals Division, was sold. Under IFRS, the disposal did not qualify for reporting as discontinuing operations.

Textile, Leather & Paper Chemicals

	First Quarter			
	2006		2005	
	CHF mn	% of sales	CHF mn	% of sales
Sales	**564**		**506**	
EBITDA before exceptionals	52	9.2	53	10.5
Operating income before exceptionals	34	6.0	35	6.9
Operating income	33	5.9	31	6.1

See Definitions of Terms of Financial Measurements on page 10

Satisfactory volume growth in the **Textile, Leather & Paper Chemicals Division** led to increased sales compared to the same period a year earlier. Organic growth was 4% and a strong currency effect of 7% was recorded. Operating margins before exceptionals declined, partially due to devaluation of inventories for currency reasons and a competitive pricing environment.

Sales in the **Textile business** remained at last year's level. The good growth in volume was mainly driven by emulsions, dyes and products for pretreatment. A sluggish demand in Asia as well as a declining demand in North America was offset by a stabilization in Europe, and good growth in Latin America.

Increases in volumes with somewhat weaker prices for **Leather products** led to a slight increase in sales with a clear trend of strengthening towards the end of the First Quarter. Compared to the same period last year, wet end dyes and chemicals saw a good demand whereas the market for finishing products was somewhat weaker. Asia continued to see low levels of demand, whereas Europe, especially Italy, and Latin America experienced good business conditions.

Paper Chemicals continued to grow at last year's high rate. Volumes picked up significantly, especially in the area of optical brighteners. Paper markets in the US were increasing the degree of "white" to higher standards. Colorant, process and coating chemicals as well as paper process chemicals experienced good growth.

Pigment & Additives

	First Quarter			
	2006		2005	
	CHF mn	% of sales	CHF mn	% of sales
Sales	**499**		**460**	
EBITDA before exceptionals	87	17.4	60	13.0
Operating income before exceptionals	67	13.4	43	9.3
Operating income	66	13.2	36	7.8

See Definitions of Terms of Financial Measurements on page 10

The **Pigments & Additives Division** showed satisfactory growth in local currency and in Swiss Franc terms compared to the same period a year earlier. Organic growth was 4% while currencies added an additional 4%. The business environment remained challenging, however the overall lower demand for color products from last year reversed to a positive. Demand for additives remained at a high level. The strong improvement of the operating margin before exceptionals was mainly driven by strong volumes in a pricing environment that remained difficult.

An improved business environment for the **Coatings industry** resulted in good demand for pigments, especially for industrial coatings and decorative paints. Initiatives to further promote higher value added pigment preparations were well accepted by the customers. The automotive industry remained difficult, with no shift to more colorful coatings noted.

A strong demand for more colorful products for the **Plastics Industry** led to good growth. The main drivers for the growth were price increases, even as price pressure on pigments from Chinese sources continued in most businesses. In particular, antioxidants for plastics gained additional market share and importance for the business product portfolio.

The business for products in the **Printing Industry** remained difficult due to ongoing consolidation. Price pressure from competitors continued particularly in packaging and special inks. Sales declines were driven by these price decreases, which could not offset higher volumes compared to the same period a year earlier. Markets for Non-Impact Printing were stable.

Growth rates in the **Specialties Business** were above the previous year's level. Further market penetration by the product ranges of waxes and flame retardants launched last year made important contributions to growth.

Masterbatches

	First Quarter			
	2006		2005	
	CHF mn	% of sales	CHF mn	% of sales
Sales	**324**		**280**	
EBITDA before exceptionals	43	13.3	30	10.7
Operating income before exceptionals	35	10.8	22	7.9
Operating income	32	9.9	21	7.5

See Definitions of Terms of Financial Measurements on page 10

The **Masterbatches Division** showed strong growth in the First Quarter resulting in double digit increases. Organic growth of the business was 10% compared to the same period a year earlier and a currency effect of 6% was recorded. Strong volumes at higher price levels were achieved across all business segments and regions. Notably in the US, a strong recovery effect from the very low Fourth Quarter resulted in increased demand. The entire plastics industry saw strong demand throughout the First Quarter, but the value chain continued to be affected by the volatility of petroleum-derived raw materials.

Operating income margin before exceptional items improved strongly as a consequence of the higher volumes and better prices for our products. Europe showed satisfactory growth with particularly good results in the Eastern part of the continent. The Americas saw the strongest growth, driven by the aforementioned development in the US. Asia Pacific showed good results led by robust demand in Greater China.

Functional Chemicals

	First Quarter			
	2006		2005	
	CHF mn	% of sales	CHF mn	% of sales
Sales	**590**		**527**	
EBITDA before exceptionals	68	11.5	67	12.7
Operating income before exceptionals	56	9.5	56	10.6
Operating income	56	9.5	51	9.7

See Definitions of Terms of Financial Measurements on page 10

Good growth in the **Functional Chemicals Division** was driven by solid demand across most of its businesses and at increased prices. The businesses recorded an organic growth of 7% and a positive currency impact of 5%. Raw material costs still increased due to higher feedstock prices and remained volatile. The operating margin declined as the good growth in volumes could not offset the negative impact from higher input costs. The pricing environment remained difficult.

The **Detergents** business slowed. The business environment was characterized by ongoing pressure from raw material costs and lower demand.

Good pricing and solid demand for **Performance Chemicals** resulted in stable sales compared with the same period a year ago. A key driver for the mixed picture across the different businesses was the declining demand for chemicals for crop production, in particular fungicides against Asian Rust. Products for the construction industry and for personal care developed well.

Growth in volume and prices was driven by solid demand across all businesses for **Process Chemicals**. A strong winter in Europe, with good demand for deicing fluids, was a key contributor to the positive sales development. Products for oilfield services noted a positive development as well.

Life Science Chemicals

	First Quarter			
	2006		2005	
	CHF mn	% of sales	CHF mn	% of sales
Sales	**184**		**219**	
EBITDA before exceptionals	8	4.3	16	7.3
Operating income before exceptionals	- 2	- 1.1	6	2.7
Operating income	- 2	- 1.1	5	2.3

See Definitions of Terms of Financial Measurements on page 10

Both businesses in the **Life Science Chemicals Division** performed better compared to previous quarters. The divisional sales and operating result in absolute terms were lower due to the disposal of the CABB business on July 31, 2005 not qualifying as discontinuing operations under IFRS. The disposal effect totalled a negative 24%. The business grew organically by 5% and currencies helped by an additional 3%. Good prices and satisfactory growth in volumes contributed to that developement. Profitability slightly declined mainly due to somewhat higher raw material costs and especially lower demand and capacity utilization for agrochemical industry products.

Strong volumes and higher prices in selected product lines resulted in significant sales increases in the **Pharmaceutical Fine Chemicals** business. In general, business conditions improved with increased growth in generics as well as in innovators. The trend toward outsourcing continued, as the business won several new projects. For example, Roche chose Clariant as supplier of one key raw material in the manufacturing of Tamiflu®. As announced earlier Clariant agreed on the sale of this business to TowerBrook Capital Partners.

Lower demand but better pricing by an improved product portfolio resulted in higher sales for **Specialty Fine Chemicals** compared to the same period a year earlier. The agro business saw a slowdown driven by customers' high inventories mainly caused by less-than-expected demand for agents to combat Asian Rust. Continuous strong demand for glyoxal and glyoxylic acid contributed to the good sales development, with plants running at full capacity. The diversification of products in new application areas continued, for example sales in the thermo paper chemicals business developed well.

Regions

CHF mn	2006	% of sales	2005	% of sales	CHF %	LC %
					First Quarter	
Europe	1 084	50.1	1 060	53.2	2	2
of which Germany	*334*		*333*		–	–
of which Switzerland	*43*		*34*		27	25
Americas	626	29.0	521	26.2	20	5
of which USA	*312*		*262*		19	9
Asia / Australia / Africa	451	20.9	411	20.6	10	3
Total Group	**2 161**	100.0	**1 992**	100.0	8	3

See Definitions of Terms of Financial Measurements on page 10

Europe

Sales in Europe totalled 50% of Group Sales in the First Quarter 2006, thanks to strong development in the main markets.

Organic sales growth in Europe was 6%, and also 6% in Swiss Franc terms. Italy recorded the highest growth in the region at 12%. In Germany, sales in local currency remained stable, however organic growth was a solid 6%, as this accounts for the divestiture effect of the CABB business. With the exception of the UK, all major European countries recorded positive sales development in the period.

Americas

Sales of the Group in the Americas amounted to 29% of total sales. Particularly strong growth was recorded in the U.S. with an organic growth in sales of 9% in local currency and 19% in Swiss Francs, following the weak results in the last quarter of 2005. In Brazil organic sales growth was 6%. Among smaller countries within the region, sales developed positively in Mexico, Argentina and Venezuela.

Asia, Africa, Australia

Regional sales contributed 21% to group company sales. Organic sales growth was at 3% and at 10% in Swiss francs, however the developments varied across the region.

Some countries recorded dynamic growth rates, such as India, with a very strong organic growth of 16% and China, with an organic growth of 13%. Indonesia and Pakistan were also above group average. On the other hand, other countries recorded slightly negative sales developments, such as Japan, which continued the trend of the previous quarter and recorded a negative organic growth of 3%.

Definition of Terms of Financial Measurements

The following financial measurements are supplementary financial indicators. They should be considered in addition to, not as a substitute for, operating income, net income, operating cash flow and other measures of financial performance and liquidity reported in accordance with International Financial Reporting Standards (IFRS).

EBITDA – (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation of fixed assets and amortization of intangibles and can be reconciled from the Condensed Financial Statements as follows:

EBITDA

	First Quarter	
CHF mn	**2006**	**2005**
Operating income	150	110
+ Depreciation of PPE	69	67
+ Impairment of PPE	0	4
+ Amortization of intangibles	1	2
EBITDA	**220**	**183**

EBITDA before exceptionals

	First Quarter	
CHF mn	**2006**	2005
EBITDA	220	183
+ Restructuring and Impairment	6	29
- Impairment of PPE (reported under Restructuring and impairment)	–	- 4
+/- Gain/ Loss on Disposals	–	–
EBITDA before exceptionals	**226**	**208**

Operating income before exceptionals

	First Quarter	
CHF mn	**2006**	2005
Operating income	150	110
+ Restructuring and Impairment	6	29
+/- Gain/ Loss on Disposals	–	–
Operating income before exceptionals	**156**	**139**

Condensed Financial Statement of the Clariant Group
at March 31, 2006

Consolidated balance sheets (unaudited)

Assets	31.03.2006 CHF mn	%	31.12.2005 CHF mn	%
Non-current assets				
Property, plant and equipment	2 626		2 605	
Intangible assets	437		418	
Investments in associates	293		282	
Other financial assets	127		124	
Deferred income tax assets	251		250	
Total non-current assets	**3 734**	49.1	**3 679**	50.2
Current assets				
Inventories	1 635		1 535	
Trade receivables	1 523		1 488	
Other current assets[1]	406		344	
Cash and cash equivalents	257		223	
Current income tax receivables	42		55	
Total current assets	**3 863**	50.9	**3 645**	49.8
Total assets	**7 597**	100.0	**7 324**	100.0

Equity and liabilities	31.03.2006 CHF mn	%	31.12.2005 CHF mn	%
Capital and reserves attributable to the company's equity holders				
Share capital	1 093		1 093	
Treasury shares (par value)	- 13		- 18	
Other reserves	693		663	
Retained earnings	902		793	
	2 675		**2 531**	
Minority interests	58		60	
Total equity	**2 733**	36.0	**2 591**	35.4
Liabilities				
Non-current liabilities				
Financial debts	593		599	
Deferred income tax liabilities	387		390	
Provision for non-current liabilities	795		796	
Total non-current liabilities	**1 775**	23.3	**1 785**	24.4
Current liabilities				
Trade payables	1 233		1 205	
Financial debts	1 247		1 137	
Current income tax liabilities	204		175	
Provision for current liabilities	405		431	
Total current liabilities	**3 089**	40.7	**2 948**	40.2
Total liabilities	**4 864**	64.0	**4 733**	64.6
Total equity and liabilities	**7 597**	100.0	**7 324**	100.0

1 Thereof CHF 5 million in short-term deposits (2005: CHF 5 million)

Consolidated income statements (unaudited)

	First Quarter			
		2006		2005
	CHF mn	%	CHF mn	%
Sales	2 161	100.0	1 992	100.0
Costs of goods sold	- 1 510	69.9	- 1 379	69.2
Gross profit	**651**	30.1	**613**	30.8
Marketing and distribution	- 336	15.5	- 320	16.1
Administration and general overhead costs	- 114	5.3	- 106	5.3
Research and development	- 54	2.5	- 53	2.7
Income from associates	9	0.4	5	0.3
Restructuring and impairment	- 6	0.3	- 29	1.5
Operating income	**150**	6.9	**110**	5.5
Interest expense	- 19	0.9	- 32	1.6
Other financial income and expenses [1]	- 13	0.6	15	0.8
Income before taxes	**118**	5.4	**93**	4.7
Taxes	- 24	1.1	- 21	1.1
Net income	**94**	4.3	**72**	3.6
Attributable to:				
Equity holders of the company	92		70	
Minority interests	2		2	
Net income	**94**	4.3	**72**	3.6
Earnings per share for profit attributable to the company's equity holders:				
Earnings per share (CHF/share)	0.40		0.32	
Diluted earnings per share (CHF/share)	0.40		0.32	

1 Currency impact YTD 2006 of CHF -11 mn vs YTD Mar 2005 of CHF +15 mn.

Consolidated statements of cash flows (unaudited)

CHF mn		2006		2005
		First Quarter		
Net income		94		72
Depreciation of property, plant and equipment (PPE)		69		67
Impairment and reversal of impairment of PPE		–		4
Depreciation of intangibles		1		2
Changes in provisions and taxes		4		53
Interest paid		- 27		- 27
Income taxes paid		2		- 23
Other non-cash items		- 14		- 20
Cash flow before changes in working capital		**129**		**128**
Changes in inventories		- 104		- 88
Changes in trade receivables		- 28		18
Changes in trade payables		- 89		- 23
Changes in other current assets and liabilities		83		- 13
Cash flow from operating activities		**- 9**		**22**
Investments in PPE	- 62		- 70	
Investments in financial assets and associates	- 4		–	
Investments in intangible assets	–		- 1	
Sale of PPE and intangible assets	1		2	
Acquisition of companies, businesses and participations	- 18		–	
Dividends received	–		12	
Interest received	2		3	
Cash flow from investing activities		**- 81**		**- 54**
Treasury share transactions	22		- 2	
Changes in financial debts	101		- 146	
Cash flow from financing activities		**123**		**- 148**
Currency translation effect on cash and cash equivalents		1		7
Net change in cash and cash equivalents		34		- 173
Cash and cash equivalents at the beginning of the period		223		1 477
Cash and cash equivalents at the end of the period		257		1 304

Consolidated statement of changes in equity (unaudited)

CHF mn	Total share capital	Treasury shares (par value)	Other reserves: Share premium reserves	Other reserves: Hedging reserves	Other reserves: Cumulative translation reserves	Other reserves: Total other reserves	Retained earnings	Total attributable to equity holders	Minority interests	Total equity
Balance 31 December 2004	**1 151**	**- 17**	**767**	**- 5**	**- 233**	**529**	**595**	**2 258**	**56**	**2 314**
Net income recognized directly in equity	**–**	**–**	**–**	**–**	**39**	**39**	**–**	**39**	**4**	**43**
Net income						–	70	70	2	72
Total recognized income and expense for the period	**–**	**–**	**–**	**–**	**39**	**39**	**70**	**109**	**6**	**115**
Balance 31 March 2005	**1 151**	**- 17**	**767**	**- 5**	**- 194**	**568**	**665**	**2 367**	**62**	**2 429**
Balance 31 December 2005	**1 093**	**- 18**	**767**	**–**	**- 104**	**663**	**793**	**2 531**	**60**	**2 591**
Net income recognized directly in equity	**–**	**–**	**–**	**–**	**30**	**30**	**–**	**30**	**- 4**	**26**
Net income						–	92	92	2	94
Total recognized income and expense for the period	**–**	**–**	**–**	**–**	**30**	**30**	**92**	**122**	**- 2**	**120**
Treasury share transactions and share based payments		5				–	17	22		22
Balance 31 March 2006	**1 093**	**- 13**	**767**	**–**	**- 74**	**693**	**902**	**2 675**	**58**	**2 733**

1. Basis of preparation of financial statements

These financial statements are the interim condensed financial statements of Clariant Ltd (hereafter "the interim financial statements"), a company registered in Switzerland, and its subsidiaries for the three-month period ended on March 31, 2006 (hereafter "the Group"). They are prepared in accordance with the International Accounting Standard 34 (IAS 34 "Interim Financial Reporting") and were approved on May 5, 2006 by the Board of Directors. These interim financial statements should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2005 (hereafter "the annual financial statements") as they provide an update of previously reported information.

The accounting policies used are consistent with those used in the annual financial statements. Where necessary, the comparatives have been reclassified or extended from the previously reported interim results to take into account any presentational changes made in the annual financial statements or in these interim financial statements.

The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.

2. Seasonality of Operations

The Group operates in industries where significant seasonal or cyclical variations in total sales are not experienced during the financial year.

3. Restructuring and Impairment

During the reporting period, the Clariant Group recorded expenses for restructuring and in the amount of CHF 6 million. This concerned small projects mainly in France and Spain where the headcount is being further reduced and fixed assets that were made redundant were written off.

4. Nominal Value Reduction

On April 7, 2006 the ordinary General Meeting of shareholders approved the repayment of CHF 0.25 of the nominal value of each registered share, resulting in the reduction of the nominal value from CHF 4.75 to CHF 4.50 per registered share. The pay-out will reduce the share capital by CHF 57 540 000 and is expected take place by the end of June 2006.

5. Events After the Balance Sheet Date

On April 7, 2006 Clariant announced the launch of a seven-year EUR 600 million Eurobond. The bond pays a coupon of 4.375% and was issued at a price of 99.628%. The main purpose of this bond is to refinance financial liabilities with maturities of a shorter term and less favorable conditions.

On April 28, 2006 Clariant announced the sale of its Pharmaceutical Fine Chemicals unit to TowerBrook Capital Partners, L.P. The transaction is expected to be closed within the second quarter of 2006. In 2005 sales of these activities amounted to about CHF 210 million. Net assets transferred will amount to around CHF 120 million. Immediate cash proceeds are expected to be around CHF 40 million and the book loss resulting from the disposal will amount to approximately CHF 80 million after tax. The sale agreement includes an earn-out participation of CHF 40 million to be paid in two years' time.

9. Divisional Figures: First Quarter

	Sales to 3rd parties				EBITDA before exceptionals				EBITDA			
CHF mn	**2006**	2005	% CHF	% LC	**2006**	2005	% CHF	% LC	**2006**	2005	% CHF	% LC
Textile, Leather, Paper	564	506	11	4	52	53	-2	-9	51	49	4	-2
Pigments & Additives	499	460	8	4	87	60	45	41	86	57	51	46
Masterbatches	324	280	16	10	43	30	43	35	40	29	38	30
Functional Chemicals	590	527	12	7	68	67	1	-3	68	63	8	3
Life Science Chemicals	184	219	-16	-19	8	16	-50	-45	8	14	-43	-43
Divisions Total	**2 161**	1 992			**258**	226			**253**	212		
Corporate	–	–			-32	-18			-33	-29		
Total Group	**2 161**	1 992	8	3	**226**	208	9	5	**220**	183	20	16

	Operating income before exceptionals				Operating Income				Systematic Depreciation of PPE	
CHF mn	**2006**	2005	% CHF	% LC	**2006**	2005	% CHF	% LC	**2006**	2005
Textile, Leather, Paper	34	35	-3	-13	33	31	6	-2	18	18
Pigments & Additives	67	43	56	52	66	36	83	75	20	17
Masterbatches	35	22	59	49	32	21	52	44	8	8
Functional Chemicals	56	56	–	-3	56	51	10	6	12	12
Life Science Chemicals	-2	6	–	–	-2	5	–	–	10	10
Divisions Total	**190**	162			**185**	144			**68**	65
Corporate	-34	-23			-35	-34			1	2
Total Group	**156**	139	12	8	**150**	110	36	32	**69**	67

10. Divisional Margins: First Quarter

in %	Sales to 3rd parties		EBITDA before exceptionals		EBITDA	
	2006	2005	2006	2005	2006	2005
Textile, Leather, Paper	26.1	25.4	9.2	10.5	9.0	9.7
Pigments & Additives	23.1	23.0	17.4	13.0	17.2	12.4
Masterbatches	15.0	14.1	13.3	10.7	12.3	10.4
Functional Chemicals	27.3	26.5	11.5	12.7	11.5	12.0
Life Science Chemicals	8.5	11.0	4.3	7.3	4.3	6.4
Total Group	**100.0**	**100.0**	**10.5**	**10.4**	**10.2**	**9.2**

in %	Operating income b. exceptionals		Operating Income	
	2006	2005	2006	2005
Textile, Leather, Paper	6.0	6.9	5.9	6.1
Pigments & Additives	13.4	9.3	13.2	7.8
Masterbatches	10.8	7.9	9.9	7.5
Functional Chemicals	9.5	10.6	9.5	9.7
Life Science Chemicals	- 1.1	2.7	- 1.1	2.3
Total Group	**7.2**	**7.0**	**6.9**	**5.5**

11. Regional developments

					First Quarter	
CHF mn	2006	% of sales	2005	% of sales	CHF %	LC %
Europe	1 084	50.1	1 060	53.2	2	2
of which Germany	*334*		*333*		–	–
of which Switzerland	*43*		*34*		27	25
Americas	626	29.0	521	26.2	20	5
of which USA	*312*		*262*		19	9
Asia / Australia / Africa	451	20.9	411	20.6	10	3
Total Group	**2 161**	100.0	**1 992**	100.0	8	3

12. Foreign Exchange Rates

Rates used to translate the consolidated balance sheets (closing rate)	**31.03.2006**	31.12.2005	Change %
1 USD	1.31	1.31	–
1 EUR	1.58	1.56	1
1 GBP	2.27	2.27	–
100 JPY	1.11	1.12	- 1

			First quarter
Average sales-weighted rates used to translate the income statements and consolidated statements of cash flow	**2006**	2005	Change %
1 USD	1.30	1.18	10
1 EUR	1.56	1.55	1
1 GBP	2.27	2.23	2
100 JPY	1.11	1.13	- 2

13. Condensed Earnings Per Share Data

		First quarter
CHF mn	**2006**	2005
Number of shares outstanding at 31.03.06 and 31.03.05 respectively	230 160 000	230 160 000
Weighted average, number of shares outstanding	226 678 365	226 922 215
Weighted average, diluted number of shares outstanding	227 999 861	228 082 107
Basic earnings per share (in CHF)	0.40	0.32
Diluted earnings per share (in CHF	0.40	0.32

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs about 23,000 people. Headquartered in Muttenz near Basel, it generated sales of around CHF 8.2 billion in 2005.

Clariant's businesses are organized in five divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Functional Chemicals, Life Science Chemicals and Masterbatches.

Clariant is committed to sustainable growth springing from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or else add value to their end products. The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.

www.clariant.com

Calendar of Corporate Events

August 2, 2006	Half Year 2006 Results
November 7, 2006	Nine Month 2006 Results
February 20, 2007	Full Year 2006 Results

Your Clariant Contacts

Investor Relations	Fax +41 61 469 67 67
Holger Schimanke	Tel. +41 61 469 67 45
Fabian Hildbrand	Tel. +41 61 469 67 49
Media Relations	Fax +41 61 469 69 99
Walter Vaterlaus	Tel. +41 61 469 61 58
Rainer Weihofen	Tel. +41 61 469 67 42

Clariant – The Way Forward

1st Quarter Results
May 9th, 2006

Clariant

Exactly your chemistry.

Clariant

Exactly your chemistry.

Content

Clariant

Exactly your chemistry.

Overview & Key Factors 1st Quarter 2006

Jan Secher, CEO

Clariant

Exactly your chemistry.

Clariant - The Way Forward

- Very optimistic about long-term potential
- Strategy is right, people are excellent, priority on execution
- Further scope to reduce organizational complexity
- Sharpen focus on key changes to release additional energy
- Shift to "front-end" driven organization
  - Strengthen marketing capabilities
  - Increase customer orientation
- Opportunities to further develop value-added services

A strong company with a great future

Clariant

Exactly your chemistry.

Clariant is delivering as promised

- Strong commitment at all levels to the Transformation Program
- Performance improvements fully on track
  - More than 2,400 jobs eliminated
  - CHF 520 million cost base reduction achieved so far
- Investment grade credit rating awarded
- Successfully launched € 600 million seven-year Eurobond

Clariant
Exactly your chemistry.

1st Quarter 2006 – *Good sales growth with increased profitability*

- Organic growth of 6% plus positive currency effect of 5%, to CHF 2.161 billion
- Transformation Program delivered further CHF 60 million of cost reductions
- EBIT margin before exceptionals grew to 7.2% from 7.0%
- Prices held at last year's levels
- Raw material costs up 2% year-on-year
- Operating cash flow at CHF -9 million
- Net income up 31% to CHF 94 million, from CHF 72 million
- Positive outlook for 2006, with CHF 250 million cost reductions on track

Clariant

Exactly your chemistry.

Financial Review 1st Quarter 2006

Patrick Jany, CFO

Clariant

Exactly your chemistry.

1st Quarter 2006 - Key financial group figures

	1st Quarter			
	2006		2005	
	CHF mn	% of sales	CHF mn	% of sales
Sales	**2,161**	100%	**1,992**	100%
Local currency growth (LC)	**3%**			
- Organic growth	**6%**			
- Acquisitions/Divestitures[1]	**-3%**			
Currencies	**5%**			
Gross profit	**651**	30.1%	**613**	30.8%
EBITDA before exceptionals*	**226**	10.5%	**208**	10.4%
EBITDA	**220**	10.2%	**183**	9.2%
Operating income before exceptionals	**156**	7.2%	**139**	7.0%
Operating income	**150**	6.9%	**110**	5.5%
Net income	**94**	4.3%	**72**	3.6%
Operating cash flow	**-9**		**22**	

* Divestments included Clariant Acetyl Building Blocks, Germany, of the Life Science Chemicals Division and was sold July 2005

Clariant

Exactly your chemistry.

Sales growth driven by strong volume

1st Quarter 2006 versus 1st Quarter 2005



+6%
+0%
+6%
+5%
+11%
3%
Divestments*
5%
Currencies
3%
Local currency growth
Volume & Mix
Price
Organic growth
Currencies
Sales in CHF

* Divestments included Clariant Acetyl Building Blocks, Germany, of the Life Science Chemicals Division and was sold July 2005

Clariant

Exactly your chemistry.

Overview

Key Factors
1st Quarter Results

Financial Review

Business Review

Performance
Improvements

Outlook

Regional sales in 1st Quarter 2006



1st Quarter 2006
Asia/Australia/Africa
451
of which
China
72
+3%
+13%
Europe
1,084
+6%
of which
USA
312
+9%
+5%
Americas
626
+6%
of which
Germany*
334
Sales: 2,161

Sales in mn CHF, Organic growth in %

* excluding divestments of Clariant Acetyl Building Blocks (Germany) of the Life Science Chemicals Division, sold July 2005.

Clariant
Exactly your chemistry.

Transformation Program costs & benefits



Benefits
Costs
2005
Q1
Q2
Q3
Q4
2006
Q1
50
70
100
90
60
29
30
64
63
6
17
23
13
26
10

in mn CHF

Performance improvement impact* | Other Transformation Program costs** | Restructuring & impairment

*before price erosion, FX, raw material impact and others **non-exceptional CPIP costs

Clariant

Exactly your chemistry.

Key drivers of operating income before exceptionals in 1st Quarter 2006



Price* +0%
Volume & mix +6%
Divestments -3%
FX +5%
Raw materials* -2%
CPIP measures +40
Other -2%
139
156
EBIT Q1 2005
EBIT Q1 2006

EBIT & CPIP measures: in mn CHF

*after CPIP measures

Clariant

Exactly your chemistry.

Overview

Key Factors
1st Quarter Results

Financial Review

Business Review

Performance
Improvements

Outlook

Financial result 1st Quarter 2006

	1st Quarter	
	2006 *CHF mn*	**2005** *CHF mn*
Interest expense	**-19**	**-32**
Other financial expenses	-6	-10
Financial income	+4	+10
Currency result, net	-11	+15
Other financial income and expenses	**-13**	**+15**
Total financial result	**-32**	**-17**

- Lowered by currency results
- Offset partially by lower interest charges

Clariant
Exactly your chemistry.

Cash flow 1st Quarter 2006

	1st Quarter	
	2006 *CHF mn*	**2005** *CHF mn*
Net result	94	72
Depreciation & amortization	70	73
Other	-35	-17
Operating cash flow before working capital	**129**	**128**
Change in working capital	-138	-106
Operating cash flow	**-9**	**22**
Capital expenditure	-62	-70
Acquisitions, disposals and other	-19	+17
Cash flow before financing	**-90**	**-32**

- Higher restructuring cash outflows
- Higher net working capital

Clariant

Exactly your chemistry.

Overview

Key Factors
1st Quarter Results

Financial Review

Business Review

Performance
Improvements

Outlook

Successful refinancing of the Group

- Well-received ▯ 600 million seven-year Eurobond
- Completes extensive refinancing project
- Maturities extended to 2013
- Optimizes balance sheet structure
- Increases borrowing flexibility
- Issue ratings: Moody's: Baa2 (stable)
  S&P: BBB (stable)
- Access to new investor base for Clariant

Clariant

Exactly your chemistry.

Business Review
1st Quarter 2006
Jan Secher, CEO

Divisional sales and margins – 1st Quarter 2006

	1st Quarter				
	Sales			EBITDA Margin in %**	
	CHF mn	% Organic Growth*	% LC	2006	2005
Textile, Leather & Paper Chemicals	564	4	4	9.2	10.5
Pigments & Additives	499	4	4	17.4	13.0
Masterbatches	324	10	10	13.3	10.7
Functional Chemicals	590	7	7	11.5	12.7
Life Science Chemicals	184	5	-19	4.3	7.3
Total Group	2,161	6	3	10.5	10.4

* Divestments included Clariant Acetyl Building Blocks, Germany, of the Life Science Chemicals Division and was sold July 2005
** EBITDA-Margin before exceptionals

Textile, Leather & Paper Chemicals

- Strong growth in paper, especially driven by optical brighteners
- Volume growth in textile mainly in dyestuffs and emulsions
- Slow recovery for leather products
- Asia weaker than expected
- Profitability reduced partially by inventory devaluation and competitive pricing environment
- Pressure from high raw material costs easing but ongoing

Sales


LSC
TLP 26%
FUN
MB
PA

EBITDA*


LSC
TLP 20%
FUN
MB
PA



1st Quarter 2006

* before exceptionals

Clariant

Exactly your chemistry.

Overview

Key Factors
1st Quarter Results

Financial Review

Business Review

Performance
Improvements

Outlook

Pigments & Additives

- Strong performance for products in the plastics markets
- Increased demand for colorants as well as additives
- High volumes, but pressure on prices in challenging market conditions
- Market for both industrial and decorative coatings developing well
- Consolidation in the printing industry continued
- Positive margin trend supported by new product launches

Sales



LSC
TLP
FUN
MB
PA
23%

1st Quarter 2006

EBITDA*



LSC
TLP
FUN
MB
PA
34%

* before exceptionals



Clariant

Exactly your chemistry.

Masterbatches

- Unusually strong quarterly growth with price increases achieved in a highly competitive environment
- Overall excellent performance in the plastic markets
- Robust growth in North America - rebounding from a weak 4th Quarter
- Good growth in Europe; recovery in Asia and Latin America
- Raw material costs remain volatile

Sales



LSC
TLP
FUN
PA
MB
15%

1st Quarter 2006

EBITDA*



LSC
TLP
FUN
PA
MB
17%

* before exceptionals



Clariant

Exactly your chemistry.

Overview

Key Factors 1st Quarter Results

Financial Review

Business Review

Performance Improvements

Outlook

Functional Chemicals

- Solid demand across most businesses
- Increased demand for personal care and construction chemicals
- Crop protection declined due less demand for Asian Rust fungicides
- Strong demand especially for de-icing and oilfield chemicals
- Lower profitability; higher prices did not fully offset raw material costs



Sales
LSC
TLP
FUN 27%
MB
PA



EBITDA*
LSC
TLP
FUN 26%
MB
PA

1st Quarter 2006

* before exceptionals



Life Science Chemicals

- Pharmaceutical Fine Chemical Business:
  - Agreement to sell the business to TowerBrook Capital Partners
  - Successfully launched major projects, good growth in volumes and prices
  - Expected sales in 2006 of approx. CHF 250 million and positive EBIT contribution of approx. CHF 13-18 million
- Specialty Fine Chemical Business:
  - Mixed demand; growth driven by glyoxal business
  - Margin declined, mainly due to weak demand for agrochemicals; customer inventories remained at high levels

Sales


LSC
9%
TLP
FUN
MB
PA

1st Quarter 2006

EBITDA*


LSC
3%
TLP
FUN
MB
PA

*** before exceptionals**



Clariant
Exactly your chemistry.

Performance improvements to deliver strongly in 2006

EBIT impact of measures*


+250
800-900
710
460
520
150
2004
2005
2006
2007
200
481
465
610
610
1st Quarter
1st Quarter

in mn CHF

performance improvement measures
performance improvement costs, restructuring costs, other CPIP costs

*before price erosion, FX, raw material impact and others, all figures cummulative

Clariant
Exactly your chemistry.

Personnel reduction on track



27,008
24,769
23,383
207
23,176
Dec 31, 2003
Dec 31, 2004
Dec 31, 2005
Reduction
1st Quarter 2006
Mar 31, 2006
Number of employees, reported

Clariant

Exactly your chemistry.

Overview

Key Factors
1st Quarter Results

Financial Review

Business Review

Performance Improvements

Outlook

Outlook for 2006

- Good sales growth in local currency terms above last year
- Raw material pricing environment shifted to higher levels
- Pricing and sourcing initiatives to largely offset increased raw material costs
- Total cost base reduction of approx. CHF 250 million expected
- EBIT before exceptional items improvement of at least CHF 120 million on a comparable basis
- Tax rate approximately 30%
- Excellent growth in net income on a comparable basis

2006 – Higher profitability

Clariant

Exactly your chemistry.

Calendar of upcoming corporate events

May 10, 2006	Deutsche Bank Conference Buergenstock
May 10-19, 2006	CEO, CFO and IR on Roadshow in USA and Europe
May 18, 2006	Sarasin Conference Lucerne
June 21, 2006	Sal. Oppenheim Conference Zurich
August 2, 2006	Half Year 2006 Results
November 7, 2006	Nine Month 2006 Results
November, 2006	"Clariant meets Investors" Zurich
February 20, 2007	Full Year 2006 Results

Clariant

Exactly your chemistry.

Your Investor Relations contacts

Dr. Holger Schimanke
Head Investor Relations

Phone	+41 (0) 61 469 67 45
Mobile	+41 (0) 79 343 59 83
email	holger.schimanke@clariant.com



Fabian Hildbrand, CIIA
Investor Relations Officer

Phone	+41 (0) 61 469 67 49
Mobile	+41 (0) 79 763 93 80
email	fabian.hildbrand@clariant.com



Natalie Schweigert
Investor Relations

Phone	+41 (0) 61 469 67 48
Fax	+41 (0) 61 469 67 67
email	natalie.schweigert@clariant.com



Mirjam Grieder
Investor Relations

Phone	+41 (0) 61 469 67 66
Fax	+41 (0) 61 469 67 67
email	mirjam.grieder@clariant.com



Clariant International Ltd · Rothausstrasse 61 · 4132 Muttenz · Switzerland · investor-relations@clariant.com

Clariant
Exactly your chemistry.

Disclaimer

This presentation contains certain statements that are neither reported financial results nor other historical information. This presentation also includes forward-looking statements.

Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond Clariant's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors such as: the timing and strength of new product offerings; pricing strategies of competitors; the Company's ability to continue to receive adequate products from its vendors on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs; and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Clariant does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

April 28, 2006

Media Release

Clariant International Ltd

Clariant sells Pharmaceutical Fine Chemicals to TowerBrook Capital Partners

MUTTENZ, Switzerland, April 28, 2006 - Clariant today announced the sale of its Pharmaceutical Fine Chemicals unit to TowerBrook Capital Partners, L.P. for a transaction value of approximately CHF 110 million. The sale marks a further step in Clariant's strategy to focus its portfolio on core activities.

The unit manufactures building blocks, regulatory starting materials, intermediates and active pharmaceutical ingredients (APIs) for both the innovative and the generic pharmaceutical industry. At the deal's completion, the new autonomous entity will be one of the world's largest businesses based solely on pharmaceutical fine chemicals, with 2005 sales of around CHF 210 million and about 800 employees. It will operate all manufacturing sites of Clariant Pharmaceutical Fine Chemicals and will be headquartered in Frankfurt am Main, Germany.

The new entity has strong opportunities for profitable growth as a result of the restructuring efforts and the successful implementation of its new strategy in the pharmaceutical business. As previously announced, new contracts with major customers were signed in recent months. For example, Clariant Pharmaceutical Fine Chemicals was selected by Roche as a supplier for key materials in the manufacturing supply chain of Tamiflu®.

The agreed selling price of CHF 110 million includes an earn-out participation of CHF 40 million. This earn-out participation, to be paid in two years' time, reflects the strong prospects of the unit. The deal is expected to close in the second quarter after fulfillment of local transfer requirements such as approval of the competition authorities, resulting in net cash proceeds of approximately CHF 40 million and a book loss of approximately CHF 80 million. All assets and personnel will be transferred and the business will be managed on a stand-alone basis.

Jan Secher, Clariant's Chief Executive, said: "The Pharmaceutical Fine Chemicals business sharpened its strategy and improved its efficiency, enabling it to become one of the industry's leading suppliers. As an independent entity supported by a committed investor, it has an excellent opportunity to perform well in the future. On the Clariant side, this is another important step in focusing our business portfolio on innovative applications with value-increasing service components."

James Harrison, Managing Director of TowerBrook, said: "As a supplier to the pharmaceutical industry, the Pharmaceutical Fine Chemicals business is in an excellent position to benefit from the increasing trend towards outsourcing to specialist providers. Together with management, we plan to grow the business through new capital investment and through appropriate acquisitions."

About TowerBrook

TowerBrook Capital Partners, L.P. is a private equity firm with more than $2.5 billion under management. The firm has offices in London and New York and focuses on making investments in European and North American companies. TowerBrook pursues control-oriented private equity investments in large and middle market companies, partnering with highly capable management teams and seeking situations characterized by complexity. TowerBrook invests primarily in leveraged buy-outs, leveraged build-ups and distressed situations. www.towerbrook.com

Contacts:

Investor Relations	Fax	+41 61 469 67 67
Holger Schimanke	Phone	+41 61 469 67 45
Fabian Hildbrand	Phone	+41 61 469 67 49
	Phone	+41 61 469 67 48
Media Relations	Fax	+41 61 469 69 99
Walter Vaterlaus	Phone	+41 61 469 61 58
Rainer Weihofen	Phone	+41 61 469 67 42
TowerBrook		
Gill Ackers / Conor McClafferty		
Brunswick Group LLP	Phone	+44 20 7404 5959

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

April 7, 2006

Media Release

Clariant International Ltd

11. Annual General Meeting of Shareholders of Clariant Ltd

Clariant shareholders vote in favor of all resolutions

MUTTENZ, Switzerland – April 7, 2006 – The shareholders of Clariant Ltd, Muttenz/ Switzerland, have taken note of the 2005 business results at the Company's 11th Annual General Meeting of Shareholders in Basel and voted by overwhelming majorities in favor of all resolutions proposed by the Board of Directors. They granted, among other things, discharge to the Board of Directors and the Board of Management and approved, instead of payment of a dividend, a repayment of the nominal value of CHF 0.25 of each registered share. The share capital of CHF 1,093,260,000 will therefore be reduced by CHF 57,540,000 to CHF 1,035,720,000, and the nominal value of each registered share will be reduced from CHF 4.75 by CHF 0.25 to CHF 4.50. The amount of CHF 0.25 in place of a dividend is expected to be paid to the shareholders in cash by the end of June 2006 after expiration of the legally prescribed notice to obligees. The available earnings to be carried forward of CHF 229,550,139 will be appropriated to the free reserves.

President Robert Raeber and Prof. Dieter Seebach have retired from the Board of Directors due to having reached the statutory age limit. The US-born Peter Chen, who is a Full Professor of Physical-Organic Chemistry at the Swiss Federal Institute of Technology in Zurich, was newly elected for a four-year term. At their subsequent, duly constituted meeting, the Board of Directors named former Chief Executive Officer Roland Lösser, who is already a member of the Board of Directors, as its new President. As announced in November 2005, his function as head of the Company will be assumed immediately by the Swedish Jan Secher, who has been a member of the Board of Management of Clariant since the beginning of the year.

- end media release -

Clariant

Calendar of Corporate Events

May 9, 2006	First Quarter 2006 Results
August 2, 2006	First Half 2006 Results
November 7, 2006	Nine Month 2006 Results
February 20, 2007	Full Year 2006 Results; Annual Media Conference
April 2, 2007	Annual General Meeting

Contacts

Media Relations	Fax	+41 61 469 65 66
Walter Vaterlaus	Phone	+41 61 469 61 58
Rainer Weihofen	Phone	+41 61 469 67 42
Investor Relations	Phone	+41 61 469 67 48
	Fax	+41 61 469 67 67
Holger Schimanke	Phone	+41 61 469 67 45
Fabian Hildbrand	Phone	+41 61 469 67 49

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

April 7, 2006

Media Release

Clariant International Ltd

Clariant successfully enters the European Debt Capital Markets

MUTTENZ, Switzerland – April 7, 2006 – Clariant, the Switzerland-based specialty chemicals company, successfully entered the European Debt Capital Markets for the first time with the launch of a seven-year EUR 600 million Eurobond.

The bond pays a coupon of 4.375% and was issued at a price of 99.628%, offering investors a spread of 86.6 basis points over the relevant underlying German government bond. The bonds will be listed on the London Stock Exchange.

Clariant marketed the transaction via a two-day roadshow in London, Paris, Frankfurt, Munich, Amsterdam, Zurich, and Basel. The orderbook grew to a total of EUR 3.3 billion within only 24 hours of bookbuilding, which followed the roadshow. Among investors buying bonds were major fund management firms, banks, pension funds and insurance companies.

ABN AMRO, Citigroup, and UBS jointly lead-managed the deal. The bond was issued by Clariant Finance (Luxembourg) SA, which is guaranteed by Clariant Ltd and is expected to be rated Baa2 by Moody's and BBB by Standard & Poor's, both with a stable outlook.

Patrick Jany, Clariant's chief financial officer, said: "We are pleased that the bond issue met a positive reception with investors. We have achieved our goal of setting a benchmark for Clariant in the international debt markets, attracting a broad and diverse investor base. This step has allowed us to optimize Clariant's debt maturity profile and ensures our strong financial position."

- end media release -

Calendar of Corporate Events

April 7, 2006	Annual General Meeting
May 9, 2006	First Quarter 2006 Results
August 2, 2006	First Half 2006 Results
November 7, 2006	Nine Month 2006 Results
February 20, 2007	Full Year 2006 Results; Annual Media Conference

Contacts

Media Relations	Fax	+41 61 469 65 66
Walter Vaterlaus	Phone	+41 61 469 61 58
Rainer Weihofen	Phone	+41 61 469 67 42
Investor Relations	Phone	+41 61 469 67 48
	Fax	+41 61 469 67 67
Holger Schimanke	Phone	+41 61 469 67 45
Fabian Hildbrand	Phone	+41 61 469 67 49

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

April 3, 2006

Media Release

Clariant International Ltd

Clariant enhances technology platform for functional coatings and composites

MUTTENZ, Switzerland – April 3, 2006 – Clariant has (as announced in the Annual Report 2005) acquired KiON Corporation, a U.S. firm located in Huntingdon Valley, Pennsylvania. KiON, by reason of its patented manufacturing process, is the world's only supplier of cost competitive polysilazane resins and composites thereof. This acquisition is a major milestone in Clariant's strategy of bringing to market innovative technology for the coatings and ceramics industries. To secure Clariant's polysilazane increased production requirements, and to expand its capacity, Clariant has acquired Chemtreat Composites India, Pvt., Ltd.

Polysilazanes are silicon-containing polymers that can be used to produce coatings on a wide variety of substrates. These coatings, being only a few micrometers thick, have excellent adhesive properties, making them ideal for various protective functions. Clariant, utilizing this new technology, has recently introduced tutoProm®, which protects plastic- and painted surfaces against graffiti.

Polysilazanes are also precursors to silicon carbide and silicon nitride ceramics. In addition to ceramic coatings, these preceramic polymers are used to produce both ceramic fibers and the matrices for three-dimensional ceramic matrix composites (CMCs). Such ceramic composites, which are lightweight and combine high strength and toughness with exceptional high temperature durability, are suitable for applications in which other materials do not perform. Some applications, for instance, include components used in aircraft, turbine engines, microelectronics, and in highly corrosive environments.

This technology fits in well with Clariant's extensive expertise in the field of inorganic polysilazanes for functional coatings and rounds-off the portfolio established by the cooperative agreement between Clariant and Starfire Systems (see press release of September 21, 2005). The portfolio now encompasses a broad spectrum of organic and

inorganic polysilazane and polycarbosilanes for both functional coatings and ceramic precursors, and is part of Clariant's new technology platform.

Hubert Liebe, head of new business development at Clariant, stated: "Clariant and its partners can now offer their customers access to advanced materials technology with competitive edge in the market."

Murray Glantz, former president of KiON Corporation, commented: "This is a major step forward for polysilazane technology and its availability in the marketplace."

KiON company profile

KiON Corporation, a world leader in silazane polymer technology, specializes in the development and manufacturing of polysilazane, polyureasilazane, and polysiloxazane intermediates for the coatings, composites, adhesives, electronics, ceramics, and defense industries.

Located in Huntingdon Valley, Pennsylvania (a northern suburb of Philadelphia), the Company and its predecessors have been involved in polysilazane development and manufacture since 1983. Using novel, patented chemical processes which enable simple, bulk manufacture of a variety of silazanes at high purity levels, KiON Corporation has been able to offer high performance polymeric silazanes at affordable prices. This breakthrough has now allowed for the widespread use of polysilazanes in the world of industry.

Current customers represent a variety of international companies, spanning the aerospace, automotive, metals, construction, electronics, coatings, and composites industries.

http://www.kioncorp.com/

Calendar of Corporate Events

April 7, 2006	Annual General Meeting
May 9, 2006	First Quarter 2006 Results
August 2, 2006	First Half 2006 Results
November 7, 2006	Nine Month 2006 Results
February 20, 2007	Full Year 2006 Results; Annual Media Conference

Contacts

Investor Relations	Fax	+41 61 469 67 67
Holger Schimanke	Phone	+41 61 469 67 45
Fabian Hildbrand	Phone	+41 61 469 67 49
	Phone	+41 61 469 67 48
Media Relations	Fax	+41 61 469 69 99
Walter Vaterlaus	Phone	+41 61 469 61 58
Rainer Weihofen	Phone	+41 61 469 67 42

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

March 16, 2006

Media Release

Clariant Group

Clariant Named as Partner in Roche Tamiflu® Supply Chain

Program to Manufacture Key Intermediate Underway at USA Sites

MUTTENZ, Switzerland – March 16, 2006 – In an announcement that detailed efforts currently underway to meet global demand for the antiviral and influenza treatment Tamiflu® (oseltamivir), Roche (Basel, Switzerland) has named the Pharmaceutical Fine Chemicals business of Clariant as a manufacturing partner for a compound known as 'epoxide' – an intermediate in the synthesis of Tamiflu®.

According to Ralf Pfirmann, Head of Global Sales & Marketing for Clariant's Pharmaceutical Fine Chemicals business, the selection of Clariant as a partner for the large-scale manufacture of these intermediates is the result of a long-standing working relationship between Roche and Clariant. "We have been supplying Roche with components used in synthesis since the launch of Tamiflu®. Our strong relationship with Roche and our unique capabilities to rapidly scale up complex reactions and adapt our facilities in a short time frame has allowed us to expand our relationship with Roche into the complete manufacture of the Tamiflu® intermediate known as epoxide" he said.

"This project is an excellent example of what we consider to be our strengths, in that we are managing highly complex reactions, that feature difficult to handle materials and cryogenic capabilities, alongside enormous process logistics – all under a cGMP environment," he added. Pfirmann went on to point out that the transfer of technology to manufacture these intermediates was facilitated by the pre-existing work interface that Clariant has with Roche. The complex and challenging engineering of the facilities has been conducted in close cooperation with Roche facilities worldwide.

Epoxide stage critical and complex

Manufacturing the epoxide intermediate for Tamiflu® production presents technological challenges, particularly at the large scale. The manufacturing process must be conducted within very narrow temperature tolerances. The epoxide itself is, by the nature of its structure, a highly reactive material. The process is highly corrosive and requires special materials of construction and sophisticated handling.

In addition, the logistics involved from a materials management standpoint are complex. The sheer volume of solvents used in the process, for example, requires extensive infrastructure and engineering. Beyond manufacturing, there are a number of quality and regulatory issues that must be addressed in conjunction with the project. "For the last five years it has been our strategy to develop our business assets to support commercial scale-up of intermediates and active pharmaceutical ingredients (APIs) in a manner that fits the special needs of the pharmaceutical industry," said Pfirmann. "We have developed our capabilities in line with pharmaceutical practices across a broad range of areas including technology, process development, scale-up, regulatory compliance and quality. Our ability to respond to Roche's requirements for Tamiflu® intermediates – even on such a tight timeframe – shows that strategy is working for us," he added.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Clariant Pharmaceutical Fine Chemicals

Clariant's Pharmaceutical Fine Chemicals business combines the global cGMP manufacturing capability of Clariant along with pharmaceutical services, R&D and technology development assets to create a world-scale outsourcing partner for leading pharmaceutical companies. Based in Sulzbach (Frankfurt), Germany, Clariant's Pharmaceutical Fine Chemicals business has operations in the United States, the United Kingdom, France and Italy, as well as a technology center in Germany. Clariant's offerings to the industry include regulated intermediates and building blocks based on leading proprietary technologies.

- end media release –

Calendar of Corporate Events

April 7, 2006	Annual General Meeting
May 9, 2006	First Quarter 2006 Results
August 2, 2006	First Half 2006 Results
November 7, 2006	Nine Month 2006 Results
February 20, 2007	Full Year 2006 Results; Annual Media Conference

Contacts

Media Relations	Fax	+41 61 469 65 66
Walter Vaterlaus	Phone	+41 61 469 61 58
Rainer Weihofen	Phone	+41 61 469 67 42
Clariant Pharmaceutical Fine Chemicals		
Ralf Pfirmann	Phone	+49 6196 757 8520
Investor Relations	Phone	+41 61 469 67 48
	Fax	+41 61 469 67 67
Holger Schimanke	Phone	+41 61 469 67 45
Fabian Hildbrand	Phone	+41 61 469 67 49

Clariant – Exactly your chemistry.

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs around 23,000 people. Headquartered in Muttenz near Basel, Switzerland, it generated sales of around CHF 8.2 billion in 2005.

Clariant's businesses are organized in five divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Functional Chemicals, Life Science Chemicals and Masterbatches.

Clariant is committed to sustainable growth springing from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or else add value to their end products. The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.

www.clariant.com

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

Clariant

RECEIVED
2006 MAY 24 P 3:26
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

February 28, 2006

Media Release

Clariant Group

Clariant Posts Higher Net Income For 2005 Positive Outlook for 2006

- **Sales up 3% in Swiss francs and 1% in local currency terms, to CHF 8.181 billion**
- **Net income rose 29% to CHF 192 million, from CHF 149 million**
- **CHF 310 million in achieved cost savings masked by higher raw material prices and energy prices**
- **Further restructuring initiatives taken in the Fourth Quarter**
- **Proposed payout of CHF 0.25 per share through a reduction in nominal value**
- **Positive outlook for 2006, with significant cost reductions on track**

Key Financial Group Figures (in CHF million)

Full Year *in CHF million*	**2005**	% of sales	**2004** (reported)	**2004**[1] (like-for-like)	% of Sales	**% Change** vs. like-for-like CHF	LC
Sales	**8,181**	100.0%	8,530	7,973	100.0%	3%	1%
Gross profit	**2,416**	29.5%	2,707	2,540	31.9%	-5%	-6%
EBITDA	**710**	8.7%	918	864	10.8%	-18%	-19%
EBITDA before exceptional items	**799**	9.8%	952	898	11.3%	-11%	-12%
Operating income before exceptional items	**516**	6.3%	636	609	7.6%	-15%	-16%
Operating income	**368**	4.5%	533	511	6.4%	-28%	-29%
Net income/ loss	**192**	2.3%	159	149	1.9%	29%	
Operating cash flow	**209**		819				

	31-12-2005	**31-12-2004**
Net debt	**1,508**	1,331
Equity (including minorities)	**2,591**	2,314
Gearing	**58%**	58%
Number of employees	**23,383**	24,769

Fourth Quarter *in CHF million*	**2005**	% of sales	**2004** (reported)	**2004**[1] (like-for-Like)	% of Sales	**% Change** vs. like-for-like CHF	LC
Sales	**2,087**	100.0%	1,980	1,934	100.0%	8%	2%
Gross profit	**585**	28.0%	601	581	30.0%	1%	-4%
EBITDA	**152**	7.3%	172	172	8.9%	-12%	-16%
EBITDA before exceptional items	**161**	7.7%	192	197	10.2%	-18%	-23%
Operating income before exceptional items	**89**	4.3%	119	115	5.9%	-23%	-27%
Operating income	**36**	1.7%	64	66	3.4%	-45%	-52%
Net income/ loss	**-30**	1.4%	-17	-13	0.7%		
Operating cash flow	**14**		284				

[1] The numbers for 2004 are like-for-like to account for the disposals of business activities in 2004 and 2005. Disposals in 2004: Electronic Materials and Lancaster Synthesis Ltd, UK and USA (both of the Life Science Chemicals Division), and Clariant Polymers, Japan (of the Textile, Leather & Paper Chemicals Division). Electronic Materials was sold on September 30, 2004. All other activities were sold effective as per the end of 2004. Disposal in 2005: Clariant Acetyl Building Blocks, Germany (of the Life Science Chemicals Division) was sold effective per end of July 2005.

MUTTENZ, Switzerland – February 28, 2006 – Clariant posted modest growth for the full year 2005, with sales totaling CHF 8.181 billion on a like-for-like basis, up 3% in Swiss francs and 1% in local currency terms compared to a strong 2004. Selling prices were increased on average by 1%.

The operating margin before exceptional items and amortization of goodwill declined to 6.3% from 7.6% a year earlier due to continued high costs of raw materials, energy and transportation. Operating income was 28% lower, at CHF 368 million because of higher Transformation Program costs than a year earlier – as anticipated – including an impairment charge in the Pharmaceutical Fine Chemical business.

Net income rose 29% to CHF 192 million, driven by lower interest charges, currency gains and lower taxes.

"We have taken tough measures in 2005 to put Clariant on a strong footing," said Chief Executive Roland Loesser. "The whole of 2005 was marked by the intense implementation of our Transformation Program, which resulted in several charges in the Fourth Quarter that lowered the results," Mr. Loesser said. "The measures now in place are positively affecting the company across-the-board."

The Transformation Program initiatives achieved a total of CHF 310 million in savings in 2005. Raw material prices, however, rose on average by 8 percent during the period. "The benefits are already present throughout Clariant, but the savings are masked by higher costs linked to the relatively high oil price," Mr. Loesser said. "We expect to see the benefits of the Transformation Program becoming increasingly apparent in 2006."

Fourth Quarter: Solid Growth, Further Restructuring Initiatives

In the Fourth Quarter, sales on a like-for-like basis grew 8% in Swiss francs and 2% in local currency terms, to CHF 2.087 billion compared to the same period a year earlier.

Operating income before exceptional items and amortization of goodwill declined 23% to CHF 89 million. The result was diminished by higher raw material costs – which were approximately 6% higher – and by the implementation of a new supply chain management system, resulting in higher non-recurring idle facility costs and higher other one-time expenses than in the same period of 2004, totalling approximately CHF 25 million. The company recorded an impairment charge in the Fourth Quarter of CHF 55 million in its Pharma business, as part of the Transformation Program.

As announced in December, the company prepaid its syndicated term loans. This move simplified the debt liability structure, increased issuing flexibility and reduced interest costs. Retiring this debt early incurred total one-time costs of CHF 30 million, down from the CHF 70 million estimate given on December 20th.

Several Divisions Launch Successful Products

For the Full Year 2005, most business lines achieved price increases. All divisions posted growth except for Life Science Chemicals. Functional Chemicals saw very strong demand throughout the year across all business lines and introduced liquid Texcare® detergents, a range of color-care chemicals that have been well received by the market. The Pigments & Additives Division saw good demand and was able to successfully launch the Exolit® range of halogen-free, environmentally friendly flame-retardants and the Licocene® range of high performance waxes for tailored applications.

The Masterbatches Division grew in challenging market conditions and successfully rolled out several ColorWorks™ design centers globally. Textile Leather & Paper Chemicals saw higher demand across all businesses with good developments in specialty dyes and new optical brighteners. Leather continued to face a market saturated by a strong 2004. Life

Science Chemicals continued to experience very difficult market conditions in a year that included the sale of Clariant (Acetyl Building Blocks) GmbH & Co. KG (CABB) and the aforementioned impairment of the Pharma business.

Research and Development Further Strengthened

In the areas of coatings and new materials the company signed in the Third Quarter a strategic cooperation agreement with the U.S. group Starfire Systems Inc. to produce nano-structured surfaces for the automobile, aviation and electronics industries. Clariant recently purchased KiON Corporation, also of the U.S., which is the first company worldwide to sell Polysilazanes coatings that can be used for easy-to-clean, anti-corrosion and anti-scratch surfaces.

Key Appointments In Place

As announced at the end of last year, the Board of Directors made several key leadership appointments, including designating Mr. Loesser as new chairman, Jan Secher as new chief executive and appointing Patrick Jany chief financial officer. Mr. Loesser will assume his new role following the Annual General Meeting (AGM) on April 7th, taking over from the current chairman, Robert Raeber. Mr. Secher has been a member of Clariant's Management Board since January 1st and will become chief executive after the AGM. Mr. Jany has been CFO since the beginning of the year.

The Board has also proposed Dr. Peter Chen, chemistry professor at the Swiss Federal Institute of Technology (ETH) in Zurich to replace board member Professor Dieter Seebach, who is due to retire. Dr. Chen, 45, is an expert in Physical Organic Chemistry and a U.S. citizen.

Clariant's Board of Directors will propose at the AGM a payout of CHF 0.25 per share through a reduction of the nominal value of the shares to CHF 4.50, from CHF 4.75.

Positive Outlook for 2006

"All signs point to a satisfactory year ahead, which we expect will be highlighted by strong results coming through from the performance improvements put in place in 2005," Mr. Loesser said. "We do not anticipate any further negative effects from increases in raw material prices for 2006," he said.

"We are committed to driving better results through the successful implementation of the Transformation Program and beyond, taking out further costs and creating a company that is built on continuous improvement," Mr. Loesser said. "A lot of hard work is still ahead of us and we are looking forward to the challenge."

Assuming a broadly stable macro-economic environment, the company expects good growth in local currency terms, a further CHF 250 million francs in cost base reductions and an improvement of at least CHF 120 million of operating income before exceptional items and excellent growth in net income for the full year 2006.

- end media release -

Hint to editors:
The full year report including media release, financial and business review 4th quarter 2005 and consolidated financial statements 2005 is available on www.clariant.com.

Clariant

Calendar of Corporate Events

April 7, 2006	Annual General Meeting
May 9, 2006	First Quarter 2006 Results
August 2, 2006	First Half 2006 Results
November 7, 2006	Nine Month 2006 Results
February 20, 2007	Full Year 2006 Results; Annual Media Conference

Contacts

Investor Relations	Phone	+41 61 469 67 48
	Fax	+41 61 469 67 67
Holger Schimanke	Phone	+41 61 469 67 45
Fabian Hildbrand	Phone	+41 61 469 67 49
Media Relations	Fax	+41 61 469 65 66
Walter Vaterlaus	Phone	+41 61 469 61 58
Rainer Weihofen	Phone	+41 61 469 67 42

Clariant International AG
Rothausstrasse 61
CH-4132 Muttenz 1/ Switzerland

Clariant

February 28, 2006

News Release

Clariant Posts Higher Net Income For Full Year 2005
Positive Outlook for 2006

- **Sales up 3% in Swiss francs and 1% in local currency terms, to CHF 8.181 billion**
- **Net income rose 29% to CHF 192 million, from CHF 149 million**
- **CHF 310 million in achieved costs savings masked by higher raw material and energy prices**
- **Further restructuring initiatives taken in the Fourth Quarter**
- **Proposed payout of CHF 0.25 per share through a reduction in nominal value**
- **Positive outlook for 2006, with substantial cost reductions on track**

Key Financial Group Figures

Total Year

in CHF millions	2005	of sales	2004 Restated (reported)	2004 [1] (like-for-like)	of sales	Change vs. like-for-like CHF	LC
Sales	**8'181**	100.0%	8'530	7'973	100.0%	3%	1%
Gross profit	**2'416**	29.5%	2'707	2'540	31.9%	-5%	-6%
EBITDA*	**710**	8.7%	918	864	10.8%	-18%	-19%
EBITDA before exceptionals*	**799**	9.8%	952	898	11.3%	-11%	-12%
Operating income before exceptionals*	**516**	6.3%	636	609	7.6%	-15%	-16%
Operating income	**368**	4.5%	533	511	6.4%	-28%	-29%
Net income/ loss	**192**	2.3%	159	149	1.9%	29%	
Operating cash flow	**209**		819				

	31.12.2005	31.12.2004 Restated
Net debt	**1'508**	1'331
Equity (including minorities)	**2'591**	2'314
Gearing	**58%**	58%
Number of employees	**23'383**	24'769

Fourth Quarter

in CHF millions	2005	of sales	2004 Restated (reported)	2004 [1] (like-for-like)	of sales	Change vs. like-for-like CHF	LC
Sales	**2'087**	100.0%	1'980	1'934	100.0%	8%	2%
Gross profit	**585**	28.0%	601	581	30.0%	1%	-4%
EBITDA*	**152**	7.3%	172	172	8.9%	-12%	-16%
EBITDA before exceptionals*	**161**	7.7%	192	197	10.2%	-18%	-23%
Operating income before exceptionals*	**89**	4.3%	119	115	5.9%	-23%	-27%
Operating income	**36**	1.7%	64	66	3.4%	-45%	-52%
Net income/ loss	**-30**	1.4%	-17	-13	0.7%	-	
Operating cash flow	**14**		284				

[1] The numbers for 2004 are like-for-like to account for the disposals of business activities in 2004 and 2005. Disposals in 2004: Electronic Materials and Lancaster Synthesis Ltd, UK and USA (both of the Life Science Chemicals Division), and Clariant Polymers, Japan, (of the Textile, Leather & Paper Chemicals Division). Electronic Materials was sold on September 30, 2004. All other activities were sold effective as per the end of 2004. Disposal in 2005: Clariant Acetyl Building Blocks, Germany (of the Life Science Chemicals Division) was sold effective per end of July 2005.
* See Definitions of Terms of Financial Measurements on page 15.

MUTTENZ, Switzerland – February 28, 2006 – Clariant posted modest growth for the full year 2005, with sales totaling CHF 8.181 billion on a like-for-like basis, up 3% in Swiss francs and 1% in local currency terms compared to a strong 2004. Selling prices were increased on average by 1%.

The operating margin before exceptional items and amortization of goodwill declined to 6.3% from 7.6% a year earlier due to continued high costs of raw materials, energy and transportation. Operating income was 28% lower, at CHF 368 million because of higher Transformation Program costs than a year earlier – as anticipated – including an impairment charge in the Pharmaceutical Fine Chemical business.

Net income rose 29% to CHF 192 million, driven by lower interest charges, currency gains and lower taxes.

"We have taken tough measures in 2005 to put Clariant on a strong footing," said Chief Executive Roland Loesser. "The whole of 2005 was marked by the intense implementation of our Transformation Program, which resulted in several charges in the Fourth Quarter that lowered the results," Mr. Loesser said. "The measures now in place are positively affecting the company across-the-board."

The Transformation Program initiatives achieved a total of CHF 310 million in savings in 2005. Raw material prices, however, rose on average by 8 percent during the period. "The benefits are already present throughout Clariant, but the savings are masked by higher costs linked to the relatively high oil price," Mr. Loesser said. "We expect to see the benefits of the Transformation Program becoming increasingly apparent in 2006."

Fourth Quarter: Solid Growth, Further Restructuring Initiatives
In the Fourth Quarter, sales on a like-for-like basis grew 8% in Swiss francs and 2% in local currency terms, to CHF 2.087 billion compared to the same period a year earlier.

Operating income before exceptional items and amortization of goodwill declined 23% to CHF 89 million. The result was diminished by higher raw material costs – which were approximately 6% higher – and by the implementation of a new supply chain management system, resulting in higher non-recurring idle facility costs and higher other one-time expenses than in the same period of 2004, totalling approximately CHF 25 million. The company recorded an impairment charge in the Fourth Quarter of CHF 55 million in its Pharma business, as part of the Transformation Program.

As announced in December, the company prepaid its syndicated term loans. This move simplified the debt liability structure, increased issuing flexibility and reduced interest costs. Retiring this debt early incurred total one-time costs of CHF 30 million, down from the CHF 70 million estimate given on December 20th.

Several Divisions Launch Successful Products
For the Full Year 2005, most business lines achieved price increases. All divisions posted growth except for Life Science Chemicals. Functional Chemicals saw very strong demand throughout the year across all business lines and introduced liquid Texcare® detergents, a range of color-care chemicals that have been well received by the market. The Pigments & Additives Division saw good demand and was able to successfully launch the Exolit® range of halogen-free, environmentally friendly flame-retardants and the Licocene® range of high performance waxes for tailored applications.

The Masterbatches Division grew in challenging market conditions and successfully rolled out several ColorWorks™ design centers globally. Textile Leather & Paper Chemicals saw higher demand across all businesses with good developments in specialty dyes and new optical brighteners. Leather continued to face a market saturated by a strong 2004. Life Science Chemicals continued to experience very difficult market conditions in a year that included the sale of Clariant (Acetyl Building Blocks) GmbH & Co. KG (CABB) and the aforementioned impairment of the Pharma business.

Research and Development Further Strengthened
In the areas of coatings and new materials the company signed in the Third Quarter a strategic cooperation agreement with the U.S. group Starfire Systems Inc. to produce nano-structured surfaces for the automobile, aviation and electronics industries. Clariant recently purchased KiON Corporation, also of the U.S., which is the first company worldwide to sell Polysilazanes coatings that can be used for easy-to-clean, anti-corrosion and anti-scratch surfaces.

Key Appointments In Place
As announced at the end of last year, the Board of Directors made several key leadership appointments, including designating Mr. Loesser as new chairman, Jan Secher as new chief executive and appointing Patrick Jany chief financial officer. Mr. Loesser will assume his new role following the Annual General Meeting (AGM) on April 7th, taking over from the current chairman, Robert Raeber. Mr. Secher has been a member of Clariant's Management Board since January 1st and will become chief executive after the AGM. Mr. Jany has been CFO since the beginning of the year.

The Board has also proposed Dr. Peter Chen, chemistry professor at the Swiss Federal Institute of Technology (ETH) in Zurich to replace board member Professor Dieter Seebach, who is due to retire. Dr. Chen, 45, is an expert in Physical Organic Chemistry and a U.S. citizen.

Clariant's Board of Directors will propose at the AGM a payout of CHF 0.25 per share through a reduction of the nominal value of the shares to CHF 4.50, from CHF 4.75.

Positive Outlook for 2006
"All signs point to a satisfactory year ahead, which we expect will be highlighted by strong results coming through from the performance improvements put in place in 2005," Mr. Loesser said. "We do not anticipate any further negative effects from increases in raw material prices for 2006," he said.

"We are committed to driving better results through the successful implementation of the Transformation Program and beyond, taking out further costs and creating a company that is built on continuous improvement," Mr. Loesser said. "A lot of hard work is still ahead of us and we are looking forward to the challenge."

Assuming a broadly stable macro-economic environment, the company expects good growth in local currency terms, a further CHF 250 million francs in cost base reductions and an improvement of at least CHF 120 million of operating income before exceptional items and excellent growth in net income for the full year 2006.

-end press release-

Financial Discussion Fourth Quarter

All statements and comparisons were done on continuing operations for the Fourth Quarter where possible; when this is not the case, it is noted.

The 2004 income statement, balance sheet and cash flow statements were restated to reflect the changes from IFRS, which took effect January 1, 2005. All developments commented hereafter refer to the restated balance sheet and respective statements.

Economic Environment

The global economy continued its growth across all main regions albeit at a reduced pace from 2004 in the Fourth Quarter. Europe's economic development continued at a moderate rate. U.S. growth slowed towards the end of 2005, due in a large part to the effects of severe hurricanes. China's economic growth remained strong throughout the whole year. Global and political risks remained prevalent in such a dynamic environment and put pressure on commodity prices. Therefore raw material and energy prices were higher throughout the total year in 2005 compared with the full year of 2004. Oil and gas prices held around high levels after reaching an all-time peak in the Third Quarter.

Major currencies such as the Euro and U.S. dollar remained relatively stable compared to the average exchange rates of the twelve months of 2004. However, the Japanese Yen depreciated against the Swiss franc. Changes in currency valuations were most pronounced in the Fourth Quarter. Compared to the average exchange rates of the Fourth Quarter 2004, nearly all currencies (with the exception of the Japanese yen) including the Euro and the U.S. dollar appreciated against the Swiss franc.

Sales and Operating Result

Group sales from continuing operations for Full Year 2005 were on last year's level in Swiss francs and 1% lower in local currency terms. Because some asset sales in 2005 and 2004 did not qualify for reporting as discontinuing operations under IFRS, the comparable sales growth figure is approximately 2% higher, amounting to 1% sales growth in local currency terms.

Group Sales from continuing operations in the Fourth Quarter of 2005 were 5% higher year-on-year in Swiss franc terms and 1% lower in local currency terms. Including the aforementioned divestment effects, sales grew 2% in local currency terms. Exchange rate shifts of major currencies against the Swiss franc positively impacted group sales continuing operations year-on-year. In 2005, the pricing climate continued to improve and almost all businesses achieved price increases.

Gross margins fell in 2005 compared to 2004. Higher sales prices and the benefits of the Performance Improvement Program (CPIP) did not fully offset approximately 8% higher raw material costs.

In the Fourth Quarter, the gross margin showed the same development as previous quarters, although pressure on raw material prices eased during the final months of the year. Raw material costs rose by 6% compared to the same period a year earlier. In addition, Clariant implemented a new supply chain management system, resulting in temporary higher idle facility costs and other one-time costs than in the same period in 2004

Selling, general and administrative costs on a continuing basis were reduced both in absolute terms and in percentage of sales in 2005.

During the Fourth Quarter of 2005 this ratio fell to 21% from 21.8% in the corresponding period of 2004. This improvement was mainly due to the CPIP Program.

Research and development for continuing operations in the full year was streamlined, leading to cost savings of CHF 15 million compared to 2004. The savings were mainly generated by synergies in Textile Dyes and Textile Chemicals.

In the Fourth Quarter, expenses for Research and Development were at similar levels compared to the same period a year ago.

Restructuring expenses and impairments amounted to CHF 186 million for the full year mainly due to restructuring activities carried out in France, Germany, the U.K. and the U.S.

Expenses for restructuring and impairments amounted to CHF 63 million in the Fourth Quarter of 2005. An asset impairment charge of CHF 55 million affected the LSC Division in December.

The book gain on disposals for Full Year 2005 amounted to CHF 38 million. In the Fourth Quarter, Clariant sold its stake in a South American company resulting in a gain of CHF 10 million.

Net financial expenses in 2005 were significantly reduced, by CHF 135 million compared with the same period last year, to CHF 98 million. However the Fourth Quarter was impacted by several non-recurring items.

Interest expenses declined from CHF 154 million to CHF 132 million for the full year. The ongoing financial debt reduction – from CHF 2.9 billion in 2004 to CHF 1.7 billion in 2005 – had a positive effect on the expenses.

The interest expenses in the Fourth Quarter were nearly at the previous year's level, rising from CHF 25 million to CHF 27 million.

Other financial income and expenses declined from a negative CHF 79 million to a positive CHF 34 million for the Full Year.

Expenses in the Fourth Quarter decreased to CHF 24 million from CHF 35 million a year earlier, impacted by several factors. The main drivers were foreign exchange rate gains stemming from the general appreciation of foreign currencies against the Swiss franc and particularly from the strengthening of the U.S. dollar versus the Swiss franc (16% appreciation on a year-on-year basis) and the Euro.

On the other hand, the financial expenses were impacted by extraordinary costs of CHF 43 million in connection with the early retirement of a total of CHF 964 million of syndicated term debt in December, which would ordinarily mature between 2006 and 2009. Also in connection with the early retirement, in December, of syndicated term debt, a realized fair value gain of CHF 13 million was notified. Accordingly the net costs for the whole early repayment of syndicated term debt amounted to CHF 30 million. As an investment grade borrower, this cost will be recovered by the lower interest rates that Clariant can now achieve.

Tax expenses declined from CHF 141 million to CHF 78 million in 2005.

In the Fourth Quarter, expenses benefited from the high proportion of profits generated in low-tax countries. Furthermore, substantial foreign currency gains in low-tax countries further contributed to a reduction of the tax rate. The lower operating performance combined with reduced un-utilized losses helped to reduce the tax expenses in 2005 compared to the previous year. Both the proportion of profits generated in low-tax countries and foreign currency gains in low-tax countries increased in the Fourth Quarter of 2005.

Net income attributable to equity holders **rose by 21% to CHF 184 million.** The Fourth Quarter of 2005 saw a loss attributable to equity holders of CHF 32 million.

Balance Sheet Key Figures

Total assets decreased from CHF 8.100 billion in December 2004 to CHF 7.324 billion at the end of December 2005 (CHF 8.029 billion on 30 September) mainly as a result of the repayment of financial debt. Net working capital increased moderately, influenced by higher raw material prices and the weakening of the Swiss franc against most currencies during the reporting period. These effects were offset by the payback of financial debt.

Cash, cash equivalents and financial liabilities decreased as a result of the repayment of a bond in the amount of CHF 201 million in March, two loans denominated in Japanese yen and Swiss francs in the total amount of CHF 170 million in May, another loan denominated in US dollars in the amount of CHF 286 million in July and a total of CHF 964 million of syndicated term loans in December.

Equity was affected positively by currency trends during the reporting period, as the exchange rate differences recognized in equity amounted to CHF 129 million. This was the result of the Swiss franc weakening against most currencies in 2005. The increase in equity was offset in part by the repayment of the nominal value of share capital in the amount of CHF 58 million in June. As approved at the Annual General Meeting, instead of the payment of a cash dividend, a repayment of the nominal value of CHF 0.25 of each registered share by a nominal value reduction from CHF 5.00 to CHF 4.75 was made. Equity rose from CHF 2.314 billion at the end of 2004 to CHF 2.591 billion at the end of 2005.

Net debt as of December 31, 2005 stood at CHF 1.508 billion, up from CHF 1.331 billion on December 31, 2004, partly as a result of currency fluctuations. Financial debt denominated in U.S. dollars, Euros and Japanese yen increased as a result of the strengthening of these currencies. On September 30, 2005, net debt stood at CHF 1.432 billion.

Gearing, which reflects net financial debt in relation to equity including minorities, stood at 58% on December 31 2005, unchanged from December 31, 2004. On September 30, gearing was 56%.

Cash Flow

Cash flow from operating activities before changes in working capital was a negative CHF 80 million in the Fourth Quarter of 2005 compared with CHF 118 million in the Third Quarter and CHF 21 million in the same period in 2004. Operating cash flow before changes in working capital for 2005 was CHF 273 million compared to CHF 469 million for the twelve months of 2004. Lower growth and higher restructuring cash outflows contributed to this trend.

Working capital decreased by CHF 94 million during the Fourth Quarter of 2005, compared to a decrease of CHF 263 million in the same period of 2004. In the twelve months of 2005, working capital increased by CHF 64 million compared to a decrease of CHF 350 million in the same period of 2004. This development mainly reflected higher raw material prices.

Cash flow from operating activities was at CHF 14 million in the Fourth Quarter of 2005, compared with CHF 284 million in the same period a year earlier. For the twelve months of 2005, cash flow from operating activities was CHF 209 million compared to CHF 819 million in the same period a year earlier.

For twelve months of 2005, **capital expenditure** amounted to CHF 348 million compared to a low CHF 289 million for twelve months of 2004. Capital expenditure increased to CHF 110 million for the Fourth Quarter compared to CHF 85 million reported a year before.

Financing activities were highlighted by the repayment of a bond in the amount of CHF 201 million, two loans denominated in Japanese yen and Swiss francs in the total amount of CHF 170 million in May, a loan denominated in US Dollars in the amount of CHF 286 million, and a total of CHF 964 million syndicated term loans in December. Additionally, CHF 58 million was paid to the shareholders in the form of a share capital reduction.

Business Discussion

The divisional information given below refers to continuing operations only. On September 30, 2004, Clariant sold the business unit Electronic Materials of the Life Science Chemicals Division. As a result, Electronic Materials is disclosed as discontinuing operations for 2004.

In 2004, the businesses of Lancaster Synthesis, part of the Life Science Chemicals Division as well as Clariant Polymers K.K., part of the Textile, Leather & Paper Division, were sold. In 2005, Clariant Acetyl Building Blocks (CABB), part of the Life Science Chemicals Division, was also sold. Under IFRS, the aforementioned businesses did not qualify for reporting as discontinuing operations.

Textile, Leather & Paper Chemicals

Total Year

in CHF millions	**2005**	% of sales	**2004**	% of sales	Change in % in CHF	in LC
Sales	**2'192**		2'203		0%	-2%
EBITDA before exceptional items	**244**	11.1%	233	10.6%	5%	2%
Op. income bef. restructuring, disposals and amort. of goodwill	**172**	7.8%	158	7.2%	9%	6%
Operating income	**153**	7.0%	63	2.9%	-	-

Fourth Quarter

in CHF millions	**2005**	% of sales	**2004**	% of sales	Change in % in CHF	in LC
Sales	**571**		531		8%	0%
EBITDA before exceptional items	**65**	11.4%	48	9.0%	35%	27%
Op. income bef. restructuring, disposals and amort. of goodwill	**46**	8.1%	27	5.1%	70%	65%
Operating income	**38**	6.7%	19	3.6%	100%	85%

See Definitions of Terms of Financial Measurements on page 15.

For **Textile, Leather & Paper Chemicals,** price increases in the major businesses and growth across the whole division was achieved in the Fourth Quarter. Combined with slightly lower volume and mix effect, sales remained stable in local currency terms compared to the same period a year earlier. The EBITDA margin before exceptional items improved significantly mainly helped by the benefits of wide-ranging restructuring measures as well as currency effects. Raw material prices continued to increase, but to a lesser extent compared to the same period a year earlier.

Sales in the **Textile business** increased year-on-year in local currency terms. The strategy to replace commodity businesses with functional textiles played an important part in this. Pressure from low-cost countries for cost-driven products eased. Products for the emulsion business as well as finishing agents saw the strongest growth, whereas textile dyes remained stable versus the previous year.

Global demand for **Leather products** weakened after a strong 2004 but stabilized in the Fourth Quarter, some signs of recovery mainly in Latin America and Special markets were noted. Compared to the same period last year, volumes were still lower but it was possible to raise prices above last year's levels. While demand for leather finishing products was still weak, wet-end chemicals and especially leather dyes saw strong growth.

Volume growth for **Paper Chemicals** picked up in the Fourth Quarter resulting in sales above last year's levels in all regions. The positive contribution came particularly from optical brighteners, but coatings as well as paper process chemicals experienced good growth.

Pigments & Additives

Total Year

in CHF millions	2005	% of sales	2004	% of sales	Change in % in CHF	Change in % in LC
Sales	**1'879**		1'828		3%	2%
EBITDA before exceptional items	**245**	13.0%	278	15.2%	-12%	-13%
Op. income bef. restructuring, disposals and amort. of goodwill	**174**	9.3%	203	11.1%	-14%	-16%
Operating income	**165**	8.8%	162	8.9%	2%	0%

Fourth Quarter

in CHF millions	2005	% of sales	2004	% of sales	Change in % in CHF	Change in % in LC
Sales	**456**		422		8%	3%
EBITDA before exceptional items	**43**	9.4%	48	11.4%	-10%	-17%
Op. income bef. restructuring, disposals and amort. of goodwill	**25**	5.5%	25	5.9%	0%	-14%
Operating income	**43**	9.4%	24	5.7%	79%	71%

See Definitions of Terms of Financial Measurements on page 15.

The **Pigments & Additives Division** showed improved sales both in local currency terms and in Swiss francs compared to a strong Fourth Quarter a year earlier. This growth was mainly driven by the strong demand in the plastics and specialty industries. Competitive pressures stabilized as prices remained at last year's levels. Despite strong growth, the EBITDA margin before exceptionals was negatively affected by lower capacity utilization in December, caused by additional maintenance and production costs, from the implementation of a new supply chain management system in Europe. The operating income after exceptionals in 2005 was mainly helped by the reversal of an impairment charge of CHF 17 million.

The business environment for the **Coatings industry** remained difficult, resulting in weaker sales compared with the same period a year ago. In particular the demand for decorative coatings showed an early seasonal downturn towards the end of 2005 and the automotive industry did not show signs of improvement. Higher raw material costs led to modest price increases for the paint industry.
An increased demand in the Fourth Quarter for products for the **Plastics Industry** led to growth especially driven by additives. Technical approvals of recently launched new products like Licocene® or DrizPearls® continued. The main drivers for the growth were price increases, even as price pressure on pigments from Chinese sources continued in most businesses.

Sales in the **Printing Industry** declined mainly through losses in volume compared to the same period a year earlier. Price pressure from competitors continued particularly in packaging and special inks. Markets for Non-Impact Printing were stable.

The **Specialties Business** was driven by good demand for aluminium finishing products, adhesives and flame retardants such as the new Exolit® range.

Masterbatches

Total Year

in CHF millions	2005	% of sales	2004	% of sales	Change in % in CHF	in LC
Sales	**1'144**		1'108		3%	2%
EBITDA before exceptional items	**118**	10.3%	131	11.8%	-10%	-11%
Op. income bef. restructuring, disposals and amort. of goodwill	**88**	7.7%	102	9.2%	-14%	-16%
Operating income	**72**	6.3%	91	8.2%	-21%	-23%

Fourth Quarter

in CHF millions	2005	% of sales	2004	% of sales	Change in % in CHF	in LC
Sales	**278**		256		9%	3%
EBITDA before exceptional items	**28**	10.1%	24	9.4%	17%	13%
Op. income bef. restructuring, disposals and amort. of goodwill	**21**	7.6%	16	6.3%	31%	25%
Operating income	**12**	4.3%	14	5.5%	-14%	-23%

See Definitions of Terms of Financial Measurements on page 15.

The **Masterbatches Division** showed good growth momentum in the Fourth Quarter resulting from solid demand for plastic products combined with higher prices for finished goods. Overall, the division achieved sales growth in local currencies despite the plastics market continuing to be challenged by rising oil and polymer prices and market disruptions in the US caused by the hurricanes. For the last quarter of the year, growth continued across all regions with a good performance in US and Europe, particularly strong results in the eastern part of the continent. Asia Pacific grew at a reduced pace.

The EBITDA margin before exceptional items improved mainly due to successful pricing initiatives as well as benefits from restructuring measures taken earlier. Raw material prices continued to put pressure on the profitability as rising feedstock costs translated into higher plastic resin costs for the division and our customers. The entire plastics industry value chain continues to be impacted by the volatility of petroleum-derived raw materials.

As a result of continuous focus on service through innovation, the Masterbatches Division developed several partnerships with major resin producers: Clariant was selected as the preferred color supplier for major resin producers in Germany, Spain and the U.S.

Functional Chemicals

Total Year

in CHF millions	2005	% of sales	2004	% of sales	Change in % in CHF	in LC
Sales	**2'083**		1'977		5%	4%
EBITDA before exceptional items	**259**	12.4%	273	13.8%	-5%	-7%
Op. income bef. restructuring, disposals and amort. of goodwill	**210**	10.1%	224	11.3%	-6%	-8%
Operating income	**197**	9.5%	220	11.1%	-10%	-12%

Fourth Quarter

in CHF millions	2005	% of sales	2004	% of sales	Change in % in CHF	in LC
Sales	**570**		513		11%	6%
EBITDA before exceptional items	**78**	13.7%	76	14.8%	3%	0%
Op. income bef. restructuring, disposals and amort. of goodwill	**66**	11.6%	65	12.7%	2%	-2%
Operating income	**75**	13.2%	49	9.6%	53%	51%

See Definitions of Terms of Financial Measurements on page 15.

Strong demand in the Fourth Quarter for products from the **Functional Chemicals Division** resulted in an increase in sales in local currency and Swiss franc terms. Higher sales prices as well as good volumes contributed to this development. Raw material costs continued to increase compared to the same period a year earlier, only some of which could be passed on to the customers by better pricing of Clariant's products. In addition EBITDA margin suffered from maintenance and production costs caused by the implementation of a new supply chain management system in Europe. The operating income after exceptionals in 2005 was mainly helped by the reversal of a restructuring provision of approximately CHF 10 million.

Raw material prices peaked at an all time high in the Fourth Quarter of 2005 for the **Detergents business** and were only partially passed on to the customer. Solid demand and higher price levels resulted in solid growth. Clariant introduced liquid Texcare® detergents, a range of color-care chemical that have been well received by the market.

Good pricing and a solid demand for **Performance Chemicals** compared with the same period a year ago resulted in continuing growth. The strongest increases were in evidence in Latin America, Europe and Asia due to rising demand for Personal Care raw materials and Construction Chemicals. The business for crop protection products remained at a high level.

Products for **Process Chemicals** saw the strongest growth in the Division. Sales were above last year's level due to strong demand in all businesses, especially in the Oilfield Chemicals and the Mining businesses. With a good de-icing season, the Functional Fluid business developed well. Products for raw materials had an exceptionally good quarter.

Life Science Chemicals

Total Year

in CHF millions	**2005**	% of sales	**2004**	% of sales	Change in % in CHF	in LC
Sales	**883**		1'028		-14%	-15%
EBITDA before exceptional items	**53**	6.0%	77	7.5%	-31%	-32%
Op. income bef. restructuring, disposals and amort. of goodwill	**15**	1.7%	23	2.2%	-35%	-33%
Operating income	**-36**	-4.1%	95	9.2%	-	-

Fourth Quarter

in CHF millions	**2005**	% of sales	**2004**	% of sales	Change in % in CHF	in LC
Sales	**212**		260		-18%	-22%
EBITDA before exceptional items	**8**	3.8%	42	16.2%	-81%	-84%
Op. income bef. restructuring, disposals and amort. of goodwill	**-2**	-0.9%	30	11.5%	-	-
Operating income	**-60**	-28.3%	10	3.8%	-	-

See Definitions of Terms of Financial Measurements on page 15.

The two businesses of the **Life Science Chemicals Division** in the Fourth Quarter performed similarly to the prior quarters. The divisional result was lower due to the disposal of the CABB business on July 31 not qualifying as discontinuing operations under IFRS. Approximately CHF 39 million of the CHF 48 million sales reduction were attributed to this distortion effect. Higher prices were not able to offset the loss in volume, resulting in declining sales in local currency terms. Higher raw material prices were passed on to customers only to a limited extent. Recent restructuring efforts started to show a positive impact, but were not able to offset the aforementioned negative effects, resulting in a lower operating margin before exceptionals.

Negative volumes and lower prices continued to depress sales in the **Pharmaceutical Fine Chemicals** business. In general, business conditions improved with growth in generics but easing price levels. For innovators, a trend toward outsourcing was noted, which resulted in new contracts. As a part of the Transformation Program an impairment charge of CHF 55 million was taken in this business.

A good volume development for **Specialty Fine Chemicals** led to solid growth despite some slowdown in the agro business. Glyoxal and glyoxylic acid based products continued to be in high demand. Sales in the thermo paper chemicals business developed well. Raw material prices remained at higher levels but were counteracted to a large extent by price increases in several key products.

Regional Developments

Total Year

in CHF millions	2005	% of sales	2004	% of sales	% Change CHF	% Change LC
Europe	**4'111**	50.3%	4'154	51.0%	-1%	-1%
of which Germany	*1'253*		*1'244*		*1%*	*1%*
Americas	**2'269**	27.7%	2'191	26.9%	4%	-2%
of which USA	*1'082*		*1'107*		*-2%*	*-3%*
Asia / Australia / Africa	**1'801**	22.0%	1'799	22.1%	0%	0%
Total continuing operations	**8'181**	100%	**8'144**	100.0%	0%	-1%
Discontinuing operations	0		386			
Total Group	**8'181**		**8'530**			

Fourth Quarter

in CHF millions	2005	% of sales	2004	% of sales	% Change CHF	% Change LC
Europe	**1'011**	48.4%	1'008	50.9%	0%	-1%
of which Germany	302		*310*		*-3%*	*-3%*
Americas	**615**	29.5%	532	26.8%	16%	1%
of which USA	293		*254*		*15%*	*6%*
Asia / Australia / Africa	**461**	22.1%	442	22.3%	4%	-1%
Total continuing operations	**2'087**	100.0%	**1'982**	100.0%	5%	-1%
Discontinuing operations	0		-2			
Total Group	**2'087**		**1'980**			

Europe

The European sales share stood at 50% of total group turnover for the full year 2005.

In the Fourth Quarter the figure was 48%. Sales in the Fourth Quarter of 2005 decreased by 1% in local currency terms and were flat in Swiss franc terms. The picture was mixed on a country basis. Within Europe, sales in Italy and in Eastern Europe increased in local currency terms and in Swiss franc terms in the Fourth Quarter, while sales in Germany in the Fourth Quarter were 3% lower both in local currency terms and in Swiss franc terms, influenced by the divestment of CABB.

Americas

Group companies' sales in the Americas contributed 28% of group turnover in the full year of 2005.

For the Fourth Quarter of 2005 the Americas increased the sales share of group turnover to 30%. Sales increased by 1% in local currency terms and by 16% in Swiss franc terms.

In the U.S., sales increased strongly in the Fourth Quarter of 2005 by 6% in local currency terms and by 15% in Swiss franc terms. Full-year sales decreased by 3% in local currency terms and by 2% in Swiss franc terms, mainly influenced by adverse developments in the pharma and textile dyes sectors. The hurricane impact was well managed, leading to better-than-expected results in the Fourth Quarter in the U.S. In Latin America, sales in Argentina and Mexico increased strongly in the last three months of the year both in local currency terms and in Swiss franc terms. Brazil showed a negative sales development in local currency terms mainly due to the stronger Brazilian real.

Asia, Africa, Australia

In the full year of 2005 as well as in the last Quarter of 2005, group companies' sales in Asia, Australia and Africa contributed 22% of group sales.

In the Fourth Quarter, sales decreased by 1% in local currency terms but increased by 4% in Swiss franc terms. While sales in Japan decreased, a positive sales development for the full year of 2005 was seen particularly in China, India, Pakistan and Indonesia. Sales in the latter three countries benefited from the early settlement of quotas for Chinese textile exports to the U.S. and the E.U.

Definition of Terms of Financial Measurements

The following financial measurements are supplementary financial indicators. They should be considered in addition to, not as a substitute for, operating income, net income, operating cash flow and other measures of financial performance and liquidity reported in accordance with International Financial Reporting Standards (IFRS).

EBITDA – (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation on fixed assets and amortization of goodwill and intangibles and can be reconciled from the Condensed Financial Statements as follows:

	Full Year		Fourth Quarter	
in CHF millions	**2005**	2004 [1]	**2005**	2004 [1]
Operating income	**368**	533	**36**	64
+ Depreciation of PPE	**273**	306	**71**	71
+ Impairment of PPE	**59**	39	**44**	28
+ Amortization of intangibles	**10**	40	**1**	9
EBITDA	**710**	918	**152**	172

EBITDA before exceptional items – is calculated as EBITDA plus expenses for restructuring and impairment and gain/ loss on disposals

	Full Year		Fourth Quarter	
in CHF millions	**2005**	2004 [1]	**2005**	2004 [1]
EBITDA	**710**	918	**152**	172
+ Restructuring and Impairment	**186**	136	**63**	49
- Impairment of PPE (reported under Restructuring and impairment)	**-59**	-39	**-44**	-27
+/- Gain/ Loss on Disposals	**-38**	-63	**-10**	-2
EBITDA before exceptionals	**799**	952	**161**	192

Operating income before exceptional items and amortization of goodwill – is calculated as operating income before restructuring and disposals plus amortization of goodwill and can be reconciled from the Condensed Financial Statements as follows:

	Full Year		Fourth Quarter	
in CHF millions	**2005**	2004 [1]	**2005**	2004 [1]
Operating income	**368**	533	**36**	64
+ Restructuring and Impairment	**186**	136	**63**	49
+/- Gain/ Loss on Disposals	**-38**	-63	**-10**	-2
+ Amortization of Goodwill	**0**	30	**0**	8
Operating income before exceptionals	**516**	636	**89**	119

[1] restated

EBITDA margin – is EBITDA expressed as a percentage of Third party sales

Operating margin – is operating income expressed as percentage of Third party sales.

Net debt – is the sum of current and non-current financial debt less cash and cash equivalents and short-term deposits (CHF 5 million at December 31, 2005 and CHF 87 million the year before) reported in other current assets.

Condensed Financial Statement of the Clariant Group at December 31, 2005

unaudited, all amounts in CHF millions

Condensed Income Statements

in CHF millions	Full Year 2005	% of sales	2004 Restated	% of sales	Fourth Quarter 2005	% of sales	2004 Restated	% of sales
Sales	8'181	100.0%	8'530	100.0%	2'087	100.0%	1'980	100.0%
Costs of goods sold	-5'765	70.5%	-5'823	68.3%	-1'502	72.0%	-1'379	69.6%
Gross profit	**2'416**	29.5%	2'707	31.7%	**585**	28.0%	**601**	30.4%
Marketing and distribution	-1'303	15.9%	-1'262	14.8%	-333	16.0%	-302	15.3%
Administration & general overhead cost	-402	4.9%	-561	6.6%	-106	5.1%	-130	6.6%
Research and development	-218	2.7%	-274	3.2%	-59	2.8%	-59	3.0%
Income from associates	23	0.3%	26	0.3%	2	0.1%	9	0.5%
Gain/ Loss from the sale of discontinued operations	-2	0.0%	95	1.1%	0	0.0%	-3	0.2%
Gain/ Loss from the sale of subsidiaries and associates	40	0.5%	-32	0.4%	10	0.5%	5	0.4%
Restructuring and impairment	-186	2.3%	-136	1.6%	-63	3.0%	-49	2.5%
Amortization of goodwill	-		-30	0.3%			-8	0.4%
Operating income	**368**	4.5%	**533**	6.2%	**36**	1.7%	**64**	3.2%
Interest expense	-132	1.6%	-154	1.8%	-27	1.3%	-25	1.3%
Other financial income and expenses [1]	34	0.4%	-79	0.9%	-24	1.1%	-35	1.8%
Income before taxes	**270**	3.3%	**300**	3.5%	**-15**	0.7%	**4**	0.2%
Taxes	-78	1.0%	-141	1.6%	-15	0.7%	-21	1.1%
Net income	**192**		**159**		**-30**		**-17**	
Attributable to:								
Equity holders of the company	184		152		-32		-18	
Minority interests	8		7		2		1	
Net income	**192**	2.3%	**159**	1.9%	**-30**	1.4%	**-17**	0.9%
Earnings per share for profit attributable to the company's equity holders:								
Basic earnings per share (in CHF) [2]	**0.81**		0.72		-0.14		-0.11	
Diluted earnings per share (in CHF) [2]	**0.81**		0.72		-0.14		-0.11	

[1] currency impact YTD 2005 of CHF+55 mn vs YTD Dec 2004 of CHF -75 mn.
[2] calculated with average numbers of shares outstanding (adjustment factor 1.15).

Condensed Divisional Figures

Sales of Divisions to 3rd parties	Full Year				Fourth Quarter			
	2005	2004	Change in %		2005	2004	Change in %	
in CHF millions			in CHF	in LC			in CHF	in LC
Textile, Leather, Paper	2'192	2'203	0%	-2%	571	531	8%	0%
Pigments & Additives	1'879	1'828	3%	2%	456	422	8%	3%
Masterbatches	1'144	1'108	3%	2%	278	256	9%	3%
Functional Chemicals	2'083	1'977	5%	4%	570	513	11%	6%
Life Science Chemicals	883	1'028	-14%	-15%	212	260	-18%	-22%
Divisions Total	**8'181**	**8'144**			**2'087**	**1'982**		
Corporate	0	0			0	0		
Total continuing	**8'181**	**8'144**	0%	-1%	**2'087**	**1'982**	5%	-1%
Discontinuing operations	0	386			0	-2		
Total	**8'181**	**8'530**			**2'087**	**1'980**		

EBITDA								
	2005	2004 [1]	Change in %		2005	2004 [1]	Change in %	
in CHF millions			in CHF	in LC			in CHF	in LC
Textile, Leather, Paper	228	168	36%	33%	60	54	11%	2%
Pigments & Additives	224	250	-10%	-12%	43	47	-9%	-14%
Masterbatches	107	124	-14%	-15%	25	23	9%	0%
Functional Chemicals	248	276	-10%	-11%	87	67	30%	28%
Life Science Chemicals	63	164	-62%	-62%	4	35	-89%	-89%
Divisions Total	**870**	**982**			**219**	**226**		
Corporate	-160	-128			-67	-55		
Total continuing	**710**	**854**	-17%	-18%	**152**	**171**	-11%	-16%
Discontinuing operations	0	64			0	1		
Total	**710**	**918**			**152**	**172**		

Operating income								
	2005	2004 [1]	Change in %		2005	2004 [1]	Change in %	
in CHF millions			in CHF	in LC			in CHF	in LC
Textile, Leather, Paper	153	63	-	-	38	19	100%	85%
Pigments & Additives	165	162	2%	0%	43	24	79%	71%
Masterbatches	72	91	-21%	-23%	12	14	-14%	-23%
Functional Chemicals	197	220	-10%	-12%	75	49	53%	51%
Life Science Chemicals	-36	95	-	-	-60	10	-	-
Divisions Total	**551**	**631**			**108**	**116**		
Corporate	-183	-140			-72	-52		
Total continuing	**368**	**491**	-25%	-26%	**36**	**64**	-44%	-51%
Discontinuing operations	0	42			0	0		
Total	**368**	**533**			**36**	**64**		

[1] restated
On September 30, 2004, Clariant sold the business unit Electronic Materials, belonging to the LSC division, to The Carlyle Group. As a consequence, Electronic Materials is disclosed as Discontinuing Operations for 2004.
* See Definitions of Terms of Financial Measurements on page 15.

Condensed Divisional Figures

EBITDA margin*	Full Year				Fourth Quarter			
	2005	% of	**2004** [1]	% of	**2005**	% of	**2004** [1]	% of
in CHF millions		sales		sales		sales		sales
Textile, Leather, Paper	228	10.4%	168	7.6%	60	10.5%	54	10.2%
Pigments & Additives	224	11.9%	250	13.7%	43	9.4%	47	11.1%
Masterbatches	107	9.4%	124	11.2%	25	9.0%	23	9.0%
Functional Chemicals	248	11.9%	276	14.0%	87	15.3%	67	13.1%
Life Science Chemicals	63	7.1%	164	16.0%	4	1.9%	35	13.5%
Divisions Total	**870**		**982**		**219**		**226**	
Corporate	-160		-128		-67		-55	
Total continuing	**710**	8.7%	**854**	10.5%	**152**	7.3%	**171**	8.6%
Discontinuing operations	0		64		0		1	
Total	**710**		**918**		**152**		**172**	

Operating income margin*								
	2005	% of	**2004** [1]	% of	**2005**	% of	**2004** [1]	% of
in CHF millions		sales		sales		sales		sales
Textile, Leather, Paper	153	7.0%	63	2.9%	38	6.7%	19	3.6%
Pigments & Additives	165	8.8%	162	8.9%	43	9.4%	24	5.7%
Masterbatches	72	6.3%	91	8.2%	12	4.3%	14	5.5%
Functional Chemicals	197	9.5%	220	11.1%	75	13.2%	49	9.6%
Life Science Chemicals	-36	-4.1%	95	9.2%	-60	-28.3%	10	3.8%
Divisions Total	**551**		**631**		**108**		**116**	
Corporate	-183		-140		-72		-52	
Total continuing	**368**	4.5%	**491**	6.0%	**36**	1.7%	**64**	3.2%
Discontinuing operations	0		42		0		0	
Total	**368**		**533**		**36**		**64**	

[1] restated
On September 30, 2004, Clariant sold the business unit Electronic Materials, belonging to the LSC division, to The Carlyle Group. As a consequence, Electronic Materials is disclosed as Discontinuing Operations for 2004.
* See Definitions of Terms of Financial Measurements on page 15.

Condensed Statement of Sales by Regions

Allocated by region of-party's sales destination

Full Year	**2005**	% of sales	**2004**	% of sales	**% Change** CHF	LC
in CHF millions						
Europe	**4'111**	50.3%	4'154	51.0%	-1%	-1%
of which Germany	*1'253*		*1'244*		*1%*	*1%*
Americas	**2'269**	27.7%	2'191	26.9%	4%	-2%
of which USA	*1'082*		*1'107*		*-2%*	*-3%*
Asia / Australia / Africa	**1'801**	22.0%	1'799	22.1%	0%	0%
Total continuing operations	**8'181**	100%	**8'144**	100.0%	0%	-1%
Discontinuing operations	0		386			
Total Group	**8'181**		**8'530**			

Fourth Quarter	**2005**	% of sales	**2004**	% of sales	**% Change** CHF	LC
in CHF millions						
Europe	**1'011**	48.4%	1'008	50.9%	0%	-1%
of which Germany	302		*310*		*-3%*	*-3%*
Americas	**615**	29.5%	532	26.8%	16%	1%
of which USA	293		*254*		*15%*	*6%*
Asia / Australia / Africa	**461**	22.1%	442	22.3%	4%	-1%
Total continuing operations	**2'087**	100.0%	**1'982**	100.0%	5%	-1%
Discontinuing operations	0		-2			
Total Group	**2'087**		**1'980**			

On September 30, 2004, Clariant sold the business unit Electronic Materials, belonging to the LSC division, to The Carlyle Group. As a consequence, Electronic Materials is disclosed as Discontinuing Operations for 2004.

Condensed Balance Sheets (unaudited)

in CHF millions	31.12.2005	% of assets	31.12.2004 Restated	% of assets
Assets				
Non-current assets				
Property, plant and equipment	2'605		2'440	
Intangible assets	418		405	
Investments in associates	282		277	
Financial assets	47		47	
Prepaid pension assets	77		49	
Deferred income tax assets	250		259	
Total non-current assets	**3'679**	50.2%	**3'477**	42.9%
Current assets				
Inventories	1'535		1'325	
Trade receivables	1'488		1'374	
Other current assets [1]	344		419	
Cash and cash equivalents	223		1'477	
Current income tax receivables	55		28	
Total current assets	**3'645**	49.8%	**4'623**	57.1%
Total assets	**7'324**	100.0%	**8'100**	100.0%
Equity and liabilities				
Capital and reserves attributable to the company's equity holders				
Share capital	1'093		1'151	
Treasury shares (par value)	-18		-17	
Other reserves	663		529	
Retained earnings	793		595	
	2'531		**2'258**	
Minority interests	60		56	
Total equity	**2'591**	35.4%	**2'314**	28.6%
Liabilities				
Non-current liabilities				
Financial debts	599		1'723	
Deferred income tax liabilities	390		388	
Retirement benefit obligations	507		479	
Provisions for non-current liabilities	289		319	
Total non-current liabilities	**1'785**	24.4%	**2'909**	35.9%
Current liabilities				
Trade payables	1'205		1'165	
Financial debts	1'137		1'172	
Current income tax liabilities	175		175	
Provisions for current liabilities	431		365	
Total current liabilities	**2'948**	40.2%	**2'877**	35.5%
Total liabilities	**4'733**	64.6%	**5'786**	71.4%
Total equity and liabilities	**7'324**	100.0%	**8'100**	100.0%

[1] Thereof CHF 5 million in short-term deposits (2004: CHF 87 million)

Condensed Cash Flow Statements (unaudited)

in CHF millions	Full Year 2005	Full Year 2004 Restated	Fourth Quarter 2005	Fourth Quarter 2004 Restated
Net income (including minorities)	**192**	159	**-30**	-17
Depreciation of PPE	**273**	306	**71**	71
Impairment and reversal of impairment of PPE	**59**	39	**44**	28
Amortization of intangible assets (2004 including goodwill)	**10**	40	**1**	10
Changes in provisions and taxes	**115**	216	**-22**	-54
Interest paid	**-165**	-161	**-77**	-66
Income tax paid	**-89**	-104	**-28**	-8
Gain on disposal of discontinued operations (bef. recycled FX variances and taxes)	**2**	-95	**0**	3
Gain on disposal of subsidiaries and associates (bef. recycled FX variances and taxes)	**-40**	32	**-10**	-5
Other non-cash items	**-84**	37	**-29**	59
Operating Cash Flow before changes in working capital	**273**	**469**	**-80**	21
Change in inventories	**-137**	15	**44**	63
Change in trade receivables	**-6**	52	**-45**	102
Change in trade payables	**65**	90	**131**	54
Change in other current assets and liabilities	**14**	193	**-36**	44
Operating Cash Flow	**209**	**819**	**14**	284
Investments in PPE	**-348**	-289	**-110**	-85
Investments in financial fixed assets	**-4**	-	**-2**	0
Investments in intangible assets	**-5**	-8	**-2**	-1
Sale of PPE and intangible assets	**10**	10	**1**	-1
Acquisitions of companies, businesses and participations	**-33**	-24	**1**	0
Proceeds from the sale of discontinued operations	**-7**	335	0	-57
Proceeds from the sale of subsidaries and associates	**71**	50	**12**	24
Dividends received	**24**	31	**0**	0
Interest received	**42**	23	**14**	6
Total Cash Flow from investing activities	**-250**	**128**	**-86**	-114
Proceeds from the issuance of share capital	**-**	877		2
Reduction of share capital	**-58**	-	**0**	-
Treasury share transactions	**-8**	16	**1**	14
Changes in current and non-current financial debt and current deposits	**-1158**	-1242	**-676**	192
Dividends paid	**-5**	-37	**-1**	-1
Total Cash Flow from financing activities	**-1229**	**-386**	**-676**	**207**
Currency translation effect on cash and cash equivalents	**16**	-13	**1**	-14
Net change in cash & cash equivalents	-1254	548	-747	363
Cash and cash equivalents at the beginning of the period	**1477**	929	**970**	1114
Cash and cash equivalents at the end of period	**223**	1477	**223**	1477

Condensed statement of changes in equity (unaudited)

CHF mn	Total share capital	Treasury shares (par value)	Reserves				Retained earnings	Total attributable to equity holders	Minorities	Total equity
			Share premium reserves	Hedging reserves	Cumulative translation reserves	Total				
Balance 31 December 2003	**767**	**-18**	**274**	**-8**	**-243**	**23**	**404**	**1'176**	**64**	**1'240**
Correction of errors and changes in accounting policy	0	-1	0	0	0	0	47	46	0	46
Restated balance 31 December 2003	**767**	**-19**	**274**	**-8**	**-243**	**23**	**451**	**1'222**	**64**	**1'286**
Net income recognized directly in equity	0	0	0	3	10	13	0	13	-2	11
Net Income						0	152	152	7	159
Total recognized income and expense for the period	0	0	0	3	10	13	152	165	5	170
Purchase of minority shares	0	0	0	0	0	0	0	0	-6	-6
Dividends to third parties	0	0	0	0	0	0	-30	-30	-7	-37
Increase of share capital	384	0	493	0	0	493	0	877	0	877
Treasury share transactions and share based payments	0	2	0	0	0	0	22	24	0	24
Balance 31 December 2004	**1'151**	**-17**	**767**	**-5**	**-233**	**529**	**595**	**2'258**	**56**	**2'314**
Net income recognized directly in equity	0	0	0	5	129	134	0	134	15	149
Net Income						0	184	184	8	192
Total recognized income and expense for the period	0	0	0	5	129	134	184	318	23	341
Purchase of minority shares	0	0	0	0	0	0	14	14	-14	0
Dividends to third parties	0	0	0	0	0	0	0	0	-5	-5
Share capital reduction	-58	0	0	0	0	0	0	-58	0	-58
Treasury share transactions and share based payments	0	-1	0	0	0	0	0	-1	0	-1
Balance 31 December 2005	**1'093**	**-18**	**767**	**0**	**-104**	**663**	**793**	**2'531**	**60**	**2'591**

Condensed Earnings Per Share Data

Full Year	**2005**	2004 [1]
Number of shares outstanding at 30.12.05 and 30.12.04 respectively	**230'160'000**	230'160'000
Weighted average, number of shares outstanding	**226'431'732**	210'586'810 *
Weighted average, diluted number of shares outstanding	**227'739'344**	212'079'423 *
Basic earnings per share (in CHF)*	**0.81**	0.72
Diluted earnings per share (in CHF)*	**0.81**	0.72

[1] restated

* Restated for impact of capital increase in April 2004 (dilution factor is 1.15)

9. Recurring Divisional Figures

Sales of Divisions to 3rd parties	Full Year				Fourth Quarter			
	2005	2004	Change in %		2005	2004	Change in %	
in CHF millions			in CHF	in LC			in CHF	in LC
Textile, Leather, Paper	2'192	2'203	0%	-2%	571	531	8%	0%
Pigments & Additives	1'879	1'828	3%	2%	456	422	8%	3%
Masterbatches	1'144	1'108	3%	2%	278	256	9%	3%
Functional Chemicals	2'083	1'977	5%	4%	570	513	11%	6%
Life Science Chemicals	883	1'028	-14%	-15%	212	260	-18%	-22%
Divisions Total	**8'181**	**8'144**			**2'087**	**1'982**		
Corporate	0	0			0	0		
Total continuing	**8'181**	**8'144**	0%	-1%	**2'087**	**1'982**	5%	-1%
Discontinuing operations	0	386			0	-2		
Total	**8'181**	**8'530**			**2'087**	**1'980**		

EBITDA before exceptionals

	2005	2004 [1]	Change in %		2005	2004 [1]	Change in %	
in CHF millions			in CHF	in LC			in CHF	in LC
Textile, Leather, Paper	244	233	5%	2%	65	48	35%	27%
Pigments & Additives	245	278	-12%	-13%	43	48	-10%	-17%
Masterbatches	118	131	-10%	-11%	28	24	17%	13%
Functional Chemicals	259	273	-5%	-7%	78	76	3%	0%
Life Science Chemicals	53	77	-31%	-32%	8	42	-81%	-84%
Divisions Total	**919**	**992**			**222**	**238**		
Corporate	-120	-104			-61	-47		
Total continuing	**799**	**888**	-10%	-11%	**161**	**191**	-16%	-20%
Discontinuing operations	0	64			0	1		
Total	**799**	**952**			**161**	**192**		

Operating income before exceptionals

	2005	2004 [1]	Change in %		2005	2004 [1]	Change in %	
in CHF millions			in CHF	in LC			in CHF	in LC
Textile, Leather, Paper	172	158	9%	6%	46	27	70%	65%
Pigments & Additives	174	203	-14%	-16%	25	25	0%	-14%
Masterbatches	88	102	-14%	-16%	21	16	31%	25%
Functional Chemicals	210	224	-6%	-8%	66	65	2%	-2%
Life Science Chemicals	15	23	-35%	-33%	-2	30	-	-
Divisions Total	**659**	**710**			**156**	**163**		
Corporate	-143	-116			-67	-44		
Total continuing	**516**	**594**	-13%	-14%	**89**	**119**	-25%	-30%
Discontinuing operations	0	42			0	0		
Total	**516**	**636**			**89**	**119**		

[1] restated

10. Recurring Divisional Margins

Sales of Divisions to 3rd parties	Full Year				Fourth Quarter			
	2005	%	**2004**	%	**2005**	% of	**2004**	% of
in CHF millions						sales		sales
Textile, Leather, Paper	2'192	26.8%	2'203	27.1%	571	27.4%	531	26.8%
Pigments & Additives	1'879	23.0%	1'828	22.4%	456	21.8%	422	21.3%
Masterbatches	1'144	14.0%	1'108	13.6%	278	13.3%	256	12.9%
Functional Chemicals	2'083	25.4%	1'977	24.3%	570	27.3%	513	25.9%
Life Science Chemicals	883	10.8%	1'028	12.6%	212	10.2%	260	13.1%
Divisions Total	**8'181**	100.0%	**8'144**	100.0%	**2'087**	100.0%	**1'982**	100.0%
Corporate	0		0		0		0	
Total continuing	**8'181**		**8'144**		**2'087**		**1'982**	
Discontinuing operations	0		386		0		-2	
Total	**8'181**		**8'530**		**2'087**		**1'980**	

EBITDA before exceptionals

	2005	% of	**2004** [1]	% of	**2005**	% of	**2004** [1]	% of
in CHF millions		sales		sales		sales		sales
Textile, Leather, Paper	244	11.1%	233	10.6%	65	11.4%	48	9.0%
Pigments & Additives	245	13.0%	278	15.2%	43	9.4%	48	11.4%
Masterbatches	118	10.3%	131	11.8%	28	10.1%	24	9.4%
Functional Chemicals	259	12.4%	273	13.8%	78	13.7%	76	14.8%
Life Science Chemicals	53	6.0%	77	7.5%	8	3.8%	42	16.2%
Divisions Total	**919**		**992**		**222**		**238**	
Corporate	-120		-104		-61		-47	
Total continuing	**799**	9.8%	**888**	10.9%	**161**	7.7%	**191**	9.6%
Discontinuing operations	0		64		0		1	
Total	**799**		**952**		**161**		**192**	

Operating income before exceptionals

	2005	% of	**2004** [1]	% of	**2005**	% of	**2004** [1]	% of
in CHF millions		sales		sales		sales		sales
Textile, Leather, Paper	172	7.8%	158	7.2%	46	8.1%	27	5.1%
Pigments & Additives	174	9.3%	203	11.1%	25	5.5%	25	5.9%
Masterbatches	88	7.7%	102	9.2%	21	7.6%	16	6.3%
Functional Chemicals	210	10.1%	224	11.3%	66	11.6%	65	12.7%
Life Science and Electronic Materials	15	1.7%	23	2.2%	-2	-0.9%	30	11.5%
Divisions Total	**659**		**710**		**156**		**163**	
Corporate	-143		-116		-67		-44	
Total continuing	**516**	6.3%	**594**	7.3%	**89**	4.3%	**119**	6.0%
Discontinuing operations	0		42		0		0	
Total	**516**		**636**		**89**		**119**	

Systematic depreciation on PPE

	2005	% of	**2004**	% of	**2005**	% of	**2004**	% of
in CHF millions		sales		sales		sales		sales
Textile, Leather, Paper	72	3.3%	75	3.4%	19	3.3%	21	4.0%
Pigments & Additives	71	3.8%	75	4.1%	18	3.9%	22	5.2%
Masterbatches	29	2.5%	28	2.5%	7	2.5%	7	2.7%
Functional Chemicals	49	2.4%	49	2.5%	13	2.3%	11	2.1%
Life Science and Electronic Materials	38	4.3%	54	5.3%	10	4.7%	13	5.0%
Divisions Total	**259**		**281**		**67**		**74**	
Corporate	14		5		4		-4	
Total continuing	**273**	3.3%	**286**	3.5%	**71**	3.4%	**70**	3.5%

[1] restated

11. Rates

Rates used to translate the consolidated balance sheets (closing rate)	**31.12.2005**	31.12.2004	% Change
1 USD	**1.31**	1.13	16%
1 EUR	**1.56**	1.54	1%
1 GBP	**2.27**	2.18	4%
100 JPY	**1.12**	1.10	2%

Average sales-weighted rates used to translate the income statements and consolidated statements of cash flow	**Full Year 2005**	Full Year 2004	% Change
1 USD	**1.24**	1.25	-1%
1 EUR	**1.55**	1.54	1%
1 GBP	**2.26**	2.28	-1%
100 JPY	**1.13**	1.15	-2%

CALENDAR OF CORPORATE EVENTS

April 7, 2006	Annual General Meeting
May 9, 2006	First Quarter 2006 Results
August 2, 2006	Half Year 2006 Results
November 7, 2006	Nine Month 2006 Results
February 20, 2007	Full Year 2006 Results

YOUR CLARIANT CONTACTS

Investor Relations	Fax	+41 61 469 67 67
Holger Schimanke	Tel.	+41 61 469 67 45
Fabian Hildbrand	Tel.	+41 61 469 67 49
	Tel.	+41 61 469 67 48
	Tel.	+41 61 469 67 66

Media Relations	Fax	+41 61 469 69 99
Walter Vaterlaus	Tel.	+41 61 469 61 58
Rainer Weihofen	Tel.	+41 61 469 67 42

Clariant – Exactly your chemistry.

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs about 23,000 people. Headquartered in Muttenz near Basel, it generated sales of around CHF 8.2 billion in 2005.

Clariant's businesses are organized in five divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Functional Chemicals, Life Science Chemicals and Masterbatches.

Clariant is committed to sustainable growth springing from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or else add value to their end products. The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.

www.clariant.com

Clariant – The Way Forward

Full Year Results 2005

Analyst Conference – Zurich, February 28, 2006

Clariant

Exactly your chemistry.

Clariant
Exactly your chemistry.

Disclaimer

This presentation contains certain statements that are neither reported financial results nor other historical information. This presentation also includes forward-looking statements.

Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond Clariant's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors such as: the timing and strength of new product offerings; pricing strategies of competitors; the Company's ability to continue to receive adequate products from its vendors on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs; and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Clariant does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Clariant

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Agenda

Key Factors – Full Year 2005

Financial Review

Business Review

Performance Improvements

Outlook

Clariant

Exactly your chemistry.

Key Factors
Full Year 2005
Roland Lösser, CEO

Clariant

Exactly your chemistry.

Delivering as promised

- ✓ Transformation Program fully on track
- ✓ Performance improvements fully on track
  - More than 2,000 jobs eliminated
  - CHF 460 million cost base reduction achieved so far
- ✓ Investment grade credit rating awarded
- ✓ Headquarters concentrated into Switzerland
- ✓ Asset sales program delivered

Positive results for Full Year 2005

- Sales up 1% in local currency terms to CHF 8.181 billion compared to a strong FY 2004*, prices 1% higher
- High raw material and energy costs reduced margins
- Further restructuring initiatives taken in the Fourth Quarter
- Transformation Program delivered CHF 310 million of cost reductions
- EBIT margin before exceptionals declined from 7.6% to 6.3%*
- Net income up 29% to CHF 192 million, from CHF 149 million*
- Proposed payout of CHF 0.25 per share through a reduction in nominal value
- Positive outlook for 2006, with additional CHF 250 million cost reductions on track

*on a comparable basis

Clariant

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Financial Review

Patrick Jany, CFO

Key financial group figures – Full Year 2005

Full Year 2005 in mn CHF	2005	% of Sales	2004* like-for-like	% of Sales	Change in % CHF	Change in % LC
Sales	8,181		7,973		+3	+1
Gross profit	2,416	29.5%	2,540	31.9%	-5	-6
EBITDA	710	8.7%	864	10.8%	-18	-19
EBITDA before exceptionals	799	9.8%	898	11.3%	-11	-12
Operating income before exceptionals	516	6.3%	609	7.6%	-15	-16
Operating income	368	4.5%	511	[illegible]	-28	-29
Net income (loss)	192	2.3%	149	1.9%		

as per	Dec 05	Dec 04
Net debt	1,508	1,331
Equity	2,591	2,314

* The numbers for 2004 are like-for-like to account for the disposals of business activities in 2004 and 2005. Disposals in 2004: Electronic Materials and Lancaster Synthesis Ltd, UK and USA (both of the Life Science Chemicals Division), and Clariant Polymers, Japan, (of the Textile, Leather & Paper Chemicals Division). Electronic Materials was sold on September 30, 2004. All other activities were sold effective as per the end of 2004. Disposal in 2005: Clariant Acetyl Building Blocks, Germany (of the Life Science Chemicals Division) was sold effective per end of July 2005.

Clariant

Exactly your chemistry.

Key financial group figures – Fourth Quarter 2005

4th Quarter 2005 in mn CHF	2005	% of Sales	[redacted]	[redacted]	Change in % CHF	Change in % LC
Sales	2,087		[redacted]	[redacted]	+8	+2
Gross profit	585	28.0%	[redacted]	[redacted]	+1	-4
EBITDA	152	7.3%	[redacted]	[redacted]	-12	-16
EBITDA before exceptionals	161	7.7%	[redacted]	[redacted]	-18	-23
Operating income before exceptionals	89	4.3%	[redacted]	[redacted]	-23	-27
Operating income	36	1.7%	[redacted]	[redacted]	-45	-52
Net income (loss)	-30	1.4%	[redacted]	[redacted]		

* The numbers for 2004 are like-for-like to account for the disposals of business activities in 2004 and 2005. Disposals in 2004: Electronic Materials and Lancaster Synthesis Ltd, UK and USA (both of the Life Science Chemicals Division), and Clariant Polymers, Japan, (of the Textile, Leather & Paper Chemicals Division). Electronic Materials was sold on September 30, 2004. All other activities were sold effective as per the end of 2004. Disposal in 2005: Clariant Acetyl Building Blocks, Germany (of the Life Science Chemicals Division) was sold effective per end of July 2005.

Clariant

Exactly your chemistry.

Key factors in Fourth Quarter 2005

- Raw materials rose by 6% year-on-year
- Approximately CHF 25 million in one-time costs, including implementation of a new supply chain management system
- Early debt retirement incurred CHF 30 million in one-time costs
- Pharma business impaired by CHF 55 million

Clariant

Exactly your chemistry.

Key Factors
Full Year 2005

Financial Review

Business Review

Performance
Improvements

Outlook

Solid growth in Fourth Quarter 2005

4th Quarter 2005 versus 4th Quarter 2004, like-for-like*



Volume
Price
Sales in LC
Currency
Sales in CHF
+1%
+1%
+2%
+6%
+8%

* The numbers for 2004 are like-for-like to account for the disposals of business activities in 2004 and 2005. Disposals in 2004: Electronic Materials and Lancaster Synthesis Ltd, UK and USA (both of the Life Science Chemicals Division), and Clariant Polymers, Japan, (of the Textile, Leather & Paper Chemicals Division). Electronic Materials was sold on September 30, 2004. All other activities were sold effective as per the end of 2004. Disposal in 2005: Clariant Acetyl Building Blocks, Germany (of the Life Science Chemicals Division) was sold effective per end of July 2005.

Clariant

Exactly your chemistry.

Key Factors
Full Year 2005

Financial Review

Business Review

Performance
Improvements

Outlook

Growth pattern since 2002



5%
7%
4%
3%
1%
1%
2002
2003
2004
2005

Organic growth in local currency (y-o-y) — 2-year average growth rate

Clariant
Exactly your chemistry.

Transformation Program costs & benefits


Benefits
Costs
2005
Q1
Q2
Q3
Q4
50
70
100
90
29
17
30
23
64
13
63
26

in mn CHF

Performance improvement impact* | Other Transformation Program costs** | Restructuring & impairment

*before price erosion, FX, raw material impact and others **non-exceptional CPIP costs

Clariant
Exactly your chemistry.

Key Factors
Full Year 2005

Financial Review

Business Review

Performance
Improvements

Outlook

Key drivers of operating income before exceptionals in Full Year 2005



Price* +1%
Volume & mix* 0%
Divestments -2%
FX +1%
Raw Material -8%
CPIP measures +230
Other -1%
594
516
EBIT FY 04 continuing operations
EBIT FY 05

EBIT & CPIP measures: in mn CHF

*after CPIP measures

Financial result helped by FX

in mn CHF	Full Year 2005		[illegible]
Financial Income		**50**	[illegible]
Interest Expenses	-132		[illegible]
Other	-71		[illegible]
Financial expenses		**-203**	[illegible]
Currency result, net		**55**	[illegible]
Total		**-98**	[illegible]

Clariant

Exactly your chemistry.

Key Factors Full Year 2005

Financial Review

Business Review

Performance Improvements

Outlook

2005 Cash flow evolution as expected

in mn CHF	Full Year 2005	[redacted]
Net result	192	[redacted]
Depreciation & amortization	342	[redacted]
Other	-261	[redacted]
Operating cash flow before working capital	**273**	[redacted]
Change in working capital	-64	[redacted]
Operating cash flow	**209**	[redacted]
Capital expenditure	-348	[redacted]
Disposals and other	+98	[redacted]
Cash flow before financing	**-41**	[redacted]

*restated

Clariant

Exactly your chemistry.

Key Factors
Full Year 2005

Financial Review

Business Review

Performance
Improvements

Outlook

Scope to reduce financing costs



Liquidity
Maturities of financial debt
as per December 31, 2005
Committed open lines
Cash & Equivalents*
439
228
1200
1000
800
600
400
200
0
696
311
159
2
175
9
384
2006
2007
2008
2009
2010
2011
in mn CHF
Uncommited and other loans**
Maturities
Syndicated loan

* including current deposits (90-365 days)
** including ABS

Clariant

Exactly your chemistry.

Business Review

Roland Lösser, CEO

Clariant

Exactly your chemistry.

Key Factors
Full Year 2005

Financial Review

Business Review

Performance
Improvements

Outlook

Divisional sales and margins – Full Year 2005 *(continuing operations*)*

Full Year 2005 in mn CHF	2005 Sales	Change 2005 vs 2004 LC in %	[redacted]	
			[redacted]	[redacted]
Textile, Leather & Paper Chemicals	**2,192**	**-2**	[redacted]	[redacted]
Pigments & Additives	**1,879**	**+2**	[redacted]	[redacted]
Masterbatches	**1,144**	**+2**	[redacted]	[redacted]
Functional Chemicals	**2,083**	**+4**	[redacted]	[redacted]
Life Science Chemicals	**883**	**-15**	[redacted]	[redacted]
Total continuing operations	**8,181**	**-1**	[redacted]	[redacted]

* Continuing Operations: On September 30, 2004, Clariant sold the business unit Electronic Materials, belonging to the LSC division, to The Carlyle Group. As a consequence, Electronic Materials is disclosed as Discontinuing Operations for 2004.

** EBITDA margins before exceptional items

Clariant
Exactly your chemistry.

Key Factors Full Year 2005
Financial Review
Business Review
Performance Improvements
Outlook

Textile, Leather & Paper Chemicals

- Improving business environment towards year end
- Pressure from higher raw material costs easing
- Wide-ranging restructuring measures showing good results
- Active shrinking and portfolio focusing of textile dyes fully on track
- Good growth in paper, especially driven by optical brighteners
- Signs of recovery for leather products after period of weak demand
- New products launched for dyeing auxiliaries, specialty dyes and finishing


Sales
LSC
TLP
27%
FUN
PA
MB


EBITDA*
LSC
TLP
27%
FUN
MB
PA

Full Year 2005

* before exceptional items



Clariant

Exactly your chemistry.

Key Factors Full Year 2005

Financial Review

Business Review

Performance Improvements

Outlook

Pigments & Additives

- Solid growth across most of the businesses
- Stable prices in challenging market conditions
- Continued pressure from higher raw material costs
- Weaker demand for colorants but strong demand for additives
- Difficult environment for automotives but plastics recovering
- Successful market introduction of Licocene® and Exolit® product range


Sales
LSC
TLP
FUN
MB
PA 23%

Full Year 2005


EBITDA*
LSC
TLP
FUN
MB
PA 27%

* before exceptional items



Clariant

Exactly your chemistry.

Key Factors Full Year 2005

Financial Review

Business Review

Performance Improvements

Outlook

Functional Chemicals

- Higher prices but continued pressure from higher raw material costs
- Increased demand for personal care and construction chemicals
- Business for crop protection remained at a high level
- Strong demand for functional fluids and oilfield chemicals
- Further progress with color care product range Texcare® and other laundry additives

Sales



LSC
TLP
FUN
25%
PA
MB

EBITDA*



LSC
TLP
FUN
27%
MB
PA



Full Year 2005

* before exceptional items

Clariant

Exactly your chemistry.

Life Science Chemicals

- Solid demand for products in Speciality Fine Chemicals, e.g. glyoxal and agrochemicals
- Pharma continued lower volumes, but new products successfully launched
- Charge of CHF 55 million impairment taken in Pharma business
- Margin declined despite successful restructuring efforts
- CABB business sold as per July 31, 2005



Sales
LSC
11%
TLP
FUN
PA
MB



EBITDA*
LSC
6%
TLP
FUN
MB
PA



Full Year 2005

* before exceptional items

Clariant
Exactly your chemistry.

Key Factors
Full Year 2005

Financial Review

Business Review

Performance
Improvements

Outlook

Masterbatches

- Price increases achieved in challenging market conditions
- Continued pressure from higher raw material costs
- Good growth in Europe and North America
- Recovery in Asia and Latin America
- Plastics continued to substitute other materials
- Expanding roll out of ColorWorks™ design centers globally



Sales
LSC
TLP
FUN
PA
MB
14%



EBITDA*
LSC
TLP
FUN
PA
MB
13%

Full Year 2005

* before exceptional items



Clariant

Exactly your chemistry.

Meeting customer needs with innovation strength

- Textile, Leather & Paper Chemicals
  - New environmentally friendly polymer dispersions for paper and textiles
- Pigments & Additives
  - Blue Laser Recording – functional dyes for the next generation DVDs and pigments for color filters in flat panel displays
- Functional Chemicals
  - New range of "green" demulsifiers and de-oilers developed to reduce the environmental impact of offshore production
- Life Science Chemicals
  - New catalysts for enantioselective synthesis of pharma building blocks
- Masterbatches
  - New antistatic Masterbatches to reduce dust build up in cars

Clariant

Exactly your chemistry.

Performance Improvements

Roland Lösser, CEO

Clariant
Exactly your chemistry.

Clariant – Delivering as promised

- ✓ Implementation of new strategy in place
  - Focus on service and innovation
  - Group targets defined by Return On Invested Capital
- ✓ Financial turnaround accomplished
  - Successful strengthening of balance sheet
  - Investment grade achieved
- ✓ Performance improvements fully on track
  - More than 50% of cost savings achieved so far
  - More than 50% jobs cuts made so far
- ✓ Asset sales program delivered
- ✓ Portfolio refocusing continues

Clariant

Exactly your chemistry.

Key Factors
Full Year 2005

Financial Review

Business Review

Performance Improvements

Outlook

Performance improvements to deliver strongly in 2006

EBIT impact of measures*



+310
+250
150
460
710
800-900
2004
2005
2006
2007
200
265
150

in mn CHF

performance improvement costs, restructuring costs, other CPIP costs, p.a.

performance improvement measures (accummulated)

*before price erosion, FX, raw material impact and others

Clariant

Exactly your chemistry.

Steady reduction in personnel


27,008
24,769
324
409
136
308
209
23,383
Dec 31, 2003
Dec 31, 2004
Q1
Q2
Q3
Q4
Dec 31, 2005
Number of employees, reported
Reduction
Disposals

More than 1,000 job cuts in 2005

Clariant

Exactly your chemistry.

Strong financial base re-established



June 30, 2003
3,686
1,061
Net debt
Equity
Dec 31, 2005
1,508
2,591
Net debt
Equity

June 30, 2003		Dec 31, 2005
326 %	Gearing	58 %
12.1 %	Equity ratio	35.5 %

in mn CHF

Clariant
Exactly your chemistry.

Key Factors
Full Year 2005

Financial Review

Business Review

Performance Improvements

Outlook

Strong financial base re-established

STANDARD & POOR'S

Moody's

- Independent confirmation of Clariant's solid finances
- "BBB" and "Baa2" investment grade ratings by Standard & Poor's and Moody's Investors Service with stable outlook
- Investment grade achieved
- Enhances the company's high level of transparency with investors

Clariant

Exactly your chemistry.

The Way Forward

Jan Secher, CEO-designate

Clariant

Exactly your chemistry.

Clariant - The Way Forward

- Strong commitment at all levels to the Transformation Program
- Culturally Clariant is clearly becoming one
- Portfolio and product mix is well-positioned for growth
- We're half-way through – a lot more will be delivered
- Shifting to continuous improvement processes, away from one-time program

Complete buy-in to the transformation process

Clariant - The Way Forward

- Very optimistic about long-term potential
- Strategy is right, people are excellent, priority on execution
- Further scope to reduce organizational complexity
- Sharpen focus on key changes to release additional energy
- Shift to "front-end" driven organization
  - Strengthen marketing capabilities
  - Increase customer orientation
- Opportunities to further develop value-added services

A strong company with a great future

Clariant's financial targets

- Group targets defined by Return on Invested Capital
- Every business must earn *at least* cost of capital
- Target of *at least* 20% above cost of capital for the Group
- Targets to be achieved by improving asset management and EBIT performance
- Senior managers held fully accountable on targets

Long-term shareholder value is key driver

Clariant

Exactly your chemistry.

Outlook

Roland Lösser, CEO

Outlook for 2006

- Good sales growth in local currency terms above last year*
- No further negative effects from raw material costs expected
- Total cost base reduction of approx. CHF 250 million expected
- EBIT before exceptional items* improvement of at least CHF 120 million
- Tax rate approximately 30%
- Excellent growth in net income*

2006 – Higher profitability

*on a comparable basis

Clariant
Exactly your chemistry.

Calendar of upcoming corporate events

April 7, 2006	Annual General Meeting
May 9, 2006	First Quarter 2006 Results
August 2, 2006	First Half 2006 Results
November 7, 2006	Nine Month 2006 Results
February 20, 2007	Full Year 2006 Results

Clariant
Exactly your chemistry.

Your Investor Relations contacts

Dr. Holger Schimanke
Head Investor Relations

Phone	+41 (0) 61 469 67 45
Mobile	+41 (0) 79 343 59 83
email	holger.schimanke@clariant.com

Fabian Hildbrand, CIIA
Investor Relations Officer

Phone	+41 (0) 61 469 67 49
Mobile	+41 (0) 79 763 93 80
email	fabian.hildbrand@clariant.com

Natalie Schweigert
Investor Relations Assistant

Phone	+41 (0) 61 469 67 48
Fax	+41 (0) 61 469 67 67
email	natalie.schweigert@clariant.com

Mirjam Grieder
Investor Relations Assistant

Phone	+41 (0) 61 469 67 66
Fax	+41 (0) 61 469 67 67
email	mirjam.grieder@clariant.com



Clariant International Ltd · Rothausstrasse 61 · 4132 Muttenz · Switzerland · investor-relations@clariant.com

Clariant

Exactly your chemistry.

Backup Information

Group & Strategy

Business

History of Clariant


1995
1997
2000
today
SANDOZ
Clariant
Clariant
+ Hoechst
Clariant
+ BTP plc
Clariant

- IPO in the summer of 1995 out of the Sandoz Chemicals Division
- Integration of the Hoechst specialty chemicals business in the summer of 1997
- Acquisition of BTP plc in summer of 2000 to expand the Life Science business
- 2003: new management initiates new strategy and Transformation Program

Clariant

Exactly your chemistry.

Backup Information

Group & Strategy

Business

Clariant organization



Chief Executive Officer
Human Resources
Finance / CFO
Group Communications
Services*
Group Legal
Technology**
Corporate Development
Textile, Leather & Paper Chemicals
Pigments & Additives
Functional Chemicals
Life Science Chemicals
Masterbatches

*SERVICES: Production Services, Supply Chain Management, Sourcing, ESHA, IT, International Coordination
**TECHNOLOGY: Intellectual Property, Innovation & Knowledge Management, New Business Development

The Way Forward – our transformation continues

Transformation Program
wide-reaching series of actions


"New" Clariant
Reduced complexity
Solid financial base
Efficient and profitable
A leading
specialty chemical company
Performance Improvements
- Operational measures
- Structural measures
Refocussing Portfolio
- Asset sales
Re-establishing
Financial base
- Strengthening balance sheet
- Investment grade

Clariant
Exactly your chemistry.

Backup Information
Group & Strategy
Business

The Way Forward – refocusing portfolio

Clariant portfolio	% of Sales	Market attractiveness	Competitive position	Clariant strategy
Service-driven businesses	70%	High	Strong	Expand
Technology-driven / niche businesses	10%	High but volatile	Strong in certain areas	Selectively develop
Cost-driven businesses	20%	Low	Weak to Medium	Restructure

Clariant

Exactly your chemistry.

Backup Information

Group & Strategy

Business

Divisional sales and margins – Fourth Quarter 2005 *(continuing operations*)*

4th Quarter 2005 in mn CHF	2005 Sales	Change 2005 vs 2004 LC in %	[redacted]
Textile, Leather & Paper Chemicals	571	0	
Pigments & Additives	456	+3	
Masterbatches	278	+3	
Functional Chemicals	570	+6	
Life Science Chemicals	212	-22	
Total continuing operations	2,087	-1	

* Continuing Operations: On September 30, 2004, Clariant sold the business unit Electronic Materials, belonging to the LSC division, to The Carlyle Group. As a consequence, Electronic Materials is disclosed as Discontinuing Operations for 2004.

** EBITDA margins before exceptional items

Clariant
Exactly your chemistry.

Backup Information
Group & Strategy
Business

Growth with flat volume and higher prices

Full Year 2005 versus Full Year 2004, like-for-like*



Volume
Price
Sales in LC
Currency
Sales in CHF
0%
+1%
+1%
+2%
+3%

* The numbers for 2004 are like-for-like to account for the disposals of business activities in 2004 and 2005. Disposals in 2004: Electronic Materials and Lancaster Synthesis Ltd, UK and USA (both of the Life Science Chemicals Division), and Clariant Polymers, Japan, (of the Textile, Leather & Paper Chemicals Division). Electronic Materials was sold on September 30, 2004. All other activities were sold effective as per the end of 2004. Disposal in 2005: Clariant Acetyl Building Blocks, Germany (of the Life Science Chemicals Division) was sold effective per end of July 2005.

Clariant
Exactly your chemistry.

Backup Information
Group & Strategy
Business

Regional sales in Full Year 2005


4th Quarter 2005
Asia/Australia/Africa
461
-1%
Europe
1,011
-1%
Americas
615
+1%
Sales: 2,087


Full Year 2005
Asia/Australia/Africa
1,801
0%
Europe
4,111
-1%
Americas
2,269
-2%
Sales: 8,181

Sales in CHF mn, continuing operations*
Changes in LC ⇧

* Continuing Operations: On September 30, 2004, Clariant sold the business unit Electronic Materials, belonging to the LSC division, to The Carlyle Group. As a consequence, Electronic Materials is disclosed as Discontinuing Operations for 2004.

Clariant

Exactly your chemistry.

Backup Information

Group & Strategy

Business

Top 5 products in percentage of total raw material costs

Ranking	Product
1	Ethylene & -Oxide
2	Vinylacetate
3	Polyethylene
4	Titanium Dioxide
5	Acrylates



Group ~17%
Total

Clariant
Exactly your chemistry.

Backup Information

Group & Strategy

Business

Sales and cost structure – Full Year 2005

Global sales distribution in %



CHF
2
Emerging
markets
20
JPY 3
USD
29
4
GBP
EUR
42

Global cost distribution in %



CHF
8
Emerging
markets
16
2
USD
23
5
GBP
EUR
46

in mn CHF

These distributions represent an approximation to total cash in- and outflows and are closely linked to transaction exposures.

Clariant

Exactly your chemistry.

Backup Information

Group & Strategy

Business

*Divisional sales Full Year 2005 in end-user markets**



Healthcare
Agro
Automotive
Construction
Electronics
Paper
Packaging
Non-durables
Durables
Textiles
Other
6%
4%
4%
1%
5%
10%
10%
15%
5%
20%
19%

* Continuing Operations: On September 30, 2004, Clariant sold the business unit Electronic Materials, belonging to the LSC division, To the Carlyle Group. As a consequence, Electronic Materials is disclosed as Discontinuing Operations for 2004.

Clariant

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

December 20, 2005

Media Release

Clariant International Ltd

Clariant Repays Syndicated Term Loans

MUTTENZ, Switzerland – December 20, 2005 – Clariant has prepaid its syndicated term loans. The move simplifies Clariant's debt liabilities, increases its issuing flexibility and significantly reduces the number of its bank lenders. It also enables the company to take advantage of lower interest rates and longer maturities commensurate with its recent investment grade rating.

A total of CHF 1,060 million of syndicated term debt has been repaid, which would ordinarily mature between 2006 and 2009. The repayment sum includes the outstanding debt, interest prepayment compensation and swap unwinding costs. Clariant has used approx. CHF 750 million of excess cash to repay these lines and the balance was refinanced by drawing down on more flexible revolving credit facilities.

Retiring this debt early has incurred total one-time costs of up to CHF 70 million, which will appear on 2005's P&L. However, as an investment grade borrower, this cost will swiftly be recouped by the lower interest rates that Clariant can now command.

"Repaying our syndicated term loan facilities is an important step in simplifying and optimizing our liabilities," said Chief Financial Officer François Note. "Now that our debt is rated investment grade, we can take advantage of preferential rates available on alternative facilities. This is another important milestone for us and is in line with the goals of our Transformation Program." Clariant was assigned issuer ratings 'BBB' from Standard & Poor's and 'Baa2' from Moody's in November.

-end-

Clariant

Calendar of Corporate Events

February 28, 2006	Full Year 2005 Results; Annual Media Conference
April 7, 2006	Annual General Meeting
May 9, 2006	First Quarter 2006 Results
August 2, 2006	First Half 2006 Results
November 7, 2006	Nine Month 2006 Results

Contacts

Investor Relations	Fax	+41 61 469 67 67
Holger Schimanke	Phone	+41 61 469 67 45
Fabian Hildbrand	Phone	+41 61 469 67 49
	Phone	+41 61 469 67 48
Media Relations	Fax	+41 61 469 69 99
Walter Vaterlaus	Phone	+41 61 469 61 58
Rainer Weihofen	Phone	+41 61 469 67 42

Clariant – Exactly your chemistry.

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs about 24,000 people. Headquartered in Muttenz near Basel, it generated sales of around CHF 8.5 billion in 2004.

Clariant's businesses are organized in five divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Functional Chemicals, Life Science Chemicals and Masterbatches.

Clariant is committed to sustainable growth springing from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or else add value to their end products. The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.

www.clariant.com

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

December 5, 2005

Media Release

Clariant International Ltd

Clariant Appoints New Chief Financial Officer

MUTTENZ, Switzerland – December 5, 2005 – Clariant announced that it has appointed Patrick Jany as Chief Financial Officer, effective January 1, 2006.

The appointment follows the naming last month of Jan Secher as Clariant's Chief Executive designate, taking over from current CEO Roland Loesser, who will become Chairman of the Board of Directors on April 7, 2006 at the company's Annual General Meeting.

Patrick Jany will replace current CFO François Note, who will be leaving at the end of this year to pursue opportunities outside Clariant.

"François Note leaves Clariant with my sincere appreciation for playing a key role in restoring a strong financial base for Clariant and for his valuable contribution to our Transformation Program," Mr. Loesser said. "We wish him all the very best."

Patrick Jany, 37, currently is Clariant's Head of Corporate Development with responsibility for group strategy and mergers and acquisitions. Before taking that role, Mr. Jany was Head of Country Organization in Mexico. Prior to that, he held positions in Finance and Controlling within Clariant, including serving as Chief Financial Officer for the region ASEAN as well as Head of Controlling for the Pigments & Additives Division. He joined Sandoz, one of Clariant's predecessor companies, in 1990.

"Patrick Jany has broad and deep experience of Clariant's operations and its finances and I am sure that as CFO he will be a great asset to the company," Mr. Loesser said.

Mr. Jany will join the Clariant Board of Management (Konzernleitung) starting January 1, 2006.

Patrick Jany Background

Patrick Jany, German citizen, has a degree in Business Administration from the École Supérieure de Commerce in Paris, France. He is fluent in German and French and also speaks English and Spanish.

-end-

Calendar of Corporate Events

February 28, 2006	Full Year 2005 Results; Annual Media Conference
April 7, 2006	Annual General Meeting
May 9, 2006	First Quarter 2006 Results
August 2, 2006	First Half 2006 Results
November 7, 2006	Nine Month 2006 Results

Contacts

Investor Relations	Fax	+41 61 469 67 67
Holger Schimanke	Phone	+41 61 469 67 45
Fabian Hildbrand	Phone	+41 61 469 67 49
	Phone	+41 61 469 67 48
Media Relations	Fax	+41 61 469 69 99
Walter Vaterlaus	Phone	+41 61 469 61 58
Rainer Weihofen	Phone	+41 61 469 67 42

Clariant

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

November 15, 2005

Media Release

Clariant International Ltd

Ratings for Clariant

MUTTENZ, Switzerland – November 15, 2005. Clariant assigned 'BBB' and 'Baa2' investment grade ratings by Standard & Poor's and Moody's Investors Service.

Clariant today announced that the company has been assigned investment grade ratings by the international credit rating agencies Standard & Poor's and Moody's Investors Service. The company has been assigned issuer ratings 'BBB' from Standard & Poor's and 'Baa2' from Moody's. Both ratings carry a stable outlook.

Chief Financial Officer François Note commented: "We are very pleased that both rating agencies acknowledge our solid investment grade profile and the company's strong positions in the businesses we serve. This is an important testimony of the continuing financial recovery since the launch of the Transformation Program in 2003 and the prudent financial approach adopted by Clariant's management. We believe that the international credit ratings will further enhance the company's high level of transparency with investors."

-end-

Clariant

Calendar of Corporate Events

February 28, 2006	Full Year 2005 Results; Annual Media Conference
April 7, 2006	Annual General Meeting
May 9, 2006	First Quarter 2006 Results
August 2, 2006	First Half 2006 Results
November 7, 2006	Nine Month 2006 Results

Contacts

Investor Relations	Fax	+41 61 469 67 67
Holger Schimanke	Phone	+41 61 469 67 45
Fabian Hildbrand	Phone	+41 61 469 67 49
	Phone	+41 61 469 67 48
Media Relations	Fax	+41 61 469 69 99
Walter Vaterlaus	Phone	+41 61 469 61 58
Rainer Weihofen	Phone	+41 61 469 67 42

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

Clariant

November 8, 2005

Media Release

Clariant Group

Clariant Posts Positive Results for First Nine Months

- **Sales up 1% in both Swiss franc and local currency terms**
- **Net income rises 37% to CHF 222 million, from CHF 162 million**
- **Price increases continuing across nearly all businesses**
- **Transformation Program delivering strong cost reductions**
- **Operating cash flow up strongly in Third Quarter, to CHF 195 million**

Key Financial Group Figures (in CHF millions)

Nine Months *in CHF millions*	**2005**	% of sales	**2004** (reported)	**2004**[2] (like-for-like)	% of sales	**% Change** vs. like-for-like CHF	LC
Sales	**6,094**	100.0%	6,550	6,039	100.0%	1%	1%
Gross profit	**1,831**	30.0%	2,106	1,959	32.4%	-7%	-7%
EBITDA	**558**	9.2%	746	692	11.5%	-19%	-19%
EBITDA before exceptional items	**638**	10.5%	760	701	11.6%	-9%	-9%
Operating income before exceptional items and amortization of goodwill	**427**	7.0%	517	494	8.2%	-14%	-13%
Operating income	**332**	5.4%	469	445	7.4%	-25%	-25%
Net income/ loss (including minorities)	**222**	3.6%	176	162	2.7%		
Operating cash flow[1]	**195**		535				

	30.9.2005	**31.12.2004**	30.9.2004
Net debt[1]	**1,432**	1,331	1,577
Equity (including minorities)[1]	**2,570**	2,279	2,322
Gearing	**56%**	58%	68%
Number of employees	**23,592**	24,769	25,082

Third Quarter *in CHF millions*	**2005**	% of sales	**2004** (reported)	**2004**[(2)] (like-for-Like)	% of Sales	**% Change** vs. like-for-like CHF	LC
Sales	**2,007**	100.0%	2,131	1,950	100.0%	3%	0%
Gross profit	**579**	28.8%	647	617	31.6%	-6%	-9%
EBITDA	**181**	9.0%	245	233	11.9%	-22%	-24%
EBITDA before exceptional items	**215**	10.7%	215	198	10.2%	9%	6%
Operating income before exceptional items and amortization of goodwill	**145**	7.2%	130	136	7.0%	7%	4%
Operating income	**109**	5.4%	152	153	7.8%	-29%	-31%
Net income/ loss (including minorities)	**76**	3.8%	45	50	2.6%		
Operating cash flow[1]	**223**		248				

(1) 30.09.2004 restated: Net debt includes ABS adjustment, Equity restated to include minority interests, Cash Flow restated.
(2) The numbers for 2004 are like-for-like to account for the disposals of business activities in 2004 and 2005. Disposals in 2004: Electronic Materials and Lancaster Synthesis Ltd, UK and USA (both of the Life Science Chemicals Division), and Clariant Polymers, Japan, (of the Textile, Leather & Paper Chemicals Division). All activities were sold effective as per the end of 2004. Disposal in 2005: Clariant Acetyl Building Blocks, Germany, (of the Life Science Chemicals Division) was sold effective per end of July 2005.

MUTTENZ, Switzerland – November 8, 2005 – Clariant posted positive results for the first nine months of the year, including a modest rise in sales, higher net income and a substantial increase in operating cash flow in the Third Quarter.

Gross profit, meanwhile, declined to CHF 1.831 billion, from CHF 1.959 billion during the same period in 2004, on a like-for-like basis, leading to a decline in operating income before exceptional items and amortization of goodwill to CHF 427 million, compared with CHF 494 million.

"We are pleased with the good results achieved in the areas of cash flow, net income and the improvement in margins in the Third Quarter," said Chief Executive Roland Loesser. "Nevertheless market conditions were difficult over the last three months of the period, with negative effects felt from the continued high levels of raw material prices. In addition, the impact of hurricane damage in the U.S. created a sluggish business climate overall."

Sales on a like-for-like basis were CHF 6.094 billion during the period, up 1% in both Swiss franc and local currency terms. Net income rose 37% to CHF 222 million, from CHF 162 million. Operating cash flow increased to CHF 195 million, compared with a negative CHF 43 million after the first six months of the year.

Prices were on average 1% to 2% higher during the period compared to a year earlier. "We are confident that customers understand that our increased costs mean prices need to be raised further and we expect that further increases will be put through over the coming months," Mr. Loesser said.

Significant Costs Savings From Performance Improvements

The Clariant Transformation Program progressed well during the period. The program, launched two years ago, includes a wide-ranging series of performance improvements as well as a strategic shift toward businesses where Clariant has a competitive advantage in service and innovation. Approximately CHF 100 million in cost savings were delivered during the Third Quarter as underlined by the improvement in the operating margin before exceptional items and the amortization of goodwill, which rose to 7.2% from 7.0% a year earlier. These savings were achieved despite significantly higher costs in raw materials, energy and transportation.

Clariant Announces Key Leadership Appointments

As announced last week, the Board of Directors made three key leadership appointments, including designating Mr. Loesser as new chairman and Jan Secher as new chief executive. Mr. Loesser will assume his new role following the Annual General Meeting (AGM) on April 7, 2006, taking over from the current chairman, Robert Raeber, who will reach the statutory retirement age at that time. Mr. Secher will join Clariant's Management Board on January 1, 2006 and become chief executive after the AGM.

Furthermore, Professor Dieter Seebach will retire as Member of the Board of Directors. The Board will propose Dr. Peter Chen, chemistry professor at the Swiss Federal Institute of Technology (ETH) in Zurich to replace Professor Seebach.

Commenting on the appointment of the new CEO-designate, Mr. Loesser said: "I very much look forward to working with Jan Secher. I am certain that he and the strong management team already in place will successfully complete the Transformation Program and ensure that we achieve our goal of making Clariant a leading company in the specialty chemicals sector."

Full-Year Outlook

The uncertain business climate - overshadowed by hurricane damage in the U.S. and sustained increases in the cost of raw materials, energy and transportation - is expected to continue affecting the short-term outlook. Nevertheless, higher costs will compel Clariant to raise prices to its customers over the coming months. As a result, Clariant should post modest full-year growth in sales in local currency terms and stable operating margins before exceptional items, around last year's levels.

Clariant expects to reduce its cost base by some CHF 300 million this year compared to 2004. All factors considered, the company anticipates higher net income in 2005.

"Despite a challenging climate, we will continue making excellent progress in creating a significantly more efficient company." Mr. Loesser said.

-end-

Hint to editors:
The full Quarterly Report (media release, financial and business review, condensed financial statements) is available on www.clariant.com.

Calendar of Corporate Events

February 28, 2006	Full Year 2005 Results; Annual Media Conference
April 7, 2006	Annual General Meeting
May 9, 2006	First Quarter 2006 Results
August 2, 2006	First Half 2006 Results
November 7, 2006	Nine Month 2006 Results

Contacts

Investor Relations	Fax	+41 61 469 67 67
Holger Schimanke	Phone	+41 61 469 67 45
Fabian Hildbrand	Phone	+41 61 469 67 49
	Phone	+41 61 469 67 48
Media Relations	Fax	+41 61 469 69 99
Walter Vaterlaus	Phone	+41 61 469 61 58
Rainer Weihofen	Phone	+41 61 469 67 42

Clariant International AG
Rothausstrasse 61
CH-4132 Muttenz 1/ Switzerland

RECEIVED

2006 MAY 24 P 3: 27

Clariant

November 8, 2005

News Release

Clariant Posts Positive Results For First Nine Months

- **Sales up 1% in both Swiss franc and local currency terms**
- **Net income rises 37% to CHF 222 million, from CHF 162 million**
- **Price increases continuing across nearly all businesses**
- **Transformation Program delivering strong cost reductions**
- **Operating cash flow up strongly in Q3, to CHF 195 million**

Key Financial Group Figures

Nine Months *in CHF million*	**2005**	% of sales	**2004** (reported)	**2004**[2] (like-for-like)	% of sales	**% Change** vs. like-for-like CHF	LC
Sales	**6'094**	100.0%	6'550	6'039	100.0%	1%	1%
Gross profit	**1'831**	30.0%	2'106	1'959	32.4%	-7%	-7%
EBITDA*	**558**	9.2%	746	692	11.5%	-19%	-19%
EBITDA before exceptional items*	**638**	10.5%	760	701	11.6%	-9%	-9%
Operating income before exceptional items and amortization of goodwill*	**427**	7.0%	517	494	8.2%	-14%	-13%
Operating income	**332**	5.4%	469	445	7.4%	-25%	-25%
Net income/ loss (including minorities)	**222**	3.6%	176	162	2.7%		
Operating cash flow[1]	**195**		535				

	30.9.2005	**31.12.2004**	30.9.2004
Net debt[1]	**1'432**	1'331	1'577
Equity (including minorities)[1]	**2'570**	2'279	2'322
Gearing	**56%**	58%	68%
Number of employees	**23'592**	24'769	25'082

Third Quarter *in CHF million*	**2005**	% of sales	**2004** (reported)	**2004**[2] (like-for-like)	% of sales	**% Change** vs. like-for-like CHF	LC
Sales	**2'007**	100.0%	2'131	1'950	100.0%	3%	0%
Gross profit	**579**	28.8%	647	617	31.6%	-6%	-9%
EBITDA*	**181**	9.0%	245	233	11.9%	-22%	-24%
EBITDA before exceptional items*	**215**	10.7%	215	198	10.2%	9%	6%
Operating income before exceptional items and amortization of goodwill*	**145**	7.2%	130	136	7.0%	7%	4%
Operating income	**109**	5.4%	152	153	7.8%	-29%	-31%
Net income/ loss (including minorities)	**76**	3.8%	45	50	2.6%		
Operating cash flow[1]	**223**		248				

1 30.09.2004 restated: Net debt includes ABS adjustment, Equity restated to include minority interests, Cash Flow restated (see note 4).

2 The numbers for 2004 are like-for-like to account for the disposals of business activities in 2004 and 2005. Disposals in 2004: Electronic Materials and Lancaster Synthesis Ltd, UK and USA (both of the Life Science Chemicals Division), and Clariant Polymers, Japan, (of the Textile, Leather & Paper Chemicals Division). All activities were sold effective as per the end of 2004. Disposal in 2005: Clariant Acetyl Building Blocks, Germany, (of the Life Science Chemicals Division) was sold effective per end of July 2005.

* See Definitions of Terms of Financial Measurements on page 13.

MUTTENZ, Switzerland – November 8, 2005 – Clariant posted positive results for the first nine months of the year, including a modest rise in sales, higher net income and a substantial increase in operating cash flow in the Third Quarter.

Gross profit, meanwhile, declined to CHF 1.831 billion, from CHF 1.959 billion during the same period in 2004, on a like-for-like basis, leading to a decline in operating income before exceptional items and amortization of goodwill to CHF 427 million, compared with CHF 494 million.

"We are pleased with the good results achieved in the areas of cash flow, net income and the improvement in margins in the Third Quarter," said Chief Executive Roland Loesser. "Nevertheless market conditions were difficult over the last three months of the period, with negative effects felt from the continued high levels of raw material prices. In addition, the impact of hurricane damage in the U.S. created a sluggish business climate overall."

Sales on a like-for-like basis were CHF 6.094 billion during the period, up 1% in both Swiss franc and local currency terms. Net income rose 37% to CHF 222 million, from CHF 162 million. Operating cash flow increased to CHF 195 million, compared with a negative CHF 43 million after the first six months of the year.

Prices were on average 1% to 2% higher during the period compared to a year earlier. "We are confident that customers understand that our increased costs mean prices need to be raised further and we expect that further increases will be put through over the coming months," Mr. Loesser said.

Significant Costs Savings From Performance Improvements

The Clariant Transformation Program progressed well during the period. The program, launched two years ago, includes a wide-ranging series of performance improvements as well as a strategic shift toward businesses where Clariant has a competitive advantage in service and innovation. Approximately CHF 100 million in cost savings were delivered during the Third Quarter as underlined by the improvement in the operating margin before exceptional items and the amortization of goodwill, which rose to 7.2% from 7.0% a year earlier. These savings were achieved despite significantly higher costs in raw materials, energy and transportation.

Clariant Announces Key Leadership Appointments

As announced last week, the Board of Directors made three key leadership appointments, including designating Mr. Loesser as new chairman and Jan Secher as new chief executive. Mr. Loesser will assume his new role following the Annual General Meeting (AGM) on April 7, 2006, taking over from the current chairman, Robert Raeber, who will reach the statutory retirement age at that time. Mr. Secher will join Clariant's Management Board on January 1, 2006 and become chief executive after the AGM.

Furthermore, Professor Dieter Seebach will retire as Member of the Board of Directors. The Board will propose Dr. Peter Chen, chemistry professor at the Swiss Federal Institute of Technology (ETH) in Zurich to replace Professor Seebach.

Commenting on the appointment of the new CEO-designate, Mr. Loesser said: "I very much look forward to working with Jan Secher. I am certain that he and the strong management team already in place will successfully complete the Transformation Program and ensure that we achieve our goal of making Clariant a leading company in the specialty chemicals sector."

Full-Year Outlook

The uncertain business climate - overshadowed by hurricane damage in the U.S. and sustained increases in the cost of raw materials, energy and transportation - is expected to continue affecting the short-term outlook. Nevertheless, higher costs will compel Clariant to raise prices to its customers over the coming months. As a result, Clariant should post modest full-year growth in sales in local currency terms and stable operating margins before exceptional items, around last year's levels.

Clariant expects to reduce its cost base by some CHF 300 million this year compared to 2004. All factors considered, the company anticipates higher net income in 2005.

"Despite a challenging climate, we will continue making excellent progress in creating a significantly more efficient company." Mr. Loesser said.

-end-

Financial Discussion Third Quarter

All statements and comparisons were done on continuing operations for the Third Quarter where possible; when this is not the case, it is noted.

Economic Environment

Economic growth continued the pattern seen in the Third Quarter of 2004, albeit at reduced levels, which dampened market conditions worldwide. Recovery in continental Europe continued, but at a slower pace. The Chinese economy, however, continued its strong growth. Geopolitical risks remained high, with natural disasters in particular putting pressure on commodity prices. Compared to the Third Quarter 2004, raw material prices on average were higher in the Third Quarter 2005, when oil and gas prices reached an all-time peak.

Compared to the average exchange rates of the first nine months 2004, major currencies such as the U.S. dollar, British pound, and the Japanese yen depreciated against the Swiss franc, whereas the Euro remained stable (details on page 27). In the third quarter, however, the currency valuations changed fundamentally: Compared to the average exchange rates of the Third Quarter 2004 nearly all currencies including the Euro, US Dollar and Japanese Yen appreciated against the Swiss franc.

Sales and Operating Result

Sales of the Group in the Third Quarter of 2005 were 1% higher in Swiss franc terms and 3% lower in local currency terms. The exchange rate development of major currencies against the Swiss franc positively impacted group sales continuing operations in the Third Quarter compared to the same period a year ago. This was a solid performance compared to a strong quarter in 2004, despite weaker economic conditions. The pricing climate continued to show improvements and with a few exceptions, all businesses were able to achieve price increases; Functional Chemicals and Masterbatches increased their prices above group average.

The Third Quarter of 2005 saw a decrease in the **gross margin** compared to the same period a year ago. Higher sales prices and improved benefits of the Performance Improvement Program (CPIP) could not offset approximately 7% higher raw material costs. The negative trend of higher raw material prices continued in this quarter.

Selling, general and administrative costs on a continuing basis were reduced both in absolute terms and by percentage of sales (19.5% from 21.0%). This improvement was also due to the ongoing implementation of the CPIP Program. This year some divisional sales costs previously reported under Administration and General Overhead Costs are shown as Marketing and Distribution Costs.

Research and development costs from continuing operations declined by CHF 3 million compared with the Third Quarter 2004. The combination of the Textile Dyes and Textile Chemical activities generated synergies in R&D activities, which could be exploited.

Restructuring expenses and impairments of CHF 64 million in the Third Quarter of 2005 included restructuring activities in Germany, France, UK and the U.S.

The book gain on disposals in the Third Quarter of CHF 28 million refers mainly to a gain related to the sale of the Clariant Acetyl Building Blocks (CABB) business from the Division Life Science Chemicals.

Financial expenses in the first nine months of 2005 were significantly reduced by CHF 126 million compared with the same period last year, to CHF 47 million. Exchange rate gains, mainly due to the strong US Dollar versus the Swiss Franc and related hedging activities were the main drivers for the reduction. Additionally the increased average liquidity as well as lower interest expenses resulting from the ongoing financial debt reduction further improved the financial result. Average gross financial debt was cut substantially to CHF 2.7 billion in the first nine months of 2005 from CHF 3.4 billion on September 30, 2004.

Tax expenses in the Third Quarter were positively influenced by a reduced proportion of profits generated in high-tax countries. Furthermore, foreign currency gains in low-tax countries contributed to a reduction of the tax rate. Stable operating performances combined with reduced losses helped significantly reduce tax expenses in the Third Quarter by 47% compared to a year ago.

Net income attributable to equity holders for the Third Quarter 2005 climbed by 68% to a level of CHF 74 million compared to CHF 44 million a year ago.

Balance Sheet Key Figures

The 2004 balance sheet was restated to reflect the changes from IFRS, which took effect January 1, 2005. Details of the resulting adjustments to the balance sheet and income statement are given in the notes to the condensed financial statements. All developments commented hereafter refer to the restated balance sheet.

Total assets decreased slightly from CHF 8.037 billion in December 2004 to CHF 8.029 billion at the end of September 2005 (CHF 8.355 billion on 30 June) as a result of contrary effects. There was a moderate increase in net working capital, which was influenced by seasonal effects, higher raw material prices and the weakening of the Swiss franc compared to most currencies in the reporting period. These effects were offset by the payback of financial debt.

Cash, cash equivalents and short-term financial liabilities decreased as the result of the repayment of a bond in the amount of CHF 201 million in March, a loan denominated in Japanese yen in the amount of CHF 78 million in June and another loan denominated in US dollars in the amount of CHF 286 million in July.

Equity was affected positively by currency trends during the reporting period, as the exchange rate differences recognized in equity amounted to CHF 140 million. This was the result of the Swiss franc weakening against most currencies in the first nine months of 2005. The increase in equity was offset in part by the repayment of the nominal value of share capital in the amount of CHF 58 million in June. As approved at the Annual General Meeting, instead of the payment of a cash dividend, a repayment of the nominal value of CHF 0.25 of each registered share by a nominal value reduction from CHF 5.00 to CHF 4.75 was made. Equity rose from CHF 2.279 billion at the end of 2004 to CHF 2.570 billion at the end of June 2005.

Net debt on September 30 rose to CHF 1.432 billion from CHF 1.331 billion on December 31, 2004, partly as a result of currency fluctuations, since financial debt denominated in the U.S. dollar, the Euro and the Japanese yen also reflects the strengthening of these currencies. On June 30, net debt stood at CHF 1.632 billion.

Gearing, which reflects net financial debt in relation to equity including minorities, decreased minimally to 56% from 58% at the end of December 2004, mainly as a result of the appreciation of major currencies against the Swiss franc. On June 30, gearing was still at 65%.

Cash Flow

Cash flow from operating activities before changes in working capital was CHF 118 million for the Third Quarter of 2005 compared with CHF 107 million for the Second Quarter and CHF 116 million for the same period in 2004. The operating cash flow before changes in working capital of the first nine months of 2005 was CHF 353 million compared to CHF 448 million for the first nine months of 2004. Lower growth, a bigger share of non-cash items in the net result and higher restructuring cash outflows contributed to this trend.

Working capital decreased by CHF 105 million during the Third Quarter of 2005, compared to a decrease of CHF 132 million for the same period of 2004. In the first nine months of 2005, working capital increased by CHF 158 million compared to a decrease of CHF 87 million for the same period of 2004. This development reflected the seasonal pattern and higher raw material prices.

Cash flow from operating activities was at CHF 223 million in the Third Quarter of 2005, compared with CHF 248 million for the same period a year earlier. For the first nine months of 2005, cash flow from operating activities was CHF 195 million compared to CHF 535 million for the same period a year earlier.

Capital expenditure decreased slightly to CHF 87 million for the Third Quarter compared to CHF 93 million reported a year before. For the first nine months of 2005, capital expenditure amounted to CHF 238 million compared to CHF 204 million for the first nine months of 2004.

Financing activities were highlighted by the repayment of a bond in the amount of CHF 201 million, a loan denominated in Japanese yen in the amount of CHF 78 million and a loan denominated in US Dollars in the amount of CHF 286 million. Additionally, CHF 58 million was paid to the shareholders in the form of a share capital reduction.

Business Discussion

The divisional information given below refers to continuing operations only. On September 30, 2004, Clariant sold the Business Unit Electronic Materials of the Life Science Chemicals Division. As a result, Electronic Materials is disclosed as discontinuing operations for 2004.

In 2004, the businesses of Lancaster Synthesis, part of the Life Science Chemicals Division as well as Clariant Polymers K.K., part of the Textile, Leather & Paper Division, were sold. In 2005, Clariant Acetyl Building Blocks (CABB), part of the Life Science Chemicals Division, was sold. Under IFRS, the aforementioned businesses did not qualify for reporting as discontinuing operations.

Textile, Leather & Paper Chemicals

Nine Months

in CHF millions	2005	% of sales	2004	% of sales	Change in % in CHF	in LC
Sales	**1'621**		1'672		-3%	-3%
EBITDA before exceptional items	**179**	11.0%	185	11.1%	-3%	-4%
Op. income bef. restructuring, disposals and amort. of goodwill	**126**	7.8%	131	7.8%	-4%	-5%
Operating income	**115**	7.1%	44	2.6%	-	-

Third Quarter

in CHF millions	2005	% of sales	2004	% of sales	Change in % in CHF	in LC
Sales	**560**		549		2%	-2%
EBITDA before exceptional items	**68**	12.1%	61	11.1%	11%	9%
Op. income bef. restructuring, disposals and amort. of goodwill	**51**	9.1%	41	7.5%	24%	20%
Operating income	**47**	8.4%	-6	-1.1%	-	-

See Definitions of Terms of Financial Measurements on page 13.

Price increases combined with lower volumes in the **Textile, Leather & Paper Chemicals Division** led to declining sales in local currency terms compared to the same period a year earlier. The EBITDA margin before exceptionals picked up, helped by one-time effects. Significant raw material price increases were partially passed on to customers and wide-ranging restructuring measures taken in recent months began showing positive results.

In the **Textile business,** sales in local currency were above previous years. An active replacement of commodity business by functional textiles supported the new strategic direction. New products in the area of dyeing auxiliaries, specialty dyes and finishing were launched successfully. The businesses with finishing products saw particularly strong demand. Asia, Latin America and emerging markets improved whereas Europe and North America saw declining sales, however in a lesser degree compared to previous quarters.

The overall global market for the **Leather business** was weaker compared to a strong 2004 but showed some positive trend in the Third Quarter. Compared to the same period last year volumes were still lower but it was possible to raise prices above last year's levels. The furniture upholstery market paused due to saturation. Nevertheless, first signs of recovery coming from Asia were in evidence.

Strong volumes for **Paper Chemicals** resulted in sales above last year's levels in all regions in the Third Quarter. Performance was particularly strong in Special Markets, North America and Asia. From an application point of view, the demand for optical brighteners experienced the strongest growth.

Pigments & Additives

Nine Months

in CHF millions	2005	% of sales	2004	% of sales	Change in % in CHF	in LC
Sales	**1'423**		1'406		1%	2%
EBITDA before exceptional items	**202**	14.2%	230	16.4%	-12%	-13%
Op. income bef. restructuring, disposals and amort. of goodwill	**149**	10.5%	178	12.7%	-16%	-16%
Operating income	**122**	8.6%	138	9.8%	-12%	-12%

Third Quarter

in CHF millions	2005	% of sales	2004	% of sales	Change in % in CHF	in LC
Sales	**468**		450		4%	2%
EBITDA before exceptional items	**69**	14.7%	71	15.8%	-3%	-5%
Op. income bef. restructuring, disposals and amort. of goodwill	**51**	10.9%	55	12.2%	-7%	-9%
Operating income	**39**	8.3%	47	10.4%	-17%	-21%

See Definitions of Terms of Financial Measurements on page 13.

The **Pigments & Additives Division** showed improved sales in local currency terms and in Swiss francs compared to a strong Third Quarter a year earlier. In a stable but challenging business environment the demand for colorants slowed down, whereas the demand for additives remained strong. The main cause of the lower margin was the effect of higher raw material prices, which could not be offset entirely by better volumes or price increases.

A difficult business environment, in particular in the automotive industry, led to weaker sales for the **Coatings business** compared with the same period a year ago. Continuously higher raw material costs forced the Division to raise prices for all products used for paints.

An increased demand in the Third Quarter for products for the **Plastics Industry** led to growth especially driven by additives. Price increases were limited across most of the business as price pressure on pigments from Chinese sources continued. The recently launched DPP Red Pigment showed successful first results in the market.

Printing Industry businesses lost volumes compared to 2004. Price pressure from Chinese competitors especially in packaging and special inks is expected to continue. Markets for Non-Impact Printing were stable.

The **Specialties Business** grew strongly compared to the same period a year earlier. The entire business was stable for the whole segment with good growth pattern for road construction and intermediates. Sales of the new flame retardant range Exolit® showed increasingly positive results.

Masterbatches

Nine Months

in CHF millions	2005	% of sales	2004	% of sales	Change in % in CHF	Change in % in LC
Sales	**866**		852		2%	1%
EBITDA before exceptional items	**90**	10.4%	107	12.6%	-16%	-17%
Op. income bef. restructuring, disposals and amort. of goodwill	**67**	7.7%	86	10.1%	-22%	-23%
Operating income	**60**	6.9%	77	9.0%	-22%	-23%

Third Quarter

in CHF millions	2005	% of sales	2004	% of sales	Change in % in CHF	Change in % in LC
Sales	**296**		282		5%	2%
EBITDA before exceptional items	**32**	10.8%	34	12.1%	-6%	-11%
Op. income bef. restructuring, disposals and amort. of goodwill	**25**	8.4%	27	9.6%	-7%	-10%
Operating income	**22**	7.4%	23	8.2%	-4%	-7%

See Definitions of Terms of Financial Measurements on page 13.

The **Masterbatches Division** showed sequential growth momentum in the Third Quarter resulting from improved demand for plastic products combined with higher finished goods prices. Overall, the division achieved sales growth in local currencies despite facing difficult market conditions in the automotive and synthetic fiber industries. For the nine months, growth continued across all **regions** with the exception of Latin America. Europe showed good growth overall with particularly strong results in the Eastern part of the continent. North America remained strong but growth was adversely impacted by a slowdown in the automotive industry and hurricane-related supply disruptions. Asia Pacific showed mixed results as various countries struggled to adjust to changing growth and currency situations. And finally, Latin America began growing again in the Third Quarter.

Raw material costs continued an upward trend and rising feedstock costs translated into higher plastic resin costs for the division and our customers. Pricing initiatives did not fully offset the raw material cost increases. The entire plastics industry value chain continues to be impacted by the volatility of petroleum-derived raw materials. This led to a lower operating margin because favorable cost and productivity improvement measures were unable to offset the higher input costs.

Functional Chemicals

Nine Months

in CHF millions	2005	% of sales	2004	% of sales	Change in % in CHF	Change in % in LC
Sales	**1'513**		1'464		3%	3%
EBITDA before exceptional items	**181**	12.0%	197	13.5%	-8%	-9%
Op. income bef. restructuring, disposals and amort. of goodwill	**144**	9.5%	159	10.9%	-9%	-10%
Operating income	**122**	8.1%	171	11.7%	-29%	-30%

Third Quarter

in CHF millions	2005	% of sales	2004	% of sales	Change in % in CHF	Change in % in LC
Sales	**487**		476		2%	-2%
EBITDA before exceptional items	**54**	11.1%	68	14.3%	-21%	-23%
Op. income bef. restructuring, disposals and amort. of goodwill	**41**	8.4%	55	11.6%	-25%	-26%
Operating income	**24**	4.9%	55	11.6%	-56%	-58%

See Definitions of Terms of Financial Measurements on page 13.

Price levels were maintained, but lower demand for products of the **Functional Chemicals Division** resulted in a decline in sales in local currency terms. The lower margin was due to higher raw material costs, only some of which could be passed on to the customers by better pricing of Clariant's products.

Further price increases for raw materials in the **Detergents business** were only partially passed on to the customer. Good demand and higher price levels for detergents on the global market resulted in solid growth. Further progress with major key accounts to develop Texcare® additives and low-temperature bleach was achieved.

The demand for **Performance Chemicals** compared with the same period a year ago continued at a high level. The strongest business growth was in evidence in Latin America, Europe and Asia due to increasing demand for Personal Care raw materials and Construction Chemicals. In the crop protection area business was somewhat weaker.

Process Chemicals sales were above last year's level, mainly due to strong demand in the Oilfield Chemicals business and Functional Fluids. The Metal Working and the Mining businesses developed well. On the negative side, weaker demand for ethylene glycol-based products was notified. An initial negative impact from the hurricanes in the U.S. to business towards the end of the Third Quarter was in evidence.

Life Science Chemicals

Nine Months

in CHF millions	**2005**	% of sales	**2004**	% of sales	Change in % in CHF	in LC
Sales	**671**		768		-13%	-12%
EBITDA before exceptional items	**45**	6.7%	35	4.6%	29%	30%
Op. income bef. restructuring, disposals and amort. of goodwill	**17**	2.5%	-7	-0.9%	-	-
Operating income	**24**	3.6%	85	11.1%	-72%	-72%

Third Quarter

in CHF millions	**2005**	% of sales	**2004**	% of sales	Change in % in CHF	in LC
Sales	**196**		240		-18%	-20%
EBITDA before exceptional items	**4**	2.0%	-7	-2.9%	-	-
Op. income bef. restructuring, disposals and amort. of goodwill	**-5**	-2.6%	-25	-10.4%	-	-
Operating income	**13**	6.6%	65	27.1%	-80%	-80%

See Definitions of Terms of Financial Measurements on page 13.

The two main businesses of the **Life Science Chemicals Division** performed similarly to the two prior quarters. The divisional result was lower due to the disposal of the CABB business on July 31 not qualifying as discontinuing operations under IFRS. Approximately CHF 30 million of the CHF 44 million sales losses were attributed to this distortion effect. Higher prices were not able to offset the loss in volume, resulting in declining sales in local currency terms. Higher raw material prices were passed on to customers only to a limited extent. Recent restructuring efforts started to show a positive impact, resulting in an improved operating margin before exceptionals.

Volumes were still affected by a product loss from 2004 leading to depressed sales in the **Pharmaceutical Fine Chemicals** business. New developments have been progressing well. Increasing signs of customers outsourcing their requirements and considering Clariant as a key partner were in evidence.

Good growth driven by a solid demand and higher prices for products was achieved in **Specialty Fine Chemicals**. Key products such as glyoxal, glyoxylic acid and side-chain chlorination products as precursors for agrochemicals performed well. Pressure on raw material costs eased somewhat for selected materials, while others were still in short supply at high cost. The agriculture market remained strong.

Regional Developments

Nine Months *in CHF millions*	2005	% of sales	2004	% of sales	% Change CHF	% Change LC
Europe	**3'100**	50.9%	3'146	51.1%	-1%	0%
of which Germany	*951*		*934*		*2%*	*2%*
Americas	**1'654**	27.1%	1'659	26.9%	0%	-2%
of which USA	*789*		*853*		*-8%*	*-5%*
Asia / Australia / Africa	**1'340**	22.0%	1'357	22.0%	-1%	1%
Total continuing operations	**6'094**	100%	**6'162**	100.0%	-1%	-1%
Discontinuing operations	0		388			
Total Group	**6'094**		**6'550**			

Third Quarter *in CHF millions*	2005	% of sales	2004	% of sales	% Change CHF	% Change LC
Europe	**961**	47.9%	974	48.8%	-1%	0%
of which Germany	294		*301*		*-2%*	*0%*
Americas	**584**	29.1%	562	28.1%	4%	-3%
of which USA	266		*273*		*-3%*	*-4%*
Asia / Australia / Africa	**462**	23.0%	461	23.1%	0%	1%
Total continuing operations	**2'007**	100.0%	**1'997**	100.0%	1%	-3%
Discontinuing operations	0		134			
Total Group	**2'007**		**2'131**			

Europe

In the Third Quarter of 2005, European sales accounted for 48% of total group turnover. Sales decreased by 1% in Swiss franc terms and remained flat in local currency terms.
In Germany sales decreased by 2% in local currency and remained flat in Swiss francs, whereas sales development in Eastern Europe remained positive.

Americas

Group companies' sales in the Americas contributed 29% of group turnover for the Third Quarter of 2005. Sales increased by 4% in Swiss franc terms and decreased by 3% in local currency terms. In the U.S., sales decreased by 3% in Swiss franc terms and by 4% in local currency terms, mainly due to adverse developments in the pharma and textile dyes sectors and also influenced by the negative impact of recent hurricane damages. Within Latin America, sales in Mexico increased strongly both in local currency and in Swiss franc terms, whereas Brazil showed a negative development mainly due to the stronger Brazilian real leading to increased competition from Asia.

Asia, Africa, Australia

In the Third Quarter of 2005, group companies' sales in Asia, Australia and Africa contributed 23% of group sales. Sales increased by 1% local currency and remained flat in Swiss franc terms. A positive sales development was noticeable particular in China, India, Pakistan and Indonesia.

Definition of Terms of Financial Measurements

The following financial measurements are supplementary financial indicators. They should be considered in addition to, not as a substitute for, operating income, net income, operating cash flow and other measures of financial performance and liquidity reported in accordance with International Financial Reporting Standards (IFRS).

EBITDA – (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation on fixed assets and amortization of goodwill and intangibles and can be reconciled from the Condensed Financial Statements as follows:

EBITDA	**Nine Months**		**Third Quarter**	
in CHF millions	**2005**	2004	**2005**	2004
Operating income	**332**	469	**109**	152
+ Depreciation of fixed assets	**202**	235	**68**	82
+ Impairment of goodwill and fixed assets	**15**	33	**2**	7
+ Amortization of intangibles	**9**	9	**2**	4
EBITDA	**558**	746	**181**	245

EBITDA before exceptional items – is calculated as EBITDA plus expenses for restructuring and impairment and gain/ loss on disposals

EBITDA before exceptional items	**Nine Months**		**Third Quarter**	
in CHF millions	**2005**	2004	**2005**	2004
EBITDA	**558**	746	**181**	245
+ Restructuring and Impairment	**123**	87	**64**	22
- Impairment of fixed assets (reported under Restructuring and impairment)	**-15**	-12	**-2**	-1
+/- Gain/ Loss on Disposals	**-28**	-61	**-28**	-51
EBITDA before exceptional items	**638**	760	**215**	215

Operating income before exceptional items and amortization of goodwill – is calculated as operating income before restructuring and disposals plus amortization of goodwill and can be reconciled from the Condensed Financial Statements as follows:

Operating income before exceptional items and amortization of goodwill	**Nine Months**		**Third Quarter**	
in CHF millions	**2005**	2004	**2005**	2004
Operating income	**332**	469	**109**	152
+ Restructuring and Impairment	**123**	87	**64**	22
+/- Gain/ Loss on Disposals	**-28**	-61	**-28**	-51
+ Amortization of Goodwill	**0**	22	**0**	7
Operating income before exceptional items and amortization of goodwill	**427**	517	**145**	130

EBITDA margin – is EBITDA expressed as a percentage of Third party sales

Operating margin – is operating income expressed as percentage of Third party sales.

Net debt – is the sum of current and non-current financial debt less cash and cash equivalents and short-term deposits (CHF 20 million at September 30, 2005 and CHF 400 million the year before) reported in other current assets.

Condensed Financial Statement of the Clariant Group at September 30, 2005
unaudited, all amounts in CHF millions

Condensed Income Statements

	Nine Months				Third Quarter			
in CHF millions	**2005**	% of sales	2004	% of sales	**2005**	% of sales	2004	% of sales
Sales	6'094	100.0%	6'550	100.0%	2'007	100.0%	2'131	100.0%
Costs of goods sold	-4'263	70.0%	-4'444	67.8%	-1'428	71.2%	-1'484	69.6%
Gross profit	**1'831**	30.0%	2'106	32.2%	**579**	28.8%	**647**	30.4%
Marketing and distribution	-970	15.9%	-960	14.7%	-322	16.0%	-316	14.8%
Administration & general overhead cost	-296	4.9%	-431	6.6%	-70	3.5%	-133	6.2%
Research and development	-159	2.6%	-215	3.3%	-53	2.6%	-70	3.3%
Income from associated companies	21	0.3%	17	0.3%	11	0.5%	2	0.1%
Gain/ Loss on Disposal	28	0.5%	61	0.9%	28	1.4%	51	2.4%
Restructuring and impairment	-123	2.0%	-87	1.3%	-64	3.2%	-22	1.0%
Amortization of goodwill			-22	0.3%			-7	0.3%
Operating income	**332**	5.4%	469	7.2%	**109**	5.4%	**152**	7.1%
Finance costs - net [1]	-47	0.8%	-173	2.6%	-16	0.8%	-75	3.5%
Income before taxes and minority interests	**285**	4.7%	296	4.5%	**93**	4.6%	**77**	3.6%
Taxes	-63	1.0%	-120	1.8%	-17	0.8%	-32	1.5%
Net income	**222**		**176**		**76**		**45**	
Attributable to:								
Equity holders of the company	216		170		74		44	
Minority interests	6		6		2		1	
Net income	**222**	3.6%	**176**	2.7%	**76**	3.8%	**45**	2.1%
Earnings per share for profit attributable to the equity holders of the company for the period:								
Basic earnings per share (in CHF) [2]	**0.95**		0.83		0.33		0.18	
Diluted earnings per share (in CHF) [2]	**0.95**		0.83		0.33		0.18	

[1] currency impact YTD 2005 of CHF +47 mn vs YTD Sept 2004 of CHF -43 mn.
[2] calculated with average numbers of shares outstanding (prior year figures adjusted for capital increase with adjustment factor 1.15)

Condensed Divisional Figures

Sales of Divisions to 3rd parties	Nine Months				Third Quarter			
	2005	**2004**	Change in %		**2005**	**2004**	Change in %	
in CHF millions			in CHF	in LC			in CHF	in LC
Textile, Leather, Paper	1'621	1'672	-3%	-3%	560	549	2%	-2%
Pigments & Additives	1'423	1'406	1%	2%	468	450	4%	2%
Masterbatches	866	852	2%	1%	296	282	5%	2%
Functional Chemicals	1'513	1'464	3%	3%	487	476	2%	-2%
Life Science Chemicals	671	768	-13%	-12%	196	240	-18%	-20%
Divisions Total	**6'094**	**6'162**			**2'007**	**1'997**		
Corporate	0	0			0	0		
Total continuing	**6'094**	**6'162**	-1%	-1%	**2'007**	**1'997**	1%	-3%
Discontinuing operations	0	388			0	134		
Total	**6'094**	**6'550**			**2'007**	**2'131**		

EBITDA*								
	2005	**2004**	Change in %		**2005**	**2004**	Change in %	
in CHF millions			in CHF	in LC			in CHF	in LC
Textile, Leather, Paper	168	114	47%	46%	64	19	-	-
Pigments & Additives	181	203	-11%	-11%	57	68	-16%	-19%
Masterbatches	82	101	-19%	-19%	28	30	-7%	-7%
Functional Chemicals	161	209	-23%	-24%	39	68	-43%	-46%
Life Science Chemicals	59	129	-54%	-54%	23	81	-72%	-73%
Divisions Total	**651**	**756**			**211**	**266**		
Corporate	-93	-73			-30	-40		
Total continuing	**558**	**683**	-18%	-18%	**181**	**226**	-20%	-22%
Discontinuing operations	0	63			0	19		
Total	**558**	**746**			**181**	**245**		

Operating income*								
	2005	**2004**	Change in %		**2005**	**2004**	Change in %	
in CHF millions			in CHF	in LC			in CHF	in LC
Textile, Leather, Paper	115	44	-	-	47	-6	-	-
Pigments & Additives	122	138	-12%	-12%	39	47	-17%	-21%
Masterbatches	60	77	-22%	-23%	22	23	-4%	-7%
Functional Chemicals	122	171	-29%	-30%	24	55	-56%	-58%
Life Science Chemicals	24	85	-72%	-72%	13	65	-80%	-80%
Divisions Total	**443**	**515**			**145**	**184**		
Corporate	-111	-88			-36	-43		
Total continuing	**332**	**427**	-22%	-22%	**109**	**141**	-23%	-25%
Discontinuing operations	0	42			0	11		
Total	**332**	**469**			**109**	**152**		

On September 30, 2004, Clariant sold the business unit Electronic Materials, belonging to the LSC division, to The Carlyle Group. As a consequence, Electronic Materials is disclosed as Discontinuing Operations for 2004.
* See Definitions of Terms of Financial Measurements on page 13.

Condensed Divisional Figures

EBITDA margin*	Nine Months				Third Quarter			
	2005	% of	**2004**	% of	**2005**	% of	**2004**	% of
in CHF millions		sales		sales		sales		sales
Textile, Leather, Paper	168	10.4%	114	6.8%	64	11.4%	19	3.5%
Pigments & Additives	181	12.7%	203	14.4%	57	12.2%	68	15.1%
Masterbatches	82	9.5%	101	11.9%	28	9.5%	30	10.6%
Functional Chemicals	161	10.6%	209	14.3%	39	8.0%	68	14.3%
Life Science Chemicals	59	8.8%	129	16.8%	23	11.7%	81	33.8%
Divisions Total	**651**		**756**		**211**		**266**	
Corporate	-93		-73		-30		-40	
Total continuing	**558**	9.2%	**683**	11.1%	**181**	9.0%	**226**	11.3%
Discontinuing operations	0		63		0		19	
Total	**558**		**746**		**181**		**245**	

Operating income margin*								
	2005	% of	**2004**	% of	**2005**	% of	**2004**	% of
in CHF millions		sales		sales		sales		sales
Textile, Leather, Paper	115	7.1%	44	2.6%	47	8.4%	-6	-1.1%
Pigments & Additives	122	8.6%	138	9.8%	39	8.3%	47	10.4%
Masterbatches	60	6.9%	77	9.0%	22	7.4%	23	8.2%
Functional Chemicals	122	8.1%	171	11.7%	24	4.9%	55	11.6%
Life Science Chemicals	24	3.6%	85	11.1%	13	6.6%	65	27.1%
Divisions Total	**443**		**515**		**145**		**184**	
Corporate	-111		-88		-36		-43	
Total continuing	**332**	5.4%	**427**	6.9%	**109**	5.4%	**141**	7.1%
Discontinuing operations	0		42		0		11	
Total	**332**		**469**		**109**		**152**	

On September 30, 2004, Clariant sold the business unit Electronic Materials, belonging to the LSC division, to The Carlyle Group. As a consequence, Electronic Materials is disclosed as Discontinuing Operations for 2004.
* See Definitions of Terms of Financial Measurements on page 13.

Condensed Statement of Sales by Regions

Allocated by region of-party's sales destination

Nine Months	**2005**	% of sales	**2004**	% of sales	**% Change** CHF	LC
in CHF millions						
Europe	**3'100**	50.9%	3'146	51.1%	-1%	0%
of which Germany	*951*		*934*		*2%*	*2%*
Americas	**1'654**	27.1%	1'659	26.9%	0%	-2%
of which USA	*789*		*853*		*-8%*	*-5%*
Asia / Australia / Africa	**1'340**	22.0%	1'357	22.0%	-1%	1%
Total continuing operations	**6'094**	100%	**6'162**	100.0%	-1%	-1%
Discontinuing operations	0		388			
Total Group	**6'094**		**6'550**			

Third Quarter	**2005**	% of sales	**2004**	% of sales	**% Change** CHF	LC
in CHF millions						
Europe	**961**	47.9%	974	48.8%	-1%	0%
of which Germany	294		*301*		*-2%*	*0%*
Americas	**584**	29.1%	562	28.1%	4%	-3%
of which USA	266		*273*		*-3%*	*-4%*
Asia / Australia / Africa	**462**	23.0%	461	23.1%	0%	1%
Total continuing operations	**2'007**	100.0%	**1'997**	100.0%	1%	-3%
Discontinuing operations	0		134			
Total Group	**2'007**		**2'131**			

On September 30, 2004, Clariant sold the business unit Electronic Materials, belonging to the LSC division, to The Carlyle Group. As a consequence, Electronic Materials is disclosed as Discontinuing Operations for 2004.

Condensed Balance Sheets (unaudited)

in CHF millions	30.9.2005	% of assets	31.12.2004 Restated	% of assets
Assets				
Non-current assets				
Tangible fixed assets	2'608		2'440	
Intangible assets	416		405	
Investments in associated companies	229		226	
Financial and other non-current assets	104		96	
Deferred tax assets	267		270	
Total Non-current assets	**3'624**	45.1%	**3'437**	42.8%
Current assets				
Inventories	1'581		1'325	
Trade accounts receivable	1'402		1'374	
Other current assets [1]	451		424	
Cash and cash equivalents	970		1'477	
Total Current assets	**4'404**	54.9%	**4'600**	57.2%
Non-current assets classified as held for sale	**1**	0.0%	**0**	0.0%
Total Assets	**8'029**	100.0%	**8'037**	100.0%
Equity & Liabilities				
Equity				
Share capital	1'093		1'151	
Treasury shares (par value)	-17		-16	
Reserves	659		529	
Retained earnings	781		559	
Minority interests	54		56	
Total Equity	**2'570**	32.0%	**2'279**	28.4%
Liabilities				
Non-current liabilities				
Financial debts	1'602		1'723	
Deferred tax liabilities	387		382	
Provisions for non-current liabilities	889		798	
Total Non-current liabilities	**2'878**	35.9%	**2'903**	36.1%
Current liabilities				
Trade and other accounts payable	1'217		1'165	
Financial debts	820		1'172	
Taxes payable	156		153	
Provisions for current liabilities	388		365	
Total Current liabilities	**2'581**	32.1%	**2'855**	35.5%
Liabilities directly associated with non-current assets classified as held for sale	**0**	0.0%	**0**	0.0%
Total Liabilities	**5'459**	68.0%	**5'758**	71.6%
Total Equity & Liabilities	**8'029**	100.0%	**8'037**	100.0%

[1] Thereof CHF 20 million in short-term deposits (2004 CHF 87 million)

Condensed Cash Flow Statements (unaudited)

in CHF millions	Nine Months 2005	Nine Months 2004 Restated	Third Quarter 2005	Third Quarter 2004 Restated
Net income (including minorities)	**222**	176	**76**	45
Depreciation of fixed assets	**202**	235	**68**	82
Impairment of goodwill and fixed assets	**15**	33	**2**	7
Amortization of intangible assets	**9**	8	**2**	3
Changes in non-current liabilities	**137**	270	**57**	122
Interest paid	**-88**	-95	**-33**	-34
Income tax paid	**-61**	-96	**-24**	-35
Bookgain on disposals (bef. Recycled FX variances and taxes)	**-28**	-61	**-28**	-51
Other non cash items	**-55**	-22	**-2**	-23
Operating Cash Flow before changes in working capital	**353**	448	**118**	116
Change in inventories	**-181**	-48	**-24**	-25
Change in trade account receivables	**39**	-50	**89**	68
Change in trade account payables	**-66**	36	**-38**	32
Change in other current assets and liabilities [1]	**50**	149	**78**	57
Operating Cash Flow	**195**	535	**223**	248
Investments in tangible fixed assets	**-238**	-204	**-87**	-93
Investments in intangible assets	**-3**	-7	**-1**	-1
Investments in financial fixed assets	**-2**	0	**-2**	0
Sale of tangible and intangible assets	**9**	11	**2**	5
Acquisitions of companies, businesses and participations	**-34**	-24	**-23**	-24
Proceeds from the sale of discont. operations, subsidaries, associated companies	**52**	418	**47**	408
Dividends received	**24**	31	**2**	2
Interest received [1]	**28**	17	**9**	9
Total Cash Flow from investing activities	**-164**	242	**-53**	306
Increase/decrease of share capital	**-58**	875	**0**	1
Treasury share transactions	**-9**	2	**1**	-3
Changes in current and non-current financial debt and current deposits	**-482**	-1434	**-292**	-552
Dividends paid to third parties	**-4**	-36	**-2**	-3
Total Cash Flow from financing activities	**-553**	-593	**-293**	-557
Currency translation effect on cash and cash equivalents	**15**	1	**1**	0
Net change in cash & cash equivalents	-507	185	-122	-3
Cash and cash equivalents at the beginning of the period	**1477**	929	**1092**	1117
Cash and cash equivalents at the end of period	**970**	1114	**970**	1114

[1] Restated for Second Quarter 2005; details in note 4

Condensed statement of changes in equity (unaudited) **

CHF mn

	Total share capital	Treasury shares (par value)	Reserves Share premium reserves	Hedging reserves	Cumulative translation reserves	Total	Retained earnings	Minorities	Total equity
Balance 31 December 2003	**767**	**-18**	**274**	**-8**	**-243**	**23**	**404**	**64**	**1'240**
Correction of errors and changes in accounting policy						0	13		13
Restated balance 31 December 2003	767	-18	274	-8	-243	23	417	64	1'253
Net income recognized directly in equity					**48**	**48**	**1**	**-6**	**43**
Net Income						0	170	6	176
Total recognized income and expense for the period	0	0	0	0	48	48	171	0	219
Dividends to third parties						0	-30	-3	-33
Increase/decrease of share capital	384		491			491			875
Treasury share transactions and share based payments		-1				0	9		8
Balance 30 September 2004	**1'151**	**-19**	**765**	**-8**	**-195**	**562**	**567**	**61**	**2'322**
Balance 31 December 2004	**1'151**	**-16**	**767**	**-5**	**-233**	**529**	**529**	**56**	**2'249**
Changes in accounting policy						0	30		30
Restated balance 31 December 2004	**1'151**	**-16**	**767**	**-5**	**-233**	**529**	**559**	**56**	**2'279**
Net income recognized directly in equity	0	0	0	0	130	130	0	10	140
Net Income						0	216	6	222
Total recognized income and expense for the period	0	0	0	0	130	130	216	16	362
Dividends to third parties						0		-4	-4
Increase/decrease of share capital	-58					0	14	-14	-58
Treasury share transactions and share based payments		-1				0	-8		-9
Balance 30 September 2005	**1'093**	**-17**	**767**	**-5**	**-103**	**659**	**781**	**54**	**2'570**

Condensed Earnings Per Share Data

Nine Months	2005	2004
Number of shares outstanding at 30.09.05 and 30.09.04 respectively	**230'160'000**	230'160'000
Weighted average, number of shares outstanding	**226'748'868**	204'781'640 *
Weighted average, diluted number of shares outstanding	**227'904'902**	206'131'214 *
Basic earnings per share (in CHF)*	**0.95**	0.83
Diluted earnings per share (in CHF)*	**0.95**	0.83

* Restated for impact of capital increase in April 2004 (dilution factor is 1.15)
** Restated for Second Quarter 2005, details in the note 4

Condensed Financial Statements (unaudited)

1. **Basis of preparation of financial statements**
These financial statements are the interim condensed financial statements of Clariant Ltd (hereafter "the interim financial statements"), a company registered in Switzerland, and its subsidiaries for the nine-month period ended on 30 September, 2005 (hereafter "the Group"). They are prepared in accordance with the International Accounting Standard 34 (IAS 34 "Interim Financial Reporting") and were approved on November 2, 2005 by the Board of Directors. These interim financial statements should be read in conjunction with the Consolidated Financial Statements for the year ended 31 December 2004 (hereafter "the annual financial statements") as they provide an update of previously reported information.

   The accounting policies used are consistent with those used in the annual financial statements. Where necessary, the comparatives have been reclassified or extended from the previously reported interim results to take into account any presentational changes made in the annual financial statements or in these interim financial statements.

   The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.

2. **Seasonality of Operations**
The Group operates in industries where significant seasonal or cyclical variations in total sales are not experienced during the financial year.

3. **Adoption of new and improved International Financial Reporting Standards**
On 1 January 2005 a number of new and improved International Financial Reporting Standards became effective. This led to a number of reclassifications in the financial statement of the Group, the effects of which were the following on the balance sheet of 31 December 2004

   IFRS 2, Share-based payment
The adoption of IFRS 2, Share-based payment has resulted in a change in the accounting policy for share-based payments. Until 31 December 2004 accruals for share-based payments were recorded as an expense in the income statement and a provision in the balance sheet. No expense was recognized for the provision of share options. The adoption of IFRS 2 led to the reclassification of CHF 39 million from provisions to equity and of CHF 9 million from deferred tax assets to equity, resulting in a total impact on equity of CHF 30 million as at 31 December 2004. Of this amount CHF 22 million refers to reporting periods up to 31 December 2003 and CHF 8 million to 2004. Of the latter amount CHF 6 million are reported in the condensed Statement of Changes in Equity for the First Nine Months 2004 on a pro rata basis.

   The adoption of IFRS 2 had an impact on the income statement of less than CHF 1 million in the First Nine Months 2004 and an impact of approximately CHF 6 million in the First Nine Months 2005.

IFRS 3, Business Combinations
The adoption of IFRS 3, IAS 36 (revised) and IAS 38 (revised) resulted in a change in the accounting policy for goodwill. Until 31 December 2004 goodwill was:

- Amortized on a straight line basis over a period ranging from ten to 20 years; and
- Assessed for an indication of impairment at each balance sheet date.

In accordance with IFRS 3:

- The group ceased amortization of goodwill from 1 January 2005;
- Accumulated amortization as at 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill;
- From the year ended 31 December 2005 onwards, goodwill is tested annually for impairment, as well as when there are indications of impairment.
- Amortization of goodwill amounted to CHF 22 million for the First Nine Months of 2004.

IAS 39, Financial Instruments (revised)
The modification of IAS 39 also comprised a clearer focus with regard to the criteria for de-recognition of financial instruments on the balance sheet. In view of the new guidance to this point it was decided that the recognition in the balance sheet of trade receivables securitized in the US and Germany in ABS programs would give a clearer picture of the financial situation of the Group. This led to an increase of trade receivables and short-term financial debts of CHF 241 million in the balance sheet as at 31 December 2004.

IAS 21, The Effects of Changes in Foreign Exchange Rates (revised)
IAS 21 (revised 2003), which became effective as of 1 January 2005 allows exchange rate differences arising on monetary items that form part of a reporting entity's net investment in a foreign operation to be recorded in equity only if resulting from transactions between the reporting entity and the foreign operation, and are denominated in the functional currency of either the reporting entity or the foreign operation. This represents a more stringent requirement than the one included in the prior version of IAS 21. In the June 2005 discussion of the IASB, it was decided to amend IAS 21 (revised 2003) to allow monetary items to be expressed in a third currency, as well as permit monetary items transacted with other members of the consolidated group to be also considered as being of an equity nature when meeting the requirements for classification as investment. This amendment is expected to be implemented prior to the end of 2005. The company has therefore not amended its financial statements to reflect the above-mentioned changes introduced by IAS 21 (revised 2003) in its interim financial statements, as any such amendment is likely to require reversal in the annual financial statements. The effect of any such change of policy would have been a reduction of the cumulative translation reserve (CTA) balance and a corresponding decrease in finance costs for the reporting period and the same period of the preceding year.

IAS 1, Presentation of Financial Statements (revised)
The revised IAS 1 requires that minority interests are included in equity. The adoption of this requirement resulted in the reclassification of CHF 56 million to equity in the balance sheet as at 31 December 2004.
In addition to this IAS 1 (revised) now requires that net income in the income statement comprise the minority shares in the net income as well. As a consequence of this the line Net Income in the cash flow statement now also includes the minority share of the net income.

4. **IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors**
During the Third Quarter of 2005 it became evident that a change in the Group structure had not been accounted for correctly from a tax point of view in 2002. A tax exemption which was considered to be of a permanent nature proved to be temporary only. As a result an additional CHF 9 million should have been reported as a deferred tax liability. In accordance with IAS 8 the correction was posted in the earliest period presented and as such is included in the correction of the opening amount of equity on 1 January 2004.
In June 2005 the Cash Flow Statement position "Interest received" was reported as CHF 15 million too high, the Cash Flow Statement position "Change in other short-term assets and

liabilities" was reported as CHF 15 million too low. The error is corrected in the Cash Flow Statement of the first nine months 2005.

5. **Repayments of debt**
During the reporting period a bond in the amount CHF 201 million, a bank loan denominated in Japanese yen in the amount of CHF 78 million and a bank loan in denominated in US dollars in the amount of CHF 286 million were paid back.

6. **Non-current assets held for sale**
On 1 January 2005 IFRS 5, Non-current Assets held for sale and Discontinued Operations became effective. The standard requires that non-current assets and associated liabilities are to be reported separately in the balance sheet, if it is Management's intention to sell them and if a sale is probable in the next twelve months. In accordance with this requirement assets held in the UK in the amount of CHF 1 million are reported as held-for-sale in the balance sheet of 30 September 2005. In June 2005 additional assets in the amount of CHF 55 million and the directly related liabilities in the amount of CHF 28 million were reported as assets held-for-sale in the balance sheet. These assets have been sold in the meantime, resulting in a gain of CHF 28 million.

7. **Restructuring and Impairment**
During the reporting period, the Clariant Group recorded expenses for restructuring and impairment in the amount of CHF 123 million. This concerned a number of projects mainly in Switzerland, Germany, France and the UK where personnel levels are being further reduced and fixed assets that were made redundant were written off.

8. **Nominal Value Reduction**
On April 7, 2005 the ordinary General Meeting of shareholders approved the repayment of CHF 0.25 of the nominal value of each registered share, resulting in the reduction of the nominal value from CHF 5 to CHF 4.75 per registered share. The approved pay out took place on June 23, 2005 and reduced the share capital by CHF 57 540 000.

9. Recurring Divisional Figures

Sales of Divisions to 3rd parties

	Nine Months				Third Quarter			
	2005	**2004**	Change in %		**2005**	**2004**	Change in %	
in CHF millions			in CHF	in LC			in CHF	in LC
Textile, Leather, Paper	1'621	1'672	-3%	-3%	560	549	2%	-2%
Pigments & Additives	1'423	1'406	1%	2%	468	450	4%	2%
Masterbatches	866	852	2%	1%	296	282	5%	2%
Functional Chemicals	1'513	1'464	3%	3%	487	476	2%	-2%
Life Science Chemicals	671	768	-13%	-12%	196	240	-18%	-20%
Divisions Total	**6'094**	**6'162**			**2'007**	**1'997**		
Corporate	0	0			0	0		
Total continuing	**6'094**	**6'162**	-1%	-1%	**2'007**	**1'997**	1%	-3%
Discontinuing operations	0	388			0	134		
Total	**6'094**	**6'550**			**2'007**	**2'131**		

EBITDA before exceptionals

	2005	**2004**	Change in %		**2005**	**2004**	Change in %	
in CHF millions			in CHF	in LC			in CHF	in LC
Textile, Leather, Paper	179	185	-3%	-4%	68	61	11%	9%
Pigments & Additives	202	230	-12%	-13%	69	71	-3%	-5%
Masterbatches	90	107	-16%	-17%	32	34	-6%	-11%
Functional Chemicals	181	197	-8%	-9%	54	68	-21%	-23%
Life Science Chemicals	45	35	29%	30%	4	-7	-	-
Divisions Total	**697**	**754**			**227**	**227**		
Corporate	-59	-57			-12	-31		
Total continuing	**638**	**697**	-8%	-8%	**215**	**196**	10%	7%
Discontinuing operations	0	63			0	19		
Total	**638**	**760**			**215**	**215**		

Operating income before exceptionals

	2005	**2004**	Change in %		**2005**	**2004**	Change in %	
in CHF millions			in CHF	in LC			in CHF	in LC
Textile, Leather, Paper	126	131	-4%	-5%	51	41	24%	20%
Pigments & Additives	149	178	-16%	-16%	51	55	-7%	-9%
Masterbatches	67	86	-22%	-23%	25	27	-7%	-10%
Functional Chemicals	144	159	-9%	-10%	41	55	-25%	-26%
Life Science Chemicals	17	-7	-	-	-5	-25	-	-
Divisions Total	**503**	**547**			**163**	**153**		
Corporate	-76	-72			-18	-34		
Total continuing	**427**	**475**	-10%	-10%	**145**	**119**	22%	19%
Discontinuing operations	0	42			0	11		
Total	**427**	**517**			**145**	**130**		

10. Recurring Divisional Margins

Sales of Divisions to 3rd parties

	Nine Months				Third Quarter			
	2005	%	**2004**	%	**2005**	% of sales	**2004**	% of sales
in CHF millions								
Textile, Leather, Paper	1'621	26.6%	1'672	27.1%	560	27.9%	549	27.5%
Pigments & Additives	1'423	23.4%	1'406	22.8%	468	23.3%	450	22.5%
Masterbatches	866	14.2%	852	13.8%	296	14.8%	282	14.1%
Functional Chemicals	1'513	24.8%	1'464	23.8%	487	24.3%	476	23.8%
Life Science Chemicals	671	11.0%	768	12.4%	196	9.8%	240	12.0%
Divisions Total	**6'094**	100.0%	**6'162**	100.0%	**2'007**	100.0%	**1'997**	100.0%
Corporate	0		0		0		0	
Total continuing	**6'094**		**6'162**		**2'007**		**1'997**	
Discontinuing operations	0		388		0		134	
Total	**6'094**		**6'550**		**2'007**		**2'131**	

EBITDA before exceptionals

	2005	% of sales	**2004**	% of sales	**2005**	% of sales	**2004**	% of sales
in CHF millions								
Textile, Leather, Paper	179	11.0%	185	11.1%	68	12.1%	61	11.1%
Pigments & Additives	202	14.2%	230	16.4%	69	14.7%	71	15.8%
Masterbatches	90	10.4%	107	12.6%	32	10.8%	34	12.1%
Functional Chemicals	181	12.0%	197	13.5%	54	11.1%	68	14.3%
Life Science Chemicals	45	6.7%	35	4.6%	4	2.0%	-7	-2.9%
Divisions Total	**697**		**754**		**227**		**227**	
Corporate	-59		-57		-12		-31	
Total continuing	**638**	10.5%	**697**	11.3%	**215**	10.7%	**196**	9.8%
Discontinuing operations	0		63		0		19	
Total	**638**		**760**		**215**		**215**	

Operating income before exceptionals

	2005	% of sales	**2004**	% of sales	**2005**	% of sales	**2004**	% of sales
in CHF millions								
Textile, Leather, Paper	126	7.8%	131	7.8%	51	9.1%	41	7.5%
Pigments & Additives	149	10.5%	178	12.7%	51	10.9%	55	12.2%
Masterbatches	67	7.7%	86	10.1%	25	8.4%	27	9.6%
Functional Chemicals	144	9.5%	159	10.9%	41	8.4%	55	11.6%
Life Science and Electronic Materials	17	2.5%	-7	-0.9%	-5	-2.6%	-25	-10.4%
Divisions Total	**503**		**547**		**163**		**153**	
Corporate	-76		-72		-18		-34	
Total continuing	**427**	7.0%	**475**	7.7%	**145**	7.2%	**119**	6.0%
Discontinuing operations	0		42		0		11	
Total	**427**		**517**		**145**		**130**	

Systematic depreciation on tangible fixed assets

	2005	% of sales	**2004**	% of sales	**2005**	% of sales	**2004**	% of sales
in CHF millions								
Textile, Leather, Paper	53	3.3%	54	3.2%	17	3.0%	20	3.6%
Pigments & Additives	53	3.7%	53	3.8%	18	3.8%	17	3.8%
Masterbatches	22	2.5%	21	2.5%	7	2.4%	8	2.8%
Functional Chemicals	36	2.4%	38	2.6%	12	2.5%	13	2.7%
Life Science and Electronic Materials	28	4.2%	41	5.3%	9	4.6%	17	7.1%
Divisions Total	**192**		**207**		**63**		**75**	
Corporate	10		9		5		1	
Total continuing	**202**	3.3%	**216**	3.5%	**68**	3.4%	**76**	3.8%

11. Rates

Rates used to translate the consolidated balance sheets (closing rate)	**30.9.2005**	31.12.2004	% Change
1 USD	**1.29**	1.13	14%
1 EUR	**1.56**	1.54	1%
1 GBP	**2.28**	2.18	5%
100 JPY	**1.14**	1.10	4%

Average sales-weighted rates used to translate the income statements and consolidated statements of cash flow	**Nine months 2005**	Nine months 2004	% Change
1 USD	**1.23**	1.26	-2%
1 EUR	**1.55**	1.55	0%
1 GBP	**2.26**	2.30	-2%
100 JPY	**1.14**	1.16	-2%

CALENDAR OF CORPORATE EVENTS

February 28, 2006	Full Year 2005 Results
April 7, 2006	Annual General Meeting
May 9, 2006	First Quarter 2006 Results
August 2, 2006	Half Year 2006 Results
November 7, 2006	Nine Month 2006 Results

YOUR CLARIANT CONTACTS

Investor Relations	Fax	+41 61 469 67 67
Holger Schimanke	Tel.	+41 61 469 67 45
Fabian Hildbrand	Tel.	+41 61 469 67 49
	Tel.	+41 61 469 67 48

Media Relations	Fax	+41 61 469 69 99
Walter Vaterlaus	Tel.	+41 61 469 61 58
Rainer Weihofen	Tel.	+41 61 469 67 42

Clariant – Exactly your chemistry.

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs about 24,000 people. Headquartered in Muttenz near Basel, it generated sales of around CHF 8.5 billion in 2004.

Clariant's businesses are organized in five divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Functional Chemicals, Life Science Chemicals and Masterbatches.

Clariant is committed to sustainable growth springing from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or else add value to their end products. The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.

www.clariant.com

Clariant – The Way Forward

Nine Month Results
November 8, 2005

Clariant

Exactly your chemistry.

Clariant

Exactly your chemistry.

Agenda

Key Factors – Nine Months 2005

Financial Review

Business Review

Outlook

Clariant

Exactly your chemistry.

Key Factors
Nine Months 2005

Financial Review

Business Review

Outlook

Positive results for first nine months 2005

- Price increases achieved across nearly all businesses
- Sales up 1% in both Swiss franc and local currency terms compared to a strong nine months 2004*
- High raw material costs continue to reduce margins
- Net income rises 37% to CHF 222 million, from CHF 162 million
- Transformation Program delivering strong cost reductions
- Operating margin at 7.2% up from 7.0% in Q3**
- Operating cash flow up strongly in Q3, to CHF 195 million

*on a comparable basis ** before exceptional items and amortization of goodwill

Clariant

Exactly your chemistry.

Key Factors Nine Months 2005

Financial Review

Business Review

Outlook

Key financial group figures – Nine months 2005

Nine months 2005 in mn CHF	2005	% of Sales	[redacted]	Change in % CHF	Change in % LC
Sales	6,094		[redacted]	1	1
Gross profit	1,831	30.0%	[redacted]	-7	-7
EBITDA	558	9.2%	[redacted]	-19	-19
EBITDA before exceptional items	638	10.5%	[redacted]	-9	-9
Operating income before exceptional items and amortization of goodwill	427	7.0%	[redacted]	-14	-13
Operating income	332	5.4%	[redacted]	-25	-25
Net income	222	3.6%	[redacted]		

as per	Sep 05	Dec 04	Sep 04
Net debt	1,432	1,331	1,577
Equity	2,570	2,279	2,322

* The numbers for 2004 are like-for-like to account for the disposals of business activities in 2004 and 2005. Disposals in 2004: Electronic Materials and Lancaster Synthesis Ltd, UK and USA (both of the Life Science Chemicals Division), and Clariant Polymers, Japan, (of the Textile, Leather & Paper Chemicals Division). All activities were sold effective as per the end of 2004. Disposal in 2005: Clariant Acetyl Building Blocks, Germany, (of the Life Science Chemicals Division) was sold effective in July 2005.

Clariant

Exactly your chemistry.

Key Factors
Nine Months 2005

Financial Review

Business Review

Outlook

Key financial group figures – Third quarter 2005

Third quarter 2005 in mn CHF	2005	% of Sales	[redacted]	Change in % CHF	Change in % LC
Sales	2,007		[redacted]	3	0
Gross profit	579	28.8%	[redacted]	-6	-9
EBITDA	181	9.0%	[redacted]	-22	-24
EBITDA before exceptional items	215	10.7%	[redacted]	9	6
Operating income before exceptional items and amortization of goodwill	145	7.2%	[redacted]	7	4
Operating income	109	5.4%	[redacted]	-29	-31
Net income (loss)	76	3.8%	[redacted]		

* The numbers for 2004 are like-for-like to account for the disposals of business activities in 2004 and 2005. Disposals in 2004: Electronic Materials and Lancaster Synthesis Ltd, UK and USA (both of the Life Science Chemicals Division), and Clariant Polymers, Japan, (of the Textile, Leather & Paper Chemicals Division). All activities were sold effective as per the end of 2004. Disposal in 2005: Clariant Acetyl Building Blocks, Germany, (of the Life Science Chemicals Division) was sold effective in July 2005.

Exactly your chemistry.

Key Factors
Nine Months 2005

Financial Review

Business Review

Outlook

Growth with flat volume and higher prices

Third quarter 2005 versus third quarter 2004, like-for-like*



Volume
Price
Sales in LC
Currency
Sales in CHF
-1%
+1%
0%
+3%
+3%

* The numbers for 2004 are like-for-like to account for the disposals of business activities in 2004 and 2005. Disposals in 2004: Electronic Materials and Lancaster Synthesis Ltd, UK and USA (both of the Life Science Chemicals Division), and Clariant Polymers, Japan, (of the Textile, Leather & Paper Chemicals Division). All activities were sold effective as per the end of 2004. Disposal in 2005: Clariant Acetyl Building Blocks, Germany, (of the Life Science Chemicals Division) was sold effective in July 2005.

Clariant

Exactly your chemistry.

Key Factors
Nine Months 2005

Financial Review

Business Review

Outlook

Positive pricing trend continues



1st Quarter 2004
Half-year 2004
9 Months 2004
Full-year 2004
1st Quarter 2005
Half-year 2005
3rd Quarter 2005
+2%
+1%
0%
-1%
-2%
-3%

Price change cumulative, compared with year earlier period

Clariant

Exactly your chemistry.

Key Factors
Nine Months 2005

Financial Review

Business Review

Outlook

Regional sales in nine months 2005

Third quarter 2005



Asia/Australia/Africa
462
+1%
Europe
961
0%
-3%
Americas
584

Sales: 2,007

Nine months 2005



Asia/Australia/Africa
1,340
+1%
Europe
3,100
0%
-2%
Americas
1,654

Sales: 6,094

Sales in CHF mn, continuing operations*
Changes in LC ⇧

* Continuing Operations: On September 30, 2004, Clariant sold the business unit Electronic Materials, belonging to the LSC division, to the Carlyle Group. As a consequence, Electronic Materials is disclosed as Discontinuing Operations for 2004.

Clariant

Exactly your chemistry.

Key Factors
Nine Months 2005

Financial Review

Business Review

Outlook

Financial result helped by FX

in mn CHF	9 months 2005		
Financial Income		**34**	[redacted]
Interest Expenses	-105		
Other	-22		
Financial expenses		**-127**	
Currency result, net		**+47**	
Total		**-47**	

*restated

Clariant

Exactly your chemistry.

Key Factors
Nine Months 2005

Financial Review

Business Review

Outlook

Cash flow significantly improved

in mn CHF	9 months 2005	[redacted]
Net result	222	
Depreciation & amortization	211	
Other	-80	
Operating cash flow before working capital	**353**	
Change in working capital	-158	
Operating cash flow	**195**	
Capital expenditure	-243	
Other	+79	
Cash flow before financing	**31**	

*restated

Clariant

Exactly your chemistry.

Key Factors
Nine Months 2005

Financial Review

Business Review

Outlook

Divisional sales and margins – Third quarter 2005 *(continuing operations*)*

Third quarter 2005 in mn CHF	2005 Sales	Change 2005 vs 2004 LC in %
Textile, Leather & Paper Chemicals	560	-2
Pigments & Additives	468	+2
Masterbatches	296	+2
Functional Chemicals	487	-2
Life Science Chemicals	196	-20
Total continuing operations	2,007	-3

[redacted]

* Continuing Operations: On September 30, 2004, Clariant sold the business unit Electronic Materials, belonging to the LSC division, to the Carlyle Group. As a consequence, Electronic Materials is disclosed as Discontinuing Operations for 2004.

** EBITDA margins before exceptional items

Clariant

Exactly your chemistry.

Key Factors
Nine Months 2005

Financial Review

Business Review

Outlook

Textile, Leather & Paper Chemicals

- No. 1 worldwide in textile and leather chemicals, sulfur dyes and paper optical brighteners
- Better pricing environment for nearly all businesses
- Margins pressure from higher raw material costs partially
- Wide-ranging restructuring measures showing good results
- New products launched for dyeing auxiliaries, specialty dyes and finishing
- Active shrinking and portfolio focusing of textile dyes fully on track
- First signs of recovery in leather business
- Good demand in paper, especially for optical brighteners and paper dyes

Sales



LSC
TLP
27%
PA
MB

EBITDA*



TLP
26%
FUN
MB
PA



Nine months 2005

* before exceptional items

Exactly your chemistry.

Key Factors
Nine Months 2005

Financial Review

Business Review

Outlook

Pigments & Additives

- No. 1 worldwide for organic pigments and pigments for coatings
- Challenging market conditions due to high raw material costs
- Slow demands for colorants but strong demands for additives
- Difficult environment for automotives but higher prices for paints achieved
- High level of demand for additives, especially for road construction and intermediates
- Positive growth momentum in plastics



Sales
LSC
PA
23%

Nine months 2005



EBITDA*
L
TLP
FUN
MB
PA
29%

* before exceptional items



Clariant

Exactly your chemistry.

Key Factors
Nine Months 2005

Financial Review

Business Review

Outlook

Masterbatches

- No. 1 worldwide in color masterbatches
- Strong local customer service combined with leading technology
- Continued growth momentum in the third quarter
- Price increases achieved in challenging market conditions
- Improved demand for plastic products and higher prices for finished goods
- Good growth in Europe, North America stable but impacted by slowdown in automotive industry, Latin America growing again

Sales



LSC
PA
MB
14%

Nine months 2005

EBITDA*



TLP
FUN
MB
13%
PA

* before exceptional items



Clariant
Exactly your chemistry.

Key Factors
Nine Months 2005

Financial Review

Business Review

Outlook

Functional Chemicals

- No. 2 worldwide for innovative detergent additives
- Leading partner for combined product and service solutions for the oil and gas industry
- Higher prices but still pressure from higher raw material costs
- Further progress with Texcare® additives and low-temperature bleach chemicals
- Increased demand for personal care and construction chemicals
- Strong demand for functional fluids and oilfield chemicals

Sales


LSC
FUN
25%
PA
MB

EBITDA*


C
TLP
FUN
26%
MB
PA

Nine months 2005

* before exceptional items



Clariant

Exactly your chemistry.

Key Factors
Nine Months 2005

Financial Review

Business Review

Outlook

Life Science Chemicals

- Among Top 3 in agro business
- Among top pharma supplier worldwide
- Strong demand for products in speciality fine chemicals, e.g. glyoxal or agrochemicals
- Pharma still suffering from lower volumes, but new products succesfully launched
- Modest margin improvement due to restructuring
- CABB business sold as per July 31, 2005

Sales



LSC
11%
PA
MB

Nine months 2005

EBITDA*



LSC
6%
TLP
FUN
MB
PA

* before exceptional items



Clariant

Exactly your chemistry.

Key Factors
Nine Months 2005

Financial Review

Business Review

Outlook

Steady reduction in personnel



24,769
324
409
136
308
23,592
31 Dec 2004
Q1
Q2
Q3
30 Sep 2005
Number of employees, reported
Reduction
Disposals

Clariant
Exactly your chemistry.

Key Factors
Nine Months 2005

Financial Review

Business Review

Outlook

Distribution of CPIP benefits & costs

Cost & impact of measures



26
22
38
64
50
70
100
2004
2005
Q1
Q2
Q3
Q4
Q1
Q2
Q3
30
60
47
75
46
53
77

in mn CHF

performance improvement impact* performance improvement costs**

*before price erosion, FX, raw material impact and others **restructuring costs & other CPIP costs

Outlook for 2005

- Modest sales growth in local currency terms*
- Improved pricing environment, but adverse currency effects, higher raw material, energy and transportation costs expected
- Total cost base reduction of approx. CHF 300 million for 2005
- Operating margin before exceptional items stable around last year's level*
- Improved net income*

- Clariant long-term targets confirmed:
  - CHF 400 million EBIT improvement by end 2007
  - Pre-Tax ROIC above 12% by end 2007

2005 – Increased net income

*on a comparable basis

Clariant

Exactly your chemistry.

Calendar of upcoming corporate events

February 28, 2006	Full Year 2005 Results
April 7, 2006	Annual General Meeting
May 9, 2006	First Quarter 2006 Results
August 2, 2006	First Half 2006 Results
November 7, 2006	Nine Month 2006 Results

Clariant

Exactly your chemistry.

Your Investor Relations contacts

Dr. Holger Schimanke
Head Investor Relations

Phone	+41 (0) 61 469 67 45
Mobile	+41 (0) 79 343 59 83
email	holger.schimanke@clariant.com

Fabian Hildbrand, CIIA
Investor Relations Officer

Phone	+41 (0) 61 469 67 49
Mobile	+41 (0) 79 763 93 80
email	fabian.hildbrand@clariant.com

Natalie Schweigert
Investor Relations Assistant

Phone	+41 (0) 61 469 67 48
Mobile	+41 (0) 79 822 14 05
Fax	+41 (0) 61 469 67 67
email	natalie.schweigert@clariant.com



Clariant International Ltd · Rothausstrasse 61 · 4132 Muttenz · Switzerland · investor-relations@clariant.com

Clariant

Exactly your chemistry.

Backup Information

Group & Strategy

Business

Clariant Performance Improvement Program

Clariant organization



Chief Executive Officer
Human Resources
Finance / CFO
Group Communications
Services*
Group Legal
Technology**
Corporate Development
Textile, Leather & Paper Chemicals
Pigments & Additives
Functional Chemicals
Life Science Chemicals
Masterbatches

*SERVICES: Production Services, Supply Chain Management, Sourcing, ESHA, IT, International Coordination
**TECHNOLOGY: Intellectual Property, Innovation & Knowledge Management, New Business Development

Clariant
Exactly your chemistry.

Current market segments

Textile, Leather & Paper Chemicals	Pigments & Additives	Functional Chemicals	Life Science Chemicals	Masterbatches
■ Textiles ■ Paper ■ Leather	■ Coating Industries ■ Plastic Industries ■ Printing Industries ■ Specialties	■ Detergents ■ Performance Chemicals ■ Process Chemicals	■ Pharmaceutical Fine Chemicals ■ Specialty Fine Chemicals	■ Europe ■ Asia Pacific ■ NAFTA ■ Latin America ■ Special Markets

The way forward

Strategic focus

- Recognized as a leading Specialty Chemicals Group
  - World-class customer service skills
  - Superior innovation and applications capabilities
  - Leading-edge technologies in synthesis, color and surface effects
- Defend and improve market-leading positions
- Focus on profitability and cash flow generation

Clariant

Exactly your chemistry.

The way forward

Transformation Program
wide-reaching series of actions



"New" Clariant
Reduced complexity
Solid financial base
Efficient and profitable
A leading
specialty chemical company
Performance Improvements (CPIP)
9 Projects
- Operational measures
- Structural measures
Asset Sales
Refocusing portfolio
Strengthening balance sheet
Capital Increase
Facilitating CPIP
Flexibility on timing when selling assets

Clariant
Exactly your chemistry.

Backup Information
Group & Strategy
Business
Clariant Performance Improvement Program

Growth with flat volume and higher prices

Nine months 2005 versus nine months 2004, like-for-like*



Volume
Price
Sales in LC
Currency
Sales in CHF
0%
+1%
+1%
0%
+1%

* The numbers for 2004 are like-for-like to account for the disposals of business activities in 2004 and 2005. Disposals in 2004: Electronic Materials and Lancaster Synthesis Ltd, UK and USA (both of the Life Science Chemicals Division), and Clariant Polymers, Japan, (of the Textile, Leather & Paper Chemicals Division). All activities were sold effective as per the end of 2004. Disposal in 2005: Clariant Acetyl Building Blocks, Germany, (of the Life Science Chemicals Division) was sold effective in July 2005.

Clariant

Exactly your chemistry.

Backup Information

Group & Strategy

Business

Clariant Performance Improvement Program

Divisional sales and margins – Nine months 2005 *(continuing operations*)*

Nine months 2005 in mn CHF	2005 Sales	Change 2005 vs 2004 LC in %	
Textile, Leather & Paper Chemicals	**1,621**	**-3**	[redacted]
Pigments & Additives	**1,423**	**+2**	
Masterbatches	**866**	**+1**	
Functional Chemicals	**1,513**	**+3**	
Life Science Chemicals	**671**	**-12**	
Total continuing operations	**6,094**	**-1**	

* Continuing Operations: On September 30, 2004, Clariant sold the business unit Electronic Materials, belonging to the LSC division, to the Carlyle Group. As a consequence, Electronic Materials is disclosed as Discontinuing Operations for 2004.

** EBITDA margins before exceptional items

Clariant

Exactly your chemistry.

Backup Information

Group & Strategy

Business

Clariant Performance Improvement Program

Gross margin development



70
60
50
40
30
20
10
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
00 01 02 03 04 05
Crude Oil Brent USD (3-month average)
Gross margin in %

Significant higher raw crude oil price indicates limited impact on gross margin

Clariant

Exactly your chemistry.

Top 5 products in percentage of total raw material costs

Ranking	Product
1	Ethylene
2	Acetic Acid
3	Acrylates
4	Acetic Anhydride
5	Vinylacetate


Group
~18%
Total

Top 5 products - petrochemical flow chart


Natural Gas
Methane
Ethane
div
Crude Oil
Naphta
div
C1 Methanol
C2 Ethylene
Acetylene
C3 Propylene
C4 Fraction
C5-9 Pyrolysis Gasoline
Acetic Acid
Ethylenoxide
Acrylic Acid
Acetone
Oxo-Alk.
Butyraldehyde
Benzene
Nonenes
Toluene
Vinylacetate
MMA
Acrylates
Styrene
VEOVA
ParaNitroToluene
①
②
③

Clariant

Exactly your chemistry.

Backup Information

Group & Strategy

Business

Clariant Performance Improvement Program

Sales and cost structure – Nine months 2005

Global sales distribution in %



EUR
43
CH
2
Emerging markets
19
PY 3
USD
28
5
GB

Global cost distribution in %



EUR
49
CHF
7
Emerging markets
15
PY 3
USD
21
5
GBP

in mn CHF

Clariant

Exactly your chemistry.

Backup Information

Group & Strategy

Business

Clariant Performance Improvement Program

*Divisional sales full-year 2004 in end-user markets**



Durables
Automotive
Paper
Agro
Electronics
Healthcare
Packaging
Non-durables
Construction
Textiles
Other
4%
5%
4%
6%
1%
4%
11%
14%
10%
19%
22%

* Continuing Operations: On September 30, 2004, Clariant sold the business unit Electronic Materials, belonging to the LSC division, to the Carlyle Group. As a consequence, Electronic Materials is disclosed as Discontinuing Operations for 2004.

Clariant

Exactly your chemistry.

On-going continuous improvement processes

- Strong execution discipline
- Greater performance orientation
- Expertise in sales and marketing, purchasing and supply chain management
- Consistent cost management
- Commitment to ongoing improvement
- Creation of "One Clariant"

Clariant
Exactly your chemistry.

Backup Information

Group & Strategy

Business

Clariant Performance Improvement Program

Performance improvement measures from 2004 to 2007

EBIT impact of measures*


150
350-450
600-700
800-900
2004
2005
2006
2007
200
300
100

in mn CHF

performance improvement costs restructuring costs & other CPIP costs

performance improvement measures

*before price erosion, FX, raw material impact and others

Clariant

Exactly your chemistry.

Backup Information

Group & Strategy

Business

Clariant Performance Improvement Program

Substantial job cuts to sharply reduce costs


General Overhead
-22%
800
Manufacturing
-14%
1 500
Infrastructure/Services
-18%
1,250
Supply Chain
-14%
450

Total job cuts: 4,000 identified by end 2005

Clariant

Exactly your chemistry.

Disclaimer

This presentation contains certain statements that are neither reported financial results nor other historical information. This presentation also includes forward-looking statements.

Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond Clariant's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors such as: the timing and strength of new product offerings; pricing strategies of competitors; the Company's ability to continue to receive adequate products from its vendors on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs; and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Clariant does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Clariant

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

November 3, 2005

Media Release

Clariant International Ltd

Clariant Announces Key Leadership Appointments

MUTTENZ, Switzerland – November 3, 2005 – The Board of Directors of Clariant Ltd announced after its meeting the appointment of three key leadership positions, including designating Roland Loesser as new chairman and Jan Secher as new chief executive.

Mr. Loesser, Clariant's current chief executive, will assume his new role following the Annual General Meeting (AGM) on April 7, 2006, taking over from the current chairman, Robert Raeber, who will reach the statutory retirement age at that time. Mr. Secher will join Clariant's Management Board on January 1, 2006 and take over as chief executive after the AGM.

Furthermore, Professor Dieter Seebach will retire as Member of the Board of Directors. The Board will propose Dr. Peter Chen, chemistry professor at the Swiss Federal Institute of Technology (ETH) in Zurich to replace Dr. Seebach. Dr. Chen, 45, is an expert in Physical Organic Chemistry and a U.S. citizen.

Commenting on the changes, Mr. Raeber said: "The continuity of Clariant's leadership and the further implementation of the Transformation Program is assured by the appointment of Roland Loesser as Chairman of the Board of Directors. Clariant has today a strong financial foundation and a clearly defined and promising strategic direction. I am very pleased to be able to pass on chairmanship to him."

Mr. Raeber added that: "Clariant will benefit from the extensive experience that Mr. Secher has in the areas of international management, business development and marketing in difficult economic environments as well as in the successful implementation of restructuring programs." Clariant will be further aided by the expertise brought by Dr. Chen in the fields of research and innovation, Mr. Raeber said.

The Board of Directors thanked Mr. Raeber for the successful leadership provided over the past four years and expressed its appreciation to Dr. Seebach for his active involvement on the board, particularly in supporting Clariant's research and development activities.

Roland Loesser commented: "I very much look forward to working with Jan Secher. I am convinced that he and the strong management team already in place will successfully complete the Transformation Program and ensure that we achieve our goal of making Clariant a leading company in the specialty chemicals sector."

Jan Secher Background

Mr. Secher, 48, is a Swedish citizen and has a Masters degree in Industrial Marketing from the Linkoeping Institute of Technology in Sweden. He began his career in 1982 with Asea (now ABB) in sales/marketing and product management, including a five-year stint in North America. Beginning in 1989 he was promoted to various leadership positions at ABB in Asia and Europe. He was vice-president and divisional manager of ABB's Automation & Drives Division in Japan from 1994 to 1997, and then a member of the management board of ABB in Sweden.

In 2000, Mr. Secher was relocated to ABB's group headquarters in Zurich, and promoted in 2001 to become a member of the group's management board with responsibility for Manufacturing & Consumer Industries, a division with some 30,000 employees and a turnover of $5 billion U.S. dollars. Since 2003, Mr. Secher has been chief executive officer of SICPA Group, a Lausanne-based firm that has gained a market-leading position in packaging inks and security inks for bank notes. SICPA has a turnover of around CHF 1 billion and approximately 3,500 employees.

-end of release-

Calendar of Corporate Events

November 8, 2005	Nine Month 2005 Results
February 28, 2006	Full Year 2005 Results; Annual Media Conference
April 6, 2006	Annual General Meeting
May 9, 2006	First Quarter 2006 Results
August 2, 2006	First Half 2006 Results
November 7, 2006	Nine Month 2006 Results

Contacts

Investor Relations	Phone	+41 61 469 67 48
	Fax	+41 61 469 67 67
Holger Schimanke	Phone	+41 61 469 67 45
Fabian Hildbrand	Phone	+41 61 469 67 49
Media Relations	Fax	+41 61 469 65 66
Walter Vaterlaus	Phone	+41 61 469 61 58
Rainer Weihofen	Phone	+41 61 469 67 42

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

September 21, 2005

Media Release

Clariant International Ltd

Clariant and STARFIRE form strategic alliance to expand applications in nanostructured ceramics and coatings

Muttenz, Schweiz, September 21 - Clariant and Starfire Systems, Inc., a world leader in polymer-derived, nanostructured ceramics located in Malta, New York, announced a broad-based strategic alliance to develop new technology and new applications in the promising field of nanostructured ceramic materials and coatings. Targeted industries include automotive, aerospace, and microelectronics, Clariant has completed a financial investment in Starfire as part of their agreement.

Starfire has demonstrated the advantages of their nanostructured ceramics in the motorcycle and automobile industry by developing brakes that provide superior performance at a fraction of the weight of conventional metal brakes. Recently, Starfire materials were successfully tested by astronauts on a spacewalk during the July U.S. Space Shuttle Discovery mission as a key component in the heat shield repair kit. Starfire nanostructured polymers and ceramics are also finding applications in the chemical process industries and can be used in the manufacture of semiconductor chips, coating systems, high temperature filters and handling of corrosive materials.

Clariant is a global leader in specialty chemicals such as multifunctional polysilazane-based coatings offering leading edge technology driven by innovative solutions. Clariant brings their global marketing reach, process expertise and production capacity to the partnership. The companies expect to uncover attractive new opportunities by combining Clariant's expertise in polysilazanes with Starfire's polycarbosilane based materials.

Starfire Systems President and CEO, Richard Saburro, commented on the agreement, "Clariant provides us with resources and market access to rapidly deploy our technology in key industries worldwide. They maintain strong relationships in the automotive and electronic industries and are a global leader in silane-based polymer technology that we expect will extend the temperature range of our materials and open up exciting new applications and markets. We are very pleased to announce this important partnership."

Hubert Liebe, Head of New Business Development at Clariant, commented, "High performance ceramics have been sought by industry for a long time but have been too costly with current

technology and manufacturing methods. We look forward to working with the Starfire team to offer a new generation of high value products based on practical, high performance, nanostructured ceramics and coatings."

Clariant Investor Relations	Phone	+41 61 469 67 48
	Fax	+41 61 469 67 67
Holger Schimanke	Phone	+41 61 469 67 45
Fabian Hildbrand	Phone	+41 61 469 67 49
Clariant Media Relations	Fax	+41 61 469 65 66
Walter Vaterlaus	Phone	+41 61 469 61 58
Rainer Weihofen	Phone	+41 61 469 67 42
Starfire Systems Inc.	Phone:	+1 518 899 93 36
Richard Saburro	Phone:	+1 518 899 93 36
Herb Armstrong	Phone:	+1 518 899 93 36

Clariant – Exactly your chemistry.

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs about 25,000 people. Headquartered in Muttenz near Basel, it generated sales of around CHF 8.5 billion in 2004.

Clariant's businesses are organized in five divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Functional Chemicals, Life Science Chemicals and Masterbatches.

Clariant is committed to sustainable growth springing from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or else add value to their end products. The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.

www.clariant.com

Starfire Systems

Starfire Systems, Inc. offers a wide range of patented silicon carbide (SiC) ceramic forming polymers and material systems that companies use to meet performance and cost targets where high temperature, corrosion resistance, wear resistance, and weight are requirements that must be met.

www.starfiresystems.com

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

Clariant

August 4, 2005

Media Release

Clariant Group

Clariant Posts Satisfactory First Half Results Sales Momentum Regained in Second Quarter

- **Sales up 3% in local currency terms in the second quarter**
- **Further positive pricing developments**
- **High raw material costs continued to reduce margins**
- **Transformation Program now fully in implementation phase**
- **Net income up 30% to CHF 146 million**

Key Financial Group Figures (in CHF millions)

First Half *in CHF millions*	**2005**	% of sales	**2004** (reported)	**2004**[2] (like-for-like)	% of sales	**% Change** vs. like-for-like CHF	LC
Sales	**4,087**	*100.0%*	4,419	4,089	*100.0%*	0%	1%
Gross profit	**1,252**	30.6%	1,459	1,342	32.8%	-7%	-6%
EBITDA	**377**	9.2%	501	459	11.2%	-18%	-17%
EBITDA before exceptional items	**423**	10.3%	545	503	12.3%	-16%	-15%
Operating income before exceptional items and amortization of goodwill	**282**	6.9%	387	358	8.8%	-21%	-20%
Operating income	**223**	5.5%	317	292	7.1%	-24%	-22%
Net income/ loss (including minorities)	**146**	3.6%	131	112	2.7%		
Operating cash flow[1]	**-43**		287				

	30.6.2005	**31.12.2004**	30.6.2004
Net debt[1]	**1,632**	1,331	2,126
Equity (including minorities)[1]	**2,496**	2,288	2,221
Gearing	**65%**	58%	96%
Number of employees	**24,036**	24,769	26,178

Second Quarter *in CHF millions*	**2005**	% of sales	**2004** (reported)	**2004**(2) (like-for-like)	% of sales	**% Change** vs. like-for-like CHF	LC
Sales	**2,095**	100.0%	2,213	2,044	100.0%	2%	3%
Gross profit	**639**	30.5%	729	668	32.7%	-4%	-4%
EBITDA	**194**	9.3%	238	216	10.6%	-10%	-10%
EBITDA before exceptional items	**215**	10.3%	265	242	11.8%	-11%	-11%
Operating income before exceptional items and amortization of goodwill	**143**	6.8%	188	172	8.4%	-17%	-17%
Operating income	**113**	5.4%	150	138	6.8%	-18%	-18%
Net income/ loss (including minorities)	**74**	3.5%	58	51	2.5%		
Operating cash flow[1]	**-65**		184				

(1) 30.06.2004 reported: Net debt includes ABS adjustment, Equity restated to include minority interests
(2) The numbers for 2004 are like-for-like to account for the disposals of business activities in 2004. Disposals in 2004: Electronic Materials and Lancaster Synthesis Ltd, UK and USA (both of the Life Science Chemicals Division), and Clariant Polymers, Japan (of the Textile, Leather & Paper Chemicals Division). All activities were sold effective as per the end of 2004.

MUTTENZ, Switzerland – August 4, 2005 – Clariant achieved satisfactory first half results, with momentum picking up in the second quarter. Sales were up 3% in local currency terms in the second quarter compared to the same period in 2004.

Net income rose 30% to CHF 146 million compared to CHF 112 million on a like-for-like basis compared to the first half of 2004. Additional price increases were achieved across all divisions and in most businesses, although the positive impact was more than offset by the negative effect of higher raw material costs.

"In the context of the prevailing market conditions, this was a satisfactory first half," said Chief Executive Roland Loesser. "Particularly encouraging was the stronger second quarter, which we expect to be able to sustain. The main area of uncertainty, of course, is the current volatility of raw material prices."

Gross profit declined to CHF 1.252 billion, from CHF 1.342 billion a year earlier, affected by higher raw material costs. Operating income before exceptional items and amortization of goodwill on a like-for-like basis declined to CHF 282 million from CHF 358 million because of the aforementioned higher raw material prices and negative currency effects, which were partly offset by cost-cutting measures. Operating income fell to CHF 223 million, from CHF 292 million.

The majority of businesses that were able to raise prices above group average were in the Functional Chemicals, Textile, Leather & Paper Chemicals and Masterbatches divisions. Growth momentum was notable across all regions, with performance especially strong in Germany, Clariant's largest market.

Performance Improvements in Implementation Phase

Clariant's Performance Improvement Program (CPIP) has now reached its full implementation phase, meaning that all projects are operational and delivering positive results. The program is creating efficiencies throughout the organization and cutting costs. There are now some 5,500 measures identified, of which more than half are in process.

The program is on-track to create savings of more than 800 CHF million by the end of 2007. Cost savings of CHF 70 million were delivered in the second quarter on top of CHF 50 million in the first quarter, bringing the total savings generated by the program so far to CHF 270 million. These savings are being achieved amid overall sales growth.

The number of employees in the Clariant workforce has been reduced by 8% since the program began 18 months ago. This excludes employees transferred because of asset sales. The workforce now stands at some 24,000 at the end of the first half.

As an example of the complexity reducing benefits of CPIP, the number of warehouses used by the company has been sharply reduced worldwide, by more than half in Europe and by about one-fifth in Asia.

"The performance improvements are now a permanent part of Clariant and positively impacting every aspect of our business," Mr. Loesser said. "The next stage in our transformation is continually improving our processes and lifting our profitability."

Part of Clariant's transformation includes focusing on businesses where service and innovation are strong components of the business model and selling those that do not fit the profile. To that end, the company closed the sale – first announced in June – of Clariant (Acetyl Building Blocks) GmbH & Co. KG to the Gilde Buy-Out Fund for CHF 74 million on July 29.

Breakthrough in DVD Innovation

There were several positive developments during the first half of the year in areas where Clariant is a leader in innovation and service. Notably, Clariant achieved positive results in a joint project with Toshiba Corporation to develop a new generation of high capacity DVDs. The breakthrough enables the manufacture of DVDs using organic dye-based dual layer with a storage capacity of 30GB.

Clariant also developed several innovative products in the functional textile area, including treatments that improve resistance to wind, odors and creasing. A further application using nano-particles is able to create extremely soft textiles. Tiny particles are embedded deep in the fabric and the hydrophylic properties of the application also create a comfortable feeling on the skin.

In addition, the company has strengthened its world-leading position in multi-functional coatings based on polysilazanes, in particular in ultra-thin coatings. Applications include the creation of coatings resistant to scratching and corrosion as well as coatings that are easy to clean. The coatings have been successfully applied, for example, to silver to prevent tarnishing.

Clariant Confirms Positive Outlook

Mr. Loesser confirmed the outlook for 2005 (first given in March), expecting solid growth in sales in local currency terms and improved operating margins before exceptional items.

Prices for the principal raw materials that Clariant uses are expected to decline over the remainder of the year, however the volatility of oil prices makes accurate forecasting difficult. The negative effect of the relatively high raw material prices should be more than offset by organic sales growth, further price increases and the positive effect of performance improvements initiated over the past 18 months.

Clariant expects to reduce its cost base by some CHF 300 million compared to 2004. All factors considered, the company anticipates higher net income in 2005.

"Clariant is well underway in creating a leaner and more efficient company and I am confident this will ensure we achieve our goal of being among the leaders in the specialty chemical sector," Mr. Loesser said.

Hint to editors:
The full Quarterly Report (media release, financial and business review, condensed financial statements) is available on www.clariant.com.

Calendar of Corporate Events

November 8, 2005	Nine Month 2005 Results
February 28, 2006	Full Year 2005 Results; Annual Media Conference
April 7, 2006	Annual General Meeting
May 9, 2006	First Quarter 2006 Results
August 2, 2006	First Half 2006 Results
November 7, 2006	Nine Month 2006 Results

Contacts

Investor Relations	Phone	+41 61 469 67 48
	Fax	+41 61 469 67 67
Holger Schimanke	Phone	+41 61 469 67 45
Fabian Hildbrand	Phone	+41 61 469 67 49
Media Relations	Fax	+41 61 469 65 66
Walter Vaterlaus	Phone	+41 61 469 61 58
Rainer Weihofen	Phone	+41 61 469 67 42

Clariant International AG
Rothausstrasse 61
CH-4132 Muttenz 1/ Switzerland

Clariant

August 4, 2005

News Release

Clariant Posts Satisfactory First Half Results
Sales Momentum Regained in Second Quarter

- **Sales up 3% in local currency terms in the second quarter**
- **Further positive pricing developments**
- **High raw material costs continued to reduce margins**
- **Transformation Program now fully in implementation phase**
- **Net income up 30% to CHF 146 million**

Key Financial Group Figures (in CHF mn)

First Half *in CHF millions*	**2005**	% of sales	**2004** (reported)	**2004[2]** (like-for-like)	% of sales	**% Change** vs. like-for-like CHF	LC
Sales	**4'087**	100.0%	4'419	4'089	100.0%	0%	1%
Gross profit	**1'252**	30.6%	1'459	1'342	32.8%	-7%	-6%
EBITDA*	**377**	9.2%	501	459	11.2%	-18%	-17%
EBITDA before exceptional items*	**423**	10.3%	545	503	12.3%	-16%	-15%
Operating income before exceptional items and amortization of goodwill*	**282**	6.9%	387	358	8.8%	-21%	-20%
Operating income	**223**	5.5%	317	292	7.1%	-24%	-22%
Net income/ loss (including minorities)	**146**	3.6%	131	112	2.7%		
Operating cash flow[1]	**-43**		287				

	30.6.2005	**31.12.2004**	30.6.2004
Net debt[1]	**1'632**	1'331	2'126
Equity (including minorities)[1]	**2'496**	2'288	2'221
Gearing	**65%**	58%	96%
Number of employees	**24'036**	24'769	26'178

Second Quarter *in CHF millions*	**2005**	% of sales	**2004** (reported)	**2004[2]** (like-for-like)	% of sales	**% Change** vs. like-for-like CHF	LC
Sales	**2'095**	100.0%	2'213	2'044	100.0%	2%	3%
Gross profit	**639**	30.5%	729	668	32.7%	-4%	-4%
EBITDA*	**194**	9.3%	238	216	10.6%	-10%	-10%
EBITDA before exceptional items*	**215**	10.3%	265	242	11.8%	-11%	-11%
Operating income before exceptional items and amortization of goodwill*	**143**	6.8%	188	172	8.4%	-17%	-17%
Operating income	**113**	5.4%	150	138	6.8%	-18%	-18%
Net income/ loss (including minorities)	**74**	3.5%	58	51	2.5%		
Operating cash flow[1]	**-65**		184				

(1) 30.06.2004 restated: Net debt includes ABS adjustment, Equity restated to include minority interests, Cash Flow restated
(2) The numbers for 2004 are like-for-like to account for the disposals of business activities in 2004. Disposals in 2004: Electronic Materials and Lancaster Synthesis Ltd, UK and USA (both of the Life Science Chemicals Division), and Clariant Polymers, Japan, (of the Textile, Leather & Paper Chemicals Division). All activities were sold effective as per the end of 2004.
* See Definitions of Terms of Financial Measurements on page 13.

MUTTENZ, Switzerland – August 4, 2005 – Clariant achieved satisfactory first half results, with momentum picking up in the second quarter. Sales were up 3% in local currency terms in the second quarter compared to the same period in 2004.

Net income rose 30% to CHF 146 million compared to CHF 112 million on a like-for-like basis compared to the first half of 2004. Additional price increases were achieved across all divisions and in most businesses, although the positive impact was more than offset by the negative effect of higher raw material costs.

"In the context of the prevailing market conditions, this was a satisfactory first half," said Chief Executive Roland Loesser. "Particularly encouraging was the stronger second quarter, which we expect to be able to sustain. The main area of uncertainty, of course, is the current volatility of raw material prices."

Gross profit declined to CHF 1.252 billion, from CHF 1.342 billion a year earlier, affected by higher raw material costs. Operating income before exceptional items and amortization of goodwill on a like-for-like basis declined to CHF 282 million from CHF 358 million because of the aforementioned higher raw material prices and negative currency effects, which were partly offset by cost-cutting measures. Operating income fell to CHF 223 million, from CHF 292 million.

The majority of businesses that were able to raise prices above group average were in the Functional Chemicals, Textile, Leather & Paper Chemicals and Masterbatches divisions. Growth momentum was notable across all regions, with performance especially strong in Germany, Clariant's largest market.

Performance Improvements in Implementation Phase

Clariant's Performance Improvement Program (CPIP) has now reached its full implementation phase, meaning that all projects are operational and delivering positive results. The program is creating efficiencies throughout the organization and cutting costs. There are now some 5,500 measures identified, of which more than half are in process.

The program is on-track to create savings of more than CHF 800 million by the end of 2007. Cost savings of CHF 70 million were delivered in the second quarter on top of CHF 50 million in the first quarter, bringing the total savings generated by the program so far to CHF 270 million. These savings are being achieved amid overall sales growth.

The number of employees in the Clariant workforce has been reduced by 8% since the program began 18 months ago. This excludes employees transferred because of asset sales. The workforce now stands at some 24,000 at the end of the first half.

As an example of the complexity reducing benefits of CPIP, the number of warehouses used by the company has been sharply reduced worldwide, by more than half in Europe and by about one-fifth in Asia.

"The performance improvements are now a permanent part of Clariant and positively impacting every aspect of our business," Mr. Loesser said. "The next stage in our transformation is continually improving our processes and lifting our profitability."

Part of Clariant's transformation includes focusing on businesses where service and innovation are strong components of the business model, and selling those that do not fit the profile. To that end, the company closed the sale – first announced in June – of Clariant

(Acetyl Building Blocks) GmbH & Co. KG to the Gilde Buy-Out Fund for CHF 74 million on July 29.

Breakthrough in DVD Innovation
There were several positive developments during the first half of the year in areas where Clariant is a leader in innovation and service. Notably, Clariant achieved positive results in a joint project with Toshiba Corporation to develop a new generation of high capacity DVDs. The breakthrough enables the manufacture of DVDs using an organic dye-based dual layer with a storage capacity of 30GB.

Clariant also developed several innovative products in the functional textile area, including treatments that improve resistance to wind, odors and creasing. A further application using nano-particles is able to create extremely soft textiles. Tiny particles are embedded deep in the fabric and the hydrophylic properties of the application also create a comfortable feeling on the skin.

In addition, the company has strengthened its world-leading position in multi-functional coatings based on polysilazanes, in particular in ultra-thin coatings. Applications include the creation of coatings resistant to scratching and corrosion as well as coatings that are easy to clean. The coatings have been successfully applied, for example, to silver to prevent tarnishing.

Clariant Confirms Positive Outlook
Mr. Loesser confirmed the outlook for 2005 (first given in March), expecting solid growth in sales in local currency terms and improved operating margins before exceptional items.

Prices for the principal raw materials that Clariant uses are expected to decline over the remainder of the year, however the volatility of oil prices make accurate forecasting difficult. The negative effect of the relatively high raw material prices should be more than offset by organic sales growth, further price increases and the positive effect of performance improvements initiated over the past 18 months.

Clariant expects to reduce its cost base by some CHF 300 million compared to 2004. All factors considered, the company anticipates higher net income in 2005.

"Clariant is well underway to creating a leaner and more efficient company, and I am confident this will ensure we achieve our goal of being among the leaders in the specialty chemical sector," Mr. Loesser said.

-end-

Financial Discussion Second Quarter

Economic Environment

Economic growth continued the pattern seen in the second half of 2004, albeit at reduced rates, which dampened market conditions worldwide. Recovery in continental Europe continued, but at a slower pace. The Chinese economy, however, continued to grow strongly. Geopolitical risks remained, putting pressure on commodity markets. Raw material prices were higher in the Second Quarter 2005 compared to the First Quarter 2005 as well as to the Second Quarter 2004. Oil and gas prices reached their six-month peak in June.

Compared to the average exchange rates of the Half Year 2004, major currencies such as the British pound, the U.S. dollar and the Japanese yen depreciated against the Swiss franc (details on page 28). In addition, most Asian currencies lost value against the Swiss franc.

Sales and Operating Result

Sales of the Group in the Second Quarter of 2005 were 1% higher in both local currency and Swiss franc terms. The exchange rate development of major currencies against the Swiss franc caused a minor negative impact on group sales from continuing operations in the Second Quarter, year-on-year.

The corresponding figures on a like-for-like basis were 3% higher in local currency and 2% higher in Swiss francs. The pricing climate continued to show improvements and with a few exceptions, all businesses were able to achieve price increases. In particular Pigments & Additives, Functional Chemicals and Masterbatches increased sales in local currency terms.

The Second Quarter of 2005 saw a decrease in the **gross margin** compared to the same period a year ago. Higher sales prices, benefits of the Performance Improvement Program and optimized capacity utilization were diluted because of higher raw material costs. The negative trend of raw material prices edging up by 10% was a factor for the third consecutive quarter.

Selling, general and administrative costs on a continuing basis were reduced both in absolute terms and by percentage of sales (21.4% from 21.9%). This improvement is partially a benefit of the ongoing implementation of the Transformation Program. This year some divisional sales costs previously reported under Administration and General Overhead Costs are shown as Marketing and Distribution Costs.

Research and development costs from continuing operations declined by CHF 5 million compared with the Second Quarter 2004 mainly because of reduced R&D expenses in cost-driven businesses such as Textile Dyes. In other businesses, R&D expenses remained at the same level in order to maintain a high rate of innovation.

Restructuring expenses and impairments of CHF 30 million in the Second Quarter of 2005 included restructuring activities in France, Switzerland, Germany, UK and the U.S.

The Financial Net Result in the first six months 2005 was significantly improved, by CHF 67 million year-on-year, down to CHF 31 million. Exchange rate gains of CHF 37 million were the main driver for this reduction. Additionally the increased average liquidity as well as lower interest expenses resulting from the ongoing financial debt reduction further improved the Financial Result. Average gross financial debt was cut by one-fifth from CHF 3.5 bn in the Half Year 2004 to CHF 2.8 billion in the first six months of 2005.

Tax expenses were positively influenced by a reduced proportion of profits generated in high tax countries. Furthermore, foreign currency gains in low tax jurisdictions contributed to a reduction of the tax rate. A stable operating performance combined with reduced losses helped further to reduce tax charges in the Second Quarter (CHF 29 million or down 53% year-on-year).

Net income attributable to equity holders for the 2nd Quarter 2005 was CHF 72 million compared to CHF 54 million a year ago.

Balance Sheet Key Figures

The balance sheet of 2004 was restated to reflect the changes from IFRS, which took effect January 1st, 2005. Details of the resulting adjustments to the balance sheet and income statement are given in the notes to the condensed financial statements. All developments commented hereafter refer to the restated balance sheet.

Total assets increased from CHF 8.037 billion in December 2004 to CHF 8.355 billion at the end of June 2005 (CHF 8.108 billion on 31 March) The main factor contributing to this development was a moderate increase in the net working capital, which was affected by seasonal effects and higher raw material prices. The weakening of the Swiss franc compared to most currencies in the reporting period also increased the total assets.

Cash and cash equivalents and short-term financial liabilities decreased as the result of the repayment of a bond in the amount of CHF 201 million in March and a loan denominated in Japanese yen in the amount of CHF 78 million in June.

Equity was affected positively by currency trends during the reporting period, as the exchange rate differences recognized in equity amounted to CHF 128 million. This was the result of the Swiss franc weakening against several currencies in the first six months of 2005. The increase in equity was offset in part by the repayment of the nominal value of share capital in the amount of CHF 58 million in June. As approved at the Annual General Meeting, instead of payment of a cash dividend, a repayment of the nominal value of CHF 0.25 of each registered share (nominal value reduced from 5.00 to 4.75 Swiss francs) was made. Equity rose from CHF 2.288 billion at the end of 2004 to CHF 2.496 billion at the end of June 2005.

Net debt on June 30 rose to CHF 1.632 billion from CHF 1.331 billion (restated) on December 31, 2004, as a result mainly of currency fluctuations, since financial debt denominated in the U.S. dollar, the Euro and the Japanese yen also reflects the strengthening of these currencies. On March 31, net debt stood at CHF 1.392 billion.

Gearing, which reflects net financial debt in relation to equity including minorities, increased to 65% from 58% at the end of December 2004, mainly as a result of the appreciation of major currencies against the Swiss franc.

Cash Flow

Cash flow from operating activities before changes in working capital was CHF 107 million for the Second Quarter of 2005 compared with CHF 128 million for the First Quarter and CHF 98 million for the same period in 2004. The operating cash flow of the first six months of 2005 was CHF 235 million compared to CHF 332 million for the first six months of 2004. Lower growth, lower profitability and higher restructuring cash outflows contributed to this trend.

Working capital increased by CHF 172 million during the Second Quarter of 2005, compared to a decrease of CHF 86 million for the same period of 2004. In the first six months of 2005, working capital increased by CHF 278 million compared to CHF 45 million for the same period of 2004. This reflects the seasonal pattern and the aforementioned higher raw material prices.

Cash flow from operating activities was a negative CHF 65 million in the Second Quarter of 2005, compared with CHF 184 million for the same period a year earlier. For the first six months of 2005, cash flow from operating activities was a negative CHF 43 million compared to CHF 287 million for the same period a year earlier.

Capital expenditure increased to CHF 81 million for the Second Quarter compared to a low level of CHF 58 million reported a year before. For the first six months of 2005, capital expenditure amounted to CHF 151 million compared to CHF 111 million for the first six months of 2004.

Financing activities were highlighted by the repayment of a bond in the amount of CHF 201 million and a loan denominated in Japanese yen in the amount of CHF 78 million. Additionally, CHF 58 million was paid to the shareholders in the form of a share capital reduction.

Business Discussion

The divisional information given below refers to continuing operations only. On September 30, 2004, Clariant sold the Business Unit Electronic Materials of the Life Science Chemicals Division. As a result, Electronic Materials is disclosed as discontinuing operations for 2004.

In addition, the businesses of Lancaster Synthesis, part of the Life Science Chemicals Division as well as Japanese Emulsion Clariant Polymers K.K., part of the Textile, Leather & Paper Division, were sold in 2004, but under IFRS did not qualify for reporting as discontinuing operations.

Textile, Leather & Paper Chemicals

First Half

in CHF millions	2005	% of sales	2004	% of sales	Change in % in CHF	in LC
Sales	1'061		1'123		-6%	-4%
EBITDA before exceptional items	111	10.5%	124	11.0%	-10%	-10%
Op. income bef. restructuring, disposals and amort. of goodwill	75	7.1%	90	8.0%	-17%	-16%
Operating income	68	6.4%	50	4.5%	36%	36%

Second Quarter

in CHF millions	2005	% of sales	2004	% of sales	Change in % in CHF	in LC
Sales	555		570		-3%	-2%
EBITDA before exceptional items	58	10.5%	61	10.7%	-5%	-7%
Op. income bef. restructuring, disposals and amort. of goodwill	40	7.2%	45	7.9%	-11%	-14%
Operating income	37	6.7%	24	4.2%	54%	48%

See Definitions of Terms of Financial Measurements on page 13.

Textile, Leather & Paper Chemicals Division reported declining sales in local currency terms with mixed trends in its different businesses. Price increases were achieved in nearly all segments, but volumes dropped mainly in the leather and textile dyes businesses. EBITDA margins before exceptional items held at 2004 levels, as significant raw material price increases were partially passed on to the customers, and wide-ranging restructuring measures taken in recent months began showing positive results.

The ongoing shift towards Asia for products in the **Textile business** resulted in continuing declines in sales for textile dyes. For the whole industry, an increased importance of retailers and prominent brand owners was notable. Clariant successfully launched initiatives in close cooperation with the retail industry, including total solution packages and application know-how with attractive margins. Regionally, Europe and North America saw declining sales while Asia, Latin America and emerging markets improved.

Compared to the same period last year, the **Leather business** lost volumes but maintained prices at the same level as in the previous quarter. The overall global market was weaker compared to a strong 2004. China in particular showed a drop in activity after several years of strong growth. The furniture upholstery market paused due to saturation. Several chemicals used to upgrade lower quality leather were successfully launched on the market.

Good demand for **Paper Chemicals** resulted in sales above last year's levels. The most important businesses were Paper Dyes and Optical Brighteners with strong volumes. Regions showed a mixed picture, with some weaknesses in Europe and good performance in the emerging markets, Asia, the US and Latin America.

Pigments & Additives

First Half

in CHF millions	2005	% of sales	2004	% of sales	Change in % in CHF	in LC
Sales	**955**		956		0%	2%
EBITDA before exceptional items	**133**	13.9%	159	16.6%	-16%	-16%
Op. income bef. restructuring, disposals and amort. of goodwill	**98**	10.3%	123	12.9%	-20%	-20%
Operating income	**83**	8.7%	91	9.5%	-9%	-8%

Second Quarter

in CHF millions	2005	% of sales	2004	% of sales	Change in % in CHF	in LC
Sales	**495**		482		3%	3%
EBITDA before exceptional items	**73**	14.7%	83	17.2%	-12%	-12%
Op. income bef. restructuring, disposals and amort. of goodwill	**55**	11.1%	65	13.5%	-15%	-16%
Operating income	**47**	9.5%	61	12.7%	-23%	-24%

* See Definitions of Terms of Financial Measurements on page 13.

The **Pigments & Additives Division** showed improved sales in local currency terms and in Swiss francs compared to a strong second quarter a year earlier. In a stable but challenging pricing climate volumes developed positively. The main cause of the lower margin was the effect of higher raw material prices, which could not be offset by higher volumes. Strong demand for more colorful products subsided in the second quarter, whereas the demand for additives remained strong.

The **Coatings business** saw a weaker Second Quarter compared with a strong Second Quarter in 2004. Higher raw material costs led to modest price increases for paints. The weather conditions and changing demand from end-users have caused a delay in seasonal pick-up for the decorative coatings industry. The business for industrial coating saw mixed business conditions, whereas the automotive business remained at low levels due to unfavorable color trends.

Products for the **Plastics Industry** saw an increased demand in the second quarter, mainly driven by additives. Increasing price pressure for several pigments created a more competitive environment overall. Expansion began into new regions with the successful pigment formulation of the DrizPearls® range.

Printing Industry businesses lost volumes compared to a strong demand in 2004. Sales in Publication Inks and Non-Impact Printing were fairly stable, whereas businesses in packaging and special inks were still at low levels. The trend in the printing ink industry towards further consolidation among our customers led to more purchasing power and the beginning of a trend toward in-sourcing of pigments.

The **Specialties Business** reported improved sales compared to same period a year earlier in a stable business environment. The main driver for this performance was good demand for intermediates as well as beginning sales with the new flame retardant range Exolith® and the new range of Licocene® waxes.

Masterbatches

First Half

in CHF millions	2005	% of sales	2004	% of sales	Change in % in CHF	in LC
Sales	**570**		570		0%	1%
EBITDA before exceptional items	**58**	10.2%	73	12.8%	-21%	-21%
Op. income bef. restructuring, disposals and amort. of goodwill	**42**	7.4%	59	10.4%	-29%	-28%
Operating income	**38**	6.7%	54	9.5%	-30%	-30%

Second Quarter

in CHF millions	2005	% of sales	2004	% of sales	Change in % in CHF	in LC
Sales	**290**		284		2%	2%
EBITDA before exceptional items	**28**	9.7%	36	12.7%	-22%	-26%
Op. income bef. restructuring, disposals and amort. of goodwill	**20**	6.9%	29	10.2%	-31%	-32%
Operating income	**17**	5.9%	26	9.2%	-35%	-36%

* See Definitions of Terms of Financial Measurements on page 13.

The **Masterbatches Division** returned to a moderate growth profile in the Second Quarter as the demand for plastic products improved. In the First Half of 2005, the entire plastics industry value chain was adversely affected by significant increases in oil related raw materials costs. Average sales prices were higher, but did not fully offset the raw material cost increases. The main driver of the growth was higher prices. Additionally, pricing initiatives adversely impacted sales volumes in price sensitive markets. Overall, the division managed to achieve sales growth in local currencies even while facing difficult market conditions in the automotive and synthetic fiber industries, for example.
Operating income decreased because of the aforementioned rise in higher raw material prices. Growth continued in Asia but at a lower level as compared to previous year. Growth in Europe remained stable but was limited by weak economic conditions and a strong Euro. Business in North America was impacted by slowdown in the automotive industry. In Latin America, conditions improved from the First Quarter, but remained weak as strong local currencies led to more difficult import competition.
Masterbatches continued to focus on service and value adding differentiation in the marketplace. A combination of pigments and additives showed very good growth in North America, where treated lumber is being replaced in exterior applications by plastic wood.

Functional Chemicals

First Half

in CHF millions	2005	% of sales	2004	% of sales	Change in % in CHF	in LC
Sales	**1'026**		988		4%	5%
EBITDA before exceptional items	**127**	12.4%	129	13.1%	-2%	-2%
Op. income bef. restructuring, disposals and amort. of goodwill	**103**	10.0%	104	10.5%	-1%	-2%
Operating income	**98**	9.6%	116	11.7%	-16%	-16%

Second Quarter

in CHF millions	2005	% of sales	2004	% of sales	Change in % in CHF	in LC
Sales	**499**		468		7%	6%
EBITDA before exceptional items	**59**	11.8%	56	12.0%	5%	4%
Op. income bef. restructuring, disposals and amort. of goodwill	**47**	9.4%	45	9.6%	4%	1%
Operating income	**47**	9.4%	55	11.8%	-15%	-18%

* See Definitions of Terms of Financial Measurements on page 13.

Price increases and higher volumes for the **Functional Chemicals Division** resulted in solid growth in local currency terms. This positive development was in evidence throughout all regions and businesses. The higher prices were unable to offset the negative impact from substantially higher raw material costs, leading to a lower margin compared to a year ago. Responding to high oil prices, all crude oil-based raw materials rose substantially in the second quarter. Capacity utilization was at a high level across all businesses.

Higher raw material costs for the **Detergents business** were only partially passed on to the customer, below the divisional average. Good demand on the global market resulted in solid growth. Further progress with major key accounts to develop color care additives and low temperature bleach was achieved.

Higher volumes and an improved climate for better prices led to good growth for **Performance Chemicals** compared with the same period a year ago. Europe and Asia saw an increasing demand for **Personal Care** and **Construction Chemicals**. In the crop protection area, a new range of next generation environmentally friendly additives based on renewable raw materials was launched.

Good demand for **Process Chemicals** and higher prices compared with a year earlier resulted in solid growth. Higher raw material prices were not fully passed on to the customer. A strong increase in functional fluids and in all segments of the oil business such as exploration, production and refining were the main drivers for this development. The acquisition of Datachem Inc. in the Gulf of Mexico strengthened the American oilfield service business to serve the customers in the area.

Life Science & Electronic Chemicals (Continuing operations)

First Half

in CHF millions	**2005**	% of sales	**2004**	% of sales	Change in % in CHF	Change in % in LC
Sales	**475**		528		-10%	-9%
EBITDA before exceptional items	**41**	8.6%	42	8.0%	-2%	-1%
Op. income bef. restructuring, disposals and amort. of goodwill	**22**	4.6%	18	3.4%	22%	26%
Operating income	**11**	2.3%	20	3.8%	-45%	-44%

Second Quarter

in CHF millions	**2005**	% of sales	**2004**	% of sales	Change in % in CHF	Change in % in LC
Sales	**256**		275		-7%	-6%
EBITDA before exceptional items	**25**	9.8%	25	9.1%	0%	-1%
Op. income bef. restructuring, disposals and amort. of goodwill	**16**	6.3%	15	5.5%	7%	8%
Operating income	**6**	2.3%	1	0.4%		

* See Definitions of Terms of Financial Measurements on page 13.

The **Life Science Chemicals Division** showed a mixed picture across its two main businesses. Higher prices were not able to offset the loss in volume resulting in declining sales in local currency terms. Higher raw material prices were passed on to customers only to a limited extent. Recent restructuring efforts started to show a positive impact, resulting in an improved operating margin before exceptionals.

Some delays in demand and a contract loss already reported in the first quarter depressed sales amid ongoing tough market conditions in the **Pharma** segment. The loss in volume was the main cause of the weaker performance. Positive developments in generics were unable to offset the negative developments in innovators. Increasing signs of customers outsourcing their requirements and considering Clariant as their partner were in evidence.

Good growth driven by a solid demand and higher prices for products was achieved in **Specialty Fine Chemicals.** Key products such as glyoxal, glyoxylic acid and side-chain chlorination products as precursors for agrochemicals performed well. Pressure on raw material costs eased somewhat for selected materials, while others were still in short supply at high cost. The agro market remained strong.

Regional Developments (Continuing operations)

Second Quarter *in CHF millions*	2005	% of sales	2004	% of sales	% Change CHF	% Change LC
Europe	**1'079**	51.5%	1'066	51.3%	1%	1%
of which Germany	324		*306*		*6%*	*4%*
Americas	**549**	26.2%	551	26.5%	0%	1%
of which USA	261		*291*		*-10%*	*-4%*
Asia / Australia / Africa	**467**	22.3%	462	22.2%	1%	1%
Total continuing operations	**2'095**	100.0%	**2'079**	100.0%	1%	1%
Discontinuing operations	0		134			
Total Group	**2'095**		**2'213**			

Europe

In the Second Quarter of 2005, European sales accounted for 52% of total group turnover. Sales increased by 1% both in local currency terms and in Swiss franc terms. The picture was mixed on a country basis. While Germany showed broad-based sales growth of 4% in local currency terms (+6% in Swiss francs), sales in other main European countries were mostly lower.

Americas

Group companies' sales in the Americas contributed 26% of Group turnover for the Second Quarter of 2005. Sales increased by 1% in local currency terms and remained flat in Swiss franc terms. In the U.S., sales decreased by 4% in local currency terms and by 10% in Swiss franc terms mainly due to adverse developments in the pharma and textile dyes sectors. In Latin America, sales developed positively in Swiss franc terms, substantial sales growth was achieved in particular in Argentina and Mexico.

Asia, Africa, Australia

In the Second Quarter of 2005, group companies' sales in Asia, Australia and Africa contributed 22% of group sales. Sales increased by 1% both in local currency terms and in Swiss franc terms. Substantial sales growth in Swiss franc terms (as well as in local currency terms) was achieved in particular in China, Japan, India and Pakistan, whereas sales in South Korea decreased.

Definition of Terms of Financial Measurements

The following financial measurements are supplementary financial indicators. They should be considered in addition to, not as a substitute for, operating income, net income, operating cash flow and other measures of financial performance and liquidity reported in accordance with International Financial Reporting Standards (IFRS).

EBITDA – (Earnings before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation on fixed assets and amortization of goodwill and intangibles and can be reconciled from the Condensed Financial Statements as follows:

EBITDA	**First Half**		**Second Quarter**	
in CHF millions	**2005**	2004	**2005**	2004
Operating income	**223**	317	**113**	150
+ Depreciation of fixed assets	**134**	153	**67**	72
+ Impairment of goodwill and fixed assets	**13**	26	**9**	12
+ Amortization of intangibles	**7**	5	**5**	4
EBITDA	**377**	501	**194**	238

EBITDA before exceptional items – is calculated as EBITDA plus expenses for restructuring and impairment and gain/ loss on disposals

EBITDA before exceptional items	**First Half**		**Second Quarter**	
in CHF millions	**2005**	2004	**2005**	2004
EBITDA	**377**	501	**194**	238
+ Restructuring and Impairment	**59**	65	**30**	41
- Impairment of fixed assets (reported under Restructuring and impairment)	**-13**	-11	**-9**	-4
+/- Gain/ Loss on Disposals	**0**	-10	**0**	-10
EBITDA before exceptional items	**423**	545	**215**	265

Operating income before exceptional items and amortization of goodwill – is calculated as operating income before restructuring and disposals plus amortization of goodwill and can be reconciled from the Condensed Financial Statements as follows:

Operating income before exceptional items and amortization of goodwill	**First Half**		**Second Quarter**	
in CHF millions	**2005**	2004	**2005**	2004
Operating income	**223**	317	**113**	150
+ Restructuring and Impairment	**59**	65	**30**	41
+/- Gain/ Loss on Disposals	**0**	-10	**0**	-10
+ Amortization of Goodwill	**0**	15	**0**	7
Operating income before exceptional items and amortization of goodwill	**282**	387	**143**	188

EBITDA margin – is EBITDA expressed as a percentage of Third party sales
Operating margin – is operating income expressed as percentage of Third party sales.

Net debt – is the sum of current and non-current financial debt less cash and cash equivalents and short-term deposits (CHF 71 million at June 30, 2005 and CHF 87 million the year before) reported in other current assets.

Condensed Financial Statement of the Clariant Group at June 30, 2005

unaudited, all amounts in CHF millions

Condensed Income Statements

Income Statements of the Group

	First Half				Second Quarter			
in CHF millions	**2005**	% of sales	2004	% of sales	**2005**	% of sales	2004	% of sales
Sales	4'087	100.0%	4'419	100.0%	2'095	100.0%	2'213	100.0%
Costs of goods sold	-2'835	69.4%	-2'960	67.0%	-1'456	69.5%	-1'484	67.1%
Gross profit	**1'252**	30.6%	1'459	33.0%	**639**	30.5%	**729**	32.9%
Marketing and distribution	-648	15.9%	-644	14.6%	-328	15.7%	-321	14.5%
Administration & general overhead cost	-226	5.5%	-298	6.7%	-120	5.7%	-156	7.0%
Research and development	-106	2.6%	-145	3.3%	-53	2.5%	-72	3.3%
Income from associated companies	10	0.2%	15	0.3%	5	0.2%	8	0.4%
Gain/ Loss on Disposal	0		10	0.2%	0		10	0.5%
Restructuring and impairment	-59	1.4%	-65	1.5%	-30	1.4%	-41	1.9%
Amortization of goodwill			-15	0.3%			-7	0.3%
Operating income	**223**	5.5%	317	7.2%	**113**	5.4%	**150**	6.8%
Finance costs - net (1)	-31	0.8%	-98	2.2%	-14	0.7%	-38	1.7%
Income before taxes and minority interests	**192**	4.7%	219	5.0%	**99**	4.7%	**112**	5.1%
Taxes	-46	1.1%	-88	2.0%	-25	1.2%	-54	2.4%
Net income	**146**		**131**		**74**		**58**	
Attributable to:								
Equity holders of the company	142		126		72		54	
Minority interests	4		5		2		4	
Net income	**146**	3.6%	**131**	3.0%	**74**	3.5%	**58**	2.6%
Earnings per share for profit attributable to the equity holders of the company for the period:								
Basic earnings per share (in CHF) (2)	**0.62**		0.65		0.30		0.23	
Diluted earnings per share (in CHF) (2)	**0.62**		0.65		0.30		0.23	

(1) Currency impact YTD 2005 of CHF +37 mn vs YTD June 2004 of CHF -15 mn.
(2) calculated with average numbers of shares outstanding (prior year figures adjusted for capital increase with adjustment factor 1.15)

Condensed Divisional Figures

Sales of Divisions to 3rd parties		**First Half**				**Second Quarter**		
	2005	**2004**	Change in %		**2005**	**2004**	Change in %	
in CHF millions			in CHF	in LC			in CHF	in LC
Textile, Leather, Paper	1'061	1'123	-6%	-4%	555	570	-3%	-2%
Pigments & Additives	955	956	0%	2%	495	482	3%	3%
Masterbatches	570	570	0%	1%	290	284	2%	2%
Functional Chemicals	1'026	988	4%	5%	499	468	7%	6%
Life Science Chemicals	475	528	-10%	-9%	256	275	-7%	-6%
Divisions Total	**4'087**	**4'165**			**2'095**	**2'079**		
Corporate	0	0			0	0		
Total continuing	**4'087**	**4'165**	-2%	-1%	**2'095**	**2'079**	1%	1%
Discontinuing operations	0	254			0	134		
Total	**4'087**	**4'419**			**2'095**	**2'213**		

EBITDA*								
	2005	**2004**	Change in %		**2005**	**2004**	Change in %	
in CHF millions			in CHF	in LC			in CHF	in LC
Textile, Leather, Paper	104	95	9%	10%	55	46	20%	17%
Pigments & Additives	124	135	-8%	-8%	67	79	-15%	-16%
Masterbatches	54	71	-24%	-24%	25	35	-24%	-30%
Functional Chemicals	122	141	-13%	-13%	59	66	-11%	-13%
Life Science Chemicals	36	48	-25%	-24%	22	15	47%	41%
Divisions Total	**440**	**490**			**228**	**241**		
Corporate	-63	-33			-34	-27		
Total continuing	**377**	**457**	-18%	-17%	**194**	**214**	-9%	-9%
Discontinuing operations	*0*	44			*0*	24		
Total	**377**	**501**			**194**	**238**		

Operating income								
	2005	**2004**	Change in %		**2005**	**2004**	Change in %	
in CHF millions			in CHF	in LC			in CHF	in LC
Textile, Leather, Paper	68	50	36%	36%	37	24	54%	48%
Pigments & Additives	83	91	-9%	-8%	47	61	-23%	-24%
Masterbatches	38	54	-30%	-30%	17	26	-35%	-36%
Functional Chemicals	98	116	-16%	-16%	47	55	-15%	-18%
Life Science Chemicals	11	20	-45%	-44%	6	1		
Divisions Total	**298**	**331**			**154**	**167**		
Corporate	-75	-45			-41	-35		
Total continuing	**223**	**286**	-22%	-21%	**113**	**132**	-14%	-14%
Discontinuing operations	0	31			0	18		
Total	**223**	**317**			**113**	**150**		

On September 30, 2004, Clariant sold the business unit Electronic Materials, belonging to the LSC division, to The Carlyle Group. As a consequence, Electronic Materials is disclosed as Discontinuing Operations for 2004.
* See Definitions of Terms of Financial Measurements on page 13.

Condensed Divisional Figures

EBITDA margin*								
	First Half				**Second Quarter**			
in CHF millions	**2005**	% of sales	**2004**	% of sales	**2005**	% of sales	**2004**	% of sales
Textile, Leather, Paper	104	9.8%	95	8.5%	55	9.9%	46	8.1%
Pigments & Additives	124	13.0%	135	14.1%	67	13.5%	79	16.4%
Masterbatches	54	9.5%	71	12.5%	25	8.6%	35	12.3%
Functional Chemicals	122	11.9%	141	14.3%	59	11.8%	66	14.1%
Life Science Chemicals	36	7.6%	48	9.1%	22	8.6%	15	5.5%
Divisions Total	**440**		**490**		**228**		**241**	
Corporate	-63		-33		-34		-27	
Total continuing	**377**	9.2%	**457**	11.0%	**194**	9.3%	**214**	10.3%
Discontinuing operations	0		44		0		24	
Total	**377**		**501**		**194**		**238**	

Operating income margin*								
in CHF millions	**2005**	% of sales	**2004**	% of sales	**2005**	% of sales	**2004**	% of sales
Textile, Leather, Paper	68	6.4%	50	4.5%	37	6.7%	24	4.2%
Pigments & Additives	83	8.7%	91	9.5%	47	9.5%	61	12.7%
Masterbatches	38	6.7%	54	9.5%	17	5.9%	26	9.2%
Functional Chemicals	98	9.6%	116	11.7%	47	9.4%	55	11.8%
Life Science Chemicals	11	2.3%	20	3.8%	6	2.3%	1	0.4%
Divisions Total	**298**		**331**		**154**		**167**	
Corporate	-75		-45		-41		-35	
Total continuing	**223**	5.5%	**286**	6.9%	**113**	5.4%	**132**	6.3%
Discontinuing operations	0		31		0		18	
Total	**223**		**317**		**113**		**150**	

On September 30, 2004, Clariant sold the business unit Electronic Materials, belonging to the LSC division, to The Carlyle Group. As a consequence, Electronic Materials is disclosed as Discontinuing Operations for 2004.
* See Definitions of Terms of Financial Measurements on page 13.

Condensed Statement of Sales by Regions

Allocated by region of-party's sales destination

First Half *in CHF millions*	2005	% of sales	2004	% of sales	% Change CHF	% Change LC
Europe	**2'139**	52.3%	2'172	52.2%	-2%	-1%
of which Germany	*657*		*633*		*4%*	*5%*
Americas	**1'070**	26.2%	1'097	26.3%	-2%	0%
of which USA	*523*		*580*		*-10%*	*-6%*
Asia / Australia / Africa	**878**	21.5%	896	21.5%	-2%	1%
Total continuing operations	**4'087**	100.0%	**4'165**	100.0%	-2%	-1%
Discontinuing operations	0		254			
Total Group	**4'087**		**4'419**			

Second Quarter *in CHF millions*	2005	% of sales	2004	% of sales	% Change CHF	% Change LC
Europe	**1'079**	51.5%	1'066	51.3%	1%	1%
of which Germany	324		*306*		*6%*	*4%*
Americas	**549**	26.2%	551	26.5%	0%	1%
of which USA	261		*291*		*-10%*	*-4%*
Asia / Australia / Africa	**467**	22.3%	462	22.2%	1%	1%
Total continuing operations	**2'095**	100.0%	**2'079**	100.0%	1%	1%
Discontinuing operations	0		134			
Total Group	**2'095**		**2'213**			

On September 30, 2004, Clariant sold the business unit Electronic Materials, belonging to the LSC division, to The Carlyle Group. As a consequence, Electronic Materials is disclosed as Discontinuing Operations for 2004.

Condensed Balance Sheets (unaudited)

in CHF millions	30.6.2005	% of assets	31.12.2004 Restated	% of assets
Assets				
Non-current assets				
Tangible fixed assets	2'569		2'440	
Intangible assets	408		405	
Investments in associated companies	220		226	
Financial and other non-current assets	102		96	
Deferred tax assets	285		270	
Total Non-current assets	**3'584**	42.9%	**3'437**	42.8%
Current assets				
Inventories	1'566		1'325	
Trade accounts receivable	1'482		1'374	
Other current assets [(1)]	575		424	
Cash and cash equivalents	1'092		1'477	
Total Current assets	**4'715**	56.4%	**4'600**	57.2%
Non-current assets classified as held for sale	**56**	0.7%	**0**	0.0%
Total Assets	**8'355**	100.0%	**8'037**	100.0%
Equity & Liabilities				
Equity				
Share capital	1'093		1'151	
Treasury shares (par value)	-18		-16	
Reserves	648		529	
Retained earnings	706		568	
Minority interests	67		56	
Total Equity	**2'496**	29.9%	**2'288**	28.5%
Liabilities				
Non-current liabilities				
Financial debts	1'629		1'723	
Deferred tax liabilities	365		373	
Provisions for non-current liabilities	873		798	
Total Non-current liabilities	**2'867**	34.3%	**2'894**	36.0%
Current liabilities				
Trade and other accounts payable	1'229		1'165	
Financial debts	1'167		1'172	
Taxes payable	187		153	
Provisions for current liabilities	381		365	
Total Current liabilities	**2'964**	35.5%	**2'855**	35.5%
Liabilities directly associated with non-current assets classified as held for sale	**28**	0.3%	**0**	0.0%
Total Liabilities	**5'859**	70.1%	**5'749**	71.5%
Total Equity & Liabilities	**8'355**	100.0%	**8'037**	100.0%

[(1)] Thereof CHF 71 million in short-term deposits (2004 CHF 87 million)

Condensed Cash Flow Statements (unaudited)

in CHF millions	First Half 2005	First Half 2004 Restated	Second Quarter 2005	Second Quarter 2004 Restated
Net income (including minorities)	**146**	131	**74**	58
Depreciation of fixed assets	**134**	153	**67**	72
Impairment of goodwill and fixed assets	**13**	26	**9**	12
Amortization of intangible assets	**7**	5	**5**	3
Changes in non-current liabilities	**80**	148	**27**	48
Interest paid	**-55**	-61	**-28**	-26
Income tax paid	**-37**	-61	**-14**	-29
Bookgain on disposals (bef. Recycled FX variances and taxes)	**0**	-10	**0**	-10
Other non cash items	**-53**	1	**-33**	-30
Operating Cash Flow before changes in working capital	**235**	332	**107**	98
Change in inventories	**-157**	-23	**-69**	17
Change in trade account receivables	**-50**	-118	**-68**	-54
Change in trade account payables	**-28**	4	**-5**	21
Change in other current assets and liabilities	**-43**	92	**-30**	102
Operating Cash Flow	**-43**	287	**-65**	184
Investments in tangible fixed assets	**-151**	-111	**-81**	-58
Investments in intangible assets	**-2**	-6	**-1**	-6
Sale of tangible and intangible assets	**7**	6	**5**	4
Acquisitions of companies, businesses and participations	**-11**	0	**-11**	0
Proceeds from the sale of discont. operations, subsidaries, associated companies	**5**	10	**5**	10
Dividends received	**22**	29	**10**	9
Interest received	**34**	8	**31**	7
Total Cash Flow from investing activities	**-96**	-64	**-42**	-34
Increase/decrease of share capital	**-58**	874	**-58**	874
Treasury share transactions	**-10**	5	**-8**	4
Changes in current and non-current financial debt and short-term deposits	**-190**	-882	**-44**	-533
Dividends paid to third parties	**-2**	-33	**-2**	-33
Total Cash Flow from financing activities	**-260**	-36	**-112**	312
Currency translation effect on cash and cash equivalents	**14**	1	**7**	-4
Net change in cash & cash equivalents	-385	188	-212	458
Cash and cash equivalents at the beginning of the period	**1477**	929	**1304**	659
Cash and cash equivalents at the end of period	**1092**	1117	**1092**	1117

Condensed statement of changes in equity (unaudited)

CHF mn	Total share capital	Treasury shares (par value)	Reserves: Share premium reserves	Reserves: Hedging reserves	Reserves: Cumulative translation reserves	Reserves: Total	Retained earnings	Minorities	Total equity
Balance 31 December 2003	**767**	**-18**	**274**	**-8**	**-243**	**23**	**404**	**64**	**1'240**
Changes in accounting policy						**0**	22		**22**
Restated balance 31 December 2003	**767**	**-18**	**274**	**-8**	**-243**	**23**	**426**	**64**	**1'262**
Net income recognized directly in equity				**3**	**-27**	**-24**	**1**	**1**	**-22**
Net Income						**0**	126	5	**131**
Total recognized income and expense for the period	**0**	**0**	**0**	**3**	**-27**	**-24**	**127**	**6**	**109**
Dividends to third parties						**0**	-30	-3	-33
Increase/decrease of share capital	384		490			**490**			874
Treasury share transactions and share based payments						**0**	9		9
Balance 30 June 2004	**1'151**	**-18**	**764**	**-5**	**-270**	**489**	**532**	**67**	**2'221**
Balance 31 December 2004	**1'151**	**-16**	**767**	**-5**	**-233**	**529**	**538**	**56**	**2'258**
Changes in accounting policy						**0**	30		**30**
Restated balance 31 December 2004	**1'151**	**-16**	**767**	**-5**	**-233**	**529**	**568**	**56**	**2'288**
Net income recognized directly in equity	**0**	**0**	**0**	**0**	**119**	**119**	**0**	**9**	**128**
Net Income						**0**	142	4	**146**
Total recognized income and expense for the period	**0**	**0**	**0**	**0**	**119**	**119**	**142**	**13**	**274**
Dividends to third parties						**0**		-2	-2
Increase/decrease of share capital	-58					**0**			-58
Treasury share transactions and share based payments		-2				**0**	-4		-6
Balance 30 June 2005	**1'093**	**-18**	**767**	**-5**	**-114**	**648**	**706**	**67**	**2'496**

Condensed Earnings Per Share Data

First Half	**2005**	2004
Number of shares outstanding at 30.06.05 and 30.06.04 respectively	**230'160'000**	230'160'000
Weighted average, number of shares outstanding	**226'858'343**	193'875'406 *
Weighted average, diluted number of shares outstanding	**228'014'377**	195'042'898 *
Basic earnings per share (in CHF)*	**0.62**	0.65
Diluted earnings per share (in CHF)*	**0.62**	0.65

* Restated for impact of capital increase in April 2004 (adjustment factor is 1.15)

1. **Basis of preparation of financial statements**
These financial statements are the interim condensed financial statements of Clariant Ltd (hereafter "the interim financial statements"), a company registered in Switzerland, and its subsidiaries for the six-month period ended on 30 June, 2005 (hereafter "the Group"). They are prepared in accordance with the International Accounting Standard 34 (IAS 34 "Interim Financial Reporting") and were approved on July 28-29, 2005 by the Board of Directors. These interim financial statements should be read in conjunction with the Consolidated Financial Statements for the year ended 31 December 2004 (hereafter "the annual financial statements") as they provide an update of previously reported information.

The accounting policies used are consistent with those used in the annual financial statements. Where necessary, the comparatives have been reclassified or extended from the previously reported interim results to take into account any presentational changes made in the annual financial statements or in these interim financial statements.

The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.

2. **Seasonality of Operations**
The Group operates in industries where significant seasonal or cyclical variations in total sales are not experienced during the financial year.

3. **Adoption of new and improved International Financial Reporting Standards**
On 1 January 2005 a number of new and improved International Financial Reporting Standards became effective. This led to a number of reclassifications in the financial statement of the Group, the effects of which were the following on the balance sheet of 31 December 2004

IFRS 2, Share-based payment
The adoption of IFRS 2, Share-based payment has resulted in a change in the accounting policy for share-based payments. Until 31 December 2004 accruals for share-based payments were recorded as an expense in the income statement and a provision in the balance sheet. No expense was recognized for the provision of share options. The adoption of IFRS 2 led to the reclassification of CHF 39 million from provisions to equity and of CHF 9 million from deferred tax assets to equity, resulting in a total impact on equity of CHF 30 million as at 31 December 2004. Of this amount CHF 22 million refers to reporting periods up to 31 December 2003 and CHF 8 million to 2004. Of the latter amount CHF 4 million are reported in the condensed Statement of Changes in Equity for the First Six Months 2004 on a pro rata basis.

The adoption of IFRS 2 had an impact on the income statement of less than CHF 1 million in the First Six Months 2004 and an impact of approximately CHF 4 million in the First Six Months 2005.

IFRS 3, Business Combinations
The adoption of IFRS 3, IAS 36 (revised) and IAS 38 (revised) resulted in a change in the accounting policy for goodwill. Until 31 December 2004 goodwill was:

- Amortized on a straight line basis over a period ranging from ten to 20 years; and
- Assessed for an indication of impairment at each balance sheet date.

In accordance with IFRS 3:

- The group ceased amortization of goodwill from 1 January 2005;
- Accumulated amortization as at 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill;
- From the year ended 31 December 2005 onwards, goodwill is tested annually for impairment, as well as when there are indications of impairment.
- Amortization of goodwill amounted to CHF 15 million for the First Six Months of 2004.

IAS 39, Financial Instruments (revised)
The modification of IAS 39 also comprised a clearer focus with regard to the criteria for de-recognition of financial instruments on the balance sheet. In view of the new guidance to this point it was decided that the recognition in the balance sheet of trade receivables securitized in the US and Germany in ABS programs would give a clearer picture of the financial situation of the Group. This led to an increase of trade receivables and short-term financial debts of CHF 241 million in the balance sheet as at 31 December 2004.

IAS 21, The Effects of Changes in Foreign Exchange Rates (revised)
IAS 21 (revised 2003), which became effective as of 1 January 2005 allows exchange rate differences arising on monetary items that form part of a reporting entity's net investment in a foreign operation to be recorded in equity only if resulting from transactions between the reporting entity and the foreign operation, and are denominated in the functional currency of either the reporting entity or the foreign operation. This represents a more stringent requirement than the one included in the prior version of IAS 21. In the June 2005 discussion of the IASB, it was decided to amend IAS 21 (revised 2003) to allow monetary items to be expressed in a third currency, as well as permit monetary items transacted with other members of the consolidated group to be also considered as being of an equity nature when meeting the requirements for classification as investment. This amendment is expected to be implemented prior to the end of 2005. The company has therefore not amended its financial statements to reflect the above-mentioned changes introduced by IAS 21 (revised 2003) in its interim financial statements, as any such amendment is likely to require reversal in the annual financial statements. The effect of any such change of policy would have been a reduction of the cumulative translation reserve (CTA) balance and a corresponding decrease in finance costs for the reporting period and the same period of the preceding year.

IAS 1, Presentation of Financial Statements (revised)
The revised IAS 1 requires that minority interests are included in equity. The adoption of this requirement resulted in the reclassification of CHF 56 million to equity in the balance sheet as at 31 December 2004.

In addition to this IAS 1 (revised) now requires that net income in the income statement comprise the minority shares in the net income as well. As a consequence of this the line Net Income in the cash flow statement now also includes the minority share of the net income.

4. **Repayments of debt**
During the reporting period a bond in the amount CHF 201 million and a bank loan denominated in Japanese yen in the amount of CHF 78 million were paid back.

5. Non-current assets held for sale

On 1 January 2005 IFRS 5, Non-current Assets held for sale and Discontinued Operations became effective. The standard requires that non-current assets and associated liabilities are to be reported separately in the balance sheet, if it is Management's intention to sell them and if a sale is probable in the next twelve months. In accordance with this requirement assets held in Germany in the amount of CHF 56 million and the directly related liabilities in the amount of CHF 28 million are reported as held-for-sale in the balance sheet of 30 June 2005.

6. Restructuring and Impairment

During the reporting period, the Clariant Group recorded expenses for restructuring and impairment in the amount of CHF 59 million. This concerned a number of projects mainly in Switzerland, Germany, France and the UK where personnel levels are being further reduced and fixed assets that were made redundant were written off.

7. Nominal Value Reduction

On April 7, 2005 the ordinary General Meeting of shareholders approved the repayment of CHF 0.25 of the nominal value of each registered share, resulting in the reduction of the nominal value from CHF 5 to CHF 4.75 per registered share. The approved pay out took place on June 23, 2005 and reduced the share capital by CHF 57 540 000.

8. Recurring Divisional Figures

Sales of Divisions to 3rd parties

in CHF millions	First Half 2005	First Half 2004	Change in % in CHF	Change in % in LC	Second Quarter 2005	Second Quarter 2004	Change in % in CHF	Change in % in LC
Textile, Leather, Paper	1'061	1'123	-6%	-4%	555	570	-3%	-2%
Pigments & Additives	955	956	0%	2%	495	482	3%	3%
Masterbatches	570	570	0%	1%	290	284	2%	2%
Functional Chemicals	1'026	988	4%	5%	499	468	7%	6%
Life Science Chemicals	475	528	-10%	-9%	256	275	-7%	-6%
Divisions Total	**4'087**	**4'165**			**2'095**	**2'079**		
Corporate	0	0			0	0		
Total continuing	**4'087**	**4'165**	-2%	-1%	**2'095**	**2'079**	1%	1%
Discontinuing operations	0	254			0	134		
Total	**4'087**	**4'419**			**2'095**	**2'213**		

EBITDA before exceptionals

in CHF millions	First Half 2005	First Half 2004	Change in % in CHF	Change in % in LC	Second Quarter 2005	Second Quarter 2004	Change in % in CHF	Change in % in LC
Textile, Leather, Paper	111	124	-10%	-10%	58	61	-5%	-7%
Pigments & Additives	133	159	-16%	-16%	73	83	-12%	-12%
Masterbatches	58	73	-21%	-21%	28	36	-22%	-26%
Functional Chemicals	127	129	-2%	-2%	59	56	5%	4%
Life Science Chemicals	41	42	-2%	-1%	25	25	0%	-1%
Divisions Total	**470**	**527**			**243**	**261**		
Corporate	-47	-26			-28	-20		
Total continuing	**423**	**501**	-16%	-15%	**215**	**241**	-11%	-11%
Discontinuing operations	0	44			0	24		
Total	**423**	**545**			**215**	**265**		

Operating income before exceptionals

in CHF millions	First Half 2005	First Half 2004	Change in % in CHF	Change in % in LC	Second Quarter 2005	Second Quarter 2004	Change in % in CHF	Change in % in LC
Textile, Leather, Paper	75	90	-17%	-16%	40	45	-11%	-14%
Pigments & Additives	98	123	-20%	-20%	55	65	-15%	-16%
Masterbatches	42	59	-29%	-28%	20	29	-31%	-32%
Functional Chemicals	103	104	-1%	-2%	47	45	4%	1%
Life Science Chemicals	22	18	22%	26%	16	15	7%	8%
Divisions Total	**340**	**394**			**178**	**199**		
Corporate	-58	-38			-35	-29		
Total continuing	**282**	**356**	-21%	-20%	**143**	**170**	-16%	-16%
Discontinuing operations	0	31			0	18		
Total	**282**	**387**			**143**	**188**		

9. Recurring Divisional Margins

Sales of Divisions to 3rd parties

	First Half				Second Quarter			
	2005	%	**2004**	%	**2005**	% of sales	**2004**	% of sales
in CHF millions								
Textile, Leather, Paper	1'061	26.0%	1'123	27.0%	555	26.5%	570	27.4%
Pigments & Additives	955	23.4%	956	23.0%	495	23.6%	482	23.2%
Masterbatches	570	13.9%	570	13.7%	290	13.9%	284	13.7%
Functional Chemicals	1'026	25.1%	988	23.7%	499	23.8%	468	22.5%
Life Science Chemicals	475	11.6%	528	12.6%	256	12.2%	275	13.2%
Divisions Total	**4'087**	100.0%	**4'165**	100.0%	**2'095**	100.0%	**2'079**	100.0%
Corporate	0		0		0		0	
Total continuing	**4'087**		**4'165**		**2'095**		**2'079**	
Discontinuing operations	0		254		0		134	
Total	**4'087**		**4'419**		**2'095**		**2'213**	

EBITDA margin before exceptionals

	2005	% of sales	**2004**	% of sales	**2005**	% of sales	**2004**	% of sales
in CHF millions								
Textile, Leather, Paper	111	10.5%	124	11.0%	58	10.5%	61	10.7%
Pigments & Additives	133	13.9%	159	16.6%	73	14.7%	83	17.2%
Masterbatches	58	10.2%	73	12.8%	28	9.7%	36	12.7%
Functional Chemicals	127	12.4%	129	13.1%	59	11.8%	56	12.0%
Life Science Chemicals	41	8.6%	42	8.0%	25	9.8%	25	9.1%
Divisions Total	**470**		**527**		**243**		**261**	
Corporate	-47		-26		-28		-20	
Total continuing	**423**	10.3%	**501**	12.0%	**215**	10.3%	**241**	11.6%
Discontinuing operations	0		44		0		24	
Total	**423**		**545**		**215**		**265**	

Operating income margin before exceptionals

	2005	% of sales	**2004**	% of sales	**2005**	% of sales	**2004**	% of sales
in CHF millions								
Textile, Leather, Paper	75	7.1%	90	8.0%	40	7.2%	45	7.9%
Pigments & Additives	98	10.3%	123	12.9%	55	11.1%	65	13.5%
Masterbatches	42	7.4%	59	10.4%	20	6.9%	29	10.2%
Functional Chemicals	103	10.0%	104	10.5%	47	9.4%	45	9.6%
Life Science and Electronic Materials	22	4.6%	18	3.4%	16	6.3%	15	5.5%
Divisions Total	**340**		**394**		**178**		**199**	
Corporate	-58		-38		-35		-29	
Total continuing	**282**	6.9%	**356**	8.5%	**143**	6.8%	**170**	8.2%
Discontinuing operations	0		31		0		18	
Total	**282**		**387**		**143**		**188**	

Systematic depreciation on tangible fixed assets

	2005	% of sales	**2004**	% of sales	**2005**	% of sales	**2004**	% of sales
in CHF millions								
Textile, Leather, Paper	36	3.4%	34	3.0%	18	3.2%	16	2.8%
Pigments & Additives	35	3.7%	36	3.8%	18	3.6%	18	3.7%
Masterbatches	15	2.6%	13	2.3%	7	2.4%	6	2.1%
Functional Chemicals	24	2.3%	25	2.5%	12	2.4%	11	2.4%
Life Science and Electronic Materials	19	4.0%	24	4.5%	9	3.5%	10	3.6%
Divisions Total	**129**		**132**		**64**		**61**	
Corporate	5		8		3		5	
Total continuing	**134**	3.3%	**140**	3.4%	**67**	3.2%	**66**	3.2%
Discontinuing operations	0		13		0		6	
Total	**134**		**153**		**67**		**72**	

10. Restated Figures for First Quarter

As of 1 January 2005 a substantial number of changes in the internal accounting and reporting procedures were introduced. A critical review of these procedures during the second quarter 2005 made evident that the method used to allocate depreciation and amortization to the divisions was not fully consistent with the method used for prior years. As a consequence the allocation method was improved and the resulting numbers for the first quarter 2005 are restated below.

First Quarter

EBITDA before exceptionals

	2005	**2004**	Change in %	
in CHF millions			in CHF	in LC
Textile, Leather, Paper	53	63	-15.9%	-12.9%
Pigments & Additives	60	76	-21.1%	-19.3%
Masterbatches	30	37	-18.9%	-16.9%
Functional Chemicals	67	73	-8.2%	-5.7%
Life Science Chemicals	16	17	-5.9%	-2.6%
Divisions Total	**226**	**266**		
Corporate	-18	-6		
Total continuing	**208**	**260**	-20.0%	-10.4%
Discontinuing operations		20		
Total	**208**	**280**		

EBITDA

	2005	**2004**	Change in %	
in CHF millions			in CHF	in LC
Textile, Leather, Paper	49	49	0.0%	3.1%
Pigments & Additives	57	56	1.8%	3.8%
Masterbatches	29	36	-19.4%	-18.0%
Functional Chemicals	63	75	-16.0%	-14.2%
Life Science Chemicals	14	33	-57.6%	-53.1%
Divisions Total	**212**	**249**		
Corporate	-29	-6		
Total continuing	**183**	**243**	-24.7%	-14.5%
Discontinuing operations	0	20		
Total	**183**	**263**		

*Split depreciation Service to Division

Systematic depreciation on tangible fixed assets restated

	2005	% of	**2004**	% of
in CHF millions		sales		sales
Textile, Leather, Paper	18	3.6%	18	3.3%
Pigments & Additives	17	3.7%	18	3.8%
Masterbatches	8	2.9%	7	2.4%
Functional Chemicals	12	2.3%	14	2.7%
Life Science and Electronic Materials	10	4.6%	14	5.5%
Divisions Total	**65**		**71**	
Corporate	2		3	
Total continuing	**67**	3.4%	**74**	3.5%
Discontinuing operations	0		7	
Total	**67**		**81**	

11. Rates

Rates used to translate the consolidated balance sheets (closing rate)	**30.6.2005**	31.12.2004	% Change
1 USD	**1.28**	1.13	13%
1 EUR	**1.55**	1.54	1%
1 GBP	**2.31**	2.18	6%
100 JPY	**1.16**	1.10	5%

Average sales-weighted rates used to translate the income statements and consolidated statements of cash flow	**1st Half 2005**	1st Half 2004	% Change
1 USD	**1.20**	1.27	-6%
1 EUR	**1.55**	1.55	0%
1 GBP	**2.25**	2.31	-3%
100 JPY	**1.13**	1.17	-3%

CALENDAR OF CORPORATE EVENTS

November 8, 2005	Nine Month 2005 Results
February 28, 2006	Full Year 2005 Results
April 7, 2006	Annual General Meeting
May 9, 2006	First Quarter 2006 Results
August 2, 2006	Half Year 2006 Results
November 7, 2006	Nine Month 2006 Results

YOUR CLARIANT CONTACTS

Investor Relations	Tel.	+41 61 469 67 48
	Fax	+41 61 469 67 67
Holger Schimanke	Tel.	+41 61 469 67 45
Fabian Hildbrand	Tel.	+41 61 469 67 49
Media Relations	Fax	+41 61 469 65 66
Walter Vaterlaus	Tel.	+41 61 469 61 58
Rainer Weihofen	Tel.	+41 61 469 67 42

Clariant – Exactly your chemistry.

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs about 24,000 people. Headquartered in Muttenz near Basel, it generated sales of around CHF 8.5 billion in 2004.

Clariant's businesses are organized in five divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Functional Chemicals, Life Science Chemicals and Masterbatches.

Clariant is committed to sustainable growth springing from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or else add value to their end products. The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.

www.clariant.com

Clariant – The Way Forward

Half-year Results
Conference Call – August 4, 2005

Clariant

Exactly your chemistry.

Clariant

Exactly your chemistry.

Agenda

Key Factors Half-year 2005

Financial Review

Business Review

Transformation Program Update

Outlook

Half-year 2005 –
Sales momentum regained in second quarter

- Sales up 3% in local currency*
  compared to strong second quarter 2004
- Further positive pricing developments
- High raw material costs continued to reduce margins
- Operating Income** at CHF 282 mn declined from CHF 358 mn*
- Transformation Program delivering further cost base reductions, as planned
- Net income up 30% to CHF 146 mn*

*on a comparable basis ** before exceptional items and amortization of goodwill

Clariant

Exactly your chemistry.

Key Factors HY 2005

Financial Review

Business Review

Transformation Program Update

Outlook

Transformation Program in implementation phase

- Approximately 5,500 measures in place
- Cost savings of CHF 800 mn to CHF 900 mn by 2007
- Cost base reduction of CHF 270 mn already achieved
- On-going continuous improvement processes
- All project targets achieved at or above forecasts
- Job cuts fully on-track

- Sale of Clariant (Acetyl Building Blocks) closed

Clariant

Exactly your chemistry.

Key Factors HY 2005

Financial Review

Business Review

Transformation Program Update

Outlook

Key financial group figures Half-year 2005

Half-year 2005 in mn CHF	2005	% of Sales	[redacted]	Change in % CHF	Change in % LC
Sales	4,087			0	1
Gross profit	1,252	30.6%		-7	-6
EBITDA	377	9.2%		-18	-17
EBITDA before exceptional items	423	10.3%		-16	-15
Operating income before exceptional items and amortization of goodwill	282	6.9%		-21	-20
Operating income	223	5.5%		-24	-22
Net income	146	3.6%			

as per	Jun 05	Dec 04	Jun 04
Net debt	1,632	1,331	2,126
Equity	2,496	2,288	2,221

* The numbers for 2004 are like-for-like to account for the sales of business activities in 2004. Sales in 2004: Electronic Materials of the Life Science Chemicals Division, Lancaster Synthesis Ltd, UK and USA, of the Life Science Chemicals Division, and Clariant Polymers, Japan, of the Textile, Leather & Paper Chemicals Division. All activities were sold effective as per the end of 2004

Clariant
Exactly your chemistry.

Key financial group figures 2nd Quarter 2005

2nd Quarter in mn CHF	2005	% of Sales		Change in % CHF	Change in % LC
Sales	**2,095**		[redacted]	**+2**	**+3**
Gross profit	**639**	**30.5%**	[redacted]	**-4**	**-4**
EBITDA	**194**	**9.3%**	[redacted]	**-10**	**-10**
EBITDA before exceptional items	**215**	**10.3%**	[redacted]	**-11**	**-11**
Operating income before exceptional items and amortization of goodwill	**143**	**6.8%**	[redacted]	**-17**	**-17**
Operating income	**113**	**5.4%**	[redacted]	**-18**	**-18**
Net income (loss)	**74**	**3.5%**	[redacted]		

* The numbers for 2004 are like-for-like to account for the sales of business activities in 2004. Sales in 2004: Electronic Materials of the Life Science Chemicals Division, Lancaster Synthesis Ltd, UK and USA, of the Life Science Chemicals Division, and Clariant Polymers, Japan, of the Textile, Leather & Paper Chemicals Division. All activities were sold effective as per the end of 2004

Clariant

Exactly your chemistry.

Key Factors HY 2005

Financial Review

Business Review

Transformation Program Update

Outlook

Growth in volume and price

2nd Quarter 2005 versus 2nd Quarter 2004, like-for-like*


Volume
Price
Sales in LC
Currency
Sales in CHF
+1%
+2%
-1%

* The numbers for 2004 are like-for-like to account for the sales of business activities in 2004. Sales in 2004: Electronic Materials of the Life Science Chemicals Division, Lancaster Synthesis Ltd, UK and USA, of the Life Science Chemicals Division, and Clariant Polymers, Japan, of the Textile, Leather & Paper Chemicals Division. All activities were sold effective as per the end of 2004

Clariant
Exactly your chemistry.

Key Factors HY 2005
Financial Review
Business Review
Transformation Program Update
Outlook

Positive pricing trend continues



1st Quarter 2004
Half-year 2004
9 Months 2004
Full-year 2004
1st Quarter 2005
Half-year 2005
+2%
+1%
0%
-1%
-2%
-3%

Price change cumulative, compared with year earlier period

Clariant

Exactly your chemistry.

Key Factors HY 2005

Financial Review

Business Review

Transformation Program Update

Outlook

Positive pricing trend across divisions

1st Half-year 2005 versus 1st Half-year 2004

Functional Chemicals 

Textile, Leather & Paper Chemicals 

Masterbatches 

Life Science Chemicals 

Pigments & Additives 

Clariant
Exactly your chemistry.

Key Factors HY 2005

Financial Review

Business Review

Transformation Program Update

Outlook

Growth momentum across all regions in 2nd Quarter (in CHF mn)



1st Quarter 2005
Asia/Australia/Africa 411
Europe 1,060
Americas 521
-1%
-2%
-2%
Sales: 1,992



2nd Quarter 2005
Asia/Australia/Africa 467
Europe 1,079
Americas 549
+1%
+1%
+1%
Sales: 2,095

Continuing operations*,
Changes in LC ⇧

* Continuing Operations: On September 30, 2004, Clariant sold the business unit Electronic Materials, belonging to the LSC division, to the Carlyle Group. As a consequence, Electronic Materials is disclosed as Discontinuing Operations for 2004.

Clariant

Exactly your chemistry.

Key Factors HY 2005

Financial Review

Business Review

Transformation Program Update

Outlook

Financial result helped by currencies

in mn CHF		1st HY 2005	[redacted]
Financial Income		**20**	
Interest Expenses	-72		
Other	-16		
Financial expenses		**-88**	
Currency result, net		**+37**	
Total		**-31**	

*restated

Cash flow affected by higher inventories

in mn CHF	1st HY 2005	[redacted]
Net result	146	
Depreciation & amortization	141	
Other	-52	
Operating cash flow before working capital	**235**	
Change in working capital	-278	
Operating cash flow	**-43**	
Capital expenditure	-153	
Other	57	
Cash flow before financing	**-139**	

*restated

Clariant

Exactly your chemistry.

Key Factors HY 2005

Financial Review

Business Review

Transformation Program Update

Outlook

Debt maturity profile on June 30, 2005



Liquidity
Maturities of financial debt
Committed open lines
750
Cash & equivalents
2400
2200
2000
1800
1600
1400
1200
1000
800
600
400
200
0
767
284
361
631
563
179
8
2005
2006
2007
2008
2009
2010
uncommitted roll over loans
maturities

in mn CHF

Clariant
Exactly your chemistry.

Key Factors HY 2005
Financial Review
Business Review
Transformation Program Update
Outlook

Divisional sales and margins 2nd Quarter 2005 vs. 2nd Quarter 2004 *(continuing operations*)*

2nd Quarter 2005 in mn CHF	Q2 2005 Sales	Change 2005 vs 2004 LC in %	
Textile, Leather & Paper Chemicals	**555**	**-2**	[redacted]
Pigments & Additives	**495**	**+3**	
Masterbatches	**290**	**+2**	
Functional Chemicals	**499**	**+6**	
Life Science Chemicals	**256**	**-6**	
Total continuing operations	**2,095**	**+1**	

* Continuing Operations: On September 30, 2004, Clariant sold the business unit Electronic Materials, belonging to the LSC division, to the Carlyle Group. As a consequence, Electronic Materials is disclosed as Discontinuing Operations for 2004.
** EBITDA margins before exceptional items

Clariant
Exactly your chemistry.

Key Factors HY 2005
Financial Review
Business Review
Transformation Program Update
Outlook

Textile, Leather & Paper Chemicals

- No. 1 worldwide in textile and leather chemicals, sulfur dyes and paper optical brighteners
- Better pricing environment for nearly all businesses
- Margins pressure from higher raw material costs, offset by restructuring efforts
- Good performance with fiber finish and polymer emulsions
- Weaker demand for textiles dyes and especially leather products
- Good demand in paper, esp. for optical brighteners and paper dyes

Sales


LSC
TLP
26%
PA
MB

EBITDA*


LSC
TLP
24%
PA
MB



Half-year 2005

* before exceptional items

Clariant

Exactly your chemistry.

Pigments & Additives

- No. 1 worldwide for organic pigments and pigments for coatings
- Challenging market conditions due to high raw material costs but slightly better pricing environment
- Weaker sales for automotives and weather-related delay for decorative paints
- High level of demand for additives, waxes and flame retardants
- Positive growth momentum in plastics



Sales
LSC
MB
PA
23%

Half-year 2005



EBITDA*
LSC
MB
PA
28%

* before exceptional items



Clariant
Exactly your chemistry.

Masterbatches

- No. 1 worldwide in color masterbatches
- Strong local customer service combined with leading technology
- Stable demand for plastic products worldwide
- Regaining growth momentum
- Moderate increases in Asia, stable European market, North America impacted by slowdown in automotive industry
- Price increases achieved in challenging market conditions and higher raw material prices

Sales


LSC
PA
MB
14%

Half-year 2005

EBITDA*


LSC
PA
MB
12%

* before exceptional items



Clariant
Exactly your chemistry.

Functional Chemicals

- No. 2 worldwide for innovative detergent additives
- Leading partner for combined product and service solutions for the oil and gas industry
- Higher prices but still pressure from higher raw material costs
- Robust volume growth and improved pricing climate across all business lines
- Increased demand for personal care and construction chemicals
- Crop protection and oilfield industries doing particularly well



Sales
LSC
FUN
25%
MB
PA



EBITDA*
LSC
FUN
27%
MB
PA

Half-year 2005

* before exceptional items



Clariant

Exactly your chemistry.

Life Science Chemicals

- Among Top 3 in agro business
- Among top pharma supplier worldwide
- Strong demand for products in speciality fine chemicals, e.g. glyoxal or agrochemicals
- Significant but already anticipated losses in Pharma volumes
- Modest margin improvement due to restructuring

Sales



LSC 12%
PA

Half-year 2005

EBITDA*



LSC 9%
PA

* before exceptional items



Performance improvement measures from 2004 to 2007

EBIT impact of measures*


150
200
350-450
300
600-700
100
800-900
2007

in mn CHF

performance improvement costs restructuring costs & other CPIP costs

performance improvement measures

*before price erosion, FX, raw material impact and others

Clariant
Exactly your chemistry.

Distribution of CPIP benefits & costs

Cost & impact of measures*


26
22
38
64
50
70
2004
2005
30
60
47
75
46
53

in mn CHF

performance improvement costs**   performance improvement impact

*before price erosion, FX, raw material impact and others
**restructuring costs & other CPIP costs

Clariant

Exactly your chemistry.

Substantial job cuts to sharply reduce costs



General Overhead
-22%
800
Manufacturing
-14%
1,500
Supply Chain
-14%
450
Infrastructure/Services
-18%
1,250

Total job cuts: 4,000 identified by end 2005

Clariant

Exactly your chemistry.

Sustainable reduction in personnel



24,769
24,036
31 Dec 2004
Q1
Q2
30 Jun 2005
Number of employees, reported

Clariant

Exactly your chemistry.

Key Factors HY 2005

Financial Review

Business Review

Transformation Program Update

Outlook

Reduction of warehouses, end of June 2005



North America –10%
49
Before
Planned
Europe –53%
128
Before
Today
Asia –19%
75
Before
Today
Latin America –16%
31
Before
Planned
Special Markets –15%
34
Before
Planned

Clariant

Exactly your chemistry.

On-going continuous improvement processes

- Strong execution discipline
- Greater performance orientation
- Expertise in sales and marketing, purchasing and supply chain management
- Consistent cost management
- Commitment to ongoing improvement
- Creation of “One Clariant”

Outlook for 2005

- Improved sales in local currency*
- Improved pricing environment, but adverse currency effects and higher raw material costs expected
- Total cost base reduction of approx. CHF 300 mn for 2005
- Improved operating margin before exceptional items*
- Improved net income*

- Clariant long-term targets confirmed:
  - CHF 400 mn EBIT improvement by end 2007
  - Pre-Tax ROIC above 12% by end 2007

2005 – Increased profitability

*on a comparable basis

Clariant

Exactly your chemistry.

Calendar of upcoming corporate events

November 8, 2005	Nine Month 2005 Results
February 28, 2006	Full Year 2005 Results
April 7, 2006	Annual General Meeting
May 9, 2006	First Quarter 2006 Results
August 2, 2006	First Half 2006 Results
November 7, 2006	Nine Month 2006 Results

Clariant

Exactly your chemistry.

Your Investor Relations contacts

Dr. Holger Schimanke
Head Investor Relations

Phone +41 (0) 61 469 67 45
Mobile +41 (0) 79 343 59 83
email holger.schimanke@clariant.com

Fabian Hildbrand, CIIA
Investor Relations Officer

Phone +41 (0) 61 469 67 49
Mobile +41 (0) 79 763 93 80
email fabian.hildbrand@clariant.com

Natalie Schweigert
Investor Relations Assistant

Phone +41 (0) 61 469 67 48
Mobile +41 (0) 79 822 14 05
Fax +41 (0) 61 469 67 67
email natalie.schweigert@clariant.com



Clariant International Ltd · Rothausstrasse 61 · 4132 Muttenz · Switzerland · investor-relations@clariant.com

The way forward

Strategic focus

- Recognized as a leading Specialty Chemicals Group
  - World-class customer service skills
  - Superior innovation and applications capabilities
  - Leading-edge technologies in synthesis, color and surface effects
- Defend and improve market-leading positions
- Focus on profitability and cash flow generation

Clariant

Exactly your chemistry.

Backup Information

Group & Strategy

Business

Clariant Performance Improvement Program

Current market segments

Textile, Leather & Paper Chemicals	[illegible]	Functional Chemicals	Life Science Chemicals	Masterbatches
■ Textiles ■ Paper ■ Leather	■ Coating Industries ■ Plastic Industries ■ Printing Industries ■ Specialties	■ Detergents ■ Performance Chemicals ■ Process Chemicals	■ Pharmaceutical Fine Chemicals ■ Specialty Fine Chemicals	■ Europe ■ Asia Pacific ■ NAFTA ■ Latin America ■ Special Markets

Clariant

Exactly your chemistry.

Backup Information

Group & Strategy

Business

Clariant Performance Improvement Program

Clariant Organization



[redacted]
Human Resources
Finance / CFO
Group Communications
Services*
Group Legal
Technology**
Corporate Development
Textile, Leather & Paper Chemicals
Pigments & Additives
Functional Chemicals
Life Science Chemicals
Masterbatches

*SERVICES: Production Services, Supply Chain Management, Sourcing, ESHA, IT, International Coordination
**TECHNOLOGY: Intellectual Property, Innovation & Knowledge Management, New Business Development

Clariant

Exactly your chemistry.

Backup Information

Group & Strategy

Business

Clariant Performance Improvement Program

The way forward - refocusing portfolio

Clariant portfolio	% of Sales	Market attractiveness	Competitive position	Clariant strategy
Service-driven businesses	60 - 70%	High	Strong	Expand
Cost-driven businesses	20 - 30%	Low	Weak to Medium	Restructure

Clariant
Exactly your chemistry.

Backup Information

Group & Strategy

Business

Clariant Performance Improvement Program

Top 5 products in percentage of total raw material costs

Ranking	Product
1	Ethylene
2	Acetic Acid
3	Acrylates
4	Acetic Anhydride
5	Vinylacetate


Group
~18%

Clariant

Exactly your chemistry.

Backup Information

Group & Strategy

Business

Clariant Performance Improvement Program

Sales and cost structure, Half-year 2005

Global sales distribution in %



CH
2
JPY 3
EUR
43
USD
28
5
GB

Global cost distribution in %



CHF
7
JPY 3
EUR
49
USD
21
5
GBP

in mn CHF

Clariant

Exactly your chemistry.

Backup Information

Group & Strategy

Business

Clariant Performance Improvement Program

*Divisional sales Full-year 2004 in end-user markets**


Durables
Automotive
Paper
Agro
Electronics
Healthcare
4%
5%
4%
6%
1%
4%
Other
Packaging
11%
14%
Non-durables
10%
Construction
19%
Textiles

*continuing operations

Clariant
Exactly your chemistry.

Disclaimer

This presentation contains certain statements that are neither reported financial results nor other historical information. This presentation also includes forward-looking statements.

Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond Clariant's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors such as: the timing and strength of new product offerings; pricing strategies of competitors; the Company's ability to continue to receive adequate products from its vendors on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs; and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Clariant does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

June 21, 2005

Media Release

Clariant International Ltd

Clariant sells MCAA business to Gilde

MUTTENZ, Switzerland – June 21, 2005 – Clariant today announced the sale of its subsidiary Clariant (Acetyl Building Blocks) GmbH & Co. KG to the Gilde Buy-Out Fund for CHF 74 million (EUR 48 million). The sale is expected to close in the Third Quarter 2005 subject to approval by the relevant competition authorities.

The transaction is part of Clariant's strategy to sell businesses that are outside its core activities. Clariant (Acetyl Building Blocks) GmbH & Co. KG (CABB), at present part of Clariant's Life Science Chemicals Division, is a focused and leading company in products based on chlorine and acetyl chemistry. CABB holds a strong market and technology position for its main product, monochloroacetic acid (MCAA), an important intermediate for applications in industries such as agro chemistry, detergents, plastics and pharmaceuticals. Furthermore the company holds good market positions in chlorinated intermediates and terpenes.

In 2004, CABB generated worldwide revenues of CHF 176 million (EUR 114 million). It operates two manufacturing sites, Knapsack and Gersthofen, both located in Germany and employs approximately 300 people. All employees will be transferred to the new owner. Clariant will continue to act as sales agent and distributor outside Germany for the foreseeable future.

Clariant's Chief Executive Officer Roland Loesser said: "The sale marks a further step in the streamlining of non-strategic businesses in our portfolio. It allows our colleagues at CABB to fully focus on their core business. We wish them lots of success."

Ralph Wyss, Managing Director at Gilde's Zurich office, welcomes CABB in the Gilde organization and said: "The acquisition of CABB marks another successful step for Gilde in the German speaking countries. CABB is an excellent addition to our portfolio of regional market leaders. Together with the management, Gilde will make all efforts to further enhance the CABB business."

Calendar of Corporate Events

June 23, 2005	Pay-out date of par value repayment (CHF 0.25/share)
August 4, 2005	First Half 2005 Results
November 9, 2005	Nine Month 2005 Results
February 28, 2006	Full Year 2005 Results; Annual Media Conference
April 7, 2006	Annual General Meeting
May 9, 2006	First Quarter 2006 Results
August 2, 2006	First Half 2006 Results
November 7, 2006	Nine Month 2006 Results

Contacts

Clariant Investor Relations	Phone	+41 61 469 67 48
	Fax	+41 61 469 67 67
Holger Schimanke	Phone	+41 61 469 67 45
Fabian Hildbrand	Phone	+41 61 469 67 49
Clariant Media Relations	Fax	+41 61 469 65 66
Walter Vaterlaus	Phone	+41 61 469 61 58
Rainer Weihofen	Phone	+41 61 469 67 42
Gilde Investment Management		
Ralph Wyss	Phone	+41 43 268 20 30

Clariant – Exactly your chemistry.

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs about 25,000 people. Headquartered in Muttenz near Basel, it generated sales of around CHF 8.5 billion in 2004.

Clariant's businesses are organized in five divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Functional Chemicals, Life Science Chemicals and Masterbatches.

Clariant is committed to sustainable growth springing from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or else add value to their end products. The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.

www.clariant.com

Gilde Buy-Out Fund – Private Equity in Continental Europe

The Gilde Buy-Out Fund is managed by Gilde Investment Management, a leading private equity investor based in the Netherlands, specialized in management buy-out investments in Continental Europe. With offices in Utrecht, Paris and Zurich, Gilde manages funds in excess of EUR 1.5 billion and has invested in more than 200 companies since its inception in 1982. Buy-out transactions completed in 2005 include DSM Bakery Ingredients (completion expected in June 2005) and Inversco in the Netherlands and Betafence (formerly Bekaert Fencing) in Belgium.

www.gilde.nl

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

May 10, 2005

News Release

Clariant Group

Clariant Posts Higher First Quarter Net Income – Price increases Achieved Across Most Businesses

- **Sales flat in local currency terms compared to strong First Quarter in 2004**
- **Prices increases average 1% across the Group**
- **Transformation Program delivering further cost base reductions**
- **Results affected by higher raw material prices and negative currency impacts**
- **Net income up 18% to CHF 72 million on a comparable basis**

Key Financial Group Figures (in CHF mn)

First Quarter	2005	% of sales	2004	2004	% of sales	% Change vs. like-for-like	
in CHF millions			(reported)	(like-for-like)[3]		CHF	LC
Sales	**1'992**	100.0%	2'206	2'045	100.0%	-3%	0%
Gross profit	**613**	30.8%	730	674	33.0%	-9%	-5%
EBITDA	**183**	9.2%	263	243	11.9%	-25%	-16%
EBITDA before exceptional items	**208**	10.4%	280	261	12.8%	-20%	-14%
Operating income before exceptional items and amortization of goodwill	**139**	7.0%	199	186	9.1%	-25%	-17%
Operating income	**110**	5.5%	167	154	7.5%	-29%	-20%
Net income (including minorities)	**72**	3.6%	73	61	3.0%		
Operating cash flow	**22**		103				

	31.3.2005	31.12.2004	31.3.2004
Net debt	**1'392**	1'331 [1]	2'901 [2]
Equity (including minorities)	**2'403**	2'288 [1]	1'387 [2]
Gearing	**58%**	58% [1]	213% [2]
Number of employees	**24'445**	24'769	26'432

[1] 31.12.2004 restated

[2] *31.03.2004 reported: Net debt excludes ABS adjustment, Equity minority interests adjustement*

[3] The numbers for 2004 are like-for-like to account for the sales of business activities in 2004. Sales in 2004: Electronic Materials of the Life Science Chemicals division, Lancaster Synthesis Ltd, UK and USA, of the Life Science Chemicals division, and Clariant Polymers, Japan, of the Textile, Leather & Paper Chemicals division. All activities were sold effective as per the end of 2004.

MUTTENZ, Switzerland – May 10, 2005 – Clariant reported satisfactory results for the First Quarter 2005 amid generally slower demand across the speciality chemicals industry over the period.
Sales on a like-for-like basis were flat in local currency terms compared to the strong First Quarter of 2004, at CHF 1.992 billion, and down 3% in Swiss franc terms. Net income on a like-for-like basis rose 18%, to CHF 72 million.

"Clariant's performance was solid in the First Quarter in a relatively slow market," said Chief Executive Roland Loesser. "We continued to achieve good progress on our Transformation Program, which is ensuring Clariant's performance for the long term. The comparatively low level of growth in the First Quarter was expected and does not lead us to change our targets for the full year."

On a like-for-like basis, prices rose by an average of 1% while volumes dropped by 1% resulting in zero growth over the period.

Price Increases Across Most Business

All of Clariant's five divisions achieved price increases, with above average gains in Functional Chemicals, which was also able to increase volumes over the period, Textile, Leather & Paper, and in Masterbatches, where Clariant is the market leader.

Gross profit fell 5%, affected, by continuing higher raw material prices. Operating income before exceptional items and amortization of goodwill on a like-for-like basis declined to CHF 139 million, from CHF 186 million over the same period in 2004, mainly because of lower volumes, the aforementioned higher raw material prices and negative currency effects. Operating income declined to CHF 110 million from CHF 154 million last year. Net income rose 18% to CHF 72 million compared to CHF 61 million the same period a year ago.

Transformation Program Continues to Make Progress

Mr. Loesser reported good progress achieved during the quarter on Clariant's Transformation Program, which is creating efficiencies throughout the organization, cutting costs and prioritizing businesses where it already has or is able to gain a competitive advantage. "Initiatives in every area of the company are now in place and delivering positive results," Mr. Loesser said. The program is on track to generate some

CHF 300 million in cost savings this year, with approximately CHF 50 million achieved in the First Quarter.

Clariant's focus on innovative, service-driven business helped the company become stronger in several attractive business segments, including in the Textile, Leather & Paper Division, with new "Nano" emulsions, which are used in high-tech finishing agents for the textile industry and in the Functional Chemicals Division, with tailored-made formulations used for crop protection in the agro industry.

Clariant Confirms Positive Outlook

Mr. Loesser confirmed the outlook for 2005 issued in March, expecting solid growth in sales in local currency terms and improved operating margins before taking into consideration the costs of the Transformation Program.

Raw material prices are expected to increase by 5% to 7% this year. However this negative effect will be more than offset by organic sales growth, further price increases and the positive effect of performance improvements initiated over the past 18 months.

The company anticipates it will reduce the cost base by approximately CHF 300 million compared to 2004. All factors considered, the company expects net income to rise in 2005.

"I am confident we will continue creating deep and wide-ranging performance improvements while keeping pace with the best in the industry," Mr. Loesser said.

-end-

Hint to editors:
The full Quarterly Report (media release, financial and business review, condensed financial statements) is available on www.clariant.com.

Calendar of Corporate Events

June 23, 2005	Expected pay-out date of par value repayment (CHF 0.25 per share)
August 4, 2005	First Half 2005 Results
November 9, 2005	Nine Month 2005 Results
February 28, 2006	Full Year 2005 Results; Annual Media Conference
April 6, 2006	Annual General Meeting
May 9, 2006	First Quarter 2006 Results
August 2, 2006	First Half 2006 Results
November 7, 2006	Nine Month 2006 Results

Contacts

Investor Relations	Phone	+41 61 469 67 48
	Fax	+41 61 469 67 67
Holger Schimanke	Phone	+41 61 469 67 45
Daniel Leuthardt	Phone	+41 61 469 67 49
Media Relations	Fax	+41 61 469 65 66
Walter Vaterlaus	Phone	+41 61 469 61 58
Rainer Weihofen	Phone	+41 61 469 67 42

Clariant

RECEIVED

Clariant International AG
Rothausstrasse 61
CH-4132 Muttenz 1/ Switzerland

May 10, 2005

News Release

Clariant Posts Higher First Quarter Net Income
Price Increases Achieved Across Most Businesses

- **Sales flat in local currency terms compared to strong First Quarter in 2004**
- **Prices increases average 1% across the Group**
- **Transformation Program delivering further cost base reductions**
- **Results affected by higher raw material prices and negative currency impacts**
- **Net income up 18% to CHF 72 million on a comparable basis**

Key Financial Group Figures (in CHF mn)

First Quarter *in CHF millions*	2005	% of sales	2004 (reported)	2004 (like-for-like)[3]	% of sales	% Change vs. like-for-like CHF	LC
Sales	**1'992**	100.0%	2'206	2'045	100.0%	-3%	0%
Gross profit	**613**	30.8%	730	674	33.0%	-9%	-5%
EBITDA*	**183**	9.2%	263	243	11.9%	-25%	-16%
EBITDA before exceptional items*	**208**	10.4%	280	261	12.8%	-20%	-14%
Operating income before exceptional items and amortization of goodwill*	**139**	7.0%	199	186	9.1%	-25%	-17%
Operating income	**110**	5.5%	167	154	7.5%	-29%	-20%
Net income/ loss (including minorities)	**72**	3.6%	73	61	3.0%		
Operating cash flow	**22**		103				

	31.3.2005	31.12.2004	31.3.2004
Net debt*	**1'392**	1'331 [1]	2'901 [2]
Equity (including minorities)	**2'403**	2'288 [1]	1'387 [2]
Gearing	**58%**	58% [1]	213%
Number of employees	**24'445**	24'769	26'432

[1] 31.12.2004 restated
[2] 31.03.2004 reported: Net debt excludes ABS adjustment, Equity restated to include minority interests
[3] The numbers for 2004 are like-for-like to account for the sales of business activities in 2004. Sales in 2004: Electronic Materials of the Life Science Chemicals Division, Lancaster Synthesis Ltd, UK and USA, of the Life Science Chemicals Division, and Clariant Polymers, Japan, of the Textile, Leather & Paper Chemicals Division. All activities were sold effective as per the end of 2004.
* See Definitions of Terms of Financial Measurements on page 13.

MUTTENZ, Switzerland – May 10, 2005 – Clariant reported satisfactory results for the First Quarter 2005 amid generally slower demand across the speciality chemicals industry over the period.

Sales on a like-for-like basis were flat in local currency terms compared to the strong First Quarter of 2004, at CHF 1.992 billion, and down 3% in Swiss franc terms. Net income on a like-for-like basis rose 18%, to CHF 72 million.

"Clariant's performance was solid in the First Quarter in a relatively slow market," said Chief Executive Roland Loesser. "We continued to achieve good progress on our Transformation Program, which is ensuring Clariant's performance for the long term. The comparatively low level of growth in the First Quarter was expected and does not lead us to change our targets for the full year."

On a like-for-like basis, prices rose by an average of 1% while volumes dropped by 1% resulting in zero growth over the period.

Price Increases Across Most Business

All of Clariant's five divisions achieved price increases, with above average gains in Functional Chemicals, which was also able to increase volumes over the period, Textile, Leather & Paper, and in Masterbatches, where Clariant is the market leader.

Gross profit fell 5%, affected, by continuing higher raw material prices. Operating income before exceptional items and amortization of goodwill on a like-for-like basis declined to CHF 139 million, from CHF 186 million over the same period in 2004, mainly because of lower volumes, the aforementioned higher raw material prices and negative currency effects. Operating income declined to CHF 110 million from CHF 154 million last year. Net income rose 18% to CHF 72 million compared to CHF 61 million the same period a year ago.

Transformation Program Continues to Make Progress

Mr. Loesser reported good progress achieved during the quarter on Clariant's Transformation Program, which is creating efficiencies throughout the organization, cutting costs and prioritizing businesses where it already has or is able to gain a competitive advantage. "Initiatives in every area of the company are now in place and delivering positive results," Mr. Loesser said. The program is on track to generate some CHF 300 million in cost savings this year, with approximately CHF 50 million achieved in the First Quarter.

Clariant's focus on innovative, service-driven business helped the company become stronger in several attractive business segments, including in the Textile, Leather & Paper Division, with new "Nano" emulsions, which are used in high-tech finishing agents for the textile industry and in the Functional Chemicals Division, with tailored-made formulations used for crop protection in the agro industry.

Clariant Confirms Positive Outlook

Mr. Loesser confirmed the outlook for 2005 issued in March, expecting solid growth in sales in local currency terms and improved operating margins before taking into consideration the costs of the Transformation Program.

Raw material prices are expected to increase by 5% to 7% this year. However this negative effect will be more than offset by organic sales growth, further price increases and the positive effect of performance improvements initiated over the past 18 months.

The company anticipates it will reduce the cost base by approximately CHF 300 million compared to 2004. All factors considered, the company expects net income to rise in 2005.

"I am confident we will continue creating deep and wide-ranging performance improvements while keeping pace with the best in the industry," Mr. Loesser said.

-end-

Financial Review

Financial Discussion 1st Quarter

Economic Environment

Global economic growth continued, although at a reduced rate compared to the last half of 2004. This had an adverse impact on market conditions worldwide. In particular, growth in the U.S., China and the rest of Asia showed reduced momentum, while Continental Europe's economy continued to grow at a slower pace. Geopolitical risks remained, while raw material prices were higher in the First Quarter 2005 compared to the previous quarters as oil and gas prices increased further.

In the First Quarter 2005, the U.S. Dollar declined significantly against the Swiss Franc, compared with the First Quarter of the previous year. Compared to the average sales-weighted rates of the First Quarter of 2004, most major currencies lost value versus the Swiss Franc. The U.S. Dollar (down 6%), the British pound (down 3%), the Japanese yen (down 3%) and the Euro (down 1%) all depreciated against the Swiss Franc. However, most Eastern European currencies and some Latin American currencies gained in value versus the Swiss Franc. Overall, the depreciation of major currencies against the Swiss Franc depressed group sales from continuing operations in the First Quarter by 3% on a year-on-year basis.

Sales and Operating Result

Sales for the group from continuing operations in the First Quarter of 2005 were 2% lower in local currency terms and 5% lower in Swiss Francs. The corresponding figures on a like-for-like basis were 0% change in local currency and 3% lower in Swiss Francs. Reduced economic growth contributed to this development. In addition there were fewer working days in the First Quarter 2005 (Good Friday and Easter) affecting Europe in particular. The pricing climate continued to show improvements and most businesses were able to achieve price increases. Functional Chemicals and Masterbatches increased sales in local currency terms.

The first quarter of 2005 saw a decrease in the **gross margin** compared to the same period of 2004. Higher sales prices were able to only partially offset higher raw material costs.

Marketing and distribution as well as **Administration and General Overhead Costs** could be reduced in absolute terms. The main driver for this improvement was the ongoing implementation of the Transformation Program. Marketing and distribution costs in relation to sales increased compared to the First Quarter of 2004 (16.1% from 14.6%). This difference is due to a reporting shift of some divisional sales force costs previously reported under Administration and General Overhead Costs.

Restructuring expenses and impairments of CHF 29 million in the First Quarter of 2005 included restructuring activities in Switzerland, Germany, France and the UK.

The Financial Net Result improved due to higher interest income from an increased average liquidity as well as lower interest expenses resulting from the ongoing financial debt reduction. Average gross financial debt was cut substantially to CHF 2.8 billion. Exchange rate gains amounted to CHF 15.0 million in the First Quarter 2005.

Tax expenses were positively influenced by a reduced proportion of profits generated in countries with high tax rates. The improvement of the operating performance combined with reduced losses helped to further improve the tax rate. In addition, profits were generated in countries where prior year losses were available for offsetting.

Net income for the First Quarter of 2005 was CHF 72 million compared to CHF 61 million a year ago on a like-for-like basis.

Balance Sheet Key Figures

The balance sheet of 2004 was restated to reflect the changes in IFRS, which took effect January 1, 2005. Details of the contents and size of the resulting adjustments to the balance sheet and income statement are given in the notes to the condensed financial statements. All developments commented hereafter refer to the restated balance sheet.

Total assets increased slightly, from CHF 8.037 billion (restated) in December 2004 to CHF 8.108 billion at the end of March 2005. The main factor contributing to this development was a moderate increase in inventories. In part this effect was offset by a slight decrease in trade receivables.

Cash and cash equivalents and short-term financial liabilities decreased as the result of the payback of a bond in the amount of CHF 201 million in March.

Equity was affected positively by currency trends during the first quarter, as the exchange rate differences recognized in equity amounted to CHF 43 million. This is the result of the Swiss Franc weakening against many currencies in the First Quarter of 2005. Together with the result of the reporting period, this increased equity from CHF 2.288 billion (restated) at the end of 2004 to CHF 2.403 billion at the end of March 2005.

Net debt on March 31 rose to CHF 1.392 billion from CHF 1.331 billion (restated) on December 31, 2004, as a result mainly of currency fluctuations, since financial debt denominated in the U.S. Dollar, the Euro and the Japanese Yen also reflect the strengthening of these currencies.

Gearing, which reflects net financial debt in relation to equity including minorities, remained stable at 58% compared to December 2004.

Cash Flow

Cash flow (from operating activities before changes in working capital) was CHF 128 million for the First Quarter of 2005 compared with CHF 21 million for the immediately preceding quarter and CHF 234 million for the same period of the prior year. Lower growth, lower profitability and higher restructuring cash outflows contributed to this development

Working capital increased by CHF 106 million during the First Quarter of 2005, compared to an increase of CHF 131 million for the same period of the prior year. This reflects the lower growth momentum as well as the seasonal pattern.

Cash flow from operating activities was CHF 22 million in the First Quarter of 2005, compared with CHF 103 million for the same period a year earlier.

Capital expenditure increased to CHF 70 million for the first three months compared a low level of CHF 53 million reported for the same period last year.

Financing activities were marked by the payback of a bond in the amount of CHF 201 million.

Business Discussion

The divisional information given below refers to continuing operations only. On September 30, 2004, Clariant sold the Business Unit Electronic Materials of the Life Science Chemicals Division. As a consequence, Electronic Materials is disclosed as discontinuing operations for 2004.

In addition, the businesses of Lancaster Synthesis pertaining to the Division Life Science Chemicals as well as the Japanese Emulsion Clariant Polymers K.K. Business pertaining to the Division TLP have been sold in 2004, but under IFRS did not qualify to be reported as discontinuing operations.

Textile, Leather & Paper Chemicals

in CHF millions	2005	% of sales	2004	% of sales	Change in % in CHF	Change in % in LC
TLP						
Sales	**506**		**553**		-8%	-6%
EBITDA before exceptional items*	**47**	9.3%	**63**	11.4%	-25%	-29%
Op. income bef. restructuring, disposals and amort. of goodwill*	**35**	6.9%	**45**	8.1%	-22%	-27%
Operating income	**31**	6.1%	**26**	4.7%	19%	10%

* *See Definitions of Terms of Financial Measurements on page 13*

Sales declined in local currency across all segments in the **Textile, Leather & Paper Chemicals Division.** Price increases were achieved in most markets, but volumes dropped substantially mainly in the leather businesses. The main reasons for the lower margins compared to a year earlier were the lower volumes as well as the significant increase of raw material prices, which could be only partially passed on to customers.

An increased competitive environment for dyes in the **Textile business** resulted in continuing strong price pressure, especially for reactive dyes. The important Chinese market became tougher as multinationals began investing to increase local capacity. Regionally, emerging markets such as India, Turkey and Latin America turned in good performances while Asia showed modest growth. Europe's performance was weak, especially in the southern Europe. In the U.S. a major U.S. retailer qualified the new Nanoemulsion Sandoperm SE1 as a finishing agent.

The First Quarter for the **Leather business** saw a significant drop in volume but positive price levels. Worldwide demand was much lower than in 2004 paired with still high rawhide price levels, especially in Asia. The positive trend in 2004 for finished goods returned to normal market levels. There was also sluggish demand from the automotive sector. The negative overall trend notwithstanding, several chemicals used to upgrade lower quality leather were successfully introduced in the market.

Easing price pressure and a slight increase in volumes for **Paper Chemicals** led to sales slightly below last year's level. The most important businesses with Paper Dyes and Optical brighteners started with a good First Quarter. The regions showed a mixed picture, with some weaknesses in Europe and Latin America, but good performance in the emerging markets, the U.S. and Asia.

Pigments & Additives

in CHF millions	2005	% of sales	2004	% of sales	Change in % in CHF	in LC
PA						
Sales	**460**		**474**		-3%	0%
EBITDA before exceptional items*	**57**	12.4%	**76**	16.0%	-25%	-18%
Op. income bef. restructuring, disposals and amort. of goodwill*	**43**	9.3%	**58**	12.2%	-26%	-17%
Operating income	**36**	7.8%	**30**	6.3%	20%	40%

** See Definitions of Terms of Financial Measurements on page 13*

The **Pigments & Additives Division** showed flat sales in local currency terms compared to a strong First Quarter a year earlier, with an improved pricing environment although volume levels were weaker. The main causes of the lower margin were the loss in volume and the effect of higher raw material prices. Operating income was helped by fewer restructuring charges compared to a year ago. The strong demand for more colorful products subsided in the First Quarter, whereas the demand for additives remained strong.

The **Coatings business** started in a mixed market environment with a weak First Quarter compared to a year ago, due to lower demand in decorative paints, sluggish conditions in the construction sector as well as the ongoing negative trend in the automotive industry. Further improvement of business with several key accounts lead to an improved market position in key markets, however. Higher raw material costs led to the modest price increases for paints.

The **Printing business** was affected by a lower demand in the First Quarter, particularly in the Packaging and Special Inks sector. The trend in the printing ink industry towards further consolidation among customers, which lead to more pressure towards captive use of own pigments was in evidence. Business in the Non Impact Printing sector showed good growth compared with the same period a year ago.

Major resin producers have again announced price increases in the **Plastics** business. This puts pressure on the coloration costs as the customers try to compensate these increases by looking for cheaper alternatives for the coloration. Increasing price pressure for several pigments, lead to an overall higher competitive environment.

The **Specialties Business** demonstrated a good performance, particularly in products for formulators and for the processing industries. Strong demand for intermediates continued. The demand for a new range of non-halogenated flame-retardants grew significantly.

Functional Chemicals

in CHF millions	2005	% of sales	2004	% of sales	Change in % in CHF	in LC
FUN						
Sales	**527**		**520**		1%	4%
EBITDA before exceptional items*	**66**	12.5%	**73**	14.0%	-10%	-3%
Op. income bef. restructuring, disposals and amort. of goodwill*	**56**	10.6%	**59**	11.3%	-5%	2%
Operating income	**51**	9.7%	**61**	11.7%	-16%	-9%

** See Definitions of Terms of Financial Measurements on page 13*

Growing volumes and substantial price increases helped to grow turnover in local currencies for the **Functional Chemicals Division.** Despite this positive development volume growth and price increases were unable to offset the negative impact from the higher raw material costs, leading to a lower margin compared to a year ago. Responding to high oil prices, all crude oil-based raw materials rose substantially in the First Quarter. Capacity utilization was at a high level across all businesses.

Stable demand and pricing for **Detergents** in the First Quarter resulted in sales on last year's level. Higher input prices were passed on to the customers only to a limited extent. New R&D projects with a major key account to develop color care additives and low temperature bleach were started.

A better pricing environment and growing volumes led to an improved climate for **Performance Chemicals** compared with the same period a year ago. Formulation solutions for crop protection performed well - as was the case last year - because of continuing demand for products to combat Asian Rust in the Americas.

Higher volumes and price increases resulted in better sales for **Process Chemicals** compared to a year earlier. This development was mainly driven by better demand in the oil, refinery and de-icing businesses. Higher raw material prices were not fully passed on the customers.

Life Science Chemicals

in CHF millions	2005	% of sales	2004	% of sales	Change in % in CHF	in LC
LSC						
Sales	**219**		**253**		-13%	-11%
EBITDA before exceptional items*	**13**	5.9%	**17**	6.7%	-24%	-14%
Op. income bef. restructuring, disposals and amort. of goodwill*	**6**	2.7%	**3**	1.2%	-	-
Operating income	**5**	2.3%	**19**	7.5%	-74%	-52%

** See Definitions of Terms of Financial Measurements on page 13*

The **Life Science Chemicals Division** showed a mixed picture across the two main businesses. Sales declined in local currency terms mainly because of the weak performance in the Pharma business. Despite a better pricing climate in some of the other businesses in LSC, some losses in volumes were the main driver for this development. Increases in raw material costs could be offset by higher sales prices in the First Quarter. Margins before exceptionals held at last quarter's levels while operating income after exceptionals was somewhat lower due to one-time gains a year ago.

Some delays in demand and a contract loss which did not come as a surprise amid ongoing tough market conditions in the **Pharma** segment resulted in a weaker business compared to the same period in 2004. This loss in volume was the main driver of the weaker performance. Positive developments in the generics area were unable to offset the negative developments from innovators. Nevertheless, an improved global business climate for pharmaceuticals was in evidence.

Prices for products in **Specialty Fine Chemicals** improved along with an increase in volumes in several product groups. Major contributors were glyoxylic acid and monochloroacetic acid with continuing strong demand as well as agrochemical actives and intermediates. Production of agro intermediates commenced in the new plant in India.

Masterbatches

in CHF millions	2005	% of sales	2004	% of sales	Change in % in CHF	in LC
MB						
Sales	**280**		**286**		-2%	0%
EBITDA before exceptional items*	**30**	10.7%	**37**	12.9%	-19%	-7%
Op. income bef. restructuring, disposals and amort. of goodwill*	**22**	7.9%	**30**	10.5%	-27%	-11%
Operating income	**21**	7.5%	**28**	9.8%	-25%	-9%

** See Definitions of Terms of Financial Measurements on page 13*

The **Masterbatches Division** experienced a lower level in sales during the First Quarter of 2005 across all regions. The overall plastics market slowed down in the First Quarter in response to moderately reduced demand caused by rising oil and polymer prices.

The industry value chain was adversely impacted by significant rises in raw material prices. Average sales prices were higher, but did not fully offset the raw material cost increases. Overall volume declined, resulting in flat sales in local currencies.

Looking at the regional picture, growth continued at a moderate rate in North America and Asia at a lower level compared to previous year, showed a slight decline in Europe and a more substantial drop in Latin America.

Operating income decreased because of the aforementioned increase in higher raw material prices.

Masterbatches continued to focus on service and value adding differentiation in the marketplace. Several promising partnerships with major resin producers were established in Germany, Spain and in the U.S.

Regional Developments

Europe
In the First Quarter of 2005, European sales of group companies accounted for 53% of continuing operations of Group turnover. On a continuing basis, sales decreased by 2% in local currency terms and by 4% in Swiss Franc terms. The picture was mixed on a country basis. While Germany showed a sales growth of 3% in local currency terms and 2% in Swiss Franc terms and sales in France and the U.K. developed well, sales in the other main European countries decreased. Eastern Europe, however, showed sustainable good growth.

Americas
Group companies' sales in the Americas contributed 26% of continuing operations of Group turnover for the First Quarter of 2005. Sales decreased by 2% in local currency terms and by 5% in Swiss Franc terms. In the U.S., sales dropped by 3% in local currency terms and by 9% in Swiss Franc terms. In Latin America, sales developed positively, with substantial growth notable in Argentina.

Asia, Africa, Australia
In the First Quarter of 2005, Group companies' sales in Asia, Australia and Africa contributed 21% of continuing operations of Group sales. Sales decreased by 1% in local currency terms and by 5% in Swiss Franc terms. Substantial sales growth in Swiss Franc terms (as well as in local currency terms) was achieved in particular in Japan, India and Pakistan, whereas China lost some growth momentum compared to significant sales increases in 2004.

Definition of Terms of Financial Measurements

The following financial measurements are supplementary financial indicators. They should be considered in addition to, not as a substitute for, operating income, net income, operating cash flow and other measures of financial performance and liquidity reported in accordance with International Financial Reporting Standards (IFRS).

EBITDA – (Earnings before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation on fixed assets and amortization of goodwill and other intangibles and can be reconciled from the Condensed Financial Statements as follows:

EBITDA *in CHF millions*	**First Quarter 2005**	2004
Operating income	**110**	167
+ Depreciation of fixed assets	**67**	81
+ Impairment of goodwill and fixed assets	**4**	14
+ Amortization of intangibles	**2**	1
EBITDA	**183**	263

EBITDA before exceptional items – is calculated as EBITDA plus restructuring and impairment and gain/loss on disposal.

EBITDA before exceptional items *in CHF millions*	**First Quarter 2005**	2004
EBITDA	**183**	263
+ Restructuring and Impairment	**29**	24
- Impairment of fixed assets (reported under Restructuring and impairment)	**-4**	-7
+/- Gain/ Loss on Disposals	**0**	0
EBITDA before exceptional items	**208**	280

Operating income before exceptional items and amortization of goodwill – is calculated as Operating income plus restructuring, impairment, disposals and amortization of goodwill and can be reconciled from the Condensed Financial Statements as follows:

Operating income before exceptional items and amortization of goodwill *in CHF millions*	**First Quarter 2005**	2004
Operating income	**110**	167
+ Restructuring and Impairment	**29**	24
+/- Gain/ Loss on Disposals	**0**	0
+ Amortization of Goodwill	**0**	8
Operating income before exceptional items and amortization of goodwill	**139**	199

EBITDA margin – is EBITDA expressed as a percentage of third party sales.

Operating margin – is operating income expressed as percentage of third party sales.

Net debt – is the sum of long-term and short-term financial debt less cash and cash equivalents and short-term deposits (2005: CHF 78 million; 2004: CHF 87 million) reported in other short-term assets.

Condensed Financial Statement of the Clariant Group at March 3, 2005

unaudited, all amounts in CHF millions

Condensed Income Statements

in CHF millions	First Quarter 2005	% of sales	2004	% of sales
Sales	1'992	100.0%	2'206	100.0%
Costs of goods sold	-1'379	69.2%	-1'476	66.9%
Gross profit	**613**	30.8%	730	33.1%
Marketing and distribution	-320	16.1%	-323	14.6%
Administration & general overhead cost	-106	5.3%	-142	6.4%
Research and development	-53	2.7%	-73	3.3%
Income from associated companies	5	0.3%	7	0.3%
Gain/ Loss on Disposal	0		0	
Restructuring and impairment	-29	1.5%	-24	1.1%
Amortization of goodwill			-8	0.4%
Operating income	**110**	5.5%	167	7.6%
Finance costs - net [1]	-17	0.9%	-60	2.7%
Income before taxes and minority interests	**93**	4.7%	107	4.9%
Taxes	-21	1.1%	-34	1.5%
Net income	**72**	3.6%	**73**	3.3%
Attributable to:				
Equity holders of the company	70		72	
Minority interests	2		1	
Net income	**72**		**73**	
Earnings per share for profit attributable to the equity holders of the company for the period:				
Basic earnings per share (in CHF) [2]	**0.32**		0.42	
Diluted earnings per share (in CHF) [2]	**0.32**		0.42	

[1] currency impact YTD 2005 of CHF +15 mn vs YTD March 2004 of CHF -17 mn.

[2] calculated with average numbers of shares outstanding (adjustment factor 1.15 for the capital increase in 2004)

Condensed Divisional Figures

Sales of Divisions to 3rd parties		**First Quarter**		
	2005	**2004**	Change in %	
in CHF millions			in CHF	in LC
Textile, Leather, Paper	506	553	-8%	-6%
Pigments & Additives	460	474	-3%	0%
Masterbatches	280	286	-2%	0%
Functional Chemicals	527	520	1%	4%
Life Science Chemicals	219	253	-13%	-11%
Divisions Total	**1'992**	**2'086**		
Corporate	0	0		
Total continuing	**1'992**	**2'086**	-5%	-2%
Discontinuing operations	0	120		
Total	**1'992**	**2'206**		

EBITDA				
	2005	**2004**	Change in %	
in CHF millions			in CHF	in LC
Textile, Leather, Paper	43	49	-12%	-17%
Pigments & Additives	54	56	-4%	5%
Masterbatches	29	36	-19%	-8%
Functional Chemicals	61	75	-19%	-12%
Life Science Chemicals	12	33	-64%	-10%
Divisions Total	**199**	**249**		
Corporate	-16	-6		
Total continuing	**183**	**243**	-25%	-15%
Discontinuing operations	0	20		
Total	**183**	**263**		

Operating income				
	2005	**2004**	Change in %	
in CHF millions			in CHF	in LC
Textile, Leather, Paper	31	26	19%	10%
Pigments & Additives	36	30	20%	40%
Masterbatches	21	28	-25%	-9%
Functional Chemicals	51	61	-16%	-9%
Life Science Chemicals	5	19	-74%	-52%
Divisions Total	**144**	**164**		
Corporate	-34	-10		
Total continuing	**110**	**154**	-29%	-20%
Discontinuing operations	0	13		
Total	**110**	**167**		

On September 30, 2004, Clariant sold the business unit Electronic Materials, belonging to the LSC division, to The Carlyle Group. As a consequence, Electronic Materials is disclosed as Discontinuing Operations for 2004.

Condensed Divisional Figures

EBITDA margin*	**First Quarter**			
	2005	% of	**2004**	% of
in CHF millions		sales		sales
Textile, Leather, Paper	43	8.5%	49	8.9%
Pigments & Additives	54	11.7%	56	11.8%
Masterbatches	29	10.4%	36	12.6%
Functional Chemicals	61	11.6%	75	14.4%
Life Science Chemicals	12	5.5%	33	13.0%
Divisions Total	**199**		**249**	
Corporate	-16		-6	
Total continuing	**183**	9.2%	**243**	11.6%
Discontinuing operations	0		20	
Total	**183**		**263**	

Operating income margin*				
	2005	% of	**2004**	% of
in CHF millions		sales		sales
Textile, Leather, Paper	31	6.1%	26	4.7%
Pigments & Additives	36	7.8%	30	6.3%
Masterbatches	21	7.5%	28	9.8%
Functional Chemicals	51	9.7%	61	11.7%
Life Science Chemicals	5	2.3%	19	7.5%
Divisions Total	**144**		**164**	
Corporate	-34		-10	
Total continuing	**110**	5.5%	**154**	7.4%
Discontinuing operations	0		13	
Total	**110**		**167**	

On September 30, 2004, Clariant sold the business unit Electronic Materials, belonging to the LSC division, to The Carlyle Group. As a consequence, Electronic Materials is disclosed as Discontinuing Operations for 2004.
* See Definitions of Terms of Financial Measurements on page 13

Condensed Statement of Sales by Regions

Allocated by region of third-party sales destination

First Quarter *in CHF millions*	**2005**	% of sales	**2004**	% of sales	**% Change** CHF	LC
Europe	**1'060**	53.2%	1'106	53.0%	-4%	-2%
of which Germany	*333*		*327*		*2%*	*3%*
Americas	**521**	26.2%	546	26.2%	-5%	-2%
of which USA	*262*		*289*		*-9%*	*-3%*
Asia / Australia / Africa	**411**	20.6%	434	20.8%	-5%	-1%
Total continuing operations	**1'992**	100.0%	**2'086**	100.0%	-5%	-2%
Discontinuing operations	0		120			
Total Group	**1'992**		**2'206**			

On September 30, 2004, Clariant sold the business unit Electronic Materials, belonging to the LSC division, to The Carlyle Group. As a consequence, Electronic Materials is disclosed as Discontinuing Operations for 2004.

Condensed Balance Sheets

in CHF millions	31.3.2005	% of assets	31.12.2004 Restated	% of assets
Assets				
Long-term assets				
Tangible fixed assets	2'465		2'440	
Intangible assets	404		405	
Investments in associated	222		226	
Financial and other long-term assets	99		96	
Deferred tax assets	268		270	
Total Long-term assets	**3'458**	42.6%	**3'437**	42.8%
Short-term assets				
Inventories	1'439		1'325	
Trade accounts receivable	1'359		1'374	
Other short-term assets*	484		424	
Cash and cash equivalents	1'304		1'477	
Total Short-term assets	**4'586**	56.6%	**4'600**	57.2%
Non-current assets classified as held for sale	**64**	0.8%	**0**	0.0%
Total Assets	**8'108**	100.0%	**8'037**	100.0%
Equity & Liabilities				
Equity				
Share capital	1'151		1'151	
Treasury shares (par value)	-16		-16	
Reserves	568		529	
Retained earnings	638		568	
Minority interests	62		56	
Total Equity	**2'403**	29.6%	**2'288**	28.5%
Liabilities				
Long-term liabilities				
Financial debts	1'732		1'723	
Deferred tax liabilities	368		373	
Provisions for long-term liabilities	825		798	
Total Long-term liabilities	**2'925**	36.1%	**2'894**	36.0%
Short-term liabilities				
Trade and other accounts payable	1'178		1'165	
Financial debts	1'041		1'172	
Taxes payable	169		153	
Provisions for short-term liabilities	360		365	
Total Short-term liabilities	**2'748**	33.9%	**2'855**	35.5%
Liabilities directly associated with non-current assets classified as held for sale	**32**	0.4%	**0**	0.0%
Total Liabilities	**5'705**	70.4%	**5'749**	71.5%
Total Equity & Liabilities	**8'108**	100.0%	**8'037**	100.0%

* Therof CHF 78 million in short-term deposits (2004 CHF 87 million)

Condensed Cash Flow Statements

in CHF millions	First Quarter 2005	2004 Restated
Net income (including minorities)	**72**	73
Depreciation of fixed assets	**67**	81
Impairment of goodwill and fixed assets	**4**	14
Amortization of intangible assets	**2**	2
Changes in long-term liabilities	**53**	100
Interest paid	**-27**	-35
Income tax paid	**-23**	-32
Bookgain on disposals (bef. Recycled FX variances and taxes)	**0**	0
Other non cash items	**-20**	31
Operating Cash Flow before changes in working capital	**128**	234
Change in inventories	**-88**	-40
Change in trade account receivables	**18**	-64
Change in trade account payables	**-23**	-17
Change in other short-term assets and liabilities	**-13**	-10
Operating Cash Flow	**22**	103
Investments in tangible fixed assets	**-70**	-53
Investments in intangible assets	**-1**	0
Sale of tangible and intangible assets	**2**	2
Acquisitions of companies, businesses and participations	**0**	0
Proceeds from the sale of discont. operations, subsidaries, associated companies	**0**	0
Dividends received	**12**	20
Interest received	**3**	1
Total Cash Flow from investing activities	**-54**	-30
Proceeds from issuance of share capital	**0**	0
Treasury share transactions	**-2**	1
Changes in short-term and long-term financial debt and short-term deposits	**-146**	-349
Dividends paid to third parties	**0**	0
Total Cash Flow from financing activities	**-148**	-348
Currency translation effect on cash and cash equivalents	**7**	5
Net change in cash & cash equivalents	-173	-270
Cash and cash equivalents at the beginning of the period	**1477**	929
Cash and cash equivalents at the end of period	**1304**	659

Condensed Statement of Changes in Equity

CHF mn	Total share capital	Treasury shares (par value)	Reserves: Share premium reserves	Reserves: Hedging reserves	Reserves: Cumulative translation reserves	Reserves: Total	Retained earnings	Minorities	Total equity
Balance 31 December 2003	**767**	**-18**	**274**	**-8**	**-243**	**23**	**404**	**64**	**1'240**
Changes in accounting policy							22		**22**
Restated balance 31 December 2003	**767**	**-18**	**274**	**-8**	**-243**	**23**	**426**	**64**	**1'262**
Net income recognized directly in equity	0	0	0	-2	45	43	0	5	**48**
Net Income						0	72	1	**73**
Total recognized income and expense for the period	0	0	0	-2	45	43	72	6	**121**
Treasury share transactions and share based payments		2				0	2		**4**
Balance 31 March 2004	**767**	**-16**	**274**	**-10**	**-198**	**66**	**500**	**70**	**1'387**
Balance 31 December 2004	**1'151**	**-16**	**767**	**-5**	**-233**	**529**	**538**	**56**	**2'258**
Changes in accounting policy							30		**30**
Restated balance 31 December 2004	**1'151**	**-16**	**767**	**-5**	**-233**	**529**	**568**	**56**	**2'288**
Net income recognized directly in equity	0	0	0	0	39	39	0	4	**43**
Net Income						0	70	2	**72**
Total recognized income and expense for the period	0	0	0	0	39	39	70	6	**115**
Treasury share transactions and share based payments						0	0		**0**
Balance 31 March 2005	**1'151**	**-16**	**767**	**-5**	**-194**	**568**	**638**	**62**	**2'403**

Condensed Earnings Per Share Data

First Quarter	**2005**	2004
Number of shares outstanding at 31.03.05 and 31.03.04 respectively	**230'160'000**	153'440'000
Weighted average, number of shares outstanding	**226'922'215**	172'981'056 *
Weighted average, diluted number of shares outstanding	**228'082'107**	173'778'754 *
Basic earnings per share (in CHF)*	**0.32**	0.42
Diluted earnings per share (in CHF)*	**0.32**	0.42

* Restated for impact of capital increase in April 2004 (adjustment factor is 1.15)

Condensed Financial Statements (unaudited)

1. **Basis of preparation of financial statements**

These financial statements are the interim condensed financial statements of Clariant Ltd (hereafter "the interim financial statements"), a company registered in Switzerland, and its subsidiaries for the three-month period ended 31 March 2005 (hereafter "the Group"). They are prepared in accordance with the International Accounting Standard 34 (IAS 34 "Interim Financial Reporting") and were approved on April 29, 2005 by the Board of Directors. These interim financial statements should be read in conjunction with the Consolidated Financial Statements for the year ended 31 December 2004 (hereafter "the annual financial statements") as they provide an update of previously reported information.

The accounting policies used are consistent with those used in the annual financial statements. Where necessary, the comparatives have been reclassified or extended from the previously reported interim results to take into account any presentational changes made in the annual financial statements or in these interim financial statements.

The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.

2. **Seasonality of Operations**

The Group operates in industries where significant seasonal or cyclical variations in total sales are not experienced during the financial year.

3. **Adoption of new and improved International Financial Reporting Standards**

On 1 January 2005 a number of new and improved International Financial Reporting Standards became effective. This led to a number of reclassifications in the financial statement of the Group, the effect of which were the following on the balance sheet of 31 December 2004

IFRS 2, Share-based payment

The adoption of IFRS 2, Share-based payment has resulted in a change in the accounting policy for share-based payments. Until 31 December 2004 accruals for share-based payments were recorded as an expense in the income statement and a provision in the balance sheet. No expense was recognized for the provision of share options. The adoption of IFRS 2 led to the reclassification of CHF 39 million from provisions to equity and of CHF 9 million from deferred tax assets to equity, resulting in a total impact on equity of CHF 30 million as at 31 December 2004. Of this amount CHF 22 million refers to reporting periods up to 31 December 2003 and CHF 8 million to 2004. Of the latter amount CHF 2 million are reported in the condensed Statement of Changes in Equity for the First Quarter 2004 on a pro rata basis.

The adoption of IFRS 2 had an impact on the income statement of less than CHF 1 million in the First Quarter 2004 and an impact of approximately CHF 2 million in the First Quarter 2005.

IFRS 3, Business Combinations

The adoption of IFRS 3, IAS 36 (revised) and IAS 38 (revised) resulted in a change in the accounting policy for goodwill. Until 31 December 2004 goodwill was:

- Amortized on a straight line basis over a period ranging from ten to 20 years; and
- Assessed for an indication of impairment at each balance sheet date.

In accordance with IFRS 3:

- The group ceased amortization of goodwill from 1 January 2005;
- Accumulated amortization as at 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill;

- From the year ended 31 December 2005 onwards, goodwill is tested annually for impairment, as well as when there are indications of impairment.
- Amortization of goodwill amounted to CHF 8 million for the First Quarter of 2004.

IAS 39, Financial Instruments (revised)
The modification of IAS 39 also comprised a clearer focus with regard to the criteria for de-recognition of financial instruments on the balance sheet. In view of the new guidance to this point it was decided that the recognition in the balance sheet of trade receivables securitized in the US and Germany in ABS programs would give a clearer picture of the financial situation of the Group. This led to an increase of trade receivables and short-term financial debts of CHF 241 million in the balance sheet as at 31 December 2004.

IAS 1, Presentation of Financial Statements (revised)
The revised IAS 1 requires that minority interests are included in equity. The adoption of this requirement resulted in the reclassification of CHF 56 million to equity in the balance sheet as at 31 December 2004.

In addition to this IAS 1 (revised) now requires that net income in the income statement comprise the minority shares in the net income as well. As a consequence of this the line Net Income in the cash flow statement now also includes the minority share of the net income.

4. **Repayments of debt**
During the reporting period a bond in the amount CHF 201 million was paid back.

5. **Non-current assets held for sale**
On 1 January 2005 IFRS 5, Non-current Assets held for sale and Discontinued Operations became effective. The standard requires that non-current assets and associated liabilities are to be reported separately in the balance sheet, if it is Management's intention to sell them and if a sale is probable in the next twelve months. In accordance with this requirement assets held in Germany in the amount of CHF 64 million and the directly related liabilities in the amount of CHF 32 million are reported as held-for-sale in the balance sheet of 31 March 2005.

6. **Restructuring and Impairment**
During the reporting period, the Clariant Group recorded expenses for restructuring and impairment in the amount of CHF 29 million. This concerned a number of smaller projects mainly in Switzerland, Germany, France and the UK where personnel levels are being further reduced and fixed assets that were made redundant were written off.

7. **Nominal Value Reduction**
On April 7, 2005 the ordinary General Meeting of shareholders approved the repayment of CHF 0.25 of the nominal value of each registered share, resulting in the reduction of the nominal value from CHF 5 to CHF 4.75 per registered share. The payout will reduce the share capital by CHF 57 540 000. The approved payout is expected on June 23, 2005.

Recurring Divisional Figures (1/2)

Sales of Divisions to 3rd parties

	First Quarter			
	2005	**2004**	Change in %	
in CHF millions			in CHF	in LC
Textile, Leather, Paper	506	553	-8%	-6%
Pigments & Additives	460	474	-3%	0%
Masterbatches	280	286	-2%	0%
Functional Chemicals	527	520	1%	4%
Life Science Chemicals	219	253	-13%	-11%
Divisions Total	**1'992**	**2'086**		
Corporate	0	0		
Total continuing	**1'992**	**2'086**	-5%	-2%
Discontinuing operations	0	120		
Total	**1'992**	**2'206**		

EBITDA before exceptionals*

	2005	**2004**	Change in %	
in CHF millions			in CHF	in LC
Textile, Leather, Paper	47	63	-25%	-29%
Pigments & Additives	57	76	-25%	-18%
Masterbatches	30	37	-19%	-7%
Functional Chemicals	66	73	-10%	-3%
Life Science Chemicals	13	17	-24%	-14%
Divisions Total	**213**	**266**		
Corporate	-5	-6		
Total continuing	**208**	**260**	-20%	-10%
Discontinuing operations		20		
Total	**208**	**280**		

Operating income before exceptionals*

	2005	**2004**	Change in %	
in CHF millions			in CHF	in LC
Textile, Leather, Paper	35	45	-22%	-27%
Pigments & Additives	43	58	-26%	-17%
Masterbatches	22	30	-27%	-11%
Functional Chemicals	56	59	-5%	2%
Life Science Chemicals	6	3	-	-
Divisions Total	**162**	**195**		
Corporate	-23	-9		
Total continuing	**139**	**186**	-25%	-11%
Discontinuing operations		13		
Total	**139**	**199**		

* See Definitions of Terms of Financial Measurements on page 13.

Recurring Divisional Figures (2/2)

Sales of Divisions to 3rd parties

	First Quarter			
	2005	%	**2004**	%
in CHF millions				
Textile, Leather, Paper	506	25.4%	553	26.5%
Pigments & Additives	460	23.0%	474	22.8%
Masterbatches	280	14.1%	286	13.7%
Functional Chemicals	527	26.5%	520	24.9%
Life Science Chemicals	219	11.0%	253	12.1%
Divisions Total	**1'992**	100.0%	**2'086**	100.0%
Corporate	0		0	
Total continuing	**1'992**		**2'086**	
Discontinuing operations	0		120	
Total	**1'992**		**2'206**	

EBITDA before exceptionals*

in CHF millions	**2005**	% of sales	**2004**	% of sales
Textile, Leather, Paper	47	9.3%	63	11.4%
Pigments & Additives	57	12.4%	76	16.0%
Masterbatches	30	10.7%	37	12.9%
Functional Chemicals	66	12.5%	73	14.0%
Life Science Chemicals	13	5.9%	17	6.7%
Divisions Total	**213**		**266**	
Corporate	-5		-6	
Total continuing	**208**	10.4%	**260**	12.5%
Discontinuing operations	0		20	
Total	**208**		**280**	

Operating income before exceptionals*

in CHF millions	**2005**	% of sales	**2004**	% of sales
Textile, Leather, Paper	35	6.9%	45	8.1%
Pigments & Additives	43	9.3%	58	12.2%
Masterbatches	22	7.9%	30	10.5%
Functional Chemicals	56	10.6%	59	11.3%
Life Science and Electronic Materials	6	2.7%	3	1.2%
Divisions Total	**162**		**195**	
Corporate	-23		-9	
Total continuing	**139**	7.0%	**186**	8.9%
Discontinuing operations	0		13	
Total	**139**		**199**	

* See Definitions of Terms of Financial Measurements on page 13.

Rates

Rates used to translate the consolidated balance sheets (closing rate)	**31.3.2005**	31.12.2004	% Change
1 USD	**1.20**	1.13	6%
1 EUR	**1.55**	1.54	1%
1 GBP	**2.25**	2.18	3%
100 JPY	**1.12**	1.10	2%

Average sales-weighted rates used to translate the income statements and consolidated statements of cash flow	**1st Quarter 2005**	1st Quarter 2004	% Change
1 USD	**1.18**	1.26	-6%
1 EUR	**1.55**	1.57	-1%
1 GBP	**2.23**	2.31	-3%
100 JPY	**1.13**	1.17	-3%

CALENDAR OF CORPORATE EVENTS

June 23, 2005	Dividend Expected pay-out date of par value repayment (CHF 0.25 per share)
August 4, 2005	First Half 2005 Results
November 9, 2005	Nine Month 2005 Results
February 28, 2006	Full Year 2005 Results
April 6, 2006	Annual General Meeting
May 9, 2006	First Quarter 2006 Results
August 2, 2006	First Half 2006 Results
November 7, 2006	Nine Month 2006 Results

YOUR CLARIANT CONTACTS

Investor Relations	Tel.	+41 61 469 67 48
	Fax	+41 61 469 67 67
Holger Schimanke	Tel.	+41 61 469 67 45
Daniel Leuthardt	Tel.	+41 61 469 67 49
Media Relations	Fax	+41 61 469 65 66
Walter Vaterlaus	Tel.	+41 61 469 61 58
Rainer Weihofen	Tel.	+41 61 469 67 42

Clariant – Exactly your chemistry.

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs about 25,000 people. Headquartered in Muttenz near Basel, it generated sales of around CHF 8.5 billion in 2004.

Clariant's businesses are organized in five divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Functional Chemicals, Life Science Chemicals and Masterbatches.

Clariant is committed to sustainable growth springing from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or else add value to their end products. The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.

www.clariant.com

Clariant –
The Way Forward

1st Quarter Results
Conference Call – May 10, 2005

Clariant
Exactly your chemistry.

Clariant
Exactly your chemistry.

Disclaimer

This presentation contains certain statements that are neither reported financial results nor other historical information. This presentation also includes forward-looking statements.

Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond Clariant's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors such as: the timing and strength of new product offerings; pricing strategies of competitors; the Company's ability to continue to receive adequate products from its vendors on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs; and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Clariant does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Clariant
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Agenda

Key Factors 1st Quarter 2005

Financial Review

Business Review

Outlook

Clariant

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Key Factors
1st Quarter 2005
François Note, CFO

1st Quarter 2005 – Price Increases Achieved

- Sales flat at 1.992 bn compared to strong first quarter 2004
- Continued success in raising prices across most business lines
- Industry-wide slowdown, but long-term trend confirmed
- Raw material prices still at high level; negative FX impacts
- Transformation Program delivering further cost base reductions as planned
- Operating Income** at CHF 139 mn declined from CHF 186 mn*
- Operating Cash Flow at CHF 22 mn mainly due to higher inventories
- Net income up 18% to CHF 72 mn*

*on a comparable basis ** before exceptional items and amortization of goodwill

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Key financial group figures
1st Quarter 2005

1st Quarter 2005 in mn CHF	2005	% of Sales	2004* like-for-like	% of Sales	Change in % CHF	Change in % LC
Sales	1,992		2,045		-3	+0
Gross profit	613	30.8%	674	33.0%	-9	-5
EBITDA	183	9.2%	243	11.9%	-25	-16
EBITDA before exceptional items	208	10.4%	261	12.8%	-20	-14
Operating income before exceptional items and amortization of goodwill	139	7.0%	186	9.1%	-25	-17
Operating income	110	5.5%	154	7.5%	-29	-20
Net income	72	3.6%	61	3.0%		

as per	Mar 05	Dec 04	Mar 04
Net debt	1,392	1,331	2,901
Equity	2,403	2,288	1,387

* The numbers for 2004 are like-for-like to account for the sales of business activities in 2004. Sales in 2004: Electronic Materials of the Life Science Chemicals Division, Lancaster Synthesis Ltd, UK and USA, of the Life Science Chemicals Division, and Clariant Polymers, Japan, of the Textile, Leather & Paper Chemicals Division. All activities were sold *effective as per the end of 2004*

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Key Factors Q1 2005

Financial Review

Business Review

Outlook

Sales negatively affected by FX

1st Quarter 2005 versus 1st Quarter 2004, continuing operations*



Volume
Price
Sales in LC
Currency
Sales in CHF
-3%
+1%
-2%
-3%
-5%

* Continuing Operations: On September 30, 2004, Clariant sold the business unit Electronic Materials, belonging to the LSC division, to the Carlyle Group. As a consequence, Electronic Materials is disclosed as Discontinuing Operations for 2004.

Clariant

Exactly your chemistry.

Key Factors Q1 2005

Financial Review

Business Review

Outlook

Positive price trend continues


1st Quarter 2004
Half-Year
9 Months
FY 2004
1st Quarter 2005
+1%
0%
-1%
-2%
-3%
+1%

Price change cumulative, compared with year earlier period

Clariant

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Key Factors Q1 2005

Financial Review

Business Review

Outlook

Positive price trend across divisions

1st Quarter 2005 versus 1st Quarter 2004

Division	Trend
Functional Chemicals	↗
Textile, Leather & Paper Chemicals	↗
Masterbatches	↗
Life Science Chemicals	→
Pigments & Additives	→

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Key Factors Q1 2005

Financial Review

Business Review

Outlook

Group sales, 1st Quarter 2005, by region *(continuing operations*)*


Asia / Australia / Africa
411
-5%
-1%
Europe
1,060
-4%
-2%
Americas
521
-5%
-2%

in mn CHF

Sales 1st Quarter 2005: 1,992

Changes in CHF ⇧ / in LC ⇧

* Continuing Operations: On September 30, 2004, Clariant sold the business unit Electronic Materials, belonging to the LSC division, to the Carlyle Group. As a consequence, Electronic Materials is disclosed as Discontinuing Operations for 2004.

Clariant
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Key Factors Q1 2005

Financial Review

Business Review

Outlook

Cash flow affected by higher inventories

in mn CHF	1st Quarter 2005	1st Quarter 2004*
Net result	72	73
Depreciation & amortization	73	97
Other	-17	64
Operating cash flow before working capital	**128**	**234**
Change in working capital	-106	-131
Operating cash flow	**22**	**103**
Capital expenditure	-71	-53
Other	17	23
Cash flow before financing	**-32**	**73**

*restated

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Performance improvement measures from 2004 to 2007

EBIT impact of measures*

in mn CHF



100-120
350-450
600-700
700-900
2004
2005
2006
2007
200
300
100

performance improvement costs   performance improvement measures

*before business risks & price erosion

Clariant
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Reduction in personnel as planned


27,849
27,008
24,769
324
24,445
31 Dec 2002
31 Dec 2003
31 Dec 2004
Reduction
31 Mar 2005

Number of employees, reported

Clariant
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Key Factors Q1 2005
Financial Review
Business Review
Outlook

Divisional sales and margins 1st Quarter 2005 vs. 1st Quarter 2004 *(continuing operations*)*

1st Quarter 2005 in mn CHF	Q1 2005 Sales	Change 2005 vs 2004 LC in %	EBITDA Margin in %** 2005	EBITDA Margin in %** 2004
Textile, Leather & Paper Chemicals	506	-6	9.3	11.4
Pigments & Additives	460	+0	12.4	16.0
Masterbatches	280	+0	10.7	12.9
Functional Chemicals	527	+4	12.5	14.0
Life Science Chemicals	219	-11	5.9	6.7
Total continuing operations	1,992	-2	10.4	12.5

* Continuing Operations: On September 30, 2004, Clariant sold the business unit Electronic Materials, belonging to the LSC division, to the Carlyle Group. As a consequence, Electronic Materials is disclosed as Discontinuing Operations for 2004.
** EBITDA before exceptional items

Divisional performance

Textile, Leather & Paper Chemicals

- Better pricing environment for nearly all businesses
- Mixed performance for textiles; weaker demand for leather products

Pigments & Additives

- Weaker sales for decorative paints and products for automotives
- High level of demand for additives, e.g. waxes and flame retardants

Functional Chemicals

- Robust volume growth and improved pricing climate across all business lines
- Agro and oilfield industries doing particularly well

Divisional performance

Life Science Chemicals

- Improved sales in speciality fine chemicals, e.g. glyoxal derivates and monochloric acetic acid
- Improved pricing climate, but significant losses in Pharma volumes

Masterbatches

- Price increases supported by market-leader status
- Modest slowdown in demand across most regions

Clariant
Exactly your chemistry.

Key Factors Q1 2005
Financial Review
Business Review
Outlook

Outlook for 2005

- Improved sales in local currency*
- Improved pricing environment, but adverse currency and raw material effects expected
- Total cost base reduction of approx. CHF 300 mn for 2005
- Improved operating margin before exceptional items*
- Improved net income*

- Clariant long-term targets confirmed:
  - CHF 400 mn EBIT improvement by end 2007
  - Pre-Tax ROIC above 12% by end 2007

2005 – Increased profitability

*on a comparable basis

Clariant

Exactly your chemistry.

Questions and Answers

François Note

Clariant

Exactly your chemistry.

Calendar of upcoming corporate events

June 23, 2005	Dividend expected pay-out of par value repayment (CHF 0.25 per share)
August 4, 2005	First Half 2005 Results
November 9, 2005	Nine Month 2005 Results
February 28, 2006	Full Year 2005 Results
April 6, 2006	Annual General Meeting
May 9, 2006	First Quarter 2006 Results
August 2, 2006	First Half 2006 Results
November 7, 2006	Nine Month 2006 Results

Clariant
Exactly your chemistry.

Your Investor Relations contacts

Holger Schimanke
Head Investor Relations



holger.schimanke@clariant.com
Phone +41 61 469 67 45
Mobile +41 79 343 59 83

Daniel Leuthardt



daniel.leuthardt@clariant.com
Phone +41 61 469 67 49
Mobile +41 79 763 93 80

To be added to the mailing list of Clariant and for other administrative matters, please contact

Karine Huttenschmitt
karine.huttenschmitt@clariant.com
Phone +41 61 469 67 48
Fax +41 61 469 67 67
Mobile +41 79 456 63 48

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz
Switzerland

investor-relations@clariant.com

Clariant

Exactly your chemistry.

Backup Information

Group & Strategy

Business

Clariant Performance Improvement Program

The way forward

Strategic focus

- Recognized as a leading specialty chemicals Group
  - World-class customer service skills
  - Superior innovation and applications capabilities
  - Leading-edge technologies in synthesis, color and surface effects
- Defend and improve market-leading positions
- Focus on profitability and cash flow generation

Clariant
Exactly your chemistry.

Backup Information

Group & Strategy

Business

Clariant Performance Improvement Program

Current market segments

Textile, Leather & Paper Chemicals	Pigments & Additives	Functional Chemicals	Life Science Chemicals	Masterbatches
■ Textiles ■ Paper ■ Leather	■ Coating Industries ■ Plastic Industries ■ Printing Industries ■ Specialties	■ Detergents ■ Performance Chemicals ■ Process Chemicals	■ Pharmaceutical Fine Chemicals ■ Specialty Fine Chemicals	■ Europe ■ Asia Pacific ■ NAFTA ■ Latin America ■ Special Markets

Clariant
Exactly your chemistry.

Backup Information

Group & Strategy

Business

Clariant Performance Improvement Program

Clariant Organization


Chief Executive Officer
Human Resources
Finance / CFO
Group Communications
Services*
Group Legal
Technology**
Corporate Development
Textile, Leather & Paper Chemicals
Pigments & Additives
Functional Chemicals
Life Science Chemicals
Masterbatches

*SERVICES: Production Services, Supply Chain Management, Sourcing, ESHA, IT, International Coordination

**TECHNOLOGY: Intellectual Property, Innovation & Knowledge Management, New Business Development

Clariant
Exactly your chemistry.

The way forward - refocusing portfolio

Clariant portfolio	% of Sales	Market attractiveness	Competitive position	Clariant strategy
Service-driven businesses	60 - 70%	High	Strong	Expand
Technology-driven / niche businesses	10%	High but volatile	Strong in certain areas	Selectively develop
Cost-driven businesses	20 - 30%	Low	Weak to Medium	Restructure

Stable gross margin even at high oil prices


50
45
40
35
30
25
20
15
10
5
0
Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
00
01
02
03
04
Crude Oil Brent USD / bbl
Gross margin in %

No correlation of crude oil price and raw material costs on operational performance

Raw material dependency reduced

Percent of top 10 raw materials of total costs


34%
23%
2001
2004

Percent of VAM[1] of raw materials of total costs


12%
1%
2001
2004

- Sale of PVA/PVB business unit
- Sale of European emulsions and emulsion powders businesses

[1] Vinylacetate monomer

Clariant
Exactly your chemistry.

Backup Information

Group & Strategy

Business

Clariant Performance Improvement Program

Top 5 products in percentage of total raw material costs

Ranking	Product
1	Ethylene
2	Acetic Acid
3	Acrylates
4	Acetic Anhydride
5	Vinylacetate


Group
~18%
Total

Sales and cost structure, Full-year 2004

Clariant

Exactly your chemistry.

Backup Information

Group & Strategy

Business

Clariant Performance Improvement Program

Global sales distribution in %



Emerging markets 20
JPY 5
USD 28
4 GBP
41 EUR
CHF 2

Global cost distribution in %



Emerging markets 16
JPY 5
USD 22
5 GBP
46 EUR
CHF 6

in mn CHF

Backup Information

Group & Strategy

Business

Clariant Performance Improvement Program

*Divisional sales Full-year 2004 in end-user markets**



Durables
Automotive
Paper
4%
4%
5%
Agro
Other
6%
Electronics
1%
22%
Healthcare
4%
Packaging
11%
19%
Textiles
14%
Non-durables
10%
Construction

*continuing operations

Clariant
Exactly your chemistry.

Backup Information

Group & Strategy

Business

Clariant Performance Improvement Program

Break-down of CPIP costs

in mn CHF



~ 350
~ 60
~ 130
500-600
Personnel related costs
IT costs
Other one-time costs
Total restructuring costs

Expected timing

- CHF 200 mn in 2004
- ~ CHF 300 mn in 2005
- Rest in 2006

Clariant
Exactly your chemistry.

Substantial job cuts to sharply reduce costs


General Overhead
-22%
800
Manufacturing
-14%
1,500
Infrastructure/Services
-18%
1,250
Supply Chain
-14%
450

Total job cuts: 4,000 identified by end 2005

Clariant

Clariant International Ltd
Rothausstrasse 61
CH-4132 Muttenz 1/ Switzerland

April 7, 2005

News Release

10th Annual General Meeting of Clariant Ltd

Clariant shareholders vote in favor of the resolutions

MUTTENZ, Switzerland, April 7, 2005 – The shareholders of Clariant Ltd, Muttenz/ Switzerland, have taken note of the 2004 business results at the Company's 10th Annual General Meeting in Basel and voted by overwhelming majorities in favor of all resolutions proposed by the Board of Directors. They granted, among other things, discharge to the Board of Directors and the Board of Management and approved, instead of payment of a dividend, a repayment of the nominal value of CHF 0.25 of each registered share. The share capital of CHF 1,150,800,000 will therefore be reduced by CHF 57,540,000 to CHF 1,093,260,000, and the nominal value of each registered share will be reduced from CHF 5.00 by CHF 0.25 to CHF 4.75. The amount of CHF 0.25 in place of a dividend is expected to be paid to the shareholders in cash by the end of June 2005 after expiration of the legally prescribed notice to obligees. The available earnings to be carried forward of CHF 186,256,727 will be appropriated to the free reserves. The shareholders also approved the removal of the article from the Articles of Association (Statuten) that binds an acquirer to make a public purchase offer if acquiring more than 49 percent of the Company's shares. Therefore the threshold for making a public purchase offer will be reduced to the legal minimum of $33^1/_3$ percent. Robert Raeber, Chairman, and Professor Dieter Seebach were re-elected as members of the Board of Directors. Dr Klaus Jenny, an industrialist of Glarus/Switzerland, Member of the Board of Directors of Bâloise Holding and of non-listed companies, was elected as a new member of the Board of Directors for a term of office of four years following the death of Heinrich Bossard.

CALENDAR OF CORPORATE EVENTS

May 10, 2005	First Quarter 2005 Results
August 4, 2005	First Half 2005 Results
November 9, 2005	Nine Month 2005 Results

YOUR CLARIANT CONTACTS

Investor Relations	Tel.	+41 61 469 67 48
	Fax	+41 61 469 67 67
Holger Schimanke	Tel.	+41 61 469 67 45
Daniel Leuthardt	Tel.	+41 61 469 67 49
Media Relations	Fax	+41 61 469 65 66
Walter Vaterlaus	Tel.	+41 61 469 61 58
Rainer Weihofen	Tel.	+41 61 469 67 42

Clariant – Exactly your chemistry.

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs about 25,000 people. Headquartered in Muttenz near Basel, it generated sales of around CHF 8.5 billion in 2004.

Clariant's businesses are organized in five divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Functional Chemicals, Life Science Chemicals and Masterbatches.

Clariant is committed to sustainable growth springing from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or else add value to their end products. The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
CH-4132 Muttenz 1/ Switzerland

March 8, 2005

News Release

Clariant Posts Solid Full-Year 2004 Results
Sales, Net Income and Cash Flow Significantly Higher

- **Sales up 7% in local currency terms, to CHF 8.530 billion; volumes 9% higher**
- **Price increases achieved across several product lines towards year end**
- **Transformation Program delivering improvements ahead of expectations**
- **Net income rose to CHF 150 million, from CHF 97 million**
- **Operating cash flow increased to CHF 806 million from CHF 327 million**
- **Proposed payout of CHF 0.25 per share through a reduction in nominal share value from CHF 5.00 to CHF 4.75**

Key Financial Group Figures (in CHF mn)

Full Year	**2004**	% of sales	**2003** (reported)	**2003**[1] (like-for-like)	% of sales	**% Change** vs. like-for-like CHF	LC
Sales	**8,530**	100.0	8,516	8,075	100.0	+6	+7
Gross profit	**2,707**	31.7	2,729	2,585	32.0	+5	+6
EBITDA	**915**	10.7	1,119	1,061	13.1	-14	-17
EBITDA before exceptional items	**949**	11.1	974	916	11.3	+4	+4
Operating income before exceptional items and amortization of goodwill	**633**	7.4	611	551	6.8	+15	+19
Operating income	**530**	6.2	559	499	6.2	+6	+11
Net income/ loss	**150**	1.8	161	97	1.2		
Operating Cash Flow	**806**		327				

as per	**Dec 04**	**Sep 04**	Dec 03
Net debt	**1,090**	**1,304**	2,905
Equity	**2,202**	**2,242**	1,176
Gearing	**48%**	**57%**	234%
Number of employees	**24,769**	**25,082**	27,008

4th Quarter	**2004**	% of sales	**2003** (reported)	**2003**[1] (like-for-like)	% of sales	**% Change** vs. like-for-like CHF	LC
Sales	**1,980**	100.0	2,114	1,916	100.0	+3	+8
Gross profit	**601**	30.4	667	601	31.4	+0	-4
EBITDA	**169**	8.5	423	413	21.6	-59	-64
EBITDA before exceptional items	**189**	9.5	200	192	10.0	-2	-3
Operating income before exceptional items and amortization of goodwill	**116**	5.8	106	85	4.4	+36	+38
Operating income	**61**	3.1	262	241	12.6	-75	-73
Net income/ loss	**-20**	1.0	172	146	7.6	-	-
Operating Cash Flow	**248**		164				

[1] The numbers for 2003 were like-for-like to account for the sales of business activities in 2003. Sales in 2003: Cellulose Ethers of Division Functional Chemicals and AP Chemicals, UK, of Division Life Science and Electronic Chemicals. All activities were sold effective as per the end of 2003. Also excluded are the 4th quarter activities of Electronic materials and Lancaster synthesis of the Division Life Science & Electronic Chemicals.

MUTTENZ, Switzerland – March 8, 2005 – Clariant reported solid results for the full year 2004, with sales on a like-for-like basis increasing 7% in local currency terms. Operating income before exceptional items rose by CHF 82 million to CHF 633 million, while operating margins before exceptional items climbed to 7.4%, from 6.8% a year earlier.

Operating cash flow surged to CHF 806 million, from CHF 327 million. Growth was robust across all regions, especially in the Americas and in Asia. Sales in the Fourth Quarter were strong, rising 8% in local currency terms.

"These results clearly show Clariant is back and competing with the best in the industry," said Chief Executive Officer Roland Loesser. "There is still a lot of work to be done, but we can be proud of the achievements of the past year."

Sales on a like-for-like basis for the full year totalled CHF 8.530 billion, up from CHF 8.075 billion a year earlier. Volume growth – at 9% – was particularly strong. Sales growth on a continuing basis was highest in the Americas region, up 10% in local currency terms, followed by Asia, Australia and Africa, up 8% while European sales were 3% higher.

Price Increases in the Fourth Quarter

Price increases were achieved in the Fourth Quarter in several product lines, bringing the average price erosion for the full year from above 3% down to 2%. The company said it expects to continue increasing prices in 2005. Negative factors over the year included the effect of higher raw material prices, which rose approximately 2%, and the relative weakness of the U.S. dollar against the Swiss franc. Gross margins were slightly lower, at 31.7% from 32.0% a year earlier mainly because of higher raw material prices and continuing price pressure in some businesses.

Operating income before exceptional items and amortization of goodwill improved to CHF 633 million from CHF 551 million over the same period in 2003, on a like-for-like basis. Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA) grew 4%, to CHF 949 million, from CHF 916 million.

Overall, Clariant closed the financial year in excellent financial health. The company sharply reduced net debt levels in 2004, to CHF 1.090 billion, from CHF 2.905 billion a year earlier, a reduction of 63%.

Clariant's Board of Directors will propose at the Annual General Meeting on April 7, 2005 a payout of CHF 0.25 per share through a reduction of the nominal value of the shares to CHF 4.75, from CHF 5.0. One new board member will be proposed at the AGM: Dr. Klaus Jenny, an industrialist from Glarus, Switzerland, following the untimely death of Heinrich Bossard.

Transformation Process Proceeding Ahead of Expectations

The company also reported good progress on its Transformation Program, which is creating efficiencies throughout the organization, cutting costs and prioritizing businesses where it already has or is able to gain a competitive advantage. Following job cuts and the sale of several non-core business in 2004 the number of employees at year-end stood at 24,769, down from 27,008 at the end of 2003.

"We are now fully in the intense implementation phase of the Transformation Program," Mr. Loesser said. "What is particularly encouraging is the fact that we are continuing to grow on the

top line quarter by quarter, while carrying out deep and wide-ranging structural improvements that will ensure our competitiveness over the long-term." CHF 150 million in cost base reductions were achieved in 2004, about CHF 50 million more than planned for the year, and the program is well on target to deliver further savings of CHF 300 million in 2005.

Clariant put in place as of Jan. 1, 2005 a new operating model that has reduced organizational complexity, created numerous synergies and enabled a sharper focus on customer needs. "Clariant is now one fully coherent company," Mr. Loesser said. "The adaptation process to achieve that coherence requires a lot of discipline and hard work from our employees throughout the company, but I am absolutely convinced this will bring major benefits going forward."

Notable Strength in Functional Chemicals and Masterbatches

Growth was strong across most business units, particularly in service-driven areas, such as Coatings, Textile Chemicals and Performance Chemicals. Businesses that continued to face pressure include Textile Dyes and Pharma Chemicals, where overcapacities in the industry prevented a satisfactory performance.

Functional Chemicals reported a 15% increase in sales in local currency terms, followed by Masterbatches, at 8%, Pigments & Additives at 6% and Textile, Leather & Paper Chemicals, at 3%. Only Life Science Chemicals posted negative numbers, with a 4% decline. EBITDA margins before exceptional items improved in every division, particularly in Pigments & Additives, where they rose to 15.2%, from 13.5% due to very strong volume growth, and in Masterbatches, where they climbed to 11.9 %, from 11.0% also because of higher volumes.

Several non-core businesses were sold in 2004, including Electronic Materials, Lancaster Synthesis, Clariant Polymers K.K. and the company's participation in SF-Chem. The company will continue to sell non-core businesses over the coming years.

Clariant's focus on innovative, service-driven business yielded encouraging results, with the company receiving positive responses from the market for several market-leading product ranges. These include in the Textile, Leather & Paper Chemicals Division, Nuva ®, an oil and water repellent finishing agent for fibers and leather, and in the Functional Chemicals Division, a range of crop protection products that permit reductions in the amounts of active ingredients deployed, thereby providing economic and environmental benefits.

Several new customer-focused centers were opened during 2004, including, in the Masterbatches Division, three ColorWorks centers, which provide customers with assistance in color design and production.

Clariant Issues Positive Outlook

Mr. Loesser issued a positive outlook for the company for 2005, expecting solid growth in sales in local currency terms and an improved operating margin before exceptional items.

"I expect a positive macro economic climate for the specialty chemicals industry, and that Clariant will continue to grow above the market," Mr. Loesser said. "We will achieve further success with the implementation of our Transformation Program, providing a strong boost to our competitiveness over the medium and long-term."

Growth in 2005 will mainly be driven by increased volumes and higher prices across the group. The company anticipates negative foreign exchange affecting 2005 results in Swiss franc terms. Raw material prices are expected to increase on average by 5% to 7% over the coming year. Thanks to further improvements from the Transformation Program, the company expects to reduce the cost base by CHF 300 million compared to 2004. All factors considered, the company expects net income to rise in 2005.

Hint to editors:
The full year report including this release, financial and business discussion 4th quarter 2004 and consolidated financial statements 2004 is available on http://www.clariant.com.

CALENDAR OF CORPORATE EVENTS

April 7, 2005	AGM
May 10, 2005	First Quarter 2005 Results
August 4, 2005	First Half 2005 Results
November 9, 2005	Nine Month 2005 Results

YOUR CLARIANT CONTACTS

Investor Relations	Tel.	+41 61 469 67 48
	Fax	+41 61 469 67 67
Holger Schimanke	Tel.	+41 61 469 67 45
Daniel Leuthardt	Tel.	+41 61 469 67 49
Media Relations	Fax	+41 61 469 65 66
Walter Vaterlaus	Tel.	+41 61 469 61 58
Rainer Weihofen	Tel.	+41 61 469 67 42

Clariant – Exactly your chemistry.

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs about 25,000 people. Headquartered in Muttenz near Basel, it generated sales of around CHF 8.5 billion in 2004.

Clariant's businesses are organized in five divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Functional Chemicals, Life Science Chemicals and Masterbatches.

Clariant is committed to sustainable growth springing from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or else add value to their end products. The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.

www.clariant.com

Clariant International AG
Rothausstrasse 61
CH-4132 Muttenz 1/ Switzerland

Clariant

March 8, 2005

News Release

Clariant Posts Solid Full-Year 2004 Results
Sales, Net Income and Cash Flow Significantly Higher

- **Sales up 7% in local currency terms, to CHF 8.530 billion; volumes 9% higher**
- **Price increases achieved across several product lines towards year end**
- **Transformation Program delivering improvements ahead of expectations**
- **Net income rose to CHF 150 million, from CHF 97 million**
- **Operating cash flow increased to CHF 806 million from CHF 327 million**
- **Proposed payout of CHF 0.25 per share through a reduction in nominal share value to CHF 4.75**

Key Financial Group Figures (in CHF mn)

Full Year	2004	% of sales	2003 (reported)	2003[1] (like-for-like)	% of sales	% Change vs. like-for-like CHF	% Change vs. like-for-like LC
Sales	**8,530**	100.0	8,516	8,075	100.0	+6	+7
Gross profit	**2,707**	31.7	2,729	2,585	32.0	+5	+6
EBITDA*	**915**	10.7	1,119	1,061	13.1	-14	-17
EBITDA before exceptional items*	**949**	11.1	974	916	11.3	+4	+4
Operating income before exceptional items and amortization of goodwill*	**633**	7.4	611	551	6.8	+15	+19
Operating income	**530**	6.2	559	499	6.2	+6	+11
Net income/ loss	**150**	1.8	161	97	1.2		
Operating Cash Flow	**806**		327				

as per	Dec 04	Sep 04	Dec 03
Net debt*	**1,090**	**1,304**	2,905
Equity	**2,202**	**2,242**	1,176
Gearing	**48%**	**57%**	234%
Number of employees	**24,769**	**25,082**	27,008

4th Quarter	2004	% of sales	2003 (reported)	2003[1] (like-for-like)	% of sales	% Change vs. like-for-like CHF	% Change vs. like-for-like LC
Sales	**1,980**	100.0	2,114	1,916	100.0	+3	+8
Gross profit	**601**	30.4	667	601	31.4	+0	-4
EBITDA*	**169**	8.5	423	413	21.6	-59	-64
EBITDA before exceptional items*	**189**	9.5	200	192	10.0	-2	-3
Operating income before exceptional items and amortization of goodwill*	**116**	5.8	106	85	4.4	+36	+38
Operating income	**61**	3.1	262	241	12.6	-75	-73
Net income/ loss	**-20**	1.0	172	146	7.6	-	-
Operating Cash Flow	**248**		164				

[1] *The numbers for 2003 were like-for-like to account for the sales of business activities in 2003. Sales in 2003: Cellulose Ethers of Division Functional Chemicals and AP Chemicals, UK, of Division Life Science and Electronic Chemicals. All activities were sold effective as per the end of 2003. Also excluded are the 4th quarter activities of Electronic materials and Lancaster synthesis of the Division Life Science & Electronic Chemicals.*

* *See Definitions of Terms of Financial Measurements on page 14*

MUTTENZ, Switzerland – March 8, 2005 – Clariant reported solid results for the full year 2004, with sales on a like-for-like basis increasing 7% in local currency terms. Operating income before exceptional items rose by CHF 82 million to CHF 633 million, while operating margins before exceptional items climbed to 7.4%, from 6.8% a year earlier.

Operating cash flow surged to CHF 806 million, from CHF 327 million. Growth was robust across all regions, especially in the Americas and in Asia. Sales in the Fourth Quarter were strong, rising 8% in local currency terms

"These results clearly show Clariant is back and competing with the best in the industry," said Chief Executive Roland Loesser. "There is still a lot of work to be done, but we can be proud of the achievements of the past year."

Sales on a like-for-like basis for the full year totalled CHF 8.530 billion, up from CHF 8.075 billion a year earlier. Volume growth – at 9% – was particularly strong. Sales growth on a continuing basis was highest in the Americas region, up 10% in local currency terms, followed by Asia, Australia and Africa, up 8% while European sales were 3% higher.

<u>Price Increases in the Fourth Quarter</u>

Significant price increases were achieved in the Fourth Quarter in several product lines, bringing the average price erosion for the full year from above 3% down to 2%. The company said it expects to continue increasing prices in 2005. Negative factors over the year included the effect of higher raw material prices, which rose approximately 2%, and the relative weakness of the U.S. dollar against the Swiss franc. Gross margins were slightly lower, at 31.7% from 32.0% a year earlier mainly because of higher raw material prices and continuing price pressure in some businesses.

Operating income before exceptional items and amortization of goodwill improved to CHF 633 million from CHF 551 million over the same period in 2003, on a like-for-like basis. EBITDA before exceptional items grew 4%, to CHF 949 million, from CHF 916 million.

Overall, Clariant closed the financial year in excellent financial health. The company sharply reduced net debt levels in 2004, to CHF 1.090 billion, from CHF 2.905 billion a year earlier, a reduction of 63%.

Clariant's Board of Directors will propose at the Annual General Meeting on April 7, 2005 a payout of CHF 0.25 per share through a reduction of the nominal value of the shares to CHF 4.75, from CHF 5.0. One new board member will be proposed at the AGM: Dr. Klaus Jenny an industrialist from Glarus, Switzerland, following the untimely death of Heinrich Bossard.

<u>Transformation Process Proceeding Ahead of Expectations</u>

The company also reported good progress on its Transformation Program, which is creating efficiencies throughout the organization, cutting costs and prioritizing businesses where it already has or is able to gain a competitive advantage. Following job cuts and the sale of several non-core businesses in 2004 the number of employees at year-end stood at 24,769, down from 27,008 at the end of 2003.

"We are now fully in the intense implementation phase of the Transformation Program," Mr. Loesser said. "What is particularly encouraging is the fact that we are continuing to grow on the top line quarter by quarter, while carrying out deep and wide-ranging

structural improvements that will ensure our competitiveness over the long-term." CHF 150 million in cost base reductions were achieved in 2004, about CHF 50 million more than planned for the year and the program is well on target to deliver further savings of CHF 300 million in 2005.

Clariant put in place as of Jan. 1, 2005 a new operating model that has reduced organizational complexity, created numerous synergies and enabled a sharper focus on customer needs. "Clariant is now one fully coherent company," Mr. Loesser said. "The adaptation process to achieve that coherence requires a lot of discipline and hard work from our employees throughout the company, but I am absolutely convinced this will bring major benefits going forward."

Notable Strength in Functional Chemicals and Masterbatches

Growth was strong across most businesses units, particularly in service-driven areas, such as Coatings, Textile Chemicals and Performance Chemicals. Businesses that continued to face pressure include Textile Dyes and Pharma Chemicals, where overcapacities in the industry prevented a satisfactory performance.

Functional Chemicals reported a 15% increase in sales in local currency terms, followed by Masterbatches, at 8%, Pigments & Additives at 6% and Textile, Leather & Paper Chemicals, at 3%. Only Life Science Chemicals posted negative numbers, with a 4% decline. EBITDA margins before exceptional items improved in every division, particularly in Pigments & Additives, where they rose to 15.2%, from 13.5% due to very strong volume growth, and in Masterbatches, where they climbed to 11.9 %, from 11.0% also because of higher volumes.

Several non-core businesses were sold in 2004, including Electronic Materials, Lancaster Synthesis, Clariant Polymers K.K. and the company's participation in SF-Chem. The company will continue to sell non-core businesses over the coming years.

Clariant's focus on innovative, service-driven business yielded encouraging results, with the company receiving positive responses from the market for several market-leading product ranges. These include in the Textile, Leather & Paper Division, Nuva ®, an oil and water repellent finishing agent for fibers and leather, and in the Functional Chemicals Division, a range of crop protection products that permit reductions in the amounts of active ingredients deployed, thereby providing economic and environmental benefits.

Several new customer-focused centers were opened during 2004, including, in the Masterbatches Division, three ColorWorks centers, which provide customers with assistance in color design and production.

Clariant Issues Positive Outlook

Mr. Loesser issued a positive outlook for the company for 2005, expecting solid growth in sales in local currency terms and improved operating margin before exceptional items.

"I expect a positive macro economic climate for the speciality chemicals industry, and that Clariant will continue to grow above the market," Mr. Loesser said. "We will achieve further success with the implementation of our Transformation Program, providing a strong boost to our competitiveness over the medium and long-term."

Growth in 2005 will mainly be driven by increased volumes and higher prices across the group. The company anticipates negative foreign exchange affecting 2005 results in Swiss

franc terms. Raw material prices are expected to increase on average by 5% to 7% over the coming year. Thanks to further improvements from the Transformation Program, the company expects to reduce the cost base by CHF 300 million compared to 2004. All factors considered, the company expects net income to be higher for the Full-Year 2005.

-end-

Financial Review

Financial Discussion 4th Quarter

Economic Environment

Market conditions developed positively worldwide. Global economic growth continued, with strength particularly notable in the U.S., China and the rest of Asia. There was, however, reduced momentum in the Fourth Quarter compared to the first three quarters of the year. Continental Europe's economic recovery continued to gather pace while the relatively high level of the British pound somewhat limited the strength of growth in the UK. Geopolitical risks continued to be present. Raw material prices were higher in the Fourth Quarter 2004 compared to the previous quarters as oil and gas prices increased further.

In the Fourth Quarter 2004 the U.S. Dollar declined significantly against the Swiss Franc. Additionally the major European currencies and currencies in Asia and Latin America developed negatively against the Swiss franc during the Fourth Quarter.

Compared to the sales-weighted average exchange rates of the Fourth Quarter of 2003, all major currencies lost value versus the Swiss Franc. The exchange rates of the Euro (down 1%), the British pound (down 1%), the US dollar (down 9%) and the Japanese yen (down 6%) depreciated against the Swiss franc. Besides that, all main Latin American and Asian currencies lost value versus the franc.

Overall, the depreciation of major currencies against the Swiss franc caused a negative impact on group sales from continuing operations in the 4th Quarter by a negative 4% on a year-on-year basis.

Sales and Operating Result

Sales for the group from continuing operations in the Fourth Quarter of 2004 were 6% higher in local currency terms and 3% higher in Swiss francs. The corresponding figures on a like-for-like basis were 8% higher in local currencies and 3% higher in Swiss francs. Strong volume growth in the Fourth Quarter of 2004 amounted to an 8% increase (7% for continuing operations), compared with the same period of last year. The pricing climate continued to show improvements. Several business lines could achieve price increases. All divisions – with the exception of LSC - increased sales in local currency terms.

The Fourth Quarter of 2004 saw a slight decrease of the **gross margin** compared to the same period of 2003. This was mainly driven by strong volume growth, which also had a positive impact on capacity utilization. Additionally, the gross margin was helped by one-time payments of CHF 20 million received as compensations for earlier insurance claims. These positive factors could not offset the higher raw material costs.

Marketing and distribution costs in relation to sales decreased compared to the Fourth Quarter of 2003 (to 15.3% from 15.5%). The lower fixed costs in absolute terms contributed to this development.

The development of the **Administration and general overheads** in the Fourth Quarter of 2004 compared to the same period of the previous year, was mainly driven by the non-recurring costs related to the Transformation Program (e.g. I.T. and consultant costs) recorded during the last quarter of this year.

Restructuring expenses and impairments of CHF 48 million in the Fourth Quarter of 2004 included restructuring activities in Switzerland, UK and Germany.

The **book gain on disposals** in the last Quarter of 2004 was CHF 2 million. The Emulsion activities in Japan were sold during the last 3 months of 2004. This amount contrasts with the CHF 239 million recorded as book gain on disposals, which were reported in the same Quarter of previous year.

Financial Net Result improved mainly due to higher interest income from an increased average liquidity as well as lower interest expenses resulting from the financial debt reduction in 2004. Average gross financial debt was cut from CHF 4.1 billion in 2003 to CHF 3.2 billion in 2004. Exchange rate losses amounted to CHF 32.2 million in the Fourth Quarter 2004.

Tax expenses were influenced by a further increased proportion of profits generated in countries with high tax rates. In addition, running restructuring costs also generated Fourth losses in the Fourth Quarter for which no tax assets were capitalized.

Net loss for the last Quarter of 2004 was CHF 20 million.

Balance Sheet Key Figures

Total assets decreased from CHF 8.003 billion in December 2003 to CHF 7.805 billion at the end of December 2004. The main factor contributing to this development was the tight management of working capital in the Fourth Quarter. Accounts receivable, and inventories were reduced considerably during the last three months of the year, while to the largest extent possible the same payment terms were enforced with the Group's suppliers as with the Group's customers. In addition to the disposals that took place during the first nine months of 2004, operating assets were further reduced by the disposal of the Japanese subsidiary Clariant Polymers K.K. in November.

Equity was significantly impacted by the capital increase that took place in April 2004, which resulted in additional net proceeds of CHF 877 million. After having seen positive currency effects on equity for the first nine months of 2004, negative foreign currency developments affected equity in the Fourth quarter. The reason for this was a weakening euro and several Asian currencies that also declined in value compared to the Swiss franc. The currency impact on equity remained positive throughout 2004. Together with the negative result of the Fourth Quarter, these developments reduced equity from CHF 2.242 billion on September 30, 2004 to CHF 2.202 billion on December 31, 2004.

Net debt on December 31, 2004 declined to CHF 1.090 billion from CHF 2.905 billion on December 31, 2003, as a result mainly of the capital increase, the proceeds from the asset sales as well as the improved operating cash flow performance. On September 30, 2004 net debt was at CHF 1.304 billion.

Gearing, which reflects net financial debt in relation to equity capital, including minorities, declined from 234% on December 31, 2003 to 48% at the end of December 2004. In September, gearing was 57%. The calculation of this figure takes into account short and long-term financial debt less cash and cash equivalents, but also the amount of CHF 87 million of short-term deposits that are reported in Other Current Assets in the Balance Sheet.

Cash Flow

Cash flow from operating activities was CHF 248 million in the Fourth Quarter of 2004, compared with CHF 164 million for the same period a year earlier. For the entire year of 2004 an operating cash flow of CHF 806 million was achieved, compared to 327 million for the same period a year earlier.
A key factor in the improvement of the operating cash flow was the tight management of the net working capital. In the Fourth Quarter alone, trade receivables were reduced by CHF 80 million and inventories by CHF 63 million. Better payment terms with suppliers further helped the reduction of net working capital.
Capital expenditure remained tightly constrained at CHF 289 million for the total year 2004, of which CHF 85 million was spent in the Fourth Quarter. This is slightly less than in 2003, when total capital expenditure amounted to CHF 301 million, of which CHF 102 million spent in the Fourth Quarter.

Sales of business activities and financial fixed assets totalled CHF 385 million. This amount was net of a vendor loan note amounting to CHF 40 million accepted on the disposal of Electronic Materials and two receivables in the total amount of CHF 17 million due in 2005 resulting from the same transaction. Proceeds from disposals included the payments from the sale of Electronic Materials, a participation in SF-Chem, the Lancaster Synthesis business and the sale of the Japanese subsidiary Clariant Polymers K.K., which took place in November 2004. In addition, proceeds on a final settlement of the disposal of Cellulose Ethers in 2003 were obtained.

Financing activities were highlighted by the capital increase, which took place at the end of April. It resulted in net proceeds totalling CHF 877 million. During the reporting period, a syndicated loan in the amount of CHF 164 million, loan notes in the amount of CHF 395 million and a bond in the amount of CHF 250 million were paid back. CHF 87 million was temporarily invested in short-term deposits at the end of 2004.

Business Discussion

The divisional information given below refers to continuing operations only. On September 30, 2004, Clariant sold the business unit Electronic Materials of the LSE Division. As a consequence, Electronic Materials is disclosed as discontinuing operations for both 2004 and 2003. The business unit Cellulose Ethers of the FUN Division was sold in 2003.

Textile, Leather & Paper Chemicals

Total year CHF mn	**2004**	% of sales	2003	% of sales	Change in % CHF	LC
Sales	**2,203**	100.0	2,179	100.0	+1	+3
EBITDA before exceptional items*	**233**	10.6	243	11.2	-4	-3
Operating income before exceptional items and amortization of goodwill*	**158**	7.2	168	7.7	-6	-5
Operating income	**63**	2.9	127	5.8	-50	-48
Systematic depreciation on tangible fixed assets	**75**	3.4	75	3.4	0	-

Fourth Quarter CHF mn	**2004**	% of sales	2003	% of sales	Change in % CHF	LC
Sales	**531**	100.0	547	100.0	-3	0
EBITDA before exceptional items*	**48**	9.0	69	12.6	-30	-25
Operating income before exceptional items and amortization of goodwill*	**27**	5.1	33	6.0	-18	-14
Operating income	**19**	3.6	22	4.0	-14	-11
Systematic depreciation on tangible fixed assets	**21**	4.0	36	6.6	-42	-

** See Definitions of Terms of Financial Measurements on page 14*

Steady volume growth in the Fourth Quarter offset price pressure in all business segments in the **Textile, Leather & Paper Chemicals Division** resulting in flat sales in local currency terms. The main reason for the lower margins compared to a year earlier was the significant increase of raw material prices, which was not offset by higher volumes. As anticipated, restructuring charges depressed the operating income after exceptional items.

Price pressure, especially for disperse and reactive dyes continued in the area of **Textile Dyes.** The shift to Asia and strong low-cost competition put pressure on the demand and led to low volume growth. In contrast to these developments a good demand for technical textiles as well as the introduction of new innovative products resulted in good growth for **Textile Chemicals.** In contrast to the beginning of the year, the business in Europe, especially in Germany continued to recover. Overall, the textile business showed good sales and performance with sustainable growth in Asia in an improved pricing climate.

Continuous strong volumes in a better pricing environment led to solid growth in the Fourth Quarter for the **Leather business**. In China, booming demand for leather sofas and shoes remained at a high level. Finishing with exceptional growth and high margins could compensate the erosion of margins with Wet Chemicals and Dyes. New Fashion concepts with follow-up road shows show good impact on shoe upper and garment segment.

Volumes for **Paper Chemicals** grew steadily in the Fourth Quarter after a weak start at the beginning of the year. Europe performed better than a year earlier, and demand in the paper market in the US was strong in 2004. In Latin America and Asia, the paper industry gained momentum resulting in strong sales for dyes and optical brighteners.

Pigments & Additives

Total year CHF mn	2004	% of sales	2003	% of sales	Change in % CHF	 LC
Sales	**1,828**	100.0	1,745	100.0	+5	+6
EBITDA before exceptional items*	**278**	15.2	236	13.5	+18	+20
Operating income before exceptional items and amortization of goodwill*	**203**	11.1	164	9.4	+24	+27
Operating income	**162**	8.9	151	8.7	+7	+10
Systematic depreciation on tangible fixed assets	**75**	4.1	72	4.1	+4	

Fourth Quarter CHF mn	2004	% of sales	2003	% of sales	Change in % CHF	 LC
Sales	**422**	100.0	411	100.0	+3	+7
EBITDA before exceptional items*	**48**	11.4	41	10.0	+17	+19
Operating income before exceptional items and amortization of goodwill*	**26**	6.2	16	3.9	+63	+58
Operating income	**24**	5.7	10	2.4	-	-
Systematic depreciation on tangible fixed assets	**22**	5.2	25	6.1	-12	

** See Definitions of Terms of Financial Measurements on page 14*

Sales growth in the Fourth Quarter continued to be very strong in the **Pigments & Additives Division,** showing a rise of 7% in local currency terms. The main driver for the strong volume development was the increasing demand for more colorful products in the market. As a consequence, margins improved despite rising raw material prices.

The greatest volume growth in the division was once again seen in the **Coatings business.** A high demand especially in consumer markets such as decorative and industrial paints made sustainable contributions to these results. The first production of a new high-performance red pigment range (DPP) was successful and will broaden the product portfolio significantly.

Continuous growth in volume from a weak beginning in 2004 for **Printing Industries** was in evidence. A strong seasonal business in publication gravure, significant growth in intermediates as well as high sales levels in Japan in non-impact printing and special inks contributed to these results, while prices experienced continuous pressure driven by the continuing customer consolidation.

Very strong demand particularly in flame retardants and polymer additives contributed to good growth in products for **Plastics**. The robust increase in sales in the Fourth Quarter was mainly driven by volumes. The new plant for the recent successfully introduced range of halogen-free flame retardants -- Exolit OP® -- started production.

Volumes peaked in the Fourth Quarter resulting in good growth for **Specialized Industries**, especially with products for polishes and formulators.

Masterbatches

Total year CHF mn	**2004**	% of sales	2003	% of sales	Change in % CHF	Change in % LC
Sales	**1,108**	100.0	1,041	100.0	+6	+8
EBITDA before exceptional items*	**132**	11.9	114	11.0	+16	+16
Operating income before exceptional items and amortization of goodwill*	**103**	9.3	86	8.3	+20	+20
Operating income	**92**	8.3	80	7.7	+15	+15
Systematic depreciation on tangible fixed assets	**28**	2.5	28	2.7	0	

Fourth Quarter CHF mn	**2004**	% of sales	2003	% of sales	Change in % CHF	Change in % LC
Sales	**256**	100.0	252	100.0	+2	+5
EBITDA before exceptional items*	**25**	9.8	25	9.9	+0	-1
Operating income before exceptional items and amortization of goodwill*	**17**	6.6	17	6.7	+0	-1
Operating income	**15**	5.9	15	6.0	+0	-1
Systematic depreciation on tangible fixed assets	**7**	2.7	8	3.2	-13	

** See Definitions of Terms of Financial Measurements on page 14*

The **Masterbatches Division** continued to show excellent growth in all regions at above the overall market. Sales were favorably impacted by expansion and continued growth in Asia Pacific, improving economic conditions in both North and South America and increasing but still moderate growth in Europe. There are limited signs of economic recovery in Europe, but growth remains steady.

As a result sales in local currencies rose 5% in the Fourth Quarter. The robust performance of this division was mainly driven by higher volumes. Margins fell in the quarter because of exceptional large increases in plastic polymer and pigment prices.

Given the fact that Asia is the core growth region for this division, Clariant significantly increased its presence in Greater China with expanded operations in Taiwan and Shanghai and a new plant in Beijing.

Clariant is leveraging its global presence and color formulation leadership with five operating ColorWorks Design Centers. These regional centres allow designers to not only select colors, but also to visualize products in different settings.

Functional Chemicals (Continuing operations)

Total year CHF mn	**2004**	% of sales	2003 Restated[1]	% of sales	Change in % CHF	 LC
Sales	**1,977**	100.0	1,752	100.0	+13	+15
EBITDA before exceptional items*	**273**	13.8	244	13.9	+12	+12
Operating income before exceptional items and amortization of goodwill*	**224**	11.3	188	10.7	+19	+22
Operating income	**220**	11.1	271	15.5	-19	-18
Systematic depreciation on tangible fixed assets	**49**	2.5	56	3.2	-13	

Fourth Quarter CHF mn	**2004**	% of sales	2003 Restated[1]	% of sales	Change in % CHF	 LC
Sales	**513**	100.0	449	100.0	+14	+21
EBITDA before exceptional items*	**76**	14.8	83	18.5	-8	-7
Operating income before exceptional items and amortization of goodwill*	**65**	12.7	65	14.5	0	0
Operating income	**49**	9.6	290	64.6	-83	-83
Systematic depreciation on tangible fixed assets	**11**	2.1	18	4.0	-39	

[1] In 2003 the business unit Cellulose Ethers pertaining to the division Functional Chemicals was sold.
** See Definitions of Terms of Financial Measurements on page 14*

Volumes in the Fourth Quarter remained at a high level, with prices continuing the positive trend throughout the year, resulting in 21% growth in local currency terms for the **Functional Chemicals Division.** Margins peaked in the period but decreased in comparison to the year before due to positive non-recurring special items in 2003. Continuous good capacity utilization, strong volume growth and price increases for raw materials were the main driver for this margin development. Responding to high oil prices, all crude oil based raw materials rose substantially in the Fourth Quarter.

Stable prices combined with good volumes for the Fourth Quarter resulted in a moderate growth for the global **Detergent** business. The better performance of this business was mainly driven by better volumes in high-margin products.

A better pricing environment and solid volumes led to a growing business for **Performance Chemicals** compared with the same period last year. As the quarters before especially the crop protection business was particularly robust because of strong business in Latin America. While consumer markets picked up rather slowly, continuing good market conditions led to strong results in the construction and paints industries.

Strong pricing power for **Process Chemicals** was mainly driven by higher raw material prices. Margin development was positive as all businesses contributed to the positive development. In particular Clariant Oil Services secured long term contracts in the North Sea and North America. Business in this area has grown above average.

Life Science & Electronic Chemicals (Continuing operations)

Total year CHF mn	**2004**	% of sales	2003 Restated[1]	% of sales	Change in % CHF	 LC
Sales	**1,028**	100.0	1,076	100.0	-5	-4
EBITDA before Exceptional items*	**75**	7.3	56	5.2	+34	+33
Operating income before exceptional items and amortization of goodwill*	**21**	2.0	-21	-	-	-
Operating income	**93**	9.0	-91	-	-	-
Systematic depreciation on tangible fixed assets	**54**	5.3	77	7.2	-30	

Fourth Quarter CHF mn	**2004**	% of sales	2003 Restated[1]	% of sales	Change in % CHF	 LC
Sales	**260**	100.0	273	100.0	-5	-2
EBITDA before Exceptional items*	**40**	15.4	21	7.7	+90	+89
Operating income before exceptional items and amortization of goodwill*	**27**	10.4	0	0	-	-
Operating income	**8**	3.1	-47	-	-	-
Systematic depreciation on tangible fixed assets	**13**	5.0	21	7.7	-38	

[1] On September 30, 2004, Clariant sold the business unit Electronic Materials pertaining to the division LSE to the Carlyle group. As a consequence, Electronic Materials is now disclosed as Discontinuing Operations for both 2004 and 2003.

** See Definitions of Terms of Financial Measurements on page 14*

The **Life Science & Electronic Chemicals Division** experienced strong volume growth in the Fourth Quarter, but negative pricing pressure led to a decrease in sales of 2% in local currency terms. Margins were dragged down mainly due to loss in volumes and prices as well as some restructuring charges in the custom synthesis business. Additionally, the operating income before exceptional items was helped by one-time payments of CHF 20 million received as compensations for earlier insurance claims.

Ongoing pricing pressure some delays in demand and tough market conditions in the **Pharma** segment resulted in a weaker business compared to the same period in 2003. The development in the segment of generics was unable to offset these negative developments. No change of in-sourcing trends in pharma was in evidence.

Stable prices for chemicals in **Custom Synthesis** and a good demand led to stronger sales in the Fourth Quarter. The increase in volumes was mainly driven by better demand from agro, paper and photochemical markets. Capacity cuts from last year contributed to a significantly lower cost base. Asia continued to progress with technological capabilities and market acceptance. The new applications fields of thermal and photo paper developed positively, with increasing number of products commercialized and in late-stage development.

Robust sales mainly of glyoxylic acid and monochloroacetic acid derivates helped to increase the business of **Specialty Fine Chemicals**. Increased performance was visible across all four business lines: Glyoxal, Diketens, Acetyl Building Blocks and Silanes.

Regional Developments

Europe

In the Fourth Quarter of 2004, European sales of group companies accounted for 51% of continuing operations of Group turnover. On a continuing basis, sales increased by 8% in Swiss Franc terms and by 6% in local currency terms. The picture was mixed on a country basis. While Germany showed healthy sales growth, +12% in CHF and +12% in local currency terms, sales in the UK, hampered by a strong pound, decreased.

Americas

Group companies' sales in the Americas contributed 27% of continuing operations of Group turnover for the Fourth Quarter of 2004. Sales increased by 11% in local currency terms and decreased by 2% in Swiss Franc terms. In the U.S., sales increased by 6% in local currency terms, but decreased by 2% in Swiss Franc terms. In Latin America, sales growth was strong in both Swiss Franc and local currency terms. Substantial sales growth was achieved in particular in Brazil and Argentina.

Asia, Africa, Australia

In the Fourth Quarter of 2004, group companies' sales in Asia, Australia and Africa contributed 22% of continuing operations of group sales. Sales grew by 5% in local currency terms but decreased by 2% in Swiss Franc terms. Substantial sales growth in Swiss Franc terms (as well as in local currency terms) was achieved in particular in China, Pakistan and Thailand. Sales in Greater China continued with strong double-digit growth rates, both in Swiss Franc and in local currency terms.

Definition of Terms of Financial Measurements

The following financial measurements are supplementary financial indicators. Those should be considered in addition to, not as a substitute for, operating income, net income, operating cash flow and other measures of financial performance and liquidity reported in accordance with International Financial Reporting Standards (IFRS).

EBITDA – (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation on fixed assets and amortization of goodwill and intangibles and could be reconciled from the Condensed Financial Statements as follows:

CHF mn	Full year		4th Quarter	
	2004	2003	**2004**	2003
Operating Income	**530**	559	**61**	262
+ Depreciation of fixed assets	**345**	520	**98**	149
+ Amortization of Goodwill	**30**	31	**8**	8
+ Amortization of other intangibles	**10**	9	**2**	4
EBITDA	**915**	1,119	**169**	423

EBITDA before exceptional items – is calculated as EBITDA plus restructuring and impairment and gain/ loss on disposal

CHF mn	Full year		4th Quarter	
	2004	2003	**2004**	2003
EBITDA	**915**	1,119	**169**	423
+ Restructuring and Impairment	**136**	260	**49**	75
- Depreciation of fixed assets (reported under Restructuring and impairment)	**-39**	-166	**-27**	-59
+/- Gain/ Loss on Disposals	**-63**	-239	**-2**	-239
EBITDA before exceptional items	**949**	974	**189**	200

Operating income before exceptional items and amortization of goodwill – is calculated as Operating Income before restructuring and disposals plus amortization of goodwill and could be reconciled from the Condensed Financial Statements as follows:

CHF mn	Full year		4th Quarter	
	2004	2003	**2004**	2003
Operating Income	**530**	559	**61**	262
+ Restructuring and Impairment	**136**	260	**49**	75
+/- Gain/ Loss on Disposals	**-63**	-239	**-2**	-239
+Amortization of Goodwill	**30**	31	**8**	8
Operating Income before exceptional items and amortization of Goodwill	**633**	611	**116**	106

EBITDA margin – is EBITDA expressed as a percentage of Third party sales
Operating margin – is operating income expressed as percentage of Third party sales.

Net debt – is the sum of long-term and short-term financial debt less cash and cash equivalents and short-term deposits (CHF87 million at December 31 2004 and CHF 400 million at September 30 2004) reported in other current assets.

Condensed Financial Statement of the Clariant Group at December 31, 2004

unaudited, all amounts in CHF millions

Condensed Income Statements

Income Statements of the Group	Full Year 2004 CHF mn	%	Full Year 2003 CHF mn	%	4th Quarter 2004 CHF mn	%	4th Quarter 2003 CHF mn	%
Sales	**8,530**	100.0	8,516	100.0	**1,980**	100.0	**2,114**	100.0
Cost of goods sold	**-5,823**	68.3	-5,787	68.0	**-1,379**	69.6	**-1,447**	68.4
Gross profit	**2,707**	31.7	2,729	32.0	**601**	30.4	**667**	31.6
Marketing and distribution	**-1,262**	14.8	-1,292	15.1	**-302**	15.3	-325	15.5
Research and development	**-274**	3.2	-308	3.6	**-59**	3.0	-79	3.7
Income from associated companies	**26**	0.3	29	0.3	**9**	0.5	8	0.4
Administration and general overhead costs	**-564**	6.6	-547	6.4	**-133**	6.7	-165	7.8
Gain from the sale of discontinuing operations, subsidiaries and associated companies	**63**	0.7	239	2.8	**2**	0.1	239	11.3
Restructuring and impairment	**-136**	1.6	-260	3.0	**-49**	2.5	-75	3.5
Amortization of goodwill	**-30**	0.3	-31	0.4	**-8**	0.4	-8	0.4
Operating income	**530**	6.2	559	6.6	**61**	3.1	262	12.4
Finance costs-net[1a,1b]	**-233**		-275		**-60**		-95	
Income before taxes and minority interests	**297**	3.5	284	3.3	**1**	0.1	167	7.9
Taxes	**-140**		-111		**-20**		9	
Income before minority interests	**157**	1.8	173	2.0	**-19**	1.0	176	8.3
Minority interests	**-7**		-12		**-1**		-4	
Net income of the Group	**150**	1.8	161	1.9	**-20**	1.0	172	8.1
Earnings per share (CHF) [2,4]	**0.71**		0.93		**-0.12**		0.99	
Diluted earnings per share (CHF)[3,4]	**0.71**		0.93		**-0.12**		0.99	

[1a] *of which currency losses in twelve months 2004 of CHF 75 million, currency losses in twelve months 2003 of CHF 95 million*

[1b] *of which currency losses in the Fourth Quarter 2004 of CHF 32 million, currency losses in the Fourth Quarter 2003 of 43 million*

[2] *calculated with average, weighted number of shares outstanding (adjustment factor 1.15)*

[3] *calculated with average, weighted, diluted number of shares outstanding (adjustment factor 1.15)*

[4] *For 2003, restated for impact of capital increase (adjustment factor 1.15)*

Condensed Divisional Figures

Sales of Divisions to 3rd parties	Full year				4th Quarter			
CHF mn	2004	2003 Restated[1]	Change in % in CHF	in LC	2004	2003 Restated[1]	Change in % in CHF	In LC
Textile, Leather & Paper Chemicals	**2,203**	2,179	+1	+3	**531**	547	-3	+0
Pigments & Additives	**1,828**	1,745	+5	+6	**422**	411	+3	+7
Masterbatches	**1,108**	1,041	+6	+8	**256**	252	+2	+5
Functional Chemicals	**1,977**	1,752	+13	+15	**513**	449	+14	+21
Life Science & Electronic Chemicals	**1,028**	1,076	-5	-4	**260**	273	-5	-2
Total continuing operations	**8,144**	7,793	+5	+6	**1,982**	1932	+3	+7
Discontinuing operations	**386**	723			**-2**	182		
Total Group	**8,530**	8,516	0	+2	**1,980**	2,114	-6	-2

EBITDA*	Full year				4th Quarter			
CHF mn	2004	2003 Restated[1]	Change in % in CHF	in LC	2004	2003 Restated[1]	Change in % in CHF	In LC
Textile, Leather & Paper Chemicals	**168**	235	-29	-27	**54**	74	-27	-26
Pigments & Additives	**250**	235	+6	+8	**47**	40	+18	+23
Masterbatches	**125**	112	+12	+12	**24**	25	-4	-5
Functional Chemicals	**276**	428	-36	-35	**67**	305	-78	-77
Life Science & Electronic Chemicals	**162**	33	-	-	**33**	21	+57	+56
Total Divisions	**981**	1,043	-6	-5	**225**	465	-52	-49
Corporate	**-130**	-56			**-57**	-75		
Total continuing operations	**851**	987	-14	-12	**168**	390	-57	-54
Discontinuing operations	**64**	132			**1**	33		
Total Group	**915**	1,119	-18	-17	**169**	423	-60	-58

Operating Income	Full year				4th Quarter			
CHF mn	2004	2003 Restated[1]	Change in % in CHF	in LC	2004	2003 Restated[1]	Change in % in CHF	In LC
Textile, Leather & Paper Chemicals	**63**	127	-50	-48	**19**	22	-14	-11
Pigments & Additives	**162**	151	+7	+10	**24**	10	-	-
Masterbatches	**92**	80	+15	+15	**15**	15	0	-1
Functional Chemicals	**220**	271	-19	-18	**49**	290	-83	-83
Life Science & Electronic Chemicals	**93**	-91	-	-	**8**	-47	-	-
Total Divisions	**630**	538	+17	+22	**115**	290	-60	-57
Corporate	**-142**	-65			**-54**	-48		
Total continuing operations	**488**	473	+3	+8	**61**	242	-75	-72
Discontinuing operations	**42**	86			**0**	20		
Total Group	**530**	559	-5	-1	**61**	262	-77	-75

[1] On September 30, 2004, Clariant sold the business unit Electronic Materials pertaining to the division LSE to The Carlyle Group. As a consequence, Electronic Materials is now disclosed as Discontinuing Operations for both 2004 and 2003. In 2003 the business unit Cellulose Ethers pertaining to the division FUN was sold.
** See Definitions of Terms of Financial Measurements on page 14*

Condensed Divisional Figures

EBITDA margin*	Full year				4th Quarter			
CHF mn	**2004**	% of sales	2003 Restated[1]	% of sales	**2004**	% of sales	2003 Restated[1]	% of sales
Textile, Leather & Paper Chemicals	**168**	7.6	235	10.8	**54**	10.2	74	13.5
Pigments & Additives	**250**	13.7	235	13.5	**47**	11.1	40	9.7
Masterbatches	**125**	11.3	112	10.8	**24**	9.4	25	9.9
Functional Chemicals	**276**	14.0	428	24.4	**67**	13.1	305	67.9
Life Science & Electronic Chemicals	**162**	15.8	33	3.1	**33**	12.7	21	7.7
Corporate	**-130**		-56		**-57**		-75	
Total continuing operations	**851**	10.4	987	12.7	**168**	8.5	390	20.2
Discontinuing operations	**64**		132		**1**		33	
Total Group	**915**	10.7	1,119	13.1	**169**	8.5	423	20.0

Operating Income margin*	Full year				4th Quarter			
CHF mn	**2004**	% of sales	2003 Restated[1]	% of sales	**2004**	% of sales	2003 Restated[1]	% of sales
Textile, Leather & Paper Chemicals	**63**	2.9	127	5.8	**19**	3.6	22	4.0
Pigments & Additives	**162**	8.9	151	8.7	**24**	5.7	10	2.4
Masterbatches	**92**	8.3	80	7.7	**15**	5.9	15	6.0
Functional Chemicals	**220**	11.1	271	15.5	**49**	9.6	290	64.6
Life Science & Electronic Chemicals	**93**	9.0	-91	-	**8**	3.1	-47	-
Corporate	**-142**		-65		**-54**		-48	
Total continuing operations	**488**	6.0	473	6.1	**61**	3.1	242	12.5
Discontinuing operations	**42**		86		**0**		20	
Total Group	**530**	6.2	559	6.6	**61**	3.1	262	12.4

[1] On September 30, 2004, Clariant sold the business unit Electronic Materials pertaining to the division LSE to The Carlyle Group. As a consequence, Electronic Materials is now disclosed as Discontinuing Operations for both 2004 and 2003. In 2003 the business unit Cellulose Ethers pertaining to the division FUN was sold.
** See Definitions of Terms of Financial Measurements on page 14*

Condensed Statement of Sales by Regions

Allocated by region of-party's sales destination

Full year CHF mn	**2004**	% of sales	2003 Restated[1]	% of sales	Change in % CHF	Change in % LC
Europe	**4,154**	48.7	3,963	46.5	+5	+3
of which Germany	1,244	*14.6*	1,138	*13.4*	*+9*	*+8*
Americas	**2,191**	25.7	2,108	24.8	+4	+10
of which USA	1,107	*13.0*	1,131	*13.3*	*-2*	*+5*
Asia / Australia / Africa	**1,799**	21.1	1,722	20.2	+4	+8
Total continuing operations	**8,144**		7,793		+5	+6
Discontinuing operations	**386**	4.5	723	8.5	-	
Total Group	**8,530**	100.0	8,516	100.0	+0	+2

Fourth Quarter CHF mn	**2004**	% of sales	2003 Restated[1]	% of sales	Change in % CHF	Change in % LC
Europe	**1,008**	50.9	937	44.3	+8	+6
of which Germany	310	*15.7*	276	*13.1*	*+12*	*+12*
Americas	**532**	26.9	545	25.8	-2	+11
of which USA	254	*12.8*	258	*12.2*	*-2*	*+6*
Asia / Australia / Africa	**442**	22.3	450	21.3	-2	+5
Total continuing operations	**1,982**		1,932		+3	+7
Discontinuing operations	**-2**	0.1	182	8.6		
Total Group	**1,980**	100.0	2,114	100.0	-6	-2

[1] On September 30, 2004, Clariant sold the business unit Electronic Materials pertaining to the division LSE to The Carlyle Group. As a consequence, Electronic Materials is now disclosed as Discontinuing Operations for both 2004 and 2003. In 2003 the business unit Cellulose Ethers pertaining to the division FUN was sold.

Condensed Balance Sheets

Assets CHF mn	31.12.04	%	30.09.04	%	31.12.03	%
Long-term assets						
Tangible fixed assets	**2,440**		2,542		2,776	
Intangible assets	**405**		416		451	
Investments in associated companies	**226**		225		312	
Financial and other long-term assets	**96**		85		107	
Deferred tax assets	**279**		231		291	
Total long-term assets	3,446	44.2	3,499	42.9	3,937	49.2
Short term assets						
Inventories	**1,325**		1,451		1,569	
Trade accounts receivable	**1,133**		1,257		1,259	
Other short term assets	**424**		838		309	
Cash and cash equivalents	**1,477**		1,114		929	
Total short-term assets	4,359	55.8	4,660	57.1	4,066	50.8
Total assets	7,805	100.0	8,159	100.0	8,003	100.0

Equity and liabilities in CHF mn	31.12.04	%	30.09.04	%	31.12.03	%
Equity						
Share capital	**1,151**		1,151		767	
Treasury shares (par value)	**-16**		-19		-18	
Reserves	**529**		570		23	
Retained Earnings	**538**		540		404	
Total equity	**2,202**	**28.2**	**2,242**	**27.5**	**1'176**	**14.7**
Minority interests	**56**	0.7	61	0.8	64	0.8
Liabilities						
Long-term liabilities						
Financial debts	**1,723**		1,924		2,620	
Deferred tax liabilities	**373**		324		384	
Provision for long-term liabilities	**837**		977		893	
Total long-term liabilities	2,933		3,225		3,897	
Short-term liabilities						
Trade and other accounts payables	**1,165**		1,142		1,148	
Financial debts	**931**		894		1,214	
Taxes payable	**153**		157		141	
Provision for short-term liabilities	**365**		438		363	
Total short-term liabilities	2,614		2,631		2,866	
Total liabilities	5,547	71.1	5,856	71.8	6,763	84.5
Total equity and liabilities	7,805	100.0	8,159	100.0	8,003	100.0

Condensed Cash Flow Statements

	Full year		4th Quarter	
	31.12.	31.12.	**31.12.**	31.12.
CHF mn	**2004**	2003	**2004**	2003
Net Result	**150**	161	**-20**	172
Depreciation of tangible fixed assets	**345**	520	**99**	149
Amortization of goodwill	**30**	31	**8**	8
Amortization of other intangibles	**10**	9	**2**	4
Changes in long-term liabilities	**216**	36	**-54**	-82
Interest paid	**-161**	-176	**-66**	-159
Income taxes paid	**-104**	-136	**-8**	-42
Gain / Loss on disposal before taxes	**-63**	-239	**-2**	-239
Other non-cash items	**46**	33	**62**	16
Operating Cash Flow before changes in working capital	**469**	239	**21**	-173
Changes in inventory	**15**	-19	**63**	49
Changes in trade accounts receivables	**39**	12	**80**	0
Changes in trade accounts payables	**90**	-68	**54**	107
Changes in other short-term assets and liabilities	**193**	163	**30**	181
Operating Cash Flow	**806**	327	**248**	164
Investments in tangible fixed assets	**-289**	-301	**-85**	-102
Investments in intangible assets	**-8**	-4	**-1**	-3
Sale of tangible and intangible assets	**10**	26	**-1**	24
Acquisition of companies, businesses and participations	**-24**	-3	**0**	0
Proceeds from disposal of discontinuing operations, subsidiaries and associated companies	**385**	371	**-33**	371
Dividends received	**31**	32	**0**	1
Interest received	**23**	8	20	7
Total cash flow from investing activities	**128**	129	**-100**	298
Cash Flow before financing activities	**934**	456	**148**	462
Capital increase	**877**	0	**2**	0
Treasury share transactions	**16**	5	**14**	0
Repayments of long-term financial debts	**-234**	-454	**0**	-43
Changes in short-term financial debts	**-1,002**	209	**213**	51
Dividends paid	**-30**	0	**0**	0
Cash Flow from financing activities	**-373**	-240	**229**	8
Currency translation effect on cash and cash equivalents	**-13**	-5	**-14**	-6
Net change in cash and cash equivalents	**548**	211	**363**	464
Cash and cash equivalents at the beginning of the period	**929**	718	**1,114**	465
Cash and cash equivalents at the end of period	**1,477**	929	**1,477**	929

Condensed Earnings Per Share Data

Nine month	2004	2003[3]
Number of shares outstanding at Dec. 31	**230 160 000**	153 440 000
Weighted average, number of shares outstanding	**210 865 937**	172 746 036
Weighted average, diluted number of shares outstanding	**212 358 550**	174 096 883
Earnings per share (in CHF) [1)]	**0.71**	0.93
Diluted earnings per share (in CHF) [2)]	**0.71**	0.93

[1] *calculated with average, weighted number of shares outstanding (adjustment factor 1.15)*
[2] *calculated with average, weighted, diluted number of shares outstanding (adjustment factor 1.15)*
[3] *restated for impact of capital increase (adjustment factor 1.15)*

Rates

Rates used to translate the consolidated balance sheets (closing rate)	**31.12.2004**	31.12.2003	% Change
1 USD	**1.13**	1.24	-9
1 EUR	**1.54**	1.56	-1
1 GBP	**2.18**	2.20	-1
100 JPY	**1.10**	1.16	-5

Average sales-weighted rates used to translate the income statements and consolidated statements of cash flow	**Full year 2004**	Full year 2003	% Change
1 USD	**1.25**	1.35	-7
1 EUR	**1.54**	1.52	+1
1 GBP	**2.28**	2.20	+4
100 JPY	**1.15**	1.16	-1

CALENDAR OF CORPORATE EVENTS

April 7, 2005	AGM
May 10, 2005	First Quarter 2005 Results
August 4, 2005	First Half 2005 Results
November 9, 2005	Nine Month 2005 Results

YOUR CLARIANT CONTACTS

Investor Relations	Tel.	+41 61 469 67 48
	Fax	+41 61 469 67 67
Holger Schimanke	Tel.	+41 61 469 67 45
Daniel Leuthardt	Tel.	+41 61 469 67 49
Media Relations	Fax	+41 61 469 65 66
Walter Vaterlaus	Tel.	+41 61 469 61 58
Rainer Weihofen	Tel.	+41 61 469 67 42

Clariant – Exactly your chemistry.

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs about 25,000 people. Headquartered in Muttenz near Basel, it generated sales of around CHF 8.5 billion in 2004.

Clariant's businesses are organized in five divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Functional Chemicals, Life Science Chemicals and Masterbatches.

Clariant is committed to sustainable growth springing from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or else add value to their end products. The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.

www.clariant.com

Clariant – The Way Forward

Full-year Results 2004
Analyst Conference - Zurich, March 8, 2005

Clariant
Exactly your chemistry.

Clariant
Exactly your chemistry.

Disclaimer

This presentation contains certain statements that are neither reported financial results nor other historical information. This presentation also includes forward-looking statements.

Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond Clariant's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors such as: the timing and strength of new product offerings; pricing strategies of competitors; the Company's ability to continue to receive adequate products from its vendors on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs; and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Clariant does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Clariant
Exactly your chemistry.

Agenda

Key Factors 2004

Financial Review

Business Review

Transformation Program Update

Outlook

Clariant

Exactly your chemistry.

Key Factors 2004

Roland Lösser, CEO

Substantial achievements in 2004

- Financial basis secured and strengthened
- Transformation Program shifted into high gear
- Good sales growth recorded despite restructuring initiatives
- CHF 150 mn cost base reduction delivered
- Net working capital cut sharply
- Total jobs reduced by 1,230, not including asset sales
- Several non-core businesses sold
- Clariant is back and competing with the best in the industry

Clariant
Exactly your chemistry.

Key Factors 2004
Financial Review
Business Review
Transformation Program Update
Outlook

Full-year 2004 – Strong growth and excellent Cash Flow generation

- Strong sales increased 7% in LC terms, to CHF 8.530 bn*, strong volume growth, up 9%*
- Significant price increases achieved in several product lines
- Overall trend of easing price pressure across the Group
- Improved Operating Income** at CHF 633 mn from CHF 551 mn*
- Operating Cash Flow more than doubled, to CHF 806 mn
- Net income rose sharply to CHF 150 mn from CHF 97 mn*
- Proposed payout of CHF 0.25 per share through a reduction in nominal share value

*on a comparable basis ** before exceptional items and amortization of goodwill

Clariant
Exactly your chemistry.

Financial Review
François Note, CFO

Clariant
Exactly your chemistry.

Key Factors 2004

Financial Review

Business Review

Transformation Program Update

Outlook

Key financial group figures Full-year 2004

Full-year 2004 in mn CHF	2004	% of Sales	2003* like-for-like	% of Sales	Change in % CHF	Change in % LC
Sales	8,530		8,075		+6	+7
Gross profit	2,707	31.7%	2,585	32.0%	+5	+6
EBITDA	915	10.7%	1,061	13.1%	-14	-17
EBITDA before exceptional items	949	11.1%	916	11.3%	+4	+4
Operating income before exceptional items and amortization of goodwill	633	7.4%	551	6.8%	+15	+19
Operating income	530	6.2%	499	6.2%	+6	+11
Net income (loss)	150	1.8%	97	1.2%		

as per	Dec 04	Sep 04	Dec 03
Net debt	1,090	1,304	2,905
Equity	2,202	2,242	1,176

* The numbers for 2003 were like-for-like to account for the sales of business activities in 2003. Sales in 2003: Cellulose Ethers of the Division Functional Chemicals and AP Chemicals, UK, of the Division Life Science & Electronic Chemicals. All activities were sold effective as per the end of 2003. Also excluded are the 4th quarter activities of Electronic materials and Lancaster synthesis of the Division Life Science & Electronic Chemicals.

Clariant
Exactly your chemistry.

Key financial group figures 4th Quarter 2004

4th Quarter in mn CHF	2004	% of Sales	2003* like-for-like	% of Sales	Change in % CHF	Change in % LC
Sales	1,980		1,916		+3	+8
Gross profit	601	30.4%	601	31.4%	+0	-4
EBITDA	169	8.5%	413	21.6%	-59	-64
EBITDA before exceptional items	189	9.5%	192	10.0%	-2	-3
Operating income before exceptional items and amortization of goodwill	116	5.8%	85	4.4%	+36	+38
Operating income	61	3.1%	241	12.6%	-75	-73
Net income (loss)	-20	-	146	7.6%		

* The numbers for 2003 were like-for-like to account for the sales of business activities in 2003. Sales in 2003: Cellulose Ethers of the Division Functional Chemicals and AP Chemicals, UK, of the Division Life Science & Electronic Chemicals. All activities were sold effective as per the end of 2003. Also excluded are the 4th quarter activities of Electronic materials and Lancaster synthesis of the Division Life Science & Electronic Chemicals.

Clariant

Exactly your chemistry.

Key Factors 2004

Financial Review

Business Review

Transformation Program Update

Outlook

Positive volume development in Full-year 2004

Full-year 2004 versus Full-year 2003, continuing operations*



Volume
Price
Sales in LC
Currency
Sales in CHF
+8%
-2%
+6%
-1%
+5%

* Continuing Operations: On August 5, 2003, Clariant sold the Business Unit Electronic Materials pertaining to the Division LSE. As a consequence, Electronic Materials is now disclosed as Discontinuing Operations for both 2004 and 2003. In 2003, the Business Unit Cellulose Ethers pertaining to the Division FUN was sold.

Clariant
Exactly your chemistry.

Positive price trend continues


1st Quarter
Half-Year
9 Months
FY 2004
0%
-1%
-2%
-3%

Price change 2004 cumulative, compared with 2003

not rounded   reported

Clariant
Exactly your chemistry.

Group sales, Full-year 2004 by region *(continuing operations*)*


Europe
4,154
+5% +3%
Americas
2,191
+4% +10%
Asia / Australia / Africa
1,799
+4% +8%

in mn CHF

Sales Full-year 2004: 8,144

Changes in CHF ⇧ / in LC ⇧

* Continuing Operations: On August 5, 2003, Clariant sold the Business Unit Electronic Materials pertaining to the Division LSE. As a consequence, Electronic Materials is now disclosed as Discontinuing Operations for both 2004 and 2003. In 2003, the Business Unit Cellulose Ethers pertaining to the Division FUN was sold.

Clariant
Exactly your chemistry.

Key Factors 2004

Financial Review

Business Review

Transformation Program Update

Outlook

Divisional sales and margins 4th Quarter 2004 vs. 4th Quarter 2003 *(continuing operations*)*

Q4 2004 in mn CHF	Q4 2004 Sales	Change 2004 vs 2003 LC in %	EBITDA Margin in %** 2004	EBITDA Margin in %** 2003
Textile, Leather & Paper Chemicals	531	0	9.0	12.6
Pigments & Additives	422	+7	11.4	10.0
Masterbatches	256	+5	9.8	9.9
Functional Chemicals	513	+21	14.8	18.5
Life Science Chemicals	260	-2	15.4	7.7
Total continuing operations	1,982	+7	9.5	8.6

* Continuing Operations: On August 5, 2003, Clariant sold the Business Unit Electronic Materials pertaining to the Division LSE. As a consequence, Electronic Materials is now disclosed as Discontinuing Operations for both 2004 and 2003. In 2003, the Business Unit Cellulose Ethers pertaining to the Division FUN was sold.

** EBITDA before exceptional items

Clariant
Exactly your chemistry.

Financial result

in mn CHF	FY 2004		FY 2003	
Financial Income		**34**		**26**
Interest Expenses	-161		-164	
Other	-31		-42	
Financial expenses		**-192**		**-206**
Currency result, net		**-75**		**-95**
Total		**-233**		**-275**

Clariant
Exactly your chemistry.

Cash flow significantly improved in Full-year 2004

in mn CHF	1st HY	2nd HY	FY 2004	FY 2003
Net result	126	24	150	161
Depreciation & amortization	184	201	385	560
Other	83	-149	-66	-482
Operating cash flow before working capital	**393**	**76**	**469**	**239**
Change in working capital	-73	410	337	88
Operating cash flow	**320**	**486**	**806**	**327**
Capital expenditure	-111	-178	-289	-301
Disposals of business activities	10	375	385	371
Other	29	3	32	59
Cash flow before financing	**248**	**686**	**934**	**456**

Clariant
Exactly your chemistry.

Net debt cut to CHF 1,090 mn


in mn CHF
3,476
2,905
1,090
12/02
12/03
12/04

	12/02	12/03	12/04
Gearing	380%	234%	48%

Clariant
Exactly your chemistry.

Debt maturity profile on Dec 31, 2004



Liquidity Headroom
Maturities of Financial Debt
Committed open lines
750
Cash & equivalents
1,564
2400
2200
2000
1800
1600
1400
1200
1000
800
600
400
200
0
333
623
325
622
555
171
8
2005
2006
2007
2008
2009
2010
uncommitted roll over loans
maturities

in mn CHF

Clariant

Exactly your chemistry.

Business Review
Roland Lösser, CEO

Clariant
Exactly your chemistry.

The way forward

Strategic focus

- Recognized as a service-driven specialty chemicals Group
  - World-class customer service skills
  - Superior innovation and applications capabilities
  - Leading-edge technologies in synthesis, color and surface effects
- Defend and further improve market-leading positions
- Focus on profitability and cash flow generation

Clariant
Exactly your chemistry.

Textile, Leather & Paper Chemicals

- No. 1 worldwide in textile and leather chemicals, sulfur dyes and paper optical brighteners
- High demand for technical textiles
- Good performance for leather finishing products
- Strong position in paper dye market in China
- Continued price pressure for textile dyes, better pricing environment for all other businesses
- *Innovation: Nuva® – Strong sales in water and oil repellant finishing agents for textiles*

Sales


MB
TLP
27%
LSC
FUN
PA

EBITDA*


MB
TLP
24%
LSC
FUN
PA

* before exceptional items



Clariant
Exactly your chemistry.

Pigments & Additives

- No. 1 worldwide for organic pigments and pigments for coatings
- Strong demand for decorative and industrial paints
- Increased demand for more colorful products
- *Innovation: New production plants on-stream for new high performance red pigment range, and new range of waxes based on metallocene technology*
- *Innovation: Very positive market response to new halogen-free flame retardants – Exolit OP®*

Sales


MB
TLP
LSC
FUN
PA
22%

EBITDA*


MB
TLP
LSC
FUN
PA
28%

* before exceptional items



Clariant
Exactly your chemistry.

Key Factors 2004

Financial Review

Business Review

Transformation Program Update

Outlook

Functional Chemicals

- No. 2 worldwide for innovative detergent additives
- Leading partner for combined product and service solutions for the oil and gas industry
- Robust volume growth across all business lines, especially in the agro and construction industries
- *Innovation: Strong demand for Clariant Oil Services*

Sales



MB
TLP
LSC
FUN
24%
PA

EBITDA*



MB
TLP
LSC
FUN
28%
PA

* before exceptional items



Clariant
Exactly your chemistry.

Key Factors 2004
Financial Review
Business Review
Transformation Program Update
Outlook

Life Science Chemicals

- Among top pharma supplier worldwide
- No. 1 in agro business
- Solid sales in speciality fine chemicals, e.g. Glyoxal derivates
- Continued price pressure and over-capacity
- *Innovation: Molecules Synthesis Centre providing integrated services to global pharma customers*

Sales


MB
TLP
LSC 13%
FUN
PA

EBITDA*


MB
TLP
LSC 7%
FUN
PA

* before exceptional items



Clariant
Exactly your chemistry.

Masterbatches

- No. 1 worldwide in color masterbatches
- Strong local customer service combined with leading technology
- Strengthened presence in Asia – capacity expanded in Guangzhou, Shanghai and Taiwan
- *Innovation: Five ColorWorks™ design centers now operational*


Sales
MB
14%
TLP
LSC
FUN
PA


EBITDA*
MB
13%
TLP
LSC
FUN
PA

* before exceptional items



Clariant

Exactly your chemistry.

Transformation Program Update

Roland Lösser, CEO

Clariant
Exactly your chemistry.

Key Factors 2004

Financial Review

Business Review

Transformation Program Update

Outlook

Performance improvement measures from 2004 to 2007

EBIT impact of measures*

in mn CHF



100-120
2004
200
350-450
2005
300
600-700
2006
100
700-900
2007
performance improvement costs
operational measures
structural measures

*before business risks & price erosion

Clariant
Exactly your chemistry.

Performance improvements making excellent progress

- Net Working Capital reduction target of CHF 600 mn nearly achieved
- Total cost-base cut by CHF 150 mn in 2004
- Further cost base reduction of approx. CHF 300 mn by end 2005
- On-track to cut 4,000 jobs (approx. 15% of workforce), as announced
- By mid 2005, all job cuts will be defined worldwide

Clariant

Exactly your chemistry.

Significant reduction in personnel



27,008
1,008
1,231
24,769
31 Dec 2003
Asset Sales
Other reductions
31 Dec 2004
Number of employees, reported

Clariant
Exactly your chemistry.

Outlook for 2005

- Improved sales in local currency*
- Improved pricing environment, but adverse FX and raw material impacts expected
- Further cost base reduction of approx. CHF 300 mn by end 2005
- Improved operating margin before exceptional items*
- Improved net income*

- Clariant long-term targets confirmed:
  - CHF 400 mn EBIT improvement by end 2007
  - Pre-Tax ROIC above 12% by end 2007

2005 – Increased profitability

*on a comparable basis

Clariant

Exactly your chemistry.

Calendar of upcoming corporate events

April 7, 2005	Annual General Meeting
May 10, 2005	1st Quarter 2005 Results
August 4, 2005	Half-year 2005 Results
November 9, 2005	9-Month 2005 Results

Clariant
Exactly your chemistry.

Your Investor Relations contacts

Holger Schimanke
Head Investor
Relations



holger.schimanke@clariant.com
Phone +41 61 469 67 45
Mobile +41 79 343 59 83

Daniel Leuthardt



daniel.leuthardt@clariant.com
Phone +41 61 469 67 49
Mobile +41 79 763 93 80

To be added to the mailing list of Clariant and for other administrative matters, please contact
Karine Huttenschmitt
karine.huttenschmitt@clariant.com
Phone +41 61 469 67 48
Fax +41 61 469 67 67
Mobile +41 79 456 63 48

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz
Switzerland

investor-relations@clariant.com

Clariant
Exactly your chemistry.

Backup Information

Group & Strategy

Clariant Performance Improvement Program

Business

Current market segments

Textile, Leather & Paper Chemicals	Pigments & Additives	Functional Chemicals	Life Science Chemicals	Masterbatches
■ Textiles ■ Paper ■ Leather	■ Coating Industries ■ Plastic Industries ■ Printing Industries ■ Specialties	■ Detergents ■ Performance Chemicals ■ Process Chemicals	■ Pharmaceutical Fine Chemicals ■ Specialty Fine Chemicals	■ Europe ■ Asia Pacific ■ NAFTA ■ Latin America ■ Special Markets

Clariant
Exactly your chemistry.

Backup Information

Group & Strategy

Clariant Performance Improvement Program

Business

Clariant Organization


Chief Executive Officer
Human Resources
Finance / CFO
Group Communications
Services*
Group Legal
Technology**
Corporate Development
Textile, Leather & Paper Chemicals
Pigments & Additives
Functional Chemicals
Life Science Chemicals
Masterbatches

*SERVICES: Production Services, Supply Chain Management, Sourcing, ESHA, IT, International Coordination
**TECHNOLOGY: Intellectual Property, Innovation & Knowledge Management, New Business Development

Clariant

Exactly your chemistry.

Backup Information

Group & Strategy

Clariant Performance Improvement Program

Business

Method of Divisional Organization



Division
Business (one or several)
Marketing
Key Account Management
Sales
Product Management
Research & Development
Production& Technology
Sourcing
Business Support
Business Controlling (one or several)
Regions (one or several)

Clariant
Exactly your chemistry.

Backup Information

Group & Strategy

Clariant Performance Improvement Program

Business

The way forward - refocusing portfolio

Clariant portfolio	% of Sales	Market attractiveness	Competitive position	Clariant strategy
Service-driven businesses	60 - 70%	High	Strong	Expand
Technology-driven / niche businesses	10%	High but volatile	Strong in certain areas	Selectively develop
Cost-driven businesses	20 - 30%	Low	Weak to Medium	Restructure

Break-down of CPIP costs

in mn CHF


~ 350
~ 60
~ 130
500-600
Personnel related costs
IT costs
Other one-time costs
Total restructuring costs

Expected timing

- CHF 200 mn in 2004
- ~ CHF 300 mn in 2005
- Rest in 2006

Clariant
Exactly your chemistry.

Backup Information

Group & Strategy

Clariant Performance Improvement Program

Business

Substantial job cuts to sharply reduce costs



General Overhead
-22%
800
Manufacturing
-14%
1,500
1,250
450
Infrastructure/Services
-18%
Supply Chain
-14%

Total job cuts: 4,000 by end 2005

Clariant

Exactly your chemistry.

Backup Information

Group & Strategy

Clariant Performance Improvement Program

Business

Divisional sales and margins Full-year 2004 vs. Full-year 2003 *(continuing operations*)*

Full-year 2004 in mn CHF	FY 2004	Change 2004 vs 2003	EBITDA Margin in %**	
	Sales	LC in %	2004	2003
Textile, Leather & Paper Chemicals	2,203	+3	10.6	11.2
Pigments & Additives	1,828	+6	15.2	13.5
Masterbatches	1,108	+8	11.9	11.0
Functional Chemicals	1,977	+15	13.8	13.9
Life Science Chemicals	1,028	-4	7.3	5.2
Total continuing operations	8,144	+6	10.9	10.8

* Continuing Operations: On August 5, 2003, Clariant sold the Business Unit Electronic Materials pertaining to the Division LSE. As a consequence, Electronic Materials is now disclosed as Discontinuing Operations for both 2004 and 2003. In 2003, the Business Unit Cellulose Ethers pertaining to the Division FUN was sold.

** EBITDA before exceptional items

Clariant
Exactly your chemistry.

Backup Information

Group & Strategy

Clariant Performance Improvement Program

Business

Stable gross margin even at high oil prices



50
45
40
35
30
25
20
15
10
5
0
Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
00 01 02 03 04
Crude Oil Brent USD / bbl
Gross margin in %

No correlation of crude oil price and raw material costs on operational performance

Raw material dependency reduced

Percent of top 10 raw materials of total costs


34%
23%
2001
2004

Percent of VAM[1] of raw materials of total costs


12%
1%
Sale of PVA/PVB business unit
Sale of European emulsions and emulsion powders businesses
2001
2004

[1] Vinylacetate monomer

Clariant
Exactly your chemistry.

Top 5 products in percentage of total raw material costs

Ranking	Product
1	Ethylene
2	Acetic Acid
3	Acrylates
4	Acetic Anhydride
5	Vinylacetate


Group
~18%
Total

Clariant
Exactly your chemistry.

Backup Information

Group & Strategy

Clariant Performance Improvement Program

Business

Sales and cost structure, Full-year 2004

Global sales distribution in %



Emerging markets 20
JPY 5
USD 28
4 GBP
41 EUR
CHF 2

Global cost distribution in %



Emerging markets 16
JPY 5
USD 22
5 GBP
46 EUR
CHF 6

in mn CHF

Clariant
Exactly your chemistry.

*Divisional sales Full-year 2004 in end-user markets**


Durables
Automotive
Paper
Agro
Electronics
Healthcare
Other
Packaging
Non-durables
Textiles
Construction
4%
5%
4%
6%
1%
4%
22%
11%
14%
10%
19%

*continuing operations

DIVISIONAL BREAKDOWN PER QUARTER 2004

Divisional breakdown of key figures full year 2004

	TLP	PA	MB	FUN*	LSE*	Continuing Operations*	Discontinuing Operations*	Total Divisions	Corporate*	Total Group
Total Sales	2'203	1'828	1'108	1'977	1'028	8'144	386	8'530		8'530
Operating income before restructuring, disposals and amortization of goodwill	158	203	103	224	21	709	42	751	-118	633
	7.2%	11.1%	9.3%	11.3%	2.0%	8.7%	10.9%	8.8%		7.4%
Operating income before restructuring, disposals	136	198	100	224	21	679	42	721	-118	603
	6.2%	10.8%	9.0%	11.3%	2.0%	8.3%	10.9%	8.5%		7.1%
Operating income after restructuring, disposals and amortization of goodwill	63	162	92	220	93	630	42	672	-142	530
	2.9%	8.9%	8.3%	11.1%	9.0%	7.7%	10.9%	7.9%		6.2%
EBITDA before restructuring and disposals	233	278	132	273	75	991	64	1'055	-106	949
	10.6%	15.2%	11.9%	13.8%	7.3%	12.2%	16.6%	12.4%		11.1%
EBITDA after restructuring and disposals	168	250	125	276	162	981	64	1'045	-130	915
	7.6%	13.7%	11.3%	14.0%	15.8%	12.0%	16.6%	12.3%		10.7%
Additional information:										
Systematic depreciation of tangible fixed assets	-75	-75	-28	-49	-54	-281	-20	-301	-5	-306
	3.4%	4.1%	2.5%	2.5%	5.3%	3.5%	5.2%	3.5%		3.6%

* Restated: On September 30, 2004, Clariant sold the business unit Electronic Materials pertaining to the division LSE to the Carlyle group.
As a consequence, Electronic Materials is now disclosed as Discontinuing Operations for both 2004 and 2003.
The business unit Cellulose Ethers of the FUN Division was sold in 2003.

Divisional breakdown of key figures 4th quarter 2004

	TLP	PA	MB	FUN*	LSE*	Continuing Operations*	Discontinuing Operations*	Total Divisions	Corporate*	Total Group
Total Sales	**531**	**422**	**256**	**513**	**260**	**1'982**	**-2**	**1'980**		**1'980**
Operating income before restructuring, disposals and amortization of goodwill	**27** 5.1%	**26** 6.2%	**17** 6.6%	**65** 12.7%	**27** 10.4%	**162** 8.2%	**0** 0.0%	**162** 8.2%	**-46**	**116** 5.8%
Operating income before restructuring, disposals	**21** 4.0%	**25** 5.9%	**16** 6.3%	**65** 12.7%	**27** 10.4%	**154** 7.8%	**0** 0.0%	**154** 7.8%	**-46**	**108** 5.5%
Operating income after restructuring, disposals and amortization of goodwill	**19** 3.6%	**24** 5.7%	**15** 5.9%	**49** 9.6%	**8** 3.1%	**115** 5.8%	**0** 0.0%	**115** 5.8%	**-54**	**61** 3.1%
EBITDA before restructuring and disposals	**48** 9.0%	**48** 11.4%	**25** 9.8%	**76** 14.8%	**40** 15.4%	**237** 12.0%	**1**	**238** 12.0%	**-49**	**189** 9.5%
EBITDA after restructuring and disposals	**54** 10.2%	**47** 11.1%	**24** 9.4%	**67** 13.1%	**33** 12.7%	**225** 11.4%	**1**	**226** 11.4%	**-57**	**169** 8.5%
Additional information:										
Systematic depreciation of tangible fixed assets	**-21** 4.0%	**-22** 5.2%	**-7** 2.7%	**-11** 2.1%	**-13** 5.0%	**-74** 3.7%	**-1**	**-75** 3.8%	**4**	**-71** 3.6%

* Restated: On September 30, 2004, Clariant sold the business unit Electronic Materials pertaining to the division LSE to the Carlyle group. As a consequence, Electronic Materials is now disclosed as Discontinuing Operations for both 2004 and 2003. The business unit Cellulose Ethers of the FUN Division was sold in 2003.

Divisional breakdown of key figures third quarter 2004

	TLP	PA	MB	FUN*	LSE*	Continuing Operations*	Discontinuing Operations*	Total Divisions	Corporate*	Total Group
Total Sales	**549**	**450**	**282**	**476**	**240**	**1'997**	**134**	**2'131**		**2'131**
Operating income before restructuring, disposals and amortization of goodwill	**41** 7.5%	**55** 12.2%	**27** 9.6%	**55** 11.6%	**-25** -10.4%	**153** 7.7%	**11** 8.2%	**164** 7.7%	**-34**	**130** 6.1%
Operating income before restructuring, disposals	**36** 6.6%	**53** 11.8%	**27** 9.6%	**55** 11.6%	**-25** -10.4%	**146** 7.3%	**11** 8.2%	**157** 7.4%	**-34**	**123** 5.8%
Operating income after restructuring, disposals and amortization of goodwill	**-6** -1.1%	**47** 10.4%	**23** 8.2%	**55** 11.6%	**65** 27.1%	**184** 9.2%	**11** 8.2%	**195** 9.2%	**-43**	**152** 7.1%
EBITDA before restructuring and disposals	**61** 11.1%	**71** 15.8%	**34** 12.1%	**68** 14.3%	**-7** -2.9%	**227** 11.4%	**19** 14.2%	**246** 11.5%	**-31**	**215** 10.1%
EBITDA after restructuring and disposals	**19** 3.5%	**68** 15.1%	**30** 10.6%	**68** 14.3%	**81** 33.8%	**266** 13.3%	**19** 14.2%	**285** 13.4%	**-40**	**245** 11.5%
Additional information:										
Systematic depreciation of tangible fixed assets	**-20** 3.6%	**-17** 3.8%	**-8** 2.8%	**-13** 2.7%	**-17** 7.1%	**-75** 3.8%	**-6** 4.5%	**-81** 3.8%	**-1**	**-82** 3.8%

* Restated: On September 30, 2004, Clariant sold the business unit Electronic Materials pertaining to the division LSE to the Carlyle group. As a consequence, Electronic Materials is now disclosed as Discontinuing Operations for both 2004 and 2003.
The business unit Cellulose Ethers of the FUN Division was sold in 2003.

Divisional breakdown of key figures 2nd Quarter 2004

	TLP	PA	MB	FUN*	LSE*	Continuing Operations*	Discontinuing Operations*	Total Divisions	Corporate*	Total Group
Total Sales	**570**	**482**	**284**	**468**	**275**	**2'079**	**134**	**2'213**		**2'213**
Operating income before restructuring, disposals and amortization of goodwill	**45**	**65**	**29**	**45**	**15**	**199**	**18**	**217**	**-29**	**188**
	7.9%	13.5%	10.2%	9.6%	5.5%	9.6%	13.4%	9.8%		8.5%
Operating income before restructuring, disposals	**39**	**64**	**28**	**45**	**15**	**191**	**18**	**209**	**-28**	**181**
	6.8%	13.3%	9.9%	9.6%	5.4%	9.2%	13.4%	9.4%		8.2%
Operating income after restructuring, disposals and amortization of goodwill	**24**	**61**	**26**	**55**	**1**	**167**	**18**	**185**	**-35**	**150**
	4.2%	12.7%	9.2%	11.8%	0.4%	8.0%	13.4%	8.4%		6.8%
EBITDA before restructuring and disposals	**61**	**83**	**36**	**56**	**25**	**261**	**24**	**285**	**-20**	**265**
	10.7%	17.2%	12.7%	12.0%	9.1%	12.6%	17.9%	12.9%		12.0%
EBITDA after restructuring and disposals	**46**	**79**	**35**	**66**	**15**	**241**	**24**	**265**	**-27**	**238**
	8.1%	16.4%	12.3%	14.1%	5.4%	11.6%	17.9%	12.0%		10.8%
Additional information:										
Systematic depreciation of tangible fixed assets	**-16**	**-18**	**-6**	**-11**	**-10**	**-61**	**-6**	**-67**	**-5**	**-72**
	2.8%	3.7%	2.1%	2.4%	3.6%	2.9%	4.5%	3.0%		3.3%

* Restated: On August 5, 2003, Clariant announced that the business unit Electronic Materials of the LSE Division would be sold.
As a consequence, Electronic Materials is disclosed as Discontinuing Operations for both 2004 and 2003.
The business unit Cellulose Ethers of the FUN Division was sold in 2003.

Divisional breakdown of key figures Q1 2004

	TLP	PA	MB	FUN*	LSE*	Continuing Operations*	Discontinuing Operations*	Total Divisions	Corporate*	Total Group
Total Sales	**553**	**474**	**286**	**520**	**253**	**2'086**	**120**	**2'206**		**2'206**
Operating income before restructuring, disposals and amortization of goodwill	**45** 8.1%	**58** 12.2%	**30** 10.5%	**59** 11.3%	**3** 1.2%	**195** 9.3%	**13** 10.8%	**208** 9.4%	**-9**	**199** 9.1%
Operating income before restructuring, disposals	**40** 7.2%	**57** 12.0%	**29** 10.1%	**59** 11.3%	**3** 1.2%	**188** 9.0%	**13** 10.8%	**201** 9.1%	**-10**	**191** 8.7%
Operating income after restructuring, disposals and amortization of goodwill	**26** 4.7%	**30** 6.3%	**28** 9.8%	**61** 11.7%	**19** 7.5%	**164** 7.9%	**13** 10.8%	**177** 8.0%	**-10**	**167** 7.6%
EBITDA before restructuring and disposals	**63** 11.4%	**76** 16.0%	**37** 12.9%	**73** 14.0%	**17** 6.7%	**266** 12.8%	**20** 16.7%	**286** 13.0%	**-6**	**280** 12.7%
EBITDA after restructuring and disposals	**49** 8.9%	**56** 11.8%	**36** 12.6%	**75** 14.4%	**33** 13.0%	**249** 11.9%	**20** 16.7%	**269** 12.2%	**-6**	**263** 11.9%
Additional information:										
Systematic depreciation of tangible fixed assets	**-18** 3.3%	**-18** 3.8%	**-7** 2.4%	**-14** 2.7%	**-14** 5.5%	**-71** 3.4%	**-7** 5.8%	**-78** 3.5%	**-3**	**-81** 3.7%

* Restated: On August 5, 2003, Clariant announced that the business unit Electronic Materials of the LSE Division would be sold. As a consequence, Electronic Materials is disclosed as Discontinuing Operations for both 2004 and 2003. The business unit Cellulose Ethers of the FUN Division was sold in 2003.

Clariant

CLARIANT FINANCE (LUXEMBOURG) S.A.

(incorporated as a société anonyme under the laws of The Grand Duchy of Luxembourg registered with the Luxembourg Register of Commerce and Companies under No. B114770)

€600,000,000

4.375 per cent. Guaranteed Notes due 2013

guaranteed by

CLARIANT LTD

(a Swiss stock corporation incorporated with limited liability under the laws of Switzerland)

The issue price of the €600,000,000 4.375 per cent. Guaranteed Notes due 2013 (the "**Notes**") of Clariant Finance (Luxembourg) S.A. (the "**Issuer**") is 99.628 per cent. of their principal amount.

Unless previously redeemed or cancelled, the Notes will be redeemed at their principal amount on 5 April 2013. The Notes are subject to redemption in whole at their principal amount at the option of the Issuer at any time in the event of certain changes affecting taxation in Luxembourg or Switzerland. In addition, the holder of a Note may under certain circumstances, by the exercise of the relevant option, require the Issuer to redeem or repurchase such Note at the Put Amount (as defined in Condition 5(c)) upon the occurrence of certain change of control events relating to the Guarantor as set out in Condition 5(c). See "*Terms and Conditions of the Notes - Redemption and Purchase*".

The Notes will bear interest from 6 April 2006 at the rate of 4.375 per cent. per annum payable annually in arrear on 5 April in each year, commencing on 5 April 2007, which first interest payment will be in respect of the period from (and including) 6 April 2006 to (but excluding) 5 April 2007 (a short first coupon), subject to adjustment if any such day is not a business day. Payments on the Notes will be made in euro without deduction for or on account of taxes imposed or levied by Luxembourg or Switzerland to the extent described under "*Terms and Conditions of the Notes - Taxation*". Clariant Ltd (the "**Guarantor**" or the "**Company**") will unconditionally and irrevocably guarantee the due and punctual payment of all amounts at any time becoming due and payable in respect of the Notes (the "**Guarantee**").

This Prospectus has been approved by the United Kingdom Financial Services Authority (the "**FSA**"), which is the United Kingdom competent authority for the purposes of Directive 2003/71/EC (the "**Prospectus Directive**") and relevant implementing measures in the United Kingdom, as a prospectus issued in compliance with the Prospectus Directive and relevant implementing measures in the United Kingdom for the purpose of giving information with regard to the issue of the Notes. Applications have been made to admit the Notes to listing on the Official List of the FSA and to trading on the gilt edged and fixed interest market of the London Stock Exchange plc (the "**London Stock Exchange**"). The London Stock Exchange is a regulated market for the purposes of Directive 93/22/EC.

See "Risk Factors" for a discussion of certain factors that should be considered in connection with an investment in the Notes.

The Notes have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "**Securities Act**") and are subject to United States tax law requirements. The Notes are being offered outside the United States by the Managers (as defined in "*Subscription and Sale*") in accordance with Regulation S under the Securities Act ("**Regulation S**"), and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

The Notes will be in bearer form and in the denominations of €50,000 and, for so long as the Notes are represented by a Global Note (as defined below) and Euroclear Bank S.A./N.V., as operator of the Euroclear System ("**Euroclear**") and Clearstream Banking, société anonyme, Luxembourg ("**Clearstream, Luxembourg**") (or other relevant clearing system) allow, in denominations of €1,000 in excess of €50,000. The Notes will initially be in the form of a temporary global note (the "**Temporary Global Note**"), without interest coupons, which will be deposited on or around 6 April 2006 (the "**Closing Date**") with a common depositary for Euroclear and Clearstream, Luxembourg. The Temporary Global Note will be exchangeable, in whole or in part, for interests in a permanent global note (the "**Permanent Global Note**", and together with the Temporary Global Note, each a "**Global Note**"), without interest coupons, not earlier than 40 days after the Closing Date upon certification as to non-U.S. beneficial ownership. Interest payments in respect of the Notes cannot be collected without such certification of non-U.S. beneficial ownership. The Permanent Global Note will be exchangeable in certain limited circumstances in whole, but not in part, for Notes in definitive form in principal amounts equal to €50,000 each and with interest coupons attached. See "*Summary of Provisions Relating to the Notes in Global Form*".

Joint Lead Managers

ABN AMRO **CITIGROUP** **UBS INVESTMENT BANK**

Co Managers

Banco Bilbao Vizcaya Argentaria, S.A. **Commerzbank Corporates & Markets** **Dresdner Kleinwort Wasserstein**

HSBC **Landesbank Baden-Württemberg** **Helaba**

4 April 2006

Each of the Issuer and the Guarantor (whose registered offices are set out on the back page of this Prospectus) accepts responsibility for the information contained in this Prospectus. The Issuer and the Guarantor declare that, having taken all reasonable care to ensure that such is the case, the information contained in this Prospectus is, to the best of their knowledge, in accordance with the facts and contains no omission likely to affect its import.

Each of the Issuer and the Guarantor has confirmed to the Managers named under "*Subscription and Sale*" below (the "**Managers**") that this Prospectus contains all information regarding the Issuer, the Guarantor and the Notes which is (in the context of the issue of the Notes) material (including all information in relation to the Guarantor as is necessary to enable investors to make an informed assessment of the assets and liabilities, financial position, profits and losses, prospects of the Guarantor and of the rights attaching to the Notes); such information is true and accurate in all material respects and is not misleading in any material respect; any opinions, predictions or intentions expressed in this Prospectus on the part of the Issuer or (as the case may be) the Guarantor are honestly held or made and are not misleading in any material respect; this Prospectus does not omit to state any material fact necessary to make such information, opinions, predictions or intentions (in such context) not misleading in any material respect; and all proper enquiries have been made to ascertain and to verify the foregoing.

No person has been authorised to give any information or to make any representation not contained in or not consistent with this Prospectus or any other document entered into in relation to the issue of the Notes or any information supplied by the Issuer or the Guarantor or such other information as is in the public domain and, if given or made, such information or representation should not be relied upon as having been authorised by the Issuer, the Guarantor or any Manager.

None of the Managers has separately verified the information contained in this Prospectus. Accordingly, no representation or warranty is made or implied by the Managers or any of their respective affiliates, and neither the Managers nor any of their respective affiliates makes any representation or warranty or accepts any responsibility as to the accuracy or completeness of the information contained in this Prospectus. Each person receiving this Prospectus acknowledges that such person has not relied on any of the Managers in connection with its investigation of the accuracy of such information or its investment decision and each person must rely on its own examination of the Issuer and the Guarantor and the merits and risks involved in investing in the Notes. Neither the delivery of this Prospectus nor the offering, sale or delivery of any Note shall, in any circumstances, create any implication that the information contained in this Prospectus is true subsequent to the date hereof or the date upon which this Prospectus has been most recently amended or supplemented or that there has been no adverse change, or any event reasonably likely to involve any adverse change, in the condition (financial or otherwise) of the Issuer or the Guarantor since the date thereof or, if later, the date upon which this Prospectus has been most recently amended or supplemented or that any other information supplied in connection with the issue of the Notes is correct at any time subsequent to the date on which it is supplied or, if different, the date indicated in the document containing the same.

This Prospectus does not constitute an offer of, or an invitation to subscribe for or purchase, the Notes and should not be considered as a recommendation by the Issuer, the Guarantor, the Managers or any of them that any recipient of this Prospectus should subscribe for or purchase any Notes.

The distribution of this Prospectus and the offering, sale and delivery of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Prospectus comes are required by the Issuer, the Guarantor and the Managers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers, sales and deliveries of Notes and on distribution of this Prospectus and other offering material relating to the Notes, see "*Subscription and Sale*".

In particular, neither the Notes nor the Guarantee have been or will be registered under the Securities Act and are subject to United States tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to U.S. persons.

In this Prospectus, unless otherwise specified, references to a "**Member State**" are references to a Member State of the European Economic Area, references to "**EUR**", "**euro**" or "**€**" are to the single currency

introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended and references to "**CHF**" or "**Swiss franc**" are to Swiss francs.

Certain figures included in this Prospectus have been subject to rounding adjustments; accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

Market information and other statements presented in this Prospectus regarding the position of the Guarantor relative to its competitors is based on the Guarantor's good faith belief. These estimates are based upon the Guarantor's internal market research, and unpublished market research carried out on behalf of the Guarantor. As far as the Issuer and the Guarantor are aware and are able to ascertain, no facts have been omitted which would render the information inaccurate or misleading.

In connection with the issue of the Notes, UBS Limited (the "Stabilising Manager" (or persons acting on behalf of the Stabilising Manager)) may over allot Notes (provided that the aggregate principal amount of the Notes allotted does not exceed 105 per cent. of the aggregate principal amount of the Notes) or effect transactions with a view to supporting the price of the Notes at a level higher than that which might otherwise prevail.

However, there is no assurance that the Stabilising Manager (or persons acting on behalf of a Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the Notes and 60 days after the date of the allotment of the Notes.

CONTENTS

RISK FACTORS

An investment in the Notes involves certain risks. In addition to the other information in this Prospectus, prospective investors should carefully consider, in light of their own financial circumstances and investment objectives, the following risks before making an investment in the Notes. If any of the following risks actually occur, the market value of the Notes may be adversely affected. In addition, factors which are material for the purpose of assessing the market risks associated with the Notes are also described below. The Issuer and the Guarantor believe that the factors described below represent the principal risks inherent in investing in the Notes, but the Issuer and the Guarantor may be unable to pay interest, principal or other amounts on or in connection with any Notes and/or under the Guarantee, as the case may be, for other reasons and neither the Issuer nor the Guarantor represent that the statements below regarding the risks of holding any Notes are exhaustive.

Words and expressions defined in the section headed "Terms and Conditions of the Notes" shall have the same meanings in this section.

Risks Relating To The Notes

Notes may not be a suitable investment for all investors

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of the Notes, the merits and risks of investing in the Notes and the information contained in this Prospectus or any applicable supplement;

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the Notes and the impact such investment will have on its overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the Notes, including where the currency for principal and interest payments (euro) is different from the potential investor's currency;

(iv) understand thoroughly the terms of the Notes and be familiar with the behaviour of financial markets in which they participate; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

The Notes may be redeemed prior to maturity

In the event that the Issuer or the Guarantor would be obliged to increase the amounts payable in respect of any Notes due to any withholding or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of Luxembourg or Switzerland or any political subdivision thereof or any authority therein or thereof having power to tax, the Issuer may redeem all outstanding Notes in accordance with the Conditions.

Because the Global Notes are held by or on behalf of Euroclear and Clearstream, Luxembourg, investors will have to rely on their procedures for transfer, payment and communication with the Issuer and/or the Guarantor

The Notes will be represented by the Global Notes except in certain limited circumstances described in the Permanent Global Note. The Global Notes will be deposited with a common depositary for Euroclear and Clearstream, Luxembourg. Except in certain limited circumstances described in the Permanent Global Note,

investors will not be entitled to receive definitive Notes. Euroclear and Clearstream, Luxembourg will maintain records of the beneficial interests in the Global Notes. While the Notes are represented by the Global Notes, investors will be able to trade their beneficial interests only through Euroclear and Clearstream, Luxembourg.

The Issuer and the Guarantor will discharge their payment obligations under the Notes by making payments to the common depositary for Euroclear and Clearstream, Luxembourg for distribution to their account holders. A holder of a beneficial interest in a Global Note must rely on the procedures of Euroclear and Clearstream, Luxembourg to receive payments under the Notes. The Issuer and the Guarantor have no responsibility or liability for the records relating to, or payments made in respect of, beneficial interests in the Global Notes.

Holders of beneficial interests in the Global Notes will not have a direct right to vote in respect of the Notes. Instead, such holders will be permitted to act only to the extent that they are enabled by Euroclear and Clearstream, Luxembourg to appoint appropriate proxies. Similarly, holders of beneficial interests in the Global Notes will not have a direct right under the Global Notes to take enforcement action against the Issuer or the Guarantor in the event of a default under the Notes but will have to rely upon their rights under the Deed of Covenant.

Minimum Denomination of €50,000, and integral multiples thereafter of less than €50,000

The Notes have a minimum denomination of €50,000. The Conditions provide that, for so long as the Notes are represented by a Global Note and Euroclear and Clearstream, Luxembourg (or other relevant clearing system) so permit, the Notes will be tradeable in nominal amounts (a) equal to, or integral multiples of, the minimum denomination, and (b) equal to the minimum denomination plus integral multiples thereafter of €1,000.

Definitive Notes will only be issued if (a) Euroclear or Clearstream, Luxembourg (or other relevant clearing system) is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention permanently to cease business or (b) any of the circumstances described in Condition 8 (*Events of Default*) occurs. If Definitive Notes are issued, such Notes will be issued only in denominations of €50,000. As such, a holder of Notes who does not have an integral multiple of the minimum denomination in his account with the relevant clearing system at the relevant time may not receive all of his entitlement in the form of definitive Notes unless and until such time as his holding becomes an integral multiple of the minimum denomination. Definitive Notes will in no circumstances be issued to any person holding Notes in an amount lower than the minimum denomination.

Change of Control and Put Event

Upon the occurrence of certain change of control events relating to the Guarantor together with a rating decline, as set out in the terms and conditions of the Notes under "*Terms and Conditions of the Notes - Redemption and Purchase - Redemption at the Option of Noteholders (Change of Control)*", under certain circumstances the Noteholders will have the right to require the Issuer to redeem or, at its option, repurchase all outstanding Notes at an amount which may be more than or less than the principal amount thereof plus accrued and unpaid interest, if any, to the date of redemption or repurchase. However, it is possible that the Issuer or the Guarantor will not have sufficient funds at the time of the change of control to make the required redemption or repurchase of Notes. Assuming there are sufficient funds for the redemption or repurchase, Noteholders may receive less than the principal amount of the Notes should they elect to exercise such right. In addition, except as specifically set out in "*Terms and Conditions of the Notes - Redemption and Purchase - Redemption at the Option of Noteholders (Change of Control)*", the Notes do not contain provisions that provide a right to Noteholders to require the Issuer to repurchase or redeem the Notes in the event of a change of control, reorganisation, restructuring, merger, asset sale, recapitalisation or similar transaction.

Credit Rating

The Notes are expected to be rated "Baa2" by Moody's Investor Services Limited ("**Moody's**") and "BBB" by Standard & Poor's Rating Services, a division of the McGraw Hill Companies, Inc. ("**S&P**"). One or more independent credit rating agencies may assign credit ratings to the Notes. The ratings may not reflect the potential impact of all risks related to structure, market, additional factors discussed above and other factors that may affect the value of the Notes. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency. Any adverse change in an applicable credit rating could adversely affect the trading price for the Notes.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland) with effect from the same date. If a payment is to be made or collected through a Member State which has opted for a withholding system and an amount of, or in respect of tax is to be withheld from that payment, neither the Issuer nor any Paying Agent nor any other person would be obliged to pay additional amounts with respect to any Note as a result of the imposition of such withholding tax. For so long as any Note is outstanding, the Issuer undertakes to maintain a Paying Agent in a Member State of the European Union that does not impose an obligation to withhold or deduct tax pursuant to this Directive.

Risks Relating to the Market Generally

There is no active trading market for the Notes

The Notes are new securities which may not be widely distributed and for which there is currently no active trading market. If the Notes are traded after their initial issuance, they may trade at a discount to their initial offering price, depending upon prevailing interest rates, the market for similar securities, general economic conditions and the financial condition of the Issuer and the Guarantor. Although applications have been made for the Notes to be admitted to listing on the Official List of the UK Listing Authority and to trading on the gilt-edged and fixed interest market of the London Stock Exchange, there is no assurance that such applications will be accepted or that an active trading market will develop. Accordingly, there is no assurance as to the development or liquidity of any trading market for the Notes. Liquidity may have a severely adverse effect on the market value of the Notes.

Exchange rate risks and exchange controls

The Issuer will pay principal and interest on the Notes in euro. This presents certain risks relating to currency conversions if an investor's financial activities are denominated principally in a currency or currency unit (the "**Investor's Currency**") other than euro. These include the risk that exchange rates may significantly change (including changes due to devaluation of the euro or revaluation of the Investor's Currency) and the risk that authorities with jurisdiction over the Investor's Currency may impose or modify exchange controls. An appreciation in the value of the Investor's Currency relative to the euro would decrease (1) the Investor's Currency-equivalent yield on the Notes; (2) the Investor's Currency equivalent value of the principal payable on the Notes; and (3) the Investor's Currency equivalent market value of the Notes.

Government and monetary authorities may impose (as some have done in the past) exchange controls that could adversely affect an applicable exchange rate. As a result, investors may receive less interest or principal than expected, or no interest or principal.

Interest rate risks

Investment in the Notes involves the risk that subsequent changes in market interest rates may adversely affect the value of the Notes.

Legal investment considerations may restrict certain investments

The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. Each potential investor should consult its legal advisers to determine whether and to what extent (1) the Notes are legal investments for it, (2) the Notes can be used as collateral for various types of borrowing and (3) other restrictions apply to its purchase or pledge of any Notes. Financial institutions should consult their legal advisors or the appropriate regulators to determine the appropriate treatment of the Notes under any applicable risk-based capital or similar rules.

Risks Relating to the Issuer and the Guarantor that may affect their ability to fulfil their obligations

Factors that may affect the Issuer's ability to fulfil its obligations under the Notes

The Issuer's principal purpose is to provide funding, through the international capital and money markets, to the Guarantor. Therefore, the Issuer's ability to fulfil its obligations under the Notes is entirely dependent on the performance of the Guarantor, as a result of which the risk factor analysis set out below is mostly meaningful for and focused on the Guarantor and its consolidated subsidiaries (the "**Group**").

Factors that may affect the Guarantor's ability to fulfil its obligations under the Guarantee

The Group's inability to implement its business strategies and maintain and improve the benefits from restructuring its business may have a material adverse impact on it

A significant part of the Group's strategy is based on its transformation programme (the "**Transformation Programme**") which aims at a significant and sustained debt reduction and improvement of profitability. For a more detailed description of the Transformation Programme, see "*Description of the Guarantor - Overview and Strategy - Transformation Programme*".

The Clariant Performance Improvements Programme (the "**CPIP**"), as part of the Transformation Programme, has already resulted in tangible improvements to operating performance and debt reduction. These benefits have been partly offset by rises in raw material prices, unfavourable foreign exchange rates and continuing competition in the Group's markets leading to pressure on sales prices. The sale of non-core businesses is also largely complete, with strategic activity being the main focus. Every effort is made to identify opportunities that will benefit the Group overall but there can be no certainty that any such activities will meet the planned results. There can be no assurance that the benefits achieved can be maintained and improvements continue. Responsibility for continuing management of the CPIP has been given to divisional management. There is no certainty that this allocation of resources will not distract managers from their main duties as well as reducing the overall attention given to CPIP improvements. Monitoring the CPIP improvements will become more difficult over time and the benefits less quantifiable.

As part of its business strategy and, in particular, the Transformation Programme, the Group expects to substantially reduce its headcount, and there can be no assurance that this reduction will be achieved without disruption to the Group's business.

In addition, the Group's business strategy and its Transformation Programme are based on assumptions about future demand for the Group's existing products and services, new products and services that the Group is developing and on its ability to provide a high level of customer service in certain key areas. Each of these factors depends on the Group's ability to finance its operations, its product development activities, and its ability to maintain high-quality and efficient manufacturing operations, respond to competitive and regulatory changes, access quality raw materials in a cost-effective and timely manner and to attract and retain key personnel. Many of these factors are beyond the Group's control and, accordingly, the Group may be unable to implement its business strategy on a timely basis. In addition, the Transformation

Programme may not have the anticipated effect, as competitors may undertake similar efforts and consequently lower prices, which could neutralise any positive effects of the Group's business strategies and, in particular, its Transformation Programme.

Failure to compete successfully may materially adversely affect the Group

The Group operates in highly competitive environments, in particular with respect to product performance, product pricing and differentiation, customer service, new product development and introduction, and the development of integrated systems and applications that address business challenges faced by the Group's customers. The relative importance of these factors differs across the geographic markets and product areas that the Group serves. Actions of Group competitors could reduce its profitability and market share. The Group's operating results significantly depend on the development of commercially viable new products, product innovations and technical advances. Furthermore, the Group devotes substantial resources to research and development. If the Group is unsuccessful in developing new products and production processes in the future, its competitive position and operating results will be harmed.

The Group competes with major global as well as regional and local companies. Some of the Group's competitors are sophisticated companies that, in some cases, have significant financial and other resources that may allow them to develop products and services superior to the Group's or may allow them to adapt more quickly to new technologies, evolving customer requirements or industry changes. The Group's ability to compete successfully greatly depends on its ability to keep pace with technological changes in the markets that it serves and, to a considerable extent, on its relationships with third-party researchers and machinery manufacturers with which the Group has partnerships. The Group may fail to anticipate or may not have sufficient financial resources to respond to these competitive pressures or technological developments, and any failure in this regard may have a material adverse effect on the Group's business operations, liquidity, financial condition and results of operations.

As an international business, the Group is exposed to various global economic, social and local business risks associated with conditions in those markets that may have a material adverse effect on it

The Company is incorporated in Switzerland and the Group operates in more than 60 countries. Accordingly, the Group's results of operations and financial condition are affected by developments and trends in the world market. Due to these market pressures, the Group has decided in recent years to move certain of its operations to new locations and markets. These locations are usually in markets with lower costs and prices. However, due to its current structure, the Group could be obliged to continue to bear comparatively higher costs than its competitors if it continues to operate at its existing locations while establishing new production plants in lower cost regions. Duplication of a site's costs and the delay associated with moving production to new sites could have a negative impact on the Group's business operations and results of operations. In addition, the emerging markets in which the Group has established and is continuing to establish new operations are characterised by significant political and economic risks, including, in particular, exchange rate risks. There can be no assurance that the Group will be able to manage and respond to the challenges created by changes in the world market. If the Group is not able to manage these risks effectively, the implementation of the CPIP could be hindered and could have a material adverse effect on the Group's business operations, liquidity, financial condition and results of operations.

In addition, the Group's results are affected by global economic cycles, certain regional and local economies and the business cycles of certain industries served directly or indirectly by the Group, including the automotive, oil, mining, plastic, textile, paper, leather, life science and construction industries. The Group's results in the past have been, and in the future may be, materially adversely affected by such cycles, including, in particular, by downturns in the textile and paper industries and difficult trading conditions in the life sciences section.

The Group is subject to risks normally associated with international operations. These risks include the following:

- tariffs and trade barriers;

- exchange controls;
- requirements relating to withholding taxes on remittance and other payments by subsidiaries;
- requirements regarding transfer pricing;
- national and local labour strikes;
- restrictions on the ability to own or operate subsidiaries or acquire new businesses in certain countries, including rules on local ownership of businesses;
- restrictions on the ability to repatriate funds from subsidiaries;
- required compliance with a variety of foreign laws, including tax laws;
- the difficulty of enforcing agreements and collecting receivables through foreign legal systems; and
- political and cultural differences.

The Group's operations and growth in emerging markets require it to respond to rapid changes in market conditions within legal and regulatory systems less developed and less well-enforced than those in industrialised countries. Therefore, the Group's overall success as a global business depends, in part, on its ability to succeed under different economic, social and political conditions in each country in which the Group operates. There can be no assurance that the Group will continue to be able to develop and implement policies and strategies that are effective in each country and region in which it operates.

The Group has operations in more than 60 countries and may be materially adversely affected by currency fluctuations

The financial condition and results of operations of the Group's subsidiaries outside Switzerland are reported in the relevant foreign currencies and then translated into Swiss francs at applicable exchange rates for inclusion in the Group's consolidated financial statements. The exchange rates between these currencies and the Swiss franc may fluctuate substantially. Because the Group generates approximately 98 per cent. of its revenues and 91 per cent. of its operating expenses in currencies other than the Swiss franc, fluctuations in the value of the Swiss franc against other currencies have in the past had, and may in the future have, a material adverse effect on the Group's business operations, liquidity, financial condition and results of operations.

Currency fluctuations may also significantly affect the comparability of the Company's results between financial periods. In addition to currency translation risks, the Group incurs currency transaction risks whenever one of its operating subsidiaries enters into either a purchase or a sale transaction using a currency other than its functional currency. The Group's results and financial condition are particularly affected by significant changes in the value of the Swiss franc, euro, U.S. dollar, British pound, Japanese yen and Brazilian real.

Given the volatility of exchange rates, the Group may not be able to effectively manage its currency transaction or translation risks. The volatility of currency exchange rates may, therefore, have a material adverse effect on its business operations, liquidity, financial condition and results of operations.

Environmental, safety and health laws and regulations may expose the Group to liability and result in increased costs

The Group is subject to stringent environmental, safety and health laws and regulations in the various jurisdictions in which it operates. Such laws and regulations govern, among other things:

- the Group's manufacturing process (with such regulations, including, among others, those of the U.S. Food and Drug Administration governing the manufacture of pharmaceutical products);
- the storage, handling, treatment, transportation and disposal of hazardous substances and wastes;

- water discharge;
- air emissions;
- health and safety;
- certain products manufactured by the Group and certain raw materials used in the production of these products; and
- the sale, use and increasingly end-of-life waste management practices of products the Group manufactures.

These laws and regulations, which have in recent years become, and are expected to continue to be, increasingly stringent, require, and will continue to require, the Group to incur substantial ongoing expenditures to ensure compliance, and these laws and regulations may also affect the marketability of the Group's products. In particular, potentially significant expenditures may be necessary in order to comply with future environmental, safety and health law and regulations or the more stringent enforcement of existing rules, such as the Registration, Evaluation and Authorisation of Chemicals (“**REACH**”) directive currently being implemented by the European Union. REACH is expected to treat certain raw materials and products of the Group as having a toxicological or health-related impact on the environment or the Group's customers or employees. These regulations are expected to apply both to products manufactured by the Group in the European Union and imported into the European Union by it. If such classification occurs, the relevant raw materials or products may be banned or the Group may be required to incur increased costs to comply with new regulatory requirements.

Violations of environmental, safety and health laws and regulations may result in substantial fines or penalties, as well as other civil or criminal sanctions, damages or other costs or restrictions on, or the suspension of, the Group's operating activities.

Many of the Group's sites have an extended history of industrial chemical processing, storage and related activities. As is typical for such businesses, soil and ground water contamination have occurred in the past at some sites and may occur, or be discovered, at the Group's sites in the future. At several of the Group's sites, there is extensive contamination that will require significant monitoring and remediation expenditures in the foreseeable future. The Group also has full or partial responsibility for a number of off-site waste disposal activities under the U.S. superfund law and laws of other applicable jurisdictions, with remediation at these facilities currently in various stages of investigation, planning, implementation or completion. Substantial provisions have been established for remediation sites at Bonfol and Kölliken in Switzerland, Höchst and Griesheim in Germany, Mount Holly in the United States, Suzano in Brazil and Turin in Italy. While the Company believes that the provisions it has established will adequately meet the Group's current, known and anticipated environmental liabilities, including remediation costs, there can be no assurance that significant additional environmental costs and liabilities, including in connection with the Transformation Programme, will not be incurred in the future, which could have a material adverse effect on the Group's business operations, liquidity, financial condition and results of operations.

The Group could also be subject to claims by third parties seeking damages for alleged personal injury or property damage resulting from hazardous substances, contamination or exposure caused by the Group's operations or products. Such matters could require the Group to incur significant costs which could have a material adverse effect on its business operations, liquidity, financial condition and results of operations.

The Group may be materially adversely affected if it must pay increased raw material prices and is unable to pass these increases on to its customers or if prices for its products decrease faster than raw material prices

The Group depends on a variety of raw materials, such as ethylene. The prices and availability of these raw materials may vary with market conditions and may be highly volatile. In addition, although the Group does not purchase more than 10 per cent. of its raw materials from any single source, it is dependent on its raw material suppliers. There have been in the past, and may be in the future, periods during which raw materials used by the Group are unavailable within the geographic area from which they are sourced for

reasons beyond the Group's control. Such shortages may lead to an interruption of supply, price increases or even structural change within the chemical industry, which may have a material adverse effect on the Group's business, liquidity, financial condition and results of operations. In addition, if the Group is not able to pass raw material price increases on to its customers, it may be similarly materially adversely affected.

The Group may be unable to attract or retain personnel who are integral to the success of its business

The Group's future growth and success, as well as its ability to implement its strategies, and, in particular, CPIP, depend on its ability to attract, retain, train and motivate skilled managerial, sales, administrative, operating, product development and technical personnel. Competition for qualified professionals is high in the markets in which the Group operates, and the Group may not be successful in retaining and attracting such professionals. The loss of the Group's key management and operating personnel or the failure to attract and retain additional key personnel could have a material adverse effect on its business operations, liquidity, financial condition and results of operations. In addition, there can be no assurance that the Group will not be subject to significant labour disputes in the future or that future reductions in headcount will not similarly materially adversely affect the Group.

Litigation, regulatory proceedings and similar claims could materially adversely affect the Group

From time to time the Group is involved in various lawsuits, regulatory proceedings and similar matters incidental to the ordinary operations of its business. These could result in fines or other sanctions that could have a material adverse effect on the Group's business operations, liquidity, financial condition and results of operations.

The Group's pension obligations may adversely impact its business and these obligations may be affected by the performance of stock markets

The Group's funded pension plans have assets invested in equities and bonds. The largest funded pension plans of the Group are in Switzerland, the United Kingdom, the United States and Japan. The assets of these pension plans are subject to stock market volatility. If the Group is required to make contributions to its pension plans, cash available for other uses may be significantly reduced, which could have a material adverse effect on the Group's business operations, liquidity, financial condition and results of operations.

In addition, the Group also has unfunded pension plans and other post-retirement benefit plans, including, in particular, in Germany. Although these plans do not have the volatility of funded plans, they represent a long-term liability, which could limit the financial flexibility of the Group.

The move towards funded pension plans, the transparency of the reported figures in the accounts of pension plans and the involvement of regulators in certain countries may accelerate cash payments into pension plans. This could adversely affect the Group's cash planning and the availability of funds for investment.

The Group depends on proprietary technologies and its competitive position may be adversely affected if the Group fails to protect its intellectual property rights

The Group owns, has applied for, or has licenses under, numerous patents relating to its products. The Group has in the past received, and may continue to receive in the future, claims from third-parties asserting that certain of its products and applications infringe the proprietary rights of others. These claims could subject the Group to costly and prolonged litigation, usually involving complex questions such as whether specific processes or materials may, in fact, be validly patented, whether the relevant patents were validly granted, whether the individual claims relating to valid patents are enforceable and whether the relevant product infringes any valid patents. Defending such litigation is costly, and, if a final judgment of infringement is rendered against the Group, the Group could be required to pay substantial damages and/or become subject to substantial limitations or prohibitions regarding its rights to market or otherwise make use of a disputed product or technology. Patent infringement claims may also divert management from its responsibilities, which could have a material adverse effect on the Group's business operations, liquidity,

financial condition and results of operations. For further information on the Group's intellectual property, see "*Description of the Guarantor - Group-wide Functions and Information - Intellectual Property*".

The Group may be affected by business interruptions

The Group's operations are subject to the hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes. These include fire, lightning, explosion and transport risks, as well as risks relating to natural disasters, mechanical failures and the release of toxic and hazardous substances and other environmental risks. Although the Group maintains property and business interruption insurance coverage which it believes is appropriate to protect against losses resulting from the occurrence of any of these hazards, there can be no assurance that this insurance will be sufficient and that the Group will not incur losses in excess of its insurance coverage.

OVERVIEW OF THE OFFERING

The following overview refers to certain provisions of the Terms and Conditions of the Notes and is qualified by the more detailed information contained elsewhere in this Prospectus. Terms which are defined in "Terms and Conditions of the Notes" have the same meaning when used in this overview.

Issuer:	Clariant Finance (Luxembourg) S.A.
Guarantor:	Clariant Ltd
Lead Managers:	ABN AMRO Bank N.V., Citigroup Global Markets Limited, UBS Limited.
Co Managers:	Banco Bilbao Vizcaya Argentaria, S.A., Commerzbank Aktiengesellschaft, Dresdner Bank AG London Branch, HSBC France, Landesbank Baden-Württemberg, Landesbank Hessen-Thüringen Girozentrale.
Fiscal Agent:	Citibank, N.A.
The Notes:	€600,000,000 4.375 per cent. Guaranteed Notes due 2013.
Issue Price:	99.628 per cent. of the principal amount of the Notes.
Issue Date:	Expected to be on or about 6 April 2006.
Maturity Date:	5 April 2013.
Use of Proceeds:	General corporate purposes of the Clariant group. See "*Use of Proceeds*".
Interest:	The Notes will bear interest from 6 April 2006 at a rate of 4.375 per cent. per annum payable annually in arrear on 5 April in each year, commencing on and including 5 April 2007, which first interest payment will be in respect of the period from (and including) 6 April 2006 to (but excluding) 5 April 2007 (a short first coupon).
Status of the Notes and the Guarantee:	The Notes are senior, unsubordinated, unconditional and unsecured obligations of the Issuer. The guarantee is a senior, unsubordinated, unconditional and unsecured obligation of the Guarantor.
Form and Denomination:	The Notes will be issued in bearer form in the denominations of €50,000 and, for so long as the Notes are represented by a Global Note and Euroclear and Clearstream, Luxembourg (or any other relevant clearing system) allow, will be tradeable in integral multiples of €1,000 in excess thereof. The Notes will initially be in the form of a temporary global note (the "**Temporary Global Note**"), without interest coupons, which will be deposited on or around the Closing Date with a common depositary for Euroclear and Clearstream, Luxembourg. The Temporary Global Note will be exchangeable, in whole or in part, for interests in the Permanent Global Note, without interest coupons, not earlier than 40 days after the Closing Date upon certification as to non-U.S. beneficial ownership. Definitive Notes will only be

	available in the limited circumstances set out on the Permanent Global Note.
Redemption at the Option of the Noteholders (Change of Control):	The Notes will be redeemable at the Put Amount (as defined in the Terms and Conditions of the Notes) at the option of the holders of the Notes in the event of a Put Event (as defined in Condition 5 (*Redemption and Purchase*).
Redemption at the Option of the Issuer for Tax Reasons:	Early redemption by the Issuer will only be permitted for tax reasons as described in Condition 5 (*Redemption and Purchase*).
Negative Pledge:	The Terms and Conditions of the Notes will contain a negative pledge provision as further described in Condition 3 (*Negative Pledge*).
Cross Default:	The Terms and Conditions of the Notes will contain a cross default provision as further described in Condition 8 (*Events of Default*).
Rating:	The Notes are expected to be rated Baa2 by Moody's and BBB by S&P.
Withholding Tax:	All payments in respect of principal and interest by or on behalf of the Issuer and the Guarantor shall be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments or governmental charges of whatsoever nature imposed, levied, collected, withheld or assessed by Luxembourg or Switzerland or any other jurisdiction or any political subdivision or any authority thereof or therein having power to tax, unless such withholding or deduction is required by law. In that event, the appropriate withholding or deduction shall be made and the Issuer or the Guarantor shall pay any additional amounts to Noteholders to compensate for such withholding or deduction, with the exception of certain circumstances, as more fully described in Condition 7 (*Taxation*).
Governing Law:	The Notes, the Fiscal Agency Agreement, the Deed of Covenant, the Deed of Guarantee and the Subscription Agreement will be governed by English law.
Listing and Trading:	Applications have been made for the Notes to be admitted to listing on the Official List of the FSA and to trading on the gilt edged and fixed interest market of the London Stock Exchange.
Clearing Systems:	Euroclear S.A./N.V. and Clearstream, Luxembourg.
Selling Restrictions:	See "*Subscription and Sale*". There are restrictions on the offer, sale and delivery of the Notes in, *inter alia*, the United States, the United Kingdom and Luxembourg.
Risk Factors:	Investing in the Notes involves risks. See "*Risk Factors*".

TERMS AND CONDITIONS OF THE NOTES

The following is the text of the Terms and Conditions of the Notes which (subject to completion and amendment) will be endorsed on each Note in definitive form:

The €600,000,000 4.375 per cent. Guaranteed Notes due 2013 (the "**Notes**", which expression includes any further notes issued pursuant to Condition 13 (*Further Issues*) and forming a single series therewith) of Clariant Finance (Luxembourg) S.A. (the "**Issuer**") are the subject of (a) a deed of guarantee dated 6 April 2006 (as amended or supplemented from time to time, the "**Deed of Guarantee**") entered into by Clariant Ltd (the "**Guarantor**") and (b) an agency agreement dated 6 April 2006 (as amended or supplemented from time to time, the "**Agency Agreement**") between the Issuer, the Guarantor, Citibank, N.A. as fiscal agent (the "**Fiscal Agent**", which expression includes any successor fiscal agent appointed from time to time in connection with the Notes) and as paying agent (the Fiscal Agent and any other paying agent appointed pursuant to the Agency Agreement, together the "**Paying Agents**", which expression includes any successor or additional paying agents appointed from time to time in connection with the Notes). Certain provisions of these Conditions are summaries of the Deed of Guarantee and the Agency Agreement and subject to their detailed provisions. The holders of the Notes (the "**Noteholders**") and the holders of the related interest coupons (the "**Couponholders**" and the "**Coupons**", respectively) are bound by, and are deemed to have notice of, all the provisions of the Deed of Guarantee and the Agency Agreement applicable to them. Copies of the Deed of Guarantee and the Agency Agreement are available for inspection by Noteholders during normal business hours at the Specified Offices (as defined in the Agency Agreement) of the Paying Agents, the initial Specified Offices of which are set out below.

1. Form, Denomination and Title

The Notes are serially numbered and in bearer form in the denomination of €50,000 each with Coupons attached at the time of issue. Title to the Notes and the Coupons will pass by delivery. The holder of any Note or Coupon shall (except as otherwise required by law) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any other interest therein, any writing thereon or any notice of any previous loss or theft thereof) and no person shall be liable for so treating such holder. No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

So long as the Notes are represented by a Global Note and the relevant clearing system so permits, the Notes shall be tradeable only in principal amounts of at least €50,000 and integral multiples of €1,000 above €50,000.

2. Status and Guarantee

(a) *Status of the Notes*: The Notes constitute direct, general and unconditional obligations of the Issuer which will at all times rank *pari passu* among themselves and at least *pari passu* with all other present and future unsecured obligations of the Issuer, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application.

(b) *Guarantee of the Notes*: The Guarantor has in the Deed of Guarantee unconditionally and irrevocably guaranteed the due and punctual payment of all sums from time to time payable by the Issuer in respect of the Notes. This guarantee (the "**Guarantee of the Notes**") constitutes direct, general and unconditional obligations of the Guarantor which will at all times rank at least *pari passu* with all other present and future unsecured obligations of the Guarantor, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application.

3. Negative Pledge

So long as any Note remains outstanding (as defined in the Agency Agreement), neither the Issuer nor the Guarantor shall, and the Issuer and the Guarantor shall procure that none of their respective Material Subsidiaries will, create or permit to subsist any Security Interest upon the whole or any part of its present

or future undertaking, assets or revenues (including uncalled capital) to secure any Relevant Indebtedness without (a) at the same time or prior thereto securing the Notes equally and rateably therewith or (b) providing such other security for the Notes as may be approved by an Extraordinary Resolution (as defined in the Agency Agreement) of Noteholders *provided that* this Condition 3 shall not apply to a Security Interest on the undertaking, assets or revenues of any company becoming a Material Subsidiary after the date of issue of the Notes, which Security Interest exists at the time of such company becoming a Subsidiary of the Issuer and/or Guarantor (other than any Security Interest created in contemplation thereof).

In these Conditions:

"**Group**" means the Guarantor and all of its Subsidiaries from time to time;

"**Indebtedness**" means any indebtedness of any Person for money borrowed or raised, including (without limitation) any indebtedness for or in respect of any acceptance under any acceptance credit facility;

"**Material Subsidiary**" means at any time a Subsidiary of the Guarantor:

(a) whose gross revenues (consolidated in the case of a Subsidiary which itself has Subsidiaries) or whose total assets (consolidated in the case of a Subsidiary which itself has Subsidiaries) represent in each case (or, in the case of a Subsidiary acquired after the end of the financial period to which the then latest audited consolidated accounts of the Guarantor and its Subsidiaries relate, are equal to) not less than 5 per cent. of the consolidated gross revenues of the Guarantor, or, as the case may be, consolidated total assets, of the Guarantor and its Subsidiaries taken as a whole, all as calculated respectively by reference to the then latest audited accounts (consolidated or, as the case may be, unconsolidated) of such Subsidiary and the then latest audited consolidated accounts of the Guarantor and its Subsidiaries, provided that in the case of a Subsidiary of the Guarantor acquired after the end of the financial period to which the then latest audited consolidated accounts of the Guarantor and its Subsidiaries relate, the reference to the then latest audited consolidated accounts of the Guarantor and its Subsidiaries for the purposes of the calculation above shall, until consolidated accounts for the financial period in which the acquisition is made have been prepared and audited as aforesaid, be deemed to be a reference to such first-mentioned accounts as if such Subsidiary had been shown in such accounts by reference to its then latest relevant audited accounts, adjusted as deemed appropriate by the Guarantor;

(b) to which is transferred the whole or substantially the whole of the undertaking and assets of a Subsidiary of the Guarantor which immediately prior to such transfer is a Material Subsidiary, provided that the transferor Subsidiary shall upon such transfer forthwith cease to be a Material Subsidiary and the transferee Subsidiary shall cease to be a Material Subsidiary pursuant to this subparagraph (ii) on the date on which the consolidated accounts of the Guarantor and its Subsidiaries for the financial period current at the date of such transfer have been prepared and audited as aforesaid but so that such transferor Subsidiary or such transferee Subsidiary may be a Material Subsidiary on or at any time after the date on which such consolidated accounts have been prepared and audited as aforesaid by virtue of the provisions of subparagraph (i) above or, prior to or after such date, by virtue of any other applicable provision of this definition; or

(c) to which is transferred an undertaking or assets which, taken together with the undertaking or assets of the transferee Subsidiary, generated (or, in the case of the transferee Subsidiary being acquired after the end of the financial period to which the then latest audited consolidated accounts of the Guarantor and its Subsidiaries relate, generate gross revenues equal to) not less than 5 per cent. of the consolidated gross revenues of the Guarantor, or represent (or, in the case aforesaid, are equal to) not less than 5 per cent. of the consolidated total assets of the Guarantor and its Subsidiaries taken as a whole, all as calculated as referred to in subparagraph (i) above, provided that the transferor Subsidiary (if a Material Subsidiary) shall upon such transfer forthwith cease to be a Material Subsidiary unless immediately following such transfer its undertaking and assets generate (or, in the case aforesaid, generate gross revenues equal to) not less than 5 per cent. of the consolidated gross revenues of the Guarantor, or its assets represent (or, in the case aforesaid, are equal to) not less than 5 per cent. of the consolidated total assets of the Guarantor and its Subsidiaries taken as a whole, all

as calculated as referred to in subparagraph (i) above, and the transferee Subsidiary shall cease to be a Material Subsidiary pursuant to this subparagraph (iii) on the date on which the consolidated accounts of the Guarantor and its Subsidiaries for the financial period current at the date of such transfer have been prepared and audited but so that such transferor Subsidiary or such transferee Subsidiary may be a Material Subsidiary on or at any time after the date on which such consolidated accounts have been prepared and audited as aforesaid by virtue of the provisions of subparagraph (i) above or, prior to or after such date, by virtue of any other applicable provision of this definition;

"**Person**" means any individual, company, corporation, firm, partnership, joint venture, association, organisation, state or agency of a state or other entity, whether or not having separate legal personality;

"**Relevant Indebtedness**" means (i) any present or future Indebtedness (whether being principal, premium, interest or other amounts) which is in the form of or represented by any bond, note, debenture, debenture stock, loan stock, certificate or other instrument which is, or is capable of being, listed, quoted or traded on any stock exchange or in any securities market (including, without limitation, any over the counter market) and (ii) any guarantee or indemnity in respect of any such Indebtedness;

"**Security Interest**" means any mortgage, charge, pledge, lien or other security interest including, without limitation, anything analogous to any of the foregoing under the laws of any jurisdiction; and

"**Subsidiary**" means, in relation to any Person (the "**first Person**") at any particular time, any other Person (the "**second Person**"):

(a) whose affairs and policies the first Person controls or has the power to control (directly or indirectly), whether by ownership of share capital, contract, the power to appoint or remove members of the governing body of the second Person or otherwise; or

(b) whose financial statements are, in accordance with applicable law and generally accepted accounting principles, consolidated with those of the first Person.

4. Interest

The Notes bear interest from and including, 6 April 2006 (the "**Issue Date**") at the rate of 4.375 per cent. per annum (the "**Rate of Interest**") payable in arrear on 5 April in each year (each, an "**Interest Payment Date**"), save for the first interest payment which will be made on 5 April 2007 and will be in respect of the period from (and including) 6 April 2006 to (but excluding) 5 April 2007, subject as provided in Condition 6 (*Payments*).

Each Note will cease to bear interest from and including the due date for redemption unless, upon due presentation, payment of principal is improperly withheld or refused, in which case it will continue to bear interest at such rate (both before and after judgment) until whichever is the earlier of (a) the day on which all sums due in respect of such Note up to that day are received by or on behalf of the relevant Noteholder and (b) the day which is seven days after the Fiscal Agent has notified the Noteholders that it has received all sums due in respect of the Notes up to such seventh day (except to the extent that there is any subsequent default in payment).

The amount of interest payable on each Interest Payment Date shall be €2,187.50 in respect of each Note of €50,000 denomination, save for the amount of interest payable on the first Interest Payment Date (in respect of the period from (and including) 6 April 2006 to (but excluding) 5 April 2007), which shall be €2,181.51 in respect of each Note of €50,000 denomination. If interest is required to be paid in respect of a Note on any other date, it shall be calculated by applying the Rate of Interest to the principal amount of such Note, multiplying the product by the relevant Day Count Fraction and rounding the resulting figure to the nearest cent (half a cent being rounded upwards), where:

"**Day Count Fraction**" means, in respect of any period, the number of days in the relevant period, from (and including) the first day in such period to (but excluding) the last day in such period, divided by the number of days in the Regular Period in which the relevant period falls;

"**Regular Date**' means 5 April in any year; and

"**Regular Period**" means each period from (and including) any Regular Date to (but excluding) the next Regular Date.

5. **Redemption and Purchase**

(a) *Scheduled redemption*: Unless previously redeemed, or purchased and cancelled, the Notes will be redeemed at their principal amount on 5 April 2013, subject as provided in Condition 6 (*Payments*).

(b) *Redemption for tax reasons*: The Notes may be redeemed at the option of the Issuer in whole, but not in part, at any time, on giving not less than 30 nor more than 60 days' notice to the Noteholders (which notice shall be irrevocable) at their principal amount, together with interest accrued to the date fixed for redemption, if:

(i) (A) the Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 7 (*Taxation*) as a result of any change in, or amendment to, the laws or regulations of Luxembourg or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations (including a holding by a court of competent jurisdiction), which change or amendment becomes effective on or after 3 April 2006; and (B) such obligation cannot be avoided by the Issuer taking reasonable measures available to it; or

(ii) (A) the Guarantor has or (if a demand was made under the Guarantee of the Notes) would become obliged to pay additional amounts as provided or referred to in Condition 7 (*Taxation*) or the Guarantee of the Notes, as the case may be, as a result of any change in, or amendment to, the laws or regulations of Switzerland or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations (including a holding by a court of competent jurisdiction), which change or amendment becomes effective on or after 3 April 2006; and (B) such obligation cannot be avoided by the Guarantor taking reasonable measures available to it;

provided, however, that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer or the Guarantor would be obliged to pay such additional amounts if a payment in respect of the Notes were then due or (as the case may be) a demand under the Guarantee of the Notes were then made.

Prior to the publication of any notice of redemption pursuant to this paragraph, the Issuer shall deliver or procure that there is delivered to the Fiscal Agent:

(1) a certificate signed by two directors of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred; and

(2) an opinion of independent legal advisers of recognised standing to the effect that the Issuer or (as the case may be) the Guarantor has or will become obliged to pay such additional amounts as a result of such change or amendment.

Upon the expiry of any such notice as is referred to in this Condition 5(b), the Issuer shall be bound to redeem the Notes in accordance with this Condition 5(b).

(c) Redemption at the option of Noteholders (Change of Control):

A "**Put Event**" will be deemed to have occurred if during the period from 6 April 2006 to 5 April 2013 there occurs a Change of Control Event and within the Change of Control Period:

(a) if at the time that the Change of Control Event occurs there are Rated Securities, a Rating Downgrade in respect of that Change of Control Event occurs; or

(b) if at the time that the Change of Control Event occurs there are no Rated Securities, a Negative Rating Event in respect of that Change of Control Event occurs.

If a Put Event is deemed to have occurred, then the holder of each Note will have the option to require the Issuer to redeem or, at the Issuer's option, purchase (or procure the purchase of) that Note on the Put Date (as defined below) at the Put Amount.

If there is a Put Event, promptly upon and in any event within 10 business days of the end of the 90 day period (or such longer period as is referred to in the definition of "Change of Control Period" below) referred to in the definitions of Rating Downgrade or Negative Rating Event (as applicable), the Issuer shall, or the Guarantor shall cause the Issuer to, give notice (a "**Put Event Notice**") to the Noteholders in accordance with Condition 14 (*Notices*) specifying the nature of the Put Event and the procedure for exercising the option contained in this Condition 5(c).

In this Condition 5(c),

"**business day**" means a day (other than a Saturday or Sunday) on which banks are open for business in London, Luxembourg, and Zurich;

A "**Change of Control Event**" shall be deemed to have occurred if any person or any persons acting in concert or any person or persons acting on behalf of any such person(s) (the "**Relevant Person**") at any time directly or indirectly own(s) or acquire(s) (A) more than 50 per cent. of the issued or allotted ordinary share capital of the Guarantor or (B) such number of shares in the capital of the Guarantor carrying more than 50 per cent. of the total voting rights attached to the issued or allotted share capital of the Guarantor that are normally exercisable at a general meeting of the Guarantor *provided that* a Change of Control Event shall be deemed not to have occurred if all or substantially all of the shareholders of the Relevant Person are, or immediately prior to the event which would otherwise have constituted a Change of Control Event were, the shareholders of the Guarantor with the same (or substantially the same) pro rata interest in the share capital of the Relevant Person as such shareholders have, or as the case may be, had in the share capital of the Guarantor;

"**Change of Control Period**" means the period commencing on the date (the "**Change of Control Period Commencement Date**") that is the earlier of (1) the date of the first public announcement of the relevant Change of Control Event; and (2) the date of the earliest Relevant Potential Change of Control Announcement (if any) and ending 90 days after the Change of Control Event (or such longer period for which the Rated Securities or, as the case may be, the Notes are under consideration (such consideration having been announced publicly within the period ending 90 days after the Change of Control Event) for rating review or, as the case may be, rating by a Rating Agency, such period not to exceed 60 days after the public announcement of such consideration);

a "**Negative Rating Event**" shall be deemed to have occurred in respect of a Change of Control Event if the Issuer does not within 90 days (or such longer period as is referred to in the definition of "Change of Control Period" above) of a Change of Control Event obtain a rating of at least investment grade (BBB-/ Baa3, or their respective equivalents for the time being) (an "**investment grade rating**") in respect of the Notes from a Rating Agency;

"**Put Amount**" means in respect of any Note an amount equal to:

(a) the Adjusted Amount; and

(b) any interest (or, where purchased, an amount equal to such interest) accrued up to the Put Date,

and for such purposes,

"**Adjusted Amount**" means, in respect of each Note, the price, expressed as a percentage (rounded to four decimal places, 0.00005 being rounded upwards), at which the then current yield on the Notes on the Determination Date (assuming for this purpose that the Notes are to be redeemed at their principal amount on the Maturity Date) would be equal to the then current yield (determined by reference to the middle market price) at 11.00 a.m. (Frankfurt time) on the Determination Date of the Reference Bond plus 0.25 per cent., all as determined in accordance with standard market convention by a leading investment bank of international standing selected by the Issuer;

"**Determination Date**" means the date which is two business days prior to the Put Date;

"**Reference Bond**" means the 4.50 per cent. German Bundesobligationen due 2013 (ISIN: DE0001135218), or if such bond is no longer in issue such other German government bond with a maturity date closest to the Maturity Date as a leading investment bank of international standing selected by the Issuer may reasonably determine to be appropriate as a substitute for the 4.50 per cent. German Bundesobligationen due 2013 (ISIN: DE0001135218);

"**Rated Securities**" means the Notes so long as they shall have a rating from any Rating Agency;

"**Rating Agency**" means Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc. and its successors or Moody's Investors Service, Inc. and its successors or any other rating agency of comparable international standing, as specified by the Guarantor;

A "**Rating Downgrade**" shall be deemed to have occurred in respect of a Change of Control Event if the rating assigned 15 days prior to the Change of Control Period Commencement Date (the "**Applicable Time**") to the Rated Securities by a Rating Agency is (A) withdrawn (from having been an investment grade rating (as defined in the definition of "Negative Rating Event" in this Condition 5(c)) at the Applicable Time) (and is not within the Change of Control Period reinstated to an investment grade rating by such Rating Agency) or reduced from an investment grade rating to a non-investment grade rating (BB+/Bal or their respective equivalents for the time being) (and is not within the Change of Control Period upgraded to an investment grade rating by such Rating Agency), or (B) where a Rating Agency had at the Applicable Time rated the Rated Securities below investment grade rating, lowered by such Rating Agency by one or more full rating categories (for example, from BB+/Bal to BB/Ba2 or such similar lowering) (and is not within the Change of Control Period upgraded to its earlier credit rating or better by such Rating Agency) or is withdrawn (and is not within the Change of Control Period reinstated to its earlier credit rating or better by such Rating Agency);

"**Relevant Potential Change of Control Announcement**" means any public announcement or statement by the Guarantor, any actual or potential bidder or any advisor thereto relating to any potential Change of Control Event where:

(a) within 90 days of such announcement or statement, a Rating Agency downgrades a rating on the Notes or the Guarantor or indicates that any such ratings are under consideration for review; and

(b) within 180 days of the date of such announcement or statement, a Change of Control Event occurs.

To exercise the option to require redemption or purchase of a Note under this Condition 5(c) the holder of the Note must deliver such Note, on any business day in London falling within the period (the "**Put Period**") of 45 days after a Put Event Notice is given, at the specified office of any Paying Agent, accompanied by a duly signed and completed notice of exercise in the form (for the time being current) obtainable from the specified office of any Paying Agent (a "**Put Notice**") and in which the holder may specify a euro bank account to which payment is to be made under this Condition. The Note should be delivered together with all Coupons appertaining thereto maturing after the date (the "**Put Date**") seven days after the expiry of the Put Period, failing which the Paying Agent will require payment of an amount equal to the face value of any such missing Coupon. Any amount so paid will be reimbursed against presentation and surrender of the relevant missing Coupon (or any replacement therefor issued pursuant to Condition 10 (Replacement of Notes and Coupons)) at any time after such payment, but before the expiry of the period of five years from the date on which such Coupon would have become due, but not thereafter. The Paying Agent to which such Note and Put Notice are delivered will issue to the Noteholder concerned a non-transferable receipt in respect of the Note so delivered. Payment in respect of any Note so delivered will be made, if the holder duly specified a euro bank account in the Put Notice to which payment is to be made, on the Put Date by transfer to that bank account and, in every other case, on or after the Put Date against presentation and surrender or (as the case may be) endorsement of such receipt at the specified office of any Paying

Agent. The Issuer shall redeem or, at the option of the Issuer, purchase (or procure the purchase of) the relevant Note on the Put Date unless previously redeemed or purchased.

A Put Notice, once given, shall be irrevocable. For the purposes of these Conditions, receipts issued pursuant to this Condition 5(c) shall be treated as if they were Notes.

Upon the expiry of any notice as is referred to above, the Issuer shall be bound to redeem the Notes to which the notice applies at the relative Put Amount together with interest accrued to but excluding the date of redemption.

(d) *No other redemption*: The Issuer shall not be entitled to redeem the Notes otherwise than as provided in paragraphs (a) (*Scheduled Redemption*) to (c) (*Redemption at the Option of the Noteholders (Change of Control)*) above.

(e) *Purchase*: The Issuer, the Guarantor or any of their respective Subsidiaries may at any time purchase Notes in the open market or otherwise and at any price, *provided that* all unmatured Coupons are purchased therewith. Such Notes may be held, reissued, sold or, at the option of the Issuer or the Guarantor, surrendered to any Paying Agent for cancellation.

(f) *Cancellation*: All Notes so redeemed will forthwith be cancelled (together with all unmatured Coupons attached thereto or surrendered therewith at the time of redemption). All Notes so cancelled and any Notes purchased and cancelled pursuant to Condition 5(e) (*Purchase*) above (together with all unmatured Coupons cancelled therewith) shall be forwarded to the Agent and cannot be reissued or resold.

6. Payments

(a) *Principal*: Payments of principal shall be made only against presentation and (*provided that* payment is made in full) surrender of Notes at the Specified Office of any Paying Agent outside the United States by euro cheque drawn on, or by transfer to a euro account (or other account to which euro may be credited or transferred) maintained by the payee with, a bank in a city in which banks have access to the Trans European Automated Real time Gross settlement Express Transfer (TARGET) system (the "**TARGET System**").

(b) *Interest*: Payments of interest shall, subject to paragraph (f) (*Payments other than in respect of matured Coupons*) below, be made only against presentation and (*provided that* payment is made in full) surrender of the appropriate Coupons at the Specified Office of any Paying Agent outside the United States in the manner described in paragraph (a) (*Principal*) above.

(c) *Payments subject to fiscal laws*: All payments in respect of the Notes are subject in all cases to any applicable fiscal or other laws and regulations in the place of payment, but without prejudice to the provisions of Condition 7 (*Taxation*). No commissions or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(d) *Deduction for unmatured Coupons*: If a Note is presented without all unmatured Coupons relating thereto, then:

(i) if the aggregate amount of the missing Coupons is less than or equal to the amount of principal due for payment, a sum equal to the aggregate amount of the missing Coupons will be deducted from the amount of principal due for payment; *provided, however, that* if the gross amount available for payment is less than the amount of principal due for payment, the sum deducted will be that proportion of the aggregate amount of such missing Coupons which the gross amount actually available for payment bears to the amount of principal due for payment;

(ii) if the aggregate amount of the missing Coupons is greater than the amount of principal due for payment:

(A) so many of such missing Coupons shall become void (in inverse order of maturity) as will result in the aggregate amount of the remainder of such missing Coupons (the "**Relevant**

Coupons") being equal to the amount of principal due for payment; *provided, however, that* where this sub-paragraph would otherwise require a fraction of a missing Coupon to become void, such missing Coupon shall become void in its entirety; and

(B) a sum equal to the aggregate amount of the Relevant Coupons (or, if less, the amount of principal due for payment) will be deducted from the amount of principal due for payment; *provided, however, that*, if the gross amount available for payment is less than the amount of principal due for payment, the sum deducted will be that proportion of the aggregate amount of the Relevant Coupons (or, as the case may be, the amount of principal due for payment) which the gross amount actually available for payment bears to the amount of principal due for payment.

Each sum of principal so deducted shall be paid in the manner provided in paragraph (a) (*Principal*) above against presentation and (*provided that* payment is made in full) surrender of the relevant missing Coupons. No payments will be made in respect of void coupons.

(e) *Payments on business days*: If the due date for payment of any amount in respect of any Note or Coupon is not a business day in the place of presentation, the holder shall not be entitled to payment in such place of the amount due until the next succeeding business day in such place and shall not be entitled to any further interest or other payment in respect of any such delay. In this paragraph, "**business day**" means, in respect of any place of presentation, any day on which banks are open for presentation and payment of bearer debt securities and for dealings in foreign currencies in such place of presentation and, in the case of payment by transfer to a Euro account as referred to above, on which the TARGET System is open.

(f) *Payments other than in respect of matured Coupons*: Payments of interest other than in respect of matured Coupons shall be made only against presentation of the relevant Notes at the Specified Office of any Paying Agent outside the United States.

(g) *Partial payments*: If a Paying Agent makes a partial payment in respect of any Note or Coupon presented to it for payment, such Paying Agent will endorse thereon a statement indicating the amount and date of such payment.

7. Taxation

All payments of principal and interest by or on behalf of the Issuer or the Guarantor in respect of the Notes, the Coupons or under the Deed of Guarantee shall be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of Luxembourg or Switzerland or any political subdivision thereof or any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event the Issuer or (as the case may be) the Guarantor shall pay such additional amounts as will result in receipt by the Noteholders and the Couponholders after such withholding or deduction of such amounts as would have been received by them had no such withholding or deduction been required, except that no such additional amounts shall be payable in respect of any Note or Coupon presented for payment:

(a) by or on behalf of a holder which is liable to such taxes, duties, assessments or governmental charges in respect of such Note or Coupon by reason of its having some connection with the jurisdiction by which such taxes, duties, assessments or charges have been imposed, levied, collected, withheld or assessed other than the mere holding of the Note or Coupon; or

(b) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(c) by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note or Coupon to another Paying Agent in a member state of the European Union; or

(d) in Luxembourg or Switzerland; or

(e) more than 30 days after the Relevant Date except to the extent that the holder of such Note or Coupon would have been entitled to such additional amounts on presenting such Note or Coupon for payment on the last day of such period of 30 days.

In these Conditions, "**Relevant Date**" means whichever is the later of (1) the date on which the payment in question first becomes due and (2) if the full amount payable has not been received in a city in which banks have access to the TARGET System by the Fiscal Agent on or prior to such due date, the date on which (the full amount having been so received) notice to that effect has been given to the Noteholders.

Any reference in these Conditions to principal or interest shall be deemed to include any additional amounts in respect of principal or interest (as the case may be) which may be payable under this Condition 7 *(Taxation)*.

If the Issuer or the Guarantor becomes subject at any time to any taxing jurisdiction other than Luxembourg or Switzerland respectively, references in these Conditions to Luxembourg or Switzerland shall be construed as references to Luxembourg or (as the case may be) Switzerland and/or such other jurisdiction.

8. Events of Default

If any of the following events shall have occurred and be continuing:

(a) *Non payment*: the Issuer fails to pay any amount of principal in respect of the Notes on the due date for payment thereof or fails to pay any amount of interest in respect of the Notes on the due date for payment thereof, and such failure continues in the case of principal for a period of 7 business days (as defined below) and in the case of interest for a period of 14 business days; or

(b) *Breach of other obligations*: the Issuer or the Guarantor defaults in the performance or observance of any of its other obligations under or in respect of the Notes or the Guarantee of the Notes and such default remains unremedied for 30 days after written notice thereof, addressed to the Issuer and the Guarantor by any Noteholder, has been delivered to the Issuer and the Guarantor or to the Specified Office of the Fiscal Agent; or

(c) *Cross default of Issuer, Guarantor or Material Subsidiary:*

(i) any Indebtedness of the Issuer, the Guarantor or any Material Subsidiary is not paid when due or (as the case may be) within any originally applicable grace period;

(ii) any such Indebtedness becomes (or becomes capable of being declared) due and payable prior to its stated maturity otherwise than at the option of the Issuer, the Guarantor or (as the case may be) the relevant Material Subsidiary or (*provided that* no event of default, howsoever described, has occurred) any person entitled to such Indebtedness; or

(iii) the Issuer, the Guarantor or any Material Subsidiary fails to pay when due any amount payable by it under any Guarantee of any Indebtedness;

provided that the amount of Indebtedness referred to in sub paragraph (i) and/or sub paragraph (ii) above and/or the amount payable under any Guarantee referred to in sub paragraph (iii) above (which have occurred and are continuing) individually or in the aggregate (without duplication) exceeds €30,000,000 (or its equivalent in any other currency or currencies); or

(d) *Unsatisfied judgment*: one or more judgment(s) or order(s) for the payment of any amount is rendered against the Issuer, the Guarantor or any of their respective Material Subsidiaries and continue(s) unsatisfied and unstayed for a period of 45 days after the date(s) thereof or, if later, the date therein

specified for payment, *provided that* the amounts so payable (which have occurred and are continuing) individually or in the aggregate (without duplication) exceeds €40,000,000 (or its equivalent in any other currency or currencies); or

(e) *Security enforced*: a secured party takes possession, or a receiver, manager or other similar officer is appointed, of the whole or any substantial part of the undertaking, assets and revenues of the Issuer, the Guarantor or any of their respective Material Subsidiaries; or

(f) *Insolvency, etc*: (i) the Issuer, the Guarantor or any of their respective Material Subsidiaries becomes insolvent or is unable to pay its debts as they fall due, (ii) an administrator or liquidator of the Issuer, the Guarantor or any of their respective Material Subsidiaries or the whole or any substantial part of the undertaking, assets and revenues of the Issuer, the Guarantor or any of their respective Material Subsidiaries is appointed (or application for any such appointment is made, which is not contested in good faith by the Issuer, Guarantor or relevant Material Subsidiary, as the case may be, within 30 days), (iii) the Issuer, the Guarantor or any of their respective Material Subsidiaries takes any action for a readjustment or deferment of any of its obligations or makes a general assignment or an arrangement or composition with or for the benefit of its creditors or declares a moratorium in respect of any of its Indebtedness or any Guarantee of any Indebtedness given by it or (iv) the Issuer, the Guarantor or any of their respective Material Subsidiaries ceases or threatens to cease to carry on all or substantially the whole of its business; or

(g) *Winding up, etc*: an order is made or an effective resolution is passed for the winding up, liquidation or dissolution of the Issuer, the Guarantor or any of their respective Material Subsidiaries except (A) a winding up, liquidation or dissolution for the purposes of or pursuant to a consolidation, amalgamation, merger or reconstruction of a Material Subsidiary (other than the Issuer) pursuant to which the surviving company expressly assumes all the obligations of such Material Subsidiary; (B) a winding up, liquidation or dissolution the terms of which have previously been approved by an Extraordinary Resolution of the Noteholders; or (C) a winding up, liquidation or dissolution (if any) pursuant to a substitution under Condition 15 (*Substitution*); or

(h) *Receiver possession, etc*: an encumbrancer or a receiver or a person with similar functions appointed for execution in Switzerland (e.g. *Sachwalter* or *Konkursverwalter*) taking possession of the whole or any substantial part of the assets or undertaking of the Issuer or the Guarantor or any of their respective Material Subsidiaries or a distress, execution or other process being levied or enforced upon or sued out against a substantial part of the property or assets of the Issuer or the Guarantor or any of their respective Material Subsidiaries and not being paid, discharged, removed or stayed within 30 days; or

(i) *Issuer bankruptcy*: the Issuer becoming subject to the institution of suspension of payments (*sursis de paiements*) or controlled management (*gestion contrôlée*), enters into a composition with its creditors (*concordat préventif de faillite*) or is declared bankrupt (*en faillite*); or

(j) *Guarantor bankruptcy*: the Guarantor becoming bankrupt or insolvent (or seeming to become bankrupt or insolvent in accordance with Article 725(2) of the Swiss Code of Obligations) or entering into a moratorium or making a general assignment for the benefit of its creditors; or

(k) *Analogous event*: any event occurs which under the laws of Luxembourg or Switzerland has an analogous effect to any of the events referred to in paragraphs (d) (*Unsatisfied judgment*) to (j) (*Guarantor bankruptcy*) above; or

(l) *Guarantee not in force*: the Guarantee of the Notes is not (or is claimed by the Guarantor not to be) in full force and effect,

then any Note may, by written notice addressed by the holder thereof to the Issuer and the Guarantor and delivered to the Issuer and the Guarantor or to the Specified Office of the Fiscal Agent, be declared immediately due and payable, whereupon it shall become immediately due and payable at its principal amount together with accrued interest without further action or formality.

In this Condition 8 (*Events of Default*),

"**business day**" means a day (other than a Saturday or Sunday) on which banks are open for business in London, Luxembourg, and Zurich; and

"**Guarantee**" means, in relation to any Indebtedness of any Person, any obligation of another Person to pay such Indebtedness including (without limitation):

(a) any obligation to purchase such Indebtedness;

(b) any obligation to lend money, to purchase or subscribe shares or other securities or to purchase assets or services in order to provide funds for the payment of such Indebtedness;

(c) any indemnity against the consequences of a default in the payment of such Indebtedness; and

any other agreement to be responsible for such Indebtedness.

9. Prescription

Claims for principal shall become void unless the relevant Notes are presented for payment within ten years of the appropriate Relevant Date. Claims for interest shall become void unless the relevant Coupons are presented for payment within five years of the appropriate Relevant Date.

10. Replacement of Notes and Coupons

If any Note or Coupon is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the Specified Office of the Fiscal Agent, subject to all applicable laws and stock exchange requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer may reasonably require. Mutilated or defaced Notes or Coupons must be surrendered before replacements will be issued.

11. Paying Agents

In acting under the Agency Agreement and in connection with the Notes and the Coupons, the Paying Agents act solely as agents of the Issuer and the Guarantor and do not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders or Couponholders.

The initial Paying Agents and their initial Specified Offices are listed below. The Issuer and the Guarantor reserve the right at any time to vary or terminate the appointment of any Paying Agent and to appoint a successor fiscal agent and additional or successor paying agents; *provided, however, that* the Issuer and the Guarantor shall at all times maintain (a) a fiscal agent, (b) a paying agent in London, (c), if European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 is brought into force, a paying agent in a member state of the European Union that will not be obliged to withhold or deduct tax pursuant to such Directive or any law implementing or complying with, or introduced to conform to, such Directive and (d) a Paying Agent in a jurisdiction other than Luxembourg or Switzerland;

Notice of any change in any of the Paying Agents or in their Specified Offices shall promptly be given to the Noteholders.

12. Meetings of Noteholders; Modification

(a) *Meetings of Noteholders*: The Agency Agreement contains provisions for convening meetings of Noteholders to consider matters relating to the Notes, including the modification of any provision of these Conditions. Any such modification may be made if sanctioned by an Extraordinary Resolution. Such a meeting may be convened by the Issuer and the Guarantor (acting together) and shall be convened by them upon the request in writing of Noteholders holding not less than 10 per cent. of the aggregate principal amount of the outstanding Notes. The quorum at any meeting convened to vote on an Extraordinary Resolution will be two or more persons holding or representing not less

than 50 per cent. of the aggregate principal amount of the outstanding Notes or, at any adjourned meeting, two or more persons being or representing Noteholders whatever the principal amount of the Notes held or represented; *provided, however, that* certain proposals (including any proposal to change any date fixed for payment of principal or interest in respect of the Notes, to reduce the amount of principal or interest payable on any date in respect of the Notes, to alter the method of calculating the amount of any payment in respect of the Notes or the date for any such payment, to change the currency of payments under the Notes, to amend the terms of the Guarantee of the Notes or to change the quorum requirements relating to meetings or the majority required to pass an Extraordinary Resolution (each, a "**Reserved Matter**") may only be sanctioned by an Extraordinary Resolution passed at a meeting of Noteholders at which two or more persons holding or representing not less than 75 per cent. or, at any adjourned meeting, 25 per cent. of the aggregate principal amount of the outstanding Notes form a quorum. Any Extraordinary Resolution duly passed at any such meeting shall be binding on all the Noteholders and Couponholders, whether present or not.

(b) *Modification*: The Notes, these Conditions and the Deed of Guarantee may be amended without the consent of the Noteholders or the Couponholders to correct a manifest error. In addition, the parties to the Agency Agreement may agree to modify any provision thereof, but the Issuer shall not agree, without the consent of the Noteholders, to any such modification unless it is of a formal, minor or technical nature, it is made to correct a manifest error or it is, in the opinion of such parties, not materially prejudicial to the interests of the Noteholders.

13. Further Issues

The Issuer may from time to time, without the consent of the Noteholders or the Couponholders, create and issue further notes having the same terms and conditions as the Notes in all respects (or in all respects except for the first payment of interest) so as to form a single series with the Notes.

14. Notices

Notices to the Noteholders shall be valid if published in a leading English language daily newspaper published in London (which is expected to be the *Financial Times*) or, if such publication is not practicable, in a leading English language daily newspaper having general circulation in Europe. Any such notice shall be deemed to have been given on the date of first publication. Couponholders shall be deemed for all purposes to have notice of the contents of any notice given to the Noteholders.

15. Substitution

The Issuer, or any previous substituted company, may at any time, without the consent of the Noteholders or the Couponholders, substitute for itself as principal debtor under the Notes and the Coupons any company (the "**Substitute**") that is the Guarantor, or a Subsidiary of the Guarantor, provided that no payment in respect of the Notes or the Coupons is at the relevant time overdue.

The substitution shall be made by a deed poll (the "**Deed Poll**") and may take place only if (i) the Substitute shall, by means of the Deed Poll, agree to indemnify each Noteholder and Couponholder against any tax, duty, assessment or governmental charge that is imposed on it by (or by any authority in or of) the jurisdiction of the country in which the Substitute is resident for tax purposes and, if different, the jurisdiction of the country of its incorporation with respect to any Note or Coupon or the Deed of Covenant and that would not have been so imposed had the substitution not been made, as well as against any tax, duty, assessment or governmental charge, and any cost or expense, relating to the substitution, (ii) where the Substitute is not the Guarantor, the obligations of the Substitute under the Deed Poll, the Notes, the Coupons and the Deed of Covenant shall be unconditionally guaranteed by the Guarantor by means of the Deed Poll or the Guarantor shall have entered into a guarantee substantially in the form of the Deed of Guarantee in respect of the obligations of such Substitute, (iii) all action, conditions and things required to be taken, fulfilled and done (including the obtaining of any necessary consents) to ensure that the Deed Poll, the Notes, the Coupons and the Deed of Covenant represent valid, legally binding and enforceable obligations of the Substitute and in the case of the Deed Poll of the Guarantor have been taken, fulfilled

and done and are in full force and effect, (iv) the Substitute shall have become party to the Agency Agreement, with any appropriate consequential amendments, as if it had been an original party to it and shall have provided to the Fiscal Agent such documents as may be necessary to make the Notes and the Agency Agreement its legal, valid and binding obligations, (v) the Substitute (if incorporated in a jurisdiction other than England) shall have appointed an agent to receive, for and on its behalf, service of process in any Proceedings (as defined in Condition 17(d) (*Rights of the Noteholders to take proceedings outside England*)) in England, (vi) legal opinions addressed to the Noteholders shall have been delivered to them (care of the Fiscal Agent) from a lawyer or firm of lawyers with a leading securities practice in each jurisdiction referred to in (i) above and in England as to the fulfilment of the preceding conditions of this paragraph and the other matters specified in the Deed Poll, (vii) each listing authority or stock exchange (if any) on which the Notes are then admitted to listing shall have confirmed that, following the proposed substitution of the Substitute, the Notes will continue to be admitted to listing by such listing authority or stock exchange and (viii) the Issuer shall have given at least 14 days' prior notice in accordance with Condition 14 (*Notices*) of such substitution to the Noteholders and, immediately on the expiry of such notice, the Substitute shall become the principal debtor in respect of the Notes and the Coupons in place of the Issuer and the Noteholders and the Couponholders shall thereupon cease to have any rights or claims whatsoever against the Issuer. Such notice shall state that copies, or pending execution the agreed text, of all documents in relation to the substitution that are referred to above, or that might otherwise reasonably be regarded as material to Noteholders, shall be available for inspection at the specified office of each of the Paying Agents. References in Condition 8 (*Events of Default*) to obligations under the Notes shall be deemed to include obligations under the Deed Poll.

The terms of the Notes and Coupons and any Notes and Coupons issued after any such substitution will be modified in all consequential respects including, but not limited to, replacement of references in these Terms and Conditions to Luxembourg, where applicable, by references to the country of incorporation, domicile and/or residence for tax purposes of the Substitute, and, where required, a supplemental prospectus will be prepared and filed with the United Kingdom Financial Services Authority (or relevant competent authority or authorities) in respect of such substitution.

16. Currency Indemnity

If any sum due from the Issuer in respect of the Notes or the Coupons or any order or judgment given or made in relation thereto has to be converted from the currency (the "**first currency**") in which the same is payable under these Conditions or such order or judgment into another currency (the "**second currency**") for the purpose of (a) making or filing a claim or proof against the Issuer, (b) obtaining an order or judgment in any court or other tribunal or (c) enforcing any order or judgment given or made in relation to the Notes, the Issuer shall indemnify each Noteholder, on the written demand of such Noteholder addressed to the Issuer and delivered to the Issuer or to the Specified Office of the Fiscal Agent, against any loss suffered as a result of any discrepancy between (i) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (ii) the rate or rates of exchange at which such Noteholder may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof.

This indemnity constitutes a separate and independent obligation of the Issuer and shall give rise to a separate and independent cause of action.

17. Governing Law and Jurisdiction

(a) *Governing law*: The Notes and all matters arising from or connected with the Notes are governed by, and shall be construed in accordance with, English law.

(b) *English courts*: The courts of England have exclusive jurisdiction to settle any dispute (a "**Dispute**") arising from or connected with the Notes.

(c) *Appropriate forum*: The Issuer agrees that the courts of England are the most appropriate and convenient courts to settle any Dispute and, accordingly, that it will not argue to the contrary.

(d) *Rights of the Noteholders to take proceedings outside England*: Condition 17(b) (*English courts*) is for the benefit of the Noteholders only. As a result, nothing in this Condition 17 (*Governing law and jurisdiction*) prevents any Noteholder from taking proceedings relating to a Dispute ("**Proceedings**") in any other courts with jurisdiction. To the extent allowed by law, Noteholders may take concurrent Proceedings in any number of jurisdictions.

(e) *Process agent*: The Issuer agrees that the documents which start any Proceedings and any other documents required to be served in relation to those Proceedings may be served on it by being delivered to Clariant Holdings (UK) Limited (attention: Company Secretary) at Calverley Lane, Horsforth, Leeds LS18 4RP, United Kingdom or, if different, its registered office for the time being or at any address of the Issuer in Great Britain at which process may be served on it in accordance with Part XXIII of the Companies Act 1985. If such person is not or ceases to be effectively appointed to accept service of process on behalf of the Issuer, the Issuer shall, on the written demand of any Noteholder addressed to the Issuer and delivered to the Issuer or to the Specified Office of the Fiscal Agent appoint a further person in England to accept service of process on its behalf and, failing such appointment within 15 days, any Noteholder shall be entitled to appoint such a person by written notice addressed to the Issuer and delivered to the Issuer or to the Specified Office of the Fiscal Agent. Nothing in this paragraph shall affect the right of any Noteholder to serve process in any other manner permitted by law. This Condition applies to Proceedings in England and to Proceedings elsewhere.

There will appear at the foot of the Conditions endorsed on each Note in definitive form the names and Specified Offices of the Paying Agents as set out at the end of this Prospectus.

SUMMARY OF PROVISIONS RELATING TO THE NOTES IN GLOBAL FORM

The Notes will initially be in the form of the Temporary Global Note which will be deposited on or around the Closing Date with a common depositary for Euroclear and Clearstream, Luxembourg. The Temporary Global Note will be exchangeable in whole or in part for interests in the Permanent Global Note not earlier than 40 days after the Closing Date upon certification as to non-U.S. beneficial ownership. No payments will be made under the Temporary Global Note unless exchange for interests in the Permanent Global Note is improperly withheld or refused. In addition, interest payments in respect of the Notes cannot be collected without such certification of non-U.S. beneficial ownership.

The Permanent Global Note will become exchangeable in whole, but not in part, for Notes in definitive form ("**Definitive Notes**") in the denomination of €50,000 and only in respect of amounts equal to or multiples of the minimum denomination of €50,000 at the request of the bearer of the Permanent Global Note if (a) Euroclear or Clearstream, Luxembourg is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention permanently to cease business or (b) any of the circumstances described in Condition 8 (*Events of Default*) occurs.

Whenever the Permanent Global Note is to be exchanged for Definitive Notes, the Issuer shall procure the prompt delivery (free of charge to the bearer) of such Definitive Notes, duly authenticated and with Coupons attached, in an aggregate principal amount equal to the principal amount of the Permanent Global Note to the bearer of the Permanent Global Note against the surrender of the Permanent Global Note at the Specified Office of the Fiscal Agent within 30 days of the bearer requesting such exchange.

If:

(a) Definitive Notes have not been delivered by 5.00 p.m. (London time) on the thirtieth day after the bearer has duly requested exchange of the Permanent Global Note for Definitive Notes; or

(b) the Permanent Global Note (or any part of it) has become due and payable in accordance with the Conditions or the date for final redemption of the Notes has occurred and, in either case, payment in full of the amount of principal falling due with all accrued interest thereon has not been made to the bearer in accordance with the terms of the Permanent Global Note on the due date for payment,

then the Permanent Global Note (including the obligation to deliver Definitive Notes) will become void at 5.00 p.m. (London time) on such thirtieth day (in the case of (a) above) or at 5.00 p.m. (London time) on such due date (in the case of (b) above) and the bearer of the Permanent Global Note will have no further rights thereunder (but without prejudice to the rights which the bearer of the Permanent Global Note or others may have under a deed of covenant dated 6 April 2006 (the "**Deed of Covenant**") executed by the Issuer). Under the Deed of Covenant, persons shown in the records of Euroclear and/or Clearstream, Luxembourg as being entitled to an interest in the Permanent Global Note will acquire directly against the Issuer all those rights to which they would have been entitled if, immediately before the Permanent Global Note became void, they had been the holders of Definitive Notes in an aggregate principal amount equal to the principal amount of Notes they were shown as holding in the records of Euroclear and/or (as the case may be) Clearstream, Luxembourg.

In addition, the Temporary Global Note and the Permanent Global Note will contain provisions which modify the Terms and Conditions of the Notes as they apply to the Temporary Global Note and the Permanent Global Note. The following is a summary of certain of those provisions:

Payments: All payments in respect of the Temporary Global Note and the Permanent Global Note will be made against presentation and (in the case of payment of principal in full with all interest accrued thereon) surrender of the Temporary Global Note or (as the case may be) the Permanent Global Note at the Specified Office of any Paying Agent and will be effective to satisfy and discharge the corresponding liabilities of the Issuer in respect of the Notes. On each occasion on which a payment of principal or interest is made in respect of the Temporary Global Note or (as the case may be) the Permanent Global Note, the Issuer shall procure that the same is noted in a schedule thereto.

Exercise of put option: In order to exercise the option contained in Condition 5(c) (*Redemption at the option of Noteholders (Change of Control)*) the bearer of the Permanent Global Note must, within the period specified in the Conditions for the deposit of the relevant Note and put notice, give written notice of such exercise to the Fiscal Agent specifying the principal amount of Notes in respect of which such option is being exercised. Any such notice will be irrevocable and may not be withdrawn.

Notices: Notwithstanding Condition 14 (*Notices*), while all the Notes are represented by the Permanent Global Note (or by the Permanent Global Note and/or the Temporary Global Note) and the Permanent Global Note is (or the Permanent Global Note and/or the Temporary Global Note are) deposited with a common depositary for Euroclear and Clearstream, Luxembourg, notices to Noteholders may be given by delivery of the relevant notice to Euroclear and Clearstream, Luxembourg and, in any case, such notices shall be deemed to have been given to the Noteholders in accordance with Condition 14 (*Notices*) on the date of delivery to Euroclear and Clearstream, Luxembourg.

USE OF PROCEEDS

The net proceeds of the issue of the Notes, will be used for general corporate purposes of the Clariant group.

DESCRIPTION OF THE ISSUER

CLARIANT FINANCE (LUXEMBOURG) S.A.

Clariant Finance (Luxembourg) S.A. was incorporated for an unlimited duration on 10 March 2006 in Luxembourg as a limited liability company (*société anonyme*) under Luxembourg law. Its Articles of Incorporation were published in the *Mémorial C, Journal Officiel du Grand Duché de Luxembourg, Recueil des Sociétés et Associations* on 20 March 2006 on page 27777. The Issuer was registered with the Register of Commerce and Companies in Luxembourg under number B114770 on 16 March 2006. The registered office is at 8-10, rue Mathias Hardt, L-1717 Luxembourg, Luxembourg and telephone number is +352 40 78 78 297. The share capital of the Issuer is €31,000 divided into 24,800 shares of €1.25 each, each of which are legally and beneficially owned by the Guarantor, other than one share which is legally and beneficially owned by Clariant Beteiligungen AG, a wholly owned subsidiary of the Guarantor. The shares are all fully paid. The Issuer has not declared or paid any dividends since its incorporation.

The Board of Directors consists of:

Directors	Function/Nationality	Address	Other principal activities
Andreas Walde	Director/Swiss	c/o Clariant Ltd Rothausstrasse 61, 4132 Muttenz 1, Switzerland	None
Patrick Jany	Director/German	c/o Clariant Ltd Rothausstrasse 61, 4132 Muttenz 1, Switzerland	None
Christian Billon	Director/French	8 rue d'Orange, L-2267 Luxembourg	Various
Jean-Marc Ueberecken	Director/Luxembourg	14 rue Erasme, L-1468 Luxembourg	Various

There are no potential conflicts of interest between the persons listed above and their private interests or duties. Mr Jean-Marc Ueberecken is a partner of Arendt & Medernach, a Luxembourg law firm which acts as Luxembourg counsel to the Issuer. Mr Christian Billon is a Luxembourg independent auditor and a member of the Luxembourg "*Institut de Réviseurs d'Entreprises*". None of the members of the Board of Directors, officers and staff of the Issuer have any beneficial interest in the debentures or shares of the Issuer, nor are there any schemes for involving them in the capital thereof.

The Issuer is not rated by any internationally recognised rating agency.

The Issuer is registered in Luxembourg and its ultimate parent company, Clariant Ltd, is registered in Switzerland. The Issuer's principal purpose, as set out in its constitutive documents, is to procure financial means from external markets and to make these available to Group subsidiaries for operating purposes and to act as a holding company for some of the Group subsidiaries. The Issuer has not, prior to the issue of the Notes, commenced operations.

The auditors of the Issuer are PricewaterhouseCoopers S.àr.l. (member of the Luxembourg "*Institut des Réviseurs d'Entreprises*"), 400, route d'Esch L-1014 Luxembourg. On an annual basis the Issuer will prepare and publish audited financial statements, which will be filed in accordance with Luxembourg law. The Issuer only intends to prepare audited annual financial statements. As at the date hereof the Issuer has not yet prepared any annual financial statements. The Issuer has prepared financial statements for the period from 10 March 2006 to 13 March 2006 which are included in this Prospectus. It is anticipated that the Issuer will have an accounting reference date of 30 April with the first fiscal year ending 30 April 2006. The audited annual financial statements will be available free of charge at the offices of the Issuer.

DESCRIPTION OF THE GUARANTOR

CLARIANT LTD

OVERVIEW AND STRATEGY

The Group

Clariant Ltd (also known as Clariant AG and Clariant SA) is incorporated under the laws of Switzerland as an *Aktiengesellschaft* or company limited by shares. Its registered office is at Rothausstrasse 61, CH-4132 Muttenz 1, Switzerland and its telephone number is +41 61 469 67 48. The Company was incorporated in Zug, Switzerland on 24 May 1995 but moved its registered seat to Muttenz, Switzerland, where it is now domiciled, on 26 June 1995. The Company is registered under no. CH-280.3.900.172-6 in the commercial register of Basel-Landschaft and its shares are listed on the SWX Swiss Exchange and traded on virt-x Exchange Limited. As at 31 December 2005, the nominal share capital of the Company was CHF 1,093,260,000, consisting of 230,160,000 outstanding shares with a nominal value of CHF 4.75 each. The shares are fully paid-in and non-assessable.

The Company has currently no authorised but unissued capital. The share capital of the Company may be increased by a maximum amount of CHF 38,000,000 (conditional capital) by the issuing of a maximum number of 8,000,000 registered shares with a nominal value of CHF 4.75 each, if holders of warrants which were issued in connection with loans granted to the Company or any of its subsidiaries exercise their conversion rights. Clariant Ltd has not issued any non-voting equity security (*Genussschein*). In its last financial years, the Company has declared the following dividends:

Five-year distributions	2005	2004	2003[1]	2002[1]	2001[1]
Number of shares eligible dividend..................................	230,160,000	230,160,000	172,734,437	172,734,437	172,734,437
Distribution per share CHF	0.25	0.25	0.18	–	0.27
Distribution total...................... CHF (million)	57.5	57.5	30.7	–	46

The Company is the holding company of the Group. The principal direct and indirect subsidiaries of the Company are shown on pages F-45 to F-46 of this Prospectus. As the holding company of the Group, the Company is dependent on the performance of its operating subsidiaries and the payment of the dividends by them. Based on 2005 sales of the Group, the Company is among the largest specialty chemicals companies in the world. The Group's principal business is the production, development and supply of specialty chemicals and provision of related services. The following information regarding the Company is excerpted from the Commercial Register of the Canton of Basel-Landschaft, Switzerland:

- On 26 June 1995: contribution of 100 registered shares with a nominal value of CHF 1,000 each of Sandoz Chemikalien AG, Muttenz, Switzerland, as well as 150,000 registered shares with a nominal value of CHF 1,000 each of Sandoz Produkte (Schweiz) AG, Muttenz, Switzerland, in accordance with a contribution agreement dated 24 May 1995 for the price of CHF 277,602,000; in exchange for the contributed shares 1,501,000 fully paid-in, registered shares of the Company with a nominal value of CHF 100 each were issued.

- On 26 June 1995: in accordance with the contribution agreement dated 26 May 1995, the Company assumed from Sandoz Capital BVI Ltd, Tortola, British Virgin Islands, several equity participations (as more fully described in the Articles of Association of the Company) for a total consideration of CHF 518,000,000; in exchange for the contributed participations 2,499,000 fully paid in registered shares of the Company with a nominal value of CHF 100 each were issued.

1 Owing to the capital increase conducted in April 2004, distributions for the period prior to April 2004 have been adjusted by a factor of 0.8883.I

- On 2 July 1997: in accordance with the contribution agreement dated 30 June 1997, the Company assumed from Hoechst Aktiengesellschaft, Frankfurt am Main, Germany, its quotas of deutsche marks ("DEM") 50,000 and DEM 9,950,000, as well as the right to the resolved but-not-yet-issued quotas of DEM 500, in Virteon Spezialchemikalien GmbH, Frankfurt am Main, Germany, along with all related dividend rights and ancillary rights in exchange for the above quotas and rights, 3,272,000 fully paid-in, registered shares of the Company with a nominal value of CHF 100 each were issued and the Company paid DEM 1,756,000,000. The amount exceeding the nominal value of the issued shares remains with Clariant Ltd as surplus (agio).

- On 2 July 1997: the Company planned the acquisition from Hoechst Aktiengesellschaft, Frankfurt am Main, Germany, of further participations or assets and liabilities regarding the specialty chemicals business for the maximum price of CHF 3,200,000,000.

According to its Articles of Association, the Company's purposes is to participate in other companies which are operating, in particular, in chemical and related fields and may produce and sell products in these fields and provide related services. The Company is entitled to acquire, charge, exploit and sell real estate and intellectual property rights in Switzerland and abroad.

The Company's financial year is the calendar year. According to its Articles of Association, the Company's means for official publications (including notices to shareholders) is the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt).

In 2005, the European sales accounted for 50 per cent. of total sales, the American sales 28 per cent. of total sales and Asia, Africa and Australia collectively contributed 22 per cent. of total sales. In 2005, the Group had sales of CHF 8,181 million from continuing operations and as of 31 December 2005, it employed approximately 23,000 people at more than 100 sites worldwide.

The Group has five divisions: Textile, Leather and Paper Chemicals, Pigments and Additives, Masterbatches, Functional Chemicals and Life Science Chemicals, as described below.

- The Textile, Leather and Paper Chemicals division (for the financial year 2005: 27 per cent. of sales of continuing operations) is one of the leading providers of specialty chemicals and dyes for the textile, leather and paper industries.

- The Pigments and Additives division (for the financial year 2005: 23 per cent. of sales of continuing operations) develops and produces pigments for the paints and lacquers, plastics, printing, automotive and electronics industries, as well as for certain specialised industries.

- The Masterbatches division (for the financial year 2005: 14 per cent. of sales of continuing operations) supplies colour and additive concentrates, and special mixtures of these components, to plastics processors and the textile industry.

- The Functional Chemicals division (for the financial year 2005: 25 per cent. of sales of continuing operations) produces surfactants, polymers and biocides for the detergents, personal care, aviation, automotive, crop protection and paints and coatings industries, as well as products and services for the oil and gas production, metal working, chemical and mining industries.

- The Life Science Chemicals division (for the financial year 2005: 11 per cent. of sales from continuing operations) principally produces fine chemicals for use in pharmaceutical and agrochemical applications, as well as glyoxalic acid and silane derivatives for a wide range of applications in several industries.

The table below sets out the business structure of the Group as at 1 January 2006.

Textile, Leather and Paper Chemicals	Pigments and Additives	Masterbatches	Functional Chemicals	Life Science Chemicals
Textile	Coatings	Europe North	Detergents	Pharmaceutical Fine Chemicals
Leather	Plastics	Europe West	Performance Chemicals	Specialty Fine Chemicals
Paper	Printing Specialties	Europe South Asia Pacific North America Latin America Special Markets	Process Chemicals	

History

Prior to the Group's spin-off in June 1995, the businesses of the Group operated as the Chemicals division of Sandoz, a major multinational group which merged in 1996 with Ciba-Geigy to form Novartis. Sandoz began manufacturing synthetic textile dyestuffs in Basel, Switzerland in 1886 and enlarged its product range by the addition of paper dyes and chemicals in 1919, textile chemicals in 1926 and leather dyes in 1931. In the 1970s, Sandoz expanded into pigments and additives and, in 1979, it began producing masterbatches. The Chemicals division took its first steps towards global expansion in 1911, when an affiliate was formed in England and, in 1919, when Sandoz founded an affiliate in the United States. Over the following years, Sandoz continued to expand the worldwide reach of its chemical operations, constructing multiple plants on five continents. In the summer of 1995, the Group was spun off from Sandoz and shares of the Company were offered to the public and listed on the SWX Swiss Exchange.

In 1997, the Group acquired most of the specialty chemicals businesses of Hoechst Aktiengesellschaft ("**Hoechst**"). The acquisition was financed, in part, through a capital increase which resulted in Hoechst holding 45 per cent. of the share capital of the Company. In November 2003 Hoechst sold its remaining shareholding.

The Group actively manages its portfolio of businesses through strategic acquisitions and divestitures and considers and evaluates opportunities as they arise. In the autumn of 1998, the Group sold its Superabsorber business to BASF. Shortly thereafter, the Group considered a merger with Ciba Specialty Chemicals, but both groups decided not to pursue the planned merger. As of 1 January 1999, the Group acquired the worldwide Hydrocerol® business of Boehringer Ingelheim. The Group also has pursued opportunities in Asia, setting up two joint ventures in Korea, and acquiring the remaining 50 per cent. of a joint venture in Japan. In 2000, the Group acquired the British fine chemicals group BTP plc to expand business in the life science area. In 2001, the Group streamlined its portfolio and scaled back its activities in areas more sensitive to materials and oil prices. Major divestitures included the sale of the PVA/PVB business to the Japanese firm Kuraray, the disposal of the Cassella-Offenbach plant in Germany to Allessa-Chemie and the sale of the 50 per cent. stake in the British joint venture Harlow Chemicals to Yule Catto.

In 2002 and 2003, the Group took significant restructuring steps and disposed of several business activities. In November 2002, the Group sold its stake in the company Resiquímica and, in December of the same year, large parts of the Emulsions and Emulsion Powders business units and the operations of the Hydrosulfite production business in the United States and Canada.

The Group was assigned investment grade ratings by the international credit rating agencies Standard & Poor's and Moody's Investors Service in November 2005. The Group was assigned issuer ratings 'BBB' from Standard & Poor's and 'Baa2' from Moody's, with both ratings carrying a stable outlook.

In December 2005, the Company and Group subsidiaries prepaid a total of CHF 964 million of syndicated term debt, which would ordinarily have matured between 2006 and 2009, incurring total one-time costs of CHF 30 million. The Company used approximately CHF 750,000,000 of excess cash to repay such debt and the balance was sourced by drawing down on more flexible revolving credit facilities. This simplified the Company's debt liabilities, increased its issuing flexibility and also enabled the company to take advantage of lower interest rates and longer maturities commensurate with its investment grade rating.

Strategy of the Group

Close customer contact and a high level of innovation are the two prerequisites for a flexible response to customers' individual requirements and specific processes. These form the basis of the tailored services and applications with which the Group helps its customers to meet their operating and financial targets. The Company stands for service quality, application know-how and innovation. Customer requirements are usually centred around two challenges: making manufacturing processes faster and more cost-efficient; and adding new or improved features to end products. The Group is closely involved in developing these product features and constantly seeks potential for improvement so as to be a knowledgeable advisor for its customers. Accordingly, the Group's business strategy is based on the areas in which the Group is particularly strong: colours, surface effects, synthesis, innovation and application development. The aim is to provide excellent services that offer clear added value for customers from a wide variety of industries and contribute to their market success. At the same time, this enables the Group to gain an advantage over competition from Asia. In this way, the Group aims to achieve a leading market position and further growth.

Transformation Programme

On 5 August 2003, the Group announced a wide-reaching corporate transformation programme (the Transformation Programme) aimed at significantly reducing debt, improving profitability, and consolidating the Group's position as a leading specialty chemicals company. The Transformation Programme consists of three pillars:

- the Clariant Performance Improvements Programme ("**CPIP**"),
- a series of key asset sales (the "**Asset Sales**"); and
- the Offering.

The Transformation Programme resulted from an extensive internal review of the Group. The Company believes that focusing on core businesses may provide growth, increase profitability, lower asset intensity and improve cash generation.

The CPIP seeks to improve operating margins by increasing annual EBIT by at least CHF 400 million and to reduce net working capital by CHF 600 million, all by the end of 2007. The reduction in net working capital was achieved by the end of 2005 and is expected to be sustainable by the end of 2007. It also includes short-term actions to increase cash flow with minimal restructuring charges. Further medium-term structural measures will focus on reducing manufacturing and administrative costs. The total cost of the CPIP is expected to be between CHF 500 million and CHF 600 million. Of this amount, the Group spent approximately CHF 200 million in 2004, CHF 300 million in 2005 and expects to spend the remaining amount in 2006.

As part of the CPIP, the Group successfully implemented projects to improve efficiency in the areas of purchasing, logistics and production in selected parts of the Group in the second half of 2003 and is now extending these projects throughout the Group. In addition, measures to improve the efficiency of the organisational structure and business processes are expected to lead to the reduction of 4,000 jobs worldwide by the end of 2006, excluding the sale of businesses, all of which have been identified and approximately 2,200 realised. The main areas that will be affected by this reduction are general administration, infrastructure, production and the supply chain, while the areas of sales and client service

will not be affected. In addition, various management functions, previously carried out elsewhere, have also been centralised in the Group's headquarters in Muttenz.

As part of the Asset Sales, the Group sold the Cellulose Ethers business unit of the Functional Chemicals division at the end of 2003. In the United Kingdom, it sold AP Chemicals, which was part of the Life, Science and Electronic Chemicals division. The Electronic Materials unit and Clariant (Acetyl Building Blocks) GmbH & Co. KG, both of which were part of the Life Science Chemicals division (at the time of the disposal this division was called "Life Science and Electronic Chemicals"), were also sold in the second half of 2004 and in mid-2005, respectively, in order to further reduce the Group's debt and strengthen its balance sheet.

In December 2003, the Group sold the operations of its Cellulose Ethers business unit, which were part of the Functional Chemicals division, to the Shin-Etsu Group. This transaction comprised production facilities in Germany and net current assets and distribution networks in several other European countries, the United States and Asia.

The Company successfully completed in April 2004, an ordinary capital increase of nominal CHF 383,600,000, through the issuance of 76,720,000 fully paid registered shares at a subscription price of CHF 12 each (the "**Offering**"). 99.9992 per cent. of the shares were taken up through the exercise of subscription rights and the joint global coordinators placed the remaining shares in the market. Through this transaction, the Company generated gross proceeds of CHF 920,640,000.

In October 2004, the Company completed the sale of its AZ Electronic Materials business unit to The Carlyle Group, the sale of its worldwide business of Lancaster Synthesis Limited to Johnson Matthey Plc as well as the sale of its 25 per cent. minority stake in SF-Chem to Capvis. The Company also sold its Japanese emulsions manufacturer Clariant Polymers K.K. to The Nippon Synthetic Chemical Industry Co. Ltd in November 2004, for a total transaction value of 2.4 billion Yen (CHF 26 million). These transactions furthered the Company's strategy to sell businesses that are outside its core activities.

In July 2005, the Company sold its subsidiary Clariant (Acetyl Building Blocks) GmbH & Co. KG (CABB) to the Gilde Buy-Out Fund for CHF 68 million. CABB was a part of the Company's Life Science Chemicals division, focused on products based on chlorine and acetyl chemistry.

As part of the financing of the Transformation Programme (including for the repayment of debt and raising of funding for the Group's growth and development of the Group's businesses in line with its strategy), the Company successfully raised CHF 921 million by way of the Offering in the first half of 2004. This enabled the Group to reduce net debt from CHF 2,905 million at the end of December 2003 to CHF 1,508 million at the end of December 2005. The effective tax rate has also been reduced to below 30 per cent. by the end of 2005.

In addition to the Transformation Programme, the Group is continuing its efforts to optimise utilisation of its production capacity throughout all of its divisions; the costs related to these optimisation efforts are not included in the expected costs of the Transformation Programme.

THE DIVISIONS AND THEIR BUSINESS UNITS

Textile, Leather and Paper Chemicals

General Description

The Textile, Leather and Paper Chemicals division ("**TLP**") is one of the world's leading suppliers of specialty chemicals and dyes for the textile, leather and paper industries. The division operates through the following business units:

- Textile (for the financial year 2005: 59 per cent. of divisional sales) develops, produces and delivers reactive, disperse acid and sulphur dyes to textile producers, and specialty chemicals for pre-treating, dyeing and printing textiles, as well as optical brighteners and chemicals for functional treatment.

- Leather (for the financial year 2005: 21 per cent. of divisional sales) produces chemicals for the leather industry and supplies chemicals for finishing and dyeing as well as a complete range of wet end chemicals.

- Paper (for the financial year 2005: 20 per cent. of divisional sales) supplies paper dyes, optical brighteners and process and pulping chemicals to paper producers.

The division has a global structure and a broad product range. Its main customers are suppliers to the clothing, home textiles, carpet, technical textiles, garment leather, automotive leather, construction, paper and packaging industries. The division's main products are UV absorbers, fluorochemicals, paper dyes (Cartasol®), disperse dyes (Foron®) and reactive dyes (Drimarene®).

In 2005, the division developed a broad range of new products including new environmentally friendly polymer dispersions and hydrophilic finishing agents. The Leather business developed a number of new finishing products such as Aqualen Top for the automotive sector and the new Melio aqua base types to hide surface defects and to upgrade the quality of the final leather.

In 2005, the division had lower sales in local currencies by 2 per cent. compared with 2004 sales. This translated into unchanged sales in Swiss franc terms. EBITDA before restructuring and disposals in 2005 was CHF 244 million, equating to a margin of 11.1 per cent. compared to 10.6 per cent. in 2004. In 2005, approximately 35 per cent. of the division's products were sold in Europe, 35 per cent. in Asia, Africa and Australia and 30 per cent. in North and South America.

The Group has production plants in all relevant markets globally.

- Textile

Products/Services

The Company's strategy for this business is to focus on service, integral solutions and special applications for textiles, rather than volume and commodities. The Group supplies dyestuff for use in all natural and synthetic fibres, with a concentration on high value-added products, along with chemical products that are used at all stages of the manufacturing process equating to over 5,000 different products covering a full range of applications. In many cases, products are tailor-made to suit the needs of customers and their processing equipment. Different fibres and end-applications require different dyestuffs. Dyes for cellulosics (cotton and cellulosic regenerates), which make up more than half of the market, fall into three main categories: reactive, direct and sulphur dyes. The other major markets for dyestuffs are polyester, where disperse dyes are used for colouring, and wool, nylon (polyamide) and silk, where acid dyes are used. The Group's product range encompasses products for fibre finishing and sizing, pre-treatment chemicals such as bleaching and scouring agents, optical brighteners, dyeing and printing auxiliaries and finishing chemicals. Pre-treatment sizing and fibre finishing chemicals are used for the production and preparation of natural fibres and synthetics. Optical brightening agents are used to enhance the appearance of white textiles. Auxiliaries are used during the dyeing or printing process (for example, to increase the fastness of the dyes being used). Finishing products allow stain resistance and water repellency and enable textiles to withstand extreme conditions and also enhance the wearing comfort of fabrics. Emulsion products are mainly used for coatings and adhesives. The business is focused on the development of new products and the improvement of existing product lines, particularly with regard to eco-friendly and customised solutions. Among the most successful recent innovations are the high lightfastness dyes for the automotive industry and a range of dyes with improved ecological standards (less waste-water and quicker process times).

Structure of the Market

Few textile mills are globally organised, and as such, the market is fragmented. The last several decades has seen a steady and large-scale migration of textile industry capacity to Asia, mainly to China. This has been driven by lower labour costs, which have enabled Asian producers to produce lower-priced dyes, resulting in increased price competition in this market. Apart from a few large suppliers, the market is fragmented and barriers to entry are moderate apart from those segments that benefit from technology and patents. The

market is also changing as the decision-making power moves from the mills to retailers and brand owners. The Group is addressing this tendency with its recently expanded marketing and key account organisation. The Company believes that the Group's Textile business is among the top three suppliers of such products world-wide.

The main competitors of the business are global companies such as the Dystar, Ciba SC\Huntsman, Bayer, Cognis, BASF and CHT groups and a large number of local producers. The business unit's most important suppliers are Chinese and Indian producers of intermediates, and international chemical companies such as the Celanese, Dow and BASF groups, and a large number of local suppliers.

- Leather

Products/Services

The Group's Leather business manufactures and supplies a full range of wet end dyes, wet end chemicals and finishing chemicals, which are used in the tanning and finishing process. This industry line is focused on the development of new products for the high-end market, such as car upholstery, and the permanent improvement of existing product lines with a focus on eco-friendly and customised solutions. The Group has been successful at introducing innovative leather finishing products for the upgrading of leathers, new retanning agents, substituting expensive and toxic raw materials with polymers and improved dyes, resulting in less water wastage.

The Leather business unit's key customers are in the fields of car upholstery, shoe and furniture leathers.

Structure of the Market

The Leather business competes in a market characterised by medium barriers to entry. Customer relationships are a key success factor for this sector, along with an experienced track record, and research and development. Growth is dependent primarily on the supply of hides and skins, and is also influenced by fashion. A shortage of hides and skins in recent years has led to an increase in demand for high quality dyes and chemicals, which improves the quality of available leather and reduces wastage. In recent years, the leather chemicals market has been characterised by a shift in production from Europe and North America to Asia, including, in particular, China. Over the medium term, the Company believes this trend will continue. Based on 2004 sales, the Company believes that the Leather business is the market leader for such products.

The main competitors of the business are the BASF, LanXess, Stahl and TFL groups. The Leather business unit's main suppliers are Degussa and Bayer, but there are also many local and regional suppliers.

- Paper

Products/Services

The portfolio of the Group's Paper business encompasses paper dyes, optical brightening agents and process chemicals like retention and drainage aids, de-inking chemicals (for recycling paper) and surface treatment chemicals for specialty papers. The business recently introduced dyes with improved ecological and toxicological profiles (particularly with regard to chemical oxygen demand), extended its range of products for the packaging industry by combining innovative shapes with good technical properties and developed an optical brightener agent with high lightfastness. In chemicals, work is continuing on new eco-friendly dye fixatives, flour free polymers for food contact coatings and innovative products for ink-jet applications.

Structure of the Market

The paper chemicals market is characterised by a high degree of fragmentation. Barriers to enter the market are moderate, with customer access and relationships (e.g. technical support, reliability and innovation) a key success factor. In particular, as a result of operating capital-intensive plants, manufacturers are dependent on the performance of the chemicals and dyes. Demand for paper dyes and chemicals is highly dependent on GDP growth, particularly in industrialised countries, and is mainly volume driven. The main

raw material suppliers are based in China and, to a lesser extent, India. In recent years, the dye paper market has been characterised by the consolidation of customers. In the medium term, it is expected that the importance of key account management will continue to increase.

Based on 2005 sales, the Company believes that the Paper business is among the top seven suppliers of such products world-wide. In addition, the Company believes that in important areas such as dyes and optical brightener agents, the Paper business is among the top three suppliers.

The main competitors of this business are the Hercules, Nalco, Ciba SC and BASF groups.

Strategy

The Company's strategy for the TLP division is to increase sales by continuing to expand into Asia (mainly China), Eastern Europe/Turkey and South America and align its operations with customers. The Textile business aims to continue to expand its presence in the Asian market and focus on Europe, the United States and Japan for technical textiles. For the dyes line of the Textile business, the strategy is to differentiate the Group's products against those produced by commodity suppliers through a high level of customer service and by responding to the needs of customers for products that enhance the manufacturing process and respond to increasing environmental concerns. The chemicals line of the Textile business is characterised by short product life-cycles due primarily to changes in product requirements which are driven by changing fashion trends and technical improvements, which results in a high degree of product turnover. Strong innovation capabilities are therefore a success factor over the long-term. These characteristics enhance the service aspect of the textiles business. The Paper business benefits from its world-wide presence and is able to compete in a global market characterised by increasing consolidation of paper suppliers. The Leather business requires a high degree of service orientation and close co-operation with customers. A key factor in this market is the technical expertise of the leather, dyeing and finishing specialists. This expertise is provided through application centres in the major leather markets and suppliers to the industry from regional plants.

Research and Development

New product development remains important for the TLP division, with products developed over the past five years accounting for 23 per cent. of total divisional sales. The Company aims to at least maintain its high innovation rate through the development of technologically superior new products or products that improve the manufacturing processes of important products.

Research and development expenditures were 2 per cent. of the division's sales in 2005. These efforts are organised at the division level and centralised in research facilities across Europe (including Switzerland, France, Spain, Germany and the United Kingdom). The division is focused on the development of new products and the improvement of existing product lines, in particular with regard to eco-friendly and customised products. The research and development centres work closely with the sales forces and customers.

Among other projects, the division is currently working on high-performance dyes with improved light fastness, textile emulsion-based finishing agents with anti-soil and hydrophobic properties and polymers for paper with hydrophobic properties.

Market Development

The main customer segments of the TLP division are suppliers to the clothing and apparel, home textiles, carpet, technical textiles, construction, automotive, furniture, and paper and packaging industries.

Both the Textile and Leather business units have very low levels of customer concentration. The Paper business unit's customers operate in less fragmented markets, with the Company's customers typically being leading global paper and packaging companies.

The Company expects the global market to expand in the range of GDP growth over the next year. Traditional suppliers are faced with price pressure, overcapacity and increased competition by local and

regional suppliers and, accordingly, are focusing on maintaining their market positions through the development of new products, especially in high value-added areas, such as customised products and services.

The division is adapting to the substantial shift in textile production from industrialised countries to lower-cost countries, mainly in Asia. TLP is, accordingly, expanding its presence in the Asian region, particularly in China. Other expected growth areas in the medium term are Latin America, the Middle East and Eastern Europe. The Paper business is also expected to maintain its strong position in the industrialised countries. The Leather business unit's finishing products and the technical textile products are also expected to benefit from growth in these countries.

Sales and Marketing

The Group sells its TLP products in more than 100 countries through a combination of its own sales force, service offices, agents and distributors. The division has its own sales force and offers technical services in more than 50 countries. Business developments are primarily driven by innovation and customised services.

Operations

The division's activities are based in Reinach, Switzerland and are managed globally according to business i.e. Textile, Paper and Leather. Production & Technology is coordinated on a divisional level.

The main role of the supply function is to reduce the cost of goods sold through improved manufacturing processes and outsourcing the supply of intermediates and semi-finished products. TLP's largest suppliers are BASF, Celanese and Dow.

The Company's TLP division currently utilises 47 production sites globally in all relevant markets. The Group aims to continue to shift productive capacity to low-cost sites, especially in the textile and leather industries, and to further optimise the set-up in Europe. The main sites of TLP outside Europe are in the United States, Brazil, India, Pakistan, Indonesia and China.

The main factories for the dyes line of the Textiles business are located in Muttenz, Switzerland, Tianjin, China and Prat, Spain; and for Paper in Muttenz, Switzerland, Horsforth, England, Gendorf, Germany and Martin, United States. For the Leather business, finishing specialties are produced in Leinfelden, Germany, dyes in Prat, Spain and wet end chemicals at different sites in the United Kingdom and Asia. Further significant sites are in Brazil, India, Pakistan and Indonesia. Important research facilities are located in Switzerland, France, Spain, Germany and the United Kingdom, and development centres in India, Pakistan, Indonesia and China.

Pigments and Additives

General Description

The Pigments and Additives division ("**P&A**") develops and produces pigments and additives for the paints and lacquers, plastics, printing, automotive and electronics industries, as well as certain specialised industries. The business also sells high-quality waxes and additives to improve the heat-, light- and weather-resistance of plastics and paints, as well as halogen-free flame retardants for protective coatings, resins, thermoplastics and polyester fibres. Based on 2005 sales, the Company believes that the division is among the top five producers of pigments in the world. The division has operated through a new operating model (the "**New Operating Model**") since 1 January 2005 with continuous focus on the following four main business segments:

- Coatings (for the financial year 2005: 30 per cent. of divisional sales) provides and delivers high-performance pigments, flame retardants, preparations and application services to the whole coating industry. Based on 2005 sales, the Company believes that the Coatings business is the top supplier worldwide of such products.

- Plastics (for the financial year 2005: 24 per cent. of divisional sales) develops and produces organic, classical and high-performance pigments, heat, light, and process stabilizers, antistatics, flame retardants, high-performance waxes and pigment preparations. Based on 2005 sales, the Plastics business is believed by the Company to be among the top three suppliers worldwide of such products.
- Printing (for the financial year 2005: 24 per cent. of divisional sales) provides traditional pigments and high-performance pigments as well as pigment preparations and special dyes to several sectors of the printing and electronics industries. Based on 2005 sales, the Company believes that the Printing business is among the top three suppliers worldwide of such products.
- Specialities (for the financial year 2005: 22 per cent. of divisional sales) principally provides special dyes, pigments, pigment preparations and additives to the consumer industries, performance polymers to hot-melt producers and waxes for industrial agricultural applications. Based on 2005 sales, the Company believes that the Specialities business unit is among the top three suppliers worldwide of such products.

The main customers of P&A are the paints, lacquers, coatings, plastics, printing, non-impact printing and automotive industries. Its main products include Hostaperm® pigments, PV Fast, Graphtol®, Novoperm® pigments, Reflex Blue grades, Exolith® and Ceridust®.

In 2005, the division increased its sales in local currency terms by 2 per cent. compared to 2004 sales; this represents a 3 per cent. increase in sales in Swiss franc terms. EBITDA before restructuring and disposals in 2005 was CHF 245 million, equating to a margin of 13.0 per cent. compared to 15.2 per cent. in 2004. Currently, approximately 70 per cent. of the division's products are sold in Europe and the North America Free Trade Agreement ("**NAFTA**") region, with an increasing amount sold in Asia in recent years. The main competitors of P&A are Ciba SC, BASF, Sun, Honeywell and Chemtura.

- Coatings

Products/Services

The Coatings business supplies high-performance pigments, flame retardants, preparations and application services to the coating industry. Special preparations for in-house pigment tinting systems and "stir-in" pigments are also provided.

The Coatings business unit's key customers are large manufacturers of paint and coatings.

Structure of the Market

In recent years, the coatings market has been characterised by a trend toward consolidation and specialisation by the key participants in the industry. The market is somewhat fragmented and entry barriers vary from low, for low-end products, to high, for sophisticated products and application services.

Based on 2005 sales, the Company believes the Coatings business is the top supplier worldwide for the products it supplies to the coating industry, with an estimated market share in excess of 20 per cent. The main competitors of the Coatings business are Ciba SC, BASF (in Europe), Sun (in NAFTA region), DIC and Toyo (in Japan).

- Plastics

Products/Services

The Plastics business sells organic, classical and high-performance pigments, heat, light and process stabilisers, anti-statics, flame retardants, high-performance waxes, special dyes and pigment preparations to the plastics industry. These products are used by masterbatch producers, compounders, plastic processors, resin manufacturers and synthetic fibre producers to produce colour and other optical effects, long-term stability and other features important for the use or processing of plastic materials to their products. Recently introduced products are Driz Pearls® (non-dusting, easy-to-handle pigments), Licocene® waxes

(based on proprietary technology offering a completely new spectrum of wax properties) and Exolit® flame retardants based on a chemical and physical new-halogen free flame retardant.

The Plastics business unit's main customers are producers of plastic processing, resin manufacture and synthetic fibres.

Structure of the Market

The plastics market is highly fragmented, although the high-end portion of the market is characterised by high barriers to entry due to the significant capital investments required to manufacture high-end products.

Based on 2005 sales, the Company believes the Plastics business is among the top three suppliers in the plastic industry worldwide of high-end products, with an estimated market share of approximately 10 per cent. The main competitors of Plastics are the Ciba SC and BASF groups (in Europe), the Sun, Chemtura and Honeywell groups (in the NAFTA region), and the DIC and Toyo groups (in Japan).

- Printing

Products/Services

The Printing business delivers traditional pigments for publication and packaging inks, high-performance pigments as well as pigment preparations and special dyes for non-impact printing and electronics (e.g., colour filters), micronised waxes and application services for the high-end printing ink field. The Group is one of the leading providers of pigments and waxes for the printing ink industry, where it is able to meet the market's demands, such as for high-performance pigments used in printing banknotes. Recently introduced products are a new generation of microfine pigment preparations for ink-jet inks, ultra pure pigments for colour filters, a new generation of pigments and waxes for water-based inks and improved pigments for packaging and security inks.

The Printing business' key customers are mainly European, North American and Japanese ink, toner and ink-jet producers with local affiliates and production sites all over the world.

Structure of the Market

In recent years, the printing business has been characterised by stagnant growth in the publication inks market, growth of approximately 2 per cent. in the packaging and special inks market and strong growth rates in non-impact printing. The market is somewhat fragmented. Entry barriers vary from low (for printing inks) to medium (for packaging ink products) to high (for non-impact printing products).

Based on 2005 sales, the Company believes the Printing business to be among the top three suppliers worldwide of the products it supplies to the printing industry, with an estimated market share of 18 per cent. The main competitors of Printing are the Ciba SC and BASF groups (in Europe), the Sun and Chemtura groups (in the NAFTA region), and the DIC and Toyo groups (in Japan). Printing uses raw materials for pigment production from third parties (mainly Asian suppliers), as well as from own intermediates production.

- Specialties

Products/Services

The Specialties business produces and delivers special dyes, pigments and additives for consumer industry and aluminium finishing, waxes to a variety of industries, among them the agricultural industry, packaging, high-performance polymers for adhesives, colour solutions for various industries (e.g., stationery and fibres) and flame retardants. Recently introduced products are the Licocene® range of performance polymers for the adhesives industry and a variety of specific applications, the Optofast® line of dyes and functional chemicals for HD - DVDs and the Agrocer® line of special adjuvants to improve the effectiveness of pesticides.

Specialties' customers are companies in the consumer, agricultural and adhesives industries.

Structure of the Market

In recent years, the market in which the Specialties business operates has been characterised by an increasing focus on product performance. This market is highly fragmented. Entry barriers vary from low (for specialised phosphorous products) to high (for tailor-made products for cosmetics, agricultural applications and adhesives).

Based on 2005 sales, the Company believes that the Specialties business is among the top three suppliers worldwide of its products, with market shares varying widely depending on the specific products and market segments. The main competitors of the Specialties business are the Ciba SC and BASF groups (in Europe), the Sun, Chemtura and Honeywell groups (in the NAFTA region), and the DIC and Toyo groups (in Japan).

Strategy and New Operating Model

The division focuses on four main business segments: coatings, plastics, printing and specialties. These business segments are further divided into market segments (e.g. agricultural applications, cosmetics, polishes, formulators, alu-finishes, non-impact printing, optical media, masterbatches, compounders and automotive coatings). The division believes it can achieve growth by strengthening its portfolio in the area of high-performance pigments, flame retardants and waxes, as well as by focusing on providing commoditised products. As part of the New Operating Model, a global Product Management department has recently been created, which is entirely responsible for the management of the P&A division's product portfolio (including product safety and product development). Product Management achieves a stronger market focus through close cooperation with the Marketing and Sales department, which unites under one roof the globally active Marketing and Key Account Management department. Such close cooperation also enables Marketing and Sales to focus more closely on P&A's four main business segments through regionalisation across national borders. In addition, the New Business Development department, which works on particular projects and across industry sectors, has also become part of Marketing and Sales.

The P&A division plans to continue emphasising customer service through delivery of increasingly specialised services and products, such as in-house tinting systems for key accounts, easily dispersible pigment solutions, wax-coated pigments for the compounder industry, tailor-made colorants and additive blends and customised client services. The division's main strategic focus is on growth, especially in Asia, North America and Special Markets (see "*Description of the Guarantor - Masterbatches - General Description*" below).

As part of its focus on specialised products, the division has been building a new plant for low-molecular high-performance polymers at the Hoechst Industrial Park in Germany. The products are marketed under the name Licocene® and are used in composites, hot-melt adhesives and in the manufacture of polystyrene foam. The new facility is expected to open in mid-2006.

In addition, the division has constructed two plants in Germany to produce a group of high-performance red pigments (Diketopyrrolopyrol (DPP)) and Depal, a halogen-free flame retardant, respectively. Both plants are now in operation.

Research and Process Development

Approximately 20 per cent. of P&A's total sales in 2005 were from newly developed and modified products. The division's principal research, both in-house and through external cooperation, focuses on chromophores (e.g., Blue R5R, Red THI), new handling forms (e.g., Driz Pearls® and "stir-in" pigments), halogen-free flame retardants and polymer additives. This division is also currently working on low-dusting, free flowing and easy dispersible micro-granular pigment grades for multiple uses in plastic colouration processes. In addition, the division's research and development department recently developed high-performance wax products based on unique metallocene polymerisation technology for multiple coating and additive applications.

The division's research facilities are located in Germany, France and India, while its development facilities are located at its main production sites, with significant development facilities in Germany, the United States and South Korea.

The division invests 3.6 per cent. of its total sales in research and development.

Market Development

The Company expects that the demand for increasingly specialised and tailor-made products will increase in the medium term and that the increasing focus on consumer protection will lead to a replacement of potentially hazardous substances. The Company further anticipates that the Group and three other major producers, Ciba SC, Sun and BASF, will drive the innovation process in the sector in the medium term. Products and processes with new features should lead to new handling forms and continue to place an emphasis on performance in the high-end market, while rapid commoditisation in the low-end segments and strong competition from low-cost countries will be likely to lead to continued price erosions and overcapacities in the medium term. The Company expects a modest growth in the overall market in the medium term, with attractive growth opportunities in Asia, North America and Special Markets. For 2006, the division anticipates increased sales, driven mainly by the introduction of a number of new products.

Sales and Marketing

P&A sells its products in more than 100 countries through a combination of its own sales force, agents and distributors. The division also offers technical services in more than 25 countries. Indirect sales channels, in particular, are used to explore small-scale markets.

Operations

P&A's key sales facilities are located in Germany, the United States, Brazil, Hong Kong, France, the United Kingdom, Italy, South Korea, Japan and India. Its main production facilities are located in Germany, China, India, Spain, Brazil, France, Japan, South Korea, Mexico and the United States.

The division's main suppliers are Allessa Chemie, Celanese, BASF, Dow, Shell and Romonta. In addition, there are a variety of Chinese suppliers for specific raw materials.

Masterbatches

General Description

The Company believes that the Group is the leading global supplier of specialty masterbatches. This division's products are custom formulations of polymers, pigments and additives designed for specific customer applications. The Masterbatches division focuses on providing customised solutions to the colour, performance and process needs of its customers. The division's customers represent all segments of the plastics industry: packaging products (caps, closures and bottles), consumer products (automotive, household and electronic products), textiles (fibres and apparel) and industrial products (plastic sheet, film and injection-moulded components). The division is organised into the following seven regional business units:

- Europe North (for the financial year 2005: approximately 20 per cent. of divisional sales)
- Europe West (for the financial year 2005: approximately 10 per cent. of divisional sales)
- Europe South (for the financial year 2005: approximately 20 per cent. of divisional sales)
- Asia Pacific (for the financial year 2005: approximately 15 per cent. of divisional sales);
- North America (for the financial year 2005: approximately 25 per cent. of divisional sales);
- Latin America (for the financial year 2005: approximately 5 per cent. of divisional sales); and

- Special Markets (outside the above regions) (for the financial year 2005: approximately 5 per cent. of divisional sales).

The division has 54 plants in 32 countries. Each of the division's seven regions is further organised into local business units. The division's main customers are the containers and closures, engineered products, fibres and filaments and enhanced polymer products industries.

Main products include Cesa®, Hydocerol®, Remafin®, Renol®, Omnicolor®, and ColorWorks®. The division's major competitors are PolyOne, Ampacet and Schulman.

In 2005, the sales of the Masterbatches division increased 2 per cent. in local currency terms compared to 2004 sales, which represents a 3 per cent. increase in Swiss franc terms. EBITDA before restructuring and disposals in 2005 was CHF 118 million, corresponding to a margin of 10.3 per cent. compared to 11.8 per cent. in 2004. During 2005, all seven business units increased their sales. Sales in all of Europe and North America showed an increasing trend whereas Asia and South America grew but to a lesser extent. The division's operating result was depressed by the high oil price in 2005, which increased raw material costs by around 6 per cent. Some of this increase was offset by price increases for strategic customers.

Products/Services

The division offers a comprehensive range of products and services, including colour and additive masterbatch solutions for the entire range of resins, such as Remafin® masterbatches for olefins (providing superior colour dispersion at very low usage levels), Renol® masterbatches (providing superior processability and colour brilliance for non-olefin-based polymers), Omnicolor® multipurpose colour concentrates (which can be used with a full range of commodity and engineering resins), Cesa® additive masterbatches (which are designed to provide performance-enhancing features or to protect polymers from environmental degradation), Hydrocerol® chemical foaming and nucleating agents (which help optimise product performance and aesthetics in applications ranging from shipping containers, food packaging and toys to multi-layer films and wood-filled profiles).

The division seeks to serve customers' colour needs through the preparation of exact formulations meeting regulatory, performance and price requirements, while also focusing on providing rapid service.

The Masterbatches division's key customers are suppliers to the following markets: consumer goods (textiles, house wares, home appliances, carpets and toys), packaging (bottles, closures and film, with emphasis on the personal care segment), electronics (computers, business machines, connectors, wire and cable), automotive (moulded parts, electronics and fibre), durable goods (furniture, power tools, containers, building products and recreational vehicles), healthcare (packaging) and specialty applications (film and plastic sheets).

Structure of the Market

In recent years, the market in which Masterbatches competes has been characterised by historical growth of 4 per cent. to 5 per cent. In general, the market has comparatively low entry barriers, except for customised technologies. The market is highly fragmented, both on the supplier and customer sides. The Masterbatches division competes with other masterbatches companies and the major plastic resin producers and compounders in their local markets. While there are common elements in each local market, each market differs to an extent in terms of customer needs and competitive conditions. One constant in every market is the intense competition created by small companies focused on innovation and technically capable resin manufacturers focused on volume.

The Company believes the Group is a masterbatches market leader, with an estimated market share of approximately 11 per cent. based on 2005 sales.

The division's most important suppliers are the Group's Pigment and Additives division, Ciba SC, BASF, Huntsman, DuPont, Exxon, Bayer, Millenium, Kronos and Cabot. These suppliers make up approximately 30 per cent. of the Masterbatches division purchases.

Strategy

The Masterbatches division seeks to lead its market with motivated people, innovative products and value-added services. It pursues a growth strategy by focusing on profitable market segments and regions. Key strategic priorities of the division are:

- growth, especially in the fast-expanding markets in Asia Pacific and the Middle East, with more focused growth in more developed markets such as Europe, North America and Latin America and other selected market segments;
- global colour management focusing on colour management harmonisation systems, best-in-class formulation approaches and processes to facilitate manufacturing base migration; and
- differentiation, including through shared developments with strategic suppliers and customers and a focus on colour and performance solutions for customers with an emphasis on speed to market.

The division's acquisition in 2003 of the Canadian firm Quality Color, a supplier of colour and additive concentrates, enabled it to expand its presence in the North American market. In Asia, the division opened a new plant in the emerging Vietnamese market in 2003. As part of the division's strategic growth plans for Asia, a new production site opened in Beijing in March 2004. The Group has moved ahead with its Colorworks® initiative (described below under "Research and Development" in this section) with the opening of two more design centres in North America in 2005 and the plan for an additional one in Europe in 2006.

Research and Development

The Company believes that innovations are crucial in the Masterbatches division. The vast majority of the division's developments are tailored to individual customer needs or to specific requirements of a market segment. Accordingly, the division renews more than 25 per cent. of its product portfolio every year. The division is focusing on improving growth through leveraging its global presence and technical expertise with its Colorworks® project. The aim of this project is to strategically locate colour design centres around the world that enhance the ability of the Group to be the colour provider of choice in its target markets.

As part of the Colorworks® project, the Group opened two design centres in New York and Frankfurt in 2003 and two more design centres in North America in 2004. Each of these service centres aims to provide customers with a unique environment in which new products can be designed. The centres are staffed with specially trained representatives and equipped with design computers and a full range of product prototyping tools to assist customers in identifying colour trends, selecting colour and special effects options, evaluating polymer options, processing parameters and preparing product samples.

Among other projects, the Masterbatches division is also developing highly concentrated additive masterbatches for the plastic processors and textile industry, as well as multifunctional masterbatches for enhanced appearance and properties of plastics.

In 2005, the division invested an amount equal to 1 per cent. of its sales in research and development.

Market Development

The Company believes the division is well-positioned to capitalise on growth opportunities. On a regional basis, the most rapidly growing area is Asia Pacific. The Group is building upon its established presence in the Asian region with additional investments. The division expanded in China in 2004 with a new plant in Beijing and expanded operations in Guangzhou and Shanghai. Its growth has been robust in the Middle East and Latin America and the Company believes that there are opportunities for growth in Eastern Europe. In North America, the division has increased its market share and expanded with selective acquisitions (such as Quality Color in Vancouver Canada in 2003). In Europe, the Company believes the division has also increased its market share, but, in recent years, its primary emphasis is on defending its present position while seeking to continuously adapt to changing market conditions.

Sales and Marketing

The division's contact with customers is primarily through its local sales forces, which are supported by laboratory and technical capabilities. Market coverage is enhanced through designated "centres of excellence" and a global key account management programme. The centres of excellence and a global key account management programme provide technology development and marketing support for sales units that are spread across the world.

Operations

The Masterbatches division has 21 production sites in Europe, 16 sites in the Asia Pacific region, 14 sites in North America, three sites in South America and one site in Africa. Its principal sales resources are located in the countries in which its production facilities are located.

Functional Chemicals

General Description

The products of the Functional Chemicals division are based on non-ionic, anionic and cationic surfactants and on polymers and biocides. The division serves the detergents, personal care, aviation, automotive, metal working chemical, agrochemicals, oil and gas production and mining industries, among others, and is supported by a comprehensive commitment to service. The division operates through the following business units:

- Detergents (2005: 23 per cent. of divisional sales from continuing operations) supplies the detergents industry with anionic, cationic and special non-ionic surfactants as well as bleach activators. Based on 2005 sales this business unit is among the top four suppliers worldwide of such products.
- Performance Chemicals (2005: 35 per cent. of divisional sales from continuing operations) supplies the personal care, agrochemicals, paints and coatings and industrial chemicals industries. Based on 2005 sales this business unit is among the top five suppliers worldwide in its respective market segments.
- Process Chemicals (2005: 42 per cent. of divisional sales from continuing operations) markets products and services for the production and refining of oil and gas, aviation, automotive, metal working chemical and mining industries. Based on 2005 sales this business unit is among the top four suppliers worldwide in its respective market segments.

In 2005, the division's sales increased 4 per cent. in local currency terms compared to 2004 sales, which represents a 5 per cent. increase in sales in Swiss franc terms. The division's EBITDA before restructuring and disposals in 2005 was CHF 259 million, representing a margin of 12.4 per cent. compared to 13.8 per cent. in 2004.

Detergents

The Detergents business unit supplies anionic, cationic and special non-ionic surfactants, as well as bleach activators and other building blocks to the detergent industry. The business unit is currently developing and introducing colour care additives and other new laundry additives.

Detergents' key customers are the big soaper companies and the business unit also serves the industrial and institutional cleaning industry.

Performance Chemicals

Performance Chemicals' portfolio comprises surfactants, polymers and biocides and supplies industries such as personal care, crop protection, paints and coatings and industrial chemicals with products and services. In the crop protection field, the division introduced new environmentally friendly performance boosters for herbicide formulations in 2005.

Performance Chemicals' key customers are major companies in the personal care, agrochemicals, paints and coatings as well as industrial chemicals industries.

Process Chemicals

Process Chemicals markets products and services for the production and refining of oil and natural gas. It also offers products for the aviation, automotive, metal working chemical and mining industries and raw materials to the industrial chemical industry, such as glycols, amines and ethylene oxide. Among the products recently developed by the business unit, are new aircraft de-icers with enhanced environmental properties as well as recycling concepts. Process Chemicals is presently working intensively on the development of new solutions for flow assurance for the oil and gas industry.

Process Chemicals' key customers are companies active in the oil industry, fibre industry, airports and airlines and car manufacturers.

Structure of the Market

The Company believes that the barriers to entry for the markets in which Functional Chemicals competes are medium to high due to the significant capital investments required to establish operations. In particular, there are high barriers to entry in respect of products for the oil industry, as customers expect service from suppliers that have established reputations.

Functional Chemicals' customers comprise large and mid-sized companies operating in the detergents, personal care, aviation, automotive, metal working, agrochemicals, paints and coatings, oil and gas production, chemical and mining industries. The high proportion of global customers requires the industry business unit to be organised on a global basis. The top ten customers of the division make up approximately 30 per cent. of its total sales, while the top ten suppliers to the division account for approximately 50 per cent. of its total raw material supply.

Key competitors for Functional Chemicals are chemical companies, as well as service companies in the oil business, including BASF, Cognis, Degussa, Akzo, Rhodia, Sasol, Baker Petrolite and Nalco.

Some of the main products produced by Functional Chemicals are ethoxylates, polyethylene glycols, Peractive®, Hostapur® SAS, corrosion inhibitors and biocides.

Based on 2005 sales, the Company believes Functional Chemicals has a strong market position in Europe, with an estimated market share of 5 to 10 per cent., and in Latin America, with an estimated market share of 10 to 15 per cent. In these regions, competition comes primarily from traditional chemical companies.

Strategy

The Company's Functional Chemicals strategy is to protect its existing position through patents and with an emphasis on specialised products. The Company's aim to bring faster and better services and technical support to local customers was underpinned by the opening of new laboratory facilities for oil and biocide services in Brazil, Indonesia and India during the last few years as well as through the acquisition of Datachem in May 2005, a service company to the oil industry based on the United States Gulf Coast. The division is focusing on the geographic areas of the NAFTA region and China as growth areas.

Research and Development

In recent years, the Company believes that approximately 25 per cent. of Functional Chemicals' sales have been generated by new products and refinements to existing products. Research is currently focused on the use of polymers in oil and personal care applications, as well as new developments for specialty polyethylene glycols. The division is also developing new materials for surface modification based on nanotechnology. In addition, the division is working on ethylene oxide technology for the construction, pharmaceutical and cosmetics industries and new laundry additives for the detergents industry.

In 2005, Functional Chemicals invested an amount equal to 2.5 per cent. of its sales in research and development.

Market Development

The Company expects modest growth for Functional Chemicals' markets in the medium term, with the major part of this growth in Asia.

Sales and Marketing

Functional Chemicals utilises the Company's world-wide sales network with products mainly sold through its own sales force. Sales representatives along with technical support are located in over 90 countries throughout the world. Major sales offices are located in Germany, France, the United Kingdom, Spain, Italy, CIS, the United States, Canada, Mexico, Brazil, Venezuela, Argentina, Chile, South Africa, India, Thailand, Indonesia, Australia, Japan and China.

Operations

Functional Chemicals' key sales facilities are located in Switzerland, Germany, the United Kingdom, the United States, Mexico, Brazil and Japan.

The division's main production facilities are located in Germany, France, Spain, the United States, Mexico, Brazil and Japan. The division operates 41 plants at 29 sites in 14 countries with a total capacity in excess of one million tonnes.

The divisional research and development facilities are located in Germany, the United Kingdom, the United States, Brazil and Japan.

Life Science Chemicals

General Description

The Life Science Chemicals division ("LSC") consists of two business units: Pharmaceutical Fine Chemicals and Specialty Fine Chemicals. In 2005, the Clariant (Acetyl Building Blocks) GmbH & Co. KG business was divested.

- Pharmaceutical Fine Chemicals (for the financial year 2005: 24 per cent. of divisional sales of continuing operations) produces pharmaceuticals, late-stage intermediates, patented active ingredients and approximately 30 different generic active substances. Based on 2005 sales, the Company believes that the business is among the top five comparable pharmaceutical fine chemical companies worldwide. Clariant does not consider this business as a core activity, and has announced that it will assess strategic options relating to this business.
- Specialty Fine Chemicals (for the financial year 2005: 76 per cent. of divisional sales of continuing operations) produces a broad portfolio of organic fine chemicals, including glyoxylic acid and silane derivatives, for a wide range of applications, such as intermediates and active ingredients for agrochemicals, intermediates for pharmaceuticals, thermopaper chemicals, and building blocks for polymers, additives, and flavours and fragrances.

The division has its main manufacturing sites in Germany, Italy, France, the United Kingdom, the United States and India. Major customers come from the pharmaceuticals, agrochemicals and industrial chemicals sector. The division's top ten customers represent 49 per cent. of divisional sales. Key competitors for the Company's Life Science Chemicals division include LanXess, Lonza, Degussa and DSM.

In 2005, approximately 65 per cent. of the division's products were sold in Europe, 10 per cent. in Asia and the rest of the world, and 25 per cent. in North and South America. Sales in the division decreased by 15 per cent. in local currency terms in 2005 compared to 2004, which represents a 14 per cent. decrease in

sales in Swiss franc terms. EBITDA before restructuring and disposals in 2005 was CHF 53 million, representing a margin of 6.0 per cent. compared to 7.5 per cent. in 2004.

- Pharmaceutical Fine Chemicals

Products/Services

Using state of the art synthesis technology, the Pharmaceuticals Fine Chemicals business unit supplies innovative and generic active ingredients as well as customer-specific late stage intermediates manufactured to cGMP (current Good Manufacturing Practice) standards. It is also a service partner in the launch of drugs, supplying everything from clinical materials to synthesis optimisation and regulatory strategies.

The business unit's research and development facilities are located in Höchst, Germany; Springfield, United States; Origgio, Italy; and Bon-Encontre, France. In 2005, the business unit invested an amount equal to approximately 4 per cent. to 5 per cent. of its sales in research and development.

The pharmaceuticals division's key customers are large pharmaceutical companies.

Structure of the Market

In recent years, the market in which Pharmaceuticals competes has been influenced by in-sourcing trends and weaker innovation pipelines. Although characterised by a high degree of fragmentation, with the largest participant holding a market share of 3 to 4 per cent., the market also exhibits high entry barriers due to potential risks of change in the drug supply chain, significant regulatory barriers and the high investment costs associated with new products. The Company believes that the customers of this business unit enjoy a strong bargaining position due to this high fragmentation and the resulting competition among suppliers, particularly within Europe and Asia.

The Company believes that the market for innovative pharmaceutical products will be stagnant in the medium term, while the market for generic products should grow during this period.

- Specialty Fine Chemicals

Products/Services

The Specialty Fine Chemicals business unit supplies a wide variety of organic fine chemicals which also encompass glyoxylic acid and silane derivatives. These products are key intermediates and active ingredients for crop protection agents, and intermediates for pharmaceuticals, thermopaper chemicals and building blocks. The business provides broad expertise and experience in the safe handling of complex multi-step processes from the lab scale to kiloton quantities. The highly integrated global New Business Development, and Research and Development departments serve customers with proven product innovation and process improvement skills, driven by efficient and confidential project management

The business unit's main research and development facilities are located in Griesheim, Germany, Lamotte, France, Elgin and Gainesville, United States. Recent innovations are Highlink® W (a novel adhesive for wood panels), Highsolv® P (a non-toxic aprotic solvent), highly improved processes for aromatic chlorinations and glyoxylic acid production, and novel glyoxylic acid downstream products.

Specialty Fine Chemicals' key customers are generic agrochemicals and pharmaceuticals producers, thermopaper manufacturers, and chemical companies specialising in high performance polymers and photochemicals.

Structure of the Market

In recent years, the market in which Specialty Fine Chemicals competes has been characterised by strong competition from Asian rivals and a phasing-out of overcapacity by Western market participants. Market concentration varies between the different industry segments, from highly concentrated to highly fragmented. Rising costs as a result of globally increasing raw material and energy costs and more stringent

environmental requirements, as well as inappropriate handling of intellectual property, poor reliability and low standards of business conduct by Asian competitors have resulted in large customers increasingly turning back to competitive and reliable Western suppliers.

Based on 2005 sales, the Company believes Specialty Fine Chemicals remains a market leader in the markets it serves. The business unit depends, to a certain extent, on certain individual customers, especially in the agrochemicals sector, and suppliers.

The Company expects the business unit's markets to grow in the medium term from new products derived from close customer relationships and innovative research, particularly in glyoxylic acid and its downstream products.

Strategy

The Company expects the Life Science Chemicals division - in line with the Group's strategy - to further improve its profitability and to concentrate on growth by innovation, customer service and new market opportunities for fine chemicals. As a consequence of this, the Group sold Clariant (Acetyl Building Blocks) GmbH & Co. KG in mid-2005. Potential opportunities for growth will be exploited by increasingly moving Custom Manufacturing products to a low-cost production site in Roha, India and by building glyoxylic acid production capacity in Asia.

Research and Development

The Life Science Chemicals division has focused its research and development activities on projects building on its key competencies, e.g. broadening the application range of its glyoxal and glyoxylic acid derivatives as non-toxic adhesives for wood particle boards, aprotic solvents, and for foundry resins as well as in pharmaceutical building blocks with metal organic technology for increased versatility.

Market Development

Market development in the division's market segments varies strongly from segment to segment. The Company expects that the pharmaceuticals market, which is driven primarily by product innovation, will be stagnant in the medium term, while generics will grow in the same period. Custom Manufacturing's main market – agrochemicals - is seasonal and highly cyclical, but continues to grow despite the spread of genetically modified plant seeds. Other markets the business unit serves, including the pharmaceutical, thermopaper and polymer additives markets, are expected to grow in the medium term. Due to new and increasingly restrictive regulations (mainly environmental), Specialty Fine Chemicals is expected to exploit additional potentials for growth in the replacement-driven segments in the medium term.

Sales and Marketing

LSC sells its products in more than 60 countries through a combination of its own sales force, agents and distributors. The division offers technical services worldwide.

Operations

The key sales facilities of LSC are in Switzerland, Germany, Italy, France, the United Kingdom, Japan and the United States.

The division's primary manufacturing facilities are located in Germany, France, Italy, the United Kingdom, the United States and India.

Principal research facilities are located in Germany; France; the United States and Italy.

GROUP-WIDE FUNCTIONS AND INFORMATION

Corporate Centre and Group Functions

The Corporate Centre assumes responsibility for strategic management and all matters of group-wide importance. This includes the main assets such as plants, IT, patents and the brand. The Corporate Centre also safeguards synergies. The Service Units, such as Human Resources are a decisive innovation of the Group. In the regions and the individual countries, these units are responsible for providing the operational divisions the services they require for their work, thus enabling them to focus fully on their markets. The Service Units comply with guidelines and standards that have Group-wide validity.

Intellectual Property

As the Group depends, to a certain extent, on proprietary technologies, it seeks to protect its intellectual property rights. In close cooperation with the Group's research and development departments, as well as the Group's marketing units, the Group's intellectual property department evaluates the potential protection of specific technologies, and determines the appropriate countries in which to apply for such protection.

The Group is continually engaged in the licensing of numerous technologies in various countries. To support this effort, the Group has developed and maintains a portfolio of registered patents and trademarks in a number of jurisdictions. In addition to these registrations, the Group maintains its trade secrets and proprietary information through non-competition undertakings with its employees and contractors and through confidentiality agreements with its contractors, developers and customers.

The Group is not aware of any threatened, proposed or actual proceedings that have or will be brought against it for infringement of third-party rights or any infringement of its rights by third parties that, if successfully prosecuted, would have a material adverse effect upon its business.

Research and Development

The Group's research and development efforts are decentralised. Each division's research and development projects focus on the Group's market requirements, with the divisions assuming full responsibility for research and development implementation.

The Group's Technology department assists division's projects with project management and start-up financing for projects involving new business fields or new technologies that are of interest to more than one division.

In 2005, the Group spent CHF 218 million, which represented 2.7 per cent. of 2005 total sales, on research and development. Approximately 60 per cent. of the Group's 2005 research and development budget was spent on refinements of existing products or innovations in one of the Group's current application fields. Approximately 25 per cent. of the budget was spent on improving manufacturing processes and on measures to secure the Group's cost and technology positions. The remaining 15 per cent. was applied to the development of new products or applications and services in new markets.

The Group maintains an IT-supported data management system which is designed to make business-specific know-how available throughout the Group in order to facilitate the innovation process. Global and regional interdivisional teams use this system to share ideas for the innovation pipeline. At the same time, core technology teams work to extend the Group's know-how in the technologies that are most important to the Group and to promote interdivisional use of these technologies. In certain areas of research, the Group cooperates with universities and scientific institutions of international standing, such as MPI Potsdam (Germany), ETH Zurich (Switzerland) and Queens University (Canada). The Group also has links with companies developing new technologies in areas such as nanotechnology, functional coatings and new materials for the building of new business and technology platforms.

ENVIRONMENTAL, SAFETY AND HEALTH MATTERS

The Group's operations are subject to various environmental, safety and health laws and regulations, including those dealing with the handling and disposal of waste products, fuel storage, and air quality. These laws and regulations, have in recent years become, and are expected to continue to be, increasingly stringent. Accordingly, for the Group, personal safety and environmentally sound products and processes are high priorities. The Group's mandatory principles on Environment, Safety and Health (ESH) form an integral part of the business processes and strategic planning. The Group's ESH policy complies with applicable laws and regulations and also fulfils the goals of the "Business Charter for Sustainable Development" of the International Chamber of Commerce and the "Responsible Care" initiative of the chemical industry. In addition, in order to support management with regard to the European Union's REACH directive (as defined in "*Risk Factors*" above), a project team of experts and a steering committee have been established. The Group's experts participate in the specialised committees of the European Chemical Industry Council and national industry associations to develop viable responses to the directive's potential implementation, which is expected to significantly impact the specialty chemicals industry.

The Group aims to promptly identify damage potential and liability risks in order to preventively detect potential problems. Operational risks are identified with the assistance of a software-supported risk programme. Resource consumption, emissions, waste management and safety at work are monitored at all production facilities using 40 key indicators, which are then evaluated centrally. The data collected is compared against internal and external benchmarks.

ESH issues are considered at all stages along the value chain, such as suppliers' compliance with ESH requirements and the provision of information to customers on the safe and proper disposal of products.

A regularly updated ESH know-how database facilitates the exchange of information among the ESH officers of the Group, divisions, business units and production sites. At all production sites, specially trained ESH officers work directly with their responsible line management to ensure that the ESH policy is implemented effectively. In addition, all employees are briefed on how to deal with ESH risks at regular workshops.

Evaluation work undertaken by ESH officers is used to calculate maximum risk exposures for purposes of the Group's property insurance programme in order to help to ensure that there is sufficient but not excessive insurance in place. A first comprehensive overview of environmental liabilities was made in 1997 in connection with the acquisition of most of Hoechst's specialty chemicals business. Based on this and subsequently gathered information, a database for all production sites concerning environmental risks, and any associated investigations, remediations or provisions is available and regularly updated.

The Group expects that it will continue to incur substantial ongoing expenditures to ensure compliance with environmental laws and regulations. In addition, violations of environmental, safety and health laws and regulations may result in substantial fines or penalties, as well as other civil or criminal sanctions, damages or other costs or restrictions on, or the suspension of, the Group's operating activities. Many of the Group's sites have an extended history of industrial chemical processing, storage and related activities. As is typical for such businesses, soil and ground water contamination have occurred in the past at some sites and may occur, or be discovered, at the Group's sites in the future. At several of the Group's sites, there is extensive contamination that will require significant monitoring and remediation expenditures in the foreseeable future. The Group also has full or partial responsibility for a number of off-site waste disposal activities under the U.S. superfund law and laws of other applicable jurisdictions, with remediation at these facilities currently in various stages of investigation, planning, implementation or completion. Material provisions have been established mainly for remediation sites at Bonfol and Kölliken, Switzerland; Höchst and Griesheim, Germany; Mount Holly, United States; Suzano, Brazil; and Turin, Italy. As of 31 December 2005, the Group had environmental provisions of CHF 202 million. These provisions do not include the anticipated costs associated with the Group's compliance with the European Union's REACH directive because the Group is not currently able to assess these costs.

The land and buildings at the German production sites of the Group in Frankfurt-Höchst, Gendorf, Knapsack and Wiesbaden are owned by InfraServ companies, which also provide infrastructure services to the Group and certain other companies occupying such sites. The InfraServ companies are organised as

commercial as partnerships (*Kommanditgesellschaften*) with one general partner and several limited partners. The general partner of all InfraServ companies is InfraServ Verwaltungs GmbH, a wholly owned subsidiary of Celanese AG. The limited partners comprise the Group and the other companies occupying such sites. Under the articles of association of the InfraServ companies and certain other agreements, as between limited partners, each partner is responsible for any contamination caused predominantly by such partner and under certain circumstances is also obliged to hold harmless the general partner from such liabilities. Where costs of environmental clean-up and related matters cannot be allocated to one partner, each limited partner is obligated to provide the respective InfraServ company with additional cash contributions in proportion to shares which have been agreed among the limited partners. Thus, the Group may ultimately be held liable for costs in relation to remediation and other environmental matters which are not related to its business to the extent they cannot be attributed to one of the limited partners.

MANUFACTURING

Manufacturing and sourcing are coordinated on a divisional level. The supply function has two principal aims: first, to reduce the cost of goods sold through improved manufacturing processes and outsourcing of intermediates and semi-finished products and, second, to improve the asset and capacity utilisation of the Group's manufacturing facilities.

The Group operates more than 130 manufacturing plants on different sites of different capacity and specification around the world. Approximately 50 of the manufacturing plants are based in Europe, approximately 20 in the NAFTA region, approximately 40 in Asia and approximately 20 in Latin America. More than 50 of the facilities are principal manufacturing plants producing goods that are sold globally. The other production plants serve local and regional markets in the Americas, Asia and Europe. Some of these plants are equipped with development laboratories to support production and sales efforts. Smaller plants, which serve their local markets, have limited synthesis capabilities, focusing on formulation, blending or masterbatches.

By the end of 2005, all major Group production sites had achieved ISO 9001 or ISO 9002 certification.

EMPLOYEES

At the beginning of 2005, the new Clariant Executive Bonus Plan ("**CEBP**") came into effect. This takes account of the company's new structures and is able to respond quickly to changing situations, as the total amount paid out is dependent on the group's current performance. The performance of the separate divisions and functions determines the allocation of the overall bonus payment. Individual bonuses will only be paid to managers with an outstanding track record who are nominated and approved by the Board of Management. From 2006 a worldwide alignment of local bonus plans is being implemented, which will mean that all local bonus payments will be significantly influenced by the Group's results.

The Group's total payroll declined by 1.4 per cent. in 2005. This decline was mainly due to a reduction in headcount relating to restructuring programmes and disposals.

The Group maintains training and development programmes for its employees and aims to fill key positions within its own ranks. In 2005, more than 100 employees from four continents took part in programmes designed to prepare them for senior management roles.

The table below sets out the total number of Group employees as at 31 December 2005, 2004 and 2003 (by region).

	2005	2004	2003
Europe	12,664	13,595	14,548
Americas	5,372	5,651	6,027
Asia, Australia, Africa	5,347	5,523	6,433
Total	23,383	24,769	27,008

The table below sets out the total number of Group employees at 31 December 2005 (by function):

Production/ Supply Management	Marketing Logistics	Research	Finance	Infrastructure and Corporate Resources	Adminis- tration Divisions/ BU	Other	Total
13,150	5,560	1,252	1,117	794	840	670	23,383

RISK MANAGEMENT

As part of its risk management strategy, members of the Board of Management and heads of functions are required to consider risks relating to the Company and to their areas of responsibility. Risks are ranked in relation to their potential impact and likelihood of occurrence and risk management for each risk is evaluated. Management strategies are then developed to minimise the identified risks and individuals are assigned responsibility for implementing these strategies. Risks are constantly monitored and annually reclassified, along with progress made with respect to the Group's risk management strategies.

Each year the result of the risk management process is reported to the Board of Management by the risk committee. The audit committee also considers the risk management process in accordance with the SWX Swiss Exchange guidelines based on the Swiss Code of Best Practice.

Risks that are identified by this process are reviewed for the appropriateness of the associated controls and potential improvements to those controls. Monitoring takes place during the subsequent risk identification process.

TREASURY

The treasury department records, monitors and manages risks, including financial, political and credit risks, by means of a comprehensive analysis and evaluation system. The financial instruments used to hedge interest rate and currency risk are simple and can be evaluated at any time.

Exchange rate fluctuations impact on the Group's assets and earnings, which are reported in Swiss francs. Transaction risks arise from imbalances in the payment streams between the various currencies. The Group hedges such translation and transaction risks by means of options, spot transactions or forward transactions and through techniques such as trying to offset expenses against revenues in the same currency.

The Group manages the risks associated with changes in interest rates primarily by maintaining a balance between fixed and variable interest rates and their maturities. The Group invests on the international financial market in fixed-term deposits (primarily in euro) in order to manage its liquid assets.

Current and future cash flows are carefully monitored. Imbalances can be offset through cash reserves, realisable securities and credit lines.

INSURANCE

The Group is insured against property damage, business interruption, product liability and transport risks on a global basis. Some additional insurance is also obtained on a local basis. The Group assesses its insurable risks and purchases insurance from highly rated insurance companies as it deems appropriate. The Group may be adversely affected by the combination of insured risks occurring at the same time. The interrelation of risks is considered in the determination of insurance coverage for the Group.

BUSINESS INTERRUPTIONS

The Group has not suffered any material business interruptions during 2005 and in 2006 (until the date of this Prospectus).

LEGAL PROCEEDINGS

The Group is, from time to time, involved in various claims and lawsuits incidental to the ordinary operations of its business. The Group is currently not involved in any legal, regulatory or arbitration proceedings which are likely to have a material adverse effect on the financial position of the Group nor, as far as the Group is aware, are any such proceeding threatened.

BOARD OF DIRECTORS

Internal organisational structure

In accordance with Swiss law and the Company's Articles of Association, the Board of Directors is the supreme management body of the Company. It consists of the Chairman and the other members. The Chairman and one or two members constitute the Executive Committee of the Board of Directors. The members of the Board of Directors sit on the following committees:

- Strategy Committee;
- Appointments and Compensation Committee;
- Audit Committee; and
- IT, Technology and Innovation Committee.

Members of the Board of Directors

Peter R. Isler, 60, Swiss citizen

Peter Isler studied law at the University of Zurich and then moved to Harvard Law School after finishing his doctorate. He worked for various law firms from 1974 onwards and in 1981 became a partner at the Zurich law firm Niederer Kraft & Frey. He has been a lecturer in commercial law at the University of Zurich since 1978 and a member of the Canton of Zurich's Anwaltsprüfungskommission (lawyer's examination commission) since 1984.

Klaus Jenny, 63, Swiss citizen

Klaus Jenny studied economics at the University of St Gallen. After finishing his doctorate, he held various management positions at Schweizerische Kreditanstalt (now Credit Suisse) before his appointment to its Executive Board in 1987. In 1991 he took over as Head of Corporate Banking worldwide and of Swiss operations. As a member of the Group Executive Board, he took over as Chairman of the Executive Board of the Credit Suisse Private Banking business unit. Klaus Jenny has held a number of directorships since leaving Credit Suisse.

Roland Lösser, 63, German citizen

Roland Lösser is an economist and started his professional life in the business administration department of Vereinigte Leichtmetallwerke in Bonn, Germany. In 1969 he moved to Sandoz AG, where he held a number of leading positions in data processing. In 1986 he took over as head of Finance/Administration at Sandoz AG, Germany, and in 1990 as CFO of Sandoz Corporation in the US. At the newly established Clariant Ltd, he was appointed CFO in 1995 and held this position until 2001. He is now CEO of the Group.

Kajo Neukirchen, 63, German citizen

Kajo Neukirchen studied business administration at the University of Bonn. After finishing his doctorate, he began his professional career at Philips Group with various management roles in sales and marketing. In 1977 he became CEO of Felten & Guilleaume Kabelwerke, a subsidiary of Philips. He was subsequently CEO and Chairman of the Management Board at various German manufacturing companies. Between 1993 and 2003 Kajo Neukirchen was CEO of Metallgesellschaft (now mg technologies AG).

Robert Raeber, 69, Swiss citizen, Chairman

Robert Raeber graduated from the Kantonale Handelsschule (Cantonal Commercial College) in Zurich. After completing his studies he held management positions in sales and marketing at Unilever. He then moved to the advertising agency Advico SA, where he worked as a manager with responsibility for expansion in Europe. In 1967 Robert Raeber joined the Nestlé Group, where he had a management career with CEO responsibility in various European markets. In early 1996 he joined the Executive Board of Nestlé SA in Vevey, Switzerland, where he was responsible for the European market.

Tony Reis, 64, Swiss citizen

After studying business in Lucerne, Paris and London, Tony Reis began his professional career in marketing management at IBM Switzerland. After working in Brussels and Paris as Director of Operations for IBM Europe, he took over as CEO of IBM Switzerland in 1990. He returned to the European headquarters of IBM in Paris in 1993 as General Manager of Country Operations. Four years later he moved to Swisscom, where he held the post of Chief Executive Officer in 1998 and 1999.

Prof. Dieter Seebach, 68, German citizen

After graduating with a degree in chemistry from the University of Karlsruhe, Germany, Dieter Seebach worked as a postdoctoral fellow at Harvard University in Cambridge, USA, where he taught and conducted research. In 1971 he took up a teaching post at the University of Giessen, Germany. Dieter Seebach was Professor of Organic Chemistry at the Federal Institute of Technology in Zurich (ETHZ) between 1977 and 2003. A winner of numerous research prizes, he was awarded an honorary doctorate degree by the University of Montpellier, France, in 1989. The emeritus is now "Akademischer Gast" of ETHZ. Dieter Seebach intends to resign from the Board of Directors at the Company's Annual General Meeting on 7 April 2006 (the AGM) and will be replaced by a new director to be appointed at the AGM.

With the exception of Roland Lösser (CEO of the Group), all members of the Board of Directors are non-executive directors.

Other activities and functions of the members of the Board of Directors

Robert Raeber

- *Board of Directors/supervisory mandates:* Nestlé Deutschland AG*, Frankfurt (Germany); Nestlé Waters AG*, Mainz (Germany); Schöller Holding GmbH*, Nuremberg (Germany); Maus Frères SA, Geneva;
- *Activities on behalf of companies and representative functions*: none

Peter R. Isler

- *Board of Directors/supervisory mandates*: Bank Leu AG, Zürich; Kardex AG, Zürich; Schulthess Group AG, Bubikon;
- *Activities on behalf of companies and representative functions*: Anwaltsprüfungs kommission (lawyer's examination commission) of the Canton of Zurich

Klaus Jenny

- *Board of Directors/supervisory mandates*: Maus Frères SA, Geneva; Bâloise Holding, Basel
- *Activities on behalf of companies and representative functions*: none

Roland Lösser

- *Board of Directors/supervisory mandates*: Clariant GmbH*, Frankfurt (Germany)
- *Activities on behalf of companies and representative functions*: none

Kajo Neukirchen

- *Board of Directors/supervisory mandates*: Sixt AG, Pullach (Germany); Vossloh AG, Werdohl (Germany); Stadtwerke Düsseldorf AG (Germany)
- *Activities on behalf of companies and representative functions*: Gesellschaft der Freunde von Bayreuth e.V.; Gesellschaft der Freunde der Alten Oper Frankfurt e.V.; Vereinigung von Freunden und Förderern der Johann Wolfgang Goethe-Universität Frankfurt am Main e.V.; Stifterverband für die Deutsche Wissenschaft; Stiftung Deutsche Sporthilfe

Tony Reis

- *Board of Directors/supervisory mandates*: Metallwarenholding AG and V-ZUG AG, Zug; Karl Steiner AG, Generalunternehmung, Zug; esmertec AG, Dübendorf
- *Activities on behalf of companies and representative functions*: none

Dieter Seebach

- *Board of Directors/supervisory mandates*: none
- *Activities on behalf of companies and representative functions*: Consultant to Novartis Pharma, Syngenta and Lonza Group; Member of the chemical societies of Germany, Switzerland, the United States and the United Kingdom

* Chairman

Conflicts of interest of the members of the Board of Directors

There are no potential conflicts of interest between the duties to the Company of each of the members of the Board of Directors and his or her private interests or other duties.

BOARD OF MANAGEMENT

The Board of Management consists of the Chief Executive Officer, the Chief Financial Officer, the Head of Research and Development, the Head of Group Services, and the five division heads.

Members of the Board of Management

Dominik von Bertrab, 46, Swiss citizen

Head of the Masterbatches Division

Dominik von Bertrab is an economist and was appointed Head of the Masterbatches Division in April 2003. He has held several positions with Clariant Ltd since its formation in 1995, including COO of Clariant (Hong Kong) Ltd, Head of Controlling for the Textile, Leather and Paper Chemicals division, Head of the Paper Business in the TLP division, and Head of Corporate Human Resources. Dominik von Bertrab began his career in 1985 in group auditing at Sandoz. He then became Managing Director of Polyrem South Africa (a joint venture of Sandoz and Hoechst) in 1989 and finally Head of the Chemicals Division of Sandoz South Africa in 1991. Dominik von Bertrab studied business administration in Switzerland.

Peter Brandenberg, 58, Swiss citizen

Head of Group Services and Regions

Peter Brandenberg is an economist and was appointed Head of Regions in 2003. Since the beginning of 2005 he has also been responsible for the service functions within the Corporate Center. From 2000 until 2003 he was CEO of Clariant GmbH, Germany, with responsibility for all German operations. From 1997 until 1999 he managed the former Process and Performance Products division and from 1995 until 1997 the Textiles division. Peter Brandenberg joined Sandoz in 1970 and held a number of management positions

in Latin America, South Africa, and Japan for almost 20 years. From 1982 until 1990 he was CEO in Japan. Peter Brandenberg trained in business administration in Switzerland and the US.

Siegfried Fischer, 50, German citizen

Head of the Functional Chemicals Division and the Life Science Chemicals Division

Siegfried Fischer is an engineer. He was appointed Head of the Functional Chemicals Division in April 2003, and since June 2004 he has also headed the Life Science Chemicals division. Following the merger of Clariant Ltd and Hoechst's specialty chemicals business, he joined the company in 1997 as Head of Production and Technology in the Process and Performance Products Division. In 1998 he became Head of the Performance Chemicals Business in the Functional Chemicals Division. Siegfried Fischer began his career in 1984 at Hoechst, where he held various positions, last of all as Head of Engineering, ESHA & Production in the Surfactants and Additives Department. He studied mechanical and process engineering in Germany.

Patrick Jany, 38, German citizen

Chief Financial Officer (CFO) since 1 January 2006

Patrick Jany is an economist and has been Chief Financial Officer at the Company since 1 January 2006. Patrick Jany was appointed Chief Financial officer of the Company in January 2006. In 1990 he joined Sandoz, one of Clariant Ltd's predecessor companies. He held various positions in finance and controlling at Sandoz and Clariant Ltd, including Chief Financial Officer for the ASEAN region and Head of Controlling for the Pigments and Additives division. From 2003 to 2004 he was Head of Country Organisation for the Company in Mexico. Prior to his appointment as CFO, he was the Company's Head of Corporate Development with responsibility for group strategy and mergers and acquisitions.

Roland Lösser, 63, German citizen

Chief Executive Officer ("CEO")

Curriculum vitae, see "*Description of the Guarantor - Members of the Board of Directors*".

Uwe Nickel, 47, German citizen

Head of the Pigments and Additives Division

Uwe Nickel is a chemist and was appointed Head of the Pigments and Additives Division in April 2003. Since 1997 he has held several managerial positions at this division, including Global Head of Technology, Sector AZO Pigments, Global Head of Pigments Technology, and Global Head of the Specialised Industries Business. Uwe Nickel began working for Cassella AG in 1986 and held positions ranging from Head of Laboratory within the Research Department to Head of Production. Following the consolidation of Cassella with Hoechst, he took over the position of Business Process Excellence Manager for a Global Change Management Project in the Strategic Surfactants and Additives Business. Uwe Nickel studied chemistry in Germany.

Peter Piringer, 54, Austrian citizen

Head of the Textile, Leather and Paper Chemicals Division

Peter Piringer is a chemical engineer and has been Head of the Textile, Leather and Paper Chemicals Division since January 2005. From 1997 until 1999 he was Head of the Surfactants Division in Latin America and from 1999 until 2004 Head of the Textile, Leather and Paper Chemicals Division in Latin America. From 1979 until 1997 Peter Piringer worked for Hoechst AG in Latin America, where he held various positions such as head of surfactants production in Brazil and Chief Technical Officer at Hoechst Venezuela. Peter Piringer obtained his degree in chemical engineering from the University of Paraná in Brazil.

Jan Secher, 48, Swedish citizen

Designated Chief Executive Officer

Jan Secher holds a Masters Degree in Industrial Marketing. Since January 1, 2006 he has been a member of the Company's Management Board and its Designated Chief Executive Officer. He will take up his new position after the Annual General Meeting in April 2006. He was previously CEO of the Swiss firm SICPA Group, a world-leading supplier of packaging and security inks for bank notes. Jan Secher began his career in 1982 at Asea (now ABB), in sales/marketing and product management, which included a five-year stint in North America. Beginning in 1989 he held various leadership positions at ABB in Asia and Europe. From 1994 until 1997 he was Vice-President and Divisional Manager of ABB's Automation and Drives Division in Japan. He was subsequently appointed a member of the Management Board of ABB in Sweden. In 2000 Jan Secher was relocated to ABB's headquarters in Zurich, where in 2001 he was then appointed a member of the Management Board and Head of the Manufacturing and Consumer Division.

Hartmut Wiezer, 59, German citizen

Head of Group Technology

Hartmut Wiezer is a chemist and has been Head of Group Technology at the Company since 2000. From 1997 until 1999 he was Head of the former Fine Chemicals Division at the Company. He began his career in 1975 at Hoechst AG and held a number of positions in the Polymer Additives Business Segment, including Research and Development, marketing, and pilot factory production. From 1983 until 1986 he was Assistant in Hoechst's Research and Development Head Office and subsequently Project Manager and Head of Research and Development for Electronic Materials in the Information Technology Division. He was appointed Head of Research and Development for the Fine Chemicals Business Unit in 1989 and Head of the Fine Chemicals Business Unit in 1995. He moved to Clariant Ltd in 1997 when the Specialty Chemicals division was taken over from Hoechst. Hartmut Wiezer studied chemistry in Germany.

Other activities and functions, and conflicts of interest of the members of the Board of Management

Peter Brandenberg is a member of the Board of EBM (Elektra Birseck) and a member of the Board of the Swiss Society of Chemical Industries. Siegfried Fischer is a member of the Board of TEGEWA e.V. The members of the Board of Management do not carry out any other activities or consultancy functions or hold any other offices. The Company is not aware of any potential conflicts of interest between the duties to the Company of each of the members of the Board of Management and his or her private interests or other duties.

GLOSSARY

Acetic acid: A key carboxylic acid the salts of which are used as auxiliaries in the textile and leather industries, in dyeing and in medicine. In the form of chloroacetic acid, it is used in a variety of organic syntheses.

Additives: Chemicals that are added to a product in order to produce or suppress certain properties, e.g., softeners or flame retardants for synthetic fibers or lubricants for diesel oil.

Azo pigments: Used for printing inks; lacquered azo pigments are insoluble in solvents and binders and are used as paints, e.g., for vehicles.

Biocides: Biocides are preservation agents for personal care products and paints.

Bleach activators: Produce oxidative bleaching in the 40 to 60°C range, while acting to reduce the germ count.

Compounding: The combining of a base plastic with colors, modifiers, additives, reinforcements, fillers and/or other plastics to make the base polymer perform better, cost less, process more easily, look more attractive or otherwise improve its characteristics.

Derivatives: Substances derived from a chemical compound, usually in a single reaction step and with a close chemical affinity to the compound.

Emulsions: Disperse systems of two or more immiscible liquids (i.e., liquids that do not mix together). One of the liquid phases is the dispersion, in which the other phase is present as fine droplets.

Glycols: Used as solvents, mineral-oil-free lubricants in brake and hydraulic fluids, as an additive in antifreeze, in organic syntheses and for the manufacture of manmade fibres, detergent base materials and textile auxiliaries.

Glyoxal: Widely used for condensation reactions in the manufacture of intermediates for the pharmaceutical and agrochemical industries and as cross-linking agent in textile industries.

Ketenes/Diketenes: Starting materials for the manufacture of acetic acid derivatives, which are important intermediates for pharmaceuticals, dyes and insecticides.

Lightfastness: The ability to withstand colour change (not fade) on exposure to light.

Masterbatch: A plastic compound which includes a high concentration of pigments and one or several additives, blended to meet particular requirements.

Optical brighteners: Fluorescent chemicals used to achieve a brilliant white hue in textiles and paper.

Pigments: Colourants that are insoluble in solvents and binders and are applied in or on the vehicle as a solid.

Sulfur dyes: Sulfur-containing dyes used for dyeing cotton, especially denim (jeans).

Surfactants: Substances that reduce the surface tension between two phases. Surfactants have a wide variety of uses, including in textile detergent, cosmetic products, mineral and ore extraction and oil production.

TAXATION

The following is a general description of certain Luxembourg and Swiss tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes, whether in those countries or elsewhere. Prospective purchasers of Notes should consult their own tax advisers as to which countries' tax laws could be relevant to acquiring, holding and disposing of Notes and receiving payments of interest, principal and/or other amounts under the Notes and the consequences of such actions under the tax laws of those countries. This summary is based upon the law as in effect on the date of this Prospectus and is subject to any change in law that may take effect after such date.

Also, investors should note that the appointment by an investor in Notes, or any person through which an investor holds Notes, of a custodian, collection agent or similar person in relation to such Notes in any jurisdiction may have tax implications. Investors should consult their own tax advisers in relation to the tax consequences for them of any such appointment.

LUXEMBOURG

The residence concept used under the respective headings below applies to Luxembourg income tax assessment purposes only. Any reference to a tax, duty, levy, impost or other charge or withholding of a similar nature refers to Luxembourg tax law and/or concepts only. A reference to Luxembourg income tax encompasses corporate income tax (*impôt sur le revenu des collectivités*), municipal business tax (*impôt commercial communal*), a solidarity surcharge (*impôt de solidarité*) as well as personal income tax (*impôt sur le revenu*) generally. Investors may further be subject to net wealth tax (*impôt sur la fortune*) as well as other duties, levies or taxes. Corporate income tax, municipal business tax as well as the solidarity surcharge invariably apply to most corporate taxpayers resident of Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.

Withholding Tax

(i) **Non-resident holders of Notes**

Under Luxembourg general tax laws currently in force and subject to the laws of 21 June 2005 (the "**21 June 2005 Laws**") mentioned below, there is no withholding tax on payments of principal, premium or interest made to non-resident holders of Notes, nor on accrued but unpaid interest in respect of the Notes, nor is any Luxembourg withholding tax payable upon redemption or repurchase of the Notes held by non-resident holders of Notes.

Under the 21 June 2005 Laws implementing the Council Directive 2003/48/EC of 3 June 2003 on taxation of savings income in the form of interest payments and ratifying the treaties entered into by Luxembourg and certain dependent and associated territories of EU Member States (the "**Territories**"), payments of interest or similar income made or ascribed by a paying agent established in Luxembourg to or for the immediate benefit of an individual beneficial owner or a residual entity, as defined by the 21 June 2005 Laws, which are resident of, or established in, an EU Member State (other than Luxembourg) or one of the Territories will be subject to a withholding tax unless the relevant recipient has adequately instructed the relevant paying agent to provide details of the relevant payments of interest or similar income to the fiscal authorities of his country of residence or establishment, or, in the case of an individual beneficial owner, has provided a tax certificate issued by the fiscal authorities of his country of residence in the required format to the relevant paying agent. Where withholding tax is applied, it will be levied at a rate of 15 per cent. during the first three year period starting 1 July 2005, at a rate of 20 per cent. for the subsequent three year period and at a rate of 35 per cent. thereafter. Responsibility for the withholding of the tax will be assumed by the Luxembourg paying agent. Payments of interest under the Notes coming within the scope of the 21 June 2005 Laws would at present be subject to withholding tax of 15 per cent.

(ii) **Resident holders of Notes**

Under Luxembourg general tax laws currently in force and subject to the law of 23 December 2005 (the "**23 December 2005 Law**") mentioned below, there is no withholding tax on payments of principal, premium or interest made to holders of Notes who are Luxembourg resident, nor on accrued but unpaid interest in respect of Notes, nor is any Luxembourg withholding tax payable upon redemption or repurchase of Notes held by holders of Notes who are Luxembourg resident.

Under the 23 December 2005 Law payments of interest or similar income made or ascribed by a paying agent established in Luxembourg to or for the immediate benefit of an individual beneficial owner who is resident of Luxembourg will be subject to a withholding tax of 10 per cent. Such withholding tax will be in full discharge of income tax if the beneficial owner is an individual acting in the course of the management of his/her private wealth. Responsibility for the withholding of the tax will be assumed by the Luxembourg paying agent. Payments of interest under the Notes coming within the scope of the 23 December 2005 Law would be subject to withholding tax of 10 per cent.

Income Taxation

(i) **Non-resident holders of Notes**

A non-resident holder of Notes, not having a permanent establishment or permanent representative in Luxembourg to which such Notes are attributable, is not subject to Luxembourg income tax on interest accrued or received, redemption premiums or issue discounts, under the Notes. A gain realised by such non-resident holder of Notes on the sale or disposal, in any form whatsoever, of the Notes is further not subject to Luxembourg income tax.

A non-resident corporate holder of Notes or an individual holder of Notes acting in the course of the management of a professional or business undertaking, who has a permanent establishment or permanent representative in Luxembourg to which such Notes are attributable, is subject to Luxembourg income tax on interest accrued or received, redemption premiums or issue discounts, under the Notes and on any gains realised upon the sale or disposal, in any form whatsoever, of the Notes.

(ii) **Resident holders of Notes**

A corporate holder of Notes must include any interest accrued or received, any redemption premium or issue discount, as well as any gain realised on the sale or disposal, in any form whatsoever, of the Notes, in its taxable income for Luxembourg income tax assessment purposes. The same inclusion applies to an individual holder of Notes, acting in the course of the management of a professional or business undertaking.

A holder of Notes that is governed by the law of 31 July 1929, on pure holding companies, as amended, or by the laws of 30 March 1988 and 20 December 2002 on undertakings for collective investment, as amended, is neither subject to Luxembourg income tax in respect of interest accrued or received, any redemption premium or issue discount, nor on gains realised on the sale or disposal, in any form whatsoever, of the Notes.

An individual holder of Notes, acting in the course of the management of his/her private wealth, is subject to Luxembourg income tax in respect of interest received, redemption premiums or issue discounts, under the Notes, except if withholding tax has been levied on such payments in accordance with the 23 December 2005 Law. A gain realised by an individual holder of Notes, acting in the course of the management of his/her private wealth, upon the sale or disposal, in any form whatsoever, of Notes is not subject to Luxembourg income tax, provided this sale or disposal took place more than six months after the Notes were acquired. However, any portion of such gain corresponding to accrued but unpaid interest income is subject to Luxembourg income tax.

Net Wealth Taxation

A corporate holder of Notes, whether it is resident of Luxembourg for tax purposes or, if not, it maintains a permanent establishment or a permanent representative in Luxembourg to which such Notes are attributable, is subject to Luxembourg wealth tax on such Notes, except if the holder of Notes is governed by the law of 31 July 1929 on pure holding companies, as amended, or by the laws of 30 March 1988 and 20 December 2002 on undertakings for collective investment, as amended, or is a securitisation company governed by the law of 22 March 2004 on securitisation, or a capital company governed by the law of 15 June 2004 on venture capital vehicles.

An individual holder of Notes, whether resident of Luxembourg or not, is not subject to Luxembourg wealth tax on such Notes.

Other Taxes

Neither the issue nor the transfer of Notes will give rise to any Luxembourg stamp duty, value added tax, issuance tax, registration tax, transfer tax or similar taxes or duties.

Where a holder of Notes is a resident of Luxembourg for tax purposes at the time of his death, the Notes are included in his taxable estate for inheritance tax assessment purposes.

Gift tax may be due on a gift or donation of Notes if embodied in a Luxembourg deed or recorded in Luxembourg.

SWITZERLAND

Issue and Transfer Taxes

There is no stamp, issue, registration, transfer or similar tax imposed by Switzerland on the issue or redemption of the Notes, provided that the Issuer is at all times resident and effectively managed outside Switzerland. Dealings in the Notes where a bank or a securities dealer in Switzerland (as defined in the Swiss Federal Stamp Duty Act of 27 June 1973) purchases or sells Notes or acts as an intermediary for the sale or purchase of Notes may be subject to Swiss federal stamp duty on dealing in securities at a rate of up to 0.3 per cent. of the purchase price of the Notes.

Withholding Tax

All payments by or on behalf of the Issuer of principal and interest on the Notes may be made without deduction of Swiss federal withholding tax, provided that the Issuer is at all times resident and effectively managed outside Switzerland.

Income Taxes

A holder of Notes who is not a resident of Switzerland and who, during the relevant taxation period has not engaged in trade or business through a permanent establishment within Switzerland and who is not subject to taxation in Switzerland for any other reason will not be subject to any Swiss federal, cantonal or communal income tax on payments received on or under, or gains realised on the sale of, the Notes.

Holders of the Notes who are individuals resident in Switzerland and who hold Notes as part of their private assets and who receive payments of interest on Notes are required to include such payments in their personal income tax return and will be taxable on any net taxable income (including the payments of interest on the Notes) for the relevant tax period. A capital gain or loss realised by such a holder upon the sale or other disposal of the notes is either a tax-free capital gain or a tax-neutral capital loss. Re-payment of the nominal value of the Notes received by such a holder of Notes will not be subject to income taxation.

Swiss-resident individual taxpayers, Swiss-resident corporate taxpayers, and non-Swiss resident corporate or individual tax payers engaged in a trade or business through a permanent establishment within Switzerland, who hold the Notes as part of their business or permanent establishment in Switzerland, as the

case may be, are required to recognise payments of interest on such Notes, or capital gains or losses realised on the sale or redemption of such Notes, as profit or loss, as the case may be, in their income statement for the respective tax period and will be taxable on any net taxable earnings (including the payments of interest on, or the capital gains or losses on the sale or redemption of, such Notes) for such tax period. The same tax treatment also applies to Swiss-resident individuals who, for income tax purposes, are classified as "professional securities dealers" for reasons of, amongst other things, frequent dealing and debt-financed purchases.

EU SAVINGS TAX DIRECTIVE

Under EC Council Directive 2003/48/EC on the taxation of savings income, each member state is required, from 1 July 2005 to provide to the tax authorities of other Member States details of payments of interest or other similar income paid by a person within its jurisdiction to, or collected by such a person for, an individual resident in that other Member State; however, for a transitional period, Austria, Belgium and Luxembourg may instead apply a withholding system in relation to such payments, deducting tax at rates rising over time to 35 per cent. The transitional period is to terminate at the end of the first full fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments.

Also with effect from 1 July 2005, a number of non-EU countries (including Switzerland), and certain dependent or associated territories of certain Member States, have agreed to adopt similar measures (either provision of information or transitional withholding) in relation to payments made by a person within its jurisdiction to, or collected by such a person for, an individual resident in a Member State. In addition, the Member States have entered into reciprocal provision of information or transitional withholding arrangements with certain of those dependent or associated territories in relation to payments made by a person in a Member State to, or collected by such a person for, an individual resident in one of those territories.

SUBSCRIPTION AND SALE

ABN AMRO Bank N.V., Citigroup Global Markets Limited and UBS Limited (the "**Joint Lead Managers**"), and Banco Bilbao Vizcaya Argentaria, S.A., Commerzbank Aktiengesellschaft, Dresdner Bank AG London Branch, HSBC France, Landesbank Baden-Württemberg, Landesbank Hessen-Thüringen Girozentrale (together with the Joint Lead Managers, the "**Managers**") have, in a subscription agreement dated 4 April 2006 (the "**Subscription Agreement**") and made between the Issuer, the Guarantor and the Managers upon the terms and subject to the conditions contained therein, jointly and severally agreed to subscribe for the Notes at their issue price of 99.628 per cent. of their principal amount. The Issuer (failing which, the Guarantor) has also agreed to reimburse the Joint Lead Managers for certain of their expenses incurred in connection with the management of the issue of the Notes. The Managers are entitled in certain circumstances to be released and discharged from their obligations under the Subscription Agreement prior to the closing of the issue of the Notes.

United Kingdom

Each Manager has represented, warranted and undertaken that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer or the Guarantor; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

United States of America

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S.

The Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the United States Internal Revenue Code and regulations thereunder.

Each Manager has agreed that, except as permitted by the Subscription Agreement, it will not offer, sell or deliver the Notes, (a) as part of their distribution at any time or (b) otherwise, until 40 days after the later of the commencement of the offering and the issue date of the Notes, within the United States or to, or for the account or benefit of, U.S. persons, and that it will have sent to each dealer to which it sells Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons.

In addition, until 40 days after commencement of the offering, an offer or sale of Notes within the United States by a dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

Luxembourg

In relation to the Grand Duchy of Luxembourg ("**Luxembourg**"), which has implemented the Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003 on the prospectus to be published when securities are offered to the public or admitted to trading (the "**Prospectus Directive**") by the Luxembourg act dated 10 July 2005 relating to prospectuses for securities (the "**Prospectus Act 2005**"), each Manager has represented and agreed that it has not made and will not make an offer of Notes to the public in Luxembourg, except that it may make an offer of Notes to the public in Luxembourg:

(a) in the period beginning on the date of publication of a prospectus in relation to those Notes which has been approved by the Commission de surveillance du secteur financier (the "CSSF"), as competent authority in Luxembourg or, where appropriate, approved in another Member State of the European Economic Area which has implemented the Prospectus Directive and notified to the CSSF, all in accordance with the Prospectus Directive and ending on the date which is twelve months after the date of such publication;

(b) at any time, to legal entities which are authorised or regulated to operate in the financial markets (including, credit institutions, investment firms, other authorised or regulated financial institutions, insurance companies, undertakings for collective investment and their management companies, pension and retirement funds and their management companies, commodity dealers as well as entities not so authorised or regulated whose corporate purpose is solely to invest in securities);

(c) at any time, to national and regional governments, central banks, international and supranational institutions (such as the International Monetary Fund, the European Central Bank, the European Investment Bank and other similar international organisations);

(d) at any time, to any legal entities which have two or more of (i) an average number of employees during the financial year of at least 250, (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in their last annual or consolidated accounts;

(e) at any time, to certain natural persons or small and medium-sized enterprises (as defined in the Prospectus Act 2005) recorded in the register of natural persons or small and medium-sized enterprises considered as qualified investors as held by the CSSF; and

(f) at any time, in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to articles 5 and 30 of the Prospectus Act 2005.

For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in Luxembourg means the communication in any form by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe to these Notes.

General

With the exception of the approval by the FSA of this Prospectus as a prospectus issued in compliance with the Prospectus Directive and relevant implementing measures in the United Kingdom, no action has been or will be taken in any jurisdiction by the Issuer, the Guarantor or any Manager that would, or is intended to, permit a public offering of the Notes, or possession or distribution of this Prospectus or any other offering material, in any country or jurisdiction where action for that purpose is required. Persons into whose hands this Prospectus comes are required by the Issuer, the Guarantor and the Managers to comply with all applicable laws and regulations in each country or jurisdiction in which they purchase, offer, sell or deliver Notes or have in their possession, distribute or publish this Prospectus or any other offering material relating to the Notes, in all cases at their own expense.

GENERAL INFORMATION

Authorisation

1. The creation and issue of the Notes has been authorised by a resolution of the Board of Directors of the Issuer dated 14 March 2006. The giving of the Guarantee of the Notes has been authorised by a resolution of the Board of Directors of the Guarantor dated 24 February 2006.

Legal and Arbitration Proceedings

2. There are no governmental, legal or arbitration proceedings, (including any such proceedings which are pending or threatened, of which the Issuer or the Guarantor is aware), which may have, or have had during the 12 months prior to the date of this Prospectus, a significant effect on the financial position or profitability of the Issuer or the Guarantor and its Subsidiaries.

Significant/Material Change

3. Since the date of the Issuer's incorporation, there has been no material adverse change in the prospects of the Issuer nor any significant change in the financial or trading position of the Issuer.

   Since 31 December 2005, there has been no material adverse change in the prospects of the Guarantor or the Guarantor and its Subsidiaries nor any significant change in the financial or trading position of the Guarantor or the Guarantor and its Subsidiaries.

Auditors

4. The audited consolidated financial statements as of and for the years ended 31 December 2005 and 2004 have been audited by PricewaterhouseCoopers AG, independent accountants, as stated in their reports appearing herein. PricewaterhouseCoopers AG's business address is St. Jakobs-Strasse 25, CH-4052 Basel, Switzerland. PricewaterhouseCoopers AG is a member of the Swiss Institute of Certified Accountants and Tax Consultants.

Documents on Display

5. Copies of the following documents (together with English translations thereof as applicable) may be inspected during normal business hours at the offices of the Guarantor at Clariant AG, Rothausstrasse 61, CH-4132 Muttenz 1, Switzerland from the date of this Prospectus:

   (a) the Articles of Association of the Issuer;

   (b) the Articles of Association of the Guarantor;

   (c) the Subscription Agreement; and

   (d) the Fiscal Agency Agreement, the Deed of Covenant, the Deed of Guarantee.

Yield

6. On the basis of the issue price of the Notes of 99.628 per cent. of their principal amount, the yield of the Notes is 4.438 per cent. on an annual basis.

ISIN and Common Code

7. The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The ISIN is XS0249417014 and the common code is 024941701. The address of Euroclear is Euroclear Bank SA/NV, 1 Boulevard du Roi Albert II, B-1210 Brussels and the address of Clearstream, Luxembourg is Clearstream Banking, 42 Avenue JF Kennedy, L-1855 Luxembourg.

Expenses

8. The total expenses related to the admission of the Notes to listing on the Official List of FSA and to trading on the gilt edged and fixed interest market of the London Stock Exchange plc amount to approximately EUR 2,700,000.

NARRATIVE OF DIFFERENCES OF ACCOUNTING PRINCIPLES

The financial information included in the Prospectus has not been prepared in accordance with the international accounting standards adopted pursuant to the procedure of Article 3 of Regulation (EC) No 1606/2002 and there may be material differences in the financial information had Regulation (EC) No 1606/2002 been applied to the historical financial information.

The consolidated financial statements of the Clariant Group are prepared in accordance with International Financial Reporting Standards ("**IFRS**") issued by the International Accounting Standards Board ("**IASB**"). However, as at 27 January 2006 the European Union had not endorsed the following standards and interpretations issued by IASB and its Interpretation Committee ("**IFRIC**") on 31 December 2005:

- Amendments to IAS 21 "The Effects of Changes in Foreign Exchange Rates" (Monetary items that form part of a net investment) – Exchange rate differences on monetary items that form part of the net investment in a foreign entity and are denominated in a currency other than the functional currency of either the reporting entity or the foreign operation are now recognised in equity and no longer in profit/loss. An entity shall apply this amendment for annual periods beginning on or after 1 January 2006. Earlier application is encouraged.

- IFRIC Interpretation 7 "Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies" – The interpretation gives guidance on how to restate the financial statements in the first period where the functional currency of a company (or a foreign operation) becomes a currency of a hyperinflationary economy. An entity shall apply this Interpretation for annual periods beginning on or after 1 March 2006. Earlier application is encouraged. If an entity applies this Interpretation to financial statements for a period beginning before 1 March 2006, it shall disclose that fact.

The Group has adopted the amendments to IAS 21 as of 1 January 2005. The non-application of this amendment would have no effect on the financial position of the Group since the Group currently does not have monetary items that form part of the net investment in a foreign entity and that are not denominated in the functional currency of either the reporting entity or the foreign operation.

In addition the Group has decided not to early adopt IFRIC Interpretation 7 and, consequently, at present IFRIC 7 is not applicable to the Group.

FINANCIAL STATEMENTS AND AUDITORS' REPORTS

Consolidated balance sheets

at 31 December 2005 and 2004

Assets	Notes[1]	**2005** CHF mn	%	2004[2] CHF mn	%
Non-current assets					
Property, plant and equipment	4	2 605		2 440	
Intangible assets	5	418		405	
Investments in associates	6	282		277	
Financial assets	7	47		47	
Prepaid pension assets	15	77		49	
Deferred income tax assets	8	250		259	
Total non-current assets		**3 679**	50.2	**3 477**	42.9
Current assets					
Inventories	9	1 535		1 325	
Trade receivables	10	1 488		1 374	
Other current assets	11	344		419	
Cash and cash equivalents	12	223		1 477	
Current income tax receivables		55		28	
Total current assets		**3 645**	49.8	**4 623**	57.1
Total assets		**7 324**	100.0	**8 100**	100.0

Equity and liabilities	Notes[1]	**2005** CHF mn	%	2004 CHF mn	%
Capital and reserves attributable to the company's equity holders					
Share capital	13	1 093		1 151	
Treasury shares (par value)	13	- 18		- 17	
Other reserves		663		529	
Retained earnings		793		595	
		2 531		**2 258**	
Minority interests		60		56	
Total equity		**2 591**	35.4	**2 314**	28.6
Liabilities					
Non-current liabilities					
Financial debts	14	599		1 723	
Deferred income tax liabilities	8	390		388	
Retirement benefit obligations	15	507		479	
Provisions for non-current liabilities	16	289		319	
Total non-current liabilities		**1 785**	24.4	**2 909**	35.9
Current liabilities					
Trade payables	17	1 205		1 165	
Financial debts	18	1 137		1 172	
Current income tax liabilities		175		175	
Provisions for current liabilities	19	431		365	
Total current liabilities		**2 948**	40.2	**2 877**	35.5
Total liabilities		**4 733**	64.6	**5 786**	71.4
Total equity and liabilities		**7 324**	100.0	**8 100**	100.0

[1] The notes form an integral part of the consolidated financial statements.

[2] Restated, refer to note 1.04 for details.

Consolidated income statements

for the years ended 31 December 2005 and 2004

	Notes[1]	2005 CHF mn	2005 %	2004[2] CHF mn	2004[2] %
Sales	20, 21	8 181	100.0	8 530	100.0
Costs of goods sold		- 5 765		- 5 823	
Gross profit		**2 416**	29.5	**2 707**	31.7
Marketing and distribution		- 1 303		- 1 262	
Administration and general overhead costs		- 402		- 561	
Research and development		- 218		- 274	
Income from associates	6	23		26	
Gain/loss from the sale of discontinued operations	22	- 2		95	
Gain/loss from the sale of subsidiaries and associates	23	40		- 32	
Restructuring and impairment	27	- 186		- 136	
Amortization of goodwill	5	–		- 30	
Operating income		**368**	4.5	**533**	6.2
Interest expense		- 132		- 154	
Other financial income and expenses	25	34		- 79	
Income before taxes		**270**		**300**	
Taxes	8	- 78		- 141	
Net income		**192**	2.3	**159**	1.9
Attributable to:					
Equity holders of the company		184		152	
Minority interests		8		7	
Net income		**192**	2.3	**159**	1.9
Earnings per share for profit attributable to the company's equity holders:					
Earnings per share (CHF/share)	26	0.81		0.72	
Diluted earnings per share (CHF/share)	26	0.81		0.72	

[1] The notes form an integral part of the consolidated financial statements.

[2] Restated, refer to note 1.04 for details.

Consolidated statements of cash flows

for the years ended 31 December 2005 and 2004

	Notes[1]	2005 CHF mn	2004[2] CHF mn
Net income		192	159
Depreciation of property, plant and equipment (PPE)	4	273	306
Impairment and reversal of impairment of PPE	4	59	39
Amortization of intangible assets (2004 including goodwill)	5	10	40
Changes in provisions and taxes		115	216
Interest paid		- 165	- 161
Income taxes paid		- 89	- 104
Loss (gain) before recycled exchange rate variances and taxes from the sale of discontinued operations	22	2	- 95
Loss (gain) before taxes from the sale of subsidiaries and associates	23	- 40	32
Other non-cash items		- 84	37
Cash flow before changes in working capital		**273**	**469**
Changes in inventories		- 137	15
Changes in trade receivables		- 6	52
Changes in trade payables		65	90
Changes in other current assets and liabilities		14	193
Cash flow from operating activities		**209**	**819**
Investments in PPE	4	- 348	- 289
Investments in financial assets and associates		- 4	–
Investments in intangible assets	5	- 5	- 8
Sale of PPE and intangible assets		10	10
Acquisition of companies, businesses and participations	24	- 33	- 24
Proceeds from the sale of discontinued operations	22	- 7	335
Proceeds from the sale of subsidiaries and associates	23	71	50
Dividends received		24	31
Interest received		42	23
Cash flow from investing activities		**- 250**	**128**
Proceeds from the issuance of share capital		–	877
Repayment of share capital		- 58	–
Treasury share transactions	13	- 8	16
Proceeds from financial debts		614	80
Repayments of financial debts		- 1 772	- 1 322
Dividends paid		- 5	- 37
Cash flow from financing activities		**- 1 229**	**- 386**
Currency translation effect on cash and cash equivalents		16	- 13
Net change in cash and cash equivalents		**- 1 254**	**548**
Cash and cash equivalents at the beginning of the period	12	**1 477**	**929**
Cash and cash equivalents at the end of the period	12	**223**	**1 477**

[1] The notes form an integral part of the consolidated financial statements.

[2] Restated, refer to note 1.04 for details.

Consolidated statement of changes in equity

for the years ended 31 December 2005 and 2004

CHF mn			Other reserves							
	Total share capital	Treasury shares (par value)	Share premium reserves	Hedging reserves	Cumulative translation reserves	Total other reserves	Retained earnings	Total attributable to equity holders	Minority interests	Total equity
Balance 31 December 2003	**767**	**- 18**	**274**	**- 8**	**- 243**	**23**	**404**	**1 176**	**64**	**1 240**
Correction of errors and changes in accounting policy (notes 1.03/1.04)		- 1				–	47	46		46
Restated balance 31 December 2003	**767**	**- 19**	**274**	**- 8**	**- 243**	**23**	**451**	**1 222**	**64**	**1 286**
Cash flow hedges, net of tax:										
Net fair value gains (losses)				3		3		3		3
Net investment hedges					30	30		30		30
Exchange rate differences					- 20	- 20		- 20	- 2	- 22
Net income recognized directly in equity	**0**	**0**	**0**	**3**	**10**	**13**	**0**	**13**	**- 2**	**11**
Net income						–	152	152	7	159
Total recognized income and expense for the period	**0**	**0**	**0**	**3**	**10**	**13**	**152**	**165**	**5**	**170**
Purchase of minority shares						–			- 6	- 6
Dividends to third parties						–	- 30	- 30	- 7	- 37
Issuance of share capital	384		493			493		877		877
Treasury share transactions		2				–	14	16		16
Employee share and option scheme:										
value of employee services (note 29)						–	8	8		8
Balance 31 December 2004	**1 151**	**- 17**	**767**	**- 5**	**- 233**	**529**	**595**	**2 258**	**56**	**2 314**
Cash flow hedges, net of tax:										
Transfers to net income				5		5		5		5
Net investment hedges					- 35	- 35		- 35		- 35
Exchange rate differences					164	164		164	15	179
Net income recognized directly in equity	**0**	**0**	**0**	**5**	**129**	**134**	**0**	**134**	**15**	**149**
Net income						–	184	184	8	192
Total recognized income and expense for the period	**0**	**0**	**0**	**5**	**129**	**134**	**184**	**318**	**23**	**341**
Purchase of minority shares						–	14	14	- 14	0
Dividends to third parties						–			- 5	- 5
Repayment of share capital	- 58					–		- 58		- 58
Treasury share transactions		- 1				–	- 7	- 8		- 8
Employee share and option scheme:										
value of employee services (note 29)						–	7	7		7
Balance 31 December 2005	**1 093**	**- 18**	**767**	**0**	**- 104**	**663**	**793**	**2 531**	**60**	**2 591**

The notes form an integral part of the consolidated financial statements.

During 2004 Clariant issued new shares amounting to nominal capital of CHF 384 million (76 720 000 shares at CHF 5 per share). Transaction costs relating to the issuance of share capital in the amount of CHF 44 million were deducted from the share premium.

During 2005 Clariant reduced its share capital by CHF 0.25 per share resulting in a pay-out of CHF 58 million.

Notes to the consolidated financial statements

1. Accounting policies

1.01 General information

Clariant Ltd (the „Company") and its consolidated subsidiaries (together the „Group") are a global leader in the field of specialty chemicals. The Group develops, manufactures, distributes and sells a broad range of specialty chemicals which play a key role in its customers' manufacturing and treatment processes or adds value to their end products. The Group has manufacturing plants around the world and sells mainly in countries within Europe, the Americas and Asia.

The company is a limited liability company incorporated and domiciled in Switzerland. The address of its registered office is Rothausstrasse 61, CH-4132 Muttenz, Switzerland. The Company is listed on the Swiss Stock Exchange (SWX).

The Board of Directors has approved the consolidated financial statements for issue on 24 February 2006.

1.02 Basis of preparation

The consolidated financial statements of the Clariant Group comply with the International Financial Reporting Standards (IFRS) formulated by the International Accounting Standards Board (IASB) and with International Accounting Standards (IAS) and interpretations, formulated by its predecessor, the International Accounting Standards Committee (IASC), as well as with the following significant accounting policies. The consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative instruments at fair value through profit or loss).

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions. These affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and circumstances, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed under note 3.

1.03 Errors

During 2005 it became evident that a change in the group structure had not been accounted for correctly from a tax point of view in 2002. A tax exemption which was considered to be of a permanent nature proved to be temporary only. As a result an additional CHF 9 million should have been reported as a deferred tax liability. In accordance with IAS 8 the correction was posted in the earliest period presented and as such is included in the correction of the opening amount of equity on 1 January 2004.

1.04 International Financial Reporting Standards effective in 2005

In 2004 the IASB published IFRS 2 ,Share-based Payment', IFRS 3 ,Business Combinations', IFRS 4 ,Insurance Contracts' and IFRS 5 ,Non-current Assets Held for Sale and Discontinued Operations'. In addition as part of the IASB improvement projects there were amendments and changes to IAS 36 ,Impairment of Assets', IAS 38, Intangible Assets', IAS 28 'Investments in Associates', IAS 1 'Presentation of Financial Statements', IAS 19 'Employee Benefits' and SIC 12 'Employee compensation plans' and further amendments to IAS 39 and IAS 21. The Group has adopted these new and improved standards effective 1 January 2005. This led to a number of reclassifications in the financial statement of the Group. The effects were the following:

- IFRS 2, Share-based payment: The adoption of IFRS 2 resulted in a change in the accounting policy for share-based payment. Until 31 December 2004, accruals for share-based payments were recorded as an expense in the income statement and a provision in the balance sheet. No expense was recognized for the provision of share options. The adoption of IFRS 2 led to the reclassification of CHF 39 million from provisions to equity and of CHF 9 million from deferred tax assets to equity, resulting in a total impact on equity of CHF 30 million as at 31 December 2004. Of this amount CHF 22 million refers to reporting periods up to 31 December 2003 and CHF 8 million to 2004. The adoption of IFRS 2 had a positive impact on the income statement of CHF 2 million in 2004.
- The adoption of IFRS 3, IAS 36 (revised) and IAS 38 (revised) resulted in a change in the accounting policy for goodwill. Until 31 December 2004 goodwill was amortized on a straight-line basis over a period ranging from ten to 20 years and assessed for an indication of impairment at each balance sheet date.
- IFRS 3, Business combinations: In accordance with the provisions of IFRS 3:
  - The Group ceases amortization of goodwill from 1 January 2005;
  - Accumulated amortization as at 1 January 2005 has been eliminated with a corresponding decrease in the cost of goodwill;
  - From the year ended 31 December 2004 onwards, goodwill is tested annually for impairment, as well as when there are indications of impairment.

- IAS 39, Financial Instruments: Recognition and Measurement (revised): The modification of IAS 39 also comprised a clearer focus with regard to the criteria for the de-recognition of financial instruments on the balance sheet. In view of the new guidance and as a result of an analysis performed related to the transfer of risk and rewards, trade receivables securitized in the United States and Germany in Asset Backed Securities (ABS) are now recognized in the balance sheet. This led to an increase of trade receivables and current financial debts of CHF 241 million in the balance sheet as at 31 December 2004.
- IAS 21, The Effects of changes in foreign exchange rates: At the end of 2005 the standard was amended to clarify that a loan between subsidiaries of the Group (sister to sister loans) may form part of the net investment in a foreign operation if settlement of the loan is neither planned nor likely to occur in the foreseeable future. In addition to that, the standard was amended with regard to exchange differences arising from the translation of a monetary item that is denominated in a currency other than the functional currency of either the reporting entity or the foreign operation. Such exchange rate differences are recognized in equity in the consolidated financial statements if the criteria for a monetary item to qualify as a net investment in a foreign operation are met.

  The amendments to IAS 21 are effective for annual periods beginning on or after 1 January 2006. Earlier adoption is however encouraged and the Group has adopted these amendments as of 1 January 2005.
- IAS 28, Investments in Associates (revised): As a result of the revised standard, the accounting policies of the German Infraserv companies, which are valued at equity, were amended in order to be in line with all IFRS requirements. The financial statement was restated and resulted in a consolidated change in equity as at 1 January 2004 in the amount of CHF 39 million. Investments in associates increased in the amount of CHF 51 million. The major changes in valuations occurred in property, plant and equipment and provisions.
- IAS 1, Presentation of Financial Statements: The revised IAS 1 requires that minority interests are included in equity. The adoption of this requirement resulted in the reclassification of CHF 64 million to equity in the balance sheet as at 1 January 2004. In addition to this, IAS 1 (revised) now requires that net income in the income statement includes the minority shares. As a consequence of this the line Net income in the Cash flow statement now also includes the minority share of the net income.
- IFRS 5, Non-current assets held for sale and discontinued operations: On 1 January 2005 IFRS 5 became effective. The standard requires that non-current assets and associated liabilities be reported separately in the balance sheet, if management is demonstrably committed through a plan to sell them and if a sale is probable within the next twelve months.
- IAS 19, Employee benefits (revised): The amendment of paragraphs 32A, 34 – 34B and 61 were adopted early, however this did not result in any substantial changes to the Group's accounting policies. The amendments of paragraphs 120 – 121 were also adopted early. This has affected the presentation of the reconciliation of the opening and closing balances of the fair value of plan assets and the defined benefit obligations and the elements of the pension plan expenses recorded. Furthermore, this has resulted in additional disclosures regarding pension plan assets and actuarial assumptions.

  The option in paragraphs 93A – 93 D was not adopted by the Group. Had it been adopted this would have reduced equity in the amount of CHF 267 million as at 1 January 2004 and would have increased Operating income by CHF 9 million in 2005 and CHF 13 million in 2004. However, the Group has not yet decided whether it will adopt this option in 2006.
- SIC 12, Equity compensation plans (revised): Changes to the Standing Interpretations Committee SIC 12 came into force on 1 January 2005, which require the consolidation of equity compensation plans. Prior to this change, there was no requirement under IFRS to consolidate these plans. As a result, Clariant consolidated the Employee Participation Fund retrospectively with effect as of 1 January 2004. The consolidation reduced the average shares outstanding by 266 020 due to additional Clariant Ltd shares being held by the formerly unconsolidated Employee Participation Fund, which holds a fixed number of shares for employee compensation plans. Furthermore, the balance sheet item 'Other current assets' was reduced by the amount of CHF 5 million. The consolidation of the fund does not impact EPS to any significant extent, nor does it affect the Cash flow statement.

Overall these changes had the following impact on the balance sheet positions:

Opening balance as at 1 January 2004

- An increase in Investments in associates by CHF 51 million.
- A decrease in Deferred tax assets by CHF 21 million.
- An increase in Trade receivables by CHF 241 million.
- A decrease in Other current assets by CHF 5 million.
- An increase in Deferred income tax liabilities by CHF 15 million.
- A decrease in Provision for non-current liabilities by CHF 30 million.
- An increase in Current financial debts by CHF 241 million.
- A decrease in Current income tax liabilities by CHF 6 million.
- An increase in Total equity by CHF 110 million, thereof CHF 64 million as a result of the inclusion of Minority interests in the presentation of Total equity.

Closing balance as at 31 December 2004

- An increase in Deferred tax assets by CHF 1 million.
- A decrease in Financial fixed assets by CHF 49 million due to the separate presentation of Prepaid pension assets on the face of the balance sheet.
- A decrease in Provision for non-current liabilities by CHF 488 million of which CHF 479 million is due to the separate presentation of Retirement benefit obligations on the face of the balance sheet.
- An increase in Current income tax liabilities by CHF 28 million due to the separate presentation of Current income tax receivables on the face of the balance sheet.
- An increase in Net income by CHF 9 million, of which CHF 7 million is due to the inclusion of profit attributable to Minority interests and 2 million due to the adoption of IFRS 2.
- An increase in Total equity by CHF 112 million, thereof CHF 56 million as a result of the inclusion of Minority interests in the presentation of Total equity.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- IFRS 2: retrospective application for all equity instruments granted after 7 November 2002 and not vested at 1 January 2004;
- IFRS 3: prospective application for reporting periods beginning after 31 March 2004.
- IFRS 5: prospective application for reporting periods beginning after 1 January 2005.

Other new or improved standards had no impact on the Consolidated Financial Statements.

1.05 International Financial Reporting Standards not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1 January 2006 or later periods but which the Group has not early adopted, as follows:

- IAS 39 (amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions (effective from 1 January 2006): The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financials statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into the transaction; and (b) the foreign currency risk will affect consolidated profit or loss. The Group believes that this amendment will not have any significant impact on the classification of financial instruments.
- IAS 39 (amendment), The Fair Value Option (effective from 1 January 2006): This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. The Group believes that this amendment will not have any significant impact on the classification of financial instruments.
- IFRS 7, Financial Instruments: Disclosures (effective from 1 January 2007): This standard introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risk arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The Group assessed the impact of IFRS 7 and it was not adopted early because this standard regulates disclosures only. It would not have had any impact on the Group's accounting policies.

The above mentioned standards will be adopted as they become effective. Other new or revised standards will have no impact on the consolidated financial statements.

1.06 Scope of consolidation

- **Subsidiaries:** Subsidiaries are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has the power to govern the financial and operating policies. These entities are consolidated. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date control is terminated.

  The Group uses the purchase method of accounting to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of a minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the costs of acquisition are less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement (see note 1.11).

- **Investments in associates**: Associates are entities where the Group has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. The Group's investments in associates include goodwill (net of any accumulated impairment loss) identified on acquisition.

  The company's share of the post-acquisition profits or losses of associates is recognized in the income statement and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

  All associates use the same set of accounting policies (IFRS) as apply to the consolidated accounts of the Group.

1.07 Principles and method of consolidation
The annual closing date of the individual financial statements is 31 December. The consolidated financial statements are prepared in accordance with the historical cost convention except for the revaluation to market value of certain financial assets and liabilities and applying uniform presentation and valuation principles.

Intercompany income and expenses, including unrealized gross profits from internal Group transactions and intercompany receivables and payables, are eliminated. The results of minority interests are separately disclosed in the income statement and balance sheet.

1.08 Reclassification
Certain prior year balances have been reclassified to conform to the current year presentation (for details, refer to the respective notes).

1.09 Revenue recognition
Sales of goods are recognized when the significant risks and rewards of ownership of the assets have been transferred to a third party and are reported net of sales taxes and rebates. Provisions for rebates to customers are recognized in the same period that the related sales are recorded, based on the contract terms.

Interest income is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity when it is determined that such income will accrue to the Group. Dividends are recognized when the right to receive payment is established.

1.10 Exchange rate differences

- **Functional currency:** Items included in the financial statements of each entity are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Swiss francs, which is the functional and presentation currency of the parent.

- **Transactions and balances:** Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges and net investment hedges. Translation differences on debt securities and other monetary financial assets measured at fair value are included in foreign exchange gains and losses.

- **Group companies:** Income statements and cash flows of foreign entities are translated into the Group's presentation currency at sales weighted average exchange rates for the year and their balance sheets are translated at the exchange rates prevailing on 31 December. Exchange rate differences arising on the translation of the net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments are taken to shareholders' equity. Net investments also include loans for which settlement is neither planned nor likely to occur in the foreseeable future. When a foreign entity is sold, such exchange rate differences are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of foreign entities after 31 March 2004 are treated as assets and liabilities of the foreign entity and translated at the closing rate.

1.11 Property, plant and equipment
Property, plant and equipment are valued at historical acquisition or production costs and depreciated on a straight-line basis to the income statement, using the following maximum estimated useful lives in accordance with group's guidelines:

■ Buildings	40 years
■ Machinery and equipment	16 years
■ Furniture, vehicles, computer hardware	5 to 10 years
■ Land is not depreciated	

Financing costs associated with the construction of property, plant and equipment are not capitalized.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the costs of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These are included in the income statement.

1.12 Intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash generating units for the purpose of impairment testing. Each of those cash generating units represents the Group's investment in each business segment.

Trademarks and licenses are capitalized at historical cost and amortized on a straight-line basis to the income statement over their estimated useful lives, with a maximum of ten years.

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized on a straight-line basis to the income statement over their estimated useful lives (three to five years). Costs associated with developing and maintaining computer software programs are recognized as an expense when incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Direct costs include the software development employee costs and an appropriate portion of relevant overheads.

1.13 Impairment of assets

Property, plant and equipment and other non-current assets, including goodwill and other intangible assets, are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash generating unit).

An impairment loss is recognized as an expense in the income statement and is first allocated to the goodwill allocated to the cash generating unit and then to the other assets of the cash generating unit. An impairment loss may be reversed, for assets excluding goodwill, in subsequent periods if and only if there is a change in the estimates used to determine the asset's recoverable amount.

1.14 Inventories

Purchased goods are valued at acquisition cost, while self-manufactured products are valued at manufacturing costs including related production overhead costs. Borrowing costs are excluded. Inventory held at the balance sheet date is primarily valued at standard cost, which approximates to actual costs on a weighted average basis. This valuation method is also used for valuing the cost of goods sold in the income statement. Adjustments are made for inventories with a lower net realizable value. Unsaleable inventory is fully written off.

1.15 Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost, less impairment of trade receivables. A provision for the impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers. The amount of the provision is recognized in the income statement.

1.16 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits and calls with banks, as well as short-term investment instruments with an initial lifetime of 90 days or less. Bank overdrafts are shown within financial debt in current liabilities on the balance sheet.

1.17 Derivative financial instruments and hedging

Under IAS 39 derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Depending on the type of financial instrument, fair value calculation techniques include, but are not limited to, quoted market value, present value of estimated future cash flows (e.g. interest rate swaps) or corresponding exchange rates at balance sheet date (e.g. forward foreign exchange contracts). The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designated to hedge a specific risk and qualifies for hedge accounting.

On the date a derivative contract is entered into, Clariant designates certain derivatives as either a) a hedge of the fair value of a recognized asset or liability (fair value hedge), b) a hedge of a forecast transaction (cash flow hedge) or c) a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives in fair value hedges that are highly effective are recognized in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives in cash flow hedges are recognized as a hedging reserve in shareholders' equity. Where the forecast transaction results in the recognition of an asset or liability, the gains and losses previously included in equity are included in the initial measurement of the asset or liability. Otherwise, amounts recorded in equity are transferred to the income statement and classified as revenue or expense in the same period in which the forecast transaction affects the income statement. The gain or loss relating to the ineffective portion is recognized immediately in the income statement.

Hedges of net investments in foreign entities are accounted for similar to cash flow hedges. Clariant hedges certain net investments in foreign entities with foreign currency borrowings and cross currency swaps. All foreign exchange gains and losses on the effective portion of the hedge are recognized in equity and included in cumulative translation differences. Any gains or losses relating to an ineffective portion are recognized immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized in the income statement when the committed or forecast transaction is ultimately recognized in the income statement. However, if a forecast or committed transaction is no longer expected to occur, the cumulative gain or loss that was recognized in equity is immediately transferred to the income statement.

Certain derivative instruments, while providing effective economic hedges under Clariant policies, do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for cash flow hedge accounting under IAS 39 are recognized immediately in the income statement.

Financial instruments are used in the normal course of business to reduce risk arising from currency translation and interest rate or price movements. Clariant manages and records centrally its cover of various positions arising from existing assets and liabilities as well as future business transactions. To minimize counterparty risk, Clariant enters into financial instruments only with reputable international banks. The result of using financial instruments in Clariant's risk management program is permanently monitored, checked and communicated to Group management.

1.18 Leases

Leases under which the Clariant Group assumes substantially all of the risks and benefits of ownership are classified as finance leases. At the inception of the lease, a lease asset and a lease liability are recognized at the lower of the fair value of the leased property or the present value of the minimum lease payments. In subsequent periods the leased asset is depreciated on a straight-line basis, like other property, plant and equipment, over the shorter of its estimated useful life or the lease term. The depreciation amount of the asset and the interest amount on the finance lease liability are charged to the income statement.

A lease is classified as an operating lease if the substance of the transaction does not meet any of the requirements of a finance lease. Lease payments under an operating lease are charged to the income statement on a straight- line basis over the term of the lease.

1.19 Current income tax

The taxable profit (loss) of group companies, on which the reporting p[…]
riod's income tax payable (recoverable) is calculated using applica[…]
local tax rates, is determined in accordance with the rules establis[…]
by the taxation authorities of the countries in which they operate[…]
rent income taxes for current and prior periods, to the extent th[…]
unpaid, are recognized as liabilities. In case income taxes alre[…]
in respect of current and prior periods exceed the income ta[…]
amount of those periods, the exceeding amounts are recogn[…]
sets. Current income tax receivables and current income t[…]
are offset if there is a legally enforceable right to set off th[…]
amounts and if there is the intention to settle on a net ba[…]
the asset and settle the liability simultaneously.

1.20 Deferred income tax

Deferred income tax is calculated using the com[…]
method. This results from the temporary differe[…]
tween the recognition of items in the balance sh[…]
nies used for tax purposes and the one prep[…]
purposes. An exception is that no deferred inc[…]
the temporary differences in investments in[…]
sociates provided that the investor (parent[…]
the timing of the reversal of the temporary[…]
that the temporary difference will not r[…]
ture. Furthermore, withholding taxes or[…]
tribution of retained earnings of grou[…]
account when a dividend has been[…]
tained earnings are reinvested.

Deferred taxes, calculated using applicable local tax rates, are included in non-current assets and non-current liabilities, with any changes during the year recorded in the income statement. Changes in deferred taxes on items that are recognized in equity are recorded in equity.

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

.21 Equity compensation benefits

2005 Clariant replaced its two equity compensation plans, the Clari-
xecutive Stock Option Plan (CESOP) and the Management Stock
ve Plan (MSIP), by the Clariant Executive Bonus Plan (CEBP).
s new plan specific groups of executives and managers are
ertain number of registered shares in Clariant Ltd. The op-
res granted under the old plans up to February 2005 con-
he fair value of the employee services received in ex-
rant of the shares and options is recognized as an
amount to be expensed over the vesting and mea-
etermined by reference to the fair value of the
ted. An adjustment is made for dividends not
ting period. Non-market vesting conditions
about the number of shares and options
xercisable. At each balance sheet date,
of the number of shares and options
e impact of the revision of original
ment, and a corresponding adjust-
ng period.

mployee benefits

schemes. The Group has
lans. A defined benefit
nsion benefit that an
ent on one or more
ation. A defined
up pays fixed
gal or con-
does not
to em-

Some Group companies provide **post-retirement health care benefits** to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions, are charged or credited to the income statement over the expected average remaining working lives of the related employees. These obligations are valued annually by independent qualified actuaries.

For **defined contribution plans**, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. Contributions to defined contribution plans are recorded in the income statement in the period to which they relate.

For **defined benefit plans**, the amount to be recognized in the provision is determined using the Projected Unit Credit Method, according to which, each period of employee service gives rise to an additional unit of benefit entitlement and each unit is measured separately to build up the final obligation. Actuarial valuation techniques that take into consideration the demographic and financial assumptions are used to determine the carrying value of the net post-employment liability. Independent actuaries perform these valuations.

The portion of the actuarial gains and losses to be recognized as income or expense is the excess of the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting year over the greater of 10% of the present value of the defined benefit obligation at that date or 10% of the fair value of any plan assets at that date, divided by the expected average remaining working lives of the employees participating in the plan.

Termination benefits are provided for in accordance with the legal requirements of certain countries. Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

The charges for defined benefit plans, defined contribution plans and termination benefits are included in personnel expenses and reported in the income statement under the corresponding functions of the related employees and in expenses for restructuring and impairment.

1.23 Provisions

Provisions are recognized when the Group has a binding present obligation. This may be either legal because it derives from a contract, legislation or other operation of law, or constructive because the Group created valid expectations on the part of third parties by accepting certain responsibilities. To record such an obligation it must be probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made for the amount of the obligation. The amount recognized as a provision is the best estimate (most probable outcome) of the expenditure required to settle the present obligation at the balance sheet date. The non-current provisions are discounted if the impact is material.

1.24 Research and development

Research and development expenses are capitalized to the extent that the recognition criteria according to IAS 38 are met. The Group considers that regulatory and other uncertainties inherent in the development of key new products preclude it from capitalizing development costs. At the balance sheet date, no research and development projects met the recognition criteria. Laboratory buildings and equipment included in property, plant and equipment are depreciated over their estimated useful lives. The reason for this practice is the structure of research and development in the industries that Clariant engages in, making it difficult to demonstrate how singular intangible assets will generate probable future economic benefits.

1.25 Segment reporting

Clariant is divided operationally on a worldwide basis into the following five divisions, which at the same time are the Group's reportable business segments:

- Textile, Leather & Paper Chemicals
- Pigments & Additives
- Functional Chemicals
- Life Science Chemicals
- Masterbatches

These Divisions which are based on internal management structures, are best described as follows:

The **Textile, Leather & Paper Chemicals Division** is a supplier of specialty chemicals and dyes for the textile, leather and paper industries. Textile dyes include dispersion, reactive, acid and sulfur dyes. The Textile Business encompasses special chemicals for pretreatment, dyeing, printing and finishing of textiles. Optical brighteners and chemicals for functional treatment are also part of the range. The Paper Business supplies paper dyes, optical brighteners and process and pulping chemicals. The Leather Business produces chemicals for refining. Its offering includes all chemicals for finishing and dyeing as well as a complete range of wet-end chemicals.

The **Pigments & Additives Division** develops and produces pigments for paints and lacquers, for plastics and for special applications. The product range includes high-performance pigments to meet the specific demands of the automotive and electronics industries. Printing pigments are supplied to the printing ink industry, and, increasingly, for non-impact printing, ink jet and laser printing. The core business also includes additives to improve heat resistance as well as light and weather resistance of plastics and paint. Halogen-free flame retardants are used in protective coatings, resins, thermoplastics and polyester fibers. The division's portfolio also includes high-quality waxes based on various materials.

The **Functional Chemicals Division's** products are based on surfactants and polymers. The Detergents Business, which offers anionic and cationic surfactants, as well as bleach activators, is a partner to the detergent industry. Performance Chemicals supplies such different industries as personal care products, crop protection, paints, lacquers and plastics. The Process Chemicals Business markets products for the production and refining of oil and natural gas and for metalworking, mining and the aerospace and automotive industry.

The **Life Science Chemicals Division** has two Businesses. The Pharma Business is a service partner for the launch of new drugs and supplies customer-specific late stage intermediates with a high degree of synthesis, patented active ingredients and around 30 different generic active substances. Specialty Fine Chemicals covers a wide range of industrial applications with its silane derivatives, glyoxalic acid derivatives and diketene-based chemicals. It also supplies precursors and active ingredients for crop protection agents.

The **Masterbatches Division** supplies color and additive concentrates and special mixtures of these components mainly for plastic processors. At the local level each of the division's production plants provides a complete technical service for all products and applications.

Corporate: Income and expenses relating to Corporate include the costs of the Group headquarters and those of corporate coordination functions in major countries. In addition, Corporate includes certain items of income and expense, which are not directly attributable to specific divisions.

The Group's divisions are business segments that offer different products. These business segments are managed separately because they manufacture, distribute and sell distinct products, which require differing technologies and marketing strategies. These products are also subject to risks and returns that are different from those of other business segments. Geographical segments provide products within a particular economic environment that are subject to risks and returns that are different from those operating in other economic environments. The Group designates business segments as its primary reportable segments and geographical segments as its secondary reportable segments.

Segment revenue is revenue reported in the company's income statement that is directly attributable to a segment and the relevant portion of the company income that can be allocated on a reasonable basis to a segment, whether from sales to external customers or from transactions with other segments.

Segment expense is an expense resulting from the operating activities of a segment that is directly attributable to the segment and the relevant portion of an expense that can be allocated on a reasonable basis, including expenses relating to sales to external customers and expenses relating to transactions with other segments.

Intersegment sales are determined on an arm's length basis.

Division and business net operating assets consist primarily of property, plant and equipment, intangible assets, inventories and receivables less operating liabilities. Corporate assets and liabilities principally consist of net liquidity (cash, cash equivalents and other current financial assets less financial debts) and deferred and current taxes.

1.26 Treasury shares

Treasury shares are deducted from equity at their par value of CHF 4.75 per share. Differences between this amount and the amount paid for acquiring, or received for disposing of treasury shares are recorded in retained earnings.

1.27 Dividend distribution

Dividend distribution to the Company's shareholders is recognized as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

1.28 Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use.

The Group did not have any non-current assets (or disposal groups) held for sale at the balance sheet date.

1.29 Share capital

All issued shares are ordinary shares and as such are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any group company purchases the company's equity share capital (Treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the company's equity holders.

1.30 Financial debt

Financial debt is recognized initially at fair value, net of transaction costs incurred. Financial debt is subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the financial debt.

Financial debt is classified as a current liability where it is due within 12 months from the balance sheet date. This includes the portion of non-current debt that is due within 12 months. Financial debt is classified as a non-current liability where the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

1.31 Investments

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments on initial recognition and reevaluates this designation at every reporting date.

- Financial assets at fair value through profit or loss: This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if so designated by management. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

- Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money and goods directly to a debtor with no intention of trading the receivable. They are included in current assets in the balance sheet.
- Held-to-maturity investments: Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.
- Available-for-sale financial assets: Available-for-sale financial assets are non-derivatives that are either designated to the category or not classified to any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. There were no outstanding balances in the reporting periods presented.

Purchases and sales of investments are recognized on settlement date, that is the date on which the Group receives or delivers the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortized cost using the effective interest rate method. Realized and unrealized gains and losses arising from changes in the fair value of the 'financial assets at fair value through the profit or loss' category are included in the income statement in the period in which they arise. Unrealized gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognized in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss, is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

1.32 Emission rights

In 2005 the European Union started a system whereby companies are granted certain amounts of rights to emit carbon dioxide. These rights are initially granted free of charge and can be exchanged with other companies. At present the accounting for such emission rights is not clearly regulated by IFRS. Clariant accounts for these rights as follows:

At the time the Group receives emission rights from the governments, these are recognized as intangible assets at fair value (usually represented by the market price). The difference between the amount paid which is usually nil, since the rights are assigned by the governments free of charge, and the fair value of the emission right is recognized as a liability.

When the rights are used in operating activities, this is recognized by recording an expense based on the actual emission in the income statement and a liability in the balance sheet. At the same time, the liability recorded on initial recognition of the emission right is released proportionally to the income statement. At the end of the reporting period the liability recorded as a result of the use of the emission rights and the asset initially recognized for emission rights are offset against each other. If any emission rights are purchased from third parties, they are recorded at historical costs which is usually fair value.

The carrying values of emission rights and the corresponding liability are not revalued due to the subsequent fluctuations in market price.

When emission rights are sold the respective amount recognized as an intangible asset and the respective amount recognized as a liability in the balance sheet are derecognized. The difference between the sale price obtained in the disposal and the net amount of the intangible asset and the liability derecognized is recorded as an income or an expense in the income statement.

2. Financial risk management

2.1 Financial risk factors. The group's activities expose it to a variety of financial risks: market risk (including currency rate risk, cash flow risk, interest rate risk and price risk), credit risk, liquidity risk and settlement risk. The groups' overall risk management program focuses on the unpredictability of financial markets and seeks to reduce potential adverse effects on the group's financial performance at reasonable hedging costs. The group uses derivative financial instruments to hedge certain risk exposures.

Financial risk management is carried out by a central treasury department (Group Treasury) under policies approved by Management and the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close cooperation with the group's operating units. Written principles for overall foreign exchange risk, credit risk, use of derivative financial instruments, non-derivative financial instruments and investing excess liquidity (counterparty risk) are in place.

Market Risk

- Foreign exchange risk: The group operates internationally and is exposed to foreign exchange risks arising from various currency exposures, primarily with respect to the euro and the US dollar. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.

  To manage the foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, entities in the group use forward contracts and FX options, according to the group's foreign exchange risk policy. Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity's functional currency. Group Treasury is responsible, in close coordination with the group's operating units, for managing the net position in each foreign currency by performing appropriate hedging actions.

  The group's risk management policy is to selectively hedge net transaction FX exposures in each major currency according to defined hedging ratios.

  The group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the group's foreign operations are managed primarily through borrowings denominated in the relevant foreign currency.

- Cash flow and fair value interest rate risk: As the group has no significant interest-bearing assets, the group's income and operating cash flows are substantially independent of changes in market interest rates.

  The group's interest rate risk mainly arises from financial debt. Financial debt issued at variable rates expose the group to cash flow interest rate risk. Financial debt issued at fixed rates expose the group to fair value interest rate risk. Group policy is to maintain more than 50% of its borrowings in fixed rate instruments, provided the risk of rising interest rates is seen to be material. Downside interest views allow for a lower fixed rate portion of interest bearing financial debt. At year end, 43% of financial debt was at fixed rates.

Credit risk

The group has no significant concentration of credit risk. It has a group credit risk policy in place to ensure that sales of products are made to customers after an appropriate credit limit allocation process. Derivative counterparties and cash transactions are limited to high-credit-quality financial institutions. The group has limits that restrict the amount of cash being held with financial institutions as well as the amount of open transactions based on their credit ratings.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient, but not excessive, cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying business, Group Treasury aims to maintain flexibility in funding by keeping reasonable amounts of committed credit lines available.

Settlement risk

Settlement risk is the risk that a settlement in a transfer system does not take place as expected. It is part of operational risk that comprises all kinds of risks that arise from weak or inadequate internal processes within the Group, but also due to human and system-based failures.

The group manages settlement risk by relying on a safe and efficient payment system, by entering into financial transactions only with established counterparties which have integrity and are technically able to settle transactions, and by double checking the deal details (derivatives and loans) through the Treasury middle office.

2.2 Fair value estimation. The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for non-current debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

3. Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

3.1 Critical accounting estimates and assumptions

The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(1) Estimated impairment of goodwill and property, plant and equipment

The group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated above in note 1.12. The recoverable amounts of cash generating units have been determined based on value-in-use calculations. In the same procedure the recoverable value of property, plant and equipment is also assessed according to the same rules. These calculations require the use of estimates, in particular in relation to the expected growth of sales, discount rates, the development of raw material prices and the success of the restructuring measures which are being implemented as part of the restructuring program (See notes 5 and 27).

(2) Environmental liabilities

The group is exposed to environmental regulations in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for environmental remediation. The group constantly monitors its sites to ensure compliance with legislative requirements and to assess the liability arising from the need to adapt to changing legal demands. The group recognizes liabilities for environmental remediation based on the latest assessment of the environmental situation of the individual sites and the most recent requirements of the respective legislation. Where the final remediation results in expenses that differ from the amounts that were previously recorded, such differences will impact the income statement in the period in which such determination was made (See notes 16, 19 and 32).

(3) Income and other taxes

The group is subject to income and other taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income and other taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provision in the period in which such determination is made.

(4) Estimates for the accounting for employee benefits

IAS 19, Employee benefits requires that certain assumptions are made in order to determine the amount to be recorded for retirement benefit obligations and pension plan assets, in particular for defined benefit plans. These are mainly actuarial assumptions such as expected inflation rates, long-term increase in health care costs, employee turnover, expected return on plan assets and discount rates. Substantial changes in the assumed development of any one of these variables may significantly change the Group's retirement benefit obligation and pension plan assets (See note 15).

4. Property, plant and equipment

CHF mn	Land	Buildings	Machinery and equipment	Furniture, vehicles, computer hardware	Plant under construction	Total	Insured value at 31 December
At 1 January 2004							
Cost	637	2 392	5 132	577	163	8 901	
Accumulated depreciation	- 151	- 1 508	- 3 983	- 483	–	- 6 125	
Net book value	**486**	**884**	**1 149**	**94**	**163**	**2 776**	
Additions	3	25	95	18	148	289	
Reclassifications	- 1	27	102	10	- 138	0	
Disposals	- 27	- 73	- 78	- 12	- 23	- 213	
Depreciation		- 64	- 207	- 35		- 306	
Impairment		- 17	- 21	- 1		- 39	
Exchange rate differences	- 17	- 21	- 26	0	- 3	- 67	
At 31 December 2004	**444**	**761**	**1 014**	**74**	**147**	**2 440**	
Cost	593	2 274	4 893	508	147	8 415	
Accumulated depreciation	- 149	- 1 513	- 3 879	- 434	–	- 5 975	
Net book value	**444**	**761**	**1 014**	**74**	**147**	**2 440**	**9 862**
Additions	6	21	78	18	225	348	
Acquisitions	5		1			6	
Reclassifications	- 7	51	109	10	- 163	0	
Disposals	- 4	- 4	- 23	- 1	- 2	- 34	
Depreciation		- 61	- 182	- 30		- 273	
Impairment	- 5	- 17	- 54			- 76	
Reversal of impairment		1	16			17	
Exchange rate differences	24	76	62	7	8	177	
At 31 December 2005	**463**	**828**	**1 021**	**78**	**215**	**2 605**	
Cost	619	2 480	5 088	526	215	8 928	
Accumulated depreciation	- 156	- 1 652	- 4 067	- 448		- 6 323	
Net book value	**463**	**828**	**1 021**	**78**	**215**	**2 605**	**10 074**

The capitalized cost of PPE under finance lease contracts at 31 December 2005 amounts to CHF 27 million with a book value of CHF 25 million (2004: CHF 25 million and CHF 10 million respectively). Assets held under finance lease contract are mainly buildings. The corresponding liability related to finance lease contracts is disclosed in note 14.

As at 31 December 2005, commitments for the purchase of PPE totaled CHF 41 million (2004: CHF 45 million).

5. Intangible assets

CHF mn	Goodwill	Other	Total
At 1 January 2004			
Cost	2 807	129	2 936
Accumulated amortization	- 2 388	- 97	- 2 485
Net book value	**419**	**32**	**451**
Additions	17	8	25
Disposals	- 17	- 12	- 29
Amortization	- 30	- 10	- 40
Exchange rate differences	- 2		- 2
At 31 December 2004	**387**	**18**	**405**
Cost	2 807	113	2 920
Accumulated amortization	- 2 420	- 95	- 2 515
Net book value	**387**	**18**	**405**
Additions	12	5	17
Amortization		- 10	- 10
Exchange rate differences	4	2	6
At 31 December 2005	**403**	**15**	**418**
Cost[1]	403	122	525
Accumulated amortization		- 107	- 107
Net book value	**403**	**15**	**418**

[1] Accumulated amoritization as at 1 January 2005 has been eliminated with a corresponding decrease in the cost of goodwill.

The amount reported as goodwill is the result of a number of acquisitions in various divisions. The principal amount is the goodwill arising on the acquisition of BTP in 2000 with a carrying amount of CHF 330 million pertaining to the Textile, Leather & Paper Chemicals Division. All goodwill is tested annually for impairment. Other intangibles comprise patents, trademarks and software etc. Clariant does not have any internally generated intangible assets.

Additions to the carrying amount of goodwill in 2005 mainly include CHF 3 million of goodwill arising from the purchase of business activities (see note 24) and CHF 8 million from the purchase of minority shares of Colour-Chem Ltd, Mumbai, a fully consolidated subsidiary of the Group. In addition to that, CHF 1 million of goodwill arising from the purchase of minority shares of various fully consolidated subsidiaries of the Group was recognized.

Impairment test for goodwill.

Goodwill is allocated to the Group's cash generating units (CGUs). CGUs consist of either business segments in accordance with the Group's segment reporting or, in the case where independent cash flows can be identified, of parts of the respective Business segment.

Goodwill is allocated to the following CGUs:

CHF mn	**31.12.2005**	31.12.2004
Textiles	6	3
Leather	331	331
Pigments & Additives	29	24
Masterbatches	30	27
Functional Chemicals	7	2
Net book value at 31 December 2005	**403**	**387**

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated. The main assumption used for cash flow projections were EBITDA in percent of sales and sales growth. The assumptions regarding these two variables *are based on management's past experience and future expectations* of business performance. The pre-tax discount rates used are based on the Group's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The assumed discount rate was 9% for all cash generating units.

The most important part of goodwill is the amount of CHF 330 million remaining from the BTP acquisition in 2000. This goodwill is allocated to the CGU Leather. For the impairment testing procedure it was assumed that the CGU would achieve sales growth above market growth

for the planning period. It was also assumed that EBITDA in percent of sales will increase over present performance due to the optimization of structural costs. If the assumed growth rate was reduced by 1%, the carrying amount of the CGU Leather would exceed its recoverable amount by approximately CHF 19 million. The CGU Leather's recoverable amount and the carrying amount would be equal if the assumed rate of sales growth was reduced by 0.6%.

The CGU Masterbatches holds goodwill in the amount of CHF 30 million. For the impairment testing procedure it was assumed that the CGU will achieve sales growth slightly above market growth for the planning period. It was also assumed the EBITDA in percent of sales will improve over present performance as a result of the restructuring measures implemented. The CGU Pigments & Addditives holds goodwill in the amount of CHF 29 million. For the impairment testing procedure it was assumed that the CGU will achieve sales growth above market growth. It was also assumed that the EBITDA in percent of sales will improve over present performance as a result of the restructuring measures implemented.

6. Investments in associates

CHF mn	2005	2004
Beginning of the year	277	312
Effect of the restatement[1]		51
Beginning of the year (restated)	**277**	**363**
Acquisitions and disposals	3	- 69
Share of profit/loss	23	26
Dividends received	- 24	- 31
Reclassifications to other assets	- 2	- 5
Exchange rate differences	5	- 7
End of the year	**282**	**277**

[1] Restated, refer to note 1.04 for details.

The key financial data of the Group's principal associates are as follows:

CHF mn	Country of incorporation	Assets	Liabilities	Revenue	Profit / Loss	% Interest held
2004						
Infraserv GmbH & Co. Höchst KG	Germany	1 088	557	1 399	45	32
Infraserv GmbH & Co. Gendorf KG	Germany	183	83	291	9	50
Infraserv GmbH & Co. Knapsack KG	Germany	170	64	233	6	21
Others		95	50	373	4	–
Total		**1 536**	**754**	**2 296**	**64**	

CHF mn	Country of incorporation	Assets	Liabilities	Revenue	Profit / Loss	% Interest held
2005						
Infraserv GmbH & Co. Höchst KG	Germany	1 039	525	1 260	35	32
Infraserv GmbH & Co. Gendorf KG	Germany	195	99	306	8	50
Infraserv GmbH & Co. Knapsack KG	Germany	169	64	240	8	21
Others		113	61	239	8	–
Total		**1 516**	**749**	**2 045**	**59**	

There were no unrecognized losses in the years 2005 and 2004. No accumulated unrecognized losses existed as at the Balance sheet date.

7. Financial assets

CHF mn	2005	2004[1]
Beginning of the year	47	2
Exchange rate differences	-1	-1
Accrued interest	3	–
Reclassification from associates	–	5
Additions	–	41
Capital reduction and disposals	-2	–
End of the year	**47**	**47**

Financial assets include the following:

CHF mn	31.12.2005	31.12.2004[1]
Vendor loan note	44	41
Other investments	3	6
Total	**47**	**47**

[1] Restated. Pension plan asset is now shown separately on the face of the Balance sheet.

The Vendor loan note was accepted as part of the payment for the disposal of Electronic Materials in 2004.

The carrying amounts of the above assets are classified as follows:

CHF mn	31.12.2005	31.12.2004
Held to maturity	44	41
Designated at fair value through profit or loss	3	6
Total	**47**	**47**

8. Taxes

CHF mn	2005	2004[1]
Current income taxes	-68	-139
Deferred income taxes	-10	-2
Total	**-78**	**-141**

[1] Restated, refer to note 1.04 for details.

The main elements contributing to the difference between the Group's overall expected tax expense/rate and the effective tax expense/rate are:

	2005 CHF mn	2005 %	2004[1] CHF mn	2004[1] %
Income before tax	**270**		**300**	
Expected tax expense/rate[2]	**-75**	27.8	**-96**	32.0
Effect of taxes on items not tax-deductible	-34	12.6	-46	15.5
Effect of utilization and changes in recognition of tax losses and tax credits	40	-14.8	15	-5.1
Effect of tax losses and tax credits of current year not recognized	-8	3.0	-4	1.3
Effect of adjustments to current taxes due to prior periods	10	-3.7	-8	2.6
Effect of tax exempt income	2	-0.8	14	-4.7
Effect of other items	-13	4.8	-16	5.4
Effective tax expense/rate	**-78**	28.9	**-141**	47.0

[1] Restated, refer to note 1.04 for details.
[2] Calculated based on the income before tax of each subsidiary (weighted average).

Compared to 2004 the expected tax rate was significantly lower in 2005 because a larger part of the profit was incurred in low tax countries.

The movement of the net deferred tax balance is as follows:

CHF mn	2005	2004
Beginning of the year	-129	-128
Exchange rate differences	-1	1
Income statement charge	-10	-2
End of the year	**-140**	**-129**

8. Taxes (continued)

The deferred tax assets and liabilities arose as follows on the different types of temporary differences:

CHF mn	31.12.2005	31.12.2004[1]
Deferred tax liabilities on:		
PPE and intangible assets	380	318
Prepaid pensions, other accruals and provisions	10	70
Total deferred tax liabilities	**390**	**388**
Deferred tax assets on:		
PPE and intangible assets	68	63
Retirement benefit obligations	84	83
Tax losses carried forward and tax credits	41	45
Other accruals and provisions	57	68
Total deferred tax assets	**250**	**259**

[1] Restated, refer to note 1.04 for details.

Deferred tax assets capitalized on tax losses carried forward comprise a tax loss capitalized in the French subsidiaries in the amount of CHF 18 million. Clariant is confident it can recover this tax loss as a result of the efforts made both in the restructuring program and in the implementation of the new Principal structure.

The total of temporary differences on investments in subsidiaries, for which no deferred taxes were calculated, was CHF 1 024 million at 31 December 2005 (CHF 1 173 million at 31 December 2004).

Tax losses on which no deferred tax assets were calculated are as follows:

CHF mn	31.12.2005	31.12.2004
Expiry by:		
2005	–	34
2006	32	32
2007	31	31
2008	699	930
2009	640	–
after 2009 (2004: after 2008)	753	1 289
Total	**2 155**	**2 316**

CHF mn	31.12.2005	31.12.2004
Unrecognized tax credits	**6**	**3**

The tax credits expire between 2006 and 2011.

9. Inventories

CHF mn	31.12.2005	31.12.2004
Raw material, consumables, work in progress	597	522
Finished products	938	803
Total	**1 535**	**1 325**

CHF mn	2005	2004
Movements in write-downs of inventories		
Beginning of the year	68	100
Write-downs on inventories	71	48
Reversal of write-downs	- 64	- 80
End of the year	**75**	**68**

The Cost of inventories recognized as an expense and included in Costs of goods sold amounted to CHF 3 593 million (2004: CHF 3 538 million).

10. Trade receivables

CHF mn	31.12.2005	31.12.2004[1]
Trade receivables gross	1 555	1 439
Less: provision for impairment of trade receivables	- 67	- 65
Total trade receivables - net	**1 488**	**1 374**

[1] Restated, refer to note 1.04 for details.

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

The Group has recognized a loss of CHF 22 million (2004: CHF 17 million) for the impairment of trade receivables during the year ended 31 December 2005. The loss has been included in marketing and distribution in the income statement.

The amount recognized in the books for trade receivables is equal to their fair value.

11. Other current assets

Other current assets include the following:

CHF mn	31.12.2005	31.12.2004[1]
Other receivables	229	226
Current financial assets	45	153
Prepaid expenses and accrued income	70	40
Total	**344**	**419**

[1] Restated, refer to note 1.04 for details.

Other receivables include staff loans, advances, advance payments and deposits.

Current financial assets include deposits with a term exceeding 90 days, securities and loans to third parties and are classified as financial assets at fair value through profit or loss at inception.

12. Cash and cash equivalents

CHF mn	31.12.2005	31.12.2004
Cash at bank and on hand	215	306
Short-term bank deposits	8	1 171
Total	**223**	**1 477**

The effective interest rate on short-term bank deposits in CHF was 0.68% (2004: 0.46%); these deposits have an average maturity of 70 days.

The effective interest rate on short-term bank deposits in EUR was 2.07% (2004: 2.0%); these deposits have an average maturity of 1.7 days.

There were no major cash flows on short-term bank deposits denominated in other currencies.

13. Changes in share capital and treasury shares

Registered shares each with a par value of CHF 4.75 (2004: CHF 5)	Number of shares 2005	Par value 2005 CHF mn	Number of shares 2004	Par value 2004 CHF mn
At 1 January	230 160 000	1 093	153 440 000	767
Issuance of share capital			76 720 000	384
At 31 December	**230 160 000**	**1 093**	**230 160 000**	**1 151**
Treasury shares	- 3 867 293	- 18	- 3 388 421	- 17
Outstanding capital at 31 December	**226 292 707**	**1 075**	**226 771 579**	**1 134**

Treasury shares (number of shares)	**2005**	2004
Holdings at 1 January	3 388 421	3 532 869
Adjustment due to the inclusion of employee participation fund shares	–	266 020
Holdings at 1 January (restated)	3 388 421	3 798 889
Shares purchased at fair market value	1 060 000	721 642
Shares sold at fair market value	- 150 000	- 800 000
Shares transferred to employees	- 431 128	- 332 110
Holdings at 31 December	**3 867 293**	**3 388 421**

All shares are duly authorized and fully paid in.

Dividends are paid out as and when declared and are paid out equally on all shares, including treasury shares.

In accordance with Article 5 of the Articles of Incorporation, no limitations exist with regard to the registration of shares which are acquired in one's own name and on one's own account. Special rules exist for nominees.

In accordance with Article 12 of the Articles of Incorporation, each share has the right to one vote. A shareholder can only vote for his own shares and for represented shares, up to a maximum of 10% of the total share capital.

14. Non-current financial debts

CHF mn	Interest rate in %	Term	**Original amount**	Repurchased	**Net amount 31.12.2005**	Net amount 31.12.2004
Straight bonds	4.125	1996–2006	200	- 41	159	154
Straight bonds	3.750	1997–2007	200	- 25	175	175
Straight bonds	3.000	1998–2005	250	- 250	–	201
Straight bonds	4.250	2000–2008	500	- 116	384	384
Total straight bonds			**1 150**	**- 432**	**718**	**914**
Liabilities to banks and other financial institutions[1]					**57**	**1 424**
Obligations under finance leases					**22**	**7**
Subtotal					**797**	**2 345**
Less current portion					**- 198**	**- 622**
Total					**599**	**1 723**
Breakdown by maturity				2006		345
				2007	180	644
				2008	393	555
				2009		171
				2010		
				thereafter	26	8
Total					**599**	**1 723**
Breakdown by currency				CHF	559	793
				EUR	24	287
				USD	3	–
				JPY	–	603
				other	13	40
Total					**599**	**1 723**
Fair value comparison (including current portion)						
Straight bonds					744	950
Others					79	1 507
Total					**823**	**2 457**
Total net book value of assets pledged as collateral for financial debts					**101**	**66**
Total collaterized financial debts					22	28

[1] Average interest rate in 2005: 4.3% (2004: 4.7%).

In 2005, bonds in the amount of CHF 201 million were paid back on expiry in order to reduce financial debt (CHF 250 million in 2004).

In 2005, drawings under two facilities were prematurely repaid in the amount of CHF 964 million.

Covenants. After having paid back substantial amounts of bank loans, Clariant Ltd is now borrowing and guaranteeing all obligations under one remaining syndicated bank facility. The facility ranks pari passu with all other unsubordinated third-party debt.

The facility contains customary covenants that restrict the sale of assets, mergers, liens, sale-leaseback transactions and acquisitions, and requires the Group to maintain specified interest cover ratios. These ratios are tested at the end of each financial half-year. The facility does not affect the ability of the Group to utilize its accounts receivable securitization program. The Group is in compliance with all covenants.

Exposure of the Group's borrowings to interest rate changes

- Bonds: The interest rates of all bonds are fixed.
- Liabilities to banks and other financial institutions: Mostly consisting of syndicated bank loans with variable interest rates (LIBOR plus applicable margin according to a defined pricing grid based on the Group's performance).
- Other financial debt: Mostly current debt at variable interest rates.

15. Retirement benefit obligations

Apart from the legally required social security schemes, the Group has numerous independent pension plans. The assets are principally held externally. For certain Group companies however, no independent assets exist for the pension and other non-current employee benefit obligations. In these cases the related liability is included in the balance sheet.

Defined benefit post-employment plans

Defined benefit pensions and termination plans cover the majority of the Group's employees. Future obligations and the corresponding assets of those plans considered as defined benefit plans under IAS 19 are reappraised annually and reassessed at least every three years by independent actuaries. Assets are valued at fair values. US employees transferred to Clariant with the Hoechst Specialty Chemicals business remain insured with Hoechst for their pension claims incurred prior to 30 June 1997.

Post-employment medical benefits

The Group operates a number of post-employment medical benefit schemes in the USA, Canada and France. The method of accounting for the liabilities associated with these plans is similar to the one used for defined benefit pension schemes. These plans are not externally funded, but are covered by provisions in the balance sheets of the Group companies concerned.

Expenses for net benefits are recorded in the same line and function in which the personnel costs are recorded.

Changes in the present value of defined benefit obligations:

CHF mn	Pension plans (funded and unfunded)		Post-employment medical benefits (unfunded)	
	2005	2004	**2005**	2004
Beginning of the year	1 828	1 764	86	113
Current service cost	54	61	2	2
Interest costs on obligation	83	85	5	6
Contributions to plan by employees	11	12	–	–
Benefits paid out to personnel in reporting period	- 92	- 64	- 5	- 3
Actuarial loss (gain) of reporting period	155	–	12	–
Past service costs (gains) of reporting period	–	–	–	- 24
Termination benefits	–	24	–	–
Losses (gains) on curtailments or settlements	2	- 2	–	- 1
Reduction in obligations due to divestitures	- 7	- 24	–	–
Exchange rate differences	63	- 28	13	- 7
End of the year	**2 097**	**1 828**	**113**	**86**

Changes in the fair value of plan assets:

CHF mn	**2005**	2004
Beginning of the year	1 310	1 243
Expected return on plan assets	72	67
Contributions to plan by employees	11	12
Contributions to plan by employer	69	40
Benefits paid out to personnel in reporting period	- 66	- 43
Actuarial gain (loss) of reporting period	123	31
Termination benefits	–	- 6
Gains (losses) on curtailments or settlements	–	- 2
Reduction in assets due to divestitures	–	- 9
Exchange rate differences	48	- 23
End of the year	**1 567**	**1 310**

The Group expects to contribute CHF 44 million to its defined benefit pension plans in 2006.

The pension plan assets include registered shares issued by the company with a fair value of CHF 397 000 at 31 December 2005 (2004: CHF 124 000).

The amounts recognized in the balance sheet:

CHF mn	Defined benefit pension plans		Post-employment medical benefits		Total	
	2005	2004	**2005**	2004	**2005**	2004
Present value of funded obligations	- 1 653	- 1 475			- 1 653	- 1 475
Fair value of plan assets	1 567	1 310			1 567	1 310
Deficit	**- 86**	**- 165**			**- 86**	**- 165**
Present value of unfunded obligations	- 444	- 353	- 113	- 86	- 557	- 439
Unrecognized actuarial losses (gains)	251	219	16	3	267	222
Unrecognized past service costs (gains)	–		- 20	- 20	- 20	- 20
Net liabilities in the balance sheet	**- 279**	**- 299**	**- 117**	**- 103**	**- 396**	**- 402**

Thereof recognized in:

CHF mn	**2005**	2004	**2005**	2004	**2005**	2004
Defined benefit obligation	- 356	- 348	- 117	- 103	- 473	- 451
Prepaid pension assets	77	49	–	–	77	49
Net liabilities in the balance sheet for defined benefit plans	**- 279**	**- 299**	**- 117**	**- 103**	**- 396**	**- 402**

The amounts recognized in the income statement:

CHF mn	**2005**	2004	**2005**	2004	**2005**	2004
Current service cost	- 54	- 61	- 2	- 2	- 56	- 63
Interest cost	- 83	- 85	- 5	- 6	- 88	- 91
Expected return on plan assets	72	67	–	–	72	67
Net actuarial losses recognized in the current year	- 9	- 13	–	–	- 9	- 13
Past service costs recognized in the current year	–	–	3	2	3	2
Termination benefits	–	- 30	–	–	–	- 30
Effect of curtailments and settlements	- 1	- 9	–	–	- 1	- 9
Total expenses	- 75	- 131	- 4	- 6	- 79	- 137
Actual return on plan assets	**195**	**98**			**195**	**98**

Reconciliation to prepaid pension assets and retirement benefit obligations reported in the balance sheet:

CHF mn	**2005**	2004
Defined benefit obligation	- 473	- 451
Defined contribution obligation	- 34	- 28
Retirement benefit obligations	**- 507**	**- 479**
Prepaid pension assets	**77**	**49**
Net retirement benefit obligations recognized	**- 430**	**- 430**

The major categories of plan assets as a percentage of total plan assets:

	2005 %	2004 %
Equities	46	46
Bonds	31	27
Cash	7	12
Property	9	9
Alternative investments	7	6

Principal actuarial assumptions at the balance sheet date in % weighted average:

	2005 %	2004 %
Discount rate	4.0	4.6
Expected return on plan assets	5.4	5.3
Expected inflation rate	2.4	2.8
Long-term increase in health care costs	9.5	9.4

A one percentage point change in health care cost trend rates would have the following effects:

CHF mn	One percentage point increase	One percentage point decrease
Effect on the aggregate of the service cost and interest cost	1	- 1
Effect on defined benefit obligation	8	- 6

Amounts for current and previous period:

Defined benefit pension plans CHF mn	**2005**	**2004**
Defined benefit obligation for pension plans, funded and unfunded	- 2 097	- 1 828
Fair value of plan assets	1 567	1 310
Deficit	**- 530**	**- 518**
Experience adjustments on plan liabilities	155	
Experience adjustments on plan assets	123	31

Post-employment medical benefits CHF mn	**2005**	**2004**
Defined benefit obligation for post-employment medical plans	- 113	- 86
Experience adjustments on plan liabilities	12	

Defined contribution post-employment plans.
In 2005, CHF 34 million were charged to the income statements of the Group companies as contributions to defined contribution plans (2004: CHF 34 million).

16. Movements in provisions for non-current liabilities

CHF mn	Non-current environmental provisions	Non-current personnel provisions[1]	Non-current restructuring provisions	Other non-current provisions	**Total provision for non-current liabilities 2005**	Total provision for non-current liabilities 2004[2]
At 1 January	204	77	–	38	319	356
Additions	1	18	1	14	34	57
Reclassifications	- 26	- 20	2	1	- 43	–
Amounts used	- 9	- 14		- 4	- 27	- 72
Unused amounts reversed	- 1	- 12		- 5	- 18	- 15
Changes due to the passage of time and changes in discount rates	3	1		1	5	3
Exchange rate differences	9		3	7	19	- 10
At 31 December	**181**	**50**	**6**	**52**	**289**	**319**
Debts falling due						
Between 1 and 3 years	39	11	5	12	67	65
Between 3 and 5 years	15	21	1	8	45	35
Over 5 years	127	18		32	177	219
At 31 December	**181**	**50**	**6**	**52**	**289**	**319**

[1] Restated for separate disclosure of retirement benefit obligation on the face of the Balance sheet.
[2] Restated, refer to note 1.04 for details.

Environmental provisions. Provisions for environmental liabilities are made when there is a legal or constructive obligation for the Group which will result in an outflow of economic resources. It is difficult to estimate the action required by Clariant in the future to correct the effects on the environment of prior disposal or release of chemical substances by Clariant or other parties and the associated costs, pursuant to environmental laws and regulations. The material components of the environmental provisions consist of the cost to fully clean and refurbish contaminated sites and to treat and contain contamination at sites where the environmental exposure is less severe. The Group's future remediation expenses are affected by a number of uncertainties which include, but are not limited to, the method and extent of remediation and the percentage of material attributable to Clariant at the remediation sites relative to that attributable to other parties.

The environmental provisions reported in the balance sheet concern a number of different obligations, mainly in Switzerland, the United States, Germany, the United Kingdom, Brazil and Italy.

Provisions are made for remedial work where there is an obligation to remedy environmental damage, as well as for containment work where required by environmental regulations. All provisions relate to environmental liabilities arising in connection with activities that occurred prior to the date when Clariant took control of the relevant site.

Non-current personnel provisions. Non-current personnel provisions include compensated long-term absences such as sabbatical leave, jubilee or other long-service benefits, non-current disability benefits, profit sharing and bonuses payable twelve months or more after the end of the period in which they are earned.

Restructuring provisions. Restructuring provisions are established where there is a legal or constructive obligation for the Group that will result in the outflow of economic resources and which is expected to occur twelve months or more after the end of the reporting period. The term restructuring refers to activities that have as a consequence, staff redundancies and the shutdown of production lines or entire sites. However, expenses for termination benefits which are borne by the pension and termination plans are included in pension plan liabilities.

Other non-current provisions. Other non-current provisions include provisions for obligations relating to tax and legal cases in various countries where settlement is expected after twelve months or more.

All non-current provisions are discounted to reflect the time value of money where material. Discount rates reflect current market assessments of the time value of money and the risk specific to the provisions in the respective countries.

17. Trade payables

CHF mn	31.12.2005	31.12.2004
Trade payables	746	646
Accruals	308	353
Other payables	151	166
Total	**1 205**	**1 165**

18. Current financial debts

CHF mn	31.12.2005	31.12.2004[1]
Banks and other financial institutions (including employee's accounts)	939	550
Current portion of non-current financial debts	198	622
Total	**1 137**	**1 172**

[1] Restated, refer to note 1.04 for details.

19. Movements in provisions for current liabilities

Environmental provisions. Provisions for environmental liabilities are made when there is a legal or constructive obligation for the Group which will result in an outflow of economic resources. It is difficult to estimate the action required by Clariant in the future to correct the effects on the environment of prior disposal or release of chemical substances by Clariant or other parties, and the associated costs, pursuant to environmental laws and regulations. The material components of the environmental provisions consist of the cost to fully clean and refurbish contaminated sites and to treat and contain contamination at sites where the environmental exposure is less severe. The Group's future remediation expenses are affected by a number of uncertainties which include, but are not limited to, the method and extent of remediation and the percentage of material attributable to Clariant at the remediation sites relative to that attributable to other parties. The environmental provisions reported in the balance sheet concern a number of different obligations, mainly in Switzerland, the United States, Germany, the United Kingdom, Brazil and Italy.

Provisions are made for remedial work where there is an obligation to remedy environmental damage, as well as for containment work where required by environmental regulations. All provisions relate to environmental liabilities arising in connection with activities that occurred prior to the date when Clariant took control of the relevant site.

Restructuring provisions. Restructuring provisions are established where there is a legal or constructive obligation for the Group that will result in the outflow of economic resources and which is expected to occur within the next twelve months. The term restructuring refers to activities that have as a consequence, staff redundancies and the shut-down of production lines or entire sites. However, expenses for termination benefits which are borne by the pension and termination plans are included in pension plan liabilities (see note 15).

Current personnel provisions. Liabilities from personnel costs include holiday entitlements, compensated absences such as annual leave, profit sharing and bonuses payable within twelve months, and non-monetary benefits such as medical care, housing and cars for current employees, payable within twelve months. Such provisions are accrued in proportion to the services rendered by the employees concerned.

Other current provisions. Other current provisions are recorded for liabilities (comprising tax, legal and other items in various countries) falling due within the next twelve months, for which no invoice has been received at the reporting date and/or for which the amount can only be reliably estimated.

CHF mn	Environmental provisions	Restructuring provisions	Current personnel provisions	Other current provisions	**Total provisions for current liabilities 2005**	Total provisions for current liabilities 2004
At 1 January	–	60	114	191	365	363
Additions and reclassifications	27	37	189	114	367	312
Amounts used	- 6	- 24	- 148	- 112	- 290	- 284
Unused amounts reversed	- 1	- 5	- 5	- 18	- 29	- 33
Exchange rate differences	1	1	10	6	18	7
At 31 December	**21**	**69**	**160**	**181**	**431**	**365**

Changes in the fair value of derivatives in cash flow hedges are recognized as a hedging reserve in shareholders' equity. Where the forecast transaction results in the recognition of an asset or liability, the gains and losses previously included in equity are included in the initial measurement of the asset or liability. Otherwise, amounts recorded in equity are transferred to the income statement and classified as revenue or expense in the same period in which the forecast transaction affects the income statement. The gain or loss relating to the ineffective portion is recognized immediately in the income statement.

Hedges of net investments in foreign entities are accounted for similar to cash flow hedges. Clariant hedges certain net investments in foreign entities with foreign currency borrowings and cross currency swaps. All foreign exchange gains and losses on the effective portion of the hedge are recognized in equity and included in cumulative translation differences. Any gains or losses relating to an ineffective portion are recognized immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized in the income statement when the committed or forecast transaction is ultimately recognized in the income statement. However, if a forecast or committed transaction is no longer expected to occur, the cumulative gain or loss that was recognized in equity is immediately transferred to the income statement.

Certain derivative instruments, while providing effective economic hedges under Clariant policies, do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for cash flow hedge accounting under IAS 39 are recognized immediately in the income statement.

Financial instruments are used in the normal course of business to reduce risk arising from currency translation and interest rate or price movements. Clariant manages and records centrally its cover of various positions arising from existing assets and liabilities as well as future business transactions. To minimize counterparty risk, Clariant enters into financial instruments only with reputable international banks. The result of using financial instruments in Clariant's risk management program is permanently monitored, checked and communicated to Group management.

1.18 Leases

Leases under which the Clariant Group assumes substantially all of the risks and benefits of ownership are classified as finance leases. At the inception of the lease, a lease asset and a lease liability are recognized at the lower of the fair value of the leased property or the present value of the minimum lease payments. In subsequent periods the leased asset is depreciated on a straight-line basis, like other property, plant and equipment, over the shorter of its estimated useful life or the lease term. The depreciation amount of the asset and the interest amount on the finance lease liability are charged to the income statement.

A lease is classified as an operating lease if the substance of the transaction does not meet any of the requirements of a finance lease. Lease payments under an operating lease are charged to the income statement on a straight- line basis over the term of the lease.

1.19 Current income tax

The taxable profit (loss) of group companies, on which the reporting period's income tax payable (recoverable) is calculated using applicable local tax rates, is determined in accordance with the rules established by the taxation authorities of the countries in which they operate. Current income taxes for current and prior periods, to the extent they are unpaid, are recognized as liabilities. In case income taxes already paid in respect of current and prior periods exceed the income tax liability amount of those periods, the exceeding amounts are recognized as assets. Current income tax receivables and current income tax liabilities are offset if there is a legally enforceable right to set off the recognized amounts and if there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

1.20 Deferred income tax

Deferred income tax is calculated using the comprehensive liability method. This results from the temporary differences that arise between the recognition of items in the balance sheets of group companies used for tax purposes and the one prepared for consolidation purposes. An exception is that no deferred income tax is calculated for the temporary differences in investments in group companies and associates provided that the investor (parent company) is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Furthermore, withholding taxes or other taxes on the eventual distribution of retained earnings of group companies, are only taken into account when a dividend has been planned, since generally the retained earnings are reinvested.

Deferred taxes, calculated using applicable local tax rates, are included in non-current assets and non-current liabilities, with any changes during the year recorded in the income statement. Changes in deferred taxes on items that are recognized in equity are recorded in equity.

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

1.21 Equity compensation benefits

In 2005 Clariant replaced its two equity compensation plans, the Clariant Executive Stock Option Plan (CESOP) and the Management Stock Incentive Plan (MSIP), by the Clariant Executive Bonus Plan (CEBP). Under this new plan specific groups of executives and managers are granted a certain number of registered shares in Clariant Ltd. The options and shares granted under the old plans up to February 2005 continue to vest. The fair value of the employee services received in exchange for the grant of the shares and options is recognized as an expense. The total amount to be expensed over the vesting and measurement periods is determined by reference to the fair value of the shares and options granted. An adjustment is made for dividends not distributed during the vesting period. Non-market vesting conditions are included in assumptions about the number of shares and options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of shares and options expected to vest. It recognizes the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

1.22 Obligations for pensions and similar employee benefits

Group companies operate various pension schemes. The Group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

Some Group companies provide **post-retirement health care benefits** to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions, are charged or credited to the income statement over the expected average remaining working lives of the related employees. These obligations are valued annually by independent qualified actuaries.

For **defined contribution plans**, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. Contributions to defined contribution plans are recorded in the income statement in the period to which they relate.

For **defined benefit plans,** the amount to be recognized in the provision is determined using the Projected Unit Credit Method, according to which, each period of employee service gives rise to an additional unit of benefit entitlement and each unit is measured separately to build up the final obligation. Actuarial valuation techniques that take into consideration the demographic and financial assumptions are used to determine the carrying value of the net post-employment liability. Independent actuaries perform these valuations.

The portion of the actuarial gains and losses to be recognized as income or expense is the excess of the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting year over the greater of 10% of the present value of the defined benefit obligation at that date or 10% of the fair value of any plan assets at that date, divided by the expected average remaining working lives of the employees participating in the plan.

Termination benefits are provided for in accordance with the legal requirements of certain countries. Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

Segment assets consist primarily of property, plant and equipment, goodwill, inventories, receivables and investments in associates. They exclude deferred tax assets, financial fixed assets and operating cash. Segment liabilities comprise trade payables. They exclude items such as taxation, provisions for liabilities and corporate borrowings.

Capital expenditure comprises additions to property, plant and equipment and intangibles.

	Functional Chemicals (FUN)		Life Science Chemicals (LSC)		Total divisions continuing operations		Corporate		Total continuing operations		Discontinued operations		Total Group	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	2 095	2 034	892	1 101	8 261	8 386			8 261	8 386		386	8 261	8 772
	- 12	- 57	- 9	- 73	- 80	- 242			- 80	- 242			- 80	- 242
	2 083	1 977	883	1 028	8 181	8 144			8 181	8 144		386	8 181	8 530
	- 1 880	- 1 758	- 868	- 1 005	- 7 548	- 7 458	- 140	- 118	- 7 688	- 7 576		- 344	- 7 688	- 7 920
	7	5			26	24	- 3	2	23	26			23	26
		6		89		95	- 2		- 2	95			- 2	95
			28	- 6	28	- 32	12		40	- 32			40	- 32
	- 13	- 10	- 79	- 11	- 136	- 112	- 50	- 24	- 186	- 136			- 186	- 136
						- 30				- 30				- 30
	197	220	- 36	95	551	631	- 183	- 140	368	491		42	368	533
									- 132	- 154			- 132	- 154
									34	- 79			34	- 79
									270	258		42	270	300
									- 78	- 134		- 7	- 78	- 141
									192	124		35	192	159
	1 159	916	633	836	6 222	5 743	1 102	2 357	7 324	8 100			7 324	8 100
	- 162	- 147	- 68	- 84	- 648	- 630	- 4 085	- 5 156	- 4 733	- 5 786			- 4 733	- 5 786
	997	769	565	752	5 574	5 113	- 2 983	- 2 799	2 591	2 314			2 591	2 314
							1 508	1 331	1 508	1 331			1 508	1 331
	997	769	565	752	5 574	5 113	- 1 475	- 1 468	4 099	3 645			4 099	3 645
	64	43	47	36	322	242	31	29	353	271		26	353	297
	53	45	3	3	271	266	11	11	282	277			282	277
	197	220	- 36	95	551	631	- 183	- 140	368	491		42	368	533
	49	49	38	54	259	281	14	5	273	286		20	273	306
	2	7	61	15	59	39			59	39			59	39
						30				30				30
					1	1	9	7	10	8		2	10	10
	248	276	63	164	870	982	- 160	- 128	710	854		64	710	918
	13	10	79	11	136	112	50	24	186	136			186	136
	- 2	- 7	- 61	- 15	- 59	- 39			- 59	- 39			- 59	- 39
		- 6	- 28	- 83	- 28	- 63	- 10		- 38	- 63			- 38	- 63
	259	273	53	77	919	992	- 120	- 104	799	888		64	799	952
	197	220	- 36	95	551	631	- 183	- 140	368	491		42	368	533
	13	10	79	11	136	112	50	24	186	136			186	136
		- 6	- 28	- 83	- 28	- 63	- 10		- 38	- 63			- 38	- 63
						30				30				30
	210	224	15	23	659	710	- 143	- 116	516	594		42	516	636

22. Non-current assets held for sale and discontinued operations

IFRS 5, 'Non-current assets held for sale and discontinued operations' has been applied propspectively from 1 January 2005.

At 31 December 2005 there were no non-current assets classified as held for sale nor were there any discontinued operations.

In 2005 the cash flows from the disposal of discontinued operations include the settlement of CHF 7 million related to the Electronic Materials Business sold in 2004.

Electronic Materials. On 30 September 2004 Clariant sold the Electronic Materials Business, belonging to the Life Science Chemicals Division, to the Carlyle Group.

Prior to the disposal, Clariant acquired the minority shares of the Korean subsidiary Clariant Industries (Korea) Ltd for a total consideration of CHF 24 million generating a goodwill of CHF 17 million. Clariant Industries (Korea) Ltd was subsequently sold as a part of the disposal of Electronic Materials.

The transaction comprised share deals in Germany, Korea, Taiwan and China, and asset deals in Japan, the United States, France, Hong Kong and the United Kingdom. As part of the disposal of Electronic Materials, Clariant granted a vendor loan note to the purchaser in the amount of CHF 40 million.

The exchange rate variances which had to be recycled as a result of the disposal of Electronic Materials, amounted to an expense of CHF 26 million.

The participation in Infraserv GmbH & Co. Wiesbaden KG was reduced from 23% to 8% as a result of the sale of the Electronic Materials Business to Carlyle.

Cellulose Ethers. On 31 December 2003 Clariant sold the operations of Cellulose Ethers, belonging to the Functional Chemicals Division, to the Shin-Etsu Group. An additional gain of CHF 6 million and a cash inflow of CHF 10 million resulting from the settlement of this transaction were recognized in 2004.

The result of discontinued operations is as follows:

CHF mn	2005	2004
Sales		386
Operating expenses		- 344
Operating income		**42**
Financial result		
Income before taxes		**42**
Taxes		- 7
Income after taxes		**35**

Cash flow from discontinued operations	2005	2004
Operating cash flow		21
Investing cash flow		- 26
Financing cash flow		- 4
Total cash flow		**- 9**

Net assets of disposal group[1]:	2005	2004
Property, plant and equipment		195
Investments in associates		24
Goodwill		17
Other intangibles		12
Current assets		161
Total liabilities		- 121
Total net assets of disposal group		**288**
Number of employees of the disposal group		543

Net income and cash flow from the disposal of discontinued operations CHF mn	2005	2004
Consideration for sale	- 7	404
Net assets sold including disposal-related expenses	5	- 309
Gain on disposals before exchange rate variances recycled and tax expense	**- 2**	**95**
Exchange rate variances recycled		- 26
Tax expense		- 21
After tax gain on disposal	**- 2**	**48**
The net cash inflow from sale is determined as follows:		
Total consideration for sale	- 7	404
Less: Vendor loan note and deferred payments		- 57
Less: Cash and cash equivalents in subsidiary sold		- 12
Net cash inflow from sale	**- 7**	**335**

[1] Net assets transferred at the date of the disposal.

23. Disposal of subsidiaries and associates

On 21 June 2005, the Group announced the sale of its subsidiary Clariant (Acetyl Building Blocks) GmbH & Co. KG (CABB) to the Gilde Buy-out Fund. CABB, with its main product monochloroacetic acid (MCAA), was focusing on products based on chlorine and acetyl chemistry. The transaction was closed on 29 July 2005 together with the sale of the international MCAA business activities belonging to the Life Science Chemicals Division.

On 21 December 2005, Clariant sold its 39% stake in the associate, Fuchs Do Brasil S.A, to Fuchs Petrolub AG.

On 30 September 2004, the activities of Lancaster Synthesis Ltd in the United Kingdom and the United States, belonging to the Life Science Chemicals Division were sold.

On 30 September 2004, Clariant sold the investment in SF-Chem.

On 30 November 2004, Clariant sold the subsidiary Clariant Polymers, Japan, belonging to the Textile, Leather & Paper Chemicals Division.

Net income and cash flow from the disposal of subsidiaries and associates	**Disposals during 2005**			**Total 2005**	Total 2004[1]
CHF mn	CABB	Fuchs	Other		
Consideration for sale	68	12	5	85	52
Net assets sold including disposal-related expenses	- 40	- 2	- 3	- 45	- 84
Gain on disposals before tax expense	**28**	**10**	**2**	**40**	**- 32**
Tax expense	- 6	- 1		- 7	- 2
After tax gain on disposal	**22**	**9**	**2**	**33**	**- 34**
The net cash inflow from sale is determined as follows:					
Total consideration for sale	68	12	5	85	52
Less: Cash and cash equivalents in subsidiary sold	- 13			- 13	- 2
Less: Tax paid by buyer on behalf of the Group		- 1		- 1	
Net cash inflow from sale	**55**	**11**	**5**	**71**	**50**

[1] Restated, as disposal of subsidiaries and associates are now reported as a seperate line item in the income statement.

24. Purchase of business activities and minorities

On 26 May 2005, Data Chem, Inc., a Louisiana US corporation, and certain fixed assets necessary to run the entity subsequent to the transaction, were acquired and integrated into the Functional Chemicals Division. Goodwill in the amount of CHF 3 million, being the difference between the total purchase cost of CHF 11 million and the fair value of identified net assets purchased in the amount of CHF 8 million, was recognized.

Also in 2005 additional minority shares in Colour-Chem Ltd, India, were acquired for CHF 22 million, resulting in additional goodwill of CHF 8 million.

In 2004 all shares held by minority shareholders of Clariant in Korea were acquired for CHF 24 million, resulting in a goodwill of CHF 17 million.

25. Other financial income and expenses

CHF mn	**2005**	2004
Financial income		
Interest income	28	18
Realized fair value gains on early repayments of bank loans	13	–
Other financial income	9	9
Total financial income	**50**	**27**

25. Other financial income and expenses (continued)

CHF mn	2005	2004
Financial expenses		
Penalty for early repayment of bank loans	-43	–
Other financial expenses	-28	-31
Total financial expenses	**-71**	**-31**
Currency result, net	55	-75
Total	**34**	**-79**

Other financial income mainly consists of dividends from securities and other investments.

Other financial expenses include loss on the sale of securities, bank charges and miscellaneous financial expenses.

26. Earnings per share (EPS)

Earnings per share are calculated by dividing the Group net income by the average number of outstanding shares (issued shares less treasury shares).

	2005	2004[1]
Net income attributable to equity holders (CHF mn)	**184**	**152**
Diluted net income attributable to equity holders (CHF mn)	**184**	**152**
Shares		
Holdings on 1 January[2]	226 771 579	172 536 201
Effect of the issuance of share capital and transactions with treasury shares on weighted average number of shares outstanding	-339 847	38 050 609
Weighted average number of shares outstanding	**226 431 732**	**210 586 810**
Adjustment for granted Clariant shares	1 248 678	1 455 150
Adjustment for dilutive share options	58 934	37 463
Weighted average diluted number of shares outstanding	**227 739 344**	**212 079 423**
Basic earnings per share (CHF/share)	**0.81**	**0.72**
Diluted earnings per share (CHF/share)	**0.81**	**0.72**

[1] Restated, refer to note 1.04 for details.
[2] *Restated for impact of capital increase (adjustment factor 1.15)*

Earnings per share have been calculated using the adjustment factor of 1.15 to determine the average number of shares outstanding from 1 January to 20 April 2004 (date of issuance of share capital in the form of a rights issue).

Diluted earnings per share are calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The dilution effect is triggered by two different items. One is the effect of Clariant shares granted as part of the share based payment plan, which have not yet been vested. To calculate this dilutive potential it is assumed that they had been vested on 1 January of the respective period. The other item is the effect of options granted as part of the share based payment plan, which have not yet been vested. To calculate this dilutive potential it is assumed that all options which were in the money at the end of the respective period had been exercised on 1 January of the same period.

Net income of 2004 was restated for the impact of IFRS 2, in the amount of CHF 2 million.

The number of shares were restated due to the consolidation of the Employee Participation fund. The impact was a decrease of 266 020 shares outstanding.

27. Restructuring and impairment

In order to increase profitability over a sustained period, Clariant has launched a broad initiative designed to improve its performance. The aim of the program is to increase the Group's operating result and reduce net working capital. The changes that need to be made to the processes and structures in order to achieve these aims , will result in the loss of around 4000 jobs across the Group between 2004 and 2006.

Restructuring. As part of the performance improvement program, in 2005 staff were reduced and sites closed mainly in Germany, France, Spain, the United Kingdom and the United States. The costs for the dismissal of personnel in these places have been recorded as restructuring costs.

Impairment. As a result of the performance improvement program and the resulting staff reduction, PPE were reviewed for impairment in value. In numerous cases it was evident that such assets were impaired, as they would no longer be utilized and as a consequence they were written off. In France, production facilities pertaining to the divisions Pigments & Additives, Life Science Chemicals and Masterbatches were closed or restructured, entailing the write-off of PPE in the amount of CHF 20 million.

Clariant also assessed the recoverability of the carrying amount of non-current assets of several cash generating units in 2005. For this purpose assets were grouped at the lowest level for which there are separately identifiable cash flows. An impairment loss was recognized

CHF mn	TLP		PA		MB	
	2005	2004	**2005**	2004	**2005**	2004
Cash out expenses for restructuring	**8**	**6**	**12**	**2**	**6**	**3**
Non-cash expenses for:						
Leaving indemnity	9	31	14	12	5	2
Others	-1	3	-5	13	–	2
Total non-cash expenses for restructuring	**8**	**34**	**9**	**25**	**5**	**4**
Total restructuring expenses	**16**	**40**	**21**	**27**	**11**	**7**
Impairment of PPE:						
Land and buildings	2	–	1	2	–	–
Machinery and equipment	1	8	4	6	5	1
Reversal of impairment			-17			
Total impairment of PPE	**3**	**8**	**-12**	**8**	**5**	**1**
Total restructuring and impairment	**19**	**48**	**9**	**35**	**16**	**8**
Thereof non-cash expenses	**11**	**42**	**-3**	**33**	**10**	**5**

as an expense in the income statement in the amount by which the carrying amount of the assets exceeded the recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. As a result of this procedure, Clariant depreciated for impairment the PPE of the CGU Pharma, belonging to the Life Science Chemicals Division, by an amount of CHF 55 million. The asset values reported for this segment represent the value in use. The discount rate, which was applied to determine the value in use (pretax, risk adjusted, weighted average cost of capital) amounted to 10%.

In the process of the assessment of the recoverability of the carrying amount of non-current assets it also became evident that the impairment devaluation of a production site in Höchst, Germany, recorded in 2003 was no longer justified. The cash flows generated by the CGUs Pigments & Additives and Specialty Fine Chemicals are sufficient to recover the carrying amount of the assets in question that would be recorded if the impairment devaluation had never taken place. The impairment devaluation was therefore reversed to such an extent that the assets now have the carrying amount that they would have had if the impairment devaluation had never occurred. This reversal resulted in an income of CHF 17 million.

	FUN		LSC	Total divisions			Corporate		Total Group
2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
3		**12**	1	**41**	12	**29**	20	**70**	32
5	2	8	8	41	55	24	–	65	55
3	1	2	- 13	5	6	- 3	4	- 8	10
8	3	**6**	- 5	**36**	61	**21**	4	**57**	65
11	3	**18**	- 4	**77**	73	**50**	24	**127**	97
2	1	17	14	22	17	–	–	22	17
–	6	44	1	54	22	–	–	54	22
				- 17				- 17	
2	7	**61**	15	**59**	39			**59**	39
13	10	**79**	11	**136**	112	**50**	24	**186**	136
10	10	**67**	10	**95**	100	**21**	4	**116**	104

28. Financial instruments

Risk management (hedging) instruments and off-balance sheet risks. *Clariant uses forward foreign exchange rate and option contracts, interest rate and currency swaps, and other derivative instruments to hedge the Group's risk exposure to volatility in interest rates and currencies and to manage the return on cash and cash equivalents. Risk exposures from existing assets and liabilities as well as anticipated transactions are managed centrally.*

Interest rate management. It is the Group's policy to manage the cost of interest using fixed and variable rate debt and interest-related derivatives.

Foreign exchange management. To manage the exposure to fluctuations in foreign currency exchange rates, the Group follows a strategy of hedging both balance sheet and revenue risk, partially through the use of forward exchange contracts and currency swaps in various currencies. In order to minimize financial expenses, the Group does not hedge the entire exposure.

Counterparty risk. Financial instruments contain an element of risk that the counterparty may be unable to either issue securities or to fulfill the settlement terms of a contract. Clariant therefore only cooperates with counterparties or issuers that are at least A-rated. The cumulative exposure to these counterparties is constantly monitored by the Group management, therefore there is no expectation of a material loss due to counterparty risk in the future.

The following tables show the contract or underlying principal amounts and the respective fair value of financial instruments by type at year-end.

The contract or underlying principal amounts indicate the volume of business outstanding at the balance sheet date and do not represent the amount at risk. The fair values represent market values or standard pricing models at 31 December 2005 and 2004, respectively.

Financial instruments CHF mn	Contract or underlying principal amount		Positive fair values		Negative fair values	
	2005	2004	**2005**	2004	**2005**	2004
Currency-related hedging instruments						
Forward foreign exchange rate contracts and cross-currency swaps	88	631	–	3	-1	-52
Total financial instruments	**88**	**631**	**–**	**3**	**-1**	**-52**

Financial instruments by maturity CHF mn	1 – 12 months		1 – 5 years		Total	
	2005	2004	**2005**	2004	**2005**	2004
Currency-related hedging instruments						
Forward foreign exchange rate contracts and cross-currency swaps	88	329	–	302	88	631
Total financial instruments	**88**	**329**	**–**	**302**	**88**	**631**

Financial instruments by currency Forward foreign exchange rate contracts and cross currency swaps CHF mn	2005	2004
JPY		377
USD	87	250
EUR	1	3
Other		1
Total financial instruments	**88**	**631**

Financial instruments effective for hedge-accounting purposes CHF mn	2005	2004
Fair value of cash flow hedges:		
Contracts with positive fair values	–	–
Contracts with negative fair values		
Cross currency swaps	–	- 49
Fair value of hedges of net investments in foreign entities:		
Contracts with positive fair values	–	–
Contracts with negative fair values		
Borrowings denominated in foreign currencies	–	- 527

The Group's US dollar-denominated borrowing was designated as a hedge of the net investment in one of the Group's US subsidiaries. The fair value of the borrowing as at 22 July 2005 (repayment date) was CHF 285 million (2004: CHF 251 million). The foreign exchange gain of CHF 34 million (2004: CHF 69 million) on translation of the borrowing to CHF at the balance sheet date was recognized in Cumulative currency translation reserves in Shareholders' equity.

The Group's EUR denominated borrowing was designated as a hedge of the net investment in one of the Group's German subsidiaries. The fair value of the borrowing as at 19 December 2005 (repayment date) was CHF 277 million (2004: CHF 276 million). The foreign exchange gain of CHF 11 million (2004: CHF 12 million) on translation of the borrowing to CHF at the balance sheet date was recognized in Cumulative currency translation reserves in Shareholders' equity.

Due to the early repayment of the hedged JPY loan, the cross-currency swaps designated as cash flow hedges were closed and the amount deferred in equity in the prior year was recycled into the income statement in 2005 in the amount of CHF 5 million.

Volumes of securitization of trade receivables CHF mn	2005	2004
Trade receivables denominated in Euros	93	156
Trade receivables denominated in US dollars	95	85
Total	**188**	**241**

Securitization: For a number of years Clariant has been using securitization as a means of financing. Trade receivables from certain companies are sold in ABS programs. Clariant retains the credit risk of the trade receivables and the interest rate risk liability incurred. Therefore the trade receivables are not derecognized from the balance sheet until payments from the customers are obtained and a current financial liability is recorded for the amount borrowed under the security of the trade receivables.

29. Employee participation plans

During 2005, the former Clariant Executive Stock Option Plan (CESOP) and Management Stock Incentive Plan (MSIP) were replaced by a new incentive plan called Clariant Executive Bonus Plan (CEBP).

The number of shares to be granted under CEBP depends both on the performance of the Group and the performance of the Division/Function in which incentive plan members work.

The granted registered shares of Clariant Ltd become vested and are exercisable after 3 years.

The options granted under the former CESOP entitle the holder to acquire registered shares of Clariant Ltd (1 share per option) at a predetermined strike price. They become vested and are exercisable after 3 years and expire after 10 years. Under CEBP no options are granted.

The expense recorded in the income statement spreads the cost of each grant equally over the measurement period of one year and the vesting period of three years. Assumptions are made concerning the forfeiture rate which is adjusted during the vesting period so that at the end of the vesting period there is only a charge for the vested amounts. As permitted by the transitional rules of IFRS 2, grants of options and shares prior to 7 November 2002 have not been restated.

During 2005 CHF 7 million (2004: CHF 8 million) for equity-settled share based payments and CHF 1 million for cash-settled share-based payments (2004: CHF 1 million) were charged to the income statement.

As of 31 December 2005 the total carrying value of liabilities arising from share-based payments is CHF 23 million (2004: CHF 15 million). Thereof CHF 20 million (2004: CHF 13 million) was recognized in equity for equity-settled share-based payments and CHF 3 million (2004: CHF 2 million) in non-current liabilities for cash-settled share-based payments.

Options for Board of Directors (non-executive members) as at 31 December 2005

Base year	Granted	Exercisable from	Expiry date	Exercise price[1]	Share price at grant date[2]	**Number 31.12.2005**	Number 31.12.2004[3]
1998	1998	2001	2008	53.80	56.76	10 137	10 137
1999	1999	2002	2009	61.80	60.76	10 418	10 418
2000	2000	2003	2010	48.00	47.97	6 229	6 229
Total						**26 784**	**26 784**

Options for senior members of management as at 31 December 2005

Base year	Granted	Exercisable from	Expiry date	Exercise price[1]	Share price at grant date[2]	**Number 31.12.2005**	Number 31.12.2004[3]
1997	1998	2001	2008	25.50	68.97	127 783	127 783
1997	1998	2001	2008	37.50	73.06	167 001	167 001
1998	1999	2002	2009	61.80	62.09	358 789	358 789
1999	2000	2003	2010	48.00	47.97	106 191	106 191
2000	2001	2004	2011	41.80	42.02	7 229	7 229
2001	2002	2005	2012	27.20	26.87	166 354	166 354
2002	2003	2006	2013	14.80	14.88	169 136	169 136
2003	2004	2007	2014	12.00	18.74	49 326	49 326
2003	2004	2007	2014	16.30	18.74	60 391	60 391
2004	2005	2008	2015	19.85	19.85	130 934	
Total						**1 343 134**	**1 212 200**

Shares for Board of Directors (non-executive members) as at 31 December 2005

Base year	Granted	Exercisable from	Share price at grant date[2]	**Number 31.12.2005**	Number 31.12.2004[3]
2002	2002	2005	26.87	–	6 227
2003	2003	2006	14.88	13 163	15 863
2004	2004	2007	18.74	14 111	16 565
2005	2005	2008	19.85	17 634	–
Total				**44 908**	**38 655**

Shares for members of management as at 31 December 2005

Base year	Granted	Exercisable from	Share price at grant date[2]	**Number 31.12.2005**	Number 31.12.2004[3]
2000	2001	2004	42.02	–	250
2001	2002	2005	26.87	–	294 794
2002	2003	2006	14.88	617 938	751 433
2003	2004	2007	18.74	317 028	370 018
2004	2005	2008	19.85	268 804	–
Total				**1 203 770**	**1 416 495**

[1] As a result of the capital increase in April 2004, the strike price of all options issued before April 2004 was modified by the adjustment factor of 0.8883.

[2] As a result of the capital increase in April 2004, the grant price of all options and shares granted before April 2004 was modified by the adjustment factor of 0.8883.

[3] In order to accommodate the dilution of the capital increase in April 2004, all members of the Employee Participation Plan received additional shares/options for the ones granted prior to April 2004.

All shares granted and shares for all options granted are held as treasury shares.

	Weighted average exercise price	**Options 2005**	**Shares 2005**	**Weighted average exercise price**	Options 2004	Shares 2004
Shares/options outstanding at 1 January	38.08	1 238 984	1 455 150	44.02	947 998	1 350 847
Granted (incl. adjustment due to rights issue)	19.85	130 934	286 438	18.74	290 986	542 831
Exercised/distributed		–	- 487 549		–	- 420 605
Cancelled		–	- 5 361		–	- 17 923
Outstanding at 31 December	**36.34**	**1 369 918**	**1 248 678**	**38.08**	**1 238 984**	**1 455 150**
Exercisable at 31 December	44.90	960 131	–	48.61	793 777	250
Fair value of shares /options outstanding in CHF		3 444 599	24 161 919		3 289 750	26 702 003

The fair value of options granted during 2005 was CHF 1 million (2004: CHF 1 million) at grant date and calculated based on the Trinomial valuation method. The significant inputs into the model were share prices at grant date, exercise date and option life as indicated above. A volatility of 22% and a risk-free interest rate of 2.4% were assumed.

The fair value of shares granted during 2005 is CHF 6 million (2004: CHF 10 million) calculated based on market value of shares at grant date.

In addition to the Employee Participation Plan in 2005, a total of 198 000 Clariant shares with a fair value of CHF 3 million, were granted to relocatees as part of the restructuring program. This amount is charged to the income statement over the vesting period of three years.

30. Personnel expenses

CHF mn	2005	2004
Wages and salaries	- 1 521	- 1 528
Social welfare costs	- 310	- 271
Shares and options granted to directors and employees	- 8	- 9
Pension costs - defined contribution plans	- 34	- 34
Pension costs - defined benefit plans	- 75	- 131
Other post-employment benefits	- 4	- 6
Total	**- 1 952**	**- 1 979**

31. Related-party transactions

Clariant maintains business relationships with mainly two groups of related parties. One group consists of the associates, where the most important ones are described in note 6. The most important business with these companies is the purchase of services by Clariant (e.g. energy, rental of land and buildings) in Germany. In addition to this, Clariant exchanges services and goods with other parties which are associates, i.e. in which Clariant holds a stake of between 20% and 50%. The pricing of all exchanges of goods and services with these parties is at arm's length.

The second group of related parties is key management comprising the Board of Directors (non-executive members) and the Board of Management. More information on the relationship with the Board of Directors is given in the chapter **Corporate governance** (non-audited).

Transactions with associates CHF mn	2005	2004
Income from the sale of goods to related parties	28	49
Income from the rendering of services to related parties	12	21
Expenses from the purchase of goods from related parties	- 24	- 17
Expenses from services rendered by related parties	- 303	- 378
Payables, receivables and loans	**31.12.2005**	31.12.2004
Receivables from related parties	9	11
Payables to related parties	61	40
Loans to related parties	-	1

Transactions with key management CHF mn	2005	2004
Salaries and other short-term benefits	6	5
Termination benefits	1	4
Post-employment benefits	2	1
Share-based payments	1	1
Total	**10**	**11**
Number of granted shares in the reporting period	36 146	51 753
Number of granted options in the reporting period	118 244	49 326

There are no outstanding loans by the Group to any members of the Board of Directors or Board of Management.

32. Commitments and contingencies

Leasing commitments. The Group leases land, buildings, machinery and equipment, furniture and vehicles under fixed term agreements. The leases have varying terms, escalation clauses and renewal rights.

Commitments arising from fixed-term operating leases mainly concern buildings in Switzerland and Germany. The most important partners for operating leases of buildings in Germany are the Infraserv companies.

CHF mn	2005	2004
2005		75
2006	73	57
2007	56	46
2008	45	40
2009	32	32
2010	49	–
after 2010 (2004: after 2009)	37	39
Total	**292**	**289**
Guarantees in favor of third parties	60	31

Expenses for operating leases were CHF 85 million in 2005 and CHF 95 million in 2004.

Purchase commitments. In the regular course of business, Clariant enters into relationships with suppliers whereby the Group commits itself to purchase certain minimum quantities of materials in order to benefit from better pricing conditions. These commitments are not in excess of current market prices and reflect normal business operations. At present, the purchase commitments on such contracts amount to about CHF 100 million (2004: CHF 85 million).

Contingencies. Clariant operates in countries where political, economic, social, legal and regulatory developments can have an impact on the operational activities. The effects of such risks on the Company's results, which arise during the normal course of business, are not foreseeable and are therefore not included in the accompanying financial statements.

In the ordinary course of business, Clariant is involved in lawsuits, claims, investigations and proceedings, including product liability, intellectual property, commercial, environmental, health and safety matters. Although the outcome of any legal proceedings cannot be predicted with certainty, management is of the opinion that there are no such matters pending which would be likely to have any material adverse effect in relation to its business, financial position or results of operations.

Environmental risk. Clariant is exposed to environmental liabilities and risks relating to its past operations, principally in respect of remediation costs. Provisions for non-recurring remediation costs are made when there is a legal or constructive obligation and the cost can be reliably estimated. It is difficult to estimate the action required by Clariant in the future to correct the effects on the environment of prior disposal or release of chemical substances by Clariant or other parties, and the associated costs, pursuant to environmental laws and regulations. The material components of the environmental provisions consist of costs to fully clean and refurbish contaminated sites and to treat and contain contamination at sites where the environmental exposure is less severe. The Group's future remediation expenses are affected by a number of uncertainties which include, but are not limited to, the method and extent of remediation and the percentage of material attributable to Clariant at the remediation sites relative to that attributable to other parties. The Group permanently monitors the various sites identified at risk for environmental exposure. Clariant believes that its provisions are adequate based upon currently available information, however given the inherent difficulties in estimating liabilities in this area, there is no guarantee that additional costs will not be incurred.

33. Exchange rates of principal currencies

Rates used to translate the consolidated balance sheets (closing rate):

	31.12.2005	31.12.2004
1 USD	1.31	1.13
1 GBP	2.27	2.18
100 JPY	1.12	1.10
1 EUR	1.56	1.54

Average sales-weighted rates used to translate the consolidated income statements and consolidated statement of cash flow:

	2005	2004
1 USD	1.24	1.25
1 GBP	2.26	2.28
100 JPY	1.13	1.15
1 EUR	1.55	1.54

34. Important subsidiaries and associates

Country	Company name	Participation %	Holding/ Finance	Sales	Production	Research
Argentina	Clariant (Argentina) SA, Buenos Aires	100.0		■	■	
Australia	Clariant (Australia) Pty. Ltd, Melbourne	100.0		■	■	
Austria	Clariant (Österreich) GmbH, Wien	100.0		■	■	
Bangladesh	Clariant (Bangladesh) Ltd, Dhaka	100.0		■		
Belgium	Clariant Benelux SA, Louvain-la-Neuve	100.0		■	■	■
Brazil	Clariant S.A., São Paulo	100.0		■	■	
Canada	Clariant (Canada) Inc., St-Laurent, Québec	100.0		■	■	
Chile	*Clariant Colorquimica (Chile) Ltda, Santiago de Chile*	100.0		■	■	
China	Clariant (China) Ltd, Hong Kong	100.0		■	■	
	Clariant (Tianjin) Ltd, Tianjin	94.8		■	■	
	Clariant Chemicals Trading (Shanghai) Ltd, Shanghai	100.0		■		
	Clariant Pigments (Tianjin) Ltd, Tianjin	60.0		■	■	
	Tianjin Hua Shi Chemicals Co., Ltd, Tianjin	25.0		■	■	
	Clariant Chemicals (China) Ltd, Shanghai	100.0		■	■	
	Clariant Guangzhou Masterbatch Ltd, Guangzhou	100.0		■	■	
Colombia	Clariant (Colombia) SA, Santa Fé de Bogotá	100.0		■	■	
Czech Republic	Clariant CR s.r.o., Prague	100.0		■		
Denmark	Clariant (Denmark) A/S, Karise	100.0		■		
Ecuador	Clariant (Ecuador) S.A., Quito	100.0		■		
Egypt	Clariant (Egypt) SAE, Cairo	85.6		■	■	
	The Egyptian German Co. for Dyes & Resins SAE, Cairo	100.0		■	■	
Finland	Clariant (Finland) Oy, Vantaa	100.0		■		
France	Clariant (France), Puteaux	100.0		■	■	■
	Clariant Huningue, Huningue	100.0		■	■	■
	Clariant Life Science Molecules (France) SAS, Puteaux	100.0		■	■	
Germany	Clariant Produkte (Deutschland) GmbH, Frankfurt	100.0		■	■	■
	Clariant Masterbatch (Deutschland) GmbH, Lahnstein	100.0		■	■	■
	Clariant Verwaltungsgesellschaft mbH, Frankfurt	100.0	■			
Great Britain	Clariant Holdings UK Ltd, Horsforth/Leeds	100.0	■			
	Clariant UK Ltd, Horsforth/Leeds	100.0		■	■	■
Greece	Clariant (Hellas) SA, Lykovrisi	100.0		■	■	
Guatemala	*Clariant (Guatemala) SA, Guatemala City*	*100.0*		■	■	
Hungary	Clariant Hungaria Kft, Budapest	100.0		■		
India	BTP India Private Ltd, Chennai	100.0		■	■	■
	Clariant (India) Ltd, Mumbai	50.9		■	■	■
	Colour-Chem Ltd, Mumbai	70.1		■	■	■
Indonesia	PT Clariant Indonesia, Tangerang	100.0		■	■	
Ireland	Masterplast Limited, Naas	100.0		■	■	
Italy	Clariant (Italia) S.p.A., Milan	100.0		■	■	■
	Clariant Holding (Italia) S.p.A., Milan	100.0	■			
	Clariant Life Science Molecules (Italia) S.p.A., Milan	100.0		■	■	■

Country	Company name	Participation %	Holding/ Finance	Sales	Production	Research
Japan	Clariant (Japan) K.K., Tokyo	100.0		■	■	■
Korea	Clariant (Korea) Ltd, Seoul	100.0		■		
	Clariant Sang Ho Ltd, Yangsan-Si	100.0		■	■	
	Clariant Songwon Color Co. Ltd, Ulsan	99.8		■	■	
Malaysia	Clariant (Malaysia) Sdn. Bhd., Shah Alam	100.0		■		
Mexico	Clariant (Mexico) S.A. de C.V., Naucalpan de Juárez	100.0		■	■	
	Clariant Productos Químicos S.A. de C.V., Ecatepec de Morelos	100.0			■	
Morocco	Clariant (Maroc) S.A., Casablanca	100.0		■	■	
Netherlands	Dick Peters BV, Denekamp	100.0		■	■	
New Zealand	Clariant (New Zealand) Ltd, Albany-Auckland	100.0		■	■	
Norway	Clariant (Norge) AS, Bergen	100.0		■		
Pakistan	Clariant Pakistan Ltd, Korangi, Karachi	75.0		■	■	
Panama	Clariant Trading (Panamá), SA, Panamá	100.0		■		
Peru	Clariant (Perú) SA, Lima	91.4		■	■	
Philippines	Clariant (Philippines) Corp., Makati City, Manila	100.0		■		
Poland	Clariant Polska Sp. z.o.o., Warsaw	100.0		■		
Portugal	Clariant Químicos (Portugal) Lda, Porto	100.0		■		
Singapore	Clariant (Singapore) Pte. Ltd, Singapore	100.0		■	■	
South Africa	Clariant Southern Africa (Pty) Ltd, Weltevreden Park, Johannesburg	100.0		■	■	
Spain	Clariant Ibérica S.A., Barcelona	100.0		■	■	■
	Clariant Masterbatch Ibérica S.A., Sant Andreu de la Barca	100.0		■	■	
Sweden	Clariant (Sverige) AB, Göteborg	100.0		■		
	Clariant Masterbatches Norden AB, Malmö	100.0		■	■	
Switzerland	Clariant Produkte (Schweiz) AG, Muttenz	100.0			■	■
	Clariant International AG, Muttenz	100.0	■			
Taiwan	Clariant Chemicals (Taiwan) Co., Ltd, Taipei	100.0		■	■	
Thailand	Clariant Chemicals (Thailand) Ltd, Bangkok	100.0		■	■	
	Clariant Masterbatches (Thailand) Ltd, Bangkok	100.0		■	■	
Tunisia	Clariant Tunisie SA, Cherguia-Tunis	49.9		■		
Turkey	Clariant (Türkiye) A.S., Istanbul	100.0		■	■	
UAE	Clariant (Gulf) FZE, Jebel Ali, Dubai	100.0		■		
USA	Clariant Corporation, Charlotte, NC	100.0		■	■	■
	Clariant Life Science Molecules (America) Inc., Elgin, SC	100.0		■	■	■
	Clariant Life Science Molecules (Florida) Inc., Gainesville, FL	100.0		■	■	■
	Clariant Life Science Molecules (Missouri) Inc., Springfield, MO	100.0		■	■	
Venezuela	Clariant Venezuela S.A., Maracay	100.0		■	■	
Vietnam	Clariant (Vietnam) Ltd, Ho Chi Minh City	100.0		■	■	

35. Events subsequent to the balance sheet date

In February 2006, KiON, a US corporation, was acquired with a purchase price of approximately CHF 17 million. The activities of this business will be integrated into the Pigments & Additives Division. The process of allocation of the purchase price to the identified assets and liabilities acquired had still to be finalized while this Annual Report was being prepared for publishing.

Report of the Group auditors

Report of the Group auditors to the general meeting of Clariant Ltd, Muttenz

As auditors of the Group, we have audited the consolidated financial statements (balance sheet, income statement, statement of cash flows, statement of changes in equity and notes – pages F-1 to F-47) of the Clariant Group for the year ended 31 December 2005.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards and with the International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the International Financial Reporting Standards (IFRS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG

D. Suter Dr. M. Jeger

Basel, 24 February 2006

Financial statements of Clariant Ltd, Muttenz

Clariant Ltd balance sheets

at 31 December 2005 and 2004

Assets	2005 CHF	2005 %	2004 CHF	2004 %
Non-current assets				
Shareholdings in Group companies	1 954 646 642		1 593 892 981	
Loans to Group companies	1 358 913 816		1 440 850 262	
Intangible fixed assets	1 479 346		4 210 214	
Total non-current assets	**3 315 039 804**	90.5	**3 038 953 457**	62.9
Current assets				
Receivables from Group companies	210 790 456		468 919 596	
Other receivables	53 681 139		48 275 366	
Accrued income	5 285		2 178 938	
Marketable securities	69 684 631		57 296 059	
Cash and cash equivalents	11 856 468		1 216 179 842	
Total current assets	**346 017 979**	9.5	**1 792 849 801**	37.1
Total assets	**3 661 057 783**	100.0	**4 831 803 258**	100.0

Equity and liabilities	2005 CHF	2005 %	2004 CHF	2004 %
Equity				
Total share capital	**1 093 260 000**		**1 150 800 000**	
Reserves				
General reserves	646 595 631		646 595 631	
Reserve for treasury shares	111 542 072		102 374 212	
Free reserves	282 568 845		105 479 978	
Total reserves	**1 040 706 548**		**854 449 821**	
Unappropriated earnings				
Balance from prior year	0		0	
Net income	229 550 139		186 256 727	
Total unappropriated earnings	**229 550 139**		**186 256 727**	
Total Equity	**2 363 516 687**	64.6	**2 191 506 548**	45.4
Liabilities				
Non-current liabilities				
Straight bonds	558 650 000		718 110 000	
Other non-current liabilities	1 000		368 050 000	
Total non-current liabilities	**558 651 000**	15.2	**1 086 160 000**	22.5
Current liabilities				
Provisions	3 184 104		2 340 635	
Liabilities to Group companies	236 998 502		898 478 826	
Other liabilities	476 352 198		560 233 144	
Accrued expenses	22 355 292		93 084 105	
Total current liabilities	**738 890 096**	20.2	**1 554 136 710**	32.1
Total liabilities	**1 297 541 096**	35.4	**2 640 296 710**	54.6
Total equity and liabilities	**3 661 057 783**	100.0	**4 831 803 258**	100.0

Clariant Ltd income statements

for the years ended 31 December 2005 and 2004

	2005 CHF	2004 CHF
Income		
Income from financial assets	260 953 051	465 460 504
Income from cash, marketable securities and short-term deposits	15 579 500	31 993 034
Financial income	90 862 338	
Other income	39 188 026	69 817 533
Total income	**406 582 915**	**567 271 071**
Expenses		
Financial expenses	145 351 544	200 874 300
Administrative expenses	2 987 484	2 106 130
Depreciation of financial fixed assets		149 350 000
Other expenses (including taxes)	28 693 748	28 683 914
Total expenses	**177 032 776**	**381 014 344**
Net income	**229 550 139**	**186 256 727**

Notes to the financial statements of Clariant Ltd

1. Accounting policies

Introduction. The statutory financial statements of Clariant Ltd comply with the requirements of the Swiss company law.

Exchange rate differences. Balance sheet items denominated in foreign currencies are converted at year-end exchange rates. Exchange rate differences arising from these, as well as those from business transactions, are recorded in the income statement.

Financial fixed assets. These are valued at acquisition cost less adjustments for impairment of value.

Provisions. Provisions are made to cover existing liabilities.

2. Financial assets

The principal direct and indirect affiliated companies, and other holdings of Clariant Ltd, are shown on pages 104 to 105 of the Financial Report of the Clariant Group.

3. Cash, marketable securities and current financial assets

Securities include treasury shares valued at fair market value in the amount of CHF 70 million (prior year CHF 57 million) (see also note 6). After a regular review of the cash generating capabilities of all subsidiaries of Clariant Ltd, there were no write downs of investments in these companies (prior year CHF 149 million).

4. Repayment of share capital

On 7 April 2005 the Annual General Meeting approved the repayment of share capital in the amount of CHF 57 540 000.

Paid-in share capital was decreased by CHF 57 540 000 to a total of CHF 1 093 260 000.

5. Share capital

	31.12.2005	31.12.2004
Number of registered shares each with a par value of CHF 4.75 (2004: CHF 5)	230 160 000	230 160 000
In CHF	1 093 260 000	1 150 800 000

Conditional Capital	**31.12.2005**	31.12.2004
Number of registered shares each with a par value of CHF 4.75 (2004: CHF 5)	8 000 000	8 000 000
In CHF	38 000 000	40 000 000

6. Treasury shares (number with a par value of CHF 4.75 each [2004: CHF 5])

	2005	2004
Holdings on 1 January	3 122 401	3 532 869
Shares bought at market value	1 060 000	721 642
Shares sold at market value	- 150 000	- 800 000
Shares to employees	- 431 128	- 332 110
Holdings on 31 December	**3 601 273**	**3 122 401**

The average price of shares bought in 2005 was CHF 19.81 (2004: CHF 13.54).

The average price of shares sold in 2005 was CHF 19.58 (2004: CHF 17.76).

7. Reconciliation of equity

CHF	Share capital	General reserves	Reserve for treasury shares	Free reserves	Unappropriated earnings	Total
Balance 31.12.2004	**1 150 800 000**	**646 595 631**	**102 374 212**	**105 479 978**	**186 256 727**	**2 191 506 548**
Treasury share transactions			9 167 860	- 9 167 860		0
Appropriation of profit/loss carried forward to reserves				186 256 727	- 186 256 727	0
Repayment of share capital	- 57 540 000					- 57 540 000
Net income					229 550 139	229 550 139
Balance 31.12.2005	**1 093 260 000**	**646 595 631**	**111 542 072**	**282 568 845**	**229 550 139**	**2 363 516 687**

8. Straight bonds

CHF thousand	Interest rate	Term	**Amount 31.12.2005**	Amount 31.12.2004
Straight bond	4.125	1996-2006	159 460	159 460
Straight bond	3.750	1997-2007	174 610	174 610
Straight bond	3.000	1998-2005		200 605
Straight bond	4.250	2000-2008	384 040	384 040
Total			**718 110**	**918 715**

9. General reserves

The general reserves must be at least 20% of the share capital of Clariant Ltd as this is the minimum amount required by the Swiss Code of Obligations.

10. Reserve for treasury shares

Clariant Ltd has met the legal requirements for treasury shares required by the Swiss Code of Obligations.

11. Contingent liabilities

CHF mn	Outstanding liabilities **31.12.2005**	Outstanding liabilities 31.12.2004
Outstanding liabilities as guarantees in favor of Group companies		754
Outstanding liabilities as guarantees in favor of third parties	39	39

12. Voting and legal registration limitations

In accordance with Article 5 of the Articles of Incorporation, no limitations with regard to registration of shares which are acquired in one's own name and on one's own account exist. Special rules exist for nominees.

In accordance with Article 12 of the Articles of Incorporation, each share has the right to one vote. A shareholder can only vote for his own shares and for represented shares up to a maximum of 10% of total share capital.

13. Shareholders holding 5 percent or more of total share capital

Based on the information available at the time of this report, there were no shareholders with more than 5% of the share capital at 31 December 2005. At 31 December 2004 Artisan Partners Ltd. Partnership, Milwaukee, Wisconsin (USA), owned 10.01% of the share capital.

Appropriation of available earnings

The Board of Directors proposes to transfer the net income of the year *in the amount of CHF 229 550 139 to free reserves.*

Available unappropriated earnings	CHF
Balance from prior year	0
Net income of the year	229 550 139
Total available unappropriated earnings	**229 550 139**

Appropriation	CHF
Transfer to free reserves	- 229 550 139
Balance to be carried forward	**0**

Proposed payout of nominal value reduction

The Board of Directors proposes to repay CHF 0.25 of the nominal value *of each registered share, as a result of a reduction of the nominal value* from CHF 4.75 to CHF 4.50 per registered share. The proposed payout would reduce the share capital by CHF 57 540 000. The proposed payout of the nominal value reduction of CHF 0.25 each is expected on 22 June 2006, subject to approval by the ordinary General Meeting of shareholders and subject to the fulfillment of the necessary requirements and the entry of the share capital reduction in the Commercial Register of the Canton of Baselland.

Report of the statutory auditors

Report of the statutory auditors to the general meeting of Clariant Ltd, Muttenz

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes – pages F-49 to F-52) of Clariant Ltd for the year ended 31 December 2005.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers AG

Dr. M. Jeger Ph. Speck

Basel, 24 February 2006

Forward-looking statements

Forward-looking statements contained herein are qualified in their entirety as there are certain factors that could cause results to differ materially from those anticipated. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings; pricing strategies of competitors; the company's ability to continue to receive adequate products from its vendors on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs; and changes in the political, social and regulatory framework in which the company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis.

Clariant

Exactly your chemistry.

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
CH-4132 Muttenz 1, Switzerland

Consolidated financial statements of the Clariant Group
Consolidated balance sheets
at 31 December 2004 and 2003

Assets	Notes [1]	**2004** CHF mn	%	2003 CHF mn	%
Long-term assets					
Tangible fixed assets	2	2 440		2 776	
Intangible assets	3	405		451	
Investments in associated companies	4	226		312	
Financial and other long-term assets	5	96		107	
Deferred tax assets	6	279		291	
Total long-term assets		**3 446**	44.2	**3 937**	49.2
Short-term assets					
Inventories	7	1 325		1 569	
Trade accounts receivable	8	1 133		1 259	
Other short-term assets	9	424		309	
Cash and cash equivalents	10	1 477		929	
Total short-term assets		**4 359**	55.8	**4 066**	50.8
Total assets		**7 805**	100.0	**8 003**	100.0

Equity and liabilities	Notes [1]	**2004** CHF mn	%	2003 CHF mn	%
Equity					
Share capital	11	1 151		767	
Treasury shares (par value)	11	- 16		- 18	
Reserves		529		23	
Retained earnings		538		404	
Total equity		**2 202**	28.2	**1 176**	14.7
Minority interests		**56**	0.7	**64**	0.8
Liabilities					
Long-term liabilities					
Financial debts	12	1 723		2 620	
Deferred tax liabilities	6	373		384	
Provisions for long-term liabilities	14	837		893	
Total long-term liabilities		**2 933**	37.6	**3 897**	48.7
Short-term liabilities					
Trade and other accounts payable	15	1 165		1 148	
Financial debts	16	931		1 214	
Taxes payable		153		141	
Provisions for short-term liabilities	17	365		363	
Total short-term liabilities		**2 614**	33.5	**2 866**	35.8
Total liabilities		**5 547**	71.1	**6 763**	84.5
Total equity and liabilities		**7 805**	100.0	**8 003**	100.0

[1] The notes form an integral part of the consolidated financial statements.

Consolidated income statements

for the years ended 31 December 2004 and 2003

	Notes [1]	2004 CHF mn	2004 %	2003 CHF mn	2003 %
Sales	18, 19	8 530	100.0	8 516	100.0
Cost of goods sold		- 5 823		- 5 787	
Gross profit		**2 707**	31.7	**2 729**	32.0
Marketing and distribution		- 1 262		- 1 292	
Research and development		- 274		- 308	
Income from associated companies	4	26		29	
Administration and general overhead costs		- 564		- 547	
Gain from the sale of discontinuing operations, subsidiaries and associated companies	21	63		239	
Restructuring and impairment	24	- 136		- 260	
Amortization of goodwill		- 30		- 31	
Operating income		**530**	6.2	**559**	6.6
Finance costs-net	22	- 233		- 275	
Income before taxes and minority interests		**297**		**284**	
Taxes	6	- 140		- 111	
Income before minority interests		**157**	1.8	**173**	2.0
Minority interests		- 7		- 12	
Net income		**150**	1.8	**161**	1.9
Earnings per share (CHF/share)	23	0.71		0.93[2]	
Diluted earnings per share (CHF/share)	23	0.71		0.93[2]	

[1] The notes form an integral part of the consolidated financial statements.

[2] Restated for the dilution as a result of the capital increase.

Consolidated statements of cash flows

for the years ended 31 December 2004 and 2003

	Notes[1]		2004 CHF mn		2003 CHF mn
Net income			150		161
Depreciation of tangible fixed assets	2		345		520
Amortization of intangible assets	3		40		40
Change in long-term liabilities			216		36
Interest paid			- 161		- 176
Income taxes paid			- 104		- 136
Gain before recycled exchange rate variances and taxes from the sale of discontinuing operations, subsidiaries and associated companies	21		- 63		- 239
Other noncash items			46		33
Cash flow before changes in working capital			**469**		**239**
Change in inventory			15		- 19
Change in trade accounts receivable			39		12
Change in trade accounts payable			90		- 68
Change in other short-term assets and liabilities			193		163
Cash flow from operating activities			**806**		**327**
Investments in tangible fixed assets	2	- 289		- 301	
Investments in intangible assets	3	- 8		- 4	
Sale of tangible and intangible assets		10		26	
Acquisition of companies, businesses and participations[2]		- 24		- 3	
Proceeds from the sale of discontinuing operations, subsidiaries and associated companies	21	385		371	
Dividends received		31		32	
Interest received		23		8	
Cash flow from investing activities			**128**		**129**
Proceeds from the issuance of share capital		877		0	
Treasury share transactions	11	16		5	
Repayment of long-term financial debts		- 234		- 454	
Change in short-term financial debts		- 1 002		209	
Dividends paid to third parties		- 30		0	
Cash flow from financing activities			**- 373**		**- 240**
Currency translation effect on cash and cash equivalents			- 13		- 5
Net change in cash and cash equivalents			**548**		**211**
Cash and cash equivalents at the beginning of the period			**929**		**718**
Cash and cash equivalents at the end of the period			**1 477**		**929**

[1] The notes form an integral part of the consolidated financial statements.

[2] During 2004 all shares held by minority shareholders of Clariant in Korea were acquired for CHF 24 million.

Consolidated statement of changes in equity

for the years ended 31 December 2004 and 2003

CHF mn	Notes [1]			Reserves					
		Total share capital	Treasury shares (par value)	Share premium reserves	Hedging reserves	Cumulative translation reserves	Total	Retained earnings	Total equity
Balance 31 December 2002		**767**	**- 19**	**1 888**	**- 3**	**- 344**	**1 541**	**- 1 375**	**914**
Cash flow hedges									
Net fair value gains (losses)					- 5		- 5		- 5
Net investment hedges						1	1		1
Exchange rate differences on translating foreign operations						100	100		100
Net income *recognized directly in equity*		**0**	**0**	**0**	**- 5**	**101**	**96**	**0**	**96**
Net income							0	161	161
Total recognized income and expense for the period		**0**	**0**	**0**	**- 5**	**101**	**96**	**161**	**257**
Appropriation of losses incurred to share premium				- 1 614			- 1 614	1 614	0
Treasury share transactions			1				0	4	5
Balance 31 December 2003		**767**	**- 18**	**274**	**- 8**	**- 243**	**23**	**404**	**1 176**
Cash flow hedges									
Net fair value gains (losses)					3		3		3
Net investment hedges						30	30		30
Exchange rate differences on translating foreign operations						- 20	- 20		- 20
Net income *recognized directly in equity*		**0**	**0**	**0**	**3**	**10**	**13**	**0**	**13**
Net income							0	150	150
Total recognized income and expense for the period		**0**	**0**	**0**	**3**	**10**	**13**	**150**	**163**
Dividends to third parties							0	- 30	- 30
Issuance of share capital		384		493			493		877
Treasury share transactions			2				0	14	16
Balance 31 December 2004		**1 151**	**- 16**	**767**	**- 5**	**- 233**	**529**	**538**	**2 202**

[1] The notes form an integral part of the consolidated financial statements.

During 2004 Clariant issued new shares amounting to nominal capital of CHF 384 million (76 720 000 shares at CHF 5 per share).

Transaction costs relating to the issuance of share capital in the amount of CHF 44 million were deducted from the share premium.

Notes to the consolidated financial statements

1. Accounting policies

General information. Clariant Ltd (the "Company") and its consolidated subsidiaries (together the "Group") are a global leader in the field of specialty chemicals. The Group develops, manufactures, distributes and sells a broad range of specialty chemicals which play a key role in its customers' manufacturing and treatment processes or add value to their end products. The Group has manufacturing plants around the world and sells mainly in countries within Europe, the Americas and Asia.

The Company is a limited liability company incorporated and domiciled in Switzerland. The address of its registered office is Rothausstrasse 61, CH-4132 Muttenz, Switzerland. The Company is listed on the Swiss Stock Exchange (SWX).

The consolidated financial statements have been approved for issue by the Board of Directors on 2 March 2005.

Basis of preparation. The consolidated financial statements of the Clariant Group comply with the International Financial Reporting Standards (IFRS) formulated by the International Accounting Standards Board (IASB) and with International Accounting Standards (IAS) and interpretations formulated by its predecessor organization, the International Accounting Standards Committee (IASC), as well as with the following significant accounting policies.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and circumstances, actual results may ultimately differ from those estimates.

Changes in accounting policies. There were no significant changes in accounting policies in the periods presented.

International Financial Reporting Standards. There were no revised or new standards or interpretations that became effective from 1 January 2004 that had a significant effect on the Group's financial statements.

In late 2003, the International Accounting Standards Board (IASB) published a revised version of IAS 32 'Financial Instruments: Disclosure and Presentation,' a revised version of IAS 39 'Financial Instruments: Recognition and Measurement' and 'Improvements to International Accounting Standards,' which makes changes to 14 existing standards. In the first quarter of 2004, the IASB published IFRS 2 'Share-based Payment,' IFRS 3 'Business Combinations,' IFRS 4 'Insurance Contracts,' IFRS 5 'Noncurrent Assets Held for Sale and Discontinued Operations,' revised versions of IAS 36 'Impairment of Assets' and IAS 38 'Intangible Assets' and further amendments to IAS 39. The Group will adopt these new and revised standards effective January 1, 2005 and estimates that the most significant effects on the results will come from the implementation of IFRS 2 and IFRS 3.

Scope of consolidation.

- **Subsidiaries.** Subsidiaries are those entities in which the Group has an interest of more than one-half of the voting rights or otherwise has the power to govern the financial and operating policies. These entities are consolidated. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date control is terminated.
- **Investments in associates.** Investments in associates are accounted for by the equity method of accounting. Under this method the Company's share of the post-acquisition profits or losses of associates is recognized in the income statement and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities where the Group has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control.

Principles and method of consolidation. The annual closing date of the individual financial statements is 31 December. The consolidated financial statements are prepared in accordance with the historical cost convention except for the revaluation to market value of certain financial assets and liabilities and applying uniform presentation and valuation principles. The purchase method of accounting is used for acquired businesses.

Intercompany income and expenses, including unrealized gross profits from internal Group transactions and intercompany receivables and payables, are eliminated. The results of minority interests are separately disclosed in the income statement and balance sheet.

Reclassification. Certain prior year balances have been reclassified to conform with the current year presentation.

Revenue recognition. Sales are recognized when the significant risks and rewards of ownership of the assets have been transferred to a third party and are reported net of sales taxes and rebates. Provisions for rebates to customers are recognized in the same period that the related sales are recorded, based on the contract terms.

Interest income is recognized on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity when it is determined that such income will accrue to the Group. Dividends are recognized when the right to receive payment is established.

Exchange rate differences.

- **Measurement currency.** Items included in the financial statements of each entity are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the measurement currency"). The consolidated financial statements are presented in Swiss francs, which is the measurement currency of the parent.

- **Transactions and balances.** Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges and net investment hedges.

- **Group companies.** Income statements and cash flows of foreign entities are translated into the Group's presentation currency at sales weighted average exchange rates for the year and their balance sheets are translated at the exchange rates prevailing on 31 December. Exchange rate differences arising on the translation of the net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments are taken to shareholders' equity. When a foreign entity is sold, such exchange rate differences are recognized in the income statement as part of the gain or loss on sale.

Tangible fixed assets. Tangible fixed assets are valued at historical acquisition or production costs and depreciated on a straight-line basis to the income statement, using the following maximum estimated useful lives in accordance with Group guidelines:

■ Buildings	40 years
■ Machinery and equipment	16 years
■ Furniture, vehicles, computer hardware	5 to 10 years

Financing costs associated with the construction of tangible fixed assets are not capitalized.

Intangible assets. Goodwill, arising when the acquisition cost of an investment is in excess of the fair value of net assets acquired, is capitalized and amortized using the straight-line method over its estimated useful life (a period not exceeding twenty years). Other purchased intangible assets – such as patents, trademarks and other rights – are capitalized at historical cost and amortized on a straight-line basis to the income statement over their estimated useful lives, with a maximum of ten years.

Impairment of assets. Tangible fixed assets and other long-term assets, including goodwill and other intangible assets, are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash generating unit).

An impairment loss is recognized as an expense in the income statement and is first allocated to the goodwill allocated to the cash generating unit and then to the other assets of the cash generating unit. An impairment loss may be reversed, for assets excluding goodwill, in subsequent periods if and only if there is a change in the estimates used to determine the asset's recoverable amount. Impairment loss for goodwill is not reversed unless in subsequent periods there is a reversal of the effect of a specific external event of an exceptional nature that caused impairment.

Inventories. Purchased goods are valued at acquisition cost, while self-manufactured products are valued at manufacturing costs including related production overhead costs. Inventory held at the balance sheet date is primarily valued at standard cost, which approximates to actual costs on a first in, first out basis. This valuation method is also used for valuing the cost of goods sold in the income statement. Adjustments are made for inventories with a lower market value or which is slow-moving. Unsaleable inventory is fully written off.

Trade accounts receivable. Trade receivables are carried at original invoice amount less provision made for doubtful receivables. A provision for doubtful trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

Cash and cash equivalents. Cash and cash equivalents comprise cash on hand, deposits and calls with banks, as well as short-term investment instruments with an initial lifetime of 90 days or less.

Derivative financial instruments and hedging. Under IAS 39, financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured to their fair value. Depending on the type of financial instrument, fair value calculation techniques include, but are not limited to, quoted market value, present value of estimated future cash flows (e.g. interest rate swaps) or corresponding exchange rates at balance sheet date (e.g. forward foreign exchange contracts). The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designated to hedge a specific risk and qualifies for hedge accounting.

On the date a derivative contract is entered into, Clariant designates certain derivatives as either a) a hedge of the fair value of a recognized asset or liability (fair value hedge), or b) a hedge of a forecasted transaction (cash flow hedge) or firm commitment or c) a hedge of a net investment in a foreign entity.

Changes in the fair value of derivative financial instruments in fair value hedges that are highly effective are recognized in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk. Changes in the fair value of derivatives in cash flow hedges are recognized as a hedging reserve in shareholders' equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or liability, the gains and losses previously included in equity are included in the initial measurement of the asset or liability. Otherwise, amounts recorded in equity are transferred to the income statement and classified as revenue or expense in the same period in which the forecasted transaction affects the income statement. Hedges of net investments in foreign entities are accounted for similar to cash flow hedges. Clariant hedges certain net investments in foreign entities with foreign currency borrowings and cross-currency swaps. All foreign exchange gains and losses on translation are recognized in equity and included in cumulative translation differences.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized in the income statement when the committed or forecasted transaction is ultimately recognized in the income statement. However, if a forecasted or committed transaction is no longer expected to occur, the cumulative gain or loss that was recognized in equity is immediately transferred to the income statement.

Certain derivative instruments, while providing effective economic hedges under Clariant policies, do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for cash flow hedge accounting under IAS 39 are recognized immediately in the income statement.

Financial instruments are used in the normal course of business to reduce risk arising from currency translation and interest rate or price movements. Clariant manages and records centrally its cover of various positions arising from existing assets and liabilities as well as future business transactions. To minimize counterparty risk, Clariant enters into financial instruments only with reputable international banks. The result of using financial instruments in Clariant's risk management program is permanently monitored, checked and communicated to Group management.

Leases. Leases under which the Clariant Group assumes substantially all of the risks and benefits of ownership are classified as finance leases. At the inception of the lease, a lease asset and a lease liability are recognized at the lower of the fair value of the leased property or the present value of the minimum lease payments. In subsequent periods the leased asset is depreciated on a straight-line basis, like other tangible fixed assets, over the shorter of its estimated useful life or the lease term. The depreciation amount of the asset and the interest amount on the finance lease liability are charged to the income statement.

A lease is classified as an operating lease if the substance of the transaction does not meet any of the requirements of a finance lease. Lease payments under an operating lease are charged to the income statement on a straight-line basis over the lease term.

Current taxes. The taxable profit (loss) of Group companies, on which the reporting period's income taxes payable (recoverable) are calculated using applicable local tax rates, is determined in accordance with the rules established by the taxation authorities of the countries in which they operate. Current taxes for current and prior periods, to the extent they are unpaid, are recognized as liabilities. In case taxes already paid in respect of current and prior periods exceed the tax liability amount of those periods, the exceeding amounts are recognized as assets. Current tax assets and current tax liabilities are offset if there is a legally enforceable right to set off the recognized amounts and if there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

Deferred taxes. Deferred taxes are calculated using the comprehensive liability method. These result from the temporary differences that arise between the recognition of items in the balance sheets of Group companies used for tax purposes and those prepared for consolidation purposes. An exception is that no deferred tax is calculated for the temporary differences in investments in Group companies and associates, provided that the investor (parent company) is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Furthermore, withholding taxes or other taxes on the eventual distribution of retained earnings of Group companies are only taken into account when a dividend has been planned, since generally the retained earnings are reinvested. Deferred taxes, calculated using applicable local tax rates, are included in long-term assets and long-term liabilities, with any changes during the year recorded in the income statement. Changes in deferred taxes on items that are recognized in equity are recorded in equity.

Equity compensation benefits. Clariant has two equity compensation plans, the Executive Stock Option Plan (ESOP) and the Management Stock Incentive Plan (MSIP), under which specific groups of executives and managers are granted a certain number of registered shares in Clariant Ltd or options to buy these shares at a predetermined strike price. The costs related to the granted shares are first determined as fixed amounts denominated in the currency of the subsidiary that grants the shares. Based on the share price at grant date and taking into account the probability that all persons covered by the plan will still be employed at the vesting date, the number of shares is estimated to cover the obligation arising on share-based payments. The costs related to the granted shares are deferred to the vesting period, and are included in personnel expenses and reported in the income statement under the corresponding functions of the related employees. The grant of options has no effect on the income statement. At each balance sheet date, the entity revises its estimates of the number of shares expected to vest. It recognizes the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

Obligations for pensions and similar employee benefits. For defined benefit plans (pension and other post-retirement benefits) the amount to be recognized in the provision is determined using the Projected Unit Credit Method, according to which each period of employee service gives rise to an additional unit of benefit entitlement and each unit is measured separately to build up the final obligation. Actuarial valuation techniques that take into consideration the demographic and financial assumptions are used to determine the carrying value of the net post-employment liability. These valuations are performed by independent actuaries.

The portion of the actuarial gains and losses to be recognized as income or expense is the excess of the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting year over the greater of 10% of the present value of the defined benefit obligation at that date and 10% of the fair value of any plan assets at that date, divided by the expected average remaining working lives of the employees participating in the plan.

Contributions to defined contribution plans are recorded in the income statement in the period to which they relate.

Termination benefits are provided for in accordance with the legal requirements of certain countries.

The charges for defined benefit plans, defined contribution plans and termination benefits are included in personnel expenses and reported in the income statement under the corresponding functions of the related employees and in expenses for restructuring and impairment.

Provisions. Provisions are recognized when the Group has a binding present obligation. This may be either legal because it derives from a contract, legislation or other operation of law, or constructive because the Group created valid expectations on the part of third parties by accepting certain responsibilities. To record such obligations it must be probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made for the amount of the obligation. The amount recognized as a provision is the best estimate (most probable outcome) of the expenditure required to settle the present obligation at the balance sheet date. The long-term provisions are discounted if the impact is material.

Research and development. Research and development expenses are fully charged to the income statement. The Group considers that regulatory and other uncertainties inherent in the development of new key products preclude it from capitalizing development costs. Laboratory buildings and equipment included in tangible fixed assets are depreciated over their estimated useful lives. The reason for this practice is the structure of research and development in the industries that Clariant engages in, making it difficult to demonstrate how singular intangible assets will generate probable future economic benefits.

Financial assets. Minority investments, other than associated companies, are initially recorded at cost on the date of the transaction and subsequently carried at fair value. Exchange rate gains and losses on loans are recorded in the income statement. Originated loans are carried at amortized cost, less any allowances for uncollectable amounts. All other financial assets are carried at fair value, and changes in the fair value of these financial assets are recognized directly in the income statement. All purchases and sales of financial assets are recognized on settlement date, which is the date that Clariant settles the transaction.

Financial liabilities. Financial debts are recognized as soon as the proceeds are received, less any transaction costs incurred. Financial debts are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings.

Segment reporting. Business segments provide products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide products or services within a particular economic environment that are subject to risks and returns that are different from those operating in other economic environments. The Group designates business segments as its primary reportable segments and geographical segments as its secondary reportable segments.

Segment revenue is revenue reported in the company's income statement that is directly attributable to a segment and the relevant portion of the company income that can be allocated on a reasonable basis to a segment, whether from sales to external customers or from transactions with other segments.

Segment expense is an expense resulting from the operating activities of a segment that is directly attributable to the segment and the relevant portion of an expense that can be allocated on a reasonable basis, including expenses relating to sales to external customers and expenses relating to transactions with other segments.

Intersegment sales are determined on an arms-length basis. Income and expenses relating to Corporate include the cost of Group headquarters and those of corporate coordination functions in major countries. In addition, Corporate includes certain items of income and expense which are not directly attributable to specific divisions. Usually no allocation of corporate items is made to the divisions.

Division and business unit net operating assets consist primarily of tangible fixed assets, intangible assets, inventories and receivables less operating liabilities. Corporate assets and liabilities principally consist of net liquidity (cash, cash equivalents and other short-term financial assets less financial debts), and deferred and current taxes.

Treasury shares. Treasury shares are deducted from equity at their par value of CHF 5 per share. Differences between this amount and the amount paid for acquiring, or received for disposing of, treasury shares are recorded in retained earnings.

Dividend distribution. Dividend distribution to the Company's shareholders is recognized as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

2. Tangible fixed asset movements

CHF mn	Land	Buildings	Machinery and equipment	Furniture, vehicles, computer hardware	Plant under construction	**Total 2004**	Total 2003
Costs							
At 1 January	637	2 392	5 132	577	163	8 901	8 874
Additions	3	25	95	18	148	289	301
Reclassifications	- 1	28	99	12	- 138	0	0
Disposals	- 27	- 112	- 320	- 85	- 23	- 567	- 519
Translation effects	- 19	- 59	- 113	- 14	- 3	- 208	245
At 31 December	**593**	**2 274**	**4 893**	**508**	**147**	**8 415**	**8 901**
Accumulated depreciation							
At 1 January	- 151	- 1 508	- 3 983	- 483	–	- 6 125	- 5 819
Additions	0	- 64	- 207	- 35	–	- 306	- 354
Reclassifications	0	- 1	3	- 2	–	0	0
Disposals	0	39	242	73	–	354	415
Impairment	0	- 17	- 21	- 1	–	- 39	- 166
Translation effects	2	38	87	14	–	141	- 201
At 31 December	**- 149**	**- 1 513**	**- 3 879**	**- 434**	–	**- 5 975**	**- 6 125**
Book value at 31 December	**444**	**761**	**1 014**	**74**	**147**	**2 440**	**2 776**
Insured value at 31 December						**9 862**	**10 934**

The capitalized cost of tangible fixed assets under lease contracts at 31 December 2004 amounts to CHF 25 million with a book value of CHF 10 million (2003: CHF 20 million and CHF 7 million, respectively).

As at 31 December 2004, commitments for the purchase of tangible fixed assets totaled CHF 45 million (2003: CHF 51 million).

3. Intangible asset movements

CHF mn	Goodwill	Other	**Total 2004**	Total 2003
Costs				
At 1 January	2 807	129	2 936	2 939
Additions	17	8	25	6
Disposals	- 17	- 22	- 39	- 7
Translation effects	0	- 2	- 2	- 2
At 31 December	**2 807**	**113**	**2 920**	**2 936**
Accumulated amortization				
At 1 January	- 2 388	- 97	- 2 485	- 2 450
Amortization	- 30	- 10	- 40	- 40
Disposals	0	10	10	6
Translation effects	- 2	2	0	- 1
At 31 December	**- 2 420**	**- 95**	**- 2 515**	**- 2 485**
Book value at 31 December	**387**	**18**	**405**	**451**

The amount reported as goodwill is the result of a number of acquisitions in various divisions. The principal amount is the goodwill arising on the acqusition of BTP in 2000 with a carrying amount of CHF 330 million pertaining to the Textile, Leather & Paper Chemicals Division. It is amortized over twenty years. Other intangibles comprise patents, trademarks and software, etc. Clariant does not have any internally generated intangible assets.

4. Investments in associated companies

	Participation		Balance sheet value		Effect on the income statement	
	%	%	CHF mn	CHF mn	CHF mn	CHF mn
	31.12.2004	31.12.2003	**31.12.2004**	31.12.2003	**2004**	2003
Infraserv GmbH & Co. Höchst KG	32	32	137	141	14	15
SF-Chem AG[1]	0	25	0	59	1	2
Infraserv GmbH & Co. Gendorf KG	50	50	34	32	5	1
Infraserv GmbH & Co. Knapsack KG	21	21	17	18	2	2
Infraserv GmbH & Co. Wiesbaden KG[2]	8	23	0	20	2	6
Others	–	–	38	42	2	3
Total	–	–	**226**	**312**	**26**	**29**

[1] On 30 September 2004 Clariant sold the shareholdings in SF-Chem AG.

[2] The participation in Infraserv GmbH & Co. Wiesbaden KG was reduced from 23% to 8% as part of the sale of the Electronic Materials business to Carlyle. As a consequence, the remaining participation was reclassified to financial and other long-term assets.

More information on the sale of discontinuing operations, subsidiaries and associated companies is given in Notes 20 and 21.

5. Financial and other long-term assets

CHF mn	**31.12.2004**	31.12.2003
Prepaid pensions	49	105
Vendor loan note	41	0
Other investments	6	2
Total	**96**	**107**

The prepaid pensions are reported by subsidiaries in Switzerland and the UK. The vendor loan note was accepted as part of the payment for the disposal of Electronic Materials.

6. *Taxes*

CHF mn	2004	2003
Current income taxes	- 139	- 221
Deferred income taxes	- 1	*110*
Total	**- 140**	**- 111**

The main elements contributing to the difference between the Group's overall expected tax expense/rate and effective tax expense/rate are:

	2004		2003[2]	
	CHF mn	%	CHF mn	%
Income before taxes and minority interests	**297**		**284**	
Expected tax expense/rate[1]	**- 96**	**32.3**	**- 92**	**32.4**
Effect of taxes on items not tax-deductible	- 46	15.5	- 34	12.0
Effect of utilization and changes in recognition of tax losses and tax credits	15	- 5.1	38	- 13.4
Effect of tax losses and tax credits of current year not recognized	- 4	1.3	- 116	40.8
Effect of adjustments to current taxes due to prior periods	- 7	2.4	2	- 0.7
Effect of tax exempt income	14	- 4.7	82	- 28.9
Effect of other items	- 16	5.4	9	- 3.2
Effective tax expense/rate	**- 140**	**47.1**	**- 111**	**39.0**

[1] Calculated based on the income before tax of each subsidiary (weighted average).
[2] Restated to be compliant with the new structure of disclosure.

CHF mn	31.12.2004	31.12.2003
Deferred tax liabilities on:		
Tangible and intangible assets	318	279
Prepaid pensions, other accruals and provisions	55	105
Total deferred tax liabilities	**373**	**384**
Deferred tax assets on:		
Tangible and intangible assets	63	33
Employee benefit liabilities	83	61
Tax losses carried forward and tax credits	45	25
Other accruals and provisions	88	172
Total deferred tax assets	***279***	***291***

The total of temporary differences on investments in subsidiaries, for which no deferred taxes were calculated, was CHF 5 056 million at 31 December 2004 (CHF 5 026 million at 31 December 2003).

Tax losses on which no deferred tax assets were calculated are as follows:

CHF mn	31.12.2004	31.12.2003
Expiry by:		
2004	0	14
2005	34	22
2006	32	16
2007	31	105
2008	930	1 303
after 2008	1 289	1 165
Total	**2 316**	**2 625**

CHF mn	31.12.2004	31.12.2003
Unrecognized tax credits	**3**	**4**

The tax credits expire between 2005 and 2010.

7. Inventories

CHF mn	31.12.2004	31.12.2003
Raw material, consumables, work in progress	522	617
Finished products	803	952
Total	**1 325**	**1 569**

Finished products are valued at the lower of cost or net realizable value. Clariant does not pledge inventories as security for liabilities.

8. Trade accounts receivable

CHF mn	31.12.2004	31.12.2003
Receivables gross	1 198	1 332
Allowance for doubtful receivables	- 65	- 73
Total net	**1 133**	**1 259**

9. Other short-term assets

CHF mn	31.12.2004	31.12.2003
Other receivables	226	230
Short-term financial assets	158	39
Prepaid expenses/accrued income	40	40
Total	**424**	**309**

Other receivables include staff loans, advances, advance payments and deposits.

Short-term financial assets include deposits with a term exceeding 90 days, securities and loans to third parties.

10. Cash and cash equivalents

CHF mn	31.12.2004	31.12.2003
Cash at bank and on hand	306	560
Short-term bank deposits	1 171	369
Total	**1 477**	**929**

11. Changes in share capital and treasury shares

Registered shares (each with a par value of CHF 5)	**Number of shares 2004**	**Par value 2004** CHF mn	Number of shares 2003	Par value 2003 CHF mn
At 1 January	153 440 000	767	153 440 000	767
Issuance of share capital	76 720 000	384		
At 31 December	**230 160 000**	**1 151**	**153 440 000**	**767**
Treasury shares	- 3 122 401	- 16	- 3 532 869	- 18
Outstanding capital at 31 December	**227 037 599**	**1 135**	**149 907 131**	**749**

Treasury shares (number of shares)	**2004**	2003
Holdings at 1 January	3 532 869	3 787 828
Shares purchased at fair market value	721 642	0
Shares sold at fair market value	- 800 000	0
Shares sold to employees	- 332 110	- 254 959
Holdings at 31 December	**3 122 401**	**3 532 869**

All shares are duly authorized and fully paid in.

Dividends are paid out as and when declared and are paid out equally on all shares, including treasury shares.

In accordance with Article 5 of the Articles of Incorporation, no limitations exist with regard to registration of shares which are acquired in one's own name and on one's own account. Special rules exist for nominees.

In accordance with Article 12 of the Articles of Incorporation, each share has the right to one vote. A shareholder can only vote for his own shares and for represented shares, up to a maximum of 10% of the total share capital.

12. Long-term financial debts

CHF mn	Interest rate	Term	**Original amount**	Repurchased	**Net amount 31.12.2004**	Net amount 31.12.2003
Straight bonds	4.125	1996–2006	200	- 46	154	154
Straight bonds	3.375	1997–2004	300	- 300	0	250
Straight bonds	3.750	1997–2007	200	- 25	175	175
Straight bonds	3.000	1998–2005	250	- 49	201	201
Straight bonds	4.250	2000–2008	500	- 116	384	384
Total straight bonds			**1 450**	**- 536**	**914**	**1 164**
Liabilities to banks and other financial institutions [1]					**1 424**	**1 710**
Obligations under finance leases					**7**	**2**
Subtotal					**2 345**	**2 876**
Less current portion					**- 622**	**- 256**
Total					**1 723**	**2 620**
Breakdown by maturity				2005		687
				2006	345	548
				2007	644	641
				2008	555	563
				2009	171	181
				thereafter	8	
Total					**1 723**	**2 620**
Breakdown by currency				CHF	793	1 615
				EUR	287	286
				USD	0	274
				JPY	603	430
				other	40	15
Total					**1 723**	**2 620**
Fair value comparison						
Straight bonds					950	1 154
Others					1 507	2 036
Total					**2 457**	**3 190**
Total net book value of tangible fixed assets pledged as collateral for long-term financial debts					66	101
Total collateralized long-term financial debts					28	28

[1] Average interest rate in 2004: 4.7% (2003: 4.5%).

In 2004, bonds in the amount of 250 million were paid back on expiry in order to reduce financial debt (CHF 135 million in 2003).

Covenants. Clariant Ltd is the borrower under some covenants and it guarantees all obligations under the syndicated bank facilities. The facilities rank pari passu with all other unsubordinated third-party debt.

The facilities contain customary covenants that restrict the sale of assets, mergers, liens, sale-leaseback transactions, acquisitions and investments, and require the Group to maintain specified gearing and debt interest cover ratios. These ratios are tested at the end of each financial half-year. The facilities do not affect the ability of the Group to utilize its accounts receivable securitization program. The Group is in compliance with all covenants.

Exposure of the Group's borrowings to interest rate changes

- Bonds: The interest rate of all bonds are fixed.
- Liabilities to banks and other financial institutions: Mostly consisting of syndicated bank loans with fixed interest rates (LIBOR plus applicable margin according to a defined pricing grid based on the Group's performance).
- Other financial debt: Mostly short-term debt at variable interest rates.

13. Retirement benefit obligations

Apart from the legally required social security schemes, the Group has numerous independent pension plans. The assets are principally held externally. For certain Group companies however, no independent assets exist for the pension and other long-term employee benefit obligations. In these cases the related liability is included in the balance sheet.

Net liabilities recognized in the balance sheet:

CHF mn	**31.12.2004**	31.12.2003
Pension funds defined benefit plans	- 348	- 359
Prepaid pensions recognized in financial and other long-term assets	49	105
Pension funds net liability for defined benefit plans	**- 299**	**- 254**
Other post-retirement benefit plans	- 103	- 110
Pension funds defined contribution plans	- 28	- 29
Net liabilities recognized in the balance sheet	**- 430**	**- 393**

Defined contribution pension and termination plans. In 2004, CHF 34 million were charged to the income statements of the Group companies as contributions to these plans (2003: CHF 34 million).

Defined benefit pension and termination plans. Defined benefit pension and termination plans cover the majority of the Group's employees. Future obligations and the corresponding assets of those plans considered as defined benefit plans under IAS 19 are reappraised annually and reassessed at least every three years by independent actuaries. Assets are valued at fair values. US employees transferred to Clariant with the Hoechst Specialty Chemicals business remain insured with Hoechst for their pension claims incurred prior to 30 June 1997. The following is a summary of the status of the plans:

CHF mn	**31.12.2004**	31.12.2003
Present value of funded obligations	- 1 475	- 1 420
Fair value of plan assets	1 310	1 243
Deficit	**- 165**	**- 177**
Present value of unfunded obligations	- 353	- 344
Unrecognized actuarial losses	219	267
Net liabilities in the balance sheet	**- 299**	**- 254**

The net liability in the balance sheet consists of:

CHF mn	**31.12.2004**	31.12.2003
Accrued pension costs recognized in provisions for long-term liabilities	- 348	- 359
Prepaid pension expenses included in financial and other long-term assets	49	105
Net liabilities in the balance sheet	**- 299**	**- 254**

The pension plan assets include registered shares issued by the company with a fair value of CHF 124 000 at 31 December 2004 (2003: CHF 68 000). The amounts recognized in the income statement are as follows:

CHF mn	**2004**	2003
Current service cost	- 61	- 73
Interest cost	- 85	- 81
Expected return on plan assets	67	62
Net actuarial losses recognized in current year	- 13	- 26
Termination benefits	- 30	0
Effect of curtailments and settlements	- 9	- 8
Total expenses	**- 131**	**- 126**

The actual return on plan assets in the 12 months was CHF 98 million (2003: CHF 122 million).

Termination benefits mainly concern the costs for staff reduction in Switzerland which is executed through the Swiss pension fund. The costs are included in Restructuring and impairment in the income statement and are also disclosed under Leaving indemnities in Note 24.

Movements in the net liabilities recognized in the balance sheet:

CHF mn	**2004**	2003
At 1 January	- 254	- 194
Translation effect	4	- 16
Reduction in obligations due to divestitures	14	10
Total expenses as above	- 131	- 126
Contributions paid	61	63
Effect of curtailments and settlements	7	9
At 31 December	**- 299**	**- 254**

The principal actuarial assumptions used for accounting purposes were:

Weighted average %	**2004**	2003
Discount rate	4.6	5.3
Expected return on plan assets	5.3	5.4
Expected inflation rate	2.8	3.0

Post-employment medical benefits. The Group operates a number of post-employment medical benefit schemes in the USA, Canada and France. The method of accounting for the liabilities associated with these plans is similar to the one used for defined benefit pension schemes. These plans are not externally funded, but are covered by provisions in the balance sheets of the Group companies concerned. The following amounts are recognized in the balance sheet:

CHF mn	**31.12.2004**	31.12.2003
Present value of unfunded obligations	- 86	- 113
Unrecognized actuarial losses	3	3
Unrecognized past service costs	- 20	0
Liabilities in the balance sheet	**- 103**	- 110

The amounts recognized in the income statement are as follows:

CHF mn	**2004**	2003
Current service cost	- 2	- 3
Interest cost	- 6	- 7
Net actuarial gain recognized in current year	0	1
Past service cost recognized in current year	2	0
Total included in personnel costs	**- 6**	**- 9**

Movements in the liabilities recognized in the balance sheet:

CHF mn	**2004**	2003
At 1 January	- 110	- 113
Translation effect	9	10
Total expenses as above	- 6	- 9
Benefits paid	3	2
Effect of curtailments and settlements	1	0
At 31 December	**- 103**	**- 110**

In addition to the assumptions used for the pension schemes, the main actuarial assumption is a long-term increase in health costs of 9.4% per year (2003: 10.0%).

14. Movements in provisions for long-term liabilities

CHF mn	Provisions for pension plans and other post-employment benefits	Environmental provisions	Long-term personnel provisions	Other long-term provisions	**Total provisions for long-term liabilities 2004**	Total provisions for long-term liabilities 2003
At 1 January	498	218	125	52	893	882
Additions	49	17	21	19	106	200
Amounts used	- 48	- 16	- 25	- 31	- 120	- 165
Unused amounts reversed	- 14	-9	- 2	- 4	- 29	- 46
Changes due to the passage of time and changes in discount rates	7	1	2	0	10	12
Translation effects	- 13	- 7	- 5	2	- 23	10
At 31 December	**479**	**204**	**116**	**38**	**837**	**893**
Debts falling due						
Between 1 and 3 years	43	28	29	8	108	117
Between 3 and 5 years	56	9	59	6	130	165
Over 5 years	380	167	28	24	599	611
At 31 December	**479**	**204**	**116**	**38**	**837**	**893**

Provisions for pension plans and other post-employment benefits. Provisions for pension plans relate to defined benefit plans, defined contribution plans and post-employment medical plans in which many of the Group's subsidiaries participate. Major defined benefit plans are maintained in Switzerland, the USA, Germany, Japan, and the UK. Post-employment medical plans are maintained in the USA, Canada and France. Most subsidiaries also have defined contribution plans. See Note 13 of the Consolidated Financial Statements for further information on the Group's employee benefit plans.

Environmental provisions. Provisions for environmental liabilities are made when there is a legal or constructive obligation for the Group, which will result in an outflow of economic resources. It is difficult to estimate the action required by Clariant in the future to correct the effects on the environment of prior disposal or release of chemical substances by Clariant or other parties, and the associated costs, pursuant to environmental laws and regulations. The material components of the environmental provisions consist of the cost to fully clean and refurbish contaminated sites and to treat and contain contamination at sites where the environmental exposure is less severe. The Group's future remediation expenses are affected by a number of uncertainties which include, but are not limited to, the method and extent of remediation and the percentage of material attributable to Clariant at the remediation sites relative to that attributable to other parties. The environmental provisions reported in the balance sheet concern a number of different obligations, mainly in Switzerland, the USA, Germany, the UK, Brazil and Italy.

Provisions are made for remedial work where there is an obligation to remedy environmental damage, as well as for containment work where required by environmental regulations. All provisions relate to environmental liabilities arising in connection with activities that occurred prior to the date when Clariant took control of the relevant site.

Long-term personnel provisions. Long-term personnel provisions include long-term compensated absences such as sabbatical leave, jubilee or other long-service benefits, long-term disability benefits, profit sharing and bonuses payable twelve months or more after the end of the period in which they are earned.

Other long-term provisions. Other long-term provisions include provisions for obligations relating to tax and legal cases in various countries where settlement is expected after twelve months or more.

15. Trade and other accounts payable

CHF mn	**31.12.2004**	31.12.2003
Trade payables	646	632
Accruals	353	330
Other payables	166	186
Total	**1 165**	**1 148**

16. Short-term financial debts

CHF mn	**31.12.2004**	31.12.2003
Banks and other financial institutions (including employees' accounts)	309	958
Current portion of long-term financial debts	622	256
Total	**931**	**1 214**

17. Movements in provisions for short-term liabilities

CHF mn	Restructuring provisions	Short-term personnel provisions	Other short-term provisions	**Total provisions for short-term liabilities 2004**	Total provisions for short-term liabilities 2003
At 1 January	45	129	189	363	460
Additions and reclassifications	56	119	137	312	317
Amounts used	- 40	- 119	- 125	- 284	- 376
Unused amounts reversed	- 1	- 13	- 19	- 33	- 43
Translation effects	0	- 2	9	7	5
At 31 December	**60**	**114**	**191**	**365**	**363**

Restructuring provisions. Restructuring provisions are established where there is a legal or constructive obligation for the Group that will result in the outflow of economic resources and which is expected to occur within the next twelve months. The term restructuring refers to activities that have as a consequence, staff redundancies and the shutdown of production lines or entire sites. However, expenses for termination benefits which are borne by the pension and termination plans are included in pension plan liabilities (see Note 13).

Short-term personnel provisions. Liabilities from personnel costs include holiday entitlements, compensated absences such as annual leave, profit sharing and bonuses payable within twelve months, and nonmonetary benefits such as medical care, housing, and cars for current employees payable within twelve months, for which no invoice has been received.

Other short-term provisions. Other short-term provisions are recorded for liabilities (comprising tax, legal and other items in various countries) falling due within the next twelve months, for which no invoice has been received at the reporting date and/or for which the amount can only be reliably estimated.

18. Regional breakdown of key figures 2004 and 2003

Region CHF mn	Sales[1]		Operating income[2]		Number of employees at 31 December	
	2004	2003	**2004**	2003	**2004**	2003
Continuing operations						
Europe	4 154	3 963	206	438	13 595	14 363
thereof in Germany	*1 244*	*1 138*	*97*	*279*	*7 027*	*7 203*
The Americas	2 191	2 108	181	- 62	5 651	5 844
thereof in the USA	*1 107*	*1 131*	*27*	*- 152*	*2 051*	*2 186*
Asia/Africa/Australia	1 799	1 722	101	97	5 523	6 179
Total continuing operations	**8 144**	**7 793**	**488**	**473**	**24 769**	**26 386**
Discontinuing operations						
Europe	60	276	- 14	31		185
thereof in Germany	*40*	*108*	*- 4*	*31*		*154*
The Americas	66	105	3	- 2		183
thereof in the USA	*65*	*100*	*3*	*- 2*		*181*
Asia/Africa/Australia	260	342	53	57		254
Total discontinuing operations	**386**	**723**	**42**	**86**		**622**
Total Group	**8 530**	**8 516**	**530**	**559**	**24 769**	**27 008**

Region CHF mn	Investments in tangible fixed assets		Depreciation of tangible fixed assets		Net operating assets at 31 December[3]	
	2004	2003	**2004**	2003	**2004**	2003
Continuing operations						
Europe	179	191	234	281	2 013	2 465
thereof in Germany	*110*	*105*	*113*	*165*	*580*	*794*
The Americas	45	53	60	165	636	623
thereof in the USA	*16*	*26*	*37*	*146*	*211*	*227*
Asia/Africa/Australia	39	30	31	31	699	759
Total continuing operations	**263**	**274**	**325**	**477**	**3 348**	**3 847**
Discontinuing operations						
Europe	3	10	3	21		50
thereof in Germany	*3*	*9*	*2*	*20*		*39*
The Americas	15	4	8	11		86
thereof in the USA	*15*	*4*	*8*	*11*		*86*
Asia/Africa/Australia	8	13	9	11		162
Total discontinuing operations	**26**	**27**	**20**	**43**		**298**
Total Group	**289**	**301**	**345**	**520**	**3 348**	**4 145**

[1] Allocated by region of third-party sale's destination.
[2] Allocated by region of production and selling entity.
[3] Long-term and short-term assets (excluding cash and cash equivalents) less non-interest-bearing liabilities.

19. Divisional breakdown of key figures

In August 2003, Clariant announced its intention to sell the activities of Cellulose Ethers, part of the Functional Chemicals Division, and Electronic Materials, part of the Life Science & Electronic Chemicals Division. At

Divisions continuing operations CHF mn	Textile, Leather & Paper Chemicals (TLP)		Pigments & Additives (PA)		Masterbatches (MB)	
	2004	2003	**2004**	2003	**2004**	2003
Divisional sales	2 239	2 203	1 902	1 814	1 110	1 043
Sales to other divisions	- 36	- 24	- 74	- 69	- 2	- 2
Total sales	**2 203**	**2 179**	**1 828**	**1 745**	**1 108**	**1 041**
Operating expenses	- 2 046	- 2 015	- 1 642	- 1 599	- 1 006	- 955
Income from associated companies	1	4	17	18	1	0
Gain from the sale of discontinuing operations, subsidaries and associated companies	- 25	8	- 1	0	0	0
Restructuring and impairment	- 48	- 27	- 35	- 8	- 8	- 2
Amortization of goodwill	- 22	- 22	- 5	- 5	- 3	- 4
Operating income	**63**	**127**	**162**	**151**	**92**	**80**
Finance costs-net						
Income before taxes and minority interests						
Taxes						
Income before minority interests						
Minority interests						
Net income						
Total assets	1 777	2 013	1 613	1 684	561	573
Liabilities	- 166	- 159	- 157	- 156	- 76	- 68
Total equity and minority interests	**1 611**	**1 854**	**1 456**	**1 528**	**485**	**505**
Net debt[3]	0	0	0	0	0	0
Total net operating assets[1]	**1 611**	**1 854**	**1 456**	**1 528**	**485**	**505**
Thereof:						
Investments in tangible fixed assets for the period	56	63	72	63	35	35
Investments in associated companies	6	61	169	176	3	4
Operating income	63	127	162	151	92	80
Add: Systematic depreciation of tangible fixed assets	75	75	75	72	28	28
Add: Impairment depreciation of tangible fixed assets	8	11	8	7	1	0
Add: Amortization of goodwill	22	22	5	5	3	4
Add: Amortization of other intangibles	0	0	0	0	1	0
EBITDA[2]	**168**	**235**	**250**	**235**	**125**	**112**
Add: Restructuring and impairment	48	27	35	8	8	2
Less: Depreciation of tangible fixed assets (Reported under restructuring and impairment)	- 8	- 11	- 8	- 7	- 1	0
Less: Gain/loss from the sale of discontinuing operations, subsidiaries and associated companies	25	- 8	1	0	0	0
EBITDA before restructuring and disposals	**233**	**243**	**278**	**236**	**132**	**114**
Operating income	63	127	162	151	92	80
Add: Restructuring and impairment	48	27	35	8	8	2
Less: Gain/loss from the sale of discontinuing operations, subsidiaries and associated companies	25	- 8	1	0	0	0
Add: Amortization of goodwill	22	22	5	5	3	4
Operating income before restructuring and disposals and amortization of goodwill	**158**	**168**	**203**	**164**	**103**	**86**

[1] Within net operating assets, fixed assets including infrastructure, inventory, trade payables, receivables and goodwill were allocated to each division. All other balance sheet positions generally included in the calculation of net operating assets were allocated to Corporate.

[2] EBITDA is earnings before interest, tax, depreciation and amortization.

[3]

Calculation of net debt CHF mn	2004	2003
Long-term financial debt	1 723	2 620
Add: Short-term financial debt	931	1 214
Less: Cash and cash eqivalents	- 1 477	- 929
Less: Short-term deposits 90 to 365 days	- 87	0
Net debt	**1 090**	**2 905**

the end of 2003 Cellulose Ethers was sold, while Electronic Materials was sold on 30 September 2004. As a consequence, discontinuing activities comprise Cellulose Ethers and Electronic Materials for 2003 and Electronic Materials only for 2004.

Functional Chemicals (FUN)		Life Science & Electronic Chemicals (LSE)		Total divisions continuing operations		Corporate		Total continuing operations		Discontinuing operations		Total Group	
2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
2 034	1 807	1 101	1 193	8 386	8 060	0	0	8 386	8 060	386	723	8 772	8 783
- 57	- 55	- 73	- 117	- 242	- 267	0	0	- 242	- 267	0	0	- 242	- 267
1 977	**1 752**	**1 028**	**1 076**	**8 144**	**7 793**	**0**	**0**	**8 144**	**7 793**	**386**	**723**	**8 530**	**8 516**
- 1 758	- 1 569	- 1 007	- 1 097	- 7 459	- 7 235	- 120	- 60	- 7 579	- 7 295	- 344	- 639	- 7 923	- 7 934
5	5	0	0	24	27	2	0	26	27	0	2	26	29
6	238	83	- 7	63	239	0	0	63	239	0	0	63	239
- 10	- 155	- 11	- 63	- 112	- 255	- 24	- 5	- 136	- 260	0	0	- 136	- 260
0	0	0	0	- 30	- 31			- 30	- 31	0	0	- 30	- 31
220	**271**	**93**	**- 91**	**630**	**538**	**- 142**	**- 65**	**488**	**473**	**42**	**86**	**530**	**559**
								- 233	- 274	0	- 1	- 233	- 275
								255	**199**	**42**	**85**	**297**	**284**
								- 133	- 78	- 7	- 33	- 140	- 111
								122	**121**	**35**	**52**	**157**	**173**
								- 7	- 12			- 7	- 12
								115	**109**	**35**	**52**	**150**	**161**
906	903	835	983	5 692	6 156	2 113	1 443	7 805	7 599	0	404	7 805	8 003
- 147	- 116	- 84	- 89	- 630	- 588	- 4 917	- 6 069	- 5 547	- 6 657	0	- 106	- 5 547	- 6 763
759	**787**	**751**	**894**	**5 062**	**5 568**	**- 2 804**	**- 4 626**	**2 258**	**942**	**0**	**298**	**2 258**	**1 240**
0	0	0	0	0	0	1 090	2 905	1 090	2 905		0	1 090	2 905
759	**787**	**751**	**894**	**5 062**	**5 568**	**- 1 714**	**- 1 721**	**3 348**	**3 847**	**0**	**298**	**3 348**	**4 145**
42	51	35	40	240	252	23	22	263	274	26	27	289	301
35	45	2	2	215	288	11	12	226	300	0	12	226	312
220	271	93	- 91	630	538	- 142	- 65	488	473	42	86	530	559
49	56	54	77	281	308	5	3	286	311	20	43	306	354
7	101	15	47	39	166	0	0	39	166	0	0	39	166
0	0	0	0	30	31	0	0	30	31	0	0	30	31
0	0	0	0	1	0	7	6	8	6	2	3	10	9
276	**428**	**162**	**33**	**981**	**1 043**	**- 130**	**- 56**	**851**	**987**	**64**	**132**	**915**	**1 119**
10	155	11	63	112	255	24	5	136	260	0	0	136	260
- 7	- 101	- 15	- 47	- 39	- 166	0	0	- 39	- 166	0	0	- 39	- 166
- 6	- 238	- 83	7	- 63	- 239	0	0	- 63	- 239	0	0	- 63	- 239
273	**244**	**75**	**56**	**991**	**893**	**- 106**	**- 51**	**885**	**842**	**64**	**132**	**949**	**974**
220	271	93	- 91	630	538	- 142	- 65	488	473	42	86	530	559
10	155	11	63	112	255	24	5	136	260		0	136	260
- 6	- 238	- 83	7	- 63	- 239	0	0	- 63	- 239		0	- 63	- 239
		0	0	30	31	0	0	30	31		0	30	31
224	**188**	**21**	**- 21**	**709**	**585**	**- 118**	**- 60**	**591**	**525**	**42**	**86**	**633**	**611**

20. Discontinuing operations

In August 2003 Clariant announced its intention to sell the activities of Cellulose Ethers, part of the Functional Chemicals Division, and Electronic Materials, part of the Life Science & Electronic Chemicals Division. Both activities were subsequently reported as discontinuing activities.

Electronic Materials. On 30 September 2004 Clariant sold the Electronic Materials business, belonging to the Life Science & Electronic Chemicals Division, to The Carlyle Group. Prior to the disposal, Clariant acquired the minority shares of the Korean subsidiary Clariant Industries (Korea) Ltd for a total consideration of CHF 24 million generating a goodwill of CHF 17 million. Clariant Industries (Korea) Ltd was subsequently sold as part of the disposal of Electronic Materials.

The transaction comprised share deals in Germany, Korea, Taiwan and China, and asset deals in Japan, the USA, France, Hong Kong and the UK. As part of the disposal of Electronic Materials, Clariant granted a vendor loan note to the purchaser in the amount of CHF 40 million.

The exchange rate variances which had to be recycled as a result of the disposal of Electronic Materials amounted to an expense of CHF 26 million.

The participation in Infraserv GmbH & Co. Wiesbaden KG was reduced from 23% to 8% as a result of the sale of the Electronic Materials business to The Carlyle Group.

Cellulose Ethers. In December 2003 Clariant sold the operations of Cellulose Ethers, belonging to the Functional Chemicals Division, to the Shin-Etsu Group. The transaction comprised production facilities in Germany and net current assets and distribution networks in several other European countries, in the USA and in Asia. In a number of countries Clariant has entered into sales and distribution agreements with Shin-Etsu, based on which Clariant continues to serve the cellulose ether market as a service partner to Shin-Etsu.

CHF mn	Electronic Materials		Cellulose Ethers		Total discontinuing operations	
	2004	2003	**2004**	2003	**2004**	2003
Sales	386	442		281	386	723
Operating expenses	- 344	- 401		- 236	- 344	- 637
Operating income	**42**	**41**	**–**	**45**	**42**	**86**
Financial result	0	- 1		0	0	- 1
Income before taxes	**42**	**40**	**–**	**45**	**42**	**85**
Taxes	- 7	- 20		- 13	- 7	- 33
Income after taxes	**35**	**20**	**–**	**32**	**35**	**52**
Cash flows of discontinuing operations						
Operating cash flows	21	47		42	21	89
Investing cash flows	- 26	- 21		- 3	- 26	- 24
Financing cash flows	- 4	5		0	- 4	5
Total cash flows	**- 9**	**31**	**–**	**39**	**- 9**	**70**
Net assets of discontinuing operations						
Tangible fixed assets	195	184		67	195	251
Investments in associated companies	24	12		16	24	28
Goodwill	17	0		0	17	0
Other intangibles	12	13		0	12	13
Short-term assets	161	195		100	161	295
Total assets	**409**	**404**	**–**	**183**	**409**	**587**
Total liabilities	- 121	- 106		- 59	- 121	- 165
Net assets[1]	**288**	**298**	**–**	**124**	**288**	**422**
Number of employees	543	622		500	543	1 122

[1] Net assets transferred at the date of the disposals.

21. Disposal of discontinuing operations, subsidiaries and associated companies

In addition to the disposal of the discontinuing operation, Electronic Materials, there were various other disposals of subsidiaries and associated companies in 2004:

On 30 September 2004, the activities of Lancaster Synthesis Ltd in the UK and the US, belonging to the former Life Science & Electronic Chemicals Division, were sold.

On 30 September 2004, Clariant sold the investment in SF-Chem.

On 30 November 2004, Clariant sold the subsidiary Clariant Polymers, Japan, belonging to the Textile, Leather & Paper Chemicals Division.

On 31 December 2003, the Cellulose Ethers activities belonging to the Functional Chemicals Division were sold. An additional gain of CHF 6 million resulted from the final settlement of this transaction in 2004.

The exchange rate variances recycled are included in the finance costsnet in the income statement.

Net income and cash flow from the disposal of *discontinuing operations, subsidiaries and* associated companies	**Disposals during 2004**					**Total 2004**	Total 2003
CHF mn	Electronic Materials	SF-Chem	Lancaster	Clariant Polymers	Other		
Consideration for sale	394	22	4	26	10	456	387
Net assets sold including disposal-related expenses	- 305	- 54	- 10	- 20	- 4	- 393	- 148
Gain on disposals before exchange rate variances recycled and tax expense	**89**	**- 32**	**- 6**	**6**	**6**	**63**	**239**
Exchange rate variances recycled	- 26	0	0	0	0	- 26	
Tax expense	- 21	0	0	- 2	0	- 23	- 25
After tax gain on disposal	**42**	**- 32**	**- 6**	**4**	**6**	**14**	**214**
The net cash inflow from sale is determined as follows:							
Total consideration for sale	394	22	4	26	10	456	387
Less: Vendor loan note and deferred payments	- 57	0	0	0	0	- 57	0
Less: Cash and cash equivalents in subsidiary sold	- 12	0	0	- 2	0	- 14	- 16
Net cash inflow from sale	**325**	**22**	**4**	**24**	**10**	**385**	**371**

22. Finance costs-net

CHF mn	2004	2003
Financial income		
Interest income	25	19
Fair value gains on financial instruments: Interest rate swaps, fair value hedges	0	1
Other financial income	9	6
Total financial income	**34**	**26**
Financial expenses		
Interest expense	- 161	- 164
Foreign exchange forward contracts and currency swaps: Transactions classified as trading activities	0	- 2
Other financial expenses	- 31	- 40
Total financial expenses	**- 192**	**- 206**
Currency result, net	- 75	- 95
Total	**- 233**	**- 275**

Other financial income mainly consists of dividends from securities and other investments.

Other financial expenses include loss on the sale of securities, bank charges and miscellaneous financial expenses.

23. Earnings per share (EPS)

Earnings per share are calculated by dividing the Group net income by the average number of outstanding shares (issued shares less treasury shares).

	2004	2003[1]
Net income (CHF mn)	**150**	**161**
Diluted net income (CHF mn)	**150**	**161**
Shares		
Holdings on 1 January[1]	172 842 922	172 548 954
Effect of the issuance of share capital and transactions with treasury shares on weighted average number of shares outstanding	38 023 015	197 082
Weighted average number of shares outstanding	**210 865 937**	**172 746 036**
Adjustment for granted Clariant shares	1 455 150	1 350 847
Adjustment for dilutive share options	37 463	0
Weighted average diluted number of shares outstanding	**212 358 550**	**174 096 883**
Basic earnings per share (CHF/share)	**0.71**	**0.93**
Diluted earnings per share (CHF/share)	**0.71**	**0.93**

[1] Restated for impact of capital increase (adjustment factor 1.15).

Earnings per share have been calculated using the adjustment factor of 1.15 to determine the average number of shares outstanding for 2003 and from 1 January to 20 April 2004 (date of issuance of share capital in the form of a rights issue).

24. Restructuring and impairment

In order to increase profitability over a sustained period, Clariant has launched a broad initiative designed to improve its performance. The aim of the program is to increase the Group's operating result and reduce net working capital. The changes that need to be made to the processes and structures in order to achieve these aims, will result in the loss of around 4 000 jobs across the Group between 2004 and 2006.

Restructuring. As part of the performance improvement program, in 2004 staff have been reduced and sites have been closed mainly in Switzerland, Germany and the UK. The costs for the dismissal of personnel in these places has been recorded as restructuring costs.

Impairment. As a result of the performance improvement program and the resulting staff reduction, tangible fixed assets and other long-term assets were reviewed for impairment in value. In numerous cases it was evident that such assets were impaired, as they would no longer be utilized, and as a consequence they were written off. In Oswaldtwistle, UK, a plant pertaining to the Functional Chemicals Division was restructured, entailing the write-off of fixed assets in the amount of CHF 7 million. In Beverly, UK, a plant pertaining to the Textile, Leather & Paper Chemicals Division was closed, resulting in fixed assets being written off in the amount of CHF 8 million. In Knapsack, Germany, a plant pertaining to the Pigments & Additives Division was closed, resulting in a write-off of fixed assets in the amount of CHF 7 million.

CHF mn		TLP		PA		MB
	2004	2003	**2004**	2003	**2004**	2003
Cash out expenses for restructuring	**6**	**0**	**2**	**- 2**	**3**	**1**
Noncash expenses for						
Leaving indemnity	31	10	12	0	2	0
Others	3	6	13	3	2	1
Total noncash expenses for restructuring	**34**	**16**	**25**	**3**	**4**	**1**
Total restructuring expenses	**40**	**16**	**27**	**1**	**7**	**2**
Impairment of tangible fixed assets						
Land and buildings	0	4	2	4	0	0
Machinery and equipment	8	7	6	3	1	0
Total impairment of tangible fixed assets	**8**	**11**	**8**	**7**	**1**	**0**
Total restructuring and impairment	**48**	**27**	**35**	**8**	**8**	**2**
Thereof noncash expenses	**42**	**27**	**33**	**10**	**5**	**1**

Clariant also assessed the recoverability of the carrying amount of long-term assets of several cash generating units in 2004. For this purpose, assets were grouped at the lowest level for which there are separately identifiable cash flows. An impairment loss was recognized as an expense in the income statement in the amount by which the carrying amount of the assets exceeded the recoverable amount, which is the higher of an asset's net selling price and value in use. As a result of this procedure, Clariant depreciated for impairment the fixed assets of the business unit Pharma, belonging to the Life Science & Electronic Chemicals Division, by an amount of CHF 12 million. The asset values reported for this segment represent the value in use. The discount rate, which was applied to determine the value in use (pretax weighted average cost of capital) amounted to 10%.

In 2003 Clariant had to close a factory belonging to the Functional Chemicals Division in the United States, which led to expenses of CHF 155 million, of which CHF 101 million were for the impairment devaluation of long-term assets.

FUN		LSE		Total divisions		Corporate		Total continuing operations		Discontinuing operations		Total Group	
2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
0	**19**	**1**	1	**12**	**19**	**20**	**2**	**32**	**21**	**0**	**0**	**32**	**21**
2	1	8	11	55	22	0	3	55	25	0	0	55	25
1	34	- 13	4	6	48	4	0	10	48	0	0	10	48
3	**35**	**- 5**	**15**	**61**	**70**	**4**	**3**	**65**	**73**	**0**	**0**	**65**	**73**
3	**54**	**- 4**	**16**	**73**	**89**	**24**	**5**	**97**	**94**	**0**	**0**	**97**	**94**
1	0	14	58	17	66	0	0	17	66	0	0	17	66
6	101	1	- 11	22	100	0	0	22	100	0	0	22	100
7	**101**	**15**	**47**	**39**	**166**	**0**	**0**	**39**	**166**	**0**	**0**	**39**	**166**
10	**155**	**11**	**63**	**112**	**255**	**24**	**5**	**136**	**260**	**0**	**0**	**136**	**260**
10	**136**	**10**	**62**	**100**	**236**	**4**	**3**	**104**	**239**	**0**	**0**	**104**	**239**

25. Financial instruments

Risk management (hedging) instruments and off-balance sheet risks. Clariant uses forward foreign exchange rate and option contracts, interest rate and currency swaps, and other derivative instruments to hedge the Group's risk exposure to volatility in interest rates and currencies and to manage the return on cash and cash equivalents. Risk exposures from existing assets and liabilities as well as anticipated transactions are managed centrally.

Interest rate management. It is the Group's policy to manage the cost of interest using fixed and variable rate debt and interest-related derivatives.

Foreign exchange management. To manage the exposure to fluctuation in foreign currency exchange rates, the Group follows a strategy of hedging both balance sheet and revenue risk partially through the use of forward exchange contracts and currency swaps in various currencies. In order to minimize financial expenses, the Group does not hedge the entire exposure.

Counterparty risk. Financial instruments contain an element of risk that the counterparty may be unable to either issue securities or to fulfill the settlement terms of a contract. Clariant therefore only cooperates with counterparties or issuers that are at least A-rated. The cumulative exposure to these counterparties is constantly monitored by the Group management, therefore there is no expectation of a material loss due to counterparty risk in the future.

The following tables show the contract or underlying principal amounts and the respective fair value of financial instruments by type at year-end.

The contract or underlying principal amounts indicate the volume of business outstanding at the balance sheet date and do not represent the amount at risk. The fair values represent market values or standard pricing models at 31 December 2004 and 2003, respectively.

Financial instruments CHF mn	Contract or underlying principal amount		Positive fair values		Negative fair values	
	2004	2003	**2004**	2003	**2004**	2003
Currency-related hedging instruments						
Forward foreign exchange rate contracts and cross-currency swaps	631	515	3	5	- 52	- 30
Total financial instruments	**631**	**515**	**3**	**5**	**- 52**	**- 30**

Financial instruments by maturity CHF mn	1–12 months		1–5 years		Over 5 years		Total	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
Currency-related hedging instruments								
Forward foreign exchange rate contracts and cross-currency swaps	329	118	302	318		79	631	515
Total financial instruments	**329**	**118**	**302**	**318**	**0**	**79**	**631**	**515**

Financial instruments by currency Forward foreign exchange rate contracts and cross-currency swaps CHF mn	2004	2003
JPY	377	396
USD	250	118
EUR	3	0
Other	1	1
Total financial instruments	**631**	**515**

All counterparties are at least A-rated.

Financial instruments effective for hedge-accounting purposes CHF mn	2004	2003
Fair value of cash flow hedges		
Contracts with positive fair values	**0**	**0**
Contracts with negative fair values		
Cross-currency swaps	- 49	- 30
Fair value of hedges of net investments in foreign entities		
Contracts with positive fair values	**0**	**0**
Contracts with negative fair values		
Borrowings denominated in foreign currencies	- 527	- 748

The cross-currency swaps designated as cash flow hedges concern the hedge of a loan denominated in Japanese yen. The payback will take place in five equal installments in the years between 2005 and 2009, with each installment amounting to JPY 6.8 billion.

Volumes of securitization of trade receivables CHF mn	2004	2003
Trade receivables denominated in euros	156	169
Trade receivables denominated in US dollars	85	94
Total	**241**	**263**

Securitization. For a number of years Clariant has been using securitization as a means of financing. Trade receivables from certain companies are sold in ABS programs and as a consequence are derecognized from the balance sheet.

26. Employee participation plans

I. Executive Stock Option Plan, "ESOP." In 1999, a new Clariant Group Executive Stock Option Plan was introduced. Under this plan, a specific group of executives are granted, as part of their annual remuneration, the choice of either:

a Options
The granted options entitle the holder to acquire registered shares of Clariant Ltd (1 share per option) at a predetermined strike price. They become vested and are exercisable after 3 years and expire after 10 years.

b Shares
The granted registered shares in Clariant Ltd become vested and are exercisable after 3 years.

II. Management Stock Incentive Plan "MSIP." In 1999, a Clariant Group Management Stock Incentive plan was introduced. Under this plan, a specific group of managers are granted, as part of their annual remuneration, registered shares in Clariant Ltd. The shares become vested after 3 years.

The number of options and shares granted in both plans depend on the performance of the individuals and on the performance of the sector in which they work.

The Clariant employee share participation foundation has not been included in the consolidated financial statements under IFRS as interpretation No.12 of the Standing Interpretation Committee exempts post-employment and equity plans from its scope.

The foundation holds 294 784 of Clariant shares as at 31 December 2004 (2003: 226 880). The fair value of these shares amounts to CHF 5.4 million (2003: CHF 4.1 million).

The cost for the grant of shares (I b) is recorded as an expense in the income statement under the corresponding functions of the related employees.

The grant of options (I a) has no effect on the income statement.

The options granted in 1998 will be covered entirely by the employee share participation foundation.

Options for Board of Directors (nonexecutive members) as at 31 December 2004

Base year	Granted	Exercisable from	Expiry date	Exercise price[3]	Share price at grant date[4]	**Number 31.12.2004[5]**	Number 31.12.2003
1998	1998	2001	2008	53.80	56.76	10 137[2]	9 200[2]
1999	1999	2002	2009	61.80	60.76	10 418[2]	5 530[2]
2000	2000	2003	2010	48.00	47.97	6 229[2]	5 530[2]
Total						**26 784**	**20 260**

Options for executive members of management (Board of Management) as at 31 December 2004

Base year	Granted	Exercisable from	Expiry date	Exercise price[3]	Share price at grant date[4]	**Number 31.12.2004[5]**	Number 31.12.2003
1997	1998	2001	2008	25.50	68.97	127 783[1]	81 780[1]
1997	1998	2001	2008	37.50	73.06	167 001[1]	145 100[1]
1998	1999	2002	2009	61.80	62.09	358 789[2]	302 210[2]
1999	2000	2003	2010	48.00	47.97	106 191[2]	94 290[2]
2000	2001	2004	2011	41.80	42.02	7 229[2]	6 420[2]
2001	2002	2005	2012	27.20	26.87	166 354[2]	147 732[2]
2002	2003	2006	2013	14.80	14.88	169 136[2]	150 206[2]
2003	2004	2007	2014	12.00	18.74	49 326[2]	0[2]
2003	2004	2007	2014	16.30	18.74	60 391[2]	0[2]
Total						**1 212 200**	**927 738**

[1] The corresponding number of shares is held by the employee share participation foundation.

[2] The corresponding number of registered shares is held as treasury shares of Clariant Ltd.

[3] As a result of the capital increase in April 2004, the strike price of all options issued before April 2004 was modified by the adjustment factor of 0.8883.

[4] As a result of the capital increase in April 2004, the grant price of all options and shares granted before April 2004 was modified by the adjustment factor of 0.8883.

[5] In order to accommodate the dilution of the capital increase in April 2004, all members of the employee participation plans received additional shares/options for the ones granted prior to April 2004.

Shares for Board of Directors (nonexecutive members) as at 31 December 2004

Base year	Granted	Exercisable from	Share price at grant date[4]	**Number 31.12.2004[5]**	Number 31.12.2003
2001	2001	2004	42.02	0	3 420
2002	2002	2005	26.87	6 227	8 824
2003	2003	2006	14.88	15 863	18 979
2004	2004	2007	18.74	16 565	0
Total				**38 655**	**31 223**

Shares for members of management as at 31 December 2004

Base year	Granted	Exercisable from	Share price at grant date[4]	**Number 31.12.2004[5]**	Number 31.12.2003
2000	2001	2004	42.02	250	265 910
2001	2002	2005	26.87	294 794	294 351
2002	2003	2006	14.88	751 433	759 363
2003	2004	2007	18.74	370 018	0
Total				**1 416 495**	**1 319 624**

	Options 2004	**Shares 2004**	Options 2003	Shares 2003
Shares/options outstanding at 1 January	947 998	1 350 847	810 313	658 302
Granted (incl. adjustment due to rights issue)	290 986	542 831	150 206	821 227
Exercised/distributed	0	- 420 605	0	- 117 336
Cancelled	0	- 17 923	- 12 521	- 11 346
Outstanding at 31 December	**1 238 984**	**1 455 150**	**947 998**	**1 350 847**
Exercisable at 31 December	793 777	250	643 640	0
Fair value of shares/options in CHF	3 289 750	26 702 003	4 467 420	24 656 281

27. Personnel expenses

CHF mn	**2004**	2003
Wages and salaries	- 1 528	- 1 534
Pension and social security costs	- 451	- 475
Total	**- 1 979**	**- 2 009**

28. Related-party transactions

Clariant maintains business relationships with mainly two groups of related parties. One group consists of the associated companies, where the most important ones are described in Note 4. The most important business with these companies is the purchase of services by Clariant (e.g. energy, rental of land and buildings) in Germany. In addition to this, Clariant exchanges services and goods with parties which are associated companies, i.e. in which Clariant holds a stake of between 20% and 50%. The pricing of all exchanges of goods and services with these parties is at arm's length.

The second group of related parties include the Board of Directors (nonexecutive members) and Board of Management. More information on the relationship with the Board of Directors is given in the chapter Corporate governance.

Income and expenses CHF mn	**2004**	2003
Income from the sale of goods to related parties	49	39
Income from the rendering of services to related parties	21	20
Expenses from the purchase of goods from related parties	- 17	- 26
Expenses from services rendered by related parties	- 378	- 435

Payables, receivables and loans	**31.12.2004**	31.12.2003
Receivables from related parties	11	8
Payables to related parties	40	53
Loans to related parties	1	0

Transactions with Board of Management CHF mn	**2004**	2003
Salaries and other short-term benefits	4	6
Termination benefits	4	8
Post-employment benefits	1	2
Share based payments	1	1
Total	**10**	**17**
Number of granted shares	33 347	42 973
Number of granted options	49 326	41 370

Transactions with Board of Directors (nonexecutive members) CHF thousand	**2004**	2003
Cash compensations	600	400
Total	**600**	**400**
Number of allocated shares	18 406	18 979

There are no outstanding loans by the Group to any members of the Board of Directors or Board of Management.

29. Commitments and contingencies

Leasing commitments. Commitments arising from fixed-term operational leases mainly from Infraserv companies at 31 December are as follows:

CHF mn	2004	2003
2004		90
2005	75	75
2006	57	55
2007	46	47
2008	40	46
2009	32	
thereafter	39	67
Total	**289**	**380**
Guarantees in favor of third parties	31	76

Expenses for operating leases were CHF 95 million in 2004 and CHF 99 million in 2003.

Contingencies. Clariant operates in countries where political, economic, social, legal and regulatory developments can have an impact on the operational activities. The effects of such risks on the Company's results, which arise during the normal course of business, are not foreseeable and are therefore not included in the accompanying financial statements.

In the ordinary course of business, Clariant is involved in lawsuits, claims, investigations and proceedings, including product liability, intellectual property, commercial, environmental and health and safety matters. Although the outcome of any legal proceedings cannot be predicted with certainty, management is of the opinion that there are no such matters pending which would be likely to have any material adverse effect in relation to its business, financial position or results of operations.

Purchase commitments. In the regular course of business, Clariant enters into relationships with suppliers whereby the Group commits itself to purchase certain minimum quantities of materials in order to benefit from better pricing conditions. At present, purchase commitments on such contracts amount to about CHF 85 million.

Environmental risk. Clariant is exposed to environmental liabilities and risks relating to its past operations, principally in respect of remediation costs. Provisions for nonrecurring remediation costs are made when there is a legal or constructive obligation and the cost can be reliably estimated. It is difficult to estimate the action required by Clariant in the future to correct the effects on the environment of prior disposal or release of chemical substances by Clariant or other parties, and the associated costs, pursuant to environmental laws and regulations. The material components of the environmental provisions consist of costs to fully clean and refurbish contaminated sites and to treat and contain contamination at sites where the environmental exposure is less severe. The Group's future remediation expenses are affected by a number of uncertainties which include, but are not limited to, the method and extent of remediation and the percentage of material attributable to Clariant at the remediation sites relative to that attributable to other parties. The Group permanently monitors the various sites identified at risk for environmental exposure. Clariant believes that its provisions are adequate based upon currently available information, however given the inherent difficulties in estimating liabilities in this area, there is no guarantee that additional costs will not be incurred.

30. Exchange rates of principal currencies

Rates used to translate the consolidated balance sheets (closing rate):

	31.12.2004	31.12.2003
1 USD	1.13	1.24
1 GBP	2.18	2.20
100 JPY	1.10	1.16
1 EUR	1.54	1.56

Average sales-weighted rates used to translate the consolidated income statements and consolidated statements of cash flow:

	2004	2003
1 USD	1.25	1.35
1 GBP	2.28	2.20
100 JPY	1.15	1.16
1 EUR	1.54	1.52

31. Important subsidiaries and associated companies

Country	Company name	Participation %	Holding/ Finance	Sales	Production	Research
Argentina	Clariant (Argentina) SA, Buenos Aires	100.0		■	■	
Australia	Clariant (Australia) Pty Ltd, Melbourne	100.0		■	■	
Austria	Clariant (Österreich) GmbH, Wien	100.0		■	■	
Bangladesh	Clariant (Bangladesh) Ltd, Dhaka	100.0		■		
Belgium	Clariant Benelux SA, Louvain-La-Neuve	100.0		■	■	■
Brazil	Clariant S.A., São Paulo and Resende	100.0		■	■	
Canada	Clariant (Canada) Inc., St.-Laurent, Québec	100.0		■	■	
Chile	Clariant Colorquimica (Chile) Ltda, Santiago de Chile	100.0		■	■	
China	Clariant (China) Ltd, Hong Kong	100.0		■	■	
	Clariant (Tianjin) Ltd, Tianjin	94.8		■	■	
	Clariant Chemicals Trading (Shanghai) Ltd, Shanghai	100.0		■		
	Clariant Pigments (Tianjin) Ltd, Tianjin	60.0		■	■	
	Tianjin Hua Shi Chemicals Co., Ltd, Tianjin	25.0		■	■	
	Clariant Chemicals (China) Ltd, Shanghai	100.0		■	■	
	Clariant Guangzhou Masterbatch Ltd, Guangzhou	90.0		■	■	
Colombia	Clariant (Colombia) SA, Santa Fé de Bogotá	100.0		■	■	
Czech Republic	Clariant CR s.r.o., Prague	100.0		■		
Denmark	Clariant (Denmark) A/S, Glostrup	100.0		■		
Ecuador	Clariant (Ecuador) S.A., Quito	100.0		■		
Egypt	Clariant (Egypt) SAE, Cairo	85.6		■	■	
	The Egyptian German Co. for Dyes & Resins SAE, Cairo	100.0		■	■	
Finland	Clariant (Finland) Oy, Helsinki	100.0		■		
France	Clariant (France), Paris-La-Défense	100.0		■	■	■
	Clariant Huningue, Huningue	100.0		■	■	■
	Clariant Life Science Molecules (France) SAS, Paris-La-Défense	100.0		■	■	
Germany	Clariant (Deutschland) GmbH, Leinfelden-Echterdingen	100.0		■	■	■
	Clariant GmbH, Frankfurt	100.0		■	■	■
	Clariant Masterbatch GmbH & Co. OHG, Lahnstein	100.0		■	■	■
	Clariant Verwaltungsgesellschaft mbH, Leinfelden-Echterdingen	100.0	■			
Great Britain	Clariant Holdings UK Ltd, Horsforth/Leeds	100.0	■			
	Clariant UK Ltd, Horsforth/Leeds	100.0		■	■	■
Greece	Clariant (Hellas) SA, Lykovrisi	100.0		■	■	
Guatemala	Clariant (Guatemala) SA, Guatemala City	100.0		■	■	
Hungary	Clariant Hungaria Kft, Budapest	100.0		■		
India	BTP India Private Ltd, Chennai	100.0		■	■	■
	Clariant (India) Ltd, Mumbai	50.9		■	■	■
	Colour-Chem Ltd, Mumbai	50.1		■	■	■
Indonesia	PT Clariant Indonesia, Tangerang	100.0		■	■	
Ireland	Masterplast Ltd, Naas	100.0		■	■	

Country	Company name	Participation %	Holding/ Finance	Sales	Production	Research
Italy	Clariant (Italia) S.p.A., Milan	100.0		■	■	■
	Clariant Holding (Italia) S.p.A., Milan	100.0	■			
	Clariant Life Science Molecules (Italia) S.p.A., Origgio	100.0		■	■	■
Japan	Clariant (Japan) K.K., Tokyo	100.0		■	■	■
Korea	Clariant (Korea) Ltd, Seoul	100.0		■		
	Clariant Sang Ho Ltd, Yangsan-Si	64.7		■	■	
	Clariant Songwon Color Co. Ltd, Ulsan	99.8		■	■	
Malaysia	Clariant (Malaysia) Sdn. Bhd., Shah Alam	100.0		■		
Mexico	Clariant (Mexico) S.A. de C.V., Naucalpan de Juárez	100.0		■	■	
	Clariant Productos Químicos S.A. de C.V., Santa Clara	100.0			■	
Morocco	Clariant (Maroc) S.A., Casablanca	100.0		■	■	
Netherlands	Dick Peters BV, Denekamp	100.0		■	■	
New Zealand	Clariant (New Zealand) Ltd, Takapuna-Auckland	100.0		■	■	
Norway	Clariant (Norge) AS, Bergen	100.0		■		
Pakistan	Clariant Pakistan Ltd, Korengi, Karachi	75.0		■	■	
Panama	Clariant Trading (Panamá), SA, Panamá	100.0		■		
Peru	Clariant (Perú) SA, Lima	91.4		■	■	
Philippines	Clariant (Philippines) Corp., Makati City, Manila	100.0		■		
Poland	Clariant Polska Sp. z.o.o., Warsaw	100.0		■		
Portugal	Clariant Químicos (Portugal) Lda, Porto	100.0		■	■	
Singapore	Clariant (Singapore) Pte. Ltd, Singapore	100.0		■	■	
South Africa	Clariant Southern Africa (Pty) Ltd, Weltevreden Park, Johannesburg	100.0		■	■	
Spain	Clariant Ibérica S.A., Barcelona	100.0		■	■	■
	Clariant Masterbatch Ibérica S.A., Sant Andreu de la Barca	100.0		■	■	
Sweden	Clariant (Sverige) AB, Mölndal	100.0		■		
	Clariant Masterbatches Norden AB, Malmö	100.0		■	■	
Switzerland	Clariant (Schweiz) AG, Muttenz	100.0		■	■	■
	Clariant International AG, Muttenz	100.0	■			
Taiwan	Clariant Chemicals (Taiwan) Co., Ltd, Taipei	100.0		■	■	
Thailand	Clariant Chemicals (Thailand) Ltd, Bangkok	100.0		■	■	
	Clariant Masterbatches (Thailand) Ltd, Bangkok	100.0		■	■	
Tunisia	Clariant Tunisie SA, Cherguia-Tunis	49.9		■		
Turkey	Clariant (Türkiye) A.S., Istanbul	100.0		■	■	
UAE	Clariant (Gulf) FZE, Jebel Ali, Dubai	100.0		■		
USA	Clariant Corporation, Charlotte, NC	100.0		■	■	■
	Clariant Life Science Molecules (America) Inc., Elgin, SC	100.0		■	■	■
	Clariant Life Science Molecules (Florida) Inc., Gainesville, FL	100.0		■	■	■
	Clariant Life Science Molecules (Missouri) Inc., Springfield, MO	100.0		■	■	
Venezuela	Clariant Venezuela S.A., Maracay	100.0		■	■	
Vietnam	Clariant (Vietnam) Ltd, Ho Chi Minh City	100.0		■		

32. Events subsequent to the balance sheet date

On 7 February 2005 Clariant announced a restructuring project in the French subsidiary Clariant Huningue. The measures comprise a head-count reduction of 75 people and the write-off of fixed assets in the Life Science Chemicals Division as a result of the transfer of the production activities to other sites. The total costs of this project are estimated at CHF 33 million and will be included in the financial statement in the first quarter of 2005.

This project is part of the large-scale restructuring and performance improvement project, which was announced in February 2004.

Report of the Group auditors

Report of the Group auditors to the general meeting of Clariant Ltd, Muttenz

As auditors of the Group, we have audited the consolidated financial statements (balance sheet, income statement, statement of cash flows, statement of changes in equity and notes – pages F-57 to F-91 of the Clariant Group for the year ended 31 December 2004.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with International Financial Reporting Standards (IFRS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG

D. Suter Dr. M. Jeger

Basel, 2 March 2005

Financial statements of Clariant Ltd, Muttenz
Clariant Ltd balance sheets
at 31 December 2004 and 2003

Assets	**2004** CHF	%	2003 CHF	%
Long-term assets				
Shareholdings in Group companies	1 593 892 981		1 913 624 928	
Loans to Group companies	1 440 850 262		2 229 841 196	
Intangible fixed assets	4 210 214		–	
Total long-term assets	**3 038 953 457**	62.9	**4 143 466 124**	85.1
Short-term assets				
Receivables from Group companies	468 919 596		77 867 709	
Other receivables	48 275 366		6 762 916	
Accrued income	2 178 938		1 444 124	
Marketable securities	57 296 059		64 474 859	
Cash and cash equivalents	1 216 179 842		573 299 571	
Total short-term assets	**1 792 849 801**	37.1	**723 849 179**	14.9
Total assets	**4 831 803 258**	100.0	**4 867 315 303**	100.0

Equity and liabilities	**2004** CHF	%	2003 CHF	%
Equity				
Total share capital	**1 150 800 000**		**767 200 000**	
Reserves				
General reserves	646 595 631		153 440 000	
Reserve for treasury shares	102 374 212		129 710 039	
Free reserves	105 479 978		12 967 770	
Total reserves	**854 449 821**		**296 117 809**	
Unappropriated earnings				
Balance from prior year	–		- 148 887 504	
Net income	186 256 727		244 751 885	
Total unappropriated earnings	**186 256 727**		**95 864 381**	
Total equity	**2 191 506 548**	45.4	**1 159 182 190**	23.8
Liabilities				
Long-term liabilities				
Straight bonds	718 110 000		918 715 000	
Other long-term liabilities	368 050 000		907 332 114	
Total long-term liabilities	**1 086 160 000**	22.5	**1 826 047 114**	37.5
Short-term liabilities				
Provisions	2 340 635		863 710	
Liabilities to Group companies	898 478 826		1 351 793 498	
Other liabilities	560 233 144		445 407 602	
Accrued expenses	93 084 105		84 021 189	
Total short-term liabilities	**1 554 136 710**	32.2	**1 882 085 999**	38.7
Total liabilities	**2 640 296 710**	54.6	**3 708 133 113**	76.2
Total equity and liabilities	**4 831 803 258**	100.0	**4 867 315 303**	100.0

Clariant Ltd income statements

for the years ended 31 December 2004 and 2003

	2004	2003
	CHF	CHF
Income		
Income from financial assets	465 460 504	727 490 357
Income from cash, marketable securities and short-term deposits	31 993 034	35 453 781
Other income	69 817 533	57 502 649
Total income	**567 271 071**	**820 446 787**
Expenses		
Financial expense	200 874 300	225 524 782
Administrative expense	2 106 130	2 841 909
Depreciation on financial fixed assets	149 350 000	335 577 565
Other expenses (including taxes)	28 683 914	11 750 646
Total expenses	**381 014 344**	**575 694 902**
Net income	**186 256 727**	**244 751 885**

Notes to the financial statements of Clariant Ltd

1. Accounting policies

Introduction. Statutory financial statements of Clariant Ltd comply with the requirements of the Swiss company law.

Exchange rate differences. Balance sheet items denominated in foreign currencies are converted at year-end exchange rates. Exchange rate differences arising from these as well as those from business transactions are recorded in the income statement.

Financial fixed assets. These are valued at acquisition cost less adjustments for impairment of value.

Provisions. Provisions are made to cover existing liabilities.

2. Financial assets

The principal direct and indirect affiliated companies, and other holdings of Clariant Ltd are shown on pages 100 to 101 of the Financial Report of the Clariant Group.

3. Cash, marketable securities and short-term financial assets

Securities include treasury shares valued at fair market value in the amount of CHF 57 million (prior year CHF 64 million) (see also Note 6.)

During a regular review of the cash generating capabilities of all subsidiaries of Clariant Ltd, the investment in some of these companies was written down by CHF 149 million (prior year CHF 336 million.)

4. Capital increase

On 2 April 2004 the Shareholders' Meeting approved a capital increase in the amount of CHF 920 640 000. Total shares were increased by 76 720 000 shares to a total of 230 160 000 registered shares.

Paid-in share capital was increased by CHF 383 600 000 to a total of CHF 1 150 800 000. General reserves were increased from CHF 153 440 000 to CHF 646 595 631.

5. Share capital

	31.12.2004	31.12.2003
Number of registered shares each with a par value of CHF 5	230 160 000	153 440 000
in CHF	1 150 800 000	767 200 000

Conditional capital	**31.12.2004**	31.12.2003
Number of registered shares each with a par value of CHF 5	8 000 000	8 000 000
in CHF	40 000 000	40 000 000

6. Treasury shares (number with a par value of CHF 5 each)

	2004	2003
Holdings on 1 January	3 532 869	3 787 828
Shares bought at market value	721 642	0
Shares sold at market value	- 800 000	0
Shares to employees	- 332 110	- 254 959
Holdings on 31 December	**3 122 401**	**3 532 869**

The average price of shares bought in 2004 was CHF 13.54 (2003: n/a).

The average price of shares sold in 2004 was CHF 17.76 (2003: n/a).

7. Reconciliation of equity

CHF	Share capital	General reserves	Reserve for treasury shares	Free reserves	Unappropriated earnings	**Total**
Balance 31.12.2003	**767 200 000**	**153 440 000**	**129 710 039**	**12 967 770**	**95 864 381**	**1 159 182 190**
Treasury share transactions			- 27 335 827	27 335 827		–
Appropriation of loss carried forward to reserves				65 176 381	- 65 176 381	–
Capital increase	383 600 000	537 040 000				920 640 000
Cost of capital increase		- 43 884 369				- 43 884 369
Dividend					- 30 688 000	- 30 688 000
Profit for the year					186 256 727	186 256 727
Balance 31.12.2004	**1 150 800 000**	**646 595 631**	**102 374 212**	**105 479 978**	**186 256 727**	**2 191 506 548**

8. Straight bonds

CHF thousand	Interest rate	Term	**Amount 31.12.2004**	Amount 31.12.2003
Straight bond	4.125	1996–2006	159 460	159 460
Straight bond	3.375	1997–2004	0	250 360
Straight bond	3.750	1997–2007	174 610	174 610
Straight bond	3.000	1998–2005	200 605	200 605
Straight bond	4.250	2000–2008	384 040	384 040
Total			**918 715**	**1 169 075**

9. General reserves

The general reserves were increased in connection with the capital increase by CHF 493 155 631. The general reserves must be at least 20% of the share capital of Clariant Ltd as this is the minimum amount required by the Swiss Code of Obligations.

10. Reserve for treasury shares

Clariant Ltd has met the legal requirements for treasury shares required by the Swiss Code of Obligations.

11. Contingent liabilities

CHF mn	**Outstanding liabilities 31.12.2004**	Outstanding liabilities 31.12.2003
Outstanding liabilities as guarantees in favor of Group companies	754	843
Outstanding liabilities as guarantees in favor of third parties	39	0

12. Voting and legal registration limitations

In accordance with Article 5 of the Articles of Incorporation, no limitations exist with regard to registration of shares which are acquired in one's own name and on one's own account. Special rules exist for nominees.

In accordance with Article 12 of the Articles of Incorporation, each share has the right to one vote. A shareholder can only vote for his own shares and for represented shares, up to a maximum of 10% of total share capital.

13. Shareholders holding 5 percent or more of total share capital

Based on the information available at the time of this report, Artisan Partners Ltd Partnership, Milwaukee, Wisconsin (USA), owns 10.01% of the share capital on 31 December 2004 (2003: between 5.12 % and 10%).

Appropriation of available earnings

The Board of Directors proposes to transfer the net income of the year in the amount of CHF 186 256 727 to free reserves.

Available unappropriated earnings	CHF
Balance from prior year	0
Net income of the year	186 256 727
Total available unappropriated earnings	**186 256 727**
Appropriation	CHF
Transfer to free reserves	- 186 256 727
Balance to be carried forward	**0**

Proposed payout of nominal value reduction

The Board of Directors proposes to repay CHF 0.25 of the nominal value of each registered share, as a result of a reduction of the nominal value from CHF 5 to CHF 4.75 per registered share. The proposed payout would reduce the share capital by CHF 57 540 000. The proposed payout of the nominal value reduction of CHF 0.25 each is expected on 1 July 2005, subject to approval by the ordinary General Meeting of shareholders and subject to the fulfillment of the necessary requirements and the entry of the share capital reduction in the Commercial Register of the Canton of Basel-Landschaft.

Report of the statutory auditors

Report of the statutory auditors to the general meeting of Clariant Ltd, Muttenz

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes – pages F-93 to F-96) of Clariant Ltd for the year ended 31 December 2004.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers AG

Dr. M. Jeger   Ph. Speck

Basel, 2 March 2005

Forward-looking statements

Forward-looking statements contained herein are qualified in their entirety as there are certain factors that could cause results to differ materially from those anticipated. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings; pricing strategies of competitors; the company's ability to continue to receive adequate products from its vendors on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs; and changes in the political, social and regulatory framework in which the company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis.

Report of the Independent Auditor

The Board of Directors of
Clariant Finance (Luxembourg) S.A.
Luxembourg

Following our appointment by the General Meeting of the Shareholders, dated March 15, 2006, we have audited the financial statements of Clariant Finance (Luxembourg) S.A. for the period from March 10, 2006 to March 13, 2006 on pages 1 to 5. These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the attached financial statements give, in conformity with the Luxembourg legal and regulatory requirements, a true and fair view of the financial position of Clariant Finance (Luxembourg) S.A. as of March 13, 2006 and of the results of its operations for the period then ended.

PricewaterhouseCoopers S.à r.l.
Réviseur d'entreprises
Represented by

Philippe Duren

Luxembourg, March 16, 2006

Financial statements of the Clariant Finance (Luxembourg) S.A.
as at and for the period ended 13 March 2006

Balance Sheet as at March 13, 2006
(Expressed in EUR)

	Notes	2006 EUR
ASSETS		
FORMATION EXPENSES	3	2,695.56
CURRENT ASSETS		
Cash at bank, cheques and cash in hand		31,000.00
		33,695.56
LIABILITIES		
Capital and Reserves		
Subscribed capital	4	31,000.00
Profit/(loss) for the financial year		(4.44)
		30,995.56
CREDITORS	6	2,700.00
		33,695.56

The accompanying notes are an integral part of these financial statements.

Profit and Loss Account

For the period from March 10, 2006 to March 13, 2006
(Expressed in EUR)

	Notes	2006 EUR
EXPENSES		
Value adjustments in respect of formation expenses, tangible and intangible assets	3	4.44
		4.44
INCOME		
Loss for the Financial Period		4.44
		4.44

The accompanying notes are an integral part of these financial statements.

2/5

Notes to the Financial Statements

as at March 13, 2006

1. GENERAL

Clariant Finance (Luxembourg) S.A. (the "Company") was incorporated in Luxembourg on March 10th, 2006 as a "société anonyme" subject to the Luxembourg law for an unlimited period of time. The company has its registered office at L-1717 Luxembourg, 8-10, rue Mathias Hardt.

The corporate objects of the Company are (i) the acquisition, holding and disposal, in any form, by any means, directly or indirectly, of participations, right and interests in, and obligations of, Luxembourg and foreign companies, (ii) the acquisition by purchase, subscription or in any other manner and the transfer by sale, exchange or in any other manner of stock, bonds, debentures, notes and other securities or financial instruments of any kind and contracts thereon or related thereto, (iii) the acquistion of loans or assumption of risks in relation to loans or similar instruments and contracts and (iv) the ownership, administration, development and management of a portofolio (including, among other things, the assets referred to in (i), (ii), and (iii) above). The company may also acquire, hold and dispose of interests in partnerships and other entities. The Company may also enter into any securitisation transaction in any manner which it considers necessary or useful in the accomplishment and development of its corporate purposes.

The Company may borrow in any form. It may issue notes bonds and debentures and any kind of debt and/or equity securities. The Company may lend funds (including the proceeds of any borrowings and/or issues of debt securities) to its subsidiaries affiliated companies or any other company.It may also give guarantees and and grant security security in favour of third parties to secure its obligations or the obligations of its subsidiaries, affiliated companies or any other company. The Company may further pledge, transfer, encumber or otherwise create security over some or all its assets.

The Company may (i) enter into any transaction or agreement which is subject to, governed by or part of (or capable of being entered into under) any capital markets master agreement (including under an ISDA Master Agreement), (ii) execute and deliver any such master agreement or any confirmation or other confirming evidence of any such transaction under such master agreement, (iii) perform any obligations under any such transaction or master agreement and (iv) to so enter into, execute and deliver and perform any swaps, futures, forwards, derivatives, options, repurchase and similar transactions or transactions in the context hereof or combinations of any of the foregoing.The Company may generally employ any techniques and instruments relating to investments for the purpose of their efficient management, including techniques and instruments designed to protect it against credit, currency exchange, interest rate risks and other risks. The descriptions above are to be understood in their broadest sense and their enumeration is not limiting.

The corporate objects shall include any transaction or agreement which is entered into by the company, provided it is not inconsistent with the foregoing enumerated objects. In general, the company may take any controlling and supervisory measures and carry out any operation or transaction which it considers necessary or useful in the accomplishment and development of its corporate purposes.

The first financial year runs from March 10, 2006 (date of incorporation) to April 30, 2006.

Notes to the Financial Statements

2. ACCOUNTING POLICIES, VALUATION PRINCIPLES AND METHODS

2.1 General principles

The financial statements have been established in conformity with applicable legal and statutory requirements in Luxembourg, including the following significant accounting policies.

2.2 Accounting policies

2.2.1 *Currency translation*

The Company maintains its books and records in Euro ("EUR") . The balance sheet and the Profit and Loss account are expressed in this currency.

At the balance sheet date:

Formation expenses, intangible, tangible and financial assets denominated in currencies other than EUR are translated at the historical exchange rates.

Other assets and other liabilities (except specific cases) denominated in currencies other than EUR are translated at the exchange rates prevailing at the date of the balance sheet, unless this would lead to an unrealized exchange gain.

Specific cases:

Cash at bank, cheques and cash in hand denominated in currencies other than EUR are translated at the exchange rates prevailing at the date of the balance sheet. Realized exchange gains and losses arising from the translations are recorded in the profit and loss account.

Current assets and liabilities denominated in currencies other than EUR (having an economic link and similar characteristics) are recorded globally at the exchange rates prevailing at the date of the balance sheet. Only unrealized exchange losses are recorded in the profit and loss account. Unrealized exchange gains are not recognized.

Long term debts denominated in currencies other than EUR having an economic link with receivables recorded in financial assets (and having similar characteristics) are translated at the historical exchange rates (loans "back to back").

As a result, realized exchange gains and losses and unrealized exchange losses are recorded in the profit and loss account. Unrealized exchange gains are not recognized.

2.2.2 *Formation expenses*

Formation expenses include costs in connection with the incorporation of the Company and eventual capital increases. Formation expenses are amortised on a straight-line basis at an annual rate of 20%.

Notes to the Financial Statements

3. FORMATION EXPENSES

	2006 EUR
Acquisition cost at the beginning of the period	0.00
Increases	2,700.00
(Decreases)	0.00
Acquisition cost at the end of the period	2,700.00
(Value adjustment at the beginning of the fiscal year)	0.00
(Value adjustment during the period)	(4.44)
Reversals	0.00
Value adjustment at the end of the period	(4.44)
Net book value at the end of the period	2,695.56

4. CAPITAL

Subscribed capital

The subscribed capital is represented by 24,800 shares fully paid-up of EUR 1.25 each.

5. LEGAL RESERVE

In accordance with relevant law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve. This requirement ceases to be necessary once the balance on the legal reserve reaches 10% of the issued share capital. The legal reserve is not available for distribution to the shareholders.

6. CREDITORS

6.1 Trade creditors

due after more than 5 years	0.00
due after more than 1 year	0.00
due within 1 year	2,700.00
	2,700.00
TOTAL CREDITORS	2,700.00

REGISTERED OFFICE OF THE ISSUER

Clariant Finance (Luxembourg) S.A.
8-10, rue Mathias Hardt
L-1717 Luxembourg

REGISTERED OFFICE OF THE GUARANTOR

Clariant Ltd
Rothausstrasse 61
CH-4132 Muttenz 1
Switzerland

FISCAL & PAYING AGENT

Citibank, N.A.
21st Floor
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

LEGAL ADVISERS

To the Issuer and the Guarantor as to English law:

Allen & Overy LLP
One New Change
London EC2M 9QQ
United Kingdom

To the Issuer and the Guarantor as to Luxembourg law:

Allen & Overy Luxembourg
58, rue Charles Martel
L-2134 Luxembourg
PO Box 5017
L-1050 Luxembourg

To the Managers as to English law:

Clifford Chance Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ
United Kingdom

To the Issuer and the Guarantor as to Swiss law:

Baker & McKenzie Zurich
Zollikerstrasse 225
CH-8034 Zürich
Switzerland

AUDITORS TO THE ISSUER

PricewaterhouseCoopers S.à r.l.
400, route d'Esch
L-1014
Luxembourg

AUDITORS TO THE GUARANTOR

PricewaterhouseCoopers AG
St. Jakob-Strasse 25,
CH-4052 Basel
Switzerland

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